Form 20-F/A
period 2012-12-31
Morria Biopharmaceuticals PLC
filed 2013-04-19
CIK 1541157

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended        December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

For the transition period from __________ to ___________

Commission file number ________________

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section13 or15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

☐ Yes     ☒ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended December 31, 2012, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2013 (the “2012 Form 20-F”). The sole purpose of this Form 20-F/A is to amend the Form 20-F to provide Interactive Data File disclosure as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

Item 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Exhibit Description

2.1*	Morria Biopharmaceuticals PLC, Memorandum of Association

2.2*	Morria Biopharmaceuticals PLC, New Articles of Association

2.3##	Form of Deposit Agreement among Morria Biopharmaceuticals PLC, Deutsche Bank Trust Company Americas, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder

2.4##	Form of American Depositary Receipt; the Form is Exhibit A of the Form of Depositary Agreement

4.1*	Exclusive License Agreement, dated as of November 27, 2002, by and between Morria Biopharmaceuticals, Inc. and Yissum Research Development Company of the Hebrew University of Jerusalem

4.2*	Agreement for the Rendering of Services, dated as of June 20, 2005, by and between Morria Biopharmaceuticals PLC and Yissum Research Development Company of the Hebrew University of Jerusalem

4.3*	Extension Agreement for Rendering of Services, dated as of June 20, 2006, by and between Morria Biopharmaceuticals PLC and Yissum Research Development Company of the Hebrew University of Jerusalem

4.4*	Second Extension Agreement for Rendering of Services, dated as of December 19, 2006, by and between Morria Biopharmaceuticals PLC and Yissum Research Development Company of the Hebrew University of Jerusalem

4.5*	Third Extension Agreement for Rendering of Services, dated as of June 17, 2007, by and between Morria Biopharmaceuticals PLC and Yissum Research Development Company of the Hebrew University of Jerusalem

4.6*	Fourth Extension Agreement for Rendering of Services, dated as of May 6, 2008, by and between Morria Biopharmaceuticals PLC and Yissum Research Development Company of the Hebrew University of Jerusalem

4.7*	Fifth Extension Agreement for Rendering of Services, dated as of February 22, 2011, by and between Morria Biopharmaceuticals PLC and Yissum Research Development Company of the Hebrew University of Jerusalem

4.8**	Director Agreement, dated as of June 16, 2005, between Morria Biopharmaceuticals PLC and Gilead Raday

4.9**	Amendment to Director Agreement, dated as of March 14, 2007, between Morria Biopharmaceuticals PLC and Gilead Raday

4.10**	Chairman Agreement, dated as of February 18, 2005, between Morria Biopharmaceuticals PLC and Mark Cohen

4.11**	Director Agreement, dated as of August 28, 2007, between Morria Biopharmaceuticals PLC and Dr. Johnson Lau

4.12**	Director Agreement, dated as of August 28, 2007, between Morria Biopharmaceuticals PLC and Dr. David Sidransky

4.13**	Director Agreement, dated as of February 21, 2005 between Morria Biopharmaceuticals PLC and Prof. Saul Yedgar

4.14*	Amendment to Director Agreement, dated as of March 14, 2007, between Morria Biopharmaceuticals PLC and Prof. Saul Yedgar

4.15*	Employment Agreement, dated as of June 1, 2007, between Dr. Yuval Cohen and Morria Biopharmaceuticals PLC

4.16*	Amendment to Employment Agreement, dated as of May 10, 2012, between Dr. Yuval Cohen and Morria Biopharmaceuticals PLC

4.17**	Consulting Agreement, dated as of February 21, 2005, between Morria Biopharmaceuticals PLC and Prof. Saul Yedgar

4.18**	Employment Agreement, dated as of May 25, 2011, between Morria Biopharmaceuticals PLC and Prof. Saul Yedgar

4.19**	Consulting Agreement, dated as of June 28, 2007, between Morria Biopharmaceuticals PLC and Dr. Joseph Bondi

4.20**	Amendment to Consulting Agreement, dated as of May 27, 2009, between Morria Biopharmaceuticals PLC and Dr. Joseph Bondi

4.21*	Employment Agreement, dated as of January 11, 2012, between Dov Elefant and Morria Biopharmaceuticals PLC

4.22*	Consulting Agreement, dated as of December 15, 2010, among AGH Associates and Morria Biopharmaceuticals PLC

4.23*	Employment Agreement, dated as of July 1, 2012, between Dr. Alan Harris and Morria Biopharmaceuticals PLC

4.24*	Amended and Restated 2007 Stock Option Plan, dated April 26, 2012

4.25*	Second Amendment to Amended and Restated 2007 Stock Option Plan, dated June 20, 2012

4.26**	Securities Purchase Agreement dated April 3, 2012 by and between Morria Biopharmaceuticals PLC and the buyers listed on the Schedule of Buyers

4.27**	Form of April 2012 Warrant

4.28**	Sub-License Agreement dated February 1, 2005

4.29***	Amendment No. 2 to Consulting Agreement, dated as of September 27, 2012, between Morria Biopharmaceuticals PLC and Dr. Joseph Bondi

4.30#	Form of Securities Purchase Agreement dated November 30, 2012 by and among Morria Biopharmaceuticals PLC and the buyers signatory thereto

4.31#	Form of Warrant dated November 30, 2012

4.32#	Registration Rights Agreement dated November 30, 2012 by and among Morria Biopharmaceuticals PLC and the Buyers signatory thereto

4.33+	Form of Securities Purchase Agreement dated January 17, January 31 and February 28, 201, by and among Morria Biopharmaceuticals PLC and the buyers signatory thereto

4.34+	Form of Series A Warrant dated January 17, January 31 and February 28, 2013

4.35+	Form of Series B Warrant dated January 17, 2013

4.36+	Form of Series C Warrant dated January 17, 2013

4.37+	Form of GSS Warrant dated January 17, January 31 and February 28, 2013

4.38+	Registration Rights Agreement dated January 17, January 31 and February 28, 2013, by and among Morria Biopharmaceuticals PLC and the Buyers signatory thereto

4.39+	Employment Agreement, dated as of March 4, 2013, between Gur Roshwalb, M.D. and Morria Biopharmaceuticals PLC

8.1*	List of subsidiaries

12.1++	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2++	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1++	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2++	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated by reference to the registrant’s Registration Statement on Form 20-F (No. 000-54749) filed on June 28, 2012.
**	Incorporated by reference to the registrant’s Registration Statement on Form 20-F/A (No. 000-54749) filed on August 8, 2012.
***	Incorporated by reference to the registrant’s Registration Statement on Form 20-F/A (No. 000-54749) filed on September 27, 2012.
#	Incorporated by reference to the registrant’s Registration Statement on Form F-1 (No. 333-185247) filed on December 3, 2012.
##	Incorporated by reference to the registrant’s Registration Statement on Form F-6 (No. 333-185197) filed on November 30, 2012.
+	Incorporated by reference to the registrant’s Post-Effective Amendment No. 1 to its Registration Statement on Form F-1 (No. 333-185247) filed on March 21, 2013.
++	Previously filed on March 22, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Morria Biopharmaceuticals PLC

By:	/s/ Dov Elefant
	Name:	Dov Elefant
	Title:	Chief Financial Officer

Date: April 18, 2013