Form 20-F
period 2013-12-31
Celsus Therapeutics Plc.
filed 2014-03-24
CIK 1541157

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report________________________

For the transition period from__________ to ___________

Commission file number 001-36288

Celsus Therapeutics PLC
(Exact name of Registrant as specified in its charter)

The Laws of England and Wales
(Jurisdiction of incorporation or organization)

53 Davies Street, London, United Kingdom W1K 5JH
(Address of principal executive offices)

Mr. Mark S. Cohen Executive Chairman 53 Davies Street London W1K 5JH United Kingdom Telephone +44 20 3322 1321
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing 10 Ordinary Shares, par value £0.01 per share Ordinary Shares, £0.01 par value per share*	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 40,227,953 Ordinary Shares, £0.01 par value per share**

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

Pursuant to the JOBS Act, we will remain an Emerging Growth Company until the earliest of:

·	the last day of our fiscal year following the fifth anniversary of the date of our initial public offering of common equity securities;

·	the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more;

·	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

·	the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months, and (c) have filed at least one annual report pursuant to the Exchange Act.

Celsus Therapeutics PLC

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

The following selected consolidated financial data as of December 31, 2013 and 2012 and for the fiscal years ended December 31, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements and notes thereto prepared in accordance with United States GAAP, or GAAP, included elsewhere in this Annual Report Form 20-F. The selected consolidated financial data as of December 31, 2010 and 2009 and for the fiscal year ended December 31, 2009 has been derived from our unaudited consolidated financial statements which are not included in this Annual Report Form 20-F. Our historical results are not necessarily indicative of results to be expected for future periods.

The selected consolidated financial data set forth below should be read in conjunction with, and are entirely qualified by reference to our audited consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this annual report.

	As of December 31,
	2009	2010	2011	2012	2013
BALANCE SHEET DATA
(In United States Dollars in $000’s)
Total current assets	$15	$34	$27	$1,118	$7,832
Total assets	15	34	27	1,120	7,832
Total current liabilities	805	1,222	2,236	3,850	1,231
Total liabilities	1,716	2,038	2,512	4,480	2,018
Working capital surplus (deficit)	(790)	(1,188)	(2,209)	(2,732)	6,601
Capital stock	213	216	225	245	675
Shareholders’ equity (deficiency)	(1,701)	(2,004)	(2,485)	(3,360)	5,814

	As of December 31,
	2009	2010	2011	2012	2013
INCOME STATEMENT DATA
(In United States Dollars in $000’s, except for per share data)
Research and development	$159	$247	$841	$1,483	$1,276
General and administrative	449	545	1,406	2,184	2,330
Total operating expenses	608	792	2,247	3,667	3,606
Financial expense (income, net	404	(117)	(128)	601	14
Net Loss	1,012	675	2,119	4,268	3,620
Net basic and diluted loss per share	$(0.09)	$(0.06)	$(0.18)	$(0.35)	$(0.17)
Weighted average number of Ordinary Shares	11,244,002	11,420,369	11,920,562	12,458,874	21,075,065

	Year ended December 31,
	2009	2010	2011	2012	2013
OTHER FINANCIAL DATA
(In United States Dollars in $000’s)
Net cash used in operating activities	$(580)	$(366)	$(1,008)	$(2,134)	$(5,450)
Net cash provided by financial activities	499	372	1,005	3,232	12,003

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We do not expect to generate revenue or profitability that is necessary to finance our operations in the short term. We incurred losses of $3,620,000 and $4,268,000 for the year ended December 31, 2013 and 2012, respectively, and $2,119,000 and $675,000 for the years ended December 31, 2011 and 2010, respectively. In addition, our accumulated deficit as of December 31, 2013 and December 31, 2012 was $20,542,000 and $16,922,000, respectively. We expect to continue to incur significant research and development and other significant operating expenses and capital expenditures and anticipate that we will continue to have significant expenses and losses in the foreseeable future as we:

•	conduct our Phase 2 clinical trials of MRX-6 for dermatitis and initiate additional clinical trials, if supported by the results of such trials;

•	conduct the synthesis and formulation of MRX-6;

•	conduct preclinical toxicology and absorption, distribution, metabolism and excretion, or ADME, studies for MRX-6;

•	conduct preclinical studies of OPT-1 for ophthalmic inflammation (including synthesizing and formulation of OPT-1);

•	conduct preclinical studies of CFX-1 for cystic fibrosis (including synthesizing and formulation of CFX-1);

•	Conduct preclinical work for other potential indications;

•	expand our management;

•	prepare and make filings with regulatory agencies, potentially including, but not limited to, IND filings with the FDA for MRX-6 and potentially OPT-1 and CFX-1; and

•	incur increased general and administrative expenses as a result of being a public company.

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

As of March 12, 2014, we had existing cash and investment securities of approximately $14.0 million. We will require additional capital in order to complete the clinical development of and to commercialize our product candidates and our pre-clinical product candidates and to expand our operational plan and management.

Our operating plan for fiscal year 2014 includes research and development expenses which includes personnel expenses, the synthesis, formulation and manufacturing and toxicology work of MRX-6 for its Phase II clinical trials as well as accounting, legal, personnel and corporate expenses to maintain our listing as a public company. In January through September 17, 2013, we received investments totaling $1,706,000 and on September 24, 2013, we closed on investments totaling approximately $12,516,000 that enabled us to continue the development of MRX-6 and prepare for our Phase II trial. Furthermore, on February 5, 2014, we closed on a public offering totaling approximately $9,200,000. The additional capital raised enables us to initiate the following additional research and development activities:

•	Conduct the formulation and toxicology testing of MRX-6 (in the approximate amount of $2,900,000);

•	Phase II clinical trials of MRX-6 for dermatitis (in the approximate amount of $1,000,000);

•	Preclinical testing of OPT-1 and formulation development of (in the approximate amount of $1,900,000); and

•	Preclinical testing of CFX-1 and formulation development (in the approximate amount of $1,500,000).

Our future capital requirements will depend on many factors that are currently unknown to us, including:

•	the timing of initiation, progress, results and costs of our clinical trials for MRX-6;

•	the timing and costs related to the filing of INDs for MRX-6, CFX-1 and OPT-1;

•	the results of preclinical studies of OPT-1 and CFX-1 and the timing of initiation, progress, results and costs of any clinical trials that we may initiate based on the preclinical results;

•	the costs of synthesis and formulation;

•	the costs of raw materials in order to produce our product candidates;

•	the costs of producing the product candidates;

•	the costs of establishing commercial manufacturing arrangements and of establishing sales and marketing functions, if needed;

•	the cost of scale-up and optimization;

•	the scope, progress, results, and cost of preclinical development, clinical trials, and regulatory review of any new product candidates for which we may initiate development;

•	the cost of filing regulatory applications for our product candidates;

•	the costs of preparing, filing, and prosecuting patent applications and maintaining, enforcing, and defending intellectual property-related claims;

•	our ability to establish research collaborations and strategic collaborations and licensing or other arrangements on terms favorable to us;

•	the costs to satisfy our obligations under potential future collaborations; and

•	the timing, receipt, and amount of sales, milestone payments, licensing fees or royalties, if any, from any approved product candidates.

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

Our recent financings may result in significant dilution for existing stockholders.

The securities purchase agreements from our private placement financings in November 2012 and January and February 2013 contained “down round” price protection provisions, which provide that until April 16, 2015, if we make certain dilutive issuances of ordinary shares at a price per ordinary share below the per share purchase price of $2.00 (referred to as a “dilutive issuance”), then immediately after such dilutive issuance, we will be obligated to issue to each purchaser, without the payment of additional consideration, additional ordinary shares, pursuant to the formula set forth in such securities purchase agreements. As a result of our September 2013 financing which had a per share purchase price of $0.57 per ordinary share, we issued additional shares to such purchasers. Accordingly, if we were to issue ordinary shares at less than $0.57 per ordinary share (subject to customary exceptions), we would be required to issue more additional shares to these purchasers. In addition, in the event we sell warrants or other rights (subject to customary exceptions) with an exercise price below $2.00 per ordinary share, the exercise price of the warrants issued in such financings shall be reduced to such lower exercise price. These same price protection provisions are also in the subscription agreements dated September 30, 2012, March 20, 2013, April 9, 2013, April 30, 2013, May 13, 2013, September 10, 2013 and September 17, 2013 relating to the purchase of an aggregate of 135,525 shares. The down round terms from these financings could result in significant and material dilution to current shareholders if we were to sell our ordinary shares at a price below $0.57 per ordinary share or issue warrants with an exercise price less than $2.00 per ordinary share.

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

Capital markets have recently experienced a period of disruption and instability, which has had and could have a negative impact on the availability and cost of capital.

The United States capital markets had recently been adversely affected by economic problems experienced in the United States and abroad, particularly in Europe. These global conditions impacted the broader worldwide financial and credit markets and reduced the availability of debt and equity capital for the market as a whole. These global conditions could recur and persist for a prolonged period of time or worsen in the future. Our ability to access the capital markets may be restricted at a time when we would like, or need, to access those markets, which could have an impact on our flexibility to react to changing economic and business conditions. The resulting lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets could materially and adversely affect the cost of debt financing and the proceeds of equity financing may be materially adversely impacted by these market conditions.

Our future success depends on our ability to retain our key executives and to attract, retain, and motivate qualified personnel.

The competition for qualified personnel in the biopharmaceutical field is intense and we must retain and motivate highly qualified scientific personnel as well as attract new personnel. We are highly dependent on certain officers and employees, including Mr. Mark Cohen, our Executive Chairman, Dr. Gur Roshwalb, our Chief Executive Officer, Dov Elefant, our Chief Financial Officer and Dr. Pablo Jimenez, our Chief Medical Officer. All of the agreements with these principal members of our executive and scientific teams provide that employment is at-will and may be terminated by the employee at any time and without notice. The loss of the services of any of these persons might impede the achievement of our research, development, and commercialization objectives. Recruiting and retaining qualified scientific personnel and possibly sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific personnel from universities and research institutions. We do not maintain “key person” insurance on any of our employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

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

Some of our costs and expenses are denominated in foreign currencies. When the United States dollar weakens against the foreign currencies, the United States dollar value of the foreign currency denominated expense increases, and when the United States dollar strengthens against the foreign currencies, the United States dollar value of the foreign currency denominated expense decreases. Consequently, changes in exchange rates, and in particular a weakening of the United States dollar, may adversely affect our results of operations.

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

To date, we have not filed any US regulatory applications, have not received regulatory approval, nor distributed or sold any drugs. The success of our business depends substantially upon our ability to develop and commercialize our product candidates successfully. We currently have a clinical-stage product candidate in development, MRX-6, which is in the early stages of clinical development. Our product candidates are prone to the risks of failure inherent in drug development. Before obtaining regulatory approvals for the commercial sale of MRX-6 or any other product candidate for a target indication, we must demonstrate with substantial evidence gathered in well-controlled clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA and, with respect to approval in other countries, similar regulatory authorities in those countries, that the product candidate is safe and effective for use for that target indication. Although the Phase 2 clinical trial for MRX-4 was conducted under ICH rules, which comply with the FDA’s rules, the Phase 2 clinical trial for MRX-6 was conducted as an academic study and, thus, is neither ICH- nor FDA-compliant. We are therefore required to execute another clinical trial that will be either FDA compliant or ICH compliant and, thus, compliant with the FDA’s rules, in order to advance this product candidate’s development. We intend to execute such a trial in 2015. We currently expect to submit Investigational New Drug, or IND, applications MRX-6 (for dermatitis) in the second half of 2014 and potentially OPT-1 and CFX-1 in 2015. We also plan to initiate pre-clinical work to advance OPT-1 for ophthalmologic indications and potentially CFX-1 in cystic fibrosis in 2014. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain, and subject to unanticipated delays. Despite our efforts, our product candidates may not:

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

We obtained product liability insurance coverage for our clinical trials with $3-$5 million of coverage for dermatitis clinical trials. However, our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for any of our product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain this product liability insurance on commercially reasonable terms. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

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

With respect to our clinical and pre-clinical programs, there are other product candidates in development that may compete with our product candidates and any future similar product candidates, if approved for commercial sale. Our closest competitor of which we are aware is Anthera Pharmaceuticals, Inc. (NASDAQ:ANTH), which is actively developing a PLA2 inhibitor treatment of cardiovascular disease in phase 3 clinical trials, although these trials were stopped due to lack of efficacy, and Ziarco Pharma, Ltd, which is developing a cytosolic PLA2 inhibitor potentially for skin and lung diseases. Other competitors include Anacor Pharmaceuticals, as an example, which is pursuing the development of a boron based topical PDE-4 inhibitor for inflammatory skin disease. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

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

Although our present manufactures are in compliance with current FDA-mandated Good Manufacturing Practice regulations, there is no assurance that future manufacturing partners may be able to comply with those regulations, other FDA regulatory requirements or similar regulatory requirements outside the United States. Failure of our third-party manufacturers or us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates.

We rely on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet established deadlines for the completion of such clinical trials.

We do not have the ability to independently conduct clinical trials for our product candidates, and we rely on third parties, such as contract research organizations, medical institutions, and clinical investigators to perform this function. Our reliance on these third parties for clinical development activities reduces our control over these activities. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. Although we have, in the ordinary course of business, entered into agreements with these third parties, we continue to be responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA requires us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements. To date, we believe our contract research organizations and other similar entities with which we are working have performed well. However, if these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be required to replace them. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, it may result in a delay of the affected trial. Accordingly, we may be delayed in obtaining regulatory approvals for our product candidates and may be delayed in our efforts to successfully commercialize our product candidates for targeted diseases.

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

We own or have exclusive rights to 14 United States and 12 foreign issued patents; and 16 United States and 44 foreign patent applications, as well as two pending international patent application. Issued patents which cover our product candidates MRX-4, MRX-5, MRX-6, OPT-1 and CFX-1 in the United States, will expire between 2021 and 2022, depending on the specific product candidates. Issued patents directed to our product candidates MRX-4, MRX-5, MRX-6, OPT-1 and CFX-1 outside of the United States, will expire between 2021 and 2025, depending on the specific compositions. We have pending patent applications for formulations of our product candidates MRX-4, MRX-5, MRX-6, OPT-1 and CFX-1 that, if issued, would expire in the United States and in countries outside of the United States between 2021 and 2032, depending on the specific compositions and formulations. We have an issued patent directed to methods of manufacturing which covers our product candidates compounds in the United States and which will expire in 2021. Issued patents directed to methods of treatment using our product candidates MRX-4, MRX-5, MRX-6 and OPT-1 in the United States, will expire between 2021 and 2024, depending on the specific indication: allergic rhinitis (MRX-4), contact dermatitis (MRX-6), conjunctivitis (OPT-1) and inflammatory bowel disease (MRX-5). Issued patents directed to use of our product candidate: allergic rhinitis (MRX-4), contact dermatitis (MRX-6), and inflammatory bowel disease (MRX-5) and CFX-1 for indications outside of the United States, will expire between 2021 and 2026, depending on the specific indication: allergic rhinitis (MRX-4), contact dermatitis (MRX-6), inflammatory bowel disease (MRX-5), and cystic fibrosis (CFX-1). We have pending patent applications for use of our product candidates MRX-4, MRX-5, MRX-6, OPT-1 and CFX-1 that, if issued: allergic rhinitis (MRX-4), contact dermatitis (MRX-6), conjunctivitis and dry eye (OPT-1), inflammatory bowel disease (MRX-5) and cystic fibrosis (CFX-1) would expire in the United States and in countries outside of the United States between 2021 and 2032, depending on the specific indications and formulations: allergic rhinitis (MRX-4), contact dermatitis (MRX-6), conjunctivitis and dry eye (OPT-1), inflammatory bowel disease (MRX-5) and cystic fibrosis (CFX-1).

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

Risks Related to Our Ordinary Shares and ADSs

A very limited public market exists for our securities and we cannot assure you that our securities will continue to be listed on the NASDAQ Capital Market or any other securities exchange or that an active trading market will ever develop for any of our securities.

Our ADSs were approved for listing and began trading on the NASDAQ Capital Market on January 31, 2014. We cannot assure you that we will be successful in meeting the continuing listing standards of the NASDAQ Capital Market. Consequently, the trading liquidity of our ADSs may not improve. We may not be successful in maintaining the listing of our ADSs on the NASDAQ Capital Market and cannot assure you that our ADSs will be listed on a national securities exchange. There is no assurance that an active trading market in our ADSs will develop, or if such a market develops, that it will be sustained.

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

The stock markets in general, and the markets for biotechnology stocks in particular, have experienced significant volatility that has often been unrelated to the operating performance of particular companies. The financial markets continue to face significant uncertainty, resulting in a decline in investor confidence and concerns about the proper functioning of the securities markets, which decline in general investor confidence has resulted in depressed stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. These broad market fluctuations may adversely affect the trading price of our Ordinary Shares.

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

Insiders have control over us which could delay or prevent a change in corporate control or result in the entrenchment of management and/or the board of directors.

As of March 12, 2014, our directors and executive officers, together with their affiliates and related persons, beneficially own, in the aggregate, approximately 11.1% of our outstanding Ordinary Shares (approximately 14.3% of our Ordinary Shares on a fully diluted basis). These shareholders, if acting together, may have the ability to impact the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to influence the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our ADSs by:

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

We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our ADSs.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management on our internal control over financial reporting for fiscal 2013, which is the year following our first annual report required to be filed with the SEC. Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the price of our stock ADSs.

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

We incur significant costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

As a public company, we incur significant legal, accounting and other expenses, including costs associated with public company reporting requirements. We also incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of SOX, as well as rules implemented by the SEC and The Nasdaq Stock Market. The expenses incurred by public companies for reporting and corporate governance purposes have increased dramatically in recent years. We estimate these costs to be approximately $860,000 over the next fiscal year and on an annual basis thereafter.

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies. We cannot predict if investors will find our Ordinary Shares less attractive because we will rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our ADSs and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” for up to five years, although if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

We are a foreign private issuer and you will receive less information about us than you would from a domestic U.S. corporation.

As a “foreign private issuer,” we are exempt from rules under the Exchange Act that impose certain disclosure and procedural requirements in connection with proxy solicitations under Section 14 of the Exchange Act. Our directors, executive officers and principal shareholders also are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our shares. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We will likely no longer qualify as a “foreign private issuer” as of the June 30, 2014 measurement date and, accordingly, would become subject to the reporting requirements of U.S. companies under the Exchange Act beginning January 1, 2015. We are contemplating reorganizing our company pursuant to a court-approved scheme of arrangement under the laws of England and Wales so that a company named Celsus Therapeutics, Inc. will become the Delaware holding company and Celsus Therapeutics Plc will become a wholly-owned subsidiary of Celsus Therapeutics, Inc. If such scheme were to be approved by the court and our shareholders, our ordinary shareholders, including holders of ADSs, would become stockholders in Celsus Therapeutics, Inc., which would become the publicly traded entity. Although we are considering this option, we may decide that it is too costly and time consuming to pursue at this time.

If we are deemed or become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2013 or in any prior or subsequent years, there may be negative tax consequences for U.S. taxpayers that are holders of our Ordinary Shares or our ADSs.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we may be treated as a PFIC for U.S. federal income tax purposes for the current and future taxable years. If we are a PFIC in 2013, or any prior or subsequent years, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our Ordinary Shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the Ordinary Shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our Ordinary Shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. However, we do not commit to maintain calculations of earnings and profits according to U.S. tax principles, and in the absence of such calculations, shareholders may be unable to obtain a QEF election.

U.S. investors may not be able to enforce their civil liabilities against our company or certain of our directors, controlling persons and officers.

It may be difficult for U.S. investors to bring and enforce suits against our company. We are a public limited company under the Companies Act of 2006, as amended. Several of our directors are not residents of the United States, and all or substantial portions of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our Ordinary Shares or ADSs to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, if a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against us or our directors or officers, it will be difficult to enforce the judgment in the non-U.S. courts against us and any of our non-U.S. resident executive officers or directors. Accordingly, U.S. shareholders may be forced to bring actions against us and our respective directors and officers under English law and in English courts in order to enforce any claims that they may have against us or our directors and officers. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Nevertheless, it may be difficult for U.S. shareholders to bring an original action in the English courts to enforce liabilities based on the U.S. federal securities laws against us and any of our non-U.S. resident executive officers or directors.

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

ITEM 4.	INFORMATION ON THE COMPANY

In this report, “Celsus”, the “Company,” “we,” “us,” and “our” refer to Celsus Therapeutics PLC.

A.	History and Development of the Company

Our Corporate History

On November 27, 2002, Morria Biopharmaceuticals Inc., which changed its corporate name to Celsus Therapeutics, Inc., or Celsus USA, a Delaware corporation, entered into a license agreement with Yissum, the research and development arm of the Hebrew University, granting Celsus USA an exclusive, global license to develop Yissum’s technology in the field of lipid conjugates that may halt and/or minimize the inflammatory process for the treatment of disease.

In January 28, 2005, Celsus USA and Morria Biopharmaceuticals Limited #5252842, a private limited liability company formed under the laws of England and Wales on October 7, 2004 (then known as “Freshname No. 333 Limited”), entered into a merger agreement. On January 19, 2005, “Freshname No. 333 Limited” changed its name to the name of “Morria Biopharmaceuticals Limited.” On February 1, 2005, Celsus USA sublicensed, on a global and exclusive basis, the technology it licensed from Yissum to Morria to sell, market and distribute the licensed technology as defined in the original license agreement between Celsus USA and Yissum. On February 15, 2005, Morria re-registered as a non-traded public limited company under the laws of England and Wales in order to facilitate raising capital in the United Kingdom, under the name of Morria Biopharmaceuticals PLC.

On March 22, 2011, we incorporated an Israeli subsidiary, Morria Biopharma Ltd. #51-459419-1, or Morria Ltd. Morria Ltd. is fully owned by Morria. As of the date of this report, Morria Ltd. does not conduct any operations. In June 2013, we changed our corporate name to Celsus Therapeutics PLC.

B.	Business Overview

Business Overview

Celsus Therapeutics PLC is a biopharmaceutical company dedicated to the discovery and development of novel, first-in-class, non-steroidal, synthetic anti-inflammatory drugs. We recently changed our corporate name from Morria Biopharmaceuticals PLC to Celsus Therapeutics PLC. We believe that we have created a new class of synthetic drugs that we term Multifunctional Anti-Inflammatory Drugs representing a new multi-drug platform for the treatment of a wide range of inflammatory diseases and conditions. For decades, steroids have been the most commonly used anti-inflammatory drugs in the world, used extensively to treat inflammatory diseases and allergies. However, steroids are associated with severe side effects, such as metabolic changes, weight gain, changes in blood pressure, diabetes, osteoporosis, cataract and glaucoma, psychosis and depression. These side effects have led to reluctance by the Federal Drug Administration, or FDA, medical providers and their patients to use these drugs, providing an unmet need in multiple disease markets for safer alternatives to steroids.

In general, inflammation is a defense mechanism (part of our immune system) protecting our bodies from infection. However, when inflammation is triggered for the wrong reasons (i.e., not as a reaction to infection) or is unable to shut down, this results in an inflammatory disease. Since each organ in the body is capable of protecting itself from infections using inflammation, each organ can suffer from an inflammatory disease or condition such as allergies.

Inflammatory diseases therefore manifest in a wide range of symptoms, affecting any organ in the body and have diverse causes. Inflammatory diseases encompass such diverse diseases as respiratory diseases (e.g. allergic rhinitis, asthma, and chronic obstructive pulmonary disease (COPD), alpha-1-antitrypsin, bronchiectasis, cystic fibrosis), chronic gastrointestinal diseases (e.g. Crohn’s disease and ulcerative colitis), skin inflammations (e.g. dermatitis, eczema, psoriasis and rosacea), cardiovascular diseases (e.g. restenosis, thrombosis and acute cardiovascular syndrome), diseases of the eye (e.g. dry eye, uveitis, and conjunctivitis), diseases such as arthritis and related diseases (e.g. osteo-arthritis and rheumatoid-arthritis), autoimmune disorder (e.g. Lupus, Wegeners, and dermatomyositis), and disease of the central nervous system (e.g. multiple sclerosis). However, while the causes and symptoms of these diseases are diverse, their treatment is often the same: anti-inflammatory drugs.

Product Candidates

Our lead clinical candidate is MRX-6, a topical cream for treating contact dermatitis (a common type of eczema). The Phase 2a clinical trial for MRX-6 was conducted as an academic study and, thus, is neither ICH- or FDA-compliant. A second, multi-center, vehicle controlled, double blind, dose ranging study of MRX-6 study was carried out in in Israel. Results of the study were reported on May 8, 2013. These results demonstrated that MRX-6 was a safe and effective treatment for chronic hand eczema secondary to contact dermatitis, replicating the results we saw in our earlier Phase IIa trial. The data announced on May 8 were from a multi-center Phase II double blind, vehicle controlled study of MRX-6 for the treatment of patients with chronic hand eczema due to allergic contact dermatitis (ACD). The results showed a 56% improvement in symptoms (dryness, scaling, redness, pruritus and fissures) from baseline in the MRX-6 treated hand/forearm, compared to a 24% improvement for vehicle (“placebo”) treated hand/forearm (p < 0.0001). Each patient acted as his or her own control. Clinically significant benefit, defined as a ≥ 50% reduction in symptoms from baseline in the MRX-6 treated hand/forearm was seen in 67% of patients. MRX-6 was found to be safe and well-tolerated, with no adverse events. The benefit was similar regardless of patient baseline score, study center or symptom sub-score.

We may also undertake, depending on available resources pre-clinical studies for other product candidates: OPT-1 (for the treatment of ophthalmic inflammation); CFX-1 (for the treatment of cystic fibrosis); and potentially other inflammatory disorders. Given the common biochemical mechanism of all inflammatory diseases, we plan to gradually expand the application of our platform technology for our product candidates to other forms of inflammatory diseases in the future, such as arthritis and related diseases (osteoarthritis and rheumatoid-arthritis).

Our corporate headquarters are located at 53 Davies Street, London W1K 5JH, United Kingdom, telephone +44-203-318-3004, and our registered office is located at 42-46 High Street, Esher, Surrey KT109QY, United Kingdom.

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

Non-steroid synthetic drugs include the old generation of non-specific COX inhibitors, such as ibuprofen and aspirin (possibly the most commonly used drug in the world), and a newer generation of specific inhibitors of COX-2, such as Celebrex® and Vioxx®. COX inhibitors are drugs that inhibit the action of the COX enzyme, which is responsible for producing factors that produce inflammation. The old generation of COX inhibitors is associated with severe gastrointestinal adverse effects. The newer generation of specific COX-2 inhibitors, originally designed to be safer, has subsequently been found to have side effects, including primarily cardiovascular complications. These side effects have led to the withdrawal the drug Vioxx® from the market and specific warnings for its related drug Celebrex TM ..

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

In cystic fibrosis, a genetic disorder which leads to severe lung inflammation and bronchiectasis, amongst other clinical problems, inhaled steroids have not demonstrated benefit, although high dose ibuprofen has been shown to be somewhat effective in treating lung inflammation. However, according to the Cystic Fibrosis Foundation 2012 Patient Registry Annual Data Report, only 3.3% of cystic fibrosis patients who were eligible for ibuprofen were prescribed ibuprofen, in part due to concerns about side effects.

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

According to sales figures for dermatitis drugs for 2010 compiled by GlobalData, a leading market research company, the total dermatitis sales was approximately $2.0 billion for 2010. According to forecasts of GlobalData, the market is expected to expand and reach approximately $3.6 billion in 2018.

The following table provides a comparison of properties of different drug groups that are in development or on the market:

Class	Efficacy	Examples	Side Effects
Group A — steroids
Steroids	Effective; affect a wide range of inflammatory mediators	Beconase®, Flonase®, Rhinocort®, Dermovate®, Nasonex®, Synalar®, Topicort®	Extensive effects in chronic use including the following specific ones for intranasal sprays (INS) and topical (skin) steroids:

Nasal sprays:
  Systemic effects: adrenal suppression,
  hyperglycemia, bone demineralization/
  fracture, growth delay in children.
  Local effects: increased intraocular
  pressure, cataract formation, nasal
  septal atrophy, fungal infection,
  nosebleeds, stinging, burning, dryness,
  smell and taste abnormalities

Topical (skin) steroids:
  Local: atrophy, skin fragility, striae,
  purpura (itching), telangiectasia acne,
  contact dermatitis, rosacea, delayed
  wound healing, scarring, infections
(local) Systemic: cataracts, glaucoma
Group B — non-steroid synthetic drugs
COX inhibitors	Low potency; primarily used mainly as mild painkillers	Aspirin, ibuprofen, voltaren, etc. (typically pills)	Gastrointestinal bleeding and ulcers
Specific COX-2 inhibitors	Low potency; primarily used mainly as mild painkillers	Celebrex®, Bextra®, Vioxx®	Gastrointestinal side effects and Cardiovascular effects led to the recall of Vioxx
LOX and Leukotriene inhibitors	Mild efficacy	Singulair®, Zyflo®, Accolate®	Liver toxicity (Zyflo®), Risk of infections (particularly lung infections such as pneumonia and TB), risk of cancer (particularly Lymphoma)
Non-steroid biological drugs
Antibodies and recombinant receptors	Varies with patients.	Enbel®, Remicade®, Raptiva®, Humira®, Xolair®	Risks of infections, particularly pulmonary infections such as pneumonia and TB. Risks of certain types of cancers, particularly lymphoma. Rare but potentially very dangerous exacerbated by very long duration of drug activity in body
Our Product Candidates
Our Product Candidates	Currently in phase 2 clinical trials; studies indicate excellent safety and promising efficacy	A number of compounds that are candidates for drugs with wide formulation flexibility	To date, no treatment emergent adverse events noted but further investigation is needed

Scientific Background to Inflammation and Our Product Candidates

The phospholipase A2 (PLA2) is a super-family of enzymes responsible for triggering the inflammatory response in the body. This enzyme family includes two sub-families of PLA2 that are of particular interest to anti-inflammatory drug development: the secretory (sPLA2) and the cytosolic (cPLA2) families. The sPLA2 enzyme family consists of at least 13 sub-types (isoforms) and plays a key role in launching inflammation associated with pathogenesis and high levels of sPLA2 have been found in every inflammatory disease studied to date although these enzymes are not necessary to the cell in the absence of inflammation. These enzymes are located outside the cell and are generated and secreted by white blood cells (part of the immune system) but have also been found to be produced by any cell undergoing inflammation. sPLA2 hydrolize cell-membrane phospholipids to produce two critical inflammatory pre-cursors in the cell (arachidonic acid and lysophospholipids). These precursors are the substrates for several complex metabolic pathways that give rise to dozens of signaling molecules that generate inflammation (pro-inflammatory mediators). Those derived from arachidonic acid are termed eicosanoids and include prostaglandins and thromboxanes (generated via the COX pathway), as well as the leukotrienes and the expoxins (generated via the LOX pathway). Those derived from lysophospholipids induce activation and extravasation of leukocytes, histamine secretion by mast cells, can induce tissue damage such as gastric ulceration, act as a growth factor (especially lyso-phosphatidic acid). They are also the precursors of PAF, a potent mediator of inflammatory processes. In contrast to the sPLA2 enzymes, the cPLA2 family of enzymes, consisting of at least four isoforms, is located exclusively within the cell and is vital to the functioning of the cell at all times (homeostatic). This family does not play a direct role in triggering or maintaining inflammation associated with pathogenesis and its function seems to be the maintenance of the basal level of inflammatory mediators in the normal cell.

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

Our research and development expenditures were approximately $1,276,000, $1,483,000 and $841,000 in the years ended December 31, 2013, 2012 and 2011, respectively. Most of such research and development expenditures were in the form of payments to third parties to carry out our formulation and synthesis activities, manufacturing and clinical research activities. Our planned research and development for fiscal 2014 includes personnel expenses, synthesis, formulation, toxicity studies and manufacturing work of MRX-6 and its respective Phase II clinical trials. In January through September 2013, we received investments totaling approximately $14.2 million enabling us to continue the synthesis and formulation of MRX-6 prepare for additional Phase II trials. Furthermore, In February 2014, we closed a public offering raising gross proceeds of approximately $9,200,000. The additional capital raised enabled us to initiate the following additional research and development activities:

•	Conduct the formulation, manufacturing and toxicity studies of MRX-6 (in the approximate amount of $2,900,000); and

•	Phase II clinical trial of MRX-6 for dermatitis ( in the approximate amount of $1,000,000); and

•	Preclinical testing and formulation of OPT-1 (in the approximate amount of $1,900,000)

•	Preclinical testing and formulation of CFX-1 (in the approximate amount of $1,500,000).

Provided that we are able to raise additional capital, we expect our development expenses for fiscal year 2013 to increase and to be primarily focused on the following:

•	the continued clinical development of MRX6;

•	the synthesis and formulation of MRX-6, CFX-1 and OPT-1;

•	if and to the extent the FDA permits us to continue developing our drugs;

•	the continued preclinical development of other potential product candidates; and

•	using the platform to identify and develop new product candidates.

There is a risk that any drug discovery and development program may not produce revenue. Moreover, because of uncertainties inherent in drug discovery and development, including those factors described in “Risk Factors” of this prospectus, we may not be able to successfully develop and commercialize any of our product candidates.

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

The successful development and commercialization of our product candidates is highly uncertain. We cannot reasonably estimate or know the nature, timing and estimated costs of the efforts necessary to complete the development and commercialization of, or the period in which material net cash inflows are expected to commence from, any of our product candidates due to the numerous risks and uncertainties associated with developing and commercializing drugs, including the uncertainty of:

•	our ability to progress product candidates into preclinical and clinical trials;

•	the scope, rate of progress and cost of our clinical trials and other research and development activities, including additional development activities or studies that may be required by the FDA if we are permitted to continue developing MRX-6, OPT-1, CFX-1 or other indications, as well as our ongoing and any future clinical trials of MRX-6, OPT-1 and CFX-1;

•	the terms and timing of any potential future collaborative, licensing and other arrangements that we may establish;

•	the amount and timing of any licensing fees, milestone payments and royalty payments from potential future collaborators, if any;

•	future clinical trials;

•	the cost and timing of regulatory filings and/or approvals to commercialize our product candidates and any related restrictions, limitations, and/or warnings in the label of an approved product candidate;

•	the cost and timing of establishing medical education, sales, marketing and distribution capabilities;

•	the cost of establishing clinical and commercial supplies of our product candidates and any products that we and/or any potential future collaborators may develop;

•	the effect of competing technological and market developments; and the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, and the cost of defending any other litigation claims;

•	the costs of synthesis and formulation; and

•	lack of adequate funding to continue the synthesis, formulation, manufacture and/or clinical trials.

Any failure to complete the development of our product candidates in a timely manner could have a material adverse effect on our operations, financial position and liquidity.

Market opportunity in inflammatory diseases

The term “inflammatory diseases” applies to a super-family of diseases and conditions comprising the largest such group with hundreds of distinct diseases. These include autoimmune diseases, allergies, reactions to infections and tissue breakdown, hereditary diseases as well as diseases of unknown etiology. Increasingly, many cancerous processes such as angiogenesis are also being linked to inflammation. Names of inflammatory diseases typically have the suffix “–itis” (e.g. bronchitis, appendicitis, dermatitis) but many other do not (e.g. asthma, psoriasis, lupus, etc.). According to a published report by GBI Research, the global drug market for inflammatory diseases was approximately $57 billion in 2009.

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

According to sales figures for dermatitis drugs for 2010 compiled by GlobalData, a leading market research company, the total dermatitis sales was approximately $2.0 billion for 2010. According to forecasts of GlobalData, the market is expected to expand and reach approximately $3.6 billion in 2018.

Development of our Clinical Pipeline for our Product Candidates

We are currently clinically developing MRX-6 for the treatment of dermatitis. In addition, we are in the pre-clinical stages of developing three product candidates for: ophthalmology (conjunctivitis and dry eye), cystic fibrosis and other inflammatory indications.

Clinical advancement of our lead product candidates

We are currently conducting Phase IIb clinical trial for MRX-6, a topical cream for dermatitis in Israel and Argentina. We anticipate completing our Phase II clinical trials during 2014 and submitting an application for the FDA’s Investigational New Drug, or IND, in 2014. If this application is approved, we intend to seek licensing arrangements with international pharmaceutical companies.

MRX-4

Phase 1 clinical trial ..  We conducted Phase 1 clinical trials on MRX-4 in Israel. The clinical trial in Israel was approved by the Israeli Ministry of Health and was conducted at Ichilov Hospital at the Tel Aviv Medical Center on 16 subjects. The primary and only objective of the trial was safety, and it was based on a double blind study with a placebo control group, and patients were treated once a day. A double blind clinical trial is a trial in which two alternative treatments are given to two groups of patients: one is treated with a drug and the other a negative control group, which receives placebo treatment. In this trial, both the investigators and the subjects were unaware of which subjects belonged to the control group and which to the trial group. Only after concluding the trial and analyzing the results does the affiliation to these groups become clear. This way, the effect of prejudices and biases, the placebo effect and physical effects (including subconscious ones) are reduced. Randomization into the control and trial groups is vital, and the key assigning each participant in the trial to one of the groups is kept by a third party until the conclusion of the trial.

The trial showed that MRX-4 was well tolerated and no drug-related adverse effects were noted. A second Phase 1 trial was combined with a Phase 2 trial that was conducted in South Africa at the UCT Lung Research Institute, the results of which are discussed below.

Phase 2a clinical trials.   MRX-4 completed a Phase  1/2a clinical trial in South Africa in 2008. The study, including all of its stages, has been conducted according to the requirements of the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, or ICH, and Good Clinical Protocol, or GCP, by third parties. As of March 15, 2014, we have invested approximately $2,096,000 for this part of the Phase 2 clinical trial.

Beginning in 1990, the FDA and corresponding regulatory agencies of the EU and Japan commenced discussions to develop harmonized standards for preclinical and clinical studies and the format and content of applications for new drug approvals through a process known as the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH). Data from multinational studies adhering to GCP are now generally acceptable to the FDA and regulators in Australia, Canada, the EU, Japan and Latin American countries and the World Health Organization, or the WHO. GCP is a standard for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials in a way that provides assurance that the data are credible and accurate and that the rights, safety, and well-being of trial subjects are protected. Compliance with this standard provides public assurance that the rights, safety and well-being of trial subjects are protected, consistent with the principles that have their origin in the Declaration of Helsinki, and that the clinical trial data are credible. GCP includes review and approval (or provision of a favorable opinion) by an independent ethics committee, or IEC, before initiating a study, continuing review of an ongoing study by an IEC, and obtaining and documenting the freely given informed consent of the subject (or a subject’s legally authorized representative, if the subject is unable to provide informed consent) before initiating a study. The FDA enforces these GCP guidelines through periodic onsite inspections of trial sponsors, principal investigators, CRO trial sites, laboratories, and any entity having to do with the completion of the study protocol and processing of data.

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

The study consisted of two parts: the first compared MRX-4 to a placebo and examined the safety, tolerability and efficacy of the drug. The other was a positive control group that compared Rhinocort® (a widely used intranasal steroid spray for the treatment of rhinitis and that has been marketed for about a decade) — to a placebo group. The primary objective was met and there were no side effects related to the use of MRX-4 (no treatment emergent adverse events). The patients in the MRX-4 group demonstrated the same safety profile as patients in the placebo group. In addition to this, the positive control group (Rhinocort®) demonstrated signs of significant, and common, steroid treatment related effects (nasal bleeding, headaches and local infections), illustrating the need for a safe alternative to steroid treatment. The safety checks included a pharmacokinetic analysis, which examines whether the drug that is administered as a nasal spray penetrates the blood system. The results of this test showed that there are no remnants of MRX-4 in the bloodstream, making it much safer than steroid-based drugs and Singulair®, both of which penetrate the bloodstream and thereby potentially affect other parts of the body. In addition, the group treated with MRX-4 demonstrated reductions in coughing, headaches and the need for bronchodilator rescue medication during the six days of treatment. This is potentially an important indication for the potency of the drug.

The secondary objectives of the trial were also achieved: a significant improvement was found to have occurred in the overall index of clinical symptoms (known as total symptom scores), which is based on four separate symptoms and is the standard method for examining the efficacy of allergic rhinitis drugs. The drug was particularly effective in significantly improving headaches (p = 0.015) and in improving nasal congestion (a “blocked nose”) (p = 0.052) (the p-value is the probability that the reported result was achieved purely by chance (e.g., a p-value £0.01 means that there is a 1% chance that the difference between the placebo group and the treatment group is purely due to chance). A p-value of 0.05 is a commonly used criterion for statistical significance). The need for bronchodilator rescue medication was also reduced pointing to the potential potency of MRX-4. Another secondary objective, which was met, was a significant decrease in biochemical mediators that constitute indications of an allergic reaction, and sometimes serve as an indication (p < 0.05) that is predictive of clinical efficacy. The indicators included, among others, changes in the white blood cell count and measurement of inflammatory mediators. Most of those mediators were suppressed by MRX-4 similarly to Rhinocort®.

No treatment emergent side effects were observed for any of the trials performed. All side effects recorded shared the same prevalence as the placebo group and do not therefore result from treatment with the specific drug. We do not anticipate further clinical trials with MRX-4 for allergic rhinitis at this time.

MRX-6

Pre-clinical and Phase 1 clinical trials .  From 2005 to 2007, we conducted pre-clinical development of the drug, which included trials in animal models. In 2007, we conducted an initial, exploratory size study (a first in-patient study) on 11 patients who suffered from contact dermatitis with the primary objective of determining initial efficacy in treating humans. The study was conducted under the supervision of Prof. Arieh Ingber, head of the Dermatology Department at Hadassah Ein-Kerem Hospital. The patients were treated for 28 days with MRX-6 (morning and evening) and double-blinded with placebo. The results showed significant clinical efficacy compared to the placebo group (69% improvement compared to 32% in the placebo group (p = 0.0024)), with efficacy being comparable to the common efficacy of steroid ointments. The efficacy is based on the standard medical index for assessing improvement in disease. Further, no drug-related adverse effects were identified. The results of this study were published in March 2007 in the International Journal of Inflammatory and Immunopathology. From 2007 to early 2010, we further developed the chemical synthesis and formulation of MRX-6.

Phase 2 clinical trials

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

On May 8, 2013, we announced positive results from a multi-center Phase II double blind, vehicle controlled study of MRX-6 for the treatment of patients with chronic hand eczema secondary to allergic contact dermatitis (ACD).

Data released were for treatment with MRX-6 cream 2% and vehicle control. The results show a 56% improvement in symptoms (dryness, scaling, redness, pruritus and fissures) from baseline in the MRX-6 treated hand/forearm, compared to a 24% improvement for vehicle (‘placebo’) treated hand/forearm (p < 0.0001). Each patient acted as his or her own control. Clinically significant benefit, defined as a 50% reduction in symptoms from baseline in the MRX-6 treated hand/forearm was seen in 67% of patients. MRX-6 was found to be safe and well-tolerated, with no adverse events. The benefit was similar regardless of patient baseline score, study center or symptom sub-score.

Table 1 . Percent Change from Baseline to Day 21 — Comparison between treatment groups using Paired T-test/Wilcoxon Rank Sum Test — ITT population (N = 30)

Endpoint		MRX6	Vehicle	P-Value
Total Physicians Visual Assessment	Mean %Change from Baseline	-56%	-24%	<0.0001
Scaling*	Mean %Change from Baseline	-45%	-22%	0.0130
Redness*	Mean %Change from Baseline	-47%	-20%	0.0006
Pruritis*	Mean %Change from Baseline	-63%	-28%	0.0059
Fissures*	Mean %Change from Baseline	-79%	-44%	0.0045
Dryness*	Mean %Change from Baseline	-46%	-15%	0.0008

*	Data are not normally distributed — P-Values result from Wilcoxon Rank Sum test

MRX-6 is formulated as a topical (local) treatment cream. Subject to the results of the trials, we intend to submit an IND application to the FDA for this drug during the second half of 2014 so that we may conduct clinical trials in the United States. As of March 15, 2014, we have invested approximately $1,403,000 for this part of the Phase 2 clinical trial and expect to invest approximately $5 million overall for the research and development of MRX-6.

Advancement of our additional research and development programs

We also plan to initiate a number of preclinical studies for the development of drugs for inflammatory eye diseases (OPT-1), cystic fibrosis (CFX-1), and other inflammatory diseases. We intend to conduct such studies throughout 2014; OPT-1 pre-clinical studies planned to take place during 2014 include synthesizing and formulating the drug, conducting safety studies and animal model optimization screening. Potential CFX-1 pre-clinical studies are intended to take place beginning in the second quarter of 2014, in which we intend to synthesize and formulate the drug, conduct safety studies and animal model optimization screening.

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

We own or have exclusive rights to 14 United States and 12 foreign issued patents; and 16 United States and 44 foreign patent applications, as well as two pending international patent application. Issued patents which cover our product candidates MRX-4, MRX-5, MRX-6, OPT-1 and CFX-1 in the United States, will expire between 2021 and 2022, depending on the specific product candidates. Issued patents directed to our product candidates MRX-4, MRX-5, MRX-6, OPT-1 and CFX-1 outside of the United States, will expire between 2021 and 2025, depending on the specific compositions. We have pending patent applications for formulations of our product candidates MRX-4, MRX-5, MRX-6, OPT-1 and CFX-1 that, if issued, would expire in the United States and in countries outside of the United States between 2021 and 2032, depending on the specific compositions and formulations. We have an issued patent directed to methods of manufacturing which covers our product candidates compounds in the United States and which will expire in 2021. Issued patents directed to methods of treatment using our product candidates MRX-4, MRX-5, MRX-6 and OPT-1 in the United States, will expire between 2021 and 2024, depending on the specific indication: allergic rhinitis (MRX-4), contact dermatitis (MRX-6), conjunctivitis (OPT-1) and inflammatory bowel disease (MRX-5). Issued patents directed to use of our product candidate: allergic rhinitis (MRX-4), contact dermatitis (MRX-6), and inflammatory bowel disease (MRX-5) and CFX-1 for indications outside of the United States, will expire between 2021 and 2026, depending on the specific indication: allergic rhinitis (MRX-4), contact dermatitis (MRX-6), inflammatory bowel disease (MRX-5), and cystic fibrosis (CFX-1). We have pending patent applications for use of our product candidates MRX-4, MRX-5, MRX-6, OPT-1 and CFX-1 that, if issued: allergic rhinitis (MRX-4), contact dermatitis (MRX-6), conjunctivitis and dry eye (OPT-1), inflammatory bowel disease (MRX-5) and cystic fibrosis (CFX-1) would expire in the United States and in countries outside of the United States between 2021 and 2032, depending on the specific indications and formulations: allergic rhinitis (MRX-4), contact dermatitis (MRX-6), conjunctivitis and dry eye (OPT-1), inflammatory bowel disease (MRX-5) and cystic fibrosis (CFX-1).

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

Material Licenses

License Agreement with Yissum

Our research and development programs are based on technology that was licensed from Yissum, Research & Development Company of the Hebrew University of Jerusalem, or Yissum, where our principal shareholder, Prof. Yedgar, is conducting studies focused on inflammation. Prof. Yedgar is a Professor Emeritus and a research lab chief, and has no management position, voting power or other significant influence with respect to the Hebrew University or Yissum. Our breach of this license or failure to obtain a license to technology required to develop, test and commercialize our products may seriously harm our business.

Prof. Yedgar performed these studies during his employment as a retired Prof. at the Department of Biochemistry of the Hebrew University of Jerusalem. Thus, except for Prof. Yedgar having the right to receive any distribution of dividends, Prof. Yedgar and his heirs have the right to receive 60% of the net income that would be distributed by the Company to Yissum.

On November 27, 2002, Celsus USA entered into an exclusive license agreement, which we refer to as the License Agreement, with Yissum Research and Development Company of the Hebrew University in Jerusalem, or Yissum. Pursuant to the License Agreement, Celsus USA was granted an exclusive, worldwide license, including a right to sublicense (subject to the prior written consent of Yissum), to make, have made, use, market, sell, have sold, offer to sell, import, license and distribute the technology owned by Yissum for the use of lipid conjugates for the treatment of disease. Unless earlier terminated, the term of the License Agreement is the later of 20 years from the date of the License Agreement and the term of the patents or patent applications. On February 1, 2005, the License Agreement was sublicensed from Celsus USA to us pursuant to an exclusive sublicense agreement which will terminate upon the termination of the License Agreement.

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

Competition

The development and commercialization of new drugs is highly competitive. We will face competition with respect to all product candidates we may develop or commercialize in the future from pharmaceutical and biotechnology companies worldwide. The key factors affecting the success of any approved product will be its efficacy, safety profile, drug interactions, method of administration, pricing, reimbursement and level of promotional activity relative to those of competing drugs. If approved, we would expect our clinical-stage product candidates and MRX-6, to compete with approved drugs and potentially with product candidates currently under development, including the following:

•	MRX-6. If approved, we would expect MRX-6 to compete in the dermatitis drug market with skin ointments that contain steroids (Hydrocortisone®, Fluticasone®, Betamethasone®) and the drugs Elidel® and Protopic®, which are non-steroidal anti-inflammatory ointments. The leading companies in the market include Galderma, Medicis and Novartis (the manufacturer of Elidel®). According to GlobalData, the total volume of the market, as of its 2011 report, is approximately $2.4 billion, and is dominated mostly by steroidal ointments.

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

We believe that Anthera Pharmaceuticals, Inc. and Ziarco Pharma, Ltd., are the only other companies that were or are recently focused on the phospholipase A2 pathway like Celsus. Anthera is a biopharmaceutical company focused on developing and commercializing products to treat serious diseases, including cardiovascular and autoimmune diseases. It has in-licensed a portfolio of clinical and pre-clinical inhibitors of PLA2 and is developing an in-licensed drug from Eli Lilly and Shinogi & Co., which they developed as part of their collaboration. Anthera’s drug candidates are entirely different in both structure (chemical class) and function to Celsus’s product candidates. Ziarco Pharma, Ltd. is pursuing development of cytosolic PLA2 inhibitors, a different segment of the PLA2 pathway, and Ziarco’s drug candidates are entirely different in both structure (chemical class) and function to Celsus’s product candidates. Other companies, such as Anacor Pharmaceuticals, are pursuing other pathways and mechanisms to treat dermatitis.

Organizational Structure

Celsus Therapeutics PLC is organized under the laws of England and Wales and has two wholly-owned subsidiaries: Celsus Therapeutics Inc., a company incorporated under the laws of the State of Delaware, or Celsus USA, and Morria Biopharma Ltd., a company formed under the laws of Israel, or Morria Israel. Neither of these subsidiaries currently conduct any material business.

Property, Plant and Equipment

We do not own any property or fixed assets in our London office. We lease office space and receive office services in London from a third party, which includes mail management and transfer, fax and telephone services and secretarial services for £345 (or approximately $600, based on an exchange rate as of March 12, 2014) (excluding VAT) per month. Each party may terminate this arrangement by giving three months’ advance notice.

Legal Proceedings

We are not involved in any material legal proceedings.

Employees

As of December 31, 2013, we had four full-time employees. As of December 31, 2012 and 2011, we had two full-time employees and one full-time employee, respectively. As of December 31, 2013 and March 12, 2014, two employees were engaged in research and development and two employees were engaged in management, administration and finance. All employees are located in the United States.

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

Institutional Review Board (IRB) , also known as an Independent Ethics Committee (IEC) or Ethical Review Board (ERB), is a committee that has been formally designated to approve, monitor, and review biomedical and behavioral research involving humans.

Helsinki (ethics) Committee  — An Israeli Committee that acts according to the Public Health Regulations (Clinical Trials on Human Subjects) 1980, including all subsequent additions and amendments thereto until 1999 and applies the principles stated in the Helsinki and ICH-GCP Guidelines. The Committee deliberates on proposals for clinical trials on human subjects. It also deliberates on research proposals in the sphere of the social sciences. The Committee operates under the auspices of the Ministry of Health and the State Comptroller. The Committee is comprised of at least five (five to 11) members who have attained senior status in their professions and in academia.

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

In some cases, a fast track designated product candidate may also qualify for one or more of the following programs:

•	Priority Review . Under FDA policies, a product candidate is eligible for priority review, or review within a six-month time frame from the time a complete NDA is accepted for filing, if the product candidate provides a significant improvement compared to marketed drugs in the treatment, diagnosis or prevention of a disease. We cannot suggest or in any way guarantee that any of our product candidates will receive a priority review designation, or if a priority designation is received, that review or approval will be faster than conventional FDA procedures, or that the FDA will ultimately grant drug approval.

•	Accelerated Approval . Under the FDA’s accelerated approval regulations, the FDA is authorized to approve product candidates that have been studied for their safety and effectiveness in treating serious or life-threatening illnesses, and that provide meaningful therapeutic benefit to patients over existing treatments based upon either a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than patient survival. In clinical trials, surrogate endpoints are alternative measurements of the symptoms of a disease or condition that are substituted for measurements of observable clinical symptoms. A product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to validate the surrogate endpoint or confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to validate a surrogate endpoint or confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA. In rare instances the FDA may grant accelerated approval of an NDA based on Phase 2 data and require confirmatory Phase 3 studies to be conducted after approval and/or as a condition of maintaining approval. We can give no assurance that any of our drugs will be reviewed under such procedures.

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
Jonathan K. Wilkin, MD, FAAD, FACP and the founding director (retired) of the Division of Dermatology and Dental Products at the US Food and Drug Administration

Jonathan K. Wilkin, MD, the founding director (retired) of the Division of Dermatology and Dental Products at the US Food and Drug Administration, remains active in regulatory matters after over 12 years of FDA service which included membership on the FDA’s Dermatology Drugs Advisory Committee. Before going to the FDA, he was Director of Dermatology at the Ohio State University and Professor of Pharmacology and Medicine. He has over 130 publications in dermatology and clinical pharmacology.

Dr. Wilkin received his BA and MS in zoology from Ohio State University in Columbus, followed by his medical degree from the Ohio State University College of Medicine. After a year of residency in obstetrics and gynecology at the University of Louisville, School of Medicine in Kentucky, he completed a residency in dermatology at the University of Tennessee Health Science in Memphis, where he was Chief Resident.

Dr. Wilkin has served as chairman of the medical advisory board for the National Rosacea Society from 1998 to 2012 as well as having chaired their Expert Committees on the Classification and Staging System for Rosacea. He also serves on the American Academy of Dermatology’s (AAD) Ad Hoc Task Force on the Academy’s Efforts with FDA and on their Environment and Drugs Committee. Dr. Wilkin has been active in the American Society for Clinical Pharmacology and Therapeutics, having chaired the Dermatologic and Allergic Diseases Section and the Constitution and By-laws Committee for several years, as well as serving in other capacities.

Dr. Wilkin is a fellow of both the AAD and the American College of Physicians, a member of the American Dermatological Association and board certified by both the American Board of Dermatology and the American Board of Clinical Pharmacology.

Professor Amy Paller, MD, MS. Walter J. Hamlin Chair and Professor of Dermatology, Professor of Pediatrics, and Principal Investigator of the NIH-funded Skin Disease Research Center at Northwestern University’s Feinberg School of Medicine	Amy Paller, MD, MS is the Walter J. Hamlin Chair and Professor of Dermatology, Professor of Pediatrics, and Principal Investigator of the NIH-funded Skin Disease Research Center at Northwestern University’s Feinberg School of Medicine. She received her undergraduate and graduate degrees from Brown University and her medical degree from Stanford University. Dr. Paller completed residency training in Pediatrics and Dermatology at Northwestern University and her postdoctoral research fellowship at University of North Carolina. She served on the Board of Directors of the American Academy of Dermatology and the American Dermatological Association, and as President of the Society for Pediatric Dermatology, Society for Investigative Dermatology, and the Women's Dermatologic Society. An author of more than 350 original publications, Dr. Paller is an NIH-funded investigator who conducts both laboratory-based and often landmark clinical investigations, particularly related to inflammatory skin disease and genetic skin disorders.

Name	Position/Institutional Affiliation
Emma Guttman-Yassky, MD, PhD
Associate Professor of Dermatology & Immunology,
Director, Center For Excellence in Eczema
Director, Contact Dermatitis Clinic
Director of the Laboratory of Inflammatory Skin Diseases
Mount Sinai Hospital, New York	Dr. Emma Guttman-Yassky is an Associate Professor of Dermatology & Immunology and Director of the Center for Excellence in Eczema and the Occupational/Contact Dermatitis Clinic and the Director of the Laboratory of Inflammatory Skin Diseases in the Department of Dermatology at the Icahn School of Medicine at Mount Sinai in New York, and an adjunct associate professor at the Rockefeller University. She earned her MD degree from the Sackler School of Medicine at the Tel-Aviv University, and a PhD degree from the Bar-Ilan University, Ramat-Gan, Israel. Dr. Guttman completed her first dermatology residency at the Dermatology Department at the Rambam Medical Center/Technion Institute in Haifa. After obtaining her Israeli Board certification in dermatology, Dr. Guttman moved to the U.S. to pursue a two-year postdoctoral fellowship as a clinical scholar at The Rockefeller University in the Laboratory for Investigative Dermatology. Upon completion of her fellowship, she became board-certified by the American Board of dermatology after obtaining her second dermatology residency training at the Weill-Cornell Medical College, in New York. Dr. Guttman’s major clinical focus is atopic dermatitis/eczema and contact/occupational dermatitis. She has performed groundbreaking research and published extensively on eczema and inflammatory skin diseases. Emma Guttman is now the pre-eminent dermatologist studying molecular and cellular pathomechanisms of eczema in humans, and made paradigm-shifting observations on the immunologic mechanisms involved, with important therapeutic implications, opening the door to new therapeutic discoveries. She has been the first to identify the importance of the IL-22 cytokine in eczema and has recently received an NIH grant to study the therapeutic effects of blocking Th22 cell/IL-22 in patients with eczema. Her research made paradigm-shifting discoveries on the immunologic basis of eczema in humans, enriching the understanding of the pathophysiology of this common disorder and opening the door to new therapeutic discoveries. She is now testing novel therapeutics developed for eczema in clinical trials aimed to ultimately improve the quality of lives of patients with eczema. She is the recipient of the prestigious Young Investigator Award (2011) from the American Academy of Dermatology, the 2011 recipient of the Dermatology Foundation’s Physician-Scientist Career Development Award, and the Everett C. Fox Award for best clinical research at the Residents & Fellows Symposium of the American academy of dermatology in 2004. Recently, Dr. Guttman has been awarded several important federal and foundation grants. She received a large NIH/NIAMS grant to perform a proof of concept study on the role of Th22 T-cells in atopic dermatitis/eczema using a novel anti IL-22 antibody. She has also secured a grant from the LEO Foundation to study immune and terminal differentiation biomarkers in pediatric AD, as well as an award from the National Institute of Allergy and Infectious Diseases (NIAID) to participate in a multi-center study on the role of infections in AD. She has also received support from pharmaceutical companies, allowing analyses of biopsies of patients with eczema treated with novel therapeutics, underscoring her recognition as an outstanding physician-scientist in the dermatology community.
Dr. Guttman has made paradigm-shifting discoveries on the immunologic basis of atopic dermatitis/eczema (AD) in humans, enriching the understanding of the pathophysiology of this common disorder and opening the door to new therapeutic discoveries. She is now testing novel therapeutics developed for eczema in clinical trials aimed to ultimately improve the quality of lives of patients with eczema.

Name	Position/Institutional Affiliation
She is the recipient of the prestigious Young Investigator Award (2011) from the American Academy of Dermatology, the 2011 recipient of the Dermatology Foundation’s Physician-Scientist Career Development Award, and the Everett C. Fox Award for best clinical research at the Residents & Fellows Symposium of the American academy of dermatology.
Recently, Dr. Guttman has been awarded several important federal and foundation grants. She received a large NIH grant to do a proof of concept study on the role of Th22 T-cells in atopic dermatitis/eczema using a novel anti IL-22 antibody.
She has also secured a grant from the LEO Foundation to study immune and terminal differentiation biomarkers in pediatric AD, as well as an award from the National Institute of Allergy and Infectious Diseases (NIAID) to participate in a multi-center study on the role of infections in AD.
Additionally, she received support from pharmaceutical companies, underscoring her recognition as an outstanding physician-scientist in the dermatology community. She is doing many mechanistic studies involving clinical trials with new therapeutics in patients atopic dermatitis around the globe.
Her research on eczema has contributed directly to the recently developed treatments for this disease, earning her a unique place in dermatology and immunology worldwide. She is now invited to speak not only nationally, but also in Europe and Japan on novel developments in eczema and its therapeutics.

C.	Organizational Structure

Celsus Therapeutics PLC is organized under the laws of England and Wales and has two wholly-owned subsidiaries: Celsus Therapeutics Inc., a company incorporated under the laws of the State of Delaware, or Celsus USA, and Morria Biopharma Ltd., a company formed under the laws of Israel, or Morria Israel. Neither of these subsidiaries currently conduct any material business.

D.	Property, Plant and Equipment

We do not own any property or fixed assets in our London office. We lease office space and receive office services in London from a third party, which includes mail management and transfer, fax and telephone services and secretarial services for £345 (or approximately $600, based on an exchange rate as of March 12, 2014) (excluding VAT) per month. Each party may terminate this arrangement by giving three months’ advance notice.

Item 4A.	UNRESOLVED STAFF COMMENTS

None.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly those in “Item 3. Key Information —Risk Factors.”

Overview

Celsus is a biopharmaceutical company dedicated to the discovery and development of novel, first-in-class, non-steroidal, synthetic anti-inflammatory drugs. We believe that we have created a new class of synthetic drugs that we term Multifunctional Anti-Inflammatory Drugs representing a new multi-drug platform for the treatment of a wide range of inflammatory diseases and conditions. For decades, steroids have been the most commonly used anti-inflammatory drugs in the world, used extensively to treat inflammatory diseases and allergies. However, steroids are associated with severe side effects, such as metabolic changes, weight gain, changes in blood pressure, diabetes, cataract and glaucoma, psychosis and depression. These side effects have led to reluctance by both medical providers and their patients to use these drugs, providing an unmet need in multiple disease markets for safer alternatives to steroids.

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

The technology for Celsus’s product candidates is based on research conducted by Prof. Saul Yedgar, our principal shareholder, at the Hebrew University in Jerusalem, Israel. On November 27, 2002, Celsus Biopharmaceuticals Inc., or Celsus USA, a Delaware corporation, entered into a license agreement with Yissum, the research and development arm of the Hebrew University, granting Celsus USA an exclusive, global license to develop Yissum’s technology in the field of lipid conjugates that may halt and/or minimize the inflammatory process for the treatment of disease.

Our lead clinical product in Phase II development is MRX-6, a topical cream for treating contact dermatitis (a common type of eczema). We are also undertaking pre-clinical studies for other product candidates: OPT-1 (for the treatment of conjunctivitis, post-operative inflammation and/or dry eye), CFX-1 (for the treatment of cystic fibrosis), and other inflammatory diseases. Given the common biochemical mechanism of all inflammatory diseases, we plan to gradually expand the application of our technology for our product candidates to other forms of inflammatory diseases in the future.

We have completed first-in-patient clinical studies (Phase 2) of our lead product candidate MRX-6, a topical cream for dermatitis, in Israel. We anticipate completing our Israel based Phase 2 MRX-6 clinical trials by the second half 2014 and submitting an application for the FDA’s Investigational New Drug, or IND, program for MRX-6 by the second half of 2014. We potentially also plan to submit an IND for OPT-1 and CFX-1 in 2015. If these applications are approved, we intend to seek licensing arrangements with international pharmaceutical companies.

We have also initiated a number of preclinical studies for the development of drugs for inflammatory eye diseases (OPT-1), cystic fibrosis (CFX-1) and other inflammatory conditions. We intend to conduct such studies throughout 2014. OPT-1 pre-clinical studies planned to take place during 2014 include synthesizing and formulating the drug, conducting safety studies and animal model optimization screening. CFX-1 pre-clinical studies are intended to be initiated in the first half of 2014, in which we intend to synthesize and formulate the drug, conduct safety studies and animal model optimization screening. These studies will continue throughout 2014.

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

Since inception in 2005, we have generated significant losses in connection with our research and development, including the pre-clinical and clinical development of our product candidates. At December 31, 2013, we had an accumulated deficit of $20,542,000. We have not yet generated any revenues and we expect to continue to generate losses in connection with the research and development activities relating to our pipeline of product candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we may continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further develop our research and development programs.

Since inception, we have funded our operations primarily through the sale of equity securities and equity-linked securities.

Recent Developments

February 2014 Public Offering

On February 5, 2014, Celsus Therapeutics Plc (the “Company”) completed a public offering of 1,533,333 ADSs on the NASDAQ Capital Market at a price of $6.00 per ADS (or $0.60 per ordinary share), which included the full exercise by the underwriter of its option to purchase 200,000 additional ADSs. Each ADS represents ten of the Company’s ordinary shares. The proceeds from this offering, including from the exercise of the over-allotment option, before underwriting discounts and commissions and other offering expenses, were approximately $9,200,000 (less approximately $1,100,000 in issuance costs). In connection with the offering, Celsus’s ADSs were approved for listing on the NASDAQ Capital Market under the trading symbol "CLTX" and began trading there on January 31, 2014. In connection with its listing on the NASDAQ Capital Market, the ADSs ceased trading on the OTCQB on January 30, 2014.

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

Stock-Based Compensation and Fair Value of Ordinary Shares

We account for stock-based compensation in accordance with ASC 718 and ASC505, “Compensation —  Stock Compensation,” that require the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, directors and non-employees. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of operations.

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

We selected the Black-Scholes-Merton (“Black-Scholes”) option-pricing model as the most appropriate fair value method for our stock-options awards and values stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions. The computation of expected volatility is based on realized historical stock price volatility of peer companies. The expected term of options granted is based on the “Simplified” method acceptable by ASC 718. For non-employees, the expected term assumption is based on the contractual term. The risk free interest rate assumption is the implied yield currently available on British government bond and the U.S Treasury yield zero-coupon issues with a remaining term equal to the expected life of the Company’s options. The dividend yield assumption is based on our historical experience and expectation of no future dividend payouts and may be subject to substantial change in the future. We have historically not paid cash dividends and have no foreseeable plans to pay cash dividends in the future.

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

During March to August 2011, we issued, in several financing rounds, 522,026 Ordinary Shares of £0.01 par value each, in consideration for $951,000, at prices of $1.63 – $1.95 per share. Therefore, in measuring the fair value of options, warrants and deferred shares during March to September 2011, we used an Ordinary Share price of $1.63-$1.95 per share in our underlying assumptions.

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

Consequently, in determining the Ordinary Share value we applied the market approach taking into account our actual equity transactions. As of December 31, 2013, the value was $0.57 and ranged between $0.57 – $1.73 in 2013. In 2012, the value ranged from $1.54 – $1.72 and was $1.58 as of December 31, 2011. Considering that the equity transactions through September 17, 2013 included warrant coverage, and the warrants and shares held anti-dilution rights, we isolated the stand-alone value of the common share by subtracting the value of the warrants and anti-dilution rights by performing numerous iterations in the Black Scholes option-pricing model. The major assumptions used for the valuation were the expected life of the options considering the company’s stage of development, the volatility that was based comparable companies, and risk-free interest rate based on the yield of U.S. Treasury bonds. Subsequent financings in September 2013 and February 2014 did not include any warrant coverage.

In determining the valuations of our Ordinary Shares prior to being a public trading company, we also considered the guidelines outlined in the “American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” The assumptions we use in the valuation model are based on future expectations combined with management’s judgment. In the absence of a public trading market, our management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our Ordinary Shares as of each date of measurement of our options, warrants and deferred shares, including the following factors: arm’s length private transactions involving our stock, our operating and financial performance, market conditions, developmental milestones achieved, business risks, and management and board experience.

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

Convertible Notes and Warrants

In connection with the April 2012 Financing, we applied ASC 470-20, “Debt with Conversion and Other Options” (“ASC 470-20”). In accordance with ASC 470-20, we first allocated the proceeds received to the detachable warrant, freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in our statement of operations as financial income or expense. The fair value of Warrants granted was valued by using the Black-Scholes call option pricing. The anti-dilution rights of the Warrants were calculated by using Black-Scholes put option using the same parameters as the warrants call option. The computation of expected volatility is based on realized historical stock price volatility of peer companies. The expected term is based on the contractual term. The risk free interest rate assumption is the implied yield currently available on U.S Treasury yield zero-coupon issues with a remaining term equal to the expected life of the options. The dividend yield assumption is based on our historical experience and expectation of no future dividend payouts and may be subject to substantial change in the future. We have historically not paid cash dividends and have no foreseeable plans to pay cash dividends in the future. The initial fair value of the detachable warrant on April 4, 2012 was $750,000. On December 31, 2012, the fair value of the detachable warrant was $402,000. The change in fair value in the amount of $348 was recognized as financial expense in the statement of operations. On December 31, 2013, the fair value of the detachable warrant was $424,000. The change in fair value in the year ended December 31, 2013 in the amount of $22,000 was recognized as financial expense in the statement of operations.

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

In relation to the issuances of August 2012 financing through September 17, 2013 financings, the Company first allocated the proceeds to the detachable warrant, that due to the most favored nation terms and in accordance with ASC 815 is being considered a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company's statement of comprehensive loss as financial income or expense. The remaining proceeds were allocated to the shares and were recorded to equity. The issuance costs were allocated between the warrants and the shares in proportion to the allocation of the proceeds. The portion of the issuance costs that were allocated to the warrants was recorded as financial expense in the Company's statement of comprehensive loss. The portion of the issuance costs that were allocated to the shares was recorded to additional paid in capital.

The fair value of warrants granted was valued by using the Black-Scholes call option pricing model. The anti-dilution adjustments of most favored nation terms were calculated using Black-Scholes put option model since it’s similar to put options by providing a guaranteed price for an underlying instrument and offer insurance against dilution. The Company used different parameters for the warrants call option and the warrants put option since the expected life of the most favored nation terms was shorter than the expected life of the warrants.

In addition, in relation to the 2013 financings, we allocated the proceeds to the detachable warrants, due to the most favored nation terms, with changes in the fair values being recognized in the Company’s statement of comprehensive loss as financial income or expense. The initial value of all the 2013 warrants totaled approximately $471 and the value as of December 31, 2013 was $235. $217 was recorded as financial income for the year ended December 31, 2013.

Results of Operations

For the years ended December 31, 2013 and December 31, 2012

Research and development expenses

Research and development expenses for the year ended December 31, 2013 were approximately $1,276,000 compared to $1,483,000 for the year ended December 31, 2012. This 13% or $207,000 decrease was due to lower expenses of approximately $240,000 for formulation and synthesis activities, manufacturing and clinical trials, $16,000 of stock-based compensation expenses and $3,000 for miscellaneous expenses, offset by higher expenses of $52,000 for salaries and benefits.

Provided that we are able to raise additional capital, we expect our research and development expenses will increase over the next several years as we conduct additional clinical trials to support the clinical development of MRX-6, and advance other product candidates into pre-clinical and clinical development. Without additional capital, we will not be able to perform research and development activities with respect to our product candidates.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2013 were approximately $2,330,000 compared to $2,184,000 for the year ended December 31, 2012. This 6% or $146,000 increase was primarily due to higher expenses of approximately $486,000 for salaries and benefits, $88,000 for insurance, $50,000 for board fees and $10,000 of other miscellaneous expenses offset by lower expenses of $377,000 of stock-based compensation expense related to options granted to employees, board members and consultants and $111,000 for legal, accounting and professional fees.

We expect our general and administrative expenses to increase due to increased compensation, legal, accounting and professional fees associated with being a public reporting company in the United States.

Financial income/expenses

Financial expenses for the year ended December 31, 2013 was approximately $14,000 compared to $601,000 for the year ended December 31, 2012. This change was primarily attributed to $697,000 of lower interest expense, offset by higher expense for the revaluation of the warrant liabilities of $51,000 and British Pound and US Dollar exchange rate differences and bank fees of $59,000 due to the year-end exchange rates were different than the average rates during the year.

For the years ended December 31, 2012 and December 31, 2011

Research and development expenses

Research and development expenses for the year ended December 31, 2012 were approximately $1,483,000 compared to $841,000 for the year ended December 31, 2011. This 76% or $642,000 increase was due to higher expenses of approximately $476,000 for formulation and synthesis activities, manufacturing and clinical trials, $144,000 for salary expenses, $25,000 for indirect expenses, offset by $3,000 higher stock-based compensation expenses in 2011.

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

Liquidity and Capital Resources

Net cash used in operating activities was approximately $5,450,000 during the year ended December 31, 2013 compared to $2,134,000 used by operating activities during the year ended December 31, 2012. The 155% increase in cash flow used in operating activities of approximately $3,316,000 can be primarily attributed to reducing our accrued payables after completion of our financing in September and the initiation of additional formulation and manufacturing activities in the fourth quarter.

In both 2013 and 2012, we had no investment activity and anticipate our investment will be minimal in the future.

Net cash provided by financing activities was approximately $12,003,000 during the year ended December 31, 2013, compared to approximately $3,232,000 during the year ended December 31, 2012. Financing activities in fiscal 2013 and 2012 were comprised of cash proceeds from the issuance of shares, warrants and convertible notes offset by the repayment of the convertible notes in 2013.

As of December 31, 2013, we had approximately $7,657,000 in cash and cash equivalents, an increase of approximately $6,553,000 from December 31, 2012. In addition, as of December 31, 2013, we had accumulated losses in the total amount of approximately 20,542,000 and had cumulative negative cash flow from operating activity in the amount of approximately $16,197,000.

Since inception, we have funded our operations primarily through the sale of equity securities and equity-linked securities. In the months of January through November 2012, we sold Ordinary Shares for net proceeds of approximately $2,448,000. Furthermore, in April 2012, we completed a private placement in which we sold an aggregate of $1,100,000 principal amount of convertible notes for net proceeds of $1,000,000 (which was repaid on January 2, 2013), and in November 2012, we completed a private placement in which we sold an aggregate 751,500 Ordinary Shares for net proceeds of $1,503,000. From January 2013 through September 17, 2013, we raised an aggregate of approximately $1,706,300 in private placements of ordinary shares and warrants. On September 24, 2013, we completed a private placement with certain institutional accredited investors in which we sold an aggregate of 21,958,302 ordinary shares for an aggregate purchase price of $12,516,232. Subsequent to the September Financing, we used the proceeds to initiate product development activities and paid certain outstanding payables that were delayed as the Company awaited the completion of its financing. In February 2014, we completed a public offering of 1,533,333 ADSs for gross proceeds of approximately $9,200,000. As of March 12, 2014, we have existing cash and investment securities of approximately $14.0 million.

We are constantly attempting to address our liquidity and will seek additional fund raisings when necessary to implement our operating plan. Failure to do so may delay research and development activities. We cannot be certain that such funding will be available on acceptable terms or available at all. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience significant dilution. If we are unable to raise funds when required or on acceptable terms, we may have to curtail, or possibly cease operations. We believe that our existing cash and investment securities will be sufficient to support our current contemplated operating plan through June 2015. We will require additional capital in order to complete the clinical development of and to commercialize our product candidates and our pre-clinical product candidates. Our future capital requirements will depend on many factors that are currently unknown to us, including:

•	the timing of initiation, progress, results and costs of our clinical trials for MRX-6; the timing and costs related to the filing of INDs for MRX-6, CFX-1 and OPT-1; the results of preclinical studies of OPT-1 and CFX-1 and the timing of initiation, progress, results and costs of any clinical trials that we may initiate based on the preclinical results;

•	the costs of synthesis and formulation;

•	the costs of raw materials in order to produce our product candidates;

•	the costs of producing the product candidates;

•	the costs of establishing commercial manufacturing arrangements and of establishing sales and marketing functions, if needed;

•	the cost of scale-up and optimization;

•	the scope, progress, results, and cost of preclinical development, clinical trials, and regulatory review of any new product candidates for which we may initiate development;

•	the cost of filing regulatory applications for our product candidates;

•	the costs of preparing, filing, and prosecuting patent applications and maintaining, enforcing, and defending intellectual property-related claims;

•	our ability to establish research collaborations and strategic collaborations and licensing or other arrangements on terms favorable to us;

•	the costs to satisfy our obligations under potential future collaborations; and

•	the timing, receipt, and amount of sales, milestone payments, licensing fees or royalties, if any, from any approved product candidates.

Pursuant to the terms of the 2013 Financing warrants, we may raise additional capital upon terms no more favorable to the new investors than those offered to such investors. In addition, if we make certain dilutive issuances, the exercise price of the warrants will be lowered to the per share price paid in the applicable dilutive issuance. Such terms and conditions may make it more difficult to raise additional capital on terms favorable to us.

Research and Development, Patents and Licenses, etc.

Our research and development expenditures were $1,276,000, $1,483,000 and $841,000 in the years ended December 31, 2013, 2012 and 2011, respectively. Most of such research and development expenditures were in the form of payments to third parties to carry out our formulation and synthesis activities, manufacturing, preclinical and clinical research activities.

We incurred the following research and development expenses in the years ended 2013, 2012 and 2011:

	2013	2012	2011
Direct Expenses:
MRX-4	$428	$801	$94
MRX-6	245	229	564
Other	161	70	—
Total operating expenses	834	1,100	658
Indirect Expenses:
Staffing	419	361	182
Other indirect	23	22	1
	442	383	183
Total Research and Development	$1,276	$1,483	$841

Trend Information

For a discussion of Trend information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Overview and — Results of Operations.”

Off-balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table sets forth our known contractual obligations for the periods indicated therein as of December 31, 2013.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Lease of office space	$1,500	$1,500
Research and development – Yissum	$140,000	$70,000	$70,000
Total	$141,500	$71,500	$70,000

We have minimum rental commitments of approximately $600 plus VAT for each month. The lease shall continue until it is terminated with three months prior written notice. Our contingent liability as of December 31, 2013 was approximately $1,800 to be paid during 2014.

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

On June 20, 2005, the Company executed with Yissum an agreement for providing research and development services, whereby Yissum grants the Company compound development services. It has been agreed that the intellectual property and the knowledge that will accumulate during the provision of the services will be owned by Yissum. Yissum has granted the Company a license to use the results of the service provision agreement, and the permission to grant a sublicense. The service agreement was renewed several times prior to 2011. On February 28, 2011, the service provision agreement was renewed again. In consideration for the performance of services the Company agreed to pay Yissum $70,000 plus overhead per year, depending on the work requested by the Company to be done at the sole and exclusive option of the Company during each year of the following five years. The additional services fees shall be payable in semi-annual payments.

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

Our functional currency is the United States dollar and our activities are predominantly executed in U.S. dollars. We have done a limited number of financings, and we are not subject to significant operational exposures due to fluctuations in this currency. We have not entered into any agreements, or purchased any instruments, to hedge any possible currency risks at this time.

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

Jumpstart Our Business Startups Act of 2012

The Jumpstart Our Business Startups Act of 2012, or JOBS Act, permits an emerging growth company such as us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. Among these provisions is an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting. We have elected to rely on this exemption and will not provide such an attestation from our auditors. We have elected to opt out of all other provisions of the JOBS Act, including the provision that allows us to take advantage of an extended transition period to comply with new or revised accounting standards until such time as private companies would be required to comply. This latter decision to opt out of the extended transition period to comply with new or revised accounting standards under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenue of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our ADSs that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

Our Articles of Association, as amended, provide that our business is to be managed by or under the direction of the board of directors. Our board of directors is divided into three classes for purposes of election. One class is elected at each annual meeting of stockholders to serve for a three-year term. Our board of directors currently consists of eight members, classified into three classes. Mark Cohen serves as Executive Chairman of our board of directors. The following table presents the names of the current members of our board of directors.

Name	Director Class and Position
Mark S. Cohen	Class C Director — Executive Chairman of the Board; Nominating and Corporate Governance Committee.
David Sidransky, M.D.	Class C Director — Compensation Committee (Chairman); Nominating and Corporate Governance Committee
Dr. Johnson Yiu-Nam Lau, M.B., B.S., M.D., F.R.C.P.	Class B Director — Audit Committee
Prof. Saul Yedgar, Ph.D.	Class A Director
Amos Eiran	Class B Director — Audit Committee;
Fredric Price	Class A Director — Compensation Committee; Nominating and Corporate Governance Committee (Chairman)
Robert F. Doman	Class A Director — Compensation Committee
Allan Shaw	Class A Director — Audit Committee (Chairman)

Biographical information of the members of our board of directors is set forth below.

Mark S. Cohen, age 46, has served as the Chairman of our board of directors since December 21, 2004. Currently, he is a senior partner and the chair of the life sciences group at the law firm Pearl Cohen Zedek Latzer, LLP, which he joined in 1999. Mr. Cohen holds a B.A. in biochemistry from Rutgers University, an M.S. in biology from New York University and a J.D. from University of Baltimore School of Law. He is admitted to practice law in New York, New Jersey and Israel, and he is a registered patent attorney in the United States.

David Sidransky, M.D. , age 53, has served as a director of our board of directors since June 13, 2007. Currently, Mr. Sidransky serves as a Prof. of oncology at the Johns Hopkins University in Baltimore, and has held this position since 1996. He served as Vice Chairman of the Board of Directors of Imclone until the sale of the company to Eli Lily. He also serves as a member of the board of directors of K–V Pharmaceutical Company (NYSE: KV-A), Tamir Biotechnology, Inc. (ACLE.PK), Rosetta Genomics (NASDAQ: ROSG) and Champions Oncology, Inc. (OTCBB: CSBR). Dr. Sidransky holds a B.S. in chemistry from Brandeis University and an M.D., specializing in Oncology, from Baylor College of Medicine.

Johnson Yiu Nam Lau, M.B., B.S., M.D., F.R.C.P., age 53, has served as a member of our board of directors since May 2, 2007. Currently, he serves as the chairman and CEO of Kinex Pharmaceuticals LLC, a drug discovery and development biotech company, which he joined in 2003. He also serves as a member of the board of directors and Chairman of each of the Audit and Risk Management and Nominating and Corporate Governance Committees of Chelsea Therapeutics International, Ltd. (NASDAQ: CHTP). Dr. Lau holds an M.B., B.S. and M.D. from the University of Hong Kong and an M.R.C.P. and an F.R.C.P. from the Royal College of Physicians.

Saul Yedgar, Ph.D., age 72, has served as a member of our board of directors since January 28, 2005. He had been our Chief Scientific Officer from 2005 until December 8, 2013. Since June 2010, he has been a Prof. Emeritus of the Hebrew University of Jerusalem School of Medicine, where he served as a Prof. of Biochemistry since 1982. Prof. Yedgar carried out work at the NIH, Bethesda, MD; Institute Curie, Paris; and Aachen University of Applied Sciences, Germany. He is a member of various international scientific committees and editorial boards, including the European the International Biorheology Society, and the Journal Biorheology for Biorheology and Microcirculation Society, and has received the following international awards: The Hebrew University — Hadassah Medical School Prize for Outstanding Ph.D. research; The Hadassah University — Hospital Postdoctoral award; CNRS (Centre National Recherche Scientific) fellowship for research in Institut Curie, France; The US Cystic Fibrosis Foundation award for new ideas in Cystic Fibrosis research; The Henri de Rothchild award for research in Institut Curie, Paris, France; The Walter & Greta Stiel Chair in Heart Studies (Hebrew University); and the Kaye Innovation Prize for inventing and development of the platform of the Multi-Functional Anti-Inflammatory drugs (licensed to us). Prof. Yedgar has authored over 120 scientific papers. Prof. Yedgar received his B.S. from the Bar-Ilan University Dept. of Chemistry, his M.S. from The Hebrew University, Dept. of Physical Chemistry and his Ph.D. from The Hebrew University — Hadassah Medical School, Jerusalem in 1977. Prof. Yedgar also conducted post-doctoral studies at the University of California, San Diego, Department of Medicine, after which he received his position in 1982 at the Department of Biochemistry at the Hebrew University Faculty of Medicine in Jerusalem.

Amos Eiran, age 77, has served as a member of our board of directors since June 28, 2012. From November 1972 to June 1975 and from June 1977 to June 1988, he served as the CEO and Chairman of Mivtahim, Israel’s largest pension fund. From June 1974 to May 1988, Mr. Eiran served as a director of Bank HaPoalim and from August 1993 to August 1997, served as director of Bank HaMizrahi, from March 1993 to August 1997, as chairman of BioLight Israeli Life Sciences Investments Ltd from March 2007 to May 2011. From May 1988 to August 1990, he served as the President of the University of Haifa. Since January 2000, he has been serving on the board of directors of Clal-Bituah and Delek Explorations. From June 1975 to June 1977, Mr. Eiran served as Director General of the Prime Minister’s Office, during the term of Prime Minister Itzhak Rabin. Mr. Eiran holds a B.A. from American University (Washington DC) in humanities and M.A. in history from Tel Aviv University, and a diploma in institutional investments from Wharton School of Business.

Fredric Price, age 68, has served as a member of our board since June 20, 2013. Mr. Price is Executive Chairman of the Board of Directors of Chiasma, having served as its Chairman and CEO from 2008 to 2013, stepping down as CEO a month ago after completing a strategic collaboration for its Phase 3 oral drug candidate in acromegaly with Roche. Previously, he was Executive Chairman of the Board of Directors of Omrix Biopharmaceuticals (2004 – 2008) a member of the Board of Directors of Enobia Pharma (2006 – 2012), a member of the Board of Directors of Pharmasset (2007 – 2010), Executive Chairman of the Board of Directors of Peptimmune (2007 – 2011), Chairman of the Board of Directors and CEO of BioMarin Pharmaceutical (2000 – 2004) and CEO and a member of the Board of Directors of Applied Microbiology (1994 – 2000). Mr. Price is also currently serving as Chairman of the Board of BioBlast and a member of the Advisory Board of FDNA. His earlier experience includes having been Vice President of Finance and Administration and CFO of Regeneron Pharmaceuticals (1991 – 1994), the founder of the strategy consulting firm RxFDP (1986 – 1991), and Vice President of Pfizer Pharmaceuticals with both line and staff responsibilities (1973 – 1986). He received a BA from Dartmouth College and an MBA from the Wharton School of the University of Pennsylvania.

Robert F. Doman, age 64, has served as a member of our board since June 20, 2013. Mr. Doman is a seasoned pharmaceutical and medical device executive with 30+ years of extensive international and domestic experience in general management, business development, building sales and marketing capabilities, new product development and strategic planning. Most recently Bob served as President and Chief Executive Officer of DUSA Pharmaceuticals, Inc., a publicly traded specialty pharmaceutical and medical device company focused in the field of dermatology. He joined DUSA in 2005 as President and Chief Operating Officer and was promoted to President and Chief Executive Officer in June 2007. DUSA was acquired by Sun Pharma in June of 2012. Prior to joining DUSA Pharmaceuticals, Bob served as President of Leach Technology Group, the medical electronic device, design, product development and contract manufacturing services division of privately held Leach Holding Corporation. From 1999 to 2000, Bob served as President, Device Product Development of West Pharmaceutical Services, a manufacturer of systems and device components for parentally administered medicines and drugs. From 1991 to 1999, Bob worked for the Convatec division of Bristol-Myers Squibb in positions that included: Vice President, Worldwide Marketing and Business Development; Vice President and General Manager, U.S. Wound and Skin Care; and Vice President, U.S. Operations. Earlier in his career, Bob held sales, marketing and business development roles of increasing responsibilities for Critikon, Inc., a Johnson and Johnson company. While serving as Business Director for Vascular Access he licensed and launched the first Intravenous Catheter with needle-stick protection, which is the industry standard today. Bob currently serves as a member of the Board of Directors of Echo Therapeutics, Inc. (NASDAQ: ECTE). He received a Bachelor’s degree from Saint Joseph’s University where he has served as a member of the Development Committee and the Haub School of Business Advisory Board.

Allan L. Shaw, age 50, has served as a member of our board of directors since October 2, 2013. Mr. Shaw currently leads Alvarez & Marsal's biopharmaceutical consulting practice and served as a member of the Board of Directors for the Central New York Biotech Accelerator (formerly Central New York — Biotech Research Center). Previously, he worked as Chief Financial Officer and executive management board member of Serono International S.A., a global biotechnology company and the largest in Europe. He was also the founder and Senior Managing Director of Shaw Strategic Capital LLC, an international financial advisory firm, focused on providing strategic financial counsel on a wide variety of issues such as general corporate finance, mergers and acquisitions, capital structuring, licensing and capital markets. His clients included a biopharmaceutical licensing/developmental group and an international investment bank, for which he served as a strategic adviser. Mr. Shaw has served as a Board member and Chief Financial Officer for NewLead Holdings LTD (NEWL), as well as an independent board member of Navios Maritime Holdings Inc.'s, serving as Chairman for Navios' Audit (designated financial expert) and Compensation Committees. He has contributed to several corporate governance books and is a member of the American Institute of Certified Public Accountants, New York Society of Certified Public Accountants and Corporate Directors Group. Mr. Shaw graduated with a Bachelor of Science from the State University of New York (Oswego College), and is a certified public accountant in the State of New York.

Executive Officers

There are no family relationships among officers and directors of Celsus.

The executive officers of Celsus are responsible for the day-to-day management of the Company. The following table lists the names and positions of our executive officers.

Name	Position
Gur Roshwalb, M.D.	Chief Executive Officer
Dov Elefant	Chief Financial Officer
Pablo Jimenez, M.D.	Chief Medical Officer

Biographical information of our executive officers is set forth below

Gur Roshwalb, age 45, has served as our Chief Executive Officer since March 4, 2013. Prior to joining us, from April 2008 to February 2012, Dr. Roshwalb was employed by Venrock, a leading venture capital firm, where he most recently served as a Vice President investing in both private and public healthcare companies. At Venrock, Dr. Roshwalb was involved in the valuation, diligence and deal structuring of numerous pharmaceutical and biotechnology companies. Prior to Venrock, Dr. Roshwalb was a senior equity analyst at Piper Jaffray from June 2004 to March 2008 where he published research on specialty pharmaceutical companies. Dr. Roshwalb was in private practice in New York and Board Certified in Internal Medicine before joining the investment community. He received an MBA from the NYU Stern School of Business, and an MD from the Albert Einstein College of Medicine.

Dov Elefant, age 46, has served as our Chief Financial Officer since January 11, 2012. From March 2011 until January 2012, he was Chief Financial Officer of Althera Medical Ltd. and from March 2009 to February 2011 he performed consulting services to a number of companies. He was also the Corporate Controller, from March 2007 to February 2009 for Lev Pharmaceuticals (OTCBB: LEVP), which was acquired by ViroPharma in 2008, Controller and Vice President of Finance and Administration at EpiCept Corporation (NASDAQ:EPCT.PK) from December 1999 to March 2007, Assistant Controller at Tetragenex Pharmaceuticals from November 1998 to October 1999 and held other accounting and finance roles from March 1991 to October 1998. Mr. Elefant holds a B.S. in accounting from Yeshiva University.

Pablo Jimenez, M.D., age 49, has served as our Chief Medical Officer since October 23, 2013. Dr. Jimenez is a senior pharmaceutical executive with more than twenty years of success in clinical development and medical affairs within the respiratory, dermatology, wound healing and oncology therapeutic areas. He brings a strong background in product business development in inflammation, immunology and tissue engineering. Within Novartis Pharma Clinical Development and Medical Affairs, he held positions of increasing responsibility including: Global Clinical Program Leader Apligraf®, Global Project Section Leader Elidel®, Global Brand Medical Director Xolair®, Global Head, Medical Services and Global Head of Medical Education & Communications. Dr. Jimenez worked at Novartis from May 2001 to September 2011. From September 2011 to March 2012, Dr. Jimenez was employed by Sotio, a Czech drug development company, as their Chief Medical Officer, where he was responsible for their global clinical portfolio, including clinical development, marketing strategy and regulatory compliance. From July 2012 to present, he has served as the founder and CEO of Qara Bio-Pharmaceutical Solution, LLC, a boutique medical writing and drug development strategy consulting firm. He received his MD from Central University School of Medicine in Ecuador and Master’s Certificate in Project Management from the George Washington University School of Business and Public Management. Dr. Jimenez did his Post-Doctoral research work at Brown University, Division of Biology and Medicine.

B.	Compensation

For the fiscal year ended December 31, 2013, the aggregate cash compensation that we paid to our directors and executive officers set forth below was $829.905. We do not have a requirement to, and have not, set aside pension or retirement benefits for our officers or directors.

The following table provides information on all of the compensation paid, or due to be paid, by our company to each of our current directors and executive officers for the years ended December 31, 2012 and 2013, respectively:

Name	Cash
Mark S. Cohen
2012	$4,051	(1)
2013	$17,500	(1)
Dr. Johnson Yiu Nam Lau, M.B., B.S., M.D., F.R.C.P.
2012	$2,498	(2)
2013	$12,500	(2)
David Sidransky, M.D.
2012	$4,051	(3)
2013	$17,500	(3)
Amos Eiran
2012	$0
2013	$12,500	(4)
Fredric Price
2012	$0
2013	$17,500	(5)
Robert Doman
2012	$0
2013	$12,500	(6)
Allan Shaw
2012	$0
2013	$17,500	(7)
Prof. Saul Yedgar, Ph.D.
2012	$4,051	(8)
2013	$66,000	(9)
Dov Elefant
2012	$145,968	(10)
2013	$213,472	(10)
Gur Roshwalb, MD (11)
2012	$0
2013	$402,933
Pablo Jimenez, MD (12)
2012	$0
2013	$40,000

(1)	Consists of board of directors fees.

(2)	Consists of board of directors fees.

(3)	Consists of board of directors fees.

(4)	Consists of board of directors fees.

(5)	Consists of board of directors fees. Mr. Price joined our board in 2013.

(6)	Consists of board of directors fees. Mr. Doman joined our board in 2013.

(7)	Consists of board of directors fees. Mr. Shaw joined our board in 2013.

(8)	Consists of board of directors fees.

(9)	Consulting fees pursuant to Dr. Yedgar’s May 2011 consulting agreement with us.

(10)	From January 2012 until September 23, 2013, Mr. Elefant had been earning a salary in the amount of $12,500 per month and beginning September 24, 2013, Mr. Elefant has been earning a salary in the amount of $16,667 per month. Includes $50,000 bonus for 2013.

(11)	Dr. Roshwalb joined our company on March 4, 2013 and has been earning a salary in the amount of $29,167 per month and was not employed by us during 2012. Includes $115,500 bonus for 2013.

(12)	Dr. Jimenez was appointed as our Chief Medical Officer on October 23, 2013 and has been earning a salary in the amount of $20,000 per month.

Employee Stock Option Plan

On August 28, 2007, our Board of Directors approved the 2007 Stock Option Plan, or the ESOP, amended on April 26, 2012, June 20, 2012 and April 29, 2013. Our shareholders approved the ESOP on June 20, 2013. The purpose of the ESOP is to provide an additional incentive to employees, officers, directors, consultants and other service providers of Celsus and any parent or subsidiary of Celsus (each as defined in the ESOP) to further the growth, development and financial success of our company by providing them with opportunities to purchase our shares pursuant to the ESOP and to promote the success of our business. The material terms of the ESOP are set forth below.

The option plan is administered by our board of directors and grants are made pursuant thereto by the Compensation Committee. The aggregate number of Ordinary Shares that may be issued upon exercise of options under the ESOP Plan shall not exceed 3,865,000 Ordinary Shares. Our board of directors may, at any time during the term of the ESOP Plan, increase the number of shares available for grant under the ESOP Plan. Options may be granted at any time. As of January 6, 2014, options to purchase 2,256,690 of our Ordinary Shares were outstanding. Unless sooner terminated, the Plan shall expire on the tenth anniversary of its effective date, or August 28, 2017.

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

Options are exercisable pursuant to the terms under which they were awarded and subject to the terms and conditions of the ESOP Plan. In general, an option, or any part thereof, may not be exercised unless the optionee is then a service provider of our company or any parent or subsidiary thereof (as each such term is defined in the ESOP Plan). Any tax consequences arising from the grant or exercise of any option from the payment for shares covered thereby, the sale or disposition of such shares and any other expenses are the responsibility of the optionee unless otherwise required by applicable law.

The table below sets forth the material terms of the outstanding options that were granted by us to our directors and executive officers as of December 31, 2013:

Optionee	Date of Grant	No. of Options Granted	Exercise Price		Vesting Date		Expiration
Johnson Lau	August 28, 2007	68,250	$1.33	(1)	Fully vested		August 28, 2017
	April 26, 2012	30,000	$1.56		Fully vested		June 20, 2022
	April 26, 2012	25,000	$1.56		Fully vested		March 19, 2022
	September 24, 2013	70,000	$2.00		April 29, 2016		April 29, 2023
Mark Cohen	August 28, 2007	136,500	$1.33	(1)	Fully vested		August 28, 2017
	April 26, 2012	60,000	$1.56		Fully vested		June 20, 2022
	April 26, 2012	75,000	$1.56		Fully vested		March 19, 2022
	September 24, 2013	100,000	$2.00		April 29, 2016		April 29, 2023
David Sidransky	August 28, 2007	68,250	$1.33	(1)	Fully vested		August 28, 2017
	February 5, 2008	60,227	$1.31	(2)	Fully vested		February 5, 2018
	April 26, 2012	30,000	$1.56		Fully vested		June 20, 2022
	April 26, 2012	25,000	$1.56		Fully vested		March 19, 2022
	September 24, 2013	100,000	$2.00		April 29, 2016		April 29, 2023
Amos Eiran	June 28, 2012	15,000	$2.00		Fully vested		June 28, 2022
	September 24, 2013	70,000	$2.00		April 29, 2016		April 29, 2023
Fredric Price	September 24, 2013	100,000	$2.00		April 29, 2016		April 29, 2023
Robert Doman	September 24, 2013	70,000	$2.00		April 29, 2016		April 29, 2023
Allan Shaw	October 2, 2013	100,000	$2.00		October 2, 2016		October 2, 2023
Dov Elefant	April 26, 2012	40,000	$1.56		Fully vested		January 11, 2022
	September 24, 2013	100,000	$2.00		July 1, 2014		July 1, 2023
Gur Roswalb	September 24, 2013	660,000	$2.00		September 24, 2017		September 24, 2023
Pablo Jimenez	November 1, 2013	130,000	$0.57		November 1, 2017		November 1, 2023
	November 1, 2013	70,000	$0.57		May 1, 2015	(2)	November 1, 2023

(1)	Exercise price of £0.80 converted using exchange rate of January 2, 2014

(2)	Exercise price of £0.79 converted using exchange rate of January 2, 2014

Other Director Compensation

On February 18, 2005, we entered into an agreement with Mr. Mark Cohen pursuant to which he agreed to act as Chairman of our board of directors. Under the terms of that agreement, he is entitled to a fee of £1,000 for each meeting he attends. On February 13, 2011, Mr. Cohen confirmed that since 2005 he had agreed to waive all accrued fees owed to him under that agreement.

On February 21, 2005, we entered into an agreement with Professor Yedgar pursuant to which he agreed to act as a director for an initial term of 24 months. Under that agreement, Professor Yedgar was entitled, with effect from January 1, 2005, until the date on which we completed an offering raising up to £1,900,000, to be paid £1,000 for each board meeting he attended, subject to completion of such an offering, plus reimbursement of expenses reasonably incurred by him. On March 14, 2007, we entered into an agreement with Prof. Yedgar for his reappointment as a member of our board of directors. Under that agreement, Prof. Yedgar is entitled to £500 for every meeting he attends. To date, no amounts have been paid to Prof. Yedgar under this agreement and, on February 22, 2011, Prof. Yedgar agreed to waive all accrued fees owed to him as of such date.

On August 28, 2007, we entered into an agreement with Dr. Lau pursuant to which he agreed to serve as a director. Under the terms of that agreement, he is entitled to a fee of £750 for each meeting he attends. On February 2, 2011, Dr. Lau agreed to waive all accrued fees owed to him under that agreement.

On August 28, 2007, we entered into an agreement with Dr. Sidransky pursuant to which he agreed to serve as a director. Under the terms of that agreement, he is entitled to a fee of £750 for each meeting he attends. On February 2, 2011, Dr. Sidransky agreed to waive all accrued fees owed to him under that agreement.

On March 19, 2012, annual cash compensation for the non-employee directors was established at $10,000 per year for four board meetings per year (or $2,500 per meeting) as well as $4,000 per year for the Chairman of each committee; commencing on the first day of the month after the Company completes a Permitted Private Placement as defined in the Purchase Agreement.

On April 29, 2013, annual cash compensation for the non-employee directors (excluding Prof. Yedgar and Dr. Cohen) was established at $25,000 per year, $10,000 per year for the Chairman of each committee and $10,000 per year for the Executive Chairman; commencing on the completion of September 2013 private placement. On September 24, 2013, we granted 100,000 options each to Mark Cohen, David Sidransky and Fredric Price and 70,000 options each to Johnson Lau, Amos Eiran and Robert Doman. On October 2, 2013, we granted 100,000 options to Allan Shaw.

We have agreed to indemnify our directors and executive officers to the extent permitted by our director and officer liability insurance and English law.

We do not have, and have not had in the past, any profit-sharing plans, nor have we set aside or accrued any amounts to provide pension, retirement or similar benefits.

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

The annualized salary of Dr. Roshwalb shall be $350,000, plus reimbursement of out-of-pocket expenses incurred by him in the course of his duties. The board of directors will review Dr. Roshwalb’s salary annually, although it is not obligated to increase it. In addition, he is entitled to receive an option to purchase 560,000 Ordinary Shares under our stock option plan as soon as practicable following our June 2013 Annual General Meeting. The exercise price of such option will be equal to the greater of $2.00 per Ordinary Share or the fair market value (as such term in defined by the option plan) of an Ordinary Share on the effective date of the grant. On each anniversary of the effective grant date, 25% of the shares subject to the option shall vest, subject to Dr. Roshwalb’s continued employment on each such vesting date and full vesting upon a change of control. Upon our closing of a financing of issued securities of no less than $15,000,000, Dr. Roshwalb shall be granted an option to purchase 100,000 Ordinary Shares under our option plan, which shall have the same exercise price and same vesting provisions as set forth above. At the sole discretion of the Board of Directors or the Compensation Committee of the Board, following each calendar year of employment, Dr. Roshwalb shall be eligible to receive an additional cash bonus of up to thirty-three percent (33%) of his base salary, based on the attainment of certain clinical development, and/or business milestones to be established annually by the Board or the Compensation Committee. On September 24, 2013, Dr. Roshwalb was granted options to purchase up to 660,000 Ordinary Shares under the ESOP at an exercise price of $2.00, which options fully vest on September 24, 2017.

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

The annualized salary of Mr. Elefant was $150,000, plus reimbursement of out-of-pocket expenses incurred by him in the course of his duties. Effective with the closing of the September private placement, Mr. Elefant annualized salary increased to $200,000. Under the terms of his employment agreement, on June 20, 2012, the Board granted Mr. Elefant options to purchase up to 40,000 Ordinary Shares under the ESOP at an exercise price of $1.56 per share, which options fully vested on January 11, 2013. On September 24, 2013, Mr. Elefant was granted options to purchase up to 100,000 Ordinary Shares under the ESOP at an exercise price of $2.00, which options fully vest on July 1, 2014.

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

Pablo Jimenez, M.D.   On October 23, 2013, we entered into an employment agreement with Dr. Pablo Jimenez to be our Chief Medical Officer. The employment agreement, which is governed by New York law, is terminable by either party upon three months’ prior notice. In addition, we are entitled to terminate Dr. Jimenez’s employment immediately, under certain circumstances, including, among other things, upon the occurrence of a material, recurring, continuing or fundamental breach of his obligations under the employment agreement, bankruptcy, inability to perform his duties under the employment agreement and criminal conviction under certain circumstances.

The annualized salary of Dr. Jimenez shall be $240,000 (or $20,000 per month), plus reimbursement of out-of-pocket expenses incurred by him in the course of his duties. In addition, he is entitled to receive options to purchase 200,000 Ordinary Shares under our ESOP plan, of which 70,000 shares of the Ordinary Shares are subject to attainment of certain clinical development, and/or business milestones over the course of the next sixteen (16) months as follows: execution and completion of first interpretable results in atopic dermatitis trial, and IND filing/acceptance. At the sole discretion of the Board of Directors, following each calendar year of employment, Mr. Jimenez shall be eligible to receive an additional cash bonus of up to twenty-five percent (25%) of his base salary, based on the attainment of certain clinical development, and/or business milestones over the course of the next sixteen (16) months.

The employment agreement includes a non-competition covenant that, during the term of his employment by us, Dr. Jimenez cannot be involved, directly or indirectly, in any competitive activity or any other activity that may pose competition to or harm us, and for a period of six months after the termination of employment with us, to be involved in or provide any consultation services to any business that competes, or that is likely to compete with our business. Also, Dr. Jimenez may not engage in any activity outside the scope of his employment without our prior approval. Dr. Jimenez is also obligated to keep confidential the confidential information of our Company. Moreover, the intellectual property and the technology that are developed during the provision of these services will be owned by us.

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

The agreement states that no employer-employee relationship shall exist between the parties, and if a competent court rules that such employer-employee relationship exists, Prof. Yedgar agrees to indemnify the Company for up to 45% of the consideration paid to him under the consulting agreement. In consideration for his services, Prof. Yedgar is entitled to a fee of £750 for each working day, up to a maximum of five working days per month (any additional days is subject to our prior approval) and no more than an aggregate of £12,000 in fees per annum.

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

Dr. Yedgar resigned as our Chief Scientific Officer on December 8, 2013 and is no longer an executive officer of our company.

C.	Board Practices

Board Practices

Our Articles of Association, as amended, provide that our business is to be managed by or under the direction of the board of directors. Our board of directors is divided into three classes for purposes of election. One class is elected at each annual meeting of stockholders to serve for a three-year term. Our board of directors currently consists of eight members, classified into three classes as follows: (1) Robert F. Doman, Fredric Price, Allan Shaw and Saul Yedgar constitute Class A, with a term ending at the 2014 annual general meeting; (2) Amos Eiran and Dr. Johnson Lau constitute Class B, with a term ending at the 2015 annual general meeting; and (3) Mark Cohen and David Sidransky constitute Class C, with a term ending at the 2016 annual general meeting. Mark Cohen serves as Chairman of our board of directors. The following table presents the names of the current members of our board of directors.

The following table sets forth the terms of our directors and when they are up for re-election:

Name	Commencement of Term	Expiration of Office
Mark S. Cohen	December 21, 2004	2016 annual general meeting
Dr. David Sidransky, M.D.	June 13, 2007	2016 annual general meeting
Dr. Johnson Yiu Nam Lau, M.B., B.S., M.D., F.R.C.P.	May 2, 2007	2015 annual general meeting
Prof. Saul Yedgar Ph.D.	January 28, 2005	2014 annual general meeting
Amos Eiran	June 28, 2012	2015 annual general meeting
Fredric Price	June 20, 2013	2014 annual general meeting
Robert F. Doman	June 20, 2013	2014 annual general meeting
Allan Shaw	October 2, 2013	2014 annual general meeting

Committees of the Board of Directors

Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of listing requirements of Nasdaq. The Committees of our Board of Directors consist of an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

Our Audit Committee currently consists of three members, appointed by the board of directors: Allan Shaw, Dr. Johnson Yiu-Nam Lau and Amos Eiran, all of whom are independent within the meaning of SEC corporate governance rules of independence for purposes of the Audit Committee. Mr. Shaw is the chairman of our Audit Committee.

Compensation Committee

Our Compensation Committee currently consists of three members, appointed by the board of directors: Dr. David Sidransky, Mr. Fredric Price and Robert F. Doman all of whom are independent within the meaning of SEC corporate governance rules of independence for purposes of the Compensation Committee Dr. Sidransky is the chairman of our Compensation Committee.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee currently consists of three members, appointed by our board of directors: Mark Cohen, Dr. David Sidransky and Mr. Fredric Price. Messrs. Sidransky and Price are independent within the meaning of SEC corporate governance rules of independence for purposes of the Nominating and Corporate Governance Committee. Mr. Price is the chairman of our Nominating and Corporate Governance Committee.

None of our directors have any service contracts with Celsus or any of our subsidiaries that provide for benefits upon termination of employment.

D.	Employees

As of December 31, 2013, we had four full-time employees. As of December 31, 2012 and 2011, we had two full-time employees and one full-time employee, respectively. As of December 31, 2013 and March 12, 2014, two employees were engaged in research and development and two employees were engaged in management, administration and finance. All employees are located in the United States.

None of our employees are members of labor unions.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 20, 2014 of each of our directors and executive officers individually and as a group.

Beneficial ownership generally includes voting or investment power over securities. Percentage of beneficial ownership is based on 55,561,283 of our Ordinary Shares outstanding as of March 20, 2014. Of this amount, approximately 6,533,705, or approximately 11.8%, of our outstanding Ordinary Shares are held by approximately 374 record holders in the United Kingdom.

Our principal shareholders do not have different or special voting rights.

Unless otherwise noted, the principal address of each of the directors and officers listed below is Celsus Therapeutics PLC, 53 Davies Street, London, United Kingdom W1K 5JH.

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ordinary Shares Beneficially
Directors and Executive Officers
Mark S. Cohen	1,996,207	(2)	3.2%
Dr. Johnson Yiu Nam Lau, M.B.,B.S., M.D., F.R.C.P.	123,250	(3)	*
David Sidransky, M.D	250,709	(4)	*
Prof. Saul Yedgar, Ph.D.	3,793,375	(5)	6.1%
Amos Eiran	15,000	(6)	*
Dov Elefant	40,000	(7)	*
Gur Roshwalb, M.D.	175,438	(8)	*
Pablo Jimenez, M.D.	0		*
Fredric Price	258,768	(9)	*
Robert F. Doman	0		*
Allan Shaw	33,530	(10)	*
All directors and officers as a group (11 persons)	6,686,277		11.1%

*	Represents beneficial ownership of less than 1% of our outstanding Ordinary Shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes Ordinary Shares subject to options and other convertible securities that are exercisable or convertible within 60 days of March 20, 2014. Except as indicated by footnote, to our knowledge, all persons named in the table above have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned.

(2)	Includes options to purchase, 136,500 Ordinary Shares at an exercise price of £0.80 per share (or $1.56) which expire on August 28, 2017 and 60,000 Ordinary Shares at an exercise price of $1.56 per share, which expire on June 20, 2022, 75,000 Ordinary Shares at an exercise price of $1.56 per share, which expire on March 19, 2022, warrants to purchase 182,450 Ordinary Shares at an exercise price of $2.00 per share and two call options to purchase from Prof. Yedgar (i) up to 50,700 Ordinary Shares at a purchase price of $0.016 per share, and (ii) up to 152,000 Ordinary Shares at £0.01 per share, as amended on March 1, 2011, which expire on January 18, 2015 and March 12, 2017, respectively. This figure does not take into account a warrant issued to Pearl Cohen Zedek Latzer Law Office, or PCZL, on February 12, 2012, to purchase 309,492 ordinary Shares at an exercise price of $2.00 per share; Mark Cohen is a senior partner in PCZL. His business address is Pearl Cohen Zedek Latzer, LLP, 1500 Broadway, 12 th Floor, New York, NY 10036, United States of America.

(3)	Consists of options to purchase 68,250 Ordinary Shares at an exercise price of £0.80 per share (or $1.61), which expire on August 28, 2017, 30,000 Ordinary Shares at an exercise price of $1.56 per share, which expire on June 20, 2022 and 25,000 Ordinary Shares at an exercise price of $1.56 per share, which expire on March 19, 2022. Dr. Johnson’s business address is c/o Kinex Pharmaceuticals, 701 Ellicott Street, Buffalo, New York 14203.

(4)	Includes options to purchase 183,477 Ordinary Shares as follows: 128,477 Ordinary Shares at an exercise price of £0.80 per share (or between $1.56 and $1.61), 68,250 Ordinary Shares which expire on August 28, 2017, and 60,227 Ordinary Shares which expire on February 5, 2018. In addition, includes options to purchase 30,000 Ordinary Shares at an exercise price of $1.56 per share which expire on June 20, 2022, 25,000 Ordinary Shares at an exercise price of $1.56 per share, which expire on March 19, 2022 and warrants to purchase 12,500 Ordinary Shares at an exercise price of $2.00 per share which expire February 12, 2017. Dr. Sidransky’s business address is 17 Pinsker Street, Rehovot, Israel 7630825.

(5)	Includes the purchase of shares as described in footnote (2) above and the deduction of 101,400 Ordinary Shares purchased by the Yedgar Family Trust on January 24, 2012 by exercising a warrant granted by Prof. Yedgar. Prof. Yedgar’s business address is c/o Department of Biochemistry, Hebrew University-Hadassah Medical School, Jerusalem, Israel 91120.

(6)	Includes options to purchase 15,000 Ordinary Shares at an exercise price of $2.00 which expire on June 28, 2022. Mr. Eiran’s business address is 2 Avner Street, Herzlia, Israel 4670402.

(7)	Includes options to purchase 40,000 Ordinary Shares at an exercise price of $1.56 which expire on January 11, 2022.

(8)	Dr. Roshwalb was hired as Chief Executive Officer on March 5, 2013.

(9)	Mr. Price was appointed to the Board of Directors on June 20, 2013.

(10)	Mr. Shaw was appointed to the Board of Directors on October 2, 2013.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 20, 2014, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

The beneficial ownership of ordinary shares is based on the 55,561,283 ordinary shares outstanding as of March 20, 2014 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. Of this amount, approximately 6,533,705, or approximately 11.8%, of our outstanding ordinary shares are held by approximately 374 record holders in the United Kingdom. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 20, 2104 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. Our principal shareholders do not have different or special voting rights. All of the information with respect to beneficial ownership of the ordinary shares set forth below by shareholders that are not a member of our board of directors is based on information provided by such shareholders and/or in Schedule 13G filings with the SEC.

5% or More Shareholders
Baker Bros. Advisors LP and affiliates	5,263,162	(1)	9.5%
Franklin Advisors, Inc.	7,017,544	(2)	12.6%
Sabby Management, LLC	6,314,410	(3)	11.4%
Broadfin Capital	3,508,772	(4)	6.3%
Prof. Saul Yedgar, Ph.D.	3,793,375	(5)	6.1%

(1)	The number of shares beneficially owned before the offering includes 4,557,332 Ordinary Shares directly owned by Baker Brothers Life Sciences, L.P. (“Life Sciences”), a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC, 591,452 Ordinary Shares directly owned by 667, L.P. (accounts #1 and #2) (“667”), a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC, and 114,378 Ordinary Shares directly owned by 14159, L.P. (“14159” and together with Life Sciences, 667 and 14159, the “Baker Entities”), a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP). Julian C. Baker and Felix J. Baker are the controlling members of the general partners of the general partners of the Baker Entities. Baker Bros. Advisors LP and affiliates (the “Adviser”) serves as the Investment Adviser to each of the Baker Entities. Pursuant to amended and restated management agreements between the Adviser, each of the Baker Entities and the general partners of the Baker Entities, the Adviser has complete and unlimited discretion and authority with respect to the Baker Entities investments and voting power over investments. Julian C. Baker and Felix J. Baker are the principals of the Adviser and each may be deemed to control the Adviser and to indirectly beneficially own the shares beneficially owned by it. Julian C. Baker and Felix J. Baker disclaim beneficial ownership of the securities directly owned by the Baker Entities, and this disclosure shall not be deemed to be an admission that Julian C. Baker and/or Felix J. Baker are the beneficial owners of such securities for purposes of Section 13(d) or any other purpose. The address for Baker Bros. Advisors LP and affiliates and its affiliates is 667 Madison Avenue, 21 st Floor, New York, NY 10065.

(2)	Franklin Advisors, Inc. (“FAV”), an indirectly wholly owned subsidiary of a public traded company, Franklin Resources, Inc. (“FRI”), is the beneficial owner of these securities for purposes of Rule 13d-3 under the Exchange Act in its capacity as the investment adviser to Franklin Strategic Series — Franklin Biotechnology Discovery Fund and Franklin Templeton Investment Funds — Franklin Biotechnology Discovery Fund. When an investment management contract (including a sub-advisory agreement) delegates to FAV investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FAV as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, FAV reports for purposes of Section 13(d) of the Exchange Act that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise specifically noted. The address for FAV is One Franklin Parkway, Building 920, San Mateo, CA 94403.

(3)	Sabby Healthcare Volatility Master Fund, Ltd. has indicated that Hal Mintz has voting and investment power over the shares held by it. The Sabby Healthcare Volatility Master Fund, Ltd. has also indicated that Sabby Management, LLC serves as its investment manager, that Hal Mintz is the manager of Sabby Management, LLC and that each of Sabby Management, LLC and Hal Mintz disclaim beneficial ownership over these shares except to the extent of any pecuniary interest therein. The address for Sabby Management, LLC is 10 Mountainview Road, Suite 205, Upper Saddle River, New Jersey, 07458.

(4)	Broadfin Capital, LLC serves as investment adviser to Broadfin Healthcare Master Fund, LTD with the power to direct investments and/or sole power to vote the shares owned by Broadfin Healthcare Master Fund, LTD. Kevin Kotler, a natural person, is the Managing Member of Broadfin Capital, LLC. Mr. Kotler has voting and dispositive power over the shares held by Broadfin Healthcare Master Fund, LTD. Mr. Kotler disclaims beneficial ownership of all shares beneficially owned, except to the extent of his pecuniary interests in such shares. The address for Broadfin Capital, LLC is 237 Park Avenue, Suite 900, New York, NY 10017.

(5)	Includes the purchase of shares as described in footnote (2) above and the deduction of 101,400 Ordinary Shares purchased by the Yedgar Family Trust on January 24, 2012 by exercising a warrant granted by Prof. Yedgar. Prof. Yedgar’s business address is c/o Department of Biochemistry, Hebrew University-Hadassah Medical School, Jerusalem, Israel 91120.

B.	Related Party Transactions

Pursuant to our audit committee charter, the audit committee is responsible for reviewing and approving, prior to our entry into any such transaction, all transactions in which we are a participant and in which any parties related to us have or will have a direct or indirect material interest.

The following discloses, since January 1, 2010, certain related party transactions involving us.

The law firm of Pearl Cohen Zedek Latzer LLP, or PCZL, represents us in intellectual property and commercial matters. Mark Cohen, the Chairman of our board of directors, is a senior partner in PCZL. PCZL charges us for services it renders on an hourly basis and expenses incurred. For the years ending December 31, 2013, 2012, 2011 and 2010, we received invoices from PCZL for services rendered and expenses incurred for approximately $555,000, $365,000, $413,000 and $262,000, respectively. As of March 12, there were no outstanding amounts due to PCZL. In 2012, we agreed with PCZL to satisfy $309,000 of the then outstanding balance owed to PCZL by our issuance on February 12, 2012, of a warrant to purchase up to 309,492 our Ordinary Shares at an exercise price of $2.00 per share, such warrant to expire on February 12, 2017, or the PCZL Warrant. We intend to continue using the legal services of PCZL in the future.

On January 18, 2005, Prof. Yedgar granted Mark Cohen a call option to purchase up to 50,700 Ordinary Shares at a purchase price of $0.016 per share and (ii) on March 12, 2007, Prof. Yedgar granted Mark Cohen a call option to purchase up to 152,000 Ordinary Shares at £0.01 per share, as amended on March 1, 2011.

In March 2012, the members of the board of directors unconditionally waived any director's cash compensation for their service from March 2012 until the Company will raise an aggregate financing of at least $15,000,000 in private placement issuances.

From January 2012 through September 2013, we sold an aggregate of 280,025 Ordinary Shares to Mark Cohen, our Executive Chairman and beneficial owner of approximately 3.2% of our outstanding Ordinary Shares, at a price of $ 2.00 per share, for total gross proceeds of $560,050. In connection with such purchases, Mr. Cohen also received warrants to purchase an aggregate of 182,450 Ordinary Shares, at an exercise price of $ 2.00 per share.

On April 9, 2013, we sold an aggregate of 12,500 Ordinary Shares to Saul Yedgar, a beneficial owner of approximately 6.1% of our outstanding Ordinary Shares at a price of $ 2.00 per share, for total gross proceeds of $25,000. In connection with such purchase, Dr. Yedgar also received warrants to purchase an aggregate of 6,250 Ordinary Shares, at an exercise price of $ 2.00 per share. On September 24, 2013, in connection with the most favored nation terms, Dr. Yedgar exchanged his warrants for an additional 31,359 Ordinary Shares.

On April 30, 2013, we sold an aggregate of 50,000 Ordinary Shares to Fredric Price, our Director, at a price of $ 2.00 per share, for total gross proceeds of $100,000. In connection with such purchase, Mr. Price also received warrants to purchase an aggregate of 25,000 Ordinary Shares, at an exercise price of $2.00 per share. On September 24, 2013, in connection with the most favored nation terms, Mr. Price exchanged his warrants for an additional 125,438 Ordinary Shares.

On April 30, 2013, we sold an aggregate of 25,000 Ordinary Shares to Gur Roshwalb, our Chief Executive Officer, at a price of $2.00 per share, for total gross proceeds of $50,000. In connection with such purchase, Dr. Roshwalb also received warrants to purchase an aggregate of 12,500 Ordinary Shares, at an exercise price of $ 2.00 per share. In addition, on September 24, 2013, we sold an aggregate of 87,719 ordinary shares for a purchase price of $50,000 and also on September 24, 2013, in connection with the most favored nation terms, Dr. Roshwalb exchanged his warrants for an additional 62,719 Ordinary Shares.

As part of an agreement with Saul Yedgar signed in May 2011, the Company paid, in January 2014, approximately $66,000 for services provided by Dr. Yedgar in his position as Chief Scientific Officer. In December 2013, Dr.Yedgar resigned as Chief Scientific Officer.

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

Price History

Our ADSs have been listed on the NASDAQ Capital Market under the symbol “CLTX” since January 31, 2014. Prior to that, our ADSs were quoted on the OTCQB under the symbol “CLSXD” from January 3, 2014 to January 30, 2014 and were quoted on the OTCQB under the symbol “CLSXY” from September 16, 2013 until January 2, 2014 and under the symbol “MRRBY” from February 19, 2013 to September 15, 2013. Effective January 3, 2014, our ratio of ADS to ordinary shares changed from one ADS per each two ordinary shares to one ADS per each ten ordinary shares. Currently, each ADS is represented by ten ordinary shares.

The following table sets forth the range of high and low closing sale prices for our ADSs for the periods indicated, as reported by the NASDAQ Capital Market or the OTCQB, as applicable. These prices do not include retail mark-ups, markdowns, or commissions but give effect to the change in the number of ordinary shares represented by each ADS to ten ordinary shares per each ADS, implemented on January 3, 2014. Historical data in the table has been restated to take into account these changes.

	USD High	USD Low
Fiscal Year Ended
December 31, 2013	$25.00	$7.10
Fiscal Year Ended December 31, 2013
First Quarter	$25.00	$25.00
Second Quarter	$25.00	$20.00
Third Quarter	$20.00	$20.00
Fourth Quarter	$20.00	$7.10
Month Ended
September 2013	$20.00	$20.00
October 2013	$20.00	$20.00
November 2013	$20.00	$10.00
December 2013	$10.00	$7.10
January 2014	$11.90	$6.06
February 2014	$9.00	$6.45

From the date that our ADSs were first quoted on the OTCQB on February 19, 2013 to the date that our ADSs commenced trading on the NASDAQ Capital Market, a small number of ADSs traded at prices ranging from $7.10 to $25.00 per ADS (giving effect to the ADS ratio change effective January 3, 2014), as more fully described below:

•	During the quarter ended March 31, 2013, a total of 60 ADSs were traded at a price of $25.00 per ADS.

•	From April 1, 2013 to June 30, 2013, a total of 160 ADSs were traded at prices ranging from $20.00 per ADS to $25.00 per ADS.

•	From July 1, 2013 to September 30, 2013, a total of 100 ADSs were traded at $20.00 per ADS.

•	From October 1, 2013 to December 31, 2013, a total of 3,420 ADSs were traded at prices ranging from $7.10 per ADS to $20.00 per ADS.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the NASDAQ Capital Market under the symbol “CLTX” since January 31, 2014. Prior to that, our ADSs were quoted on the OTCQB under the symbol “CLSXD” from January 3, 2014 to January 30, 2014 and were quoted on the OTCQB under the symbol “CLSXY” from September 16, 2013 until January 2, 2014 and under the symbol “MRRBY” from February 19, 2013 to September 15, 2013. Effective January 3, 2014, our ratio of ADS to ordinary shares changed from one ADS per each two ordinary shares to one ADS per each ten ordinary shares. Currently, each ADS is represented by ten ordinary shares.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information called for by this item has been reported previously in our Registration Statement on form F-1 (File No. 333-192783), filed with the SEC December 12, 2013, as amended, under the heading "Description of Share Capital" and is incorporated by reference into this Annual Report.

C.	Material Contracts

Set forth below are summaries of material agreements to which we are a party, other than contracts entered into in the ordinary course of business, that have been in effect since January 1, 2012. In addition to the agreements described below, we also enter into agreements with clinical research organizations, or CROs, for the conduct of our clinical trials. The descriptions provided below do not purport to be complete and are qualified in their entirety by the complete agreements, which are attached as exhibits to this Annual Report.

License Agreement with Yissum

Our research and development programs are based on technology that was licensed from Yissum, Research & Development Company of the Hebrew University of Jerusalem, or Yissum, where our principal shareholder, Prof. Yedgar, is conducting studies focused on inflammation. Prof. Yedgar is a Professor Emeritus and a research lab chief, and has no management position, voting power or other significant influence with respect to the Hebrew University or Yissum. Our breach of this license or failure to obtain a license to technology required to develop, test and commercialize our products may seriously harm our business.

Prof. Yedgar performed these studies during his employment as a retired Prof. at the Department of Biochemistry of the Hebrew University of Jerusalem. Thus, except for Prof. Yedgar having the right to receive any distribution of dividends, Prof. Yedgar and his heirs have the right to receive 60% of the net income that would be distributed by the Company to Yissum.

On November 27, 2002, Celsus USA entered into an exclusive license agreement, which we refer to as the License Agreement, with Yissum Research and Development Company of the Hebrew University in Jerusalem, or Yissum. Pursuant to the License Agreement, Celsus USA was granted an exclusive, worldwide license, including a right to sublicense (subject to the prior written consent of Yissum), to make, have made, use, market, sell, have sold, offer to sell, import, license and distribute the technology owned by Yissum for the use of lipid conjugates for the treatment of disease. Unless earlier terminated, the term of the License Agreement is the later of 20 years from the date of the License Agreement and the term of the patents or patent applications. On February 1, 2005, the License Agreement was sublicensed from Celsus USA to us pursuant to an exclusive sublicense agreement which will terminate upon the termination of the License Agreement.

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

The annualized salary of Dr. Roshwalb shall be $350,000, plus reimbursement of out-of-pocket expenses incurred by him in the course of his duties. The board of directors will review Dr. Roshwalb’s salary annually, although it is not obligated to increase it. In addition, he is entitled to receive an option to purchase 560,000 Ordinary Shares under our stock option plan as soon as practicable following our June 2013 Annual General Meeting. The exercise price of such option will be equal to the greater of $2.00 per Ordinary Share or the fair market value (as such term in defined by the option plan) of an Ordinary Share on the effective date of the grant. On each anniversary of the effective grant date, 25% of the shares subject to the option shall vest, subject to Dr. Roshwalb’s continued employment on each such vesting date and full vesting upon a change of control. Upon our closing of a financing of issued securities of no less than $15,000,000, Dr. Roshwalb shall be granted an option to purchase 100,000 Ordinary Shares under our option plan, which shall have the same exercise price and same vesting provisions as set forth above. At the sole discretion of the Board of Directors or the Compensation Committee of the Board, following each calendar year of employment, Dr. Roshwalb shall be eligible to receive an additional cash bonus of up to thirty-three percent (33%) of his base salary, based on the attainment of certain clinical development, and/or business milestones to be established annually by the Board or the Compensation Committee. On September 24, 2013, Dr. Roshwalb was granted options to purchase up to 660,000 Ordinary Shares under the ESOP at an exercise price of $2.00, which options fully vest on September 24, 2017.

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

The annualized salary of Mr. Elefant was $150,000, plus reimbursement of out-of-pocket expenses incurred by him in the course of his duties. Effective with the closing of the September private placement, Mr. Elefant annualized salary increased to $200,000. Under the terms of his employment agreement, on June 20, 2012, the Board granted Mr. Elefant options to purchase up to 40,000 Ordinary Shares under the ESOP at an exercise price of $1.56 per share, which options fully vested on January 11, 2013. On September 24, 2013, Mr. Elefant was granted options to purchase up to 100,000 Ordinary Shares under the ESOP at an exercise price of $2.00, which options fully vest on July 1, 2014.

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

Pablo Jimenez, M.D.   On October 23, 2013, we entered into an employment agreement with Dr. Pablo Jimenez to be our Chief Medical Officer. The employment agreement, which is governed by New York law, is terminable by either party upon three months’ prior notice. In addition, we are entitled to terminate Dr. Jimenez’s employment immediately, under certain circumstances, including, among other things, upon the occurrence of a material, recurring, continuing or fundamental breach of his obligations under the employment agreement, bankruptcy, inability to perform his duties under the employment agreement and criminal conviction under certain circumstances.

The annualized salary of Dr. Jimenez shall be $240,000 (or $20,000 per month), plus reimbursement of out-of-pocket expenses incurred by him in the course of his duties. In addition, he is entitled to receive options to purchase 200,000 Ordinary Shares under our ESOP plan, of which 70,000 shares of the Ordinary Shares are subject to attainment of certain clinical development, and/or business milestones over the course of the next sixteen (16) months as follows: execution and completion of first interpretable results in atopic dermatitis trial, and IND filing/acceptance. At the sole discretion of the Board of Directors, following each calendar year of employment, Mr. Jimenez shall be eligible to receive an additional cash bonus of up to twenty-five percent (25%) of his base salary, based on the attainment of certain clinical development, and/or business milestones over the course of the next sixteen (16) months.

The employment agreement includes a non-competition covenant that, during the term of his employment by us, Dr. Jimenez cannot be involved, directly or indirectly, in any competitive activity or any other activity that may pose competition to or harm us, and for a period of six months after the termination of employment with us, to be involved in or provide any consultation services to any business that competes, or that is likely to compete with our business. Also, Dr. Jimenez may not engage in any activity outside the scope of his employment without our prior approval. Dr. Jimenez is also obligated to keep confidential the confidential information of our Company. Moreover, the intellectual property and the technology that are developed during the provision of these services will be owned by us.

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

The agreement states that no employer-employee relationship shall exist between the parties, and if a competent court rules that such employer-employee relationship exists, Prof. Yedgar agrees to indemnify the Company for up to 45% of the consideration paid to him under the consulting agreement. In consideration for his services, Prof. Yedgar is entitled to a fee of £750 for each working day, up to a maximum of five working days per month (any additional days is subject to our prior approval) and no more than an aggregate of £12,000 in fees per annum.

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

Dr. Yedgar resigned as our Chief Scientific Officer on December 8, 2013 and is no longer an executive officer of our company.

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

Registration Rights Agreement

In the April 2012 Financing, we also entered into a registration rights agreement with the investors pursuant to which we agreed to register the resale of up to 133% of the number of Ordinary Shares that may be acquired by the investors by converting the Notes and exercising their April 2012 Warrants. A registration statement was filed and declared effective by the SEC.

On September 19, 2013, we entered into a Securities Purchase Agreement with certain institutional accredited investors, pursuant to which we agreed to sell, in a private placement, an aggregate of 21,958,302 Ordinary Shares for an aggregate purchase price of $12,516,232 at $0.57 per share. As a result of such transaction, the exercise price of the April 2012 Warrants issued in the April 2012 Financing were reduced to $0.57 per share in accordance with calculations performed by us pursuant to the anti-dilution provisions contained in the April 2012 Financing agreements. The number of warrants issued to the investors increased from 643,274 to 1,929,824.

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

November Registration Rights Agreement

In the November 2012 Financing, we also entered into the November Registration Rights Agreement with the investors pursuant to which we filed a registration statement to register the resale of up to 133% of the number of Ordinary Shares issued in the November 2012 Financing and that may be issued upon exercise of the November 2012 Warrants. A registration statement was filed and declared effective by the SEC.

2013 Financings

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

The Series A Warrants, Series C Warrants and GSS Warrants of the 2013 Financing are exercisable for a term of five years and the Series B Warrants are exercisable until April 2014. The vesting of the Series C warrants is dependent upon exercise of the Series B warrants. The Series C warrants shall become exercisable in proportion to the holder's exercise of the Series B warrant as compared with the total Series B warrants issued to such holder. The exercise price is subject to standard anti-dilution adjustments, including price protection for subsequent warrant sales.

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

2013 Registration Rights Agreement

In the 2013 Financing, we also entered into the 2013 Registration Rights Agreement with the investors pursuant to which we have agreed to file a registration statement to register the resale of up to 133% of the number of Ordinary Shares issued in the 2013 Financing and that may be issued upon exercise of the 2013 Warrants. A registration statement was filed and declared effective by the SEC.

September 2013 Financing

On September 19, 2013, we entered into a Securities Purchase Agreement with certain institutional accredited investors, pursuant to which we agreed to sell, in a private placement, an aggregate of 21,958,302 Ordinary Shares for an aggregate purchase price of $12,516,232. The closing of the Offering occurred on September 24, 2013 and our placement agents received an aggregate of approximately $898,000 from us.

As a result of price protection provisions from investment agreements with previous investors, (i) an aggregate of 4,046,692 additional Ordinary Shares are being issued to previous investors in connection with the Offering and (ii) there will be an additional 1,259,092 Ordinary Shares issuable upon exercise of outstanding warrants. All of such shares are being registered for resale hereby.

We also entered into a registration rights agreement with the investors pursuant to which we agreed to file a registration statement to register the resale of the Ordinary Shares issued in the private placement no later than the 30th day after the Closing Date. We agreed to cause the registration statement to be declared effective within 60 calendar days after the Closing Date, or within 120 calendar days after the Closing Date in the event the Registration Statement is reviewed by the SEC (the “Effective Date”). To the extent the registration statement is not filed by the filing deadline or declared effective by the agreed upon effectiveness deadline, we agreed to pay to each investor holding registrable securities an amount in cash equal to one and one half percent (1.5%) of such investor’s original investment amount on the date of such failure and on every 30-day anniversary of such failure until such failure has been cured, pro rated for periods totaling less than 30 days. In the event we fail to make such payments in a timely manner, such payments will bear interest at the rate of 1.0% per month (prorated for partial months) until paid in full.

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

For purposes of this description, a “U.S. Holder” includes any beneficial owner of the Celsus Ordinary Shares or ADSs that is, for U.S. federal income tax purposes:

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

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor. This discussion assumes that you are familiar with the tax rules applicable to investments in securities generally, and with any special rules to which you may be subject. In particular, the discussion deals only with investors that will hold Celsus Ordinary Shares or ADSs as capital assets, and does not address the tax treatment of investors that are subject to special rules, such as banks, financial institutions, insurance companies, dealers or traders in securities or currencies, persons that elect mark-to- market treatment, tax-exempt entities (including 401 pensions plans), real estate investment trusts, regulated investment companies, grantor trusts, individual retirement and other tax-deferred accounts, persons that received Celsus ordinary or ADS shares as compensation for the performance of services, persons who own, directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of the United States Internal Revenue Code of 1986, or Code, 10% or more of Celsus voting shares or ADS, persons that are residents of the U.K. for U.K. tax purposes or that conduct a business or have a permanent establishment in the U.K., persons that hold Celsus Ordinary Shares or ADSs as a position in a straddle, hedging, conversion, integration, constructive sale or other risk reduction transaction, certain former citizens or long-term residents of the U.S., partnerships and their partners and persons whose functional currency is not the U.S. dollar. This discussion is based on laws, treaties, judicial decisions, and regulatory interpretations in effect on the date hereof, all of which are subject to change, as well as, in the United States, the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

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

Taxation of Capital Gains

Subject to the comments in the following paragraph, a holder of Celsus Ordinary Shares or ADSs who, for U.K. tax purposes, is neither resident nor, in the case of an individual, ordinarily resident, in the U.K. will not be liable for U.K. taxation on capital gains realized on the disposal of Celsus Ordinary Shares or ADS unless at the time of the disposal:

•	the holder carries on a trade, or in the case of an individual, a profession or vocation in the United Kingdom through, in the case of an individual, a branch or agency, or, in the case of a company, a permanent establishment, and

•	the Celsus Ordinary Shares or ADSs are or have been used, held, or acquired for the purpose of such trade, profession, vocation, branch, agency or permanent establishment.

A holder of Celsus Ordinary Shares or ADSs who (1) is an individual who has ceased to be resident or ordinarily resident for U.K. tax purposes in the United Kingdom, (2) was resident or ordinarily resident for U.K. tax purposes in the United Kingdom for at least four out of the seven U.K. tax years immediately preceding the year in which he or she ceased to be both resident and ordinarily resident in the United Kingdom, (3) only remains non-resident and non-ordinarily resident in the United Kingdom for a period of less than five tax years and (4) disposes of his or her Celsus Ordinary Shares or ADSs during that period may also be liable, upon returning to the United Kingdom, for U.K. tax on capital gains, subject to any available exemption or relief, even though he or she was not resident or ordinarily resident in the United Kingdom at the time of the disposal.

Inheritance Tax

Celsus Ordinary Shares or ADSs are assets situated in the United Kingdom for the purposes of U.K. inheritance tax (the equivalent of U.S. estate and gift tax). Subject to the discussion of the U.K.-U.S. estate tax treaty in the next paragraph, U.K. inheritance tax may apply (subject to any available reliefs) if an individual who holds Celsus Ordinary Shares or ADSs gifts them or dies even if he or she is neither domiciled in the United Kingdom nor deemed to be domiciled there under U.K. law. For inheritance tax purposes, a transfer of Celsus Ordinary Shares or ADSs at less than full market value may be treated as a gift for these purposes. Special inheritance tax rules apply (1) to gifts if the donor retains some benefit, (2) to close companies and (3) to trustees of settlements.

However, as a result of the U.K.-U.S. estate tax treaty, Celsus Ordinary Shares or ADSs held by an individual who is domiciled in the United States for the purposes of the U.K.-U.S. estate tax treaty and who is not a U.K. national will not be subject to U.K. inheritance tax on that individual’s death or on a gift of the Celsus Ordinary Shares or ADSs unless the Ordinary Shares or ADSs:

•	are part of the business property of a permanent establishment in the United Kingdom, or

•	pertain to a fixed base in the United Kingdom used for the performance of independent personal services.

The U.K.-U.S. estate tax treaty provides a credit mechanism if the Celsus Ordinary Shares or ADSs are subject to both U.K. inheritance tax and to U.S. estate and gift tax.

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

HMRC now accepts that stamp duty/SDRT is not payable on issues of UK shares and securities to depositary receipt issuers and clearance services anywhere in the world. HMRC still contends however that stamp duty/SDRT at 1.5% is payable on transfers (by sale or otherwise) of shares and securities to depository receipt systems or clearance services that are not an integral part of an issue of share capital.

United States federal income taxation considerations

U.S. Taxation of Distributions

The gross amount of any distributions made by us to a U.S. Holder will generally be subject to U.S. federal income tax as dividend income to the extent paid or deemed paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. To the extent that an amount received by a U.S. Holder exceeds its allocable share of our current and accumulated earnings and profits, such excess would, subject to the discussion below, be treated first as a tax-free return of capital which will reduce such U.S. Holder’s tax basis in his Celsus Ordinary Shares or ADSs and then, to the extent such distribution exceeds such U.S. Holder’s tax basis, it will be treated as capital gain.

Subject to applicable holding period and other limitations, the U.S. Dollar amount of dividends received on the Celsus Ordinary Shares or ADSs by certain non-corporate U.S. Holders are currently subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends” and certain other requirements are met. Dividends paid on the Celsus Ordinary Shares or ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of the Treaty or the Ordinary Shares or ADSs are readily tradable on an established U.S. securities market and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. Although we currently believe that distributions on the Celsus Ordinary Shares or ADSs that are treated as dividends for U.S. federal income tax purposes should constitute qualified dividends, no assurance can be given that this will be the case. U.S. Holders should consult their tax advisors regarding the tax rate applicable to dividends received by them with respect to the Celsus Ordinary Shares or ADSs, as well as the potential treatment of any loss on a disposition of Celsus Ordinary Shares or ADSs as long-term capital loss regardless of the U.S. Holders’ actual holding period for the Celsus Ordinary Shares or ADSs.

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

U.S. Taxation of Capital Gains

Gain or loss realized by a U.S. Holder on the sale or other disposition of Celsus Ordinary Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the Celsus Ordinary Shares or ADSs and the amount realized on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the Celsus Ordinary Shares or ADSs have been held for more than one year. Any such gain or loss realized will generally be treated as U.S. source gain or loss. In the case of a U.S. Holder who is an individual, capital gains are currently subject to federal income tax at preferential rates if specified minimum holding requirements are met. The deductibility of capital losses is subject to significant limitations.

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

Passive foreign investment company rules

We believe that we may be treated as a PFIC for U.S. federal income tax purposes for the current taxable year and in future years.

We would be a PFIC for U.S. federal income tax purposes in any taxable year if 75% or more of our gross income would be passive income, or on average at least 50% of the gross value of our assets is held for the production of, or produces, passive income. In making the above determination, we are treated as earning our proportionate share of any income and owning our proportionate share of any asset of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value. If we were considered a PFIC at any time when a U.S. Holder held Celsus Ordinary Shares or ADSs, we generally should continue to be treated as a PFIC with respect to that U.S. Holder, and the U.S. Holder generally will be subject to special rules with respect to (a) any gain realized on the disposition of the Celsus Ordinary Shares or ADSs and (b) any “excess distribution” by us to the U.S. Holder in respect of the Celsus Ordinary Shares or ADSs. Under the PFIC rules: (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Celsus Ordinary Shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized or to any year before we became a PFIC would be taxable as ordinary income and (iii) the amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect in that year and an interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. Because a U.S. Holder that is a direct (and in certain cases indirect) shareholder of a PFIC is deemed to own its proportionate share of interests in any lower-tier PFICs, U.S. Holders should be subject to the foregoing rules with respect to any of our subsidiaries characterized as PFICs, if we are deemed a PFIC. A U.S. Holder may be able to avoid many of these adverse tax consequences if it elects to mark the Celsus Ordinary Shares or ADSs to market on an annual basis. However, any such mark to market election would not be available for a lower-tier PFIC. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the advisability, procedure and timing of making a mark-to-market election and the U.S. Holder’s eligibility to file such an election (including whether the Celsus Ordinary Shares or ADSs are treated as “publicly traded” for such purpose).

A U.S. Holder will be required to file Internal Revenue Service Form 8621 if such U.S. Holder owns Celsus Ordinary Shares or ADSs in any year in which we are classified as a PFIC.

Information reporting and backup withholding

A U.S. Holder may be subject to information reporting to the IRS and possible backup withholding with respect to dividends paid on, or proceeds of the sale or other disposition of the Celsus Ordinary Shares or ADSs unless such U.S. Holder is a corporation or qualifies within certain other categories of exempt recipients or provides a taxpayer identification number and certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Amounts withheld under these rules may be credited against the U.S. Holder’s U.S. federal income tax liability and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate IRS forms and furnishing any required information. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

A non-U.S. Holder generally will not be subject to information reporting or backup withholding with respect to dividends on Celsus Ordinary Shares or ADSs, unless payment is made through a paying agent (or office) in the United States or through certain U.S.-related financial intermediaries. However, a Non-U.S. Holder generally may be subject to information reporting and backup withholding with respect to the payment within the United States of dividends on the Celsus Ordinary Shares or ADSs, unless such non-U.S. Holder provides a taxpayer identification number, certifies under penalties of perjury as to its foreign status, or otherwise establishes an exemption.

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, an individual U.S. Holder may be required to submit to the IRS certain information with respect to his or her beneficial ownership of Celsus Ordinary Shares or ADSs, unless such Ordinary Shares or ADSs are held on his or her behalf by a financial institution, as defined in Section 6038D of the Code. The new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so. U.S. Holders should consult their own tax advisors regarding the application of the new law in their particular circumstances.

Transfer of ADSs

No U.K. stamp duty will be payable on a written instrument transferring an ADS or on a written agreement to transfer an ADS provided that the instrument of transfer or the agreement to transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to U.K. stamp duty at the rate of 0.5% of the value of the consideration given in connection with the transfer.

No SDRT will be payable in respect of an agreement to transfer an ADS.

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

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of ten (10) Ordinary Shares deposited with State Street Bank & Trust Company, having its principal office at 525 Ferry Road, Crewe Toll, Edinburgh, EH5 2AW Scotland, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

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

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

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

(a) Disclosure Controls and Procedures

Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 20-F, have concluded that, based on such evaluation, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013, based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2013.

(c) Attestation Report of Registered Public Accounting Firm

Not Applicable.

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Allan Shaw is the audit committee financial expert.

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

Item 16C.	Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2012	2013
Services Rendered	(in thousands of US dollars)
Audit (1)	$110	$154
Audit related services (2)	$—	$-
Tax (3)	—	—
Total	$110	$154

(1)	Audit of the consolidated financial statements, audit of statutory financial statements, interim review procedures and the review of documents filed with the SEC.
(2)	Audit related services relate to work regarding a public listing or offering.
(3)	Tax fees relate to tax compliance, planning and advice.

Pre-Approval policies and procedures

The Audit Committee recognizes it is important that the independence of the external auditors, real or perceived, is not impaired through the provision of non-audit services. To ensure the independence and objectivity of the external auditors, all service are pre- approved by the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

We rely on a provision in Nasdaq's Listed Company Manual that allows us to follow English corporate law and the Companies Act 2006 with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

In accordance with English corporate law and the Companies Act 2006 and practice and subject to the exemption set forth in Rule 5615 of the Marketplace Rules of the Nasdaq Stock Market, we follow the provisions of the Companies Act, rather than the Marketplace Rules of the Nasdaq Stock Market, with respect to the following requirements:

•	Independent Director Oversight of Director Nominations which requires independent director involvement in the selection of director nominees, by having a Nominations Committee comprised solely of independent directors, and

•	Company By-Laws providing for a quorum of at least 33 1/3 percent of the outstanding shares of the Company's common voting stock.

As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the above requirements.

In accordance with our Nasdaq listing, our Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to Nasdaq-listed U.S. companies. Because we are a foreign private issuer, however, our Audit Committee is not subject to additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the Audit Committee are "independent," using more stringent criteria than those applicable to us as a foreign private issuer.

Item 16H.	Mine Safety Disclosures

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

Item 18.	FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report. See page F-1.

Item 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Exhibit Description

2.1*	Celsus Therapeutics PLC, Memorandum of Association

2.2§§	Celsus Therapeutics PLC, New Articles of Association

4.1##	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder

4.2§§§	Amendment to Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder

4.3##	Form of American Depositary Receipt; the Form is Exhibit A of the Form of Amendment to the Deposit Agreement

4.4**	Form of April 2012 Warrant

4.5##	Form of Warrant dated November 30, 2012

4.6#	Form of Series A Warrant dated January 17, January 31 and February 28, 2013

4.7#	Form of Series B Warrant dated January 17, 2013

4.8#	Form of Series C Warrant dated January 17, 2013

4.9#	Form of Series GSS Warrant dated January 17, January 31 and February 28, 2013

4.10*	Exclusive License Agreement, dated as of November 27, 2002, by and between Celsus Biopharmaceuticals, Inc. and Yissum Research Development Company of the Hebrew University of Jerusalem

4.11*	Extension Agreement for Rendering of Services, dated as of June 20, 2006, by and between the Registrant and Yissum Research Development Company of the Hebrew University of Jerusalem

4.12*	Second Extension Agreement for Rendering of Services, dated as of December 19, 2006, by and betweenthe Registrant and Yissum Research Development Company of the Hebrew University of Jerusalem

4.13*	Third Extension Agreement for Rendering of Services, dated as of June 17, 2007, by and between the Registrant and Yissum Research Development Company of the Hebrew University of Jerusalem

4.14*	Fourth Extension Agreement for Rendering of Services, dated as of May 6, 2008, by and between the Registrant and Yissum Research Development Company of the Hebrew University of Jerusalem

4.15*	Fifth Extension Agreement for Rendering of Services, dated as of February 22, 2011, by and between the Registrant and Yissum Research Development Company of the Hebrew University of Jerusalem

4.16**	Director Agreement, dated as of June 16, 2005, between the Registrant and Gilead Raday

4.17**	Amendment to Director Agreement, dated as of March 14, 2007, between the Registrant and Gilead Raday

4.18**	Chairman Agreement, dated as of February 18, 2005, between the Registrant and Mark Cohen

4.19**	Director Agreement, dated as of August 28, 2007, between the Registrant and Dr. Johnson Lau

4.20**	Director Agreement, dated as of August 28, 2007, between the Registrant and Dr. David Sidransky

4.21**	Director Agreement, dated as of February 21, 2005 between the Registrant and Prof. Saul Yedgar

4.22*	Amendment to Director Agreement, dated as of March 14, 2007, between the Registrant and Prof. Saul Yedgar

4.23*	Employment Agreement, dated as of January 11, 2012, between Dov Elefant and the Registrant

4.24§§	Employment Agreement, dated as of October 23, 2013, between Dr. Pablo Jimenez and the Registrant

4.25*	Amended and Restated 2007 Stock Option Plan, dated April 26, 2012

4.26*	Second Amendment to Amended and Restated 2007 Stock Option Plan, dated June 20, 2012

4.27**	Securities Purchase Agreement dated April 3, 2012 by and between Registrant and the buyers listed on the Schedule of Buyers

4.28**	Sub-License Agreement dated February 1, 2005

4.29###	Form of Securities Purchase Agreement dated November 30, 2012 by and among Registrant and the buyers signatory thereto

4.30###	Registration Rights Agreement dated November 30, 2012 by and among Registrant and the Buyers signatory thereto

4.31#	Form of Securities Purchase Agreement dated January 17, January 31 and February 28, 2013, by and among Registrant and the buyers signatory thereto

4.32#	Registration Rights Agreement dated January 17, January 31 and February 28, 2013, by and among the Registrant and the Buyers signatory thereto

4.33#	Employment Agreement, dated as of March 4, 2013, between Gur Roshwalb, M.D. and the Registrant

4.34#	Form of Financing Subscription Agreement between the Registrant and Mark Cohen (including Form of Warrant) dated December 30, 2012

4.35#	Form of Financing Subscription Agreement between the Registrant and Mark Cohen (including Form of Warrant) dated January 31, 2013

4.36#	Form of Financing Subscription Agreement between the Registrant and Saul Yedgar (including Form of Warrant) dated April 3, 2013

4.37§	Form of Securities Purchase Agreement, dated as of September 19, 2013, by and among the Registrant and the purchasers named therein

4.38§	Form of Registration Rights Agreement, dated as of September 19, 2013, by and among the Registrant and the purchasers named therein

4.39**	Consulting Agreement, dated as of February 21, 2005, between the Registrant and Prof. Saul Yedgar

4.40**	Employment Agreement, dated as of May 25, 2011, between the Registrant and Prof. Saul Yedgar

8.1*	List of subsidiaries

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of independent registered public accounting firm for the Registrant

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Schema Linkbase Document

101.CAL	XBRL Taxonomy Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Labels Linkbase Document

101.PRE	XBRL Taxonomy Presentation Linkbase Document

*	Incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form 20-F (No. 000-54749) filed on June 28, 2012.

**	Incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form 20-F/A (No. 000-54749) filed on August 8, 2012.

***	Incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form 20-F/A (No. 000-54749) filed on September 27, 2012.

##	Incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-6 (No. 333-185197) filed on November 30, 2012.

###	Incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-1 (No. 333-185247) filed on December 3, 2012.

#	Incorporated by reference to the exhibit previously filed with the Registrant’s Post-Effective Amendment on Registration Statement on Form F-1 (No. 333-185247) filed on March 22, 2013.

§	Incorporated by reference to the exhibit previously filed with the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on October 24, 2013.

§§	Incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-1 (No. 333-191880) filed on October 24, 2013.

§§§	Incorporated by reference to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (No. 333-185197) filed on December 24, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Celsus Therapeutics PLC

By:	/s/ Gur Roshwalb
	Name:	Gur Roshwalb
	Title:	Chief Executive Officer

Date:  March 24, 2014

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 – F-4

Consolidated Statements of Comprehensive Loss	F-5

Consolidated Statements of Changes in Shareholders' Equity (Deficiency)	F-6 – F-8

Consolidated Statements of Cash Flows	F-9

Notes to Consolidated Financial Statements	F-10 – F-34

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

We have audited the accompanying consolidated balance sheets of Celsus Therapeutics Plc. (formerly Morria Biopharmaceuticals PLC.) (a development stage company) (the "Company") and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statement of comprehensive loss, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their comprehensive loss and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 24, 2014	A Member of Ernst & Young Global

F-2

CELSUS THERAPEUTICS PLC.

(Formerly: Morria Biopharmaceuticals Plc.)

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,657	$1,104
Accounts receivable and prepaid expenses	175	14

Total current assets	7,832	1,118

PROPERTY AND EQUIPMENT, NET	-	2

Total assets	$7,832	$1,120

The accompanying notes are an integral part of the consolidated financial statements.

CELSUS THERAPEUTICS PLC.

(Formerly: Morria Biopharmaceuticals Plc.)

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2013	2012
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$652	$1,697
Other accounts payable	579	1,255
Short-term convertible notes	-	898

Total current liabilities	1,231	3,850

LONG-TERM LIABILITIES:
Liability related to stock options and warrants	787	630

Total long-term liabilities	787	630

SHAREHOLDERS' EQUITY (DEFICIENCY):
Ordinary shares of £ 0.01 par value -
Authorized: 49,800,000 shares at December 31, 2013 and 2012; Issued and outstanding: 40,227,953 and 13,369,809 shares at December 31, 2013 and 2012, respectively	675	245
Additional paid-in capital	25,681	13,199
Receipts on account of shares	-	118
Deficit accumulated during the development stage	(20,542)	(16,922)

Total shareholders' equity (deficiency)	5,814	(3,360)

Total liabilities and shareholders' equity	$7,832	$1,120

The accompanying notes are an integral part of the consolidated financial statements.

CELSUS THERAPEUTICS PLC.

(Formerly: Morria Biopharmaceuticals Plc.)

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,			Period from October 7, 2004 (date of inception) to December 31,
	2013	2012	2011	2013
				(Unaudited)

Research and development expenses	$1,276	$1,483	$841	$7,116
General and administrative expenses	2,330	2,184	1,406	10,169

Operating loss	3,606	3,667	2,247	17,285
Financial expense (income), net	14	601	(128)	3,224

Net loss	$3,620	$4,268	$2,119	$20,509

Deemed dividend related to warrants modification	-	33	-	33

Net loss attributable to holders of ordinary shares	$3,620	$4,301	$2,119	$20,542

Net basic and diluted loss per share	$(0.17)	$(0.35)	$(0.18)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	21,075,065	12,458,874	11,920,562

The accompanying notes are an integral part of the consolidated financial statements.

CELSUS THERAPEUTICS PLC.

(Formerly: Morria Biopharmaceuticals Plc.)

(A Development Stage Company)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Additional paid in	Receipts on account	Deficit accumulated during the development
	Number	Amount	capital	shares	stage	Total

Balance as of October 7, 2004 (date of inception)	-	$-	$-	$-	$-	$-

Issuance of shares ($ 0.02-$ 1.13 per share)	9,977,700	187	3,406	-	-	3,593
Share based compensation	-	-	119	-	-	119
Net loss	-	-	-	-	(2,479)	(2,479)

Balance as of December 31, 2005 (unaudited)	9,977,700	187	3,525	-	(2,479)	1,233

Share based compensation	-	-	69	-	-	69
Net loss	-	-	-	-	(1,769)	(1,769)

Balance as of December 31, 2006 (unaudited)	9,977,700	187	3,594	-	(4,248)	(467)

Waiver of related party shares	(1,070,000)	(22)	22	-	-	- *)
Issuance of share capital, net ($ 1.58 per share)	2,000,000	40	3,051	-	-	3,091
Share based compensation	-	-	448	-	-	448
Net loss	-	-	-	-	(3,132)	(3,132)

Balance as of December 31, 2007 (unaudited)	10,907,700	205	7,115	-	(7,380)	(60)

Issuance of share capital, net ($ 1.58-$ 1.59 per share)	42,996	1	68	-	-	69
Share based compensation	-	-	168	-	-	168
Net loss	-	-	-	-	(1,435)	(1,435)

Balance as of December 31, 2008 (unaudited)	10,950,696	206	7,351	-	(8,815)	(1,258)

Issuance of share capital, net ($ 1.16-$ 1.32 per share)	410,097	7	492	-	-	499
Share based compensation	-	-	70	-	-	70
Net loss	-	-	-	-	(1,012)	(1,012)

Balance as of December 31, 2009	11,360,793	213	7,913	-	(9,827)	(1,701)

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

CELSUS THERAPEUTICS PLC.

(Formerly: Morria Biopharmaceuticals Plc.)

(A Development Stage Company)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share and per share data)

	Ordinary shares			Additional paid in	Receipts on account	Deficit accumulated during the development
	Number	Amount		capital	shares	stage	Total

Balance as of December 31, 2009	11,360,793	213		7,913	-	(9,827)	(1,701)

Issuance of share capital, net ($ 1.43-$ 1.57 per share)	200,778	3		309	-	-	312
Receipt on account of shares	-	-		-	60	-	60
Net loss	-	-		-	-	(675)	(675)

Balance as of December 31, 2010	11,561,571	216		8,222	60	(10,502)	(2,004)
						-	-
Issuance of share capital, net ($ 1.63-$ 1.95 per share)	522,026	9		981	(60)	-	930
Exercise of stock options	15,000	-	*)	-	-	-	- *)
Share based compensation	-	-		140	-	-	140
Receipts on account of shares	-	-		-	75	-	75
Expiration of deferred shares and liability related to stock options	-	-		420	-	-	420
Directors fee waiver	-	-		73	-	-	73
Net loss	-	-		-	-	(2,119)	(2,119)

Balance as of December 31, 2011	12,098,597	225		9,836	75	(12,621)	(2,485)

Issuance of share capital, net ($ 1.32-$ 1.94 per share)	1,254,933	20		1,992	(75)	-	1,937
Share based compensation	-	-		450	-	-	450
Issuance of shares granted to service provider	16,279	-	*)	25	-	-	25
Expiration of deferred shares	-	-		128	-	-	128
Classification of warrants from liability to equity as a result of modification	-	-		35	-	-	35
Classification of warrants from liability to equity as a result of expiration of most favored nation terms	-	-		141	-	-	141
Conversion of trade payables into warrants	-	-		309	-	-	309
Beneficial conversion feature related to convertible notes	-	-		250	-	-	250
Receipts on account of shares					118		118
Deemed dividend related to warrants' modification	-	-		33	-	(33)	-
Net loss	-	-		-	-	(4,268)	(4,268)

Balance as of December 31, 2012	13,369,809	$245		$13,199	$118	$(16,922)	$(3,360)

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

CELSUS THERAPEUTICS PLC.

(Formerly: Morria Biopharmaceuticals Plc.)

(A Development Stage Company)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Additional paid in	Receipts on account	Deficit accumulated during the development
	Number	Amount	capital	shares	stage	Total

Balance as of December 31, 2012	13,369,809	$245	$13,199	$118	$(16,922)	$(3,360)

Issuance of share capital and warrants, net ($2.00)	853,150	14	1,160	(118)	-	1,056
Issuance of share capital, net ($ 0.57 per share)	21,958,302	352	11,265	-	-	11,617
Classification of warrants from liability to equity as a result of investors exercise of most favored nation terms	407,673	6	21	-	-	27
Issuance of shares due to price protection provision	3,639,019	58	(58)	-	-	-
Share based compensation	-	-	94	-	-	94
Net loss	-	-	-	-	(3,620)	(3,620)

Balance as of December 31, 2013	40,227,953	$675	$25,681	$-	$(20,542)	$5,814

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

CELSUS THERAPEUTICS PLC.

(Formerly: Morria Biopharmaceuticals Plc.)

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,			Period from October 7, 2004 (date of inception) to December 31,
	2013	2012	2011	2013
				(Unaudited)
Cash flows from operating activities:
Net loss	$(3,620)	$(4,268)	$(2,119)	$(20,509)
Adjustments to reconcile net loss to net cash used in operating activities:
Share based compensation and issuance of shares granted to service provider	94	514	140	1,622
Depreciation	2	2	-	10
Changes in values of deferred shares and liability related to stock options and warrants	(286)	(418)	(120)	(8)
Decrease (increase) in accounts receivable and prepaid expenses	(161)	7	4	(175)
Increase (decrease) in trade payables	(1,045)	627	612	965
Increase (decrease) in other accounts payable	(676)	394	475	648
Accrued interest expenses and issuance costs	242	1,008	-	1,250

Net cash used in operating activities	(5,450)	(2,134)	(1,008)	(16,197)

Cash flows from investing activities:
Purchase of property and equipment	-	-	-	(10)

Net cash used in investing activities	-	-	-	(10)

Cash flows from financing activities:
Proceeds from issuance of shares and warrants, net	13,103	2,224	930	23,821
Proceeds from issuance of convertible notes and warrants, net	-	890	-	890
Repayment of convertible notes	(1,100)			(1,100)
Receipts on account of shares	-	118	75	253

Net cash provided by financing activities	12,003	3,232	1,005	23,864

Increase (decrease) in cash and cash equivalents	6,553	1,098	(3)	7,657
Cash and cash equivalents at the beginning of the period	1,104	6	9	-

Cash and cash equivalents at the end of the period	$7,657	$1,104	$6	$7,657

Supplemental disclosure of non-cash investing and financing activities:
Expiration of deferred shares	$-	$128	$420	$548
Director fee waiver	$-	$-	$73	$73
Classification of warrants from liability to equity as a result of modification	$-	$35	$-	$35
Classification of warrants from liability to equity as a result of utilization and expiration of most favored nation terms	$27	$141	$-	$168
Purchase of property and equipment	$-	$4	$-	$4
Disposal of property and equipment	$3	$-	$-	$3
Conversion of trade payables into warrants	$-	$309	$-	$309

The accompanying notes are an integral part of the consolidated financial statements.

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Celsus Therapeutics PLC. (Formerly Morria Biopharmaceuticals Plc.) (the "Company") (a development stage company) was incorporated in Great Britain as a private limited company and commenced business operations on October 7, 2004. On February 15, 2005 the Company was registered as a non-traded public company under the laws of England and Wales. The Company is engaged in the development of ethical synthetic drugs for the treatment of severe chronic inflammatory conditions such as contact dermatitis, etc.

During 2013, the Company changed its corporate name to Celsus Therapeutics Plc.

In February 2013, the Company listed its securities on the Over-the-Counter Bulletin Board (the "OTCQB"). Subsequent to the balance sheet date, the Company up listed to the NASDAQ Capital Market (see Note 15a).

b.	On January 28, 2005 the Company acquired Morria Biopharmaceuticals Inc. (the "Subsidiary"), now Celsus Therapeutics Inc. The Subsidiary was the owner of the intellectual property rights in drugs which it develops under a license that was granted by Yissum, the research development company of the Hebrew University of Jerusalem Israel ("Yissum") on November 27, 2002, and in connection with which a sublicense agreement was signed between the Subsidiary and the Company on February 1, 2005 (for details about the license agreement and the sublicense agreement see Note 8).

c.	On March 22, 2011 the Company established an Israeli subsidiary, Morria Biopharma Ltd., which is wholly-owned by the Company. As of the date of the financial statements, this Israeli subsidiary is inactive.

d.	As of December 31, 2013, the Company has accumulated losses in the total amount of $ 20,542 and has negative cash flow from operating activity in 2013 in the total amount of $ 16,197.

There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities. If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of all of its products or may be required to delay part of the development programs.

The Company's inability to raise funds to carry its research and development activities will have severe negative impact on its ability to remain a viable company beyond June, 2015. The Company is addressing its liquidity issues by implementing initiatives to raise additional funds as well as other measures.

Subsequent to the balance sheet date, the Company raised capital and received gross proceeds of $ 9,200 (excluding approximately $ 1,100 of issuance costs) in consideration for the issuance of ordinary shares, as described in more detail in Note 15a.

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (cont.)

e.	The Company depends on third-party suppliers for the phospholipids and hyaluronic acid that is required for the production of its product candidates. The Company also does not have the ability to independently conduct clinical trials for its product candidates, and it relies on third parties such as contract research organizations, medical institutions, and clinical investigators to perform this function.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

a.	Use of estimates:

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

Most of the Company's costs and financing are in U.S. dollars ("Dollar"). The Company's management believes that the Dollar is the currency of the primary economic environment in which the Company and its subsidiaries have operated and expect to continue to operate in the foreseeable future. Therefore, the functional currency of the Company and its subsidiaries is the Dollar.

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

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

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

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the years ended December 31, 2013, 2012 and 2011, no impairment losses have been identified.

g.	Research and development costs:

Research and development expenses, consist of independent research and development costs of third parties services and license fees to third parties. All such costs are expensed as incurred.

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

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. As of December 31, 2013, 2012 and 2011, the Company does not hold provision for uncertain tax positions.

i.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents.

The Company's cash and cash equivalents are invested in deposits mainly in Dollar and British Pound with major international banks. Generally, these deposits may be redeemed upon demand and therefore bear minimal risk.

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

All outstanding stock options, deferred shares and warrants have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. The total number of shares related to outstanding stock options excluded from the calculations of diluted net loss per share was 2,256,690, 823,990 and 411,002 for the years ended December 31, 2013, 2012 and 2011, respectively. The total number of shares related to conversion rights of the deferred shares excluded from the calculations of diluted net loss per share was 0, 180,822 and 479,166 for the years ended December 31, 2013, 2012 and 2011, respectively. As of June 13, 2012 all of the deferred shares were expired. The total number of shares related to warrants excluded from the calculations of diluted net loss per share was 4,274,570 for the year ended December 31, 2013.

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

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

The Company selected the Black-Scholes-Merton ("Black-Scholes") option-pricing model as the most appropriate fair value method for its stock-option awards and values stock based on the market value of the underlying shares at the date of grant. The Company estimates the fair value of stock options granted with the following weighted-average assumptions for 2011, 2012 and 2013:

	December 31,
	2013	2012	2011

Risk-free interest rate	0.45%-1.75%	0.69%-1.78%	0.34%-3.52%
Expected volatility	67.4%-85.55%	78.9%89.99%	51.1%-87.7%
Expected life (in years)	3.7-6.25	4.5-10.0	0.5-8.1
Expected dividend yield	0%	0%	0%

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

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of the ordinary shares underlying the options, warrants and deferred shares until December 31, 2011, had been determined by the Company's management, based on the share price used in the equity financing rounds. Since December 31, 2011 the Company issued shares and warrants to new investors (see also Note 9). In order to determine the fair value of the ordinary shares since December 31, 2011, management used the assistance of an independent valuation firm. The Company applied the market approach taking into account actual equity transactions. Since the equity transactions included warrant coverage, the Company isolated the value of the common share by subtracting the value of the warrants through performing a circular iteration in the Black Scholes option-pricing model. Because there has been no public market for the Company's ordinary shares, management has determined fair value of the ordinary shares at the time of grant of options by considering a number of objective and subjective factors, including valuation of warrants issued by the Company. The fair value of the underlying ordinary shares shall be determined by management until such time as the Company's ordinary share is traded on an established stock exchange or national market system.

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

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

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

During the years ended December 31, 2013, 2012 and 2011, the Company recorded a net gain from derivatives transactions in the amount of $ 270, $ 419 and $ 120, respectively.

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

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2013	2012
Cost:
Computers, peripheral and scientific equipment	$9	$12
Office furniture and equipment	1	1

	10	13
Accumulated depreciation:
Computers, peripheral and scientific equipment	(9)	(10)
Office furniture and equipment	(1)	(1)

Depreciated cost	$-	$2

Depreciation expense for the years ended December 31, 2013 and 2012 was $ 2. In 2013 the Company disposed of property and equipment in amount of $ 3.

NOTE 4:-	ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2013	2012

Institutions	$6	$12
Prepaid expenses	169	2

	$175	$14

NOTE 5:-	OTHER ACCOUNTs PAYABLE

	December 31,
	2013	2012

Accrued expenses	$403	$896
Employees	176	359

	$579	$1,255

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	DEFERRED SHARES

a.	The holders of deferred shares shall not have any right other than the right to convert such shares into ordinary shares of £ 0.01 par value each upon the aforementioned events.

b.	In February 2005, the Company received a bridge loan from Capital Managers LLP ("CSS") (that was repaid in the course of 2005) in an amount of £ 200 thousand. In exchange for the loan, the Company issued to CSS 800,000 Ordinary shares of £ 0.01 par value each at a price of £ 1 per share and 400,000 Deferred A shares. The Deferred A shares entitle CSS the right to purchase 400,000 Ordinary shares, of £ 0.01 par value each, of the Company in one of the following: (i) during a period of 5 years, (ii) as part of a sale event involving the sale of all the Company's shares or (iii) upon the listing of the Company's shares for trade. The exercise price for a Deferred A share is £ 0.249.

c.	In February 2006, the Company issued 633,333 Deferred B shares of £ 0.001 par value each to CSS, for serving as broker for funds raisings. The Deferred B shares give CSS the right to purchase 633,333 Ordinary shares, of £ 0.01 par value each, of the Company in one of the following: (i) during a period of 5.25 years, (ii) as part of a sale event involving the sale of all the Company's shares or (iii) upon the listing of the Company's shares for trade. The exercise price for a Deferred B share is £ 0.59. As of December 31, 2011, the Deferred B shares have expired. The fair value of the Deferred B shares on the date of expiration in the amount of $ 394 was recorded to additional paid-in capital.

d.	In June 2007, the Company issued 400,000 Deferred C shares of £ 0.001 par value each to Capital Management LLP ("CSS"), for serving as broker for fund raisings. The Deferred C shares entitle CSS the right to purchase 400,000 Ordinary shares, of £ 0.01 par value each, of the Company in one of the following: (i) during a period of 5 years, (ii) as part of a sale event involving the sale of all the Company's shares or (iii) upon the listing of the Company's shares for trade. The exercise price for a Deferred C share is £ 0.79.

e.	As part of the issuance of Deferred C Shares, the Company repurchased 400,000 Deferred A shares of £ 0.001 par value each that were issued in 2005. The Deferred A shares were acquired at par value.

f.	The Company accounted for the deferred shares in accordance with ASC 718 and ASC 505-50. Since the exercise price of such deferred shares was denominated in a currency that is different from the Company's functional currency, the Company accounted for such deferred shares as a liability. The fair value of the deferred shares was estimated each cut-off date using the Black-Scholes options valuation model. The changes in fair value were recorded as financial expense (income).

g.	During the years ended December 31, 2013, 2012 and 2011 the Company recorded financial income related to revaluation of deferred shares in the amount of $ 0, $ 88 and $ 120.

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	DEFERRED SHARES (Cont.)

h.	As of June 13, 2012, the Deferred C shares have expired. The fair value of the Deferred C shares on the date of expiration in the amount of $ 128 was recorded to additional paid-in capital.

NOTE 7:-	Short-term convertible notes

On April 4, 2012, the Company completed a private placement under a securities purchase agreement, dated April 3, 2012 , by and among the Company and certain institutional accredited investors (the "April 2012 Financing"). As part of the April 2012 Financing, the Company sold an aggregate of $ 1,100 principal amount of convertible notes (the "Notes") and warrants to purchase an aggregate of 643,274 ordinary shares (the "Warrants"), for a total consideration of $ 1,000 . The related issuance expenses were $ 110. Each Note was convertible into shares at an initial conversion price of $ 1.71 per ordinary share. On January 2, 2013, the Company repaid the Notes in the amount of $ 1,100.

As part of the April 2012 Financing, the Company issued to the investors warrants (the "Warrants") to purchase an aggregate of 643,274 ordinary shares. The Warrants had an initial exercise price of $ 1.71 per share, exercisable for a term of 5 years, subject to adjustment. The exercise price of the Warrants is subject to standard anti-dilution adjustments. In addition, the exercise price is also subject to "full ratchet" anti-dilution adjustment, similar to the Notes. To the extent the Company enters into a fundamental transaction (as defined in the Warrants and which includes, without limitation, entering into a merger or consolidation with another entity, selling all or substantially all of the assets, or a person acquiring 50% of the Company's voting shares), the holders will have the option to require the Company to repurchase the Warrants from the investor at its Black-Scholes fair value. Consequently, the Company accounts for the Warrants as a liability according to the provisions of ASC 815, "Derivatives and Hedging - Contracts in Entity's Own Equity" ("ASC 815"). In connection with the September 2013 Financing (as defined in Note 9b), the exercise price of the Warrants was reduced to $ 0.57 and the number of Warrants was increased to 1,929,824 pursuant to the anti-dilution adjustments.

The Company applied ASC 470-20, "Debt with Conversion and Other Options" ("ASC 470-20"). In accordance with ASC 470-20, the Company first allocated the proceeds received to the detachable warrants, a freestanding liability instrument that is measured at fair value at each reporting date, based on their fair value, with subsequent changes in the fair values being recognized in the Company's statement of comprehensive loss as financial income or expense. The fair value of Warrants granted was valued by using the Black-Scholes call option pricing model.

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

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

The anti-dilution rights of the Warrants were calculated by using Black-Scholes put option model using the same parameters as the warrants call option. Fair values were estimated using the following assumptions (annualized percentages):

	December 31,	December 31,
	2013	2012

Dividend yield	0%	0%
Expected volatility	84.09%	79.61%
Risk-free interest	0.16%	0.16%
Expected life	1.08 years	1.08 years
Forfeiture rate	0%	0%

The initial fair value of the detachable warrant on April 4, 2012 was $ 750. On December 31, 2013 and 2012, the fair value of the detachable warrant was $424 and $ 402, respectively. The change in fair value in the amount of $ 22 was recorded as financial income in the Company's statement of comprehensive loss.

The conversion feature in the Notes was not defined as a derivative instrument according to ASC 815, since the Company's shares were not traded on the commitment date. The Company recorded the embedded beneficial conversion feature on the commitment date, in accordance with the guidelines of ASC 470-20. The beneficial conversion feature was measured by allocating a portion of the proceeds equal to the intrinsic value of the feature to additional paid-in-capital.

The intrinsic value of the feature was calculated on the commitment date using the effective conversion price which had resulted subsequent to the allocation of the proceeds between the Notes and warrants. On the commitment date, the Company recorded a beneficial conversion feature, in accordance with Statement of Accounting Standard Codification No. 470-20, in the amount of $ 250.

The discount on the Notes was amortized according to the effective interest rate method over the life of the Notes. During the year ended December 31, 2013, the Company recorded $ 202 financial expenses in respect to the amortization of the discount of the Notes.

The issuance expenses that were allocated to the Warrants are recorded as financial expenses and the issuance expenses that were allocated to the Notes are capitalized and reported as deferred financing costs. The deferred financing cost is amortized over the life of the Notes using the effective interest rate. Since the issuance expenses that were allocated to the Notes were insignificant, all of the issuance expenses in the amount of $ 110 were recorded as financial expenses.

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

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

The Company's registered address is located in Great Britain with minimum rental commitments of $ 0.6 plus VAT for each month. The Agreement commenced on February 1, 2010, and shall continue until it is terminated by either party giving the other three months' prior written notice. The Company's liability as of December 31, 2013 is approximately $ 2, to be paid during 2014.

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' EQUITY

a.	Composition of share capital:

	December 31, 2013		December 31, 2012
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Ordinary shares of £ 0.01 par value each	49,800,000	40,227,953	49,800,000	13,369,809
Deferred A shares of £ 0.001 par value	800,000	-	800,000	-
Deferred B shares of £ 0.001 par value	1,200,000	-	1,200,000	-
Deferred C shares of £ 0.001 par value	400,000	-	400,000	-

The Ordinary shares confer upon their holders the right to participate and vote in general shareholders meetings of the Company and to share in the distribution of dividends, if any, declared by the Company.

As for the deferred shares see Note 6.

b.	Shares and warrants issuances:

Since inception through December 31, 2010, the Company issued 11,561,571 ordinary shares of £ 0.01 par value each. The total proceeds amounted to $ 7,587 (unaudited).

In the months January through September 2012, the Company issued 519,712 of ordinary shares, £ 0.01 par value each, at prices of $ 1.72 - $ 2.25 per share, for total gross proceeds of approximately $ 944, net of $ 75 included in receipt on the account of shares as of January 1, 2012. The investors were also granted with warrants to purchase 893,414 ordinary shares, at exercise prices of $ 1.72 - $ 2.25. In April 2012, the Company modified 39,500 warrants that were issued to investors in January 2012 with an exercise price of $ 1 to a total of 79,000 warrants with an exercise price of $ 2. The Company accounted for these changes as modifications in accordance with ASC 718. The Company calculated the incremental value of these modifications and recorded deemed dividend in a total amount of $ 33 to additional paid-in capital.

On November 30, 2012, the Company completed a private placement under the November Purchase Agreement (the "November Purchase Agreement"), by and among the Company and certain investors (the "November 2012 Financing"). As part of the November 2012 Financing, the Company sold an aggregate of 751,500 Ordinary Shares at $ 2.00 per share for gross proceeds of $ 1,503 and 375,750 warrants to purchase an aggregate of 375,750 Ordinary Shares at an initial exercise price of $ 2.00 per share for a term of five years. The exercise price is subject to standard anti-dilution adjustments.

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

In addition, under the terms of the November Purchase Agreement, from the date each investor entered into the November Purchase Agreement until (i) the two year anniversary of the effective date of a registration statement or (ii) the date immediately following the 20 consecutive trading days wherein the trading volume for the Ordinary Shares or ADSs exceeds $ 100 per trading day, each investor may elect to exchange all of its shares and warrants for any such additional securities issued by the Company in a subsequent financing (as defined in the November Purchase Agreement), on the same terms and conditions as provided to the investors in a subsequent financing on a $ 1 for $ 1 basis, in lieu of cash consideration (the "Most Favored Nation Terms").

On January 17, 2013, the Company issued 67,500 of ordinary shares, £ 0.01 par value each, at a price of $ 2.00 per share, for total gross proceeds of $ 135 that were paid in December 2012. The investors were also granted with warrants to purchase 33,750 ordinary shares, at an exercise price of $ 2.00 and Most Favored Nation Terms.

On January 17, 2013, the Company completed a private placement, by and among the Company and certain investors (the "January 2013 Financing"). As part of the January 2013 Financing, the Company sold an aggregate of 405,500 ordinary shares at $2.00 per share and 202,750 Series A warrants, 375,000 Series B warrants and 187,500 Series C warrants to purchase an aggregate of 765,250 ordinary shares (the "January 2013 Warrants"), for gross proceed of $ 811.

Under the terms of the Agent Agreement (as defined in Note 9e5), the Company issued 43,035 Series A warrants with an exercise price of $ 2.00 per share and a contractual life of five years. The fair value of the warrants at the commitment date was $ 21. The Company also paid $ 70 in cash, for advisory and legal services in relation with the January 2013 Financing.

The exercise price of the January 2013 Warrants is $ 2.00. The Series A warrants and Series C warrants are exercisable for a term of five years and the Series B warrants are exercisable until April 2014. The vesting of the Series C warrants is dependent upon exercise of the Series B warrants. The Series C warrants shall become exercisable in proportion to the holder's exercise of the Series B warrant as compared with the total Series B warrants issued to such holder.

Under the January 2013 Financing, the Company also entered into a subsequent registration rights agreement with the investors pursuant to which the Company is required to file a registration statement to register the resale of up to 133% of the number of ordinary shares issued in the January 2013 Financing. The Company filed its registration statement on April 10, 2013 and it was declared effective by the SEC on April 16, 2013.

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

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

The exercise price of the January 2013 Warrants is subject to standard anti-dilution adjustments. The investors were also granted Most Favored Nation Terms. In addition, while the January 2013 Warrants are outstanding if the Company will issue warrants at an effective price per share which is lower than the exercise price of the January 2013 Warrants, the exercise price of the January 2013 Warrants shall be reduced to the lower share price in the subsequent financing. In addition, until their expirecy, the shares and the Series A warrants are also entitled to a price protection.

From January 31, 2013 through September 17, 2013, the Company completed several private placements by and among the Company and certain investors. As part of the financings, the Company sold an aggregate of 380,150 ordinary shares at $ 2.00 per share and 190,075 Series A warrants, for gross proceeds of $ 760. The warrants and the shares are eligible Most Favored Nation Terms and also to price protection. Under the terms of the Agent Agreement (as defined in Note 9e5), the Company issued 10,800 warrants with an exercise price of $ 2.00 per share and a contractual life of five years. The fair value of the warrants at the commitment date was $ 5. The value of the warrants as of September 30, 2013 was $ 4 and the change in value was recorded as financial expense.

In relation to the issuances of August 2012 financing through September 17, 2013 financings, the Company first allocated the proceeds to the detachable warrant, that due to the Most Favored Nation Terms and in accordance with ASC 815 is being considered a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company's statement of comprehensive loss as financial income or expense. The remaining proceeds were allocated to the shares and were recorded to equity. The issuance costs were allocated between the warrants and the shares in proportion to the allocation of the proceeds. The portion of the issuance costs that were allocated to the warrants was recorded as financial expense in the Company's statement of comprehensive loss. The portion of the issuance costs that were allocated to the shares was recorded to additional paid in capital.

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

The fair value of warrants granted was valued by using the Black-Scholes call option pricing model. The anti-dilution adjustments of Most Favored Nation Terms were calculated using Black-Scholes put option model since its similar to put options by providing a guaranteed price for an underlying instrument and offer insurance against dilution. The Company used different parameters for the warrants call option and the warrants put option since the expected life of the Most Favored Nation Terms was shorter than the expected life of the warrants. Fair values were estimated using the following assumptions for the warrants call option (range of annualized percentages):

	December 31,	December 31,
	2013	2012

Dividend yield	0%	0%
Expected volatility	85.45%	79.61%-86.31%
Risk-free interest	0.41%	0.12%-0.21%
Expected life	2.08 years	0.92-1.42 years

Fair values were estimated during 2013 and 2012 using the following assumptions for the warrants put option (range of annualized percentages):

	December 31,	December 31,
	2013	2012

Dividend yield	0%	0%
Expected volatility	87.69%	67%-83%
Risk-free interest	0.21%	0.11%-0.28%
Expected life	1.33 years	0.25-1.04 years

On September 24, 2013, the Company closed a securities purchase agreement with certain institutional accredited investors, pursuant to which it agreed to sell, in a private placement, an aggregate of 21,958,302 ordinary shares for an aggregate purchase price of $ 12,516 (the "September 2013 Financing"). The issuance costs in relation to the September 2013 Financing were $ 898.

As a result of the September 2013 Financing, several investors have utilized their rights for Most Favored Nations Terms provision and subsequently the Company issued 407,673 additional ordinary shares and an amount of 81,250 warrants expired. Additionally, due to the September 2013 Financing, and as a result of price protection provisions from investment agreements with previous investors, (i) an aggregate of 3,639,019 additional ordinary shares were issued to previous investors, and (ii) there will be an additional 1,259,092 ordinary shares issuable upon exercise of outstanding warrants since the exercise price of the warrants issued in the April 2012 purchase agreements with the Notes was reduced to $ 0.57 per share, in accordance with the anti-dilution provisions contained in the April 2012 purchase agreements.

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

As of December 31,2013 the Company had 5,659,717 shares which are entitled to Most Favored Nations Terms, of which 5,089,544 area also entitled to price protection (which would be triggered by a share issuance at less than $ 0.57 per share) and 1,291,950 warrants which are entitled to price protection (which would be triggered by a warrant issuance at less than $ 2.00 exercise price per share) and 1,929,824 warrants have full ratchet anti-dilution protection (which would be triggered by a warrant issuance at less than $ 0.57 exercise price per share).

c.	Share option plan:

In August 2007, the Company adopted the share option plan (the "Plan"). The number of shares that may be issued upon exercise of options under the plan shall not exceed 1,365,000 shares. In June 2013, the Plan was amended increasing the number of shares that may be issued by 2,500,000 to a total of 3,865,000. As of December 31, 2013, 1,608,310 ordinary shares are available for future issuance under the Plan.

The following is a summary of the Company's stock option activity related to employees and directors and related information for the period ended December 31, 2012 and 2013:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2012	360,527	$1.29
Changes during 2012:
Granted	410,000	$1.58

Options outstanding at December 31, 2012	770,527	$1.44	7.2	$169

Vested and expected to vest at December 31, 2012	770,527	$1.44	7.2	$169

Options exercisable at December 31, 2012	540,527	$1.38	6.3	$152

Outstanding at January 1, 2013	770,527	$1.44	7.2	$169
Changes during 2013:
Granted	1,570,000	$1.82
Expired	(137,300)	$1.51

Options outstanding at December 31, 2013	2,203,227	$1.71	8.6	$-

Vested and expected to vest at December 31, 2013	2,203,227	$1.71	8.6	$-

Options exercisable at December 31, 2013	633,227	$1.44	5.9	$-

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's stock price on December 31, 2013 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company's shares.

During the year ended December 31, 2013, the Company recorded $ 94 in share based compensation expenses. As of December 31, 2013, total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans was $ 362. That cost is expected to be recognized over a weighted-average period of 2.48 years.

d.	On January 18, 2005 and March 12, 2007, the chairman of the Company's board received warrants from the principle shareholder to purchase from it 50,700 and 152,000 Ordinary shares in consideration for par value of £ 0.01 and $ 1.55 per share, respectively. The options were fully vested and valid for 10 years from grant date. The benefit in respect of the options totaling $ 246 (unaudited) was included in the financial statements at grant date.

On March 1, 2011 the exercise price of 152,000 options granted on March 12, 2007 was adjusted to £ 0.01. The value of the benefit from the change in option terms (the difference between the options' value before the reduction in exercise price and the options' value after the reduction in exercise price) totaling $ 95, was recorded as an expense in 2011. The options' fair value as of March 1, 2011 was determined based on $ 1.63 share price, expected volatility of 86%, risk-free interest rate of 1.85%, expected dividend rate of 0%, and an expected life of 3 years.

e.	Options and warrants to service providers:

The options and warrants outstanding as of December 31, 2013 that were granted to the Company's service providers are as follows:

Grant date	Number of options	Exercise Price	Expiration date

August 28, 2007 (1)	20,475	1.29	August 28, 2017
May 27, 2009 (1)	30,000	1.56	May 27, 2019
February 12, 2012 (3)	309,492	2.00	February 12, 2017
April 26, 2012 (2)	90,000	2.00	March 19, 2017
June 27, 2012 (4)	2,988	1.75	June 21, 2022
November 30, 2012 (5)	90,180	2.00	November 30, 2017
	543,135

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

1.	In 2007 and 2009, the Company granted 20,475 and 30,000 fully vested options, respectively, to the pre-clinical development consultant. The fair value of the options was $ 29 (unaudited) and $ 33, respectively. Since the exercise price of such options is denominated in a currency that is different from the Company's functional currency, the Company accounts for such options as a liability. The fair value of the options was estimated each cut-off date using the Black-Scholes options valuation model.

The changes in fair value were recorded as financial expense (income). The Company recorded financial income in the amount of $ 20 and $ 3 for the years ended December 31, 2013 and 2012, respectively.

In 2012, the Company increased and changed the denominated currency of the exercise price of the options that were issued in 2009 from £ 0.8 to $ 1.56 resulting in the options being reclassified from a liability to equity. The Company accounted for this change as a modification in accordance with ASC 718.

The Company calculated the incremental value of this modification. Since there was no incremental value, the Company only reclassified the related liability in the amount of $ 35 to additional paid-in capital.

2.	In 2011, the Company granted 35,000 fully vested warrants to an independent contractor (the "Finder") under a consulting agreement that was signed in 2011 ("2011 Consulting Agreement"). The exercise price was $ 1 and the contractual life is five years. The fair value of the warrants in the amount of $ 45 was recorded to additional paid-in capital. In the months January and February 2012, the Company granted additional 10,000 fully vested warrants to the Finder under the 2011 Consulting Agreement. The exercise price was $ 1 per share and the contractual life is five years. The fair value of the warrants in the amount of $ 12 was recorded to additional paid-in capital.

In April 2012, the Company modified the amount of warrants that were granted to the Finder from a total of 45,000 warrants to 90,000 warrants and also modified the exercise price from $ 1 to $ 2. The Company accounted for these changes as modifications in accordance with ASC 718. The Company calculated the incremental value of these modifications and recorded compensation cost in a total amount of $ 38 to additional paid-in capital.

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

On February 29, 2012, the Company entered into an agreement with the Finder, for the purpose of introducing the Company to potential investors ("Finder's Agreement"). In the event that during the term of this agreement, an approved investor will consummate a cash investment, then the Finder shall be entitled to (i) a cash payment in an amount equal to 7% of the amount invested; and (ii) that number of ordinary shares of the Company issuable for a cash investment equal to 7% of the investment amount based upon the price per share pursuant to which the approved investor participated; less consulting consideration otherwise paid or payable to the Finder pursuant to a new consulting agreement that was signed in 2012 (the "2012 Consulting Agreement").

Between March through June 2012, the Company committed to grant an additional 20,000 fully vested warrants to the Finder under the 2012 Consulting Agreement (the "Finder's Warrants"). The exercise price was $ 2 per share and the contractual life is five years. Pursuant to the terms of the Finder's Agreement, in September 2012, the Company issued, 16,279 ordinary shares, £ 0.01 par value each, and is obligated to pay $ 28 in cash, in relation with the August 2012 financing (the "August Finder's Fee"), since the consulting fees pursuant to 2012 Consulting Agreement were lower than August Finder's Fee. The Company recorded an amount of $ 52 of stock-based compensation expenses in the statement of comprehensive loss during the year ended December 31, 2012. After the August 2012 financing, the 2012 Consulting Agreement was terminated.

3.	On February 12, 2012, the Company settled part of an outstanding debt to a related party by issuance of fully vested warrants to purchase 309,492 ordinary shares, £ 0.01 par value each. See also Note 13.

4.	On June 27, 2012, the Company granted 2,988 options which shall vest on December 27, 2012. The Company recorded compensation expense in the amount of $ 2 in the statement of comprehensive loss during the year ended December 31, 2012.

5.	On August 23, 2012, the Company entered into an agreement with an agent (the "Agent") to advise the Company on a private placement offering and as a contact with potential financing sources for the Company (the "Agent Agreement"). The Company agreed to pay the Agent a cash transaction fee in the amount of between 7% - 8% of the amount of the financing; and warrants equal to 7% - 8% of the stock and warrants issued in the financing at an exercise price equal to the investor's warrant exercise price. The consideration that is paid to the Agent is treated as issuance expenses. Pursuant to the terms of the Agent Agreement, the Company issued 90,180 warrants and paid $ 120 in cash, for advisory services in relation with the November 2012 Financing.

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

f.	Share-based payments:

The share based expense recognized in the financial statements for services received from employees and non-employees is shown in the following table:

	Year ended December 31,
	2013	2012	2011

Research and development	$(18)	$(2)	$-
General and administrative expenses	92	469	140
Financial (income), net		(82)	(120)

	$74	$385	$20

NOTE 10:-	TAXES ON INCOME

a.	Tax rates:

The Company is incorporated in Great Britain. The corporate tax rate applying to a company that is incorporated in Great Britain at 31 December 2013 is 23.25%, reduced from 24.5% from 1 April 2012. For companies with taxable income of less than £ 300,000 and having no related companies the corporate tax rate is 20%.

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

The Company has final tax assessment in Great Britain through 2011. The Subsidiary has not been issued final tax assessments since its establishment.

c.	Net operating losses carryforward:

As of December 31, 2013, the Company's net operating losses carryforward for tax purposes in Great Britain amounted to approximately $ 9,400. These net operating losses may be carried forward indefinitely and may be offset against future taxable income. The Company expects that during the period in which these tax losses are utilized its income will be substantially tax-exempt.

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME (Cont.)

The Subsidiary is subject to U.S. income taxes. As of December 31, 2013, the Subsidiary has net operating loss carry-forward for federal income tax purposes of approximately $ 54 which expires in the years 2018-2029. The Subsidiary also has net operating loss carry-forward for state income tax purposes of approximately $ 54 which expires in the years 2018-2029. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

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

e.	The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes relating to accumulated net operating losses carried forward due to the uncertainty of the realization of such deferred taxes.

NOTE 11:-	FAIR VALUE MEASURMENTS

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

The Company considers an active market to be one in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis, and views an inactive market as one in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers. Since the quoted market value of the Company’s Ordinary shares was based on a sporadically traded stock with little or no volume, the Company's management determined the Company's share price fair value based on ASC 820 Fair Value Measurement using the market approach assisted by a third party specialist.

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	FAIR VALUE MEASURMENTS (Cont.)

The Company isolated the value of the warrants and anti dilution rights from the ordinary share value, in order to determine the stand-alone fair value of the ordinary shares. For this purpose it was necessary to calculate the fair value of the warrants, including its anti dilution rights. This was performed by calculating numerous iterations in the Black & Scholes option pricing model. Consequently, the Company used the estimated share price fair value in the underlying assumptions of the computation of the fair value of the liability related to stock based compensation and warrants. As of December 31, 2013 and 2012, the fair value liability related to stock based compensation and warrants using input type Level 3 were $ 787 and $ 630, respectively.

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

Fair value measurements using significant unobservable inputs (Level 3):

Balance at December 31, 2011	$276

Changes in values of deferred shares and liability related to stock option and warrants	(418)
Expiration of deferred shares	(128)
Fair value of warrants at issuance date	1,076
Classification of liability award to equity as a result of expiration of the Most Favored Nation Terms (See Note 9b)	(141)
Classification of liability award to equity as a result of modification	(35)

Balance at December 31, 2012	$630

Fair value of warrants at issuance date	471
Classification of warrants from liability to equity as result of investors exercise of the Most Favored Nation Terms (See Note 9b)	(28)
Changes in values of liability related to stock option and warrants	(286)

Balance at December 31, 2013	$787

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	RELATED PARTIES

a.	The Chairman of the Company's board of directors is a senior partner in the law firm which represents the Company in intellectual property and commercial matters (the "Service Provider"). The Service Provider charges the Company for services it renders on an hourly basis. The trade payable balances were $ 330 and $ 718, respectively as of December 31, 2013 and 2012 and transactions with Service Provider charged to general and administrative expense were $ 555, $ 365 and $ 413, respectively as of December 31, 2013, 2012 and 2011.

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

c.	According to an agreement signed in 2004, a retainer fee of £ 1.5 per quarter should be paid to one of the Company's former directors for financial advisory services (the "Advisory Agreement"). As of December 31, 2013 and 2012, the Company has an outstanding liability in the amount of $ 0 and $ 49, respectively for such services.

d.	As part of an agreement of the Company with one of its members of the board of directors signed in May 2011, the Company recorded an expense amounting to $ 66 in 2013 for services provided by the director in his position as Chief Scientific Officer. During December 2013 the director resigned as Chief Scientific Officer and the $ 66 was subsequently paid in January 2014.

CELSUS THERAPEUTICS PLC.

(FORMERLY MORRIA BIOPHARMACEUTICALS PLC.)

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	FINANCIAL EXPENSES (INCOME), NET

	Year ended December 31,
	2013	2012	2011
Financial expenses:
Interest expense due to amortization of convertible notes	$202	$898	$-
Issuance expenses	40	137	-
Exchange rate	35	-	-
Other	7	6	9

	284	1,041	9

Financial income:
Changes in values of deferred shares and liability related to warrants	(270)	(418)	(120)
Exchange rate	-	(22)	(17)

	(270)	(440)	(137)

	$14	$601	$(128)

NOTE 14:-	SUBSEQUENT EVENTS

a.	On February 5, 2014, Celsus Therapeutics Plc (the “Company”) announced the closing of its public offering of 1,533,333 American Depository Shares (“ADSs”) on the NASDAQ Capital Market at a price of $ 6.00 per ADS. Each ADS represents 10 Ordinary Shares. The final number of ADSs includes the full exercise by the underwriter of its option to purchase 200,000 additional ADSs. Each ADS represents ten of the Company’s ordinary shares. The gross proceeds from this offering, including from the exercise of the over-allotment option, before underwriting discounts and commissions and other offering expenses of approximately $ 1,100, were approximately $ 9,200. Celsus’s ADSs are listed on the NASDAQ Capital Market under the trading symbol "CLTX" and began trading there on January 31, 2014. In connection with its listing on the NASDAQ Capital Market, the ADSs ceased trading on the OTCQB on January 30, 2014.

b.	On February 5, 2014, the Company granted 275,000 stock options to members of the board of directors at an exercise price of $ 0.75 per share. In addition, the Company granted 300,000 stock options, to employees at an exercise price of $ 0.75 per share. The options contractual term is 10 years and shall vest and become exercisable between May 31, 2014 and October 21, 2017.

- - - - - - - - - - - - - - - - - - -

