Form 20-F/A
period 2013-12-31
Celsus Therapeutics Plc.
filed 2014-04-07
CIK 1541157

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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

☐  Yes       ☒  No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A is being filed by Celsus Therapeutics PLC to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2013, originally filed with the Securities and Exchange Commission on March 24, 2014 (“2013 Form 20-F”), to include Exhibit 15.1 (Consent of independent registered public accounting firm), which was inadvertently omitted from the original filing.

This Form 20-F/A consists of a cover page, this explanatory note, the signature page and Exhibit 15.1.  Except as provided above, no other changes have been made to the 2013 Form 20-F. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate any information received or reflect any events that have occurred after the 2013 Form 20-F was filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Celsus Therapeutics PLC

By:	/s/ Gur Roshwalb
	Name:	Gur Roshwalb
	Title:	Chief Executive Officer

Date:  April 7, 2014