Form 20-F
period 2017-12-31
Akari Therapeutics Plc
filed 2018-07-18
CIK 1541157

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

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

75/76 Wimpole Street London W1G 9RT United Kingdom
(Address of principal executive offices)

Clive Richardson Interim Chief Executive Officer 75/76 Wimpole Street London W1G 9RT United Kingdom Telephone +44 20 8004 0270
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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,525,693,393 Ordinary Shares, £0.01 par value per share

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

☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Ϯ The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐  Yes      ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐  Yes      ☐  No

INTRODUCTION

Unless the context otherwise requires, all references to “Akari,” “we,” “us,” “our,” the “Company” and similar designations refer to Akari Therapeutics, PLC and its subsidiaries.

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

Such risks and uncertainties include, but are not limited to:

•	our needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

•	our ability to continue as a going concern;

•	uncertainties of cash flows and inability to meet working capital needs;

•	an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures;

•	our ability to obtain orphan drug designation in additional indications;

•	risks inherent in drug development in general;

•	uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom;

•	difficulties enrolling patients in our clinical trials;

•	failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market;

•	inability to develop new product candidates and support existing product candidates;

•	the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market;

•	risks resulting from unforeseen side effects;

•	risk that the market for Coversin may not be as large as expected;

•	risks associated with the departure of our former Chief Executive Officers and other executive officers;

•	risks relating to material weaknesses in our internal controls over financial reporting and risks relating to the ineffectiveness of our disclosure controls and procedures;

•	risks associated with the putative shareholder class action and the SEC investigation;

•	inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation;

•	inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities;

•	the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; and

•	unexpected cost increases and pricing pressures.

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

The following selected financial data should be read in conjunction with “Item 5 Operating and Financial Review and Prospects” and the Financial Statements and Notes thereto included elsewhere in this Annual Report. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety thereby.

We have derived the balance sheet data as of December 31, 2017 and 2016 and the consolidated statement of operations data for the years ended December 31, 2017, 2016 and 2015 from our audited financial statements included elsewhere in this Annual Report. We have derived the balance sheet data as of December 31, 2015 and 2014 and the consolidated statement of operations data for the year ended December 31, 2014 from our audited financial statements not included in this Annual Report. Selected financial data as of, and for the year ended, December 31, 2013 has been omitted from this Annual Report because it cannot be made available without unreasonable effort and expense. Our financial statements have been prepared in accordance with US GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in Item 5 “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report.

BALANCE SHEET DATA	As of December 31,
(In United States Dollars)	2017	2016	2015	2014

Total current assets	$28,813,086	$45,633,781	$69,658,487	$3,335,249
Total assets	29,050,343	45,873,678	69,893,562	3,394,666
Total current liabilities	11,848,369	11,714,768	21,124,968	1,171,368
Total liabilities	11,896,372	11,771,128	21,174,037	1,171,368
Capital stock	22,927,534	18,340,894	18,340,894	11,210,804
Shareholders’ equity	17,153,971	34,102,550	48,719,525	2,223,298

STATEMENT OF OPERATIONS DATA (In United States Dollars)	For the Year Ended December 31,
except for per share data)	2017	2016	2015	2014

Research and development	$23,285,279	$17,306,001	$5,799,076	$1,616,204
General and administrative	11,798,910	9,940,557	5,502,214	303,095
Litigation settlement loss	2,700,000	-	-	-
Excess Consideration	-	-	19,293,280	-
Total operating expenses	37,784,189	27,246,558	30,584,570	1,919,299
Other expense (income)	(2,384,932)	(9,105,561)	14,732,962	28,254
Net loss	(35,399,257)	(18,140,997)	(45,317,532)	(1,947,553)
Net basic and diluted loss per share	$(0.03)	$(0.02)	$(0.05)	$(0.02)
Weighted average number of Ordinary Shares	1,247,293,388	1,177,693,383	852,088,530	85,515,588

OTHER FINANCIAL DATA	For the Year Ended December 31,
(In United States Dollars)	2017	2016	2015	2014

Net cash used in operating activities	$(31,598,708)	$(24,624,535)	$(4,965,583)	$(1,476,824)
Net cash provided by (used in) financial activities	9,985,078	(10,066,632)	1,391,798	-
Net cash provided by financial activities	15,671,881	-	69,044,419	4,235,376

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We do not expect to generate revenue or profitability that is necessary to finance our operations in the short term. We incurred net losses of $35,399,257 and $18,140,997 for the years ended December 31, 2017 and 2016, respectively. In addition, our accumulated deficit as of December 31, 2017 and 2016 was $110,336,867 and $74,937,610, respectively. Losses have principally resulted from costs incurred for manufacturing, clinical trial and preclinical activities and general and administrative expenses. We have funded our operations primarily through the private placement and public offering of equity securities. As of December 31, 2017, we had cash and cash equivalents of $28,106,671.

To date, we have not commercialized any products or generated any revenues from the sale of products, and absent the realization of sufficient revenues from product sales, we may never attain profitability in the future. We expect to incur significant losses for the foreseeable future as we continue to conduct research and development, clinical testing, regulatory compliance activities and, if Coversin or other future product candidates receive regulatory approval, sales and marketing activities.

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

The report of our independent registered public accounting firm on our financial statements for the period ended December 31, 2017, includes an explanatory paragraph raising substantial doubt about our ability to continue as a going concern as a result of our recurring losses from operations and net capital deficiency. Our future is dependent upon our ability to obtain financing in the future. This opinion could materially limit our ability to raise funds. If we fail to raise sufficient capital when needed, we will not be able to complete our business plan. As a result we may have to liquidate our business and you may lose your investment in our ADSs.

We will require additional capital to fund our operations, and if we are unable to obtain such capital, we will be unable to successfully develop and commercialize any product candidates.

As of December 31, 2017, we had cash and cash equivalents of $28,106,671. We will require additional capital in order to develop and commercialize our current product candidates or any product candidates that we acquire, if any. There can be no assurance that additional funds will be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may be required to terminate or delay development for one or more of our product candidates.

The amount and timing of any expenditure needed will depend on numerous factors, some of which are outside our control, including:

•	the type, number, scope, progress, expansion costs, results of and timing of our ongoing or future clinical trials or the need for additional clinical trials of Coversin for paroxysmal nocturnal hemoglobinuria, or PNH, atypical Hemolytic Uremic Syndrome, or aHUS, or any other indications or product candidates which we are pursuing or may choose to pursue in the future;

•	the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;

•	the costs and timing of obtaining or maintaining manufacturing for Coversin for PNH, aHUS, or any other indications or product candidates, including commercial manufacturing if any product candidate is approved;

•	the costs and timing of establishing sales marketing, and reimbursement capabilities and enhanced internal controls over financial reporting;

•	the terms and timing of establishing and maintaining collaborations, license agreements and other partnerships;

•	costs associated with any new product candidates that we may develop, in-license or acquire;

•	the effect of competing technological and market developments; and

•	the costs associated with being a public company.

We have not sold any products, and we do not expect to sell or derive revenue from any product sales for the foreseeable future. We may seek additional funding through future debt and equity financing, as well as potential additional collaborations or strategic partnerships with other companies or through non-dilutive financings. Additional funding may not be available to us on acceptable terms or at all. General market conditions may make it very difficult for us to seek financing from the capital markets and our putative class action litigation and SEC investigation could impact the availability or cost of future financings. We may be required to relinquish rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us, in order to raise additional funds through alliance, joint venture or licensing arrangements. In addition, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional shares by us, or the possibility of such issuance, may cause the market price of our shares to decline.

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

To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution.  In any financing transaction, we may sell ordinary shares or ADSs, convertible securities or other equity securities. If we sell ordinary shares or ADSs, convertible securities or other equity securities, our shareholders’ investment in our ordinary shares or ADSs will be diluted. These sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders.

Risks Related to the Clinical Development and Regulatory Approval of Our Product Candidates

Our business depends on the success of Coversin, which is still under development. If we are unable to obtain regulatory approval for or successfully commercialize Coversin, our business will be materially harmed.

Coversin has been the sole focus of our product development. Successful continued development and ultimate regulatory approval of Coversin for at least one autoimmune disease including PNH or aHUS and others, is critical to the future success of our business. We have invested, and will continue to invest, a significant portion of our time and financial resources in the development of Coversin. We will need to raise sufficient funds for, and successfully enroll and complete, our ongoing clinical development program for Coversin in PNH and aHUS and for our planned clinical development program for Coversin in other indications. The future regulatory and commercial success of this product candidate is subject to a number of risks, including the following:

•	we may not have sufficient financial and other resources to complete the necessary clinical trials for Coversin;

•	we may not be able to obtain adequate evidence of efficacy and safety for Coversin;

•	we do not know the degree to which Coversin will be accepted as a therapy, even if approved;

•	in our clinical programs, we may experience difficulty in enrollment, variability in patients, adjustments to clinical trial procedures and the need for additional clinical trial sites, which could delay our clinical trial progress;

•	our reliance on a sole manufacturer to supply the drug product formulation of Coversin that is being used in our clinical trials;

•	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA, EMA or comparable foreign regulatory bodies for marketing approval;

•	patients in our clinical trials may die or suffer other adverse effects for reasons that may or may not be related to Coversin, which could delay or prevent further clinical development;

•	the standards implemented by clinical or regulatory agencies may change at any time;

•	the FDA, EMA or foreign clinical or regulatory agencies may require efficacy endpoints for a clinical trial for the treatment of PNH, aHUS, and in conditions such as antibody mediated transplant rejection that differ from the endpoints of our planned current or future trials, which may require us to conduct additional clinical trials;

•	the mechanism of action of Coversin is complex and we do not know the degree to which it will translate into a medical benefit in certain indications;

•	our intellectual property rights may not be patentable, valid or enforceable; and

•	we may not be able to obtain, maintain or enforce our patents and other intellectual property rights.

Of the large number of drugs in development in the pharmaceutical industry, only a small percentage results in the submission of a new drug application, or NDA, to the FDA, or a marketing authorization application, or MAA, to the EMA and even fewer are approved for commercialization. Furthermore, even if we do receive regulatory approval to market Coversin, any such approval may be subject to limitations on the indicated uses or patient populations for which we may market the product. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development programs, we cannot assure you that Coversin will be successfully developed or commercialized. If we or any of our future development partners are unable to develop, or obtain regulatory approval for, or, if approved, successfully commercialize Coversin, we may not be able to generate sufficient revenue to continue our business.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may not be able to initiate or continue clinical trials required by the FDA, EMA or other foreign regulatory agencies for Coversin if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials. We will be required to identify and enroll a sufficient number of patients with PNH, aHUS, and other rare and orphan autoimmune and inflammatory diseases for each of our ongoing and planned clinical trials of Coversin in these indications. To date, we have experienced delays in enrollment of patients in our clinical trials due in particular to the fact that we are targeting a small patient population with a rare disease or indication.

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

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us, or any regulatory authority, to delay or suspend those clinical trials or delay the completion of our ongoing and planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate, including:

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

We do not know whether our clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, if at all. However, to date, we have encountered delays in enrollment in our clinical trials. Delays in our clinical trials will result in increased development costs for our product candidates, and our financial resources may be insufficient to fund any incremental costs. In addition, if our clinical trials are delayed, our competitors may be able to bring products to market before we do and the commercial viability of our product candidates could be limited.

The efficacy of Coversin may not be known until advanced stages of testing, after we have incurred significant product development costs which may not be recoverable.

Coversin may fail to show the desired safety and efficacy at any phase in the clinical development program. Good efficacy in animal models of the target indication are no guarantee of success in human clinical trials. Often there is no adequate animal model of a human disease, such as PNH. As a result, the first definitive proof of efficacy may not occur until clinical trials in humans. In our Phase II PNH trial, while we determined that overall the trial met the primary endpoint, individually two of the seven patients that completed the trial did not meet the primary endpoint (which was assessed at day 28) and an additional patient that withdrew from the trial on day 43 also did not meet the primary endpoint. If Coversin does not demonstrate adequate efficacy, its development may be delayed or terminated, which could have a material adverse effect on our financial condition and results of operation.

Results of earlier preclinical studies or clinical trials may not be predictive of advancement to the next phase of development.

Completion of preclinical studies or clinical trials does not guarantee that we will initiate additional studies or trials for our product candidates. If further studies or trials are initiated, earlier preclinical studies or clinical trial may not predict the scope and phase of further trials, that these further studies or trials will be completed, or that if these further studies or trials are completed, that the design or results will provide a sufficient basis to apply for or receive regulatory approvals or to commercialize products. Results of clinical trials could be inconclusive, requiring additional or repeat trials. Data obtained from preclinical studies and clinical trials are subject to varying interpretations that could delay, limit or prevent regulatory approval. If the design or results achieved in our clinical trials are insufficient to proceed to further trials or to regulatory approval of our product candidates, we could be materially adversely affected. Failure of a clinical trial to achieve its pre-specified primary endpoint generally increases the likelihood that additional studies or trials will be required if we determine to continue development of the product candidate, reduces the likelihood of timely development of and regulatory approval to market the product candidate, and may decrease the chances for successfully achieving the primary endpoint in scientifically similar indications.

The route of administration or dose for Coversin may be inadequate.

Unsatisfactory drug availability due to problems relating to the route of administration or the target tissue availability of the drug is another potential cause of lack of efficacy of Coversin, if and when it is commercialized. Complement component C5, the target of Coversin, is predominantly found in blood. For PNH and aHUS, Coversin is being administered subcutaneously. The completed single dose Phase I study shows that Coversin is able to enter the systemic circulation by absorption from subcutaneous sites in healthy volunteers. However, if subcutaneous administration proves to be unfeasible, then we may need to research additional routes of administration, which could delay commercialization of Coversin and result in significant additional costs to us.

Long-term animal toxicity and long-term human safety studies of Coversin could result in adverse results.

While we have conducted toxicity studies in certain animals with no observed adverse effect at the highest dose tested, we intend to conduct further long-term animal toxicity studies, including reproductive and carcinogenicity studies, and are currently conducting a long-term human safety study of Coversin. Such tests may show that Coversin results in serious adverse events, is not as effective as we expected, or other adverse results. If animal toxicity and human safety tests do not yield favorable results, we may be required to abandon our development of Coversin, which could have a material adverse effect on our financial condition and results of operation.

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

Coversin has a secondary binding site that sequesters LTB4. LTB4 synthesis from eicosanoid fatty acids can be induced by a variety of triggers including complement. LTB4 is a pro-inflammatory mediator which attracts and activates white blood cells at the area of inflammation. LTB4 inhibition may lead to positive anti-inflammatory benefits, but another potential cause of undesired side effects is that the reduction of these neutrophil attractant properties may include increased risk of infection, among others.

Any immune response that causes adverse reactions or impairs the activity of the drug could cause a delay in or termination of our development of Coversin, which would have a material adverse effect on our financial condition and results of operation.

If Coversin is not convenient for patients to use, then potential sales may decrease materially.

Coversin may require refrigerated storage prior to use and will likely require self-injection. If the drug product is not stable at temperatures of between four and eight degrees Celsius, then the drug product may need to be defrosted before use, which patients could view as inconvenient, causing sales to decrease. In addition, if Coversin shows a lack of long-term stability at low storage temperatures, this may negatively impact our ability to manage the commercial supply chain, which could result in us having to refund customers or replace products that are unstable, which could materially increase our costs and have a material adverse effect on our financial condition and results of operation.

Because Coversin has not yet received regulatory approval, it is difficult to predict the time and cost of development and our ability to successfully complete clinical development and obtain the necessary regulatory approvals for commercialization.

Coversin has not yet received regulatory approval for the treatment of PNH, aHUS or other potential indications, and unexpected problems may arise that could cause us to delay, suspend or terminate our development efforts.  To date, only a limited number of patients have been enrolled in our clinical trials.  Larger scale trials will be required to obtain regulatory approval and the efficacy or non-efficacy of Coversin will ultimately be determined by the applicable regulatory agencies. The long-term safety consequences of inhibition of C5 with Coversin is not known. Regulatory approval of product candidates such as Coversin can be more expensive and take longer than approval for candidates for the treatment of more well understood diseases with previously approved products.

We have obtained orphan drug status for Coversin in PNH and Guillain-Barré syndrome, or GBS, both in the United States and the EU, but we may be unable to maintain the benefits associated with orphan drug status, including market exclusivity.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Although we have received orphan drug designation for Coversin in PNH and GBS and intend to seek orphan product designation for Coversin in further indications, we may never receive such additional designations and we are not currently pursuing a clinical development program targeting GBS.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a biologics license application, or BLA, to market the same biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan product exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Even if we were to obtain orphan drug designation for Coversin for a particular indication, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. If we do obtain exclusive marketing rights in the United States, they may be limited if we seek approval for an indication broader than the orphan designated indication, and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of the relevant patients. Further, exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve a drug with the same active moiety for the same condition if the FDA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Furthermore, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product.

In the EU, where a marketing authorization in respect of an orphan medicinal product is granted, the Agency and the Member States shall not, for a period of 10 years, accept another application for a marketing authorization, or grant a marketing authorization or accept an application to extend an existing marketing authorization, for the same therapeutic indication, in respect of a similar medicinal product. A marketing authorization may be granted, for the same therapeutic indication, to a similar medicinal product if: (i) the holder of the marketing authorization for the original orphan medicinal product has given his consent to the second applicant, or; (ii) the holder of the marketing authorization for the original orphan medicinal product is unable to supply sufficient quantities of the medicinal product, or; (iii) the second applicant can establish in the application that the second medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior.

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

Even if we obtain FDA approval of Coversin, we or our partners may never obtain approval or commercialize our product candidates outside of the United States and, conversely, even if we obtain regulatory approval of Coversin in the EU, we or our partners may never obtain approval or commercialize our product candidates outside the EU.

In order to market any products in a country, we must establish and comply with numerous and varying regulatory requirements of other countries regarding clinical trial design, safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking regulatory approvals in other countries could result in significant delays, difficulties and costs for us, and may require additional preclinical studies or clinical trials which would be costly and time consuming and could delay or prevent introduction of Coversin in those countries. We rely on contract research organizations for experience in obtaining regulatory approval in international markets. If we or our partners fail to comply with regulatory requirements or to obtain and maintain required approvals, our target market will be reduced and our ability to realize the full market potential of Coversin will be harmed.

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

We are also exposed to the risk of employees, independent contractors, principal investigators, consultants, commercial partners or vendors engaging in fraud or other misconduct. Misconduct by employees, independent contractors, principal investigators, consultants, commercial partners and vendors could include intentional failures to comply with European Union, or EU, regulations, to provide accurate information to the EMA or EU Member States authorities or to comply with manufacturing or quality standards we have or will have established. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices such as promotion of products by medical practitioners. Of general application are the European Anti-Fraud Office Regulation 883/2013, and the UK Bribery Act 2010. Under the latter, a commercial organization can be guilty of the offence if the bribery is carried out by an employee, agent, subsidiary, or another third-party, and the location of the third-party is irrelevant to the prosecution. The advertising of medicinal products in the EU is regulated by Title VIII of European Directive 2001/83/EC. The corresponding UK implementing legislation is Part 14 of the Human Medicines Regulations 2012 (S.I. 2012/1916 as amended). Such laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious and irreparable harm to our reputation.

This could also apply with respect to data privacy. In the EU, on May 25, 2018 the EU Directive 95/46/EEC and Data Protection Act 1998 were replaced by the General Data Protection Regulation (EU) 2016/679, or GDPR, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data and, in the UK, the Data Protection Act 2018. The GDPR applies directly in all Member States (including the UK) from May 25, 2018 and applies to companies with an establishment in the EEA and to certain other companies not in the EEA that offer or provide goods or services to individuals located in the EEA or monitor individuals located in the EEA. The GDPR will implement more stringent operational requirements for controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data, increased cyber security requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities. The activities of data processors will be regulated for the first time, and require companies undertaking processing activities to offer certain guarantees in relation to the security of such processing and the handling of personal data. Contracts with data processors will also need to be updated to include certain terms prescribed by the GDPR, and negotiating such updates may not be fully successful in all cases. The GDPR provides that EU Member States may make their own further laws and regulations in relation to the processing of genetic, biometric or health data, which could result in differences between Member States, limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition. We are also subject to evolving and strict rules on the transfer of personal data out of the European Union to the United States. Further prospective revision of the Directive on privacy and electronic communications (Directive 2002/58/EC), or ePrivacy Directive, may affect our marketing communications. Failure to comply with EU laws, including failure under the GDPR, Data Protection Act 2018, ePrivacy Directive and other laws relating to the security of personal data may result in fines up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability, which may be onerous and adversely affect our business, financial condition, results of operations and prospects. Failure to comply with the GDPR and related laws may also give risk to increase risk of private actions, including a new form of class action that is available under the GDPR. If no transitional arrangements are agreed by the UK government, the GDPR will no longer form part of UK law after the withdrawal of the UK from the European Union on March 29, 2018. On such event, the Data Protection Act 2018 will continue to apply and the extra-territorial aspects of the GDPR will apply but there may be an adverse effect on the ease to which personal data can be transferred from and to the remaining EU Member States.

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

Our commercial success depends in part on our ability to obtain and maintain patent protection and trade secret protection for our product candidates, proprietary technologies, and their uses as well as our ability to operate without infringing upon the proprietary rights of others. We can provide no assurance that our patent applications or those of our licensors will result in additional patents being issued or that issued patents will afford sufficient protection against competitors with similar technologies, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties. Even issued patents may later be found unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Composition-of-matter patents on the biological or chemical active pharmaceutical ingredients are generally considered to offer the strongest protection of intellectual property and provide the broadest scope of patent protection for pharmaceutical products, as such patents provide protection without regard to any method of use or any method of manufacturing. While we have issued composition-of-matter patents in the United States and other countries for Coversin, we cannot be certain that the claims in our issued composition-of-matter patents will not be found invalid or unenforceable if challenged. We cannot be certain that the claims in any patent applications covering composition-of-matter or formulations of our product candidates that are pending, or that we may file, will be considered patentable by the United States Patent and Trademark Office, or USPTO, and courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in our issued composition-of-matter patents will not be found invalid or unenforceable if challenged. Even if any patent applications that we may file relating to specific formulations of our product candidates issue as patents, formulation patents protect a specific formulation of a product and may not be enforced against competitors making and marketing a product that has the same active pharmaceutical ingredient in a different formulation. Method-of-use patents protect the use of a product for the specified method or for treatment of a particular indication. This type of patents may not be enforced against competitors making and marketing a product that has the same active pharmaceutical ingredient but is used for a method not included in the patent. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement is difficult to prevent or prosecute.

Our issued patents for Coversin and its uses are expected to expire between 2024 and 2031 (excluding any patent term adjustment or potential patent term extension). Our pending patent applications for Coversin and its uses, if issued, are expected to expire at various times that range from 2024 to 2038 (excluding any potential patent term adjustment or extension).

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

Risks Related to our Business Operations

The departure of former Chief Executive Officers and other executive officers and our searches for, and appointments of, a permanent Chief Executive Officer creates uncertainties and could have a material adverse impact on our business.

Our success depends, and will likely continue to depend, upon our ability to hire and retain the services of our current executive officers, directors, principal consultants and others. In addition, we have established relationships with universities and research institutions which have historically provided, and continue to provide, us with access to research laboratories, clinical trials, facilities and patients. The loss of the services of any of these individuals or institutions has had and could have a material adverse effect on our business.

On May 8, 2018, David Horn Solomon resigned as Chief Executive Officer and member of our board. Dr. Solomon’s resignation followed the results of an investigation conducted, with the assistance of an independent law firm, which revealed that Dr. Solomon incurred personal charges on the Company’s corporate credit cards in violation of Company policy. Clive Richardson, who was then serving as our Chief Operating Officer, was appointed to serve as our Interim Chief Executive Officer while we seek a permanent Chief Executive Officer. Previously, in December 2017 our former Chief Legal & Compliance Officer was terminated without cause and in May 2017 our former Chief Executive Officer who preceded David Horn Solomon also resigned. We face significant competition for executives with the qualifications and experience we are seeking. There can be no assurances concerning the timing or outcome of our search for a new permanent Chief Executive Officer or any other executive officer.

Changes in our organization as a result of recent departures have been harmful to our reputation and had a disruptive impact on our ability to implement our strategy and have had an adverse effect on our business, internal controls, financial condition and results of operations. As a result of the recent changes in our management team, our existing management team has taken on substantially more responsibility, which has resulted in greater workload demands and could divert their attention away from certain key areas of our business. Management transition inherently causes some loss of institutional knowledge, which can negatively affect strategy and execution. Until we find and integrate a replacement permanent Chief Executive Officer, and unless such replacement is able to succeed in the position, we may be unable to successfully manage and grow our business, and our results of operations, internal controls and financial condition could suffer as a result.  We do not carry "key person" life insurance policies on any of our employees. Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for these personnel is intense, especially in the life science industry.

Pending securities class action lawsuits against us could lead to adverse outcomes.

In May 2017, putative class actions asserting violations of Sections 10(b) and 20(a) of the Exchange Act, based primarily on our press releases or statements concerning the Phase II PNH trial of Coversin and a report issued on April 26, 2017 titled “Akari’s Coversin matches Soliris in Phase II”, or the Edison Report, by Edison Investment Research Ltd, or Edison, about us and actions taken by us after the report was issued were commenced in the U.S. District Court for the Southern District of New York against us, a former Chief Executive Officer and our Chief Financial Officer. These actions were consolidated, and plaintiffs amended their pleadings to include our Executive Chairman and Edison as defendants. On May 9, 2018, the parties entered into a memorandum of understanding to settle the CAC. A memorandum of understanding is not a definitive settlement agreement, which must be approved by the Court. On June 8, 2018, the parties entered into a memorandum of understanding term sheet. By the terms of the memorandum, the parties agreed in principle to a total payment of $2.7 million in cash. The parties are in the process of documenting the settlement which will be presented to the court for approval. While we expect the full amount of the litigation settlement to be covered by our directors’ and officers’ liability insurance, there can be no assurance that our directors’ and officers’ liability insurance will cover the settlement. Separately, Edison Investment Research Ltd. has sought indemnification from us including reimbursement of all legal expenses that Edison incurs in connection with the securities class action (to which, as discussed above, Edison was added as a defendant) and lost profits from customer relationships that Edison claims it lost as a result of the retraction of the Edison Report. The parties have come to an agreement in principle to settle the dispute. The settlement amount is expected to be immaterial to our operations and future cash flows. The parties are in continued discussions regarding finalizing a settlement. In certain circumstances, we are obliged to indemnify our current and former officers who are named as defendants in these lawsuits. Any conclusion of these matters in a manner adverse to us could have a material adverse effect on our financial condition and results of operations. For example, we may be required to pay substantial damages, incur substantial costs not covered by our directors’ and officers’ liability insurance, suffer a significant adverse impact on our reputation, and management’s attention and resources may be diverted from other priorities, including the execution of business plans and strategies that are important to our ability to grow our business, any of which could have a material adverse effect on our business.

We are under an investigation by the SEC, which could divert management’s focus, result in substantial investigation expenses, monetary fines and other possible remedies and have an adverse impact on our reputation and financial condition and results of operations.

We voluntarily reported to the SEC the circumstances leading to the withdrawal of the Edison Report and the outcome of our special committee’s investigation. In response, the SEC requested certain documents from us with respect to the matters we reported. We have been cooperating with the SEC’s requests for information. On June 5, 2018, we received a subpoena from the SEC which requested further documents and information primarily related to our Phase II PNH clinical trial of Coversin. We are in the process of responding to the subpoena and will continue to cooperate with the SEC.  We cannot predict what, if any, actions the SEC may take or the timing or duration of the investigation. If the SEC were to conclude that enforcement action is appropriate, we could be required to pay civil penalties and fines, and the SEC could impose other sanctions against us or against our current and former officers and directors. In addition, our board of directors, management and employees may expend a substantial amount of time on the SEC investigation, diverting resources and attention that would otherwise be directed toward our operations and implementation of our business strategy, all of which could materially adversely affect our business, financial condition, results of operations or cash flows. Furthermore, while the SEC has informed us that the investigation should not be construed as an indication by the SEC or its staff that any violation of law has occurred, nor as a reflection upon any person, entity or security, publicity surrounding the foregoing, or any SEC enforcement action or settlement as a result of the SEC’s investigation, even if ultimately resolved favorably for us, could have an adverse impact on our reputation, business, financial condition, results of operations or cash flows.

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

With respect to our existing and future product candidates, we may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment or to serve as an alternative to our own sales force and distribution systems. Any future product revenue may be lower than if it directly marketed or sold any approved products. In addition, any revenue we receive will depend in whole or in part upon the efforts of these third parties, which may not be successful and are generally not within our control. If we are unable to enter into these arrangements on acceptable terms or at all, we may not be able to successfully commercialize any approved products. If we are not successful in commercializing any approved products, our future product revenue will suffer and we may incur significant additional losses.

We only have a limited number of employees to manage and operate our business.

As of December 31, 2017, we had seventeen full-time employees and one full-time equivalent consultant. Our focus on the development of Coversin requires us to optimize cash utilization and to manage and operate our business in a highly efficient manner. We cannot assure you that we will be able to hire and/or retain adequate staffing levels to develop Coversin or run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish.

Our industry is highly competitive, and our product candidates may become obsolete.

We are engaged in a rapidly evolving field. Competition from other pharmaceutical companies, biotechnology companies and research and academic institutions is intense and likely to increase. Many of those companies and institutions have substantially greater financial, technical and human resources than us. Those companies and institutions also have substantially greater experience in developing products, conducting clinical trials, obtaining regulatory approval and in manufacturing and marketing pharmaceutical products. Our competitors may succeed in obtaining regulatory approval for their products more rapidly than we do. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products, such as Alexion Pharmaceuticals’ Soliris ® (eculizumab). Our competitors may succeed in developing products that are more effective and/or cost competitive than those we are developing, or that would render our product candidates less competitive or even obsolete. In addition, one or more of our competitors may achieve product commercialization or patent protection earlier than us, which could materially adversely affect our business.

If the FDA or other applicable regulatory authorities approve generic products that compete with any of our or any of our partners’ product candidates, the sales of our product candidates would be adversely affected.

Once an NDA or marketing authorization application outside the United States is approved, the product covered thereby becomes a “listed drug” that can, in turn, be cited by potential competitors in support of approval of an abbreviated new drug application in the United States. Agency regulations and other applicable regulations and policies provide incentives to manufacturers to create modified, non-infringing versions of a drug to facilitate the approval of an abbreviated new drug application or other application for generic substitutes in the United States and in nearly every pharmaceutical market around the world. These generic equivalents, which must meet the same quality standards as branded pharmaceuticals, would be significantly less costly to bring to market than our product candidates, and companies that produce generic equivalents are generally able to offer their products at lower prices. Thus, after the introduction of a generic competitor, a significant percentage of the sales of any branded product is typically lost to the generic product. Accordingly, competition from generic equivalents to our or any of our partners’ future products, if any, could materially adversely impact our future revenue, profitability and financial condition.

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

Even if any of our product candidates obtain regulatory approval, they may not gain market acceptance among physicians, patients, and third-party payers. Physicians may decide not to recommend its treatments for a variety of reasons including:

•	timing of market introduction of competitive products;

•	demonstration of clinical safety and efficacy compared to other products;

•	cost-effectiveness;

•	limited or no coverage by third-party payers;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects;

•	restrictions in the label of the drug;

•	other potential advantages of alternative treatment methods; and

•	ineffective marketing and distribution support of any future products.

If any of our product candidates are approved, but fail to achieve market acceptance or such market is smaller than anticipated, we may not be able to generate significant revenue and our business would suffer.

The uncertainty associated with pharmaceutical reimbursement and related matters may adversely affect our business.

Market acceptance and sales of any one or more of our product candidates will depend on reimbursement policies and may be affected by future healthcare reform measures in the United States and in foreign jurisdictions. Government authorities and third-party payers, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for any of our product candidates. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, any future products. The insurance coverage and reimbursement status of newly-approved products for orphan diseases is particularly uncertain, and failure to obtain or maintain adequate coverage and reimbursement for Coversin or any other product candidates could limit our ability to generate revenue.

The United States and several foreign jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell any future products profitably. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. We expect to experience pricing pressures in connection with the sale of any products that we develop due to the trend toward managed healthcare, increasing influence of health maintenance organizations and additional legislative proposals.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, PPACA, became law in the United States. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the PPACA. Congress and President Trump have expressed their intentions to repeal or repeal and replace the PPACA. President Trump issued an Executive Order and both chambers of Congress passed bills, all with the goal of fulfilling their intensions. However, to date, the Executive Order has had limited effect and the Congressional activities have not resulted in the passage of a law. If a law is enacted, many if not all of the provisions of the PPACA may no longer apply to prescription drugs. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how any future products are paid for and reimbursed by government and private payers our business could be adversely impacted.

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

In the normal course of business, we periodically enter into academic, commercial, service, collaboration, licensing, consulting, investor relations and other agreements that contain indemnification provisions. With respect to our academic and other research agreements, we typically indemnify the institution and related parties from losses arising from claims relating to the products, processes or services made, used, sold or performed pursuant to the agreements for which we have secured licenses, and from claims arising from our or our sublicensees’ exercise of rights under the agreement. With respect to our commercial agreements, we indemnify our vendors from any third-party product liability claims that could result from the production, use or consumption of the product, as well as for alleged infringements of any patent or other intellectual property right by a third party. With respect to investor relations agreements, we may indemnify the counterparty for losses resulting from our negligence or our supply of inaccurate information.

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

Our business and operations would suffer in the event of computer system failures or security breaches.

Despite the implementation of security measures, our internal computer systems, and those of our contract research organizations, or CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, fire, terrorism, war, and telecommunication and electrical failures.  If such an event were to occur and interrupt our operations, it could result in a material disruption of our drug development programs.  For example, the loss of clinical trial data from ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.  To the extent that any disruption or security breach results in a loss of or damage to our data or applications, loss of trade secrets or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of employees or former employees, access to our clinical data, or disruption of the manufacturing process, we could incur liability and the further development of our drug candidates could be delayed.  We may also be vulnerable to cyber-attacks by hackers or other malfeasance.  This type of breach of our cybersecurity may compromise our confidential information and/or our financial information and adversely affect our business or result in legal proceedings.  Further, these cybersecurity breaches may inflict reputational harm upon us that may result in decreased market value and erode public trust.

If we fail to develop and commercialize other product candidates, we may be unable to grow our business.

Although the development and commercialization of Coversin is our primary focus, as part of our longer-term growth strategy, we plan to evaluate the development and commercialization of other therapies related to immune-mediated, inflammatory, orphan and other diseases. We may from time to time evaluate internal opportunities from our current product candidates, and also may choose to in-license or acquire other product candidates as well as commercial products to treat patients suffering from immune-mediated, orphan or other disorders with high unmet medical needs and limited treatment options. These other product candidates will require additional, time-consuming development efforts prior to commercial sale, including preclinical studies, clinical trials and approval by the FDA, EMA and/or applicable foreign regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any such products that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives.

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

We believe we are not a PFIC for 2017. Because the PFIC determination is highly fact sensitive, there can be no assurance that we will not be a PFIC for 2018 or for any other taxable year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our ADSs, and such U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for ADSs; (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. If an investor provides reasonable notice to us that it has determined to make a QEF election, we shall provide annual financial information to such investor as may be reasonably required for purposes of filing United States federal income tax returns in connection with such QEF election.

A limited public market exists for our securities and we cannot assure you that our securities will continue to be listed on The NASDAQ Capital Market or any other securities exchange or that an active trading market will ever develop for any of our securities.

Our ADSs were approved for listing and began trading on The NASDAQ Capital Market under the symbol “CLTX” on January 31, 2014 and commenced trading under the symbol “AKTX” commencing on September 21, 2015. An active trading market for our shares has not fully developed and, even if it does, it may not be sustained. In addition, we cannot assure you that we will be successful in meeting the continuing listing standards of The NASDAQ Capital Market and cannot assure you that our ADSs will be listed on a national securities exchange. If an active market for our ADS does not develop or is not sustained, it may be difficult for investors to sell their shares without depressing the market price for the shares or at all. Further, an inactive market may also impair our ability to raise capital and may impair our ability to enter into strategic partnerships or acquire companies or products by using our ADSs or ordinary shares as consideration.

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

Our stock price may experience substantial volatility as a result of a number of factors. The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be so in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our ADSs:

•	sales or potential sales of substantial amounts of our ordinary shares or ADSs;

•	delay or failure in initiating, enrolling, or completing pre-clinical or clinical trials or unsatisfactory results of these trials or events reported in any of our current or future clinical trials;

•	announcements about us or about our competitors, including clinical trial results, regulatory approvals or new product introductions;

•	developments concerning our licensors or product manufacturers;

•	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

•	developments relating to the putative shareholder class action and the SEC investigation;

•	conditions in the pharmaceutical or biotechnology industries;

•	variations in our anticipated or actual operating results;

•	governmental regulation and legislation.

•	variations in our anticipated or actual operating results;

•	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations;

•	whether, to what extent and under what conditions the FDA or EMA will permit us to continue developing our product candidates, if at all, and if development is continued, any reports of safety issues or other adverse events observed in any potential future studies of these product candidates;

•	adverse publicity;

•	our ability to enter into new collaborative arrangements with respect to our product candidates;

•	the terms and timing of any future collaborative, licensing or other arrangements that we may establish;

•	our ability to raise additional capital to carry through with our clinical development plans and current and future operations and the terms of any related financing arrangements;
•	the timing of achievement of, or failure to achieve, our and any potential future collaborators’ clinical, regulatory and other milestones, such as the commencement of clinical development, the completion of a clinical trial or the receipt of regulatory approval;

•	announcement of FDA or EMA approval or non-approval of our product candidates or delays in or adverse events during the FDA or EMA review process;

•	actions taken by regulatory agencies with respect to our product candidates or products, our clinical trials or our sales and marketing activities, including regulatory actions requiring or leading to restrictions, limitations and/or warnings in the label of an approved product candidate;

•	uncontemplated problems in the supply of the raw materials used to produce our product candidates;

•	the commercial success of any product approved by the FDA, EMA or any other foreign counterpart;

•	introductions or announcements of technological innovations or new products by us, our potential future collaborators, or our competitors, and the timing of these introductions or announcements;

•	market conditions for equity investments in general, or the biotechnology or pharmaceutical industries in particular;

•	we may have limited or very low trading volume that may increase the volatility of the market price of our ADSs;

•	regulatory developments in the United States and foreign countries;

•	changes in the structure or reimbursement policies of health care payment systems;

•	any intellectual property infringement lawsuit involving us;

•	actual or anticipated fluctuations in our results of operations;

•	changes in financial estimates or recommendations by securities analysts;

•	hedging activity that may develop regarding our ADSs;

•	regional or worldwide recession;

•	sales of large blocks of our ordinary shares or ADSs;

•	sales of our ordinary shares or ADSs by our executive officers, directors and significant shareholders;

•	managerial costs and expenses;

•	changes in accounting principles; and

•	the loss of any of our key scientific or management personnel.

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

In the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us, in addition to the ongoing putative class action against us, could result in substantial costs, which could hurt our financial condition and results of operations and divert management’s attention and resources, which could result in delays of our clinical trials or commercialization efforts.

Insiders have control over us which could delay or prevent a change in corporate control or result in the entrenchment of management and/or the board of directors.

As of December 31, 2017, our directors and executive officers, together with their affiliates and related persons, beneficially own, in the aggregate, approximately 52.0% of our outstanding ordinary shares. RPC Pharma Limited, or RPC, which is controlled by our chairman Dr. Ray Prudo, beneficially owns approximately 51.3% of our outstanding ordinary shares. Accordingly, these shareholders, if acting together, or Dr. Prudo, individually, may have the ability to impact the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these persons may have the ability to influence the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our ADSs by:

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

We have not been in compliance with the requirements of the Nasdaq Stock Market for continued listing and, as a result, our ADSs may be delisted from trading on Nasdaq, which could have a material effect on us and our shareholders.

As previously disclosed in our press release and reported on our Form 6-K filed May 21, 2018, we received a deficiency letter from Nasdaq on May 17, 2018 indicating that, as a result of not filing our Annual Report on Form 20-F for the year ended December 31, 2017, or the Late Annual Report, in a timely manner, we were not in compliance with Nasdaq Listing Rule 5250(c)(1) for continued listing. As requested by Nasdaq, we are required to submit a plan to regain compliance with Nasdaq’s filing requirements for continued listing within 60 calendar days of the date of the initial letter.

By filing our Late Annual Report before the 60-day deadline, we expect to regain compliance with the Nasdaq continued listing standards and eliminate the requirement to submit a plan of compliance to Nasdaq. As a result, we currently believe that we have adequately remedied our non-compliance with Nasdaq’s listing rules.  While we believe that by filing the Late Annual Report we regained compliance with Listing Rule 5250(c)(1), any failure to comply with Nasdaq’s filing requirements in the future could result in our ADSs being delisted and there can be no assurance whether or when it would again be listed for trading on Nasdaq or any other securities exchange. If our ADSs were delisted, there can be no assurance whether or when it would again be listed for trading on Nasdaq or any other exchange. If we are delisted from the Nasdaq, trading in our securities may be conducted, if available, on the OTC Markets or, if available, via another market. In the event of such delisting, our shareholders would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our securities, and our ability to raise future capital through the sale of our securities could be severely limited. In addition, if our securities were delisted from the Nasdaq, our ADSs could be considered a “penny stock” under the U.S. federal securities laws. Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our securities.

The vote by the United Kingdom to leave the European Union could adversely affect our business, financial condition, results of operations and prospects.

On March 29, 2017, the Prime Minister of the United Kingdom submitted formal notice to the European Union in order to trigger Article 50 of the Treaty on European Union.  This is the formal mechanism which begins the two-year process of negotiating the UK’s exit from the EU, and to determine the future terms of the UK’s relationship with the EU, including the terms of trade between the UK and the EU, and potentially other countries. The effects of the UK exiting the EU (commonly referred to as Brexit) will depend on any agreements the UK makes to retain access to EU markets. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the UK determines which EU laws to replace or replicate. Brexit could adversely affect economic or market conditions in the UK, Europe or globally and could contribute to instability in global financial markets, in particular until there is more certainty as to the outcome of the aforementioned decisions and negotiations. Exports from the United Kingdom may incur increased duties and tariffs following Brexit, or Brexit could result in the regulatory compliance and patent costs associated with our business compliance costs increasing significantly so as to adversely affect our financial condition, results of operations and prospects. Our regulatory compliance costs may increase as a result of Brexit. Following an exit by the UK from the EU, we may be required to register any current EU-wide patents separately with the UK Intellectual Property Office, which could require significant additional expense. Further, our regulatory compliance costs may increase as a result of Brexit, as on an exit from the EU, the UK may cease compliance with the EU and the EMA’s legislative regime for medicines, their research, development and commercialization. Any changes to such regulatory regimes could require us to comply with separate regimes in the UK and the EU, or to develop new policies and procedures or reorganize our operations, any of which could increase our compliance costs. Brexit has also led to a decrease in the value of pounds sterling against the U.S. dollar, as well as general volatility in currency exchange markets. The challenges faced by the UK following Brexit could result in an overall decline in trade and economic growth and/or an increase in economic volatility and therefore may affect the attractiveness of the UK as a leading centre for business and commerce. Any of the aforementioned possible effects of Brexit, and others that the we cannot anticipate, may materially adversely affect our business, financial condition, results of operations and prospects.

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

We have identified material weaknesses in our internal controls over financial reporting and if we fail to effectively remediate these weaknesses and fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we are required, under Section 404 of the Sarbanes-Oxley Act of 2002, to perform system and process evaluations and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We identified material weaknesses in our internal control over financial reporting, and concluded that our internal control over financial reporting was not effective as of December 31, 2017 as a result of our former Chief Executive Officer violating our Code of Conduct and Ethics by utilizing the Company credit card for personal expenses and exceeding his delegation of authority by entering into unauthorized agreements with third parties and having ineffective internal controls related to the evaluation of the accounting principles and disclosure requirements for loss contingencies. See “Item 15. Controls and Procedures.” Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to remedy the material weaknesses and conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our management has concluded that our disclosure controls and procedures were ineffective.

Our management has concluded that our disclosure controls and procedures for the fiscal year ended December 31, 2017 were not effective for the fiscal year ended December 31, 2017 due to the material weaknesses noted above. See “Item 15. Controls and Procedures.” If we do not effectively remediate the material weaknesses identified, we may not be able to accurately report our financial condition, results of operations or cash flows on a timely basis, which may adversely affect investor confidence in us.

Our disclosure controls and internal controls and procedures may not prevent all errors and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all our control issues and instances of fraud, if any, have been or will be detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by circumvention of the internal control procedures.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

We incur significant costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

As a public company, we incur significant legal, accounting and other expenses, including costs associated with public company reporting requirements. We also incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and The NASDAQ Stock Market. The expenses incurred by public companies for reporting and corporate governance purposes have increased dramatically in recent years.

We are an “emerging growth company” and a “foreign private issuer” and as a result of this and other reduced disclosure requirements applicable to emerging growth companies and foreign private issuers, our ADSs may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of Securities Act of 1933, as amended, or the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We chose to “opt out” of the extended transition period related to the exemption from new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. This election is irrevocable. We cannot predict if investors will find our ordinary shares or ADSs less attractive because of our reduced disclosure requirements. If some investors find our ordinary shares or ADSs less attractive as a result, there may be a less active trading market for our ADSs and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the ADSs pursuant to an effective registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act.

Furthermore, on July 1, 2016, we became a foreign private issuer having previously lost this status at the end of 2014. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors, and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. These exemptions and leniencies, along with other corporate governance exemptions resulting from our ability to rely on home country rules, will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic reporting companies. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than costs we incur as a foreign private issuer.

U.S. investors may not be able to enforce their civil liabilities against our company or certain of our directors, controlling persons and officers.

It may be difficult for U.S. investors to bring and/or effectively enforce suits against our company outside of the United States. We are a public limited company incorporated in England and Wales under the Companies Act 2006, as amended, or the Company Act. A majority of our directors are not residents of the United States, and all or substantial portions of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our ordinary shares or ADSs to effect service of process on these persons within the United States or to make effective recovery in the United States by enforcing any judgments rendered against them. In addition, if a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against us or our directors or officers, it may, depending on the jurisdiction, be difficult to enforce the judgment in the non-U.S. courts against us and any of our non-U.S. resident executive officers or directors. Accordingly, U.S. shareholders may be forced to bring legal proceedings against us and our respective directors and officers under English law and in the English courts in order to enforce any claims that they may have against us or our directors and officers. The enforceability of a U.S. judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Nevertheless, it may be difficult for U.S. shareholders to bring an original action in the English courts to enforce liabilities based on the U.S. federal securities laws against us and any of our non-U.S. resident executive officers or directors.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the Companies Act, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.

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

On September 18, 2015, we completed an acquisition of all of the capital stock of Volution Immuno Pharmaceuticals SA, or Volution, a private Swiss company, from RPC Pharma Limited, or RPC, Volution’s sole shareholder, in exchange for our Ordinary Shares, in accordance with the terms of a Share Exchange Agreement, dated as of July 10, 2015.  In connection with the acquisition, our name was changed to Akari Therapeutics, PLC and the combined company focused on the development and commercialization of life-transforming treatments for a range of rare and orphan autoimmune and inflammatory diseases caused by dysregulation of complement C5, including PNH, aHUS and GBS.

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

Our principal office is located at 24 West 40th Street, 8th Floor, New York, New York 10018, and our telephone number is (646) 350-0702. Our website address is www.akaritx.com. The information contained on, or that can be accessed from, our website does not form part of this Annual Report. The information contained on, or that can be accessed through, our website is neither a part of nor incorporated into this annual report. We have included our website address in this annual report solely as an inactive textual reference. Vcorp Services, LLC, or Vcorp, serves as our agent for service of process in the United States. Vcorp’s address is 25 Robert Pitt Drive, Suite 204, Monsey, New York 10952.

We use our website (www.akaritx.com) as a channel of distribution of Company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report.

Capital Expenditures

Our capital expenditures for the years ended December 31, 2017, 2016, and 2015 were $36,885, $54,750 and $10,560, respectively. Our current capital expenditures primarily consist of computer equipment.

B.	Business Overview

We are a clinical-stage biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid or leukotriene system and the bioamine system for the treatment of rare and orphan diseases. Each of these systems has scientifically well-supported causative roles in the diseases being targeted by us. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases.

Ticks have undergone 300 million years of natural selection to produce inhibitors that bind tightly to key highly-conserved inflammatory mediators, are generally well tolerated in humans, and remain fully functional when a host is repeatedly exposed to the molecule. Our molecules are derived from these inhibitors.

Our lead product candidate, Coversin, which is a second-generation complement inhibitor, acts on complement component-C5, preventing release of C5a and formation of C5b–9 (also known as the membrane attack complex, or MAC), and independently also inhibits leukotriene B4, or LTB4, activity, both elements that are co-located as part of the immune/inflammatory response. Coversin is a recombinant small protein (16,740 Da) derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, where it modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response.

Coversin has received orphan drug status from the U.S. Food and Drug Administration, or the FDA, and the European Medicines Agency, or the EMA, for paroxysmal nocturnal haemoglobinuria, or PNH, and Guillain Barré Syndrome, or GBS. Orphan drug designation provides us with certain benefits and incentives, including a period of marketing exclusivity if regulatory approval of the drug is ultimately received for the designated indication. The receipt of orphan drug designation status does not change the regulatory requirements or process for obtaining marketing approval and the designation does not mean that marketing approval will be received. We intend to apply in the future for orphan drug designation in additional indications we deem appropriate.

On March 29, 2017, we received notice from the U.S. Food and Drug Administration (FDA) of fast track designation for the investigation of Coversin for the treatment of PNH in patients who have polymorphisms conferring Soliris® (eculizumab) resistance. The fast track program was created by the FDA to facilitate the development and expedite the review of new drugs which show promise in treating a serious or life-threatening disease and address an unmet medical need. Drugs that receive this designation benefit from more frequent communications and meetings with the FDA to review the drug’s development plan including the design of the proposed clinical trials, use of biomarkers and the extent of data needed for approval. Drugs with fast track designation may also qualify for priority review to expedite the FDA review process, if relevant criteria are met.

Our initial clinical targets for Coversin are PNH and atypical Hemolytic Uremic Syndrome, or aHUS. We are also targeting patients with polymorphisms of the C5 molecule which interfere with correct binding of eculizumab, a C5 inhibitor currently approved for PNH and aHUS treatment, making these patients resistant to treatment with that drug. In addition to disease targets where complement dysregulation is the key driver, we are also targeting a range of inflammatory diseases where the inhibition of both C5 and LTB4 are implicated, including bullous pemphigoid (a blistering disease of the skin), or BP, and atopic keratoconjunctivitis, or AKC.

Other compounds in our pipeline include engineered versions of Coversin that potentially decrease the frequency of administration, improve potency, or allow for specific tissue targeting, as well as new proteins targeting LBT4 alone, as well as bioamine inhibitors (for example, anti-histamines). In general, these inhibitors act as ligand binding compounds, which may provide additional benefit versus other modes of inhibition. For example, off-target effects are less likely with ligand capture. One example of this benefit is seen with LTB4 inhibition through ligand capture. LTB4 acts to amplify the inflammatory signal by bringing and activating white blood cells to the area of inflammation. Compounds that have targeted the production of leukotrienes will inhibit both the production of pro-inflammatory as well as anti-inflammatory leukotrienes—often diminishing the potential benefit of the drug on the inflammatory system. Coversin has demonstrated that, by capturing LTB4, it is limited to disrupting the white blood cell activation and attraction aspects, without interfering with the anti-inflammatory benefits of other leukotrienes.

Coversin is much smaller than typical antibodies currently used in therapeutic treatment. Coversin can be self-administered by subcutaneous injection, much like an insulin injection, which we believe will provide considerable benefits in terms of patient convenience. We believe that the subcutaneous formulation of Coversin as an alternative to intravenous infusion may accelerate patient uptake if Coversin is approved by regulatory authorities for commercial sale. Patient surveys contracted by us suggest that many patients would prefer to self-inject daily than undergo intravenous infusions. Additionally, Coversin’s bio-physical properties allow it to be potentially used in a variety of formulations, some of which may enable therapeutic use via topical or inhaled routes of administration.

Clinical Development Program — Past and Future

Phase Ia Single Ascending Dose Trial

Coversin entered clinical development in 2013 when a Phase Ia clinical trial was initiated under a Clinical Trials Authorisation (CTA) issued by the Medicines and Healthcare products Regulatory Agency (MHRA), an executive agency of the Department of Health in the United Kingdom. The primary objective of this single ascending dose, first-in-man study was to explore the safety profile of Coversin in 24 subjects. The drug was well tolerated, and no serious or dose-related adverse events were reported. The secondary objective of this Phase Ia clinical trial was to examine the effect of Coversin on complement activity at the highest, therapeutic dose. This showed that the peak onset of action was about nine hours after injection, and that the effect of a single dose was detectable for more than 96 hours. The effects were consistent between all subjects and showed 100% inhibition of the complement system within 12 hours.

Phase 1b Dose Range Finding Trial

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

The data from the 15 mg once daily maintenance cohort demonstrated that subcutaneous Coversin achieved complete complement inhibition (Elisa CH50 < 8 Eq/ml, lower limit of quantification) within the first day following an ablating dose but by day three was unable to maintain complete complement inhibition at the 24-hour trough measurement. A final cohort of 4 healthy volunteers was given 22.5 mg of Coversin as a maintenance dose for 21 days. Complete complement inhibition was demonstrated at the end of the 21 day period of once daily dosing and there we no neutralizing antibodies detected. One volunteer receiving the Coversin in the 30 mg 7 day cohort stopped dosing on day three due to a non-serious adverse event possibly related to antibiotics administered for meningitis prophylaxis. The trial was conducted at Hammersmith Medicines Research Ltd, in London.

Phase II PNH Eculizumab-Resistant Trials

In February 2016, we initiated an open-label Phase II single arm trial for PNH patients with eculizumab resistance due to C5 polymorphisms, pursuant to a clinical trial protocol approved by the European Union national regulatory authority The primary objective of the eculizumab-resistance program was to provide patients who have clinically demonstrated resistance to eculizumab with early access to Coversin as a potentially lifesaving alternative. The patient, who is being treated in the Netherlands, was entered into an open label protocol where safety and efficacy parameters are evaluated on an ongoing basis including measures of complement activity such as CH50 and biomarkers of hemolysis activity such as lactate dehydrogenase, or LDH. Results from the patient with PNH who was resistant to eculizimab due to a C5 polymorphism has demonstrated complete complement inhibition (Elisa CH50 < 8 Eq/ml, lower limit of quantification) and marked LDH reduction to around 1.5 times the upper limit of normal, or ULN. This patient has been transferred to the long-term safety and efficacy CONSERVE study and in aggregate has been treated for more than 28 months of therapy as of June 30, 2018 and has been self-administering Coversin.

In May 2018, we enrolled a second PNH patient with eculizumab resistance due to C5 polymorphisms in an open-label six-month Phase II single arm trial. The trial is being conducted at a study site in New York to determine the safety and efficacy of Coversin. Following the ablating dose, the patient is being dosed twice daily with 22.5mg of Coversin for approximately the first month and will then be dosed once daily with 45mg until the end of the trial. At the end of the trial, the patient will have the option of remaining on Coversin and being entered into our long-term safety and efficacy CONSERVE study.

Phase II COBALT PNH Trial

In the fourth quarter of 2016, we commenced enrollment for a 90-day open-label Phase II, single-arm clinical trial in patients with PNH in five centers in the European Union, known as the COBALT trial. The trial was concluded in December 2017. We enrolled and treated eight patients with Coversin self-administered subcutaneous injections twice a day for approximately the first month and then switched to once daily injections. Of those eight patients, seven completed the 90-day trial while one patient with a suspected co-morbidity unrelated to treatment was withdrawn on day 43 of the trial. Following the ablating dose, the first five patients were dosed twice daily with either 15mg or 22.5mg of Coversin for approximately the first month and then once daily 30mg or 45 mg until end of the trial. Two of those patients were updosed from 30mg to 45mg once daily at Days 40 and 54, respectively and a third patient was updosed to 22.5mg twice daily at Day 24 and moved to 45mg once daily at Day 67. The final three patients recruited were dosed under a revised dosing regime in which following the ablating dose, were dosed twice daily with 22.5mg of Coversin for approximately the first month and then once daily 45mg until the end of the trial. The primary endpoint of the trial was defined as a reduction in LDH to ≤1.8 times the ULN, at day 28.

Results from the COBALT trial showed that patients were comfortable with self-administration of Coversin. Those results showed that there were four serious adverse events, SAEs, and no SAEs related to Coversin. The most commonly reported adverse events were mild self-limiting injection site reactions. All patients that completed the trial saw declines in lactate dehydrogenase, LDH, levels (although in some cases there were intermittent rises). The trial met its primary endpoint defined as an LDH of ≤1.8 X ULN at Day 28. LDH as a multiple of ULN (xULN) was 1.4, 2.2, 2.3, 1.3, 1.4, 2.7, 1.6, 1.3 at day 28 (n=8); 1.5, 2.1, 1.8, 2.2, 1.5, 1.4, 1.3 at day 60 (n=7); and 1.6, 2.4, 2.0, 2.5, 1.9, 1.5, 1.2 at day 90 (n=7). Of the seven patients who completed the study, six were transfusion-dependent prior to the trial. Of those six patients, three have not required transfusions while on Coversin during the trial.

Long-Term Safety and Efficacy CONSERVE Study

CONSERVE is a long-term safety and efficacy study for those patients who wish to continue on Coversin treatment following completion of a trial.

All seven patients that completed the COBALT trial opted to be enrolled into the CONSERVE study. As of June 30, 2018, these patients have been receiving Coversin subcutaneously for between 9 to 18 months in the aggregate (factoring in time spent on COBALT and CONSERVE), with five patients injecting once-daily and two injecting twice daily. To date, there have been no drug-related serious adverse events reported and patients are self-administering. Six of the former COBALT patients were on 45 mg Coversin and one patient was on 30 mg Coversin. Additionally, the long-term eculizumab resistant patient also is in CONSERVE on a 15mg 12-hourly and as of June 30, 2018 has been treated with Coversin for more than 28 months in the aggregate. Subsequent to June 30, 2018, one Polish patient is believed to have withdrawn from CONSERVE following the approval of eculizumab for reimbursement in Poland.

Phase III CAPSTONE PNH Trial and Planned ASSET PNH Trial

In March 2018, we opened our first site for CAPSTONE, a three-part, two-arm, randomized, open label, Phase III clinical trial of Coversin in transfusion dependent PNH patients in specific countries in Europe and other countries, where Soliris® is not the standard of care. The standard of care in these territories is blood transfusion with or without anticoagulation and/or any other concomitant medications for PNH that the patient may be taking. The trial is being run in three parts as follows: (i) in part one, eligible patients (who must be transfusion dependent) enter an up to 3-month observation period, (ii) in part two, a minimum of 30 patients that meet certain criteria in part one are randomized 1:1 to receive for 6 months either Coversin or the standard of care, and (iii) in part three, patients receiving Coversin will continue to receive Coversin plus standard of care for 3 months while patients receiving standard of care will receive Coversin for 3 months. Upon completion of the trial, patients will have the option of remaining on Coversin and being entered into our long-term safety and efficacy CONSERVE study. Following the ablating dose, patients receiving Coversin will be dosed twice daily with 22.5mg of Coversin for approximately the first month and then once daily 45mg until the end of the trial. The objective of the trial is to demonstrate efficacy of Coversin plus standard of care to standard of care in patients with uncontrolled haemolysis due to PNH and to assess safety and tolerability. The primary endpoint of the study is haemoglobin, or Hb, stabilization rate (defined as Hb greater than the set point for each patient defined during the pre-study randomization period) and the avoidance of PRBC transfusions during the treatment period, each as assessed at the end of part two. Secondary and other endpoints include LDH, CH50, quality of life and safety. The Phase III clinical trial is currently recruiting.

We plan in the future to conduct a small proof of principle study followed by ASSET, a Phase III clinical trial in PNH patients who have been treated with Soliris in the United States, Europe and other countries where Soliris is the current standard of care. Based on the FDA’s advice, we may decide to engage in additional discussions with the FDA with respect to the protocol design of ASSET.

Phase II CONCUR aHUS Trial

In the fourth quarter of 2017, we opened our first site for a 180-day, open-label, Phase II, single-arm study to evaluate the safety and efficacy of Coversin in newly diagnosed or relapsed adult aHUS patients. We plan to recruit up to ten patients in study sites in Europe. Upon completion of the trial, patients will have the option of remaining on Coversin and being entered into our long-term safety and efficacy CONSERVE study. Following the ablating dose, patients receiving Coversin will be dosed twice daily with 30mg of Coversin for approximately the first 45 days and then once daily 45mg until the end of the trial. The primary endpoint of the trial is normal platelet count at day 180, defined as platelet count ≥150x 109/L and secondary endpoints include measures of thrombotic microangiopathy, or TMA response, change in platelet count, hematologic normalization, reduction in dialysis, major adverse vascular events rate and safety. The Phase II clinical trial is currently recruiting and to date, no patients have been enrolled.

Phase IIa Bullous Pemphigoid Trial

We continue to develop Coversin in indications that take advantage of the dual-acting properties of the drug to inhibit both C5 and LTB4.In May 2018, we opened our first site for a six-week Phase IIa open label, single-arm trial to evaluate the safety and efficacy of Coversin in patients with mild to moderate BP. We plan to recruit up to nine patients in study sites in Europe. Following the ablating dose, patients receiving Coversin will be dosed once daily with 30mg of Coversin for approximately six weeks. The primary endpoints of the trial is proportion of patients reporting grade 3, 4 and 5 adverse events which are related/possibly related to Coversin during the treatment period and secondary and other endpoints include, among others, Bullous Pemphigoid Disease Area Index scores and quality of life. The Phase IIa clinical trial is currently recruiting and to date, no patients have been enrolled. In a prior pre-clinical mouse model, Coversin demonstrated a statistically significant reduction (~60%, p=0.002) in the affected area with Coversin compared to the vehicle and steroids.

Planned Phase I/II AKC Trial

During the third quarter of 2018, we plan on commencing a Phase I/II randomized, double blinded, placebo-controlled trial to evaluate the safety and efficacy of Coversin in patients with the inflammatory mediated eye disorder AKC. Results in a rodent model of Experimental Immune Conjunctivitis (EIC), undertaken at the world leading Moorfields Hospital Institute of Ophthalmology, showed that Coversin demonstrated significant anti-inflammatory activity. In this preclinical model of severe eye surface inflammation, Coversin, applied topically, resulted in a statistically significant reduction (64%, p<0.001) in late phase inflammation versus placebo.

Immunogenicity

We successfully completed a chronic (28 day) dosing experiment in mice to investigate whether daily subcutaneous administration of the expected therapeutic dose of Coversin induces an antibody response, and whether the antibodies neutralise complement inhibition by Coversin. The data from this chronic dosing experiment showed Coversin was well-tolerated with no injection site allergic reactions or behavioral changes. Coversin can induce formation of low titre anti-drug IgG antibodies in mice after four weeks of daily inoculation, which is not uncommon, but these antibodies were not neutralising and had no effect on Coversin’s ability to inhibit complement.

No neutralizing antibodies have been detected, including in the healthy volunteers in the Phase Ia and Ib trials, the ongoing PNH patient treated for over two years in the eculizumab resistance trial and in the Phase II COBALT study.

Coversin LA: Once Weekly Formulation

Using PASylation®, a proprietary process of XL-protein GmbH, XL-protein has modified Coversin by adding a 600 amino acid proline/alanine/ serine (PAS) N-terminal fusion tag to generate PAS-Coversin (68kDa). The unstructured and uncharged PAS polypeptide increases the apparent molecular size to approximately 700kDa, slowing kidney clearance and extending the half-life.

Data from mouse and rat studies of PAS-Coversin demonstrated that the expected terminal half-life in humans should be approximately 4 days. Based on these data, Pk modeling supports that a once weekly dosing regimen is feasible. We intend to conduct a Phase I clinical study of PAS Coversin in the future based on our availability of resources.

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

Eculizumab resistance

Coversin and eculizumab both prevent the splitting of complement C5 into its active components, but they each accomplish this effect by binding to specific and different sites on the molecule. It has recently been discovered that a small but identifiable subgroup of eculizumab-treated patients have a C5 polymorphism affecting the eculizumab binding site which prevents high affinity binding and makes these patients resistant to treatment — but does not appear to affect binding by Coversin in those patients tested to date. While this polymorphism has been identified in 3.5% of the Japanese population, the prevalence of this and other potential mutations that may interfere with eculizumab binding activity in non-Japanese patients remains unknown.

A currently available blood test enables some of these eculizumab-resistant patients to be identified. We have identified several non-Japanese patients to date and have demonstrated that Coversin fully inhibits complement activity in the blood of these patients by blocking C5. As noted above, we have also been treating a patient with PNH and eculizumab resistance due to a C5 polymorphism for over 28 months and recently initiated treatment of a second eculizumab resistant patient.

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

Bullous Pemphigoid

Bullous pemphigoid, or BP, is an autoimmune blistering skin disease. BP is a serious condition with significant associated morbidity and mortality. Widespread tense and haemorrhagic blisters, skin erosions and severe itching cause patients a great deal of distress and pain.

Untreated, BP may be a self-limiting disease in a proportion of patients with periods of spontaneous remissions and exacerbations. In most patients who are treated, BP remits within 1.5-5 years but may recur once medication is stopped. Patients are often admitted to hospital for initial treatment. The estimates of admission rates for patients with BP vary, but they are generally high, thus representing a significant burden and cost to the healthcare systems, as well to the patients’ and their families /carers. The severity of symptoms and lesions in BP make treatment mandatory. Corticosteroids are often administered and frequent hospital visits are needed for dose adjustments.

Older age at onset and frail general condition are poor prognostic factors. Many available treatments are associated with toxicity and may be poorly tolerated in patients with BP. It is thought that, in the elderly population, corticosteroid treatment contributes to the high mortality rate. This is due, at least in part, to the significant adverse events associated with the use of steroids, such as hypertension, diabetes, infections and osteoporosis. Management of these conditions can be difficult and their treatment represents a significant burden. Therefore, the avoidance of systemic corticosteroids in this vulnerable group of patients is highly desirable and a safer, effective, evidence based alternative is needed.

Treatment should aim to control symptoms with minimum adverse effects where possible. Options are broadly divided into anti-inflammatory drugs, immunosuppressive or immunomodulating drugs, and procedures that aim to remove circulating pathogenic antibodies and inflammatory mediators. Corticosteroids are the most commonly used anti-inflammatory drugs given for treatment of BP. They are administered systemically, for example prednisolone, or topically for very potent steroids such as clobetasol. Anti-inflammatory antibiotics such as tetracyclines are used as well. Long-term use of potent steroids is associated with several adverse effects such as severe skin atrophy, osteoporosis, diabetes, glaucoma, cataract formation, weight gain, and psychologic disturbances. Azathioprine and methotrexate are still commonly used to treat BP. Intravenous immunoglobulins have been used as immunomodulatory agents in BP as well as other auto immune blistering skin diseases.

The choice of treatment depends on the individual patient’s circumstances especially the severity of the BP and presence of comorbidities. All of these treatment options have limited applicability due to reasons associated with efficacy, safety or both. And thus, there exists a need for a safe and effective therapy for BP patients.

Atopic Keratoconjunctivitis

Atopic keratoconjunctivitis, or AKC, is a severe allergic conjunctivitis which usually persists all year and for which the allergen(s) are usually unidentified. AKC, which is an orphan disease, mainly affects adults and is triggered by mast cell activation secondary to inflammatory stimuli including eosinophils, neutrophils and Th2-generated cytokines. Treatment is initially with topical lubricants, antihistamines, immunomodulators (e.g. ciclosporin A) and intermittent steroids but systemic immunotherapy may become necessary in patients unresponsive to topical therapy. AKC sufferers usually exhibit symptoms such as itching, burning, tearing, erythematosus and swollen eye lids. The disease may lead to corneal scarring and may also lead to vascularisation of the cornea. Both eyes are usually affected equally. There is substantial unmet need for topical agents that will prevent the progression of corneal involvement and the requirement for systemic immunomodulators.

Other Indications

We are also conducting discovery and pre-clinical research into the use of an engineered, targeted version of Coversin for the treatment of other diseases such as Myasthenia Gravis.

Market Opportunity in Complement Mediated Diseases

The NIH estimates that approximately 23.5 million Americans may suffer from an autoimmune disorder, although this number may underestimate actual prevalence as it includes only 24 diseases for which good epidemiology studies were available. Researchers have identified 80 – 100 different autoimmune diseases and suspect at least 40 additional diseases of having an autoimmune basis. These diseases are chronic and can be life-threatening. Autoimmune disease is one of the top 10 leading causes of death in female children and women in all age groups up to 64 years of age. The NIH estimates annual direct health care costs for autoimmune diseases to be in the range of $100 billion. As noted earlier, the complement system works with the immune system to disable and clear out foreign invaders and unwanted cells, and as such, plays an important role in the pathology of many autoimmune diseases. The term “Complement Mediated Diseases” applies to diseases and conditions where a patient’s immune system attacks and destroys healthy body tissue by mistake, causing damage through its complement component and through mediators induced by complement activation. These diseases and conditions are often very rare, and include such diseases as PNH, aHUS, GBS, Myasthenia Gravis, transplant mediated organ rejection, glomerulopathies (kidney diseases), as well as numerous other disorders. While not all complement mediated diseases will respond to a direct C5 inhibitor, like Coversin, there is a large market opportunity as demonstrated by eculizumab with $3.1 billion in net sales in 2017.

In addition to those conditions listed, where complement activity is believed to be the primary driver of disease, there are many other poorly treated diseases where in addition to complement activation other inflammatory pathways are implicated. Examples of such diseases where both the complement and leukotriene pathways are both believed to play an active role include AKC, BP vasculitis, trauma and several severe inflammatory lung conditions.

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

Coversin.  If approved, we would expect Coversin to compete in the market for PNH and aHUS treatment with Soliris®, (eculizumab) which was developed by Alexion Pharmaceuticals. Eculizumab is the first and only therapy approved for PNH, is marketed by Alexion and had net sales of approximately $3.1 billion in 2017. Clinicians, nurses and patient groups contacted by us believe that the ability to self-administer Coversin as a fixed-dose daily subcutaneous injection will be an attractive alternative therapy.

There has been a broad research effort in complement based therapy to date, with eculizumab being the first and only therapy approved that directly inhibits C5. We believe that Coversin is amongst the most advanced in clinical development of next generation C5 inhibitors. However, we are aware of certain other companies and academic institutions that are continuing their efforts to discover and develop alternate complement and/or C5 inhibitors, including Alexion, Appelis, Amyndus, Achillion, Omeros, Chemocentryx, True North InflaRx, and RA Pharmaceuticals.

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

Manufacturing

We currently rely on a third-party contract manufacturer, or CMO, which complies with FDA’s current good manufacturing practice requirements, for all of our clinical supplies, including active pharmaceutical ingredients, or APIs, drug substances and finished drug products for our preclinical research and clinical trials, including the Phase I/II trials for Coversin. Analytical methods that define activity, identity, purity, sterility, endotoxin, and host cell related impurities have been established and qualified for release testing of drug substance. We have successfully completed a commercial scale process batch in 2016. We are manufacturing multiple lots of Coversin in 2018.

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on CMOs for the manufacture of Coversin and any other product candidates that we may develop for larger scale preclinical and clinical testing, as well as for commercial quantities of any product candidates that are approved.

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

We plan to expand our relationship with the current CMO for commercial supplies of Coversin, if and when it nears potential approval, and plan to examine alternate CMOs for secondary commercial supplies of Coversin. and other pipeline molecules.

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

We own or have exclusive rights to six United States patents, 74 national patents in Europe derived from five patents granted by the European Patent Office and 22 foreign issued patents in other jurisdictions, and seven United States and 22 foreign or international pending patent applications, relating to the complement C5 inhibitor protein Coversin and to its use in the treatment of key disease indications, as well as to Coversin variants. Our current patent portfolio includes granted patents in the jurisdictions of United States, Canada, major European countries, Japan, China, Australia and New Zealand and pending applications in the jurisdictions of United States, Canada, Europe, Japan, China, Brazil, Israel, India, Republic of Korea, Mexico, Russia, Australia and New Zealand.

Issued patents in the US and other countries which cover our product candidate Coversin and its uses will expire between 2024 and 2031, excluding any patent term extensions that might be available following the grant of marketing authorizations. We have pending patent applications for our product candidate Coversin and its uses that, if issued, would expire in the United States and in countries outside of the United States between 2024 and 2038, excluding any patent term adjustment that might be available following the grant of the patent and any patent term extensions that might be available following the grant of marketing authorizations. These pending patent applications relate to subject matters including: complement inhibitor molecule; methods for treating myasthenia gravis; methods for treating peripheral nerve disorders; methods for treating respiratory disorders; methods for treating viral infections of the respiratory tract; methods of treating complement-mediated diseases in patients with C5 polymorphisms, methods of treating acute graft versus host disease; and methods of treatment of complement mediated neurodevelopmental disorder secondary to zika virus infection.

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

NDAs or BLAs may receive either standard or priority review. Under current FDA review goals, standard review of an NDA for a new molecular entity (NME) or original BLA will be 10 months from the date that the NDA or BLA is filed. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive a priority review of six months. Priority review does not change the standards for approval, but may expedite the approval process.

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

Biologics Price Competition and Innovation Act of 2009

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, amended the PHSA to create an abbreviated approval pathway for two types of “generic” biologics — biosimilars and interchangeable biologic products — and provides for a twelve-year exclusivity period for the first approved biological product, or reference product, against which a biosimilar or interchangeable application is evaluated; however if pediatric studies are performed and accepted by the FDA, the twelve-year exclusivity period will be extended for an additional six months. A biosimilar product is defined as one that is highly similar to a reference product notwithstanding minor differences in clinically inactive components and for which there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity and potency of the product. An interchangeable product is a biosimilar product that may be substituted for the reference product without the intervention of the health care provider who prescribed the reference product.

The biosimilar applicant must demonstrate that the product is biosimilar based on data from: (1) analytical studies showing that the biosimilar product is highly similar to the reference product; (2) animal studies (including toxicity); and (3) one or more clinical studies to demonstrate safety, purity and potency in one or more appropriate conditions of use for which the reference product is approved. In addition, the applicant must show that the biosimilar and reference products have the same mechanism of action for the conditions of use on the label, route of administration, dosage and strength, and the production facility must meet standards designed to assure product safety, purity and potency.

An application for a biosimilar product may not be submitted until four years after the date on which the reference product was first approved. The first approved interchangeable biologic product will be granted an exclusivity period of up to one year after it is first commercially marketed, but the exclusivity period may be shortened under certain circumstances.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S., or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making available in the U.S. a drug for this type of disease or condition will be recovered from sales in the U.S. for that drug. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not itself convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years. Orphan drug exclusivity, however, also could block the approval of one of our product candidates for seven years if a competitor obtains approval of the same drug, for the same designated orphan indication or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease.

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

Fast Track Designation and Accelerated Approval

The FDA is required to facilitate the development, and expedite the review of, drugs that it finds are intended for the treatment of a serious or life-threatening disease or condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new product candidate may request that the FDA designate the product candidate for a specific indication as a fast track drug concurrent with, or after, the filing of the IND for the product candidate. The FDA must determine if the product candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

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

Regulation and Marketing Authorization in the European Union

The process governing approval of medicinal products in the European Union follows essentially the same lines as in the United States and, likewise, generally involves satisfactorily completing each of the following:

•	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable EU Good Laboratory Practice regulations;

•	submission to the relevant national authorities of a clinical trial application, or CTA, which must be approved before human clinical trials may begin;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication

•	submission to the relevant competent authorities of a MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;

•	satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced current cGMP;

•	potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and

•	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

Preclinical Studies

Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies, in order to assess the potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant EU regulations and requirements. The results of the preclinical tests, together with relevant manufacturing information and analytical data, are submitted as part of the CTA and MAA.

Clinical Trial Approval

Requirements for the conduct of clinical trials in the European Union including Good Clinical Practice, or GCP, are implemented in the Clinical Trials Directive 2001/20/EC and the GCP Directive 2005/28/EC. Pursuant to Directive 2001/20/EC and Directive 2005/28/EC, as amended, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, approval must be obtained from the competent national authority of an EU member state in which a study is planned to be conducted, or in multiple member states if the clinical trial is to be conducted in a number of member states. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier, or IMPD, and further supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and other applicable guidance documents. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application in that country.

In April 2014, a new Clinical Trials Regulation, (EU) No 536/2014 was adopted which will replace the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are identical throughout the European Union, the new EU clinical trials legislation was passed as a “regulation” that is directly applicable in all EU member states. All clinical trials performed in the European Union are required to be conducted in accordance with the Clinical Trials Directive 2001/20/EC until the new Clinical Trials Regulation (EU) No 536/2014 becomes applicable, which is scheduled to be in 2019. While not yet in force, the new Regulation is being treated as the template with respect to the emphasis it places on the need for transparency, accuracy and fairness in reporting clinical data.

The new Regulation (EU) No 536/2014 aims to harmonize, simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the Regulation include:

•	A streamlined application procedure via a single entry point, the EU portal.

•	A single set of documents to be prepared and submitted for the application as well as simplified reporting procedures that will spare sponsors from submitting broadly identical information separately to various bodies and different member states.

•	A harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed jointly by all member states concerned. Part II is assessed separately by each member state concerned.

•	Strictly defined deadlines for the assessment of clinical trial application.

•	The involvement of the ethics committees in the assessment procedure in accordance with the national law of the member state concerned but within the overall timelines defined by the Regulation (EU) No 536/2014.

Marketing Authorization

Authorization to market a product in the member states of the European Union proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure.

Centralized Authorization Procedure

The centralized procedure enables applicants to obtain a marketing authorization that is valid in all EU member states based on a single application. Certain medicinal products, including products developed by means of biotechnological processes, must undergo the centralized authorization procedure for marketing authorization, which, if granted by the European Commission, is automatically valid in all 28 EU member states. The EMA and the European Commission administer this centralized authorization procedure pursuant to Regulation (EC) No 726/2004.

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

Administrative Procedure

Under the centralized authorization procedure, the EMA’s Committee for Human Medicinal Products, or CHMP, serves as the scientific committee that renders opinions about the safety, efficacy and quality of medicinal products for human use on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national authority for medicinal products, with expert appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP has 210 days to adopt an opinion as to whether a marketing authorization should be granted. The process usually takes longer in case additional information is requested, which triggers clock-stops in the procedural timelines. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. When an application is submitted for a marketing authorization in respect of a drug that is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may pursuant to Article 14(9) Regulation (EC) No 726/2004 request an accelerated assessment procedure. If the CHMP accepts such request, the time-limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. Once the procedure is completed, a European Public Assessment Report, or EPAR, is produced. If the opinion is negative, information is given as to the grounds on which this conclusion was reached. After the adoption of the CHMP opinion, a decision on the MAA must be adopted by the European Commission, after consulting the EU member states, which in total can take more than 60 days.

Conditional Approval

In specific circumstances, EU legislation (Article 14(7) Regulation (EC) No 726/2004 and Regulation (EC) No 507/2006 on Conditional Marketing Authorisations for Medicinal Products for Human Use) enables applicants to obtain a conditional marketing authorization prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional approvals may be granted for product candidates (including medicines designated as orphan medicinal products) if (1) the risk-benefit balance of the product candidate is positive, (2) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (3) the product fulfills unmet medical needs and (4) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

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

Market Authorizations Granted by Authorities of EU Member States

In general, if the centralized procedure is not followed, there are three alternative procedures as prescribed in Directive 2001/83/EC:

•	The decentralized procedure allows applicants to file identical applications to several EU member states and receive simultaneous national approvals based on the recognition by E.U. member states of an assessment by a reference member state.

•	The national procedure is only available for products intended to be authorized in a single EU member state.

•	A mutual recognition procedure similar to the decentralized procedure is available when a marketing authorization has already been obtained in at least one EU member state.

A marketing authorization may be granted only to an applicant established in the European Union.

Paediatric Studies

Prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Paediatric Investigation Plan, or PIP, covering all subsets of the paediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are set forth in Regulation (EC) No 1901/2006, which is referred to as the Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Paediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

Before a marketing authorization application can be filed, or an existing marketing authorization can be amended, the EMA determines that companies actually comply with the agreed studies and measures listed in each relevant PIP.

Periods of Authorization and Renewals

A marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

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

Orphan drug designation is not a marketing authorization. It is a designation that provides a number of benefits, including fee reductions, regulatory assistance, and the possibility to apply for a centralized EU marketing authorization, as well as ten years of market exclusivity following a marketing authorization. During this market exclusivity period, neither the EMA, the European Commission nor the member states can accept an application or grant a marketing authorization for a “similar medicinal product.” A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as those contained in an authorized orphan medicinal product and that is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may be reduced to six years if, at the end of the fifth year, it is established that the orphan designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. In addition, a competing similar medicinal product may, in limited circumstances, be authorized prior to the expiration of the market exclusivity period, including if it is shown to be safer, more effective or otherwise clinically superior to the already approved orphan drug. Furthermore, a product can lose orphan designation, and the related benefits, prior to obtaining a marketing authorization if it is demonstrated that the orphan designation criteria are no longer met.

Regulatory Data Protection

EU legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, preclinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of ten years of orphan market exclusivity—see also Orphan Drug Designation and Exclusivity. Depending upon the timing and duration of the EU marketing authorization process, products may be eligible for up to five years’ supplementary protection certificates, or SPCs, pursuant to Regulation (EC) No 469/2009. Such SPCs extend the rights under the basic patent for the drug.

Regulatory Requirements After a Marketing Authorization has been Obtained

If we obtain authorization for a medicinal product in the European Union, we will be required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products:

Pharmacovigilance and other requirements

We will, for example, have to comply with the EU’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. Other requirements relate, for example, to the manufacturing of products and APIs in accordance with good manufacturing practice standards. EU regulators may conduct inspections to verify our compliance with applicable requirements, and we will have to continue to expend time, money and effort to remain compliant. Non-compliance with EU requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties in the European Union. Similarly, failure to comply with the EU’s requirements regarding the protection of individual personal data can also lead to significant penalties and sanctions. Individual EU member states may also impose various sanctions and penalties in case we do not comply with locally applicable requirements.

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

Patent Term Extension

In order to compensate the patentee for delays in obtaining a marketing authorization for a patented product, a supplementary certificate, or SPC, may be granted extending the exclusivity period for that specific product by up to five years. Applications for SPCs must be made to the relevant patent office in each EU member state and the granted certificates are valid only in the member state of grant. An application has to be made by the patent owner within six months of the first marketing authorization being granted in the European Union (assuming the patent in question has not expired, lapsed or been revoked) or within six months of the grant of the patent (if the marketing authorization is granted first). In the context of SPCs, the term “product” means the active ingredient or combination of active ingredients for a medicinal product and the term “patent” means a patent protecting such a product or a new manufacturing process or application for it. The duration of an SPC is calculated as the difference between the patent’s filing date and the date of the first marketing authorization, minus five years, subject to a maximum term of five years.

A six-month pediatric extension of an SPC may be obtained where the patentee has carried out an agreed paediatric investigation plan, the authorized product information includes information on the results of the studies and the product is authorized in all member states of the EU. The six-month paediatric extension of SPCs is not available for orphan medicinal products, as such products benefit from a separate two year paediatric extension of orphan status and exclusivity. The six month paediatric extension of SPCs is, however, available for medicinal products which were originally designated as orphan medicinal products but were subsequently (voluntarily) removed from the EU’s Community Register of Orphan Medicinal Products.

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

Pharmaceutical Pricing and Reimbursement

Sales of pharmaceutical products depend in significant part on the extent of coverage and reimbursement from government programs, including Medicare and Medicaid in the U.S., and other third party payers. Third party payers are sensitive to the cost of drugs and are increasingly seeking to implement cost containment measures to control, restrict access to, or influence the purchase of drugs, biologicals, and other health care products and services. Governments may regulate reimbursement, pricing, and coverage of products in order to control costs or to affect levels of use of certain products. Payers may restrict coverage of some products due to cost concerns, by various means such as using payer formularies under which only selected drugs are covered, variable co-payments that make drugs that are not preferred by the payer more expensive in terms of higher out-of-pocket expenses for patients, and by employing utilization management controls, such as discouraging patients’ use of copay coupons and discount cards and imposing requirements for prior authorization before a prescription can be billed or prior clinical failure on another type of treatment before a new product can be prescribed. Payers may especially impose these obstacles to coverage for higher-priced drugs in order to limit the payer’s cost for treatment of the disease. Consequently, any future products may be subject to payer-driven restrictions, rendering patients responsible for a higher percentage of the total cost of drugs in the outpatient setting. This could lower the demand for any future products if the increased patient out-of-pocket cost-sharing obligations are more than they can afford.

Medicare is a U.S. federal government insurance program that covers individuals aged 65 years or older, as well as individuals of any age with certain disabilities, and individuals with End-Stage Renal Disease. The primary Medicare programs that may affect reimbursement for Akari are Medicare Part B, which covers physician services and outpatient care, and Medicare Part D, which provides a voluntary outpatient prescription drug benefit. Medicare Part B provides limited coverage of certain outpatient drugs and biologicals that are reasonable and necessary for diagnosis or treatment of an illness or injury. Under Medicare Part B, reimbursement for most drugs is based on a fixed percentage above the applicable product’s average sales price, or ASP. Manufacturers calculate ASP based on a statutory formula and must report ASP information on a quarterly basis to the Centers for Medicare and Medicaid Services (CMS), the federal agency that administers Medicare and the Medicaid Drug Rebate Program. The current reimbursement rate for drugs and biologicals in both the hospital outpatient department setting and the physician office setting is ASP + 6%. The rate for the physician clinic setting is set by statute, but CMS has the authority to adjust the rate for the hospital outpatient setting on an annual basis. This reimbursement rate may decrease in the future. In both settings, the amount of reimbursement for a product’s usage is updated quarterly based on the manufacturer’s submission of new ASP information about its product or based on the submission of ASP information of each manufacturer that sells a product for which there are multiple competitors in that product market.

Medicare Part D is a prescription drug benefit available to all Medicare beneficiaries. It is a voluntary benefit that is implemented through private plans under contractual arrangements with the federal government. Similar to pharmaceutical coverage through private health insurance, Part D plans negotiate discounts from drug manufacturers. Medicare Part D coverage is available through private plans, and the list of prescription drugs covered by Part D plans varies by plan. However, individual plans are required by statute to cover certain therapeutic categories and classes of drugs or biologicals and to have at least two drugs in each unique therapeutic category or class, with certain exceptions.

Medicare Part A covers inpatient hospital benefits. Hospitals typically receive a single payment for an inpatient stay depending on the Medicare Severity Diagnosis Related Group (MS-DRG) to which the inpatient stay is assigned. The MS-DRG for a hospital inpatient stay varies based on the patient’s condition. Hospitals generally do not receive separate payment for drugs and biologicals administered to patients during an inpatient hospital stay. As a result, hospitals may not have a financial incentive to utilize any future products for inpatients.

Beginning April 1, 2013, the Budget Control Act of 2011, Pub. L. No. 112-25, as amended by the American Taxpayer Relief Act of 2012, Pub. L. 112-240, required Medicare payments for all items and services, including drugs and biologicals, to be reduced by 2% under sequestration (i.e., automatic spending reductions). Subsequent legislation extended the 2% reduction, on average, to 2025. This 2% reduction in Medicare payments affects all Parts of the Medicare program and could impact any future sales of any future products.

On January 20, 2017, President Trump took office as the President of the United States. President Trump has stated that he intends to “repeal and replace” the Affordable Care Act, and Congress has taken initial steps to repeal the law. In December 2017, Congress passed and the President signed into law tax reform legislation that made significant changes to the Affordable Care Act including the repeal of the “individual mandate” that was in place to strongly encourage broad participation in the health insurance markets. Given these changes and other statements of political leaders, we cannot predict the ultimate impact on the Affordable Care Act and the subsequent effect on the pharmaceutical industry at this time.

Various states, such as California, have also taken steps to consider and enact laws or regulations that are intended to increase the visibility of the pricing of pharmaceutical products with the goal of reducing the prices at which we are able to sell our products. Because these various actual and proposed legislative changes are intended to operate on a state-by-state level rather than a national one, we cannot predict what the full effect of these legislative activities may be on our business in the future. Medicaid is a government health insurance program for low-income children, families, pregnant women, and people with disabilities. It is jointly funded by the federal and state governments, and it is administered by individual states within parameters established by the federal government. Coverage and reimbursement for drugs and biologics thus varies by state. Drugs and biologics may be covered under the medical or pharmacy benefit. State Medicaid programs may impose utilization management controls, such as prior authorization, step therapy, or quantity limits on drugs and biologics. Medicaid also includes the Medicaid Drug Rebate Program, under which , as a condition of coverage for our future products by the individual state Medicaid programs, we will be required to pay a retrospective rebate to each state Medicaid program for the quarterly utilization of our products by those respective state Medicaid programs we would be required to pay a rebate to each state Medicaid program for quantities of any future products that are dispensed to Medicaid beneficiaries and paid for by a state Medicaid program as a condition of having federal funds being made available to the states for any future products under Medicaid and Medicare Part B. Those rebates are based on pricing data that would be reported by us on a monthly and quarterly basis to CMS. These data include the average manufacturer price and the best price for each product we sell. As further described below under “U.S. Healthcare Reform and Other U.S. Healthcare Laws,” the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the PPACA, made significant changes to the Medicaid Drug Rebate Program that could negatively impact our results of operations.

Federal law requires that any company that participates in the Medicaid Drug Rebate Program also participate in the Public Health Service’s 340B drug discounted pricing program in order for federal funds to be available for the manufacturer’s drugs under Medicaid and Medicare Part B. The 340B pricing program requires participating manufacturers to agree to charge statutorily-defined covered entities no more than the 340B “ceiling price” for the manufacturer’s covered outpatient drugs. These 340B covered entities include a variety of community health clinics and other entities that receive health services grants from the Public Health Service as well as hospitals that serve a disproportionate share of low-income patients. The 340B ceiling price is calculated using a statutory formula, which is based on the average manufacturer price and rebate amount for the covered outpatient drug as calculated under the Medicaid Drug Rebate Program. Changes to the definition of average manufacturer price and the Medicaid rebate amount under PPACA and CMS’s issuance of final regulations implementing those changes also could affect the 340B ceiling price calculation for any future products and could negatively impact our results of operations. As described below under “U.S. Healthcare Reform and Other U.S. Healthcare Laws,” PPACA expanded the 340B program to include additional types of covered entities but exempts “orphan drugs” designated under section 526 of the FDCA from the ceiling price requirements for these newly-eligible entities. CMS has also implemented new regulations that further define and further expand which health care provider entities are eligible to purchase approved drugs at the discounted 340B prices.

In order to be eligible to have products paid for with federal funds under the Medicaid and Medicare Part B programs and purchased by certain federal agencies and grantees, manufacturers must participate in the Department of Veterans Affairs Federal Supply Schedule, or FSS, pricing program, established by Section 603 of the Veterans Health Care Act of 1992, or VHCA. Under this program, we would be obligated to make our innovator “covered drugs” available for procurement on an FSS contract and charge a price to four federal agencies, Department of Veterans Affairs, Department of Defense, Public Health Service and Coast Guard, the so-called “Big Four” government purchasers, that is no higher than the statutory Federal Ceiling Price, or FCP. The FCP is based on the non-federal average manufacturer price, or Non-FAMP, which we would calculate and report to the Department of Veterans Affairs on a quarterly and annual basis. Under the Tricare Retail Pharmacy program, established by Section 703 of the National Defense Authorization Act for FY 2008 and related regulations, participating manufacturers pay quarterly rebates on utilization of innovator products that are dispensed through the Tricare Retail Pharmacy network to Tricare beneficiaries. The rebates are calculated as the difference between Annual Non-FAMP and FCP. The FCP is based on a weighted average non-federal average manufacturer price (Non-FAMP) which manufacturers are required to report on a quarterly and annual basis to the VA. If a company misstates Non-FAMPs or FCPs it must restate these figures and potentially refund to the government purchasers any overcharges that occurred.

Pursuant to the VHCA, knowing provision of false information in connection with a Non-FAMP filing can subject a manufacturer to penalties of one hundred seventy-eight thousand dollars for each item of false information.

Payers also are increasingly considering new metrics as the basis for reimbursement rates, such as ASP, average manufacturer price, and actual acquisition cost. The existing data for reimbursement based on these metrics is relatively limited, although certain states have begun to survey acquisition cost data for the purpose of setting Medicaid reimbursement rates. CMS surveys and publishes retail community pharmacy acquisition cost information in the form of National Average Drug Acquisition Cost files to provide state Medicaid agencies with a basis of comparison for their own reimbursement and pricing methodologies and rates. It may be difficult to project the impact of these evolving reimbursement mechanics on the willingness of payers to cover any future products.

FSS contracts are federal procurement contracts that include standard government terms and conditions, separate pricing for each product, and extensive disclosure and certification requirements. All items on FSS contracts are subject to a standard FSS contract clause that requires FSS contract price reductions under certain circumstances where pricing is reduced to an agreed “tracking customer.” Further, in addition to the “Big Four” agencies, all other federal agencies and some non-federal entities are authorized to access FSS contracts. FSS contractors are permitted to charge FSS purchasers other than the Big Four agencies “negotiated pricing” for covered drugs that is not capped by the FCP; instead, such pricing is negotiated based on a mandatory disclosure of the contractor’s commercial “most favored customer” pricing.

In addition, pursuant to regulations issued by the DoD TRICARE Management Activity, now the Defense Health Agency, to implement Section 703 of the National Defense Authorization Act for Fiscal Year 2008, participating manufacturers have each of their covered drugs is listed on a Section 703 Agreement under which they have agreed to pay rebates on covered drug prescriptions dispensed to TRICARE beneficiaries by TRICARE network retail pharmacies. Companies are required to list their innovator products on Section 703 Agreements in order for those products to be eligible for DoD formulary inclusion. The formula for determining the rebate is established in the regulations and our Section 703 Agreement and is based on the difference between the annual Non-FAMP and the FCP (as described above, these price points are required to be calculated by us under the VHCA).

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. Moreover, the requirements governing drug pricing and reimbursement vary widely from country to country. For example, in the EU the sole legal instrument at the EU level governing the pricing and reimbursement of medicinal products is Council Directive 89/105/EEC, or the Price Transparency Directive. The aim of the Price Transparency Directive is to ensure that pricing and reimbursement mechanisms established in EU member states are transparent and objective, do not hinder the free movement and trade of medicinal products in the EU and do not hinder, prevent or distort competition on the market. The Price Transparency Directive does not, however, provide any guidance concerning the specific criteria on the basis of which pricing and reimbursement decisions are to be made in individual EU member states. Neither does it have any direct consequence for pricing or levels of reimbursement in individual EU member states. The national authorities of the individual EU member states are free to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices and/or reimbursement of medicinal products for human use. Some individual EU member states adopt policies according to which a specific price or level of reimbursement is approved for the medicinal product. Other EU member states adopt a system of reference pricing, basing the price or reimbursement level in their territory either, on the pricing and reimbursement levels in other countries, or on the pricing and reimbursement levels of medicinal products intended for the same therapeutic indication. Furthermore, some EU member states impose direct or indirect controls on the profitability of the company placing the medicinal product on the market.

Health Technology Assessment, or HTA, of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU member states. These countries include the United Kingdom, France, Germany and Sweden. The HTA process in the EU member states is governed by the national laws of these countries. HTA is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of the use of a given medicinal product in the national healthcare systems of the individual country is conducted. HTA generally focuses on the clinical efficacy and effectiveness, safety, cost, and cost-effectiveness of individual medicinal products as well as their potential implications for the national healthcare system. Those elements of medicinal products are compared with other treatment options available on the market.

The outcome of HTA may influence the pricing and reimbursement status for specific medicinal products within individual EU member states. The extent to which pricing and reimbursement decisions are influenced by the HTA of a specific medicinal product varies between the EU member states.

In 2011, Directive 2011/24/EU was adopted at the EU level. This Directive concerns the application of patients’ rights in cross-border healthcare. The Directive is intended to establish rules for facilitating access to safe and high-quality cross-border healthcare in the EU. Pursuant to Directive 2011/24/EU, a voluntary network of national authorities or bodies responsible for HTA in the individual EU Member States was established. The purpose of the network is to facilitate and support the exchange of scientific information concerning HTAs. In October 2016, the European Commission initiated a public consultation on strengthening EU cooperation on HTA. The consultation was closed in January 2017 and the report was published on May 15, 2017.

Following on from the consultation, on January 31, 2018, the European Commission put forward a proposed HTA Regulation. The proposed regulation covers new medicines and certain new medical devices, “providing the basis for permanent and sustainable cooperation at the EU level for joint clinical assessments in these areas”. Member states will be able to use common HTA tools, methodologies and procedures across the EU, working together in four main areas: 1) joint clinical assessments focusing on the most innovative health technologies with the most potential impact for patients; 2) joint scientific consultations whereby developers can seek advice from HTA authorities; 3) identification of emerging health technologies to identify promising technologies early; and 4) continuing voluntary cooperation in other areas.

Individual member states will continue to be responsible for assessing non-clinical (e.g. economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

The proposed regulation will now be discussed by the European Parliament and the Council of Ministers. It is expected that if it is adopted and enters into force, it will become applicable three years later. Following the date of application, a further three-year period is envisaged to allow for a phase-in approach for member states to adapt to the new system.

U.S. Healthcare Reform and Other U.S. Healthcare Laws

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal healthcare laws, including those commonly referred to as “fraud and abuse” laws have been applied in recent years to restrict certain marketing practices in the pharmaceutical industry. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the U.S. federal government and the states in which we conduct our business. The laws that may affect our ability to operate include the following:

•	The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. This statute has been interpreted to apply broadly to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other. In addition, PPACA amended the Social Security Act to provide that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. A conviction for violation of the Anti-kickback Statute requires mandatory exclusion from participation in federal health care programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and those activities may be subject to scrutiny or penalty if they do not qualify for an exemption or safe harbor.

•	The federal civil False Claims Act, or FCA, prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. This statute also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as FCA defendants in addition to the corporations. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $5,500 to $11,000 per false claim or statement ($10,781 to $21,563 per false claim or statement for penalties assessed after August 1, 2016 for violations occurring after November 2, 2015, and $10,957 to $21,916 per false claim or statement for penalties assessed after February 3, 2017 for violations occurring after November 2, 2015). Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.

•	The federal False Statements Statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services.

•	The federal Civil Monetary Penalties Law authorizes the imposition of substantial civil monetary penalties against an entity, such as a pharmaceutical manufacturer, that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment.

•	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

•	The majority of states also have statutes similar to the federal anti-kickback law and false claims laws that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, that apply regardless of whether the payer is a government entity or a private commercial entity.

•	The federal Open Payments (Physician Payments Sunshine Act) program requires manufacturers of products for which payment is available under Medicare, Medicaid or the State Children’s Health Insurance Program, to track and report annually to the federal government (for disclosure to the public) certain payments and other transfers of value made to physicians and teaching hospitals as well as disclosure of payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations. In addition, several U.S. states and localities have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, and/or make periodic public disclosures on sales, marketing, pricing, clinical trials, and other activities. Other state laws prohibit certain marketing-related activities including the provision of gifts, meals or other items to certain healthcare providers. Many of these laws and regulations contain ambiguous requirements that government officials have not yet clarified. Given the lack of clarity in the laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent federal and state laws and regulations.

Sanctions under these federal and state healthcare laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, monetary damages, criminal fines, disgorgement, additional reporting obligations and oversight if the manufacture becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and individual imprisonment.

Federal and state authorities are continuing to devote significant attention and resources to enforcement of fraud and abuse laws within the pharmaceutical industry, and private individuals have been active in alleging violations of the law and bringing suits on behalf of the government under the FCA. For example, federal enforcement agencies recently have investigated certain pharmaceutical companies’ product and patient assistance programs, including manufacturer reimbursement support services, relationships with specialty pharmacies, and grants to independent charitable foundations.

The PPACA, was adopted in the U.S. in March 2010. This law substantially changes the way healthcare is financed by both governmental and private insurers in the U.S., and significantly impacts the pharmaceutical industry. PPACA contains a number of provisions that are expected to impact our business and operations. Changes that may affect our business include those governing enrollment in federal healthcare programs, reimbursement changes, rules regarding prescription drug benefits under the health insurance exchanges, expansion of the 340B program, expansion of state Medicaid programs, and fraud and abuse and enforcement. These changes will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program.

PPACA contains several provisions that have or could potentially impact our business. PPACA made significant changes to the Medicaid Drug Rebate Program. Effective March 23, 2010, rebate liability expanded from fee-for-service Medicaid utilization to include the utilization of Medicaid managed care organizations as well. With regard to the amount of the rebates owed, PPACA increased the minimum Medicaid rebate from 15.1% to 23.1% of the average manufacturer price for most innovator products; changed the calculation of the rebate for certain innovator products that qualify as line extensions of existing drugs; and capped the total rebate amount for innovator drugs at 100% of the average manufacturer price. In addition, PPACA and subsequent legislation changed the definition of average manufacturer price. In early 2016, CMS issued final regulations to implement the changes to the Medicaid Drug Rebate Program under PPACA, which became effective on April 1, 2016. Finally, PPACA requires pharmaceutical manufacturers of branded prescription drugs to pay a branded prescription drug fee to the federal government. Each individual pharmaceutical manufacturer pays a prorated share of the branded prescription drug fee of $4,000 in 2017 (and set to increase in ensuing years), based on the dollar value of its branded prescription drug sales to certain federal programs identified in the law. Sales of “orphan drugs” are excluded from this fee. “Orphan drugs” are specifically defined for purposes of the fee. For each indication approved by the FDA for the drug, such indication must have been designated as orphan by the FDA under section 526 of the FDCA, an orphan drug tax credit under section 45C of the Internal Revenue Code must have been claimed with respect to such indication, and such tax credit must not have been disallowed by the Internal Revenue Service. Finally, the FDA must not have approved the drug for any indication other than an orphan indication for which a section 45C orphan drug tax credit was claimed (and not disallowed).

Additional provisions of PPACA may negatively affect manufacturer’s revenues in the future. For example, as part of PPACA’s provisions closing a coverage gap that currently exists in the Medicare Part D prescription drug program (commonly known as the “donut hole”), manufacturers of branded prescription drugs are required to provide a 50% discount on branded prescription drugs dispensed to beneficiaries within this donut hole.

PPACA also expanded the Public Health Service’s 340B drug pricing discount program. The 340B pricing program requires participating manufacturers to agree to charge statutorily-defined covered entities no more than the 340B “ceiling price” for the manufacturer’s covered outpatient drugs. PPACA expanded the 340B program to include additional types of covered entities: certain free-standing cancer hospitals, critical access hospitals, rural referral centers and sole community hospitals, each as defined by PPACA. PPACA exempts “orphan drugs” designated under section 526 of the FDCA, from the ceiling price requirements for these newly-eligible entities.

Finally, numerous federal and state laws, including state security breach notification laws, state health information privacy laws, and federal and state consumer protection laws govern the collection, use, and disclosure of personal information. In addition, most healthcare providers and research institutions with whom we collaborate are subject to privacy and security requirements under HIPAA, as amended by HITECH, and its implementing regulations. Although we are currently neither a “covered entity” nor a “business associate” under HIPAA, and these privacy and security requirements do not apply to us, the regulations may affect our interactions with healthcare providers, health plans, and research institutions from whom we obtain patient health information. Further, we could be subject to criminal penalties if we knowingly obtain individually identifiable health information from a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA or for aiding and abetting the violation of HIPAA.

There is significant interest in the United States in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access, including increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. There have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Legislative changes to PPACA also remain possible and appear likely in the 115th U.S. Congress and under the Trump Administration. Although multiple bills to repeal or repeal and replace portions of the PPACA have been introduced in 2017, none of these measure has successfully passed both houses of Congress. Congress may consider other legislation to repeal and replace elements of the PPACA or other health reform measures in the future.

Other Regulations

We are also subject to the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act, or Bribery Act, and other anticorruption laws and regulations pertaining to our financial relationships with foreign government officials. The FCPA prohibits U.S. companies and their representatives from paying, offering to pay, promising, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate to obtain or retain business or to otherwise seek favorable treatment. In many countries in which we operate, the healthcare professionals with whom we interact may be deemed to be foreign government officials for purposes of the FCPA. The Bribery Act, which applies to any company incorporated or doing business in the UK, prohibits giving, offering, or promising bribes in the public and private sectors, bribing a foreign public official or private person, and failing to have adequate procedures to prevent bribery amongst employees and other agents. Penalties under the Bribery Act include potentially unlimited fines for companies and criminal sanctions for corporate officers under certain circumstances. Liability in relation to breaches of the Bribery Act is strict. This means that it is not necessary to demonstrate elements of a corrupt state of mind. However, a defense of having in place adequate procedures designed to prevent bribery is available.

Recent years have seen a substantial increase in anti-bribery law enforcement activity by U.S. regulators, with more frequent and aggressive investigations and enforcement proceedings by both the DOJ and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Increasing regulatory scrutiny of the promotional activities of pharmaceutical companies also has been observed in a number of EU member states. In Germany, a specific anti-corruption provision with regard to healthcare professionals was introduced in the Criminal Code in 2017.

Similar strict restrictions are imposed on the promotion and marketing of drug products in the EU, where a large portion of our non-U.S. business is conducted, and other territories. Laws in the EU, including in the individual EU member states, require promotional materials and advertising for drug products to comply with the product’s Summary of Product Characteristics, or SmPC, which is approved by the competent authorities. Promotion of a medicinal product which does not comply with the SmPC is considered to constitute off-label promotion. The off-label promotion of medicinal products is prohibited in the EU and in other territories. The promotion of medicinal products that are not subject to a marketing authorization is also prohibited in the EU. Laws in the EU, including in the individual EU member states, also prohibit the direct-to-consumer advertising of prescription-only medicinal products. Violations of the rules governing the promotion of medicinal products in the EU and in other territories could be penalized by administrative measures, fines and imprisonment. Furthermore, illegal advertising can be challenged by competitors, and as a result, can be prohibited by court and the responsible company can be obligated to pay damages to the competitor.

Interactions between pharmaceutical companies and physicians are also governed by strict laws, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct in the individual EU member states. The provision of any inducements to physicians to prescribe, recommend, endorse, order, purchase, supply, use or administer a medicinal product is prohibited. A number of EU member states have introduced additional rules requiring pharmaceutical companies to publicly disclose their interactions with physicians and to obtain approval from employers, professional organizations and/or competent authorities before entering into agreements with physicians. These rules have been supplemented by provisions of related industry codes, including the EFPIA Disclosure Code on Disclosure of Transfers of Value from Pharmaceutical Companies to Healthcare Professionals and Healthcare Organizations and related codes developed at national level in individual EU member states. Additional countries may consider or implement similar laws and regulations. Violations of these rules could lead to reputational risk, public reprimands, and/or the imposition of fines or imprisonment. Our present and future business has been and will continue to be subject to various other laws and regulations. Laws, regulations and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals, and the purchase, storage, movement, import and export and use and disposal of hazardous or potentially hazardous substances, including radioactive compounds, used in connection with our research work are or may be applicable to our activities. We cannot predict the impact of government regulation, which may result from future legislation or administrative action, on our business.

Legal Proceedings

On April 27, 2017, we issued a press release stating that Edison Investment Research Ltd., or Edison, has withdrawn its report issued April 26, 2017 titled “Akari’s Coversin matches Soliris in Phase II”, or the “Edison Report”, because it contains material inaccuracies, including without limitation, with respect to our interim analysis of our ongoing Phase II PNH trial of Coversin. Investors were cautioned not to rely upon any information contained in the Edison Report and instead were directed to our press release issued on April 24, 2017 that discusses the interim analysis of our then ongoing Phase II PNH trial and other matters. Our Board of Directors established an ad hoc special committee of the Board to review the involvement, if any, of our personnel with the Edison Report, which was later retracted. Edison was retained by the Company to produce research reports about us. While that review was pending, Dr. Gur Roshwalb, a former Chief Executive Officer, was placed on administrative leave and Dr. Ray Prudo in his role as Executive Chairman temporarily assumed Dr. Roshwalb’s duties in his absence. Following that review, we determined that the Edison Report was reviewed and approved by Dr. Roshwalb, in contravention of Company policy. On May 29, 2017, Dr. Roshwalb submitted his resignation as Chief Executive Officer and member of our Board of Directors, effective immediately.

On May 12, 2017, a putative securities class action captioned Derek Da Ponte v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03577) was filed in the U.S. District Court for the Southern District of New York against us, a former Chief Executive Officer and our Chief Financial Officer. The plaintiff asserted claims alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, or the Exchange Act, based primarily on our press releases or statements issued between April 24, 2017 and May 11, 2017 concerning the Phase II PNH trial of Coversin and the Edison Report about us and actions taken by us after the report was issued. The purported class covers the period from March 30, 2017 to May 11, 2017. The complaint seeks unspecified damages and costs and fees. On May 19, 2017, an almost identical class action complaint captioned Shamoon v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03783) was filed in the same court. On July 11-12, 2017, candidates to be lead plaintiff filed motions to consolidate the cases and appoint a lead plaintiff. On August 10, 2017, the court issued a stipulated order: (i) consolidating the class actions under the caption In re: Akari Therapeutics, PLC Securities Litigation (Case 1:17-cv-03577); and (ii) setting out schedule for plaintiffs to file a consolidated amended complaint and defendants to respond thereto. By order dated September 7, 2017, the court appointed lead plaintiffs for the class and lead plaintiffs’ counsel. On November 6, 2017, lead plaintiffs filed a consolidated amended complaint, or the CAC. While the CAC contains similar substantive allegations to the initial complaints, it adds two additional defendants, Ray Prudo and Edison Investment Research Ltd., and the purported class period was changed to April 24, 2017 through May 30, 2017. On January 10, 2018, at a hearing regarding the defendants’ impending motions to dismiss the CAC, the Court gave plaintiffs permission to file a second consolidated amended complaint, or the SCAC and established a briefing schedule for defendants’ motions to dismiss the SCAC.  Pursuant to that schedule, plaintiffs’ SCAC was filed on January 31, 2018. All briefing on the motions to dismiss was completed on April 20, 2018.  On May 9, 2018, the parties entered into a memorandum of understanding to settle the CAC. A memorandum of understanding is not a definitive settlement agreement, which must be approved by the Court. On June 8, 2018, the parties entered into a memorandum of understanding term sheet. By the terms of the memorandum, the parties agreed in principle to a total payment of $2.7 million in cash.  We recorded the $2.7 million CAC litigation settlement loss in the consolidated statement of comprehensive loss in the year ended December 31, 2017, which is the period in which the lawsuits were originally filed. The $2.7 million CAC settlement liability was recorded as a loss contingency in accrued expenses in our consolidated balance sheets as of December 31, 2017. We expect the full amount of the litigation settlement loss to be covered by our directors’ and officers’ liability insurance. The parties are in the process of documenting the settlement which will be presented to the court for approval.

Separately, Edison has sought indemnification from us pursuant to its contract with us, including reimbursement of all legal expenses that Edison incurs in connection with the securities class action (to which, as discussed above, Edison was added as a defendant on November 6, 2017) and lost profits from customer relationships that Edison claims it lost as a result of the retraction of the Edison Report. The parties have come to an agreement in principle to settle the dispute. The settlement amount is expected to be immaterial to our operations and future cash flows. The parties are in continued discussions regarding finalizing a settlement.

We voluntarily reported to the SEC the circumstances leading to the withdrawal of the Edison Report and the outcome of our special committee’s investigation. In response, the SEC requested certain documents from us with respect to the matters we reported. We have been cooperating with the SEC’s requests for information. On June 5, 2018, we received a subpoena from the SEC, which requested further documents and information primarily related to our Phase II clinical trial of Coversin in connection with an investigation of us that the SEC is conducting. We are in the process of responding to the subpoena and will continue to cooperate with the SEC.

Employees

As of December 31, 2017, we had seventeen full-time employees and one full-time equivalent consultant.

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

We do not currently own any property. We currently lease 4,900 square feet of office space in New York, New York, for approximately $27,000 per month. The lease for this property expires in August 2019.

In addition, in January 2018, we entered into a sublease of approximately 7,070 square feet of office space in New York, New York with a lease term ending on July 29, 2022. Under the sublease, the monthly fixed rent amounts range from approximately $63,000 to $70,000 per month during the lease term for cumulative fixed rent of approximately $3.3 million. In addition to our monthly fixed rent obligations, we are responsible for providing a security deposit, and payment of certain operating costs and taxes associated with the premises. We currently plan to sublease the premises subject to applicable landlord and sublandlord approval. In addition to our monthly fixed rent obligations, we will be responsible for providing a security deposit, and payment of certain operating costs and taxes associated with the premises.

We also lease 1,260 square feet of office space in London, England, for approximately $12,000 per month. The lease for this property expires in March 2019.

We also paid $193,750 in interim housing and related expenses on behalf of our former Chief Executive Officer.  See “Item 6 B. Directors, Senior Management and Employees—Compensation”.

Item 4A.	UNRESOLVED STAFF COMMENTS

None.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 20-F. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in the forward-looking statements as a result of certain factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this report including those set forth under Item 3D ”Risk Factors” in this Annual Report on Form 20-F.

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

On September 18, 2015, we completed our acquisition, or the Acquisition, of all of the capital stock of Volution Immuno Pharmaceuticals SA, or Volution, from RPC Pharma Limited, or RPC, Volution’s sole shareholder, in exchange for ordinary shares, par value £0.01, or ordinary shares, in accordance with the terms of the Share Exchange Agreement, dated as of July 10, 2015, by and among Celsus and RPC. In connection with the Acquisition, the name of the combined company was changed to Akari Therapeutics, Plc. Our American Depositary Shares, or ADSs, each representing 100 ordinary shares, began trading on The NASDAQ Capital Market under the symbol “AKTX” on September 21, 2015.

For accounting purposes, the Acquisition was treated as a “reverse acquisition” and Volution was considered the accounting acquirer. Accordingly, our consolidated financial statements reflect the historical financial statements of Volution as our historical financial statements, except for the legal capital which reflects our legal capital (ordinary shares).

In connection with the consummation of the Acquisition, Celsus issued an aggregate of 722,345,600 ordinary shares to RPC, which represented, prior to giving effect to the Financing (as defined below), 92.85% of Celsus’s outstanding ordinary shares following the closing of the Acquisition (or 91.68% of Celsus ordinary shares on a fully diluted basis). This yielded a share exchange ratio of approximately 721:1 of Akari ordinary shares to RPC shares. Our earnings (loss) per share have been retrospectively adjusted in the Consolidated Statement of Comprehensive Loss to reflect this recapitalization.

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

On October 20, 2017, we completed a public offering of an aggregate of 3,480,000 ADSs representing 348,000,000 ordinary shares for gross proceeds of $17.4 million at a price of $5.00 per ADS. In connection with the offering we incurred $1.7 million of share issuance costs for net proceeds of $15.7 million.

Critical Accounting Policies and Use of Estimates

The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles, or U.S. GAAP, requires management to make estimates, judgments and assumptions. Our management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

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

Share-Based Compensation and Fair Value of Ordinary Shares

We account for awards of equity instruments issued to employees and directors under the fair value method of accounting and recognize such amounts in our Consolidated Statements of Comprehensive Loss. We measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in general administrative and research and development expenses in our Consolidated Statements of Comprehensive Loss using the straight-line method over the service period over which we expect the awards to vest.

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

Warrants and RPC Options

In connection with the issuance of certain warrants, we applied ASC 470-20, “Debt with Conversion and Other Options” (“ASC 470-20”). In accordance with ASC 470-20, we first allocated the proceeds received to the warrant, freestanding liability instrument that is measured at fair value at each reporting date, with changes in the fair values being recognized in our Consolidated Statement of Comprehensive Loss as changes in fair value of option/warrant liabilities. The fair value of the warrants granted was valued by using the Binomial method of valuation. The anti-dilution rights of the warrants were calculated by using the Binomial method of valuation put option using the same parameters as the warrants call option. The computation of expected volatility is based on realized historical share price volatility of our ordinary shares. The expected term is based on the contractual term. The risk-free interest rate assumption is the implied yield currently available on U.S. Treasury yield zero-coupon issues with a remaining term equal to the expected life of the options. The dividend yield assumption is based on our historical experience and expectation of no future dividend payouts and may be subject to substantial change in the future. We have historically not paid cash dividends and have no foreseeable plans to pay cash dividends in the future. At December 31, 2017, the fair value of the warrants was $0. The change in fair value of the warrants for the year ended December 31, 2017, was a decrease of $34,838 and was recognized as a change in fair value of option and warrant liabilities in the Consolidated Statement of Comprehensive Loss.

In connection with a short-term working capital loan from shareholders of approximately $3 million, the shareholders were granted options in RPC, equivalent to 15% of the current outstanding equity issued by RPC. The RPC options were accounted for in accordance with ASC 718, “Compensation-Stock Compensation”. The fair value of the RPC options is estimated using the fair value of Akari ordinary shares times RPC’s ownership in Akari ordinary shares times 15% and was initially valued at approximately $26 million. These options do not relate to the share capital of Akari. At December 31, 2016, the fair value of the options was $7,627,970. At December 2017, the fair value of the options was $5,081,335. The change in fair value of the options in the year ended December 31, 2017, was a decrease of $2,546,635 and was recognized as a change in fair value of option and warrant liabilities in the Consolidated Statement of Comprehensive Loss.

At December 31, 2017, the fair value of the options and warrants was $5,081,335.

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

Results of Operations

For the Years Ended December 31, 2017 and December 31, 2016

Research and development expenses

Research and development expenses for the year ended December 31, 2017 were approximately $23,285,000 compared to approximately $17,306,000 for the year ended December 31, 2016. This 35% or $5,979,000 increase was primarily due to higher expenses of approximately $2,035,000 for manufacturing, $1,633,000 for clinical trial expenses, $988,000 for consulting expense, $929,000 for personnel expenses and $134,000 for stock-based non-cash compensation expense.

We expect our clinical expenses to increase in the future as we conduct additional trials to support the development of Coversin, and advance other product candidates into pre-clinical and clinical development.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2017 were approximately $11,799,000 compared to approximately $9,941,000 for the year ended December 31, 2016. This 19% or $1,858,000 increase was primarily due to higher expenses of approximately $2,276,000 for legal, accounting and professional fees, $574,000 of personnel expenses and $276,000 of recruiting expenses offset by $1,332,000 for stock-based non-cash compensation expense.

We expect our general and administrative expenses to increase due to increased legal, accounting and professional fees associated with being a publicly reporting company in the United States and rental expense associated with offices in the United States and London to support the Company’s operations and anticipated growth.

Litigation settlement loss

Litigation settlement loss for the year ended December 31, 2017 was $2,700,000. This relates to a proposed settlement agreement of our securities class action lawsuit. The parties are in the process of documenting the settlement which will be presented to the court for approval.

Other Income (expenses)

Other income for the year ended December 31, 2017 was approximately $2,385,000 compared to $9,106,000 for the year ended December 31, 2016. This change was primarily attributed to approximately $6,152,000 of lower income related to the change in the fair value of the stock option and warrant liabilities in 2016 than in 2017.

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

Excess Consideration

Excess consideration of approximately $19,283,000 was calculated as the difference between the fair value of the consideration realized from the Acquisition and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed of Celsus. We have recorded this non-cash charge in the Consolidated Statements of Comprehensive Loss in the year ended December 31, 2015 due to the fact that goodwill could not be justified and was considered fully impaired.

Other income/expenses

Other income for the year ended December 31, 2016 was approximately $9,106,000 compared to other expense of $14,733,000 for the year ended December 31, 2015. This change was primarily attributable to approximately $22,974,000 of financing expense related to recording of the stock option liability, $3,054,000 of interest expense in 2015 and $2,675,000 of higher income related to the change in the fair value of the stock option and warrant liabilities in 2015 than in 2016.

B.	Liquidity and Capital Resources

At December 31, 2017, we had $28,106,671 in cash and cash equivalents. In addition, as of December 31, 2017, we had an accumulated deficit in the amount of $110,336,867. Since inception, we have funded our operations primarily through the sale of equity securities and debt financing. In September 2015, we completed a private placement of an aggregate of 3,958,811 restricted ADSs representing 395,881,100 ordinary shares for gross proceeds of $75 million at a price of $18.945 per restricted ADS. In connection with the private placement, we incurred $5.4 million of share issuance costs for net proceeds of $69.6 million. In October 2017, we completed a public offering of an aggregate of 3,480,000 ADSs representing 348,000,000 ordinary shares for gross proceeds of $17.4 million at a price of $5.00 per ADS. In connection with the offering, we incurred $1.7 million of share issuance costs for net proceeds of $15.7 million.

We have not yet generated any revenues and we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. We believe our current cash and cash equivalents and short-term investments are sufficient to fund future operations through the end of the second quarter of 2019.  This forecast of cash resources is forward-looking information that involves risks and uncertainties, and the actual amount of our expenses over the next twelve months could vary materially and adversely as a result of a number of factors, including the risks and uncertainties set forth in Item 3D under the heading “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2017.

For the year ended December 31, 2017, we reported a net loss of $35,399,257 and we expect to continue to incur substantial losses over the next several years during our development phase. Our independent registered public accounting firm, in their report on our audited financial statements for the year ended December 31, 2017 expressed substantial doubt about our ability to continue as a going concern. To fully execute our business plan, we will need, among other things, to complete our research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If we are not successful in these activities or there is not a favorable resolution of the putative class action or SEC investigation, it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund our capital needs, we plans to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales. Additional funds may not be available when we need them, on terms that are acceptable to it, or at all. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution. There can be no assurance that we will be successful in obtaining an adequate level of financing needed for our long-term research and development activities. If we are unable to raise sufficient capital resources, we will not be able to continue the development of all of our products or may be required to delay part of our development programs and significantly reduce our activities in order to maintain our operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

Net cash used in operating activities was $31,599,000 during the year ended December 31, 2017 compared to $24,625,000 during the year ended December 31, 2016. Net cash flow used in operating activities was primarily attributed to our ongoing research activities to support Coversin, including manufacturing, clinical trial and preclinical activities.

Net cash used in operating activities was $24,625,000 during the year ended December 31, 2016 compared to $4,966,000 during the year ended December 31, 2015. Net cash flow used in operating activities was primarily attributed to our ongoing research activities to support Coversin, including manufacturing, clinical trial and preclinical activities.

Net cash provided by investing activities was $9,985,000 during the year ended December 31, 2017. This is cash derived from the maturities of short-term investments compared to $10,067,000 used in investing activities during the year ended December 31, 2016.

Net cash used in investing activities was $10,067,000 during the year ended December 31, 2016. This is cash used to purchase office equipment and short-term investments offset by maturities of short-term securities compared to $1,392,000 provided by investing activities during the year ended December 31, 2015 primarily related to cash acquired from acquisition.

Net cash provided by financing activities was $15,672,000 during the year ended December 31, 2017. In the year ended December 31, 2016, we had no financing activity.

Net cash provided by financing activities was $69,044,000 during the year ended December 31, 2015. This is primarily from net proceeds from issuance of shares and shareholder loans offset by the repayment of shareholder loans.

C.	Research and Development, Patents and Licenses

Our research and development expenditures were approximately $23,285,000, $17,306,000 and $5,799,000 for the years ended December 31, 2017, 2016 and 2015, respectively. Most of such research and development expenditures were in the form of payments to third parties to carry out our manufacturing, pre-clinical and clinical research activities.

We incurred the following research and development expenses for the years ended December 31, 2017, 2016 and 2015:

	Years ended December 31,
	(in $000’s)
	2017	2016	2015
Direct Expenses:
Coversin	$14,063	$12,087	$2,437
Clinical trials	3, 915	1, 982	41
Other	1,572	2,161	1,087
Total direct expenses	19,550	16,230	3,565

Indirect Expenses:
Staffing	2,001	1,062	621
Other indirect	1,734	14	1,613
Total indirect expenses	3,735	1,076	2,234
Total Research and Development	$23,285	$17,306	$5,799

D.	Trend Information

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

E.	Off-balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

F.	Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2017:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3-5 years	More than 5 years
Lease of office space (1)(2)	$732,174	$471,560	$260,614	$-	$-
Total	$732,174	$471,560	$260,614	$-	$-

(1)	In March 2014, we entered into a lease agreement for offices in London which was amended January 1, 2016. The amended lease term commenced on December 1, 2014 and expires in March 2019. We have minimum rental payments of approximately $12,000 plus VAT for each month for our UK offices. The lease can be cancelled early by either party upon 3 months’ notice.

(2)	We also have a five-year lease for offices in the United States effective July 2014. Minimum rental payments range from approximately $25,000 per month to approximately $29,000 per month. The lease expires in August 2019.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table presents the names of the current members of our board of directors and executive officers.

Name	Age	Position

James Hill, M.D.	72	Class A Director

Stuart Ungar, M.D.	74	Class A Director

David Byrne	58	Class A Director

Donald Williams	59	Class A Director

Robert Ward	60	Class A Director

Michael Grissinger	64	Class A Director

Dr. Peter Feldschreiber	75	Class A Director

Clive Richardson	53	Class B Director —Interim Chief Executive Officer and Chief Operating Officer

Ray Prudo	73	Class C Director — Executive Chairman of the Board

Dov Elefant	50	Chief Financial Officer

Biographical information of the members of our board of directors and executive officers is set forth below.

James Hill, M.D., age 72, has served as a member of our board of directors since September 2015. Prior to joining our board of directors, Dr. Hill was a non-executive director and Chairman of Genetix Group Plc from 2001 to 2009, an AIM listed company providing scientists with intelligent solutions for cell imaging and analysis. Previously Dr. Hill was a director and Senior Vice President of Corporate Affairs with SmithKline Beecham, from 1994 to 2001, with global responsibility for Investor Relations, Government Affairs, Communication and was a member of the corporate management team which oversaw corporate strategy. Dr. Hill’s prior experience was in the field of strategic product development working closely with research and development and the global markets. Dr. Hill qualified in medicine at Guys Hospital and became a fellow to The Royal Colleges of Physicians in both London and Edinburgh and was earlier awarded a Hunterian Professorship by The Royal College of Surgeons in England.

Stuart Ungar, M.D., age 74, has served as a member of our board of directors since September 2015. Dr. Ungar is currently a member of our board of directors. After pursuing post-graduate studies in Internal Medicine and research in neuro-pharmacology at The Royal Post-Graduate Medical School, UK, Dr. Ungar was in practice as an Internist at The Princess Grace Hospital, London. Following fifteen years of practice he, jointly with Dr. Raymond Prudo, founded The Doctors Laboratory PLC (TDL), a general pathology laboratory, which provided analytical services to clinicians and pharmaceutical organizations throughout the United Kingdom and abroad. During his tenure as Chairman and Board Director, The Doctors Laboratory PLC grew from a start-up to become one of the largest pathology laboratories in the United Kingdom. It was sold to Sonic Healthcare, a quoted Australian PLC in 2002. Dr. Ungar studied medicine and biochemistry in the University of London at the Royal Free Hospital School of Medicine. As a post-graduate he was admitted to The Royal College of Physicians of the United Kingdom. Dr. Ungar is a Life Fellow of The Royal Society of Medicine and a founder and former Vice-President of The Independent Doctors Federation.

David Byrne, age 58, has served as a member of our board of directors since June 2016. Mr. Byrne is currently Group Chief Executive Officer of Sonic Healthcare UK Group, the United Kingdom’s largest NGO clinical diagnostics organization, a position that he has held since 1997. Mr. Byrne is also the CEO of The Doctors Laboratory which is a subsidiary of Sonic. Mr. Byrne also currently serves as a Main Board Director for CIS Healthcare Limited and served as a Main Board Finance Director for Clinisys Solutions Ltd from 2000 to 2007. He is a UK Chartered Certified Accountant with over 25 years’ experience in corporate finance and developing early stage biotechnology and medical services companies.

Donald Williams, age 59, has served as a member of our board of directors since June 2016. Mr. Williams is a 35-year veteran of the public accounting industry who retired in 2014. Mr. Williams spent 18 years as a partner at Ernst & Young and the last seven years as a partner at Grant Thornton. Mr. Williams’ career focused on private and public companies in the technology and life sciences sectors. During the last seven years at Grant Thornton, he served as the National Leader of Grant Thornton’s Life Sciences Practice and the Managing Partner of the San Diego Office. He was the lead partner for both Ernst & Young and Grant Thornton on multiple initial public offerings; secondary offerings; private and public debt financings; as well as numerous mergers and acquisitions. Mr. Williams serves as a director of Alphatec Holdings, Inc., Impedimed Limited and Marina Biotech, Inc.  Mr. Williams served on the board of directors and is past President and Chairman of the San Diego Venture Group and has served on the board of directors of Proove Biosciences and various charitable organizations in the communities in which he has lived. Mr. Williams is a graduate of Southern Illinois University with a B.S. degree.

Robert E. Ward, age 60, has served as a member of our board of directors since October 2016. Mr. Ward has served as President and Chief Executive Officer and a member of the Board of Directors of Radius Health, Inc. (NasdaqGM: RDUS) since December 2013. Prior to joining Radius, Mr. Ward was Vice President for Strategy and External Alliances for the New Opportunities iMed of AstraZeneca, a biopharmaceutical company, from 2011 to 2013. In addition, he served as Co-Chair of the Joint Development Committees in Astra Zeneca's drug development partnerships with Alcon and Galderma. Prior to AstraZeneca, from 2010 to 2011, Mr. Ward was the Managing Director of Harriman Biopartners, LLC, a biopharmaceutical company, and from 2006 to 2010 he was the Vice President of Corporate Development for NPS Pharmaceuticals, a pharmaceutical company. Mr. Ward received a B.A. in Biology and a B.S. in Physiological Psychology, both from the University of California, Santa Barbara; an M.S. in Management from the New Jersey Institute of Technology; and an M.A. in Immunology from The Johns Hopkins University School of Medicine.

Michael Grissinger, age 64, has served as a member of our board of directors since January 2018. Mr. Grissinger has spent over 20 years at Johnson & Johnson, where he is currently serving as Vice President – M&A Operations, Divestitures and Immunology Business Development. Over the course of his career at Johnson & Johnson Mr. Grissinger has served in a variety of senior-level management roles including Vice President – Corporate Development, Vice President - Worldwide Pharmaceutical Business Development & Licensing as well as Vice President - M&A. He has led transactions and teams across a broad span of deal-types, geographies, and therapeutic disease areas. In addition, Mr. Grissinger served on the management board of Ortho-McNeil, Johnson & Johnson’s largest operating company. Prior to joining Johnson & Johnson, Mr. Grissinger spent over 10 years in the healthcare industry with Ciba-Geigy, now part of Novartis, and SmithKline Beecham. Mr. Grissinger holds a B.Sc. in Chemistry from Juniata College and an MBA from Temple University-Fox School of Business.

Dr. Peter Feldschreiber, age 75, has served as a member of our board of directors since January 2018. Dr. Feldschreiber is dual qualified as a physician and barrister with extensive experience both in the pharmaceutical industry and healthcare law. Since 2004, Dr. Feldschreiber has been a member of 4 New Square chambers in Lincoln’s Inn. He has over 20 years’ experience in the pharmaceutical industry including 10 years’ as European Medical Director at Proctor and Gamble Limited and he has held appointments as Senior Medical Assessor and Special Litigation Coordinator to the Commission on Human Medicines, a U.K. government advisory body, as well as the Committee on Safety of Devices, Medicines, and Healthcare Products Regulatory Agency, part of the U.K. government’s Department of Health. Dr. Feldschreiber is General Editor of the Law and Regulation of Medicines (Oxford University Press) and Consultant Editor for the section on Medicinal Products and Drugs in the Fifth Edition of Halsbury’s Laws of England. Dr. Feldschreiber holds a B.Sc. MB.BS from Kings College Hospital Medical School, University of London, is a Fellow of the Faculty of Pharmaceutical Medicine Royal College of Physicians and holds an LLB Hons. from Thames Valley University.

Clive Richardson, age 53, has served as our Chief Operating Officer and member of our board of directors since September 2015 and as our Interim Chief Executive Officer since May 2018. Prior to that, Mr. Richardson was Head of Operations for Volution, a position he has held from January 2014 until September 2015 and before that he was a consultant to Volution’s predecessor company, Varleigh Immuno Pharmaceuticals, since inception in 2007. Prior to working for Volution and Varleigh, Mr. Richardson served as a member of the board of directors for a range of international healthcare companies, including CIS Healthcare Ltd. and Clinisys Ltd. Mr. Richardson was formerly Head of Equities Research for Investec Bank, and worked as a strategy consultant for L.E.K. Consulting. Mr. Richardson holds an M.A. in Zoology from Trinity College, Oxford University.

Ray Prudo, M.D. age 73, has served as our Executive Chairman since September 2015. Dr. Prudo has been an active investor and developer of healthcare companies for 25 years. Dr. Prudo is the Founder, Chairman, and Chief Executive Officer of Volution and its predecessor company, Varleigh Immuno Pharmaceuticals, since inception in 2007. He is currently a board member of several UK healthcare companies. Dr. Prudo holds an MBBS from the University of London, and an FRCP(C) from the Royal College of Physicians and Surgeons of Canada.

Dov Elefant, age 50, has served as our Chief Financial Officer since January 2012. From March 2011 until January 2012, he was Chief Financial Officer of Althera Medical Ltd. and from March 2009 to February 2011 he performed consulting services to a number of companies. He was also the Corporate Controller, from March 2007 to February 2009 for Lev Pharmaceuticals, which was acquired by ViroPharma in 2008, Controller and Vice President of Finance and Administration at EpiCept Corporation from December 1999 to March 2007, Assistant Controller at Tetragenex Pharmaceuticals from November 1998 to October 1999 and held other accounting and finance roles from March 1991 to October 1998. Mr. Elefant holds a B.S. in accounting from Yeshiva University.

B.	Compensation

Summary Compensation Table

The following table shows the compensation paid or accrued during the last two fiscal years ended December 31, 2017 and 2016 to (1) our Executive Chairman, (2) our Interim Chief Executive Officer and Chief Operating Officer, (3) our Chief Financial Officer, (4) our former Chief Executive Officers, and (5) our former Chief Legal & Compliance Officer and Secretary.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (5)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)

Ray Prudo,	2017	206,000	103,000	—	—	—	—	—		309,000
Executive Chairman	2016	200,000	150,000	—	—	—	—	—		350,000

Clive Richardson,	2017	332,507	135,991	—	113,272	—	—	32,650	(2)	614,420
Interim Chief Executive Officer and Chief	2016	282,178	129,167	—	—	—	—	34,815	(2)	446,160
Operating Officer

Dov Elefant,	2017	240,000	60,000	—	12,586	—	—	7,822	(2)	320,408
Chief Financial Officer	2016	200,000	62,500	—	—	—	—	10,000	(2)	272,500

David Horn Solomon, Ph.D.,	2017	173,611	119,041	—	654,459	—	—	197,879	(4)	1,144,990
Former Chief Executive Officer(3)	2016	—	—	—	—	—	—	—		—

Gur Roshwalb, M.D., Former Chief	2017	187,500	—	—	—	—	—	5,763	(6)	193,263
Executive Officer(5)	2016	375,000	187,500	—	—	—	—	18,750	(6)	581,250

Robert Shaw., Former Chief Legal &	2017	281,745	—	—	45,309	—	—	478,401	(8)	805,455
Compliance Officer and Secretary(7)	2016	218,750	—	—	178,061	—	—	10,925	(2)	407,736

(1)	These amounts represent the aggregate grant date fair value for option awards for fiscal years 2017 and 2016, respectively, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in our Financial Statements, included in our Annual Report on Form 20-F for the years ended December 31, 2017 and 2016.

(2)	Consists of company contributions to a 401K plan or pension scheme.

(3)	Dr. Solomon was appointed as our Chief Executive Officer on August 28, 2017 and resigned as Chief Executive Officer on May 8, 2018.

(4)	Consists of (i) $193,750 in interim housing and related expenses paid on behalf of Dr. Solomon, and (ii) $1,000 per month allowance. See “Item 6 B. Directors, Senior Management and Employees—Compensation”.

(5)	Dr. Roshwalb resigned as Chief Executive Officer on May 29, 2017.

(6)	Consists of accrued vacation paid.

(7)	Mr. Shaw was terminated without cause as Chief Legal & Compliance Officer and Secretary as of January 3, 2018.

(8)	Consists of (i) $8,105 of company contribution to a 401K plan, (ii) $14,269 of accrued vacation, and (iii) $456,027 of severance related payments that accrued in 2017. See “Item 6 B. Directors, Senior Management and Employees—Compensation”.

Narrative Disclosure to Summary Compensation Table

Ray Prudo. On September 21, 2015, in connection with the Acquisition, we entered into an agreement with our Executive Chairman and director, Ray Prudo. The agreement was effective as of September 18, 2015. Under the agreement, Dr. Prudo will hold office as Chairman and Class C Director for a three-year term and thereafter will seek reappointment in accordance with our Articles of Association. Dr. Prudo’s appointment is subject to early termination in accordance with the Articles of Association or if he ceases to be a director.

Dr. Prudo’s current annual salary is $212,180, reflecting a 3% increase beginning January 1, 2018. Upon termination of Dr. Prudo’s appointment, he shall be entitled to any accrued but unpaid base salary and expense reimbursement. Under the agreement, Dr. Prudo is required to maintain the confidentiality of our confidential information.

In a separately entered into agreement with Dr. Prudo on September 2015, Dr. Prudo is entitled to an additional cash payment each calendar year in the discretion of our board of directors based on Dr. Prudo’s performance. Dr. Prudo’s annual cash bonus is currently set at 50% of base salary.

Clive Richardson.   On September 21, 2015, in connection with the Acquisition, we entered into an executive employment agreement with our Chief Operating Officer and director, Clive Richardson. The employment agreement was effective as of September 16, 2015 and shall continue in effect until terminated by either party upon at least six months’ prior written notice. On May 8, 2018, Mr. Richardson was appointed Interim Chief Executive Officer.

Mr. Richardson’s current annual base salary of £259,560, reflecting a 3% increase beginning January 1, 2018. Mr. Richardson is also entitled to an annual cash bonus with a target of 40% of base salary, provided that the actual amount of such bonus may be greater or less that the target amount. The employment agreement also provides that Mr. Richardson is entitled to a stock option grant to purchase 16,271,850 ordinary shares (equivalent to 162,718 ADSs). This option was granted under our 2014 Plan on September 21, 2015, has a ten-year term, is exercisable at a price equal to $0.3221 per share (or $32.21 per ADS) and vests ratably on a semi-annual basis over four years, with a minimum 25% vesting, subject to acceleration in the case of change of control or non-renewal of the employment agreement.

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

Mr. Elefant’s current annual base salary is $264,000, reflecting a 10% increase beginning January 1, 2018. Mr. Elefant is also entitled to an annual cash bonus with a target of 25% of base salary, provided that the actual amount of such bonus may be greater or less that the target amount. The employment agreement also provides that Mr. Elefant is entitled to a stock option grant to purchase 4,067,963 ordinary shares (equivalent to 40,679 ADSs). This option was granted under our 2014 Plan on September 21, 2015, has a ten-year term, is exercisable at a price equal to $0.3221 per share (or $32.21 per ADS) and vests ratably on a semi-annual basis over four years, subject to acceleration in the case of change of control or non-renewal of the employment agreement.

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

Dr. David Horn Solomon. On August 18, 2017, Dr. Solomon was appointed to the Board, effective as of August 28, 2017, as a Class A director until the 2018 annual meeting of the Company’s shareholders. Dr. Solomon was also hired, pursuant to the Executive Employment Agreement, dated August 18, 2017 to be the Chief Executive Officer of the Company, effective August 28, 2017. On May 8, 2018, Dr. Solomon resigned as Chief Executive Officer and director.

Dr. Solomon’s annual base salary was $515,000, reflecting a 3% increase beginning January 1, 2018, and subject to review on an annual basis. Dr. Solomon was entitled to a one-time cash bonus of $50,000 in 2017 plus relocation expenses of up to $80,000 with a gross up for taxes, and a monthly perquisite payment of $1,000. Under the employment agreement, Dr. Solomon was required to relocate his primary residence to and be resident in the New York metropolitan area by August 1, 2018. Dr. Solomon was also eligible to receive an annual cash bonus with a target of 40% of base salary, provided that the actual amount of such bonus shall be determined by the Board or an appropriate committee thereof in its sole discretion. Any bonus for a year in which Dr. Solomon was employed for less than the full year will be prorated. The employment agreement also provided that Dr. Solomon is entitled to a stock option to purchase 26,000,000 Ordinary Shares (equivalent to 260,000 ADSs) under the Company’s Amended and Restated 2014 Equity Incentive Plan. The option had a term of ten years with an exercise price equal to the closing price of the grant date vesting ratably on an annual basis over four years, beginning on the grant date, provided that Dr. Solomon remains employed with the Company, and subject to acceleration in the case of change of control. These options were granted on September 1, 2017. The employment agreement also contained restrictive covenants for our benefit and Dr. Solomon is required to maintain the confidentiality of our confidential information.

On September 14, 2017, we and Dr. Solomon entered into an amendment to the employment agreement amending provisions relating to Dr. Solomon’s relocation to New York. Under the amendment, it was agreed, among other things, that Dr. Solomon would relocate his primary residence and be resident in New York on September 15, 2017 and in lieu of certain relocation expenses originally agreed to in the employment agreement, we would pay up to $193,750 in interim housing and related expenses (including deposits) subject to repayment in certain circumstances. Under the amendment, Dr. Solomon is required to repay $39,500 in deposits at the end of the rental term which expires September 14, 2018, and as a result of Dr. Solomon’s resignation is required to repay to us $18,750 in interim housing and related expenses.

In connection with Dr. Solomon’s resignation, on May 8, 2018, we and Dr. Solomon entered into an Employment Separation and General Release Agreement dated July 18, 2018, or the Solomon Separation Agreement. Pursuant to the terms of the Solomon Separation Agreement, the parties agreed that Dr. Solomon’s employment was terminated by reason of Dr. Solomon’s resignation on May 8, 2018, or the Solomon Separation Date.  Dr. Solomon is entitled to receive, to the extent entitled, any unpaid base salary, vested benefits, accrued but unused vacation time and expense reimbursement through the Solomon Separation Date and, under certain circumstances, reimbursement of up to $5,000 for legal fees incurred in connection with the Solomon Separation Agreement. The Solomon Separation Agreement provides that the 26,000,000 stock options that were granted to Dr. Solomon, all of which were unvested, were forfeited as of the Solomon Separation Date, with no compensation or other payment due to Dr. Solomon. In addition, the Solomon Separation Agreement provides that if Dr. Solomon executes the Solomon Separation Agreement within 21 days of the date of the agreement and does not exercise his right to revoke, we agreed to enter into a promissory note, or the Separation Consideration, with a principal sum of $93,202.24, due with all accrued but unpaid interest on November 8, 2019, which would fully satisfy any amounts owed by Dr. Solomon to us as of the Solomon Separation Date arising out of (a) charges made by Dr. Solomon to the Company credit card, and (b) repayment of interim housing and related expenses under the amendment described above. The Solomon Separation Agreement also contains continuing confidentiality restrictions, a release and a covenant not to sue.

Gur Roshwalb, M.D.  On September 21, 2015, in connection with the Acquisition, we entered into an executive employment agreement with our former Chief Executive Officer and director, Gur Roshwalb. Dr. Roshwalb resigned as Chief Executive Officer on May 29, 2017. Dr. Roshwalb’s most recent annual base salary was $450,000 which was subject to review on an annual basis. Dr. Roshwalb was also entitled to an annual cash bonus with a target of 40% of base salary, provided that the actual amount of such bonus may be greater or less that the target amount. The employment agreement also provided that Dr. Roshwalb was entitled to a stock option grant to purchase 32,543,700 Ordinary Shares (equivalent to 325,437 ADSs). This option was granted under our 2014 Equity Incentive Compensation Plan, or the 2014 Plan, on September 21, 2015, had a ten-year term, was exercisable at a price equal to $0.3221 per share (or $32.21 per ADS) and vested ratably on a semi-annual basis over four years, with a minimum 25% vesting, subject to acceleration in the case of change of control or non-renewal of the employment agreement. The employment agreement further provided that Dr. Roshwalb shall receive no additional compensation for his service on the board of directors. The employment agreement also contained restrictive covenants for our benefit and Dr. Roshwalb is required to maintain the confidentiality of our confidential information.

Robert Shaw. On March 23, 2016, we entered into an executive employment agreement with our former Chief Legal & Compliance Officer and Secretary, Robert Shaw which was subsequently amended on February 15, 2017 and August 2, 2017. Mr. Shaw was terminated without cause as of January 3, 2018. Mr. Shaw’s most recent annual base salary was $318,000 which was subject to review on an annual basis. From February 15, 2017, Mr. Shaw was also entitled to an annual cash bonus with a target of 40% of base salary, provided that the actual amount of such bonus may be greater or less that the target amount. The employment agreement also provided that Mr. Shaw was entitled to a stock option grant to purchase 1,800,000 Ordinary Shares (equivalent to 18,000 ADSs). This option was granted under our 2014 Plan on March 23, 2016, had a ten-year term, is exercisable at a price equal to $.0141 per share (or $14.10 per ADS) and vested ratably on a semi-annual basis over four years, subject to acceleration in the case of change of control or non-renewal of the employment agreement.

In connection with Mr. Shaw’s termination, on January 26, 2018, we and Mr. Shaw entered into an Employment Separation and General Release Agreement dated January 4, 2018, or the Shaw Separation Agreement. Pursuant to the terms of the Shaw Separation Agreement, the parties agreed that Mr. Shaw’s employment was terminated without cause effective December 4, 2017, or the Separation Date, and that he will receive unpaid base salary through January 3, 2018, our portion of health insurance premiums paid for Mr. Shaw through January 3, 2018 and accrued but unused vacation time and expense reimbursement through the Separation Date. In addition, if Mr. Shaw executed the Shaw Separation Agreement within 60 days of the Separation Date and does not exercise his right to revoke, we agreed to (i) pay Mr. Shaw $445,200 as severance pay, (ii) pay Mr. Shaw $10,827, which is an amount equal to our share of the health insurance premiums paid for Mr. Shaw while he was an employee for a period of twelve (12) months following the Separation Date (in both cases less applicable tax withholdings and deductions) and (iii) subject to the approval of the administrator in accordance with the 2014 Incentive Plan, modify the terms of the outstanding option agreements granted to Mr. Shaw on March 23, 2016 and September 1, 2017 such that each tranche of unvested options in the option agreements will continue to vest on the same schedules through September 23, 2018. The Separation Agreement also contains mutual non-disparagement provisions and a release and covenant not to sue.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding all outstanding equity awards for (1) our Executive Chairman, (2) our Interim Chief Executive Officer and Chief Operating Officer, (3) our Chief Financial Officer, (4) our Former Chief Executive Officers, and (5) our former Chief Legal & Compliance Officer and Secretary, as of December 31, 2017:

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)		Number of Securities Underlying Unexercised Options (#) Unexercisable (1)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Ray Prudo	—		—		—	—	—
Clive Richardson	10,169,906	(2)	6,101,944		—	0.3221	9/21/2025
	—		4,500,000	(2)	—	0.35992	9/1/2027

Dov Elefant	40,000	(3)	—		—	1.56	1/11/2022
	100,000	(4)	—		—	2.00	7/1/2023
	40,000	(5)	—		—	0.75	2/5/2024
	2,542,477	(5)	1,525,486		—	0.3221	9/21/2025
	—		500,000		—	0.35992	9/1/2027
David Horn Solomon, Ph.D.	—		26,000,000	(6)	—	0.35992	9/1/2027
Gur Roshwalb, M.D.	—		—		—	—	—
Robert Shaw	675,000	(7)	—		—	0.141	9/23/2018

(1)	Amounts represent options to purchase ordinary shares.

(2)	These options were granted on September 21, 2015, in connection with the Acquisition, have a ten-year term and vest over a four-year period with one-sixteenth of the options granted vesting every three months beginning September 21, 2015, through 2019.

(3)	These options were granted on January 11, 2012, have a ten-year term and were fully exercisable on January 11, 2013.

(4)	These options were granted on September 24, 2013, have a ten-year term and were fully exercisable on July 1, 2014.

(5)	These options were granted on February 5, 2014, have a ten-year term and were fully exercisable on May 31, 2014.

(6)	These options were granted on September 1, 2017, have a ten-year term and vest over a four-year period with one-fourth of the options granted vesting every twelve months beginning September 1, 2017, through 2020.

(7)	These options were granted on September 1, 2017.

Director Compensation

Our director compensation program is administered by our board of directors with the assistance of the compensation committee. The compensation committee conducts an annual review of director compensation and makes recommendations to the board with respect thereto.

Based on the recommendation of our compensation committee, our board of directors adopted an amended and restated non-employee director compensation policy on November 19, 2015 which was subsequently amended on June 29, 2016 and on January 26, 2017. On January 23, 2018, our board approved a 3% increase in cash compensation. As a result, our non-employee directors will be compensated for service on our board of directors as follows in 2018:

•	an annual retainer for service on the board of directors of $38,192;

•	an annual retainer for service as a member of the audit committee, compensation committee, nominating and governance committee and the research and development committee of $5,150;

•	for the chairman of the compensation committee, and nominating and governance committee, an annual retainer of $10,300;

•	for the chairperson of the audit committee, an annual retainer of $15,450;

•	for service on the board, an annual grant of a stock option to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) or Annual Stock Option; the grant is made each year on the date of the Company’s Annual General Meeting of shareholders, or AGM, on the date of the first meeting of the board held following the AGM, or on any date following such AGM as may be recommended by the compensation committee and approved by the Board;

•	for each new non-employee director that is appointed to the board of directors, an initial grant of a stock option to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs), or Initial Stock Option Grant; if the non-employee director was not previously appointed to the board and is first elected at the Company’s AGM, the grant shall be made on the date of the Company’s AGM, on the date of the first meeting of the board held following the AGM, or on any date following such AGM as may be recommended by the compensation committee and approved by the board; if the non-employee director is appointed to the board in advance of the next AGM and will stand for election at that AGM, the grant shall be made at the meeting of the board at which he or she is appointed and, if not made at such meeting, shall be made promptly following such meeting by written unanimous consent of the board; and if the non-employee director is first appointed to the board in advance of the next AGM and will not stand for election at that AGM, the number of shares in the grant and the vesting schedule shall be determined by the compensation committee, taking into account the term of the appointment and the grant shall be made at the meeting of the board at which he or she is appointed and, if not made at such meeting, shall be made promptly following such meeting by written unanimous consent of the board;

•	unless otherwise specified by the board or the compensation committee at the time of grant, each Annual Stock Option granted under this policy shall (i) vest in full on the date of the next AGM following the date of grant, subject to the non-employee director’s continued service on the Board; (ii) have an exercise price equal to the fair market value of the Company’s ordinary shares as determined in the 2014 Plan on the grant date; (iii) terminate ten years after the grant date, (iv) become fully vested immediately prior to a change of control and (v) contain such other terms and conditions as set forth in the form of option agreement approved by the board or the compensation committee prior to the grant date; and

•	unless otherwise specified by the board or the compensation committee at the time of grant, each Initial Stock Option Grant for newly appointed or elected directors granted under the non-employee director compensation policy shall (i) vest ratably in three equal installments with the first installment vesting on the date of the first AGM following the date of the grant, and with the second and third installments vesting, respectively, on the dates of the second and third AGMs following the date of the grant, subject to the non-employee director’s continued service on the board; (ii) have an exercise price equal to the fair market value of the Company’s ordinary shares as determined in the 2014 Plan on the grant date; (iii) terminate ten years after the grant date, (iv) become fully vested immediately prior to a change of control and (v) contain such other terms and conditions as set forth in the form of option agreement approved by the board or the compensation committee prior to the grant date; and

•	each of these options shall be granted under our 2014 Plan, terminate ten years after the grant date and become fully vested immediately prior to a change of control.

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

The following table sets forth information regarding the total compensation awarded to, earned by or paid to each of our non-employee directors during the year ended December 31, 2017 for their service on our board of directors. Dr. Prudo, our Executive Chairman, Clive Richardson, our Interim Chief Executive Officer and Chief Operating Officer and Dr. David Horn Solomon and Dr. Gur Roshwalb, former Chief Executive Officers, did not receive any additional compensation for their service as a director during 2017. The compensation that we pay to the foregoing persons is discussed in the “Summary Compensation Table” above.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)

James Hill, M.D. (2)	56,840	42,983	99,823
Stuart Ungar (3)	46,690	42,983	89,673
David Byrne (4)	46,555	42,983	89,538
Donald Williams (5)	51,765	42,983	94,748
Robert Ward (6)	45,451	42,983	88,434

(1)	These amounts represent the aggregate grant date fair value of options granted to each director during the year ended December 31, 2017 computed in accordance with ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in our Audited Financial Statements, included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

(2)	As of December 31, 2017, options to purchase an aggregate of 3,900,000 ordinary shares (equivalent to 39,000 ADSs) were outstanding, of which 2,243,758 ordinary shares (equivalent to 22,437 ADSs) were exercisable.

(3)	As of December 31, 2017, options to purchase an aggregate of 3,900,000 ordinary shares (equivalent to 39,000 ADSs) were outstanding, of which 2,237,092 ordinary shares (equivalent to 22,370 ADSs) were exercisable.

(4)	As of December 31, 2017, options to purchase an aggregate of 3,900,000 ordinary shares (equivalent to 39,000 ADSs) were outstanding, of which 2,166,666 ordinary shares (equivalent to 21,666 ADSs) were exercisable.

(5)	As of December 31, 2017, options to purchase an aggregate of 3,900,000 ordinary shares (equivalent to 39,000 ADSs) were outstanding, of which 1,733,333 ordinary shares (equivalent to 17,333 ADSs) were exercisable.

(6)	As of December 31, 2017, options to purchase an aggregate of 2,600,000 ordinary shares (equivalent to 26,000 ADSs) were outstanding, of which 433,333 ordinary shares (equivalent to 4,333 ADSs) were exercisable.

C.	Board Practices

Our Articles of Association, as amended, provide that our business is to be managed by the board of directors (subject to any directions made by the members of the Company by special shareholder resolution). Our board of directors is divided into three classes for purposes of election (Class A Directors, who serve a one year term before being subject to re-election at the Company’s annual general meeting; Class B Directors, who serve a two year term before being subject to re-election at the annual general meeting; and Class C Directors who serve a three year term before being subject to re-election at the annual general meeting, provided also that in any two year period, a majority of the board must stand for re-election). Our board of directors currently consists of nine members: James Hill, M.D., Stuart Ungar, M.D., David Byrne, Donald Williams, Michael Grissinger, Peter Feldschreiber and Robert Ward currently serve as Class A directors; Clive Richardson currently serves as a Class B director and Ray Prudo currently serves as a Class C director. Ray Prudo serves as Executive Chairman of our board of directors.

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

As of December 31, 2017, we had seventeen full-time employees and one full-time equivalent consultant. Nine of our employees were engaged in research and development and eight employees and one consultant were engaged in management, administration and finance. Twelve are located in England and six are located in the United States.

None of our employees are members of labor unions.

E.	Share Ownership

Information with respect to share ownership of members of our board of directors and executive officers is included in “Item 7. Major Shareholders and Related Party Transactions”

Option Plans

2014 Plan

In order to retain qualified individuals, the Board previously established the 2007 Stock Option Plan. We currently have issued options representing 480,000 ordinary shares under the 2007 Stock Option Plan.

On June 19, 2014, our board of directors approved the 2014 Equity Incentive Plan, or the 2014 Plan. The shareholders approved the 2014 Plan on June 19, 2014. The purpose of the 2014 Plan is to enable us to continue to attract and retain professional personnel for the purposes of executing our clinical development plan. The material terms of the 2014 are set forth below.

The option plan is administered by our board of directors and grants are made pursuant thereto by the compensation committee. The aggregate number of ordinary shares that may be issued upon exercise of options under the 2014 Plan shall be the sum of: (i) 141,142,420 ordinary shares and (ii) any ordinary shares that are represented by awards granted under the Company’s 2007 Stock Option Plan that are forfeited, expire or are cancelled without delivery of ordinary shares or which result in the forfeiture of ordinary shares back to the Company on or after June 19, 2014, or the equivalent of such number of ordinary shares after the administrator, in its sole discretion, has interpreted the effect of any stock split, stock dividend, combination, recapitalization or similar transaction in accordance with the 2014 Plan; provided, however, that no more than 480,000 ordinary shares shall be added to the 2014 Plan pursuant to subsection (ii). Options may be granted at any time. As of December 31, 2017, options to purchase 51,530,422 of our ordinary shares were outstanding under the 2014 Plan. Unless sooner terminated, the Plan shall expire on April 30, 2024.

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

2007 Stock Option Plan

On August 28, 2007, our board of directors approved the 2007 Stock Option Plan, or the 2007 Stock Option Plan, as amended on April 26, 2012, June 20, 2012 and April 29, 2013. The shareholders approved the 2007 Stock Option Plan on June 20, 2013. The purpose of the 2007 Stock Option Plan was to provide an additional incentive to employees, officers, directors, consultants and other service providers of the Company and any parent or subsidiary of the Company (each as defined in the 2007 Stock Option Plan) to further the growth, development and financial success of the company by providing them with opportunities to purchase shares pursuant to the 2007 Stock Option Plan and to promote the success of the business. The material terms of the 2007 Stock Option Plan are set forth below.

The option plan was administered by the board of directors and grants were made pursuant thereto by the compensation committee. The aggregate number of ordinary shares that could be issued upon exercise of options under the 2007 Stock Option Plan could not exceed 5,865,000 ordinary shares. The board of directors could have, at any time during the term of the 2007 Stock Option Plan, increased the number of shares available for grant under the 2007 Stock Option Plan. As of August 28, 2017, options to purchase 480,000 of our ordinary shares were outstanding under the 2007 Stock Option Plan. The Plan expired on the tenth anniversary of its effective date, August 28, 2017.

The per share exercise price for the shares issued pursuant to the exercise of an option was such price as determined by the board of directors and set forth in the individual option agreement, subject to any guidelines as may have been determined by the board of directors from time to time, provided, however, that the exercise price could not be less than the par value of the shares underlying the option, and subject to other conditions set forth in the 2007 Stock Option Plan.

Options were exercisable pursuant to the terms under which they were awarded and were subject to the terms and conditions of the 2007 Stock Option Plan. In general, an option, or any part thereof, could not be exercised unless the optionee was then a service provider of our company or any parent or subsidiary thereof (as each such term is defined in the 2007 Stock Option Plan). Any tax consequences arising from the grant or exercise of any option from the payment for shares covered thereby, the sale or disposition of such shares and any other expenses was the responsibility of the optionee unless otherwise required by applicable law.

Equity Award Grant Policy

Based on the recommendation of the compensation committee, our board of directors adopted an Equity Award Grant Policy on January 26, 2017, which sets forth policies for us to follow when we grant stock options, shares of restricted stock, restricted stock units or other equity-based awards to employees of the Company or its subsidiaries.

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

Pricing will be based on the closing market price on the NASDAQ Capital Market for all such grants.  All new-hire grants must be made by a writing sent to the recipient stating the terms and conditions and clarifying that the equity award is subject to approval, whether by the delegated authority pursuant to the policy or by the compensation committee or the board itself.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of June 30, 2018 (except where otherwise indicated) for:

•	each person, or group of affiliated persons, who are known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	each member of our board of directors;

•	each of our other executive officers; and

•	all of our directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of June 30, 2018, through the exercise of any option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

Ordinary shares that may be acquired by an individual or group within 60 days of June 30 2018, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The percentage of ownership is based on 1,525,693,393 shares of ordinary shares outstanding on June 30, 2018, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Akari does not know of any arrangements, including any pledge by any person of securities of Akari, the operation of which may at a subsequent date result in a change of control of Akari. Unless otherwise noted, the address of each director and executive officer of Akari is: c/o Akari Therapeutics, Plc, 75/76 Wimpole Street, London W1G 9RT.

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ordinary Shares Beneficially
Directors and Executive Officers
Ray Prudo	782,345,600	(1)	51.3%
Clive Richardson	11,186,897	(2)	*
James Hill, M.D.	3,543,758	(3)	*
Stuart Ungar, M.D.	3,537,092	(4)	*
Dov Elefant	2,976,725	(5)	*
David Byrne	3,466,666	(6)	*
Donald Williams	3,466,666	(7)	*
Robert Ward	2,166,666	(8)	*
Michael Grissinger	—	(9)	*
Peter Feldschreiber	__	(9)	*
All directors and officers as a group (10 persons)	812,690,069		53.3%
5% or More Shareholders
RPC Pharma Limited (10)	782,345,600		51.3%

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	Represents the entire holdings of RPC Pharma Limited. Dr. Prudo has voting and dispositive control over the ordinary shares held by RPC Pharma Limited and owns approximately 71% of RPC’s outstanding shares (including option grants), including 10.64% of RPC’s outstanding shares held in trust for Dr. Ungar. Dr. Prudo disclaims beneficial ownership except to the extent of his actual pecuniary interest in such shares.

(2)	Consists of options to purchase 11,186,897 ordinary shares (equivalent to 11,186 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS), which expire on September 21, 2025. Does not include (i) options to purchase 5,084,953 ordinary shares (equivalent to 50,849 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS) and which expire on September 21, 2025 that vest in more than 60 days from June 30, 2018, and (ii) options to purchase 4,500,000 ordinary shares (equivalent to 45,000 ADSs) at an exercise price of $0.035992 per share (or $3.5992 per ADS) and which expire on September 1, 2027 that vest in more than 60 days from June 30, 2018.

(3)	Consists of (i) options to purchase 231,278 ordinary shares (equivalent to 2,312 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS), which expire on September 21, 2025, (ii) options to purchase 712,480 ordinary shares (equivalent to 7,124 ADSs) at an exercise price of $0.1917 per share (or $19.17 per ADS), which expire on November 25, 2025, (iii) options to purchase 1,300,000 ordinary shares (equivalent to 1,300ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, and (iv) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027. Does not include options to purchase 356,242 ordinary shares (equivalent to 3,562 ADSs) at an exercise price of $0.19165 per share (or $19.165 per ADS) and which expire on November 25, 2025 that vest in more than 60 days from June 30, 2018. Also, does not include shares held by RPC Pharma Limited of which he has a pecuniary interest. Dr. Hill disclaims beneficial ownership of the shares held by RPC Pharma Limited.

(4)	Consists of (i) options to purchase 211,278 ordinary shares (equivalent to 2,112 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS), which expire on September 21, 2025, (ii) options to purchase 725,814 ordinary shares (equivalent to 7,285 ADSs) at an exercise price of $0.1917 per share (or $19.17 per ADS), which expire on November 25, 2025, (iii) options to purchase 1,300,000 ordinary shares (equivalent to 1,300ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, and (iv) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027. Does not include options to purchase 362,908 ordinary shares (equivalent to 3,629 ADSs) at an exercise price of $0.19165 per share (or $19.165 per ADS) and which expire on November 25, 2025 that vest in more than 60 days from June 30, 2018. Also, does not include shares held by RPC Pharma Limited of which he has a pecuniary interest. Dr. Ungar disclaims beneficial ownership of the shares held by RPC Pharma Limited.

(5)	Consists of (i) options to purchase 40,000 ordinary shares (equivalent to 400 ADSs) at an exercise price of $1.56 per share (or $156.00 per ADS), which expire on January 11, 2022, (ii) options to purchase 100,000 ordinary shares (equivalent to 1,000 ADSs) at an exercise price of $2.00 per share (or $200.00 per ADS), which expire on July 1, 2023, (iii) options to purchase 40,000 ordinary shares (equivalent to 400 ADSs) at an exercise price of $0.75 per share (or $75.00 per ADS), which expire on February 5, 2024, and (iv) options to purchase 2,796,725 ordinary shares (equivalent to 27,967 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS), which expire on September 21, 2025. Does not include (i) options to purchase 1,271,238 ordinary shares (equivalent to 12,712 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS) and which expire on September 21, 2025 that vest in more than 60 days from June 30, 2018, and (ii) options to purchase 500,000 ordinary shares (equivalent to 5,000 ADSs) at an exercise price of $0.035992 per share (or $3.5992 per ADS) and which expire on September 1, 2027 that vest in more than 60 days from June 30, 2018.

(6)	Consists of (i) options to purchase 866,666 ordinary shares (equivalent to 8,666 ADSs) at an exercise price of $0.1796 per share (or $17.96 per ADS), which expire on April 22, 2026, (ii) options to purchase 1,300,000 ordinary shares (equivalent to 1,300ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, and (iii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027. Does not include options to purchase 433,334 ordinary shares (equivalent to 4,333 ADSs) at an exercise price of $0.1796 per share (or $17.96 per ADS) and which expire on April 22, 2026 that vest in more than 60 days from June 30, 2018. Also, does not include shares held by RPC Pharma Limited of which he has a pecuniary interest. Mr. Byrne disclaims beneficial ownership of the shares held by RPC Pharma Limited.

(7)	Consists of (i) options to purchase 2,166,666 ordinary shares (equivalent to 2,166 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, and (ii) 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027. Does not include options to purchase 433,334 ordinary shares (equivalent to 4,333 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS) and which expire on June 29, 2026 that vest in more than 60 days from June 30, 2018.

(8)	Consists of (i) options to purchase 866,666 ordinary shares (equivalent to 866 ADSs) at an exercise price of $0.080621 per share (or $8.0621 per ADS), which expire on October 13, 2026, and (ii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027. Does not include options to purchase 433,334 ordinary shares (equivalent to 8,666 ADSs) at an exercise price of $0.080621 per share (or $8.0621 per ADS) and which expire on October 13, 2026 that vest in more than 60 days from June 30, 2018.

(9)	Does not include options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0347 per share (or $3.47 per ADS) and which expire on January 23, 2028 that vest in more than 60 days from June 30, 2018.

(10)	The principal business office of RPC Pharma Limited is c/o Landmark Fiduciare (Suisse) SA, 6 Place des Eaux-Vives, P.O. Box 3461, Geneva, V8 1211, Switzerland.

Deutsche Bank Trust Company Americas, or Deutsche Bank, is the holder of record for the company’s ADR program, pursuant to which each ADS represents 100 ordinary shares. As of June 30, 2018, Deutsche Bank held 1,520,837,700 ordinary shares representing 99.7% of the issued share capital held at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

To our knowledge, from September 18, 2015 to June 30, 2018, the ownership percentage of RPC Pharma Limited decreased by 8.7% from 61% to 51.3%.

B.	Related Party Transactions

The following discloses, since January 1, 2017, certain related party transactions involving us. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements.

Employment and Consulting Agreements

We have or have had employment, consulting or related agreements with each member of our senior management and employee-directors. See “Item 6. Directors, Senior Management and Employees—Compensation”.

Options

We have granted options to purchase our ordinary shares to certain of our officers and directors. See “Item 6.B. Compensation” and “Item 7.A.Major Shareholders”. We describe our option plans under “Item 6.E. Share Ownership” and “Item 7.A. Major Shareholders”.

Office Lease

We lease our UK office space from The Doctors Laboratory, or TDL, and have incurred expenses of approximately $141,000 and $142,000 plus VAT during the years ended December 31, 2017 and December 31, 2016, respectively. David Byrne, a non-employee director of ours is also the CEO of TDL.

Indemnification Agreements

To the extent permitted by the U.K. Companies Act 2006, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. In addition to such indemnification, we provide our directors and executive officers with directors’ and officers’ liability insurance.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with United States GAAP.

B.	Legal Proceedings

See “Item 4 B. Business Overview—Legal Proceedings”.

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

	USD High	USD Low
Annual:
2017	$22.20	$3.18
2016	$19.75	$6.71
2015	$62.00	$4.00
2014	$119.00	$45.80
2013 (from February 19, 2013)	$25.00	$7.10

Quarterly:
Second Quarter 2018 (through June 30, 2018)	$2.46	$1.82
First Quarter 2018	$4.50	$1.70
Fourth Quarter 2017	$8.65	$3.90
Third Quarter 2017	$11.95	$3.18
Second Quarter 2017	$22.20	$4.11
First Quarter 2017	$11.20	$6.22
Fourth Quarter 2016	$9.75	$6.71
Third Quarter 2016	$13.81	$7.93
Second Quarter 2016	$19.75	$12.20
First Quarter 2016	$19.28	$7.63

Monthly:
June 2018	$2.46	$1.82
May 2018	$2.32	$1.72
April 2018	$2.14	$1.75
March 2018	$2.44	$1.70
February 2018	$2.86	$1.79
January 2018	$4.50	$2.80
December 2017	$5.49	$3.90
November 2017	$5.08	$4.01
October 2017	$8.65	$4.00
September 2017	$11.95	$3.40

On July 17, 2018, the last reported sales price of our ordinary shares on the NASDAQ Capital Market was $2.12 per ADS.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “Offering and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Our board of directors is generally authorized to issue up to 10,000,000,000 ordinary shares of £0.01 each until June 28, 2022, without seeking shareholder approval, subject to certain limitations. As of June 30, 2018, there were 1,525,693,393 ordinary shares outstanding, outstanding options and warrants to purchase 91,225,573 ordinary shares and 49,980,422 ordinary shares available for future issuance under our 2014 Equity Incentive Plan. All of our existing issued ordinary shares are fully paid. Accordingly, no further capital may be required by us from the holders of such shares.

The rights and restrictions to which the ordinary shares will be subject are prescribed in our Articles of Association. Our Articles of Association permit our board of directors, with shareholder approval, to determine the terms of any preferred shares that we may issue. Our board of directors is authorized, having obtained the consent of the shareholders, to provide from time to time for the issuance of other classes or series of shares and to establish the characteristics of each class or series, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, redemption, repurchase or exchange rights and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law.

English law does not recognize fractional shares held of record. Accordingly, our Articles of Association do not provide for the issuance of fractional ordinary shares, and our official English share register will not reflect any fractional shares.

We are not permitted under English law to hold our own ordinary shares unless they are repurchased by us and held in treasury.

During the last three years, we have issued an aggregate of 1,470,057,110 ordinary shares and options to purchase an aggregate of 135,260,698 ordinary shares.

B.	Memorandum and Articles of Association

The following summarizes the material rights of holders of ordinary shares, as set out in our Articles of Association. The following summary is qualified in its entirety by reference to the Companies Act and to our Articles of Association, which is filed as an exhibit to our Form 6-K filed with the SEC on July 18, 2017, which is incorporated by reference.

We were originally established as a private limited company under the laws of England and Wales on October 7, 2004 under the name Freshname No. 333 Limited. On January 19, 2005, we changed our name to Morria Biopharmaceuticals Limited and on February 3, 2005, we completed a reverse merger with Morria Biopharmaceuticals Inc., or Morria, a Delaware corporation, in which Morria became our wholly-owned subsidiary and we re-registered as a non-traded public limited company under the laws of England and Wales. Morria was dedicated to the discovery and development of novel, first-in-class, non-steroidal, synthetic anti-inflammatory drugs. On March 22, 2011, we incorporated an Israeli subsidiary, Morria Biopharma Ltd. On June 25, 2013, we changed our name to Celsus Therapeutics PLC and on October 13, 2013 Morria was renamed Celsus Therapeutics Inc. On September 25, 2015, we further changed our name to “Akari Therapeutics, PLC”. As such our affairs are governed by our Articles of Association and the English law.

In the following summary, a “shareholder” is the person registered in our register of members as the holder of the relevant securities. For those ordinary shares that have been deposited in our ADS facility pursuant to our deposit agreement with Deutsche Bank Trust Company Americas, Deutsche Bank Trust Company Americas or its nominee is deemed the shareholder.

Issuance of Options and Warrants

Our Articles of Association provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which we are subject, our board of directors is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as it deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as our board of directors may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Companies Act provides that directors may issue options or warrants without shareholder approval once authorized to do so by the Articles of Association or an ordinary resolution of shareholders. Our board of directors may issue shares upon exercise of options or warrants without shareholder approval or authorization, up to the relevant authorized share capital limit.

Dividends

Our Articles of Association provide that our board of directors may, subject to the applicable provisions of the Companies Act, from time to time, declare such dividend as may appear to the board of directors to be justified by the distributable profits of the company. Subject to the rights of the holders of shares with preferential or other special rights that may be authorized in the future, holders of ordinary shares are entitled to receive dividends according to their rights and interest in our distributable profits. Dividends, to the extent declared, are distributed according to the proportion of the nominal value paid up on account of the shares held at the date so appointed by the Company, without regard to the premium paid in excess of the nominal value, if any. A company may only distribute a dividend out of the company’s distributable profits, as defined under the Companies Act.

Any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and shall revert to us. In addition, the payment by the board of directors of any unclaimed dividend, interest or other sum payable on or in respect of an ordinary share into a separate account shall not constitute us as a trustee in respect thereof.

Rights in a Liquidation

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

Voting Rights

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The ordinary shares do not have cumulative voting rights in the election of directors. As a result, holders of ordinary shares that represent more than 50% of the voting power at the general meeting of shareholders, in person or by proxy, have the power to elect all the directors whose positions are being filled at that meeting to the exclusion of the remaining shareholders. At every annual general meeting, one third of the directors who are subject to retirement by rotation, or as near to it as may be, will retire from office. In any two-year period, a majority of the directors must stand for re-election or replacement. In the event that this majority has not been met and the number of directors eligible for retirement by rotation under the provision of our Articles of Association are not met, any further directors to retire are those who have been in office the longest since their last appointment or re-appointment, but as between persons who became or were last re-appointed directors on the same day, those to retire are determined by the Board of Directors at the recommendation of the Chairman. A retiring director is eligible for re-appointment, subject to the terms of our Articles of Association.

The actions necessary to change the rights of holders of the ordinary shares are as follows: the rights of the shareholders would need to be altered by way of a special resolution requiring 75% vote of the shareholders who are present and voting in person or by proxy. In order to change the rights of a separate class of shares, it will require such a vote by shareholders of that class of shares.

Preemptive Rights

There are no rights of pre-emption under our Articles of Association in respect of transfers of issued ordinary shares. In certain circumstances, our shareholders have preemptive rights with respect to new issuances of equity securities.  However our board of directors is generally authorized to allot equity securities for cash without triggering shareholder preemptive rights, provided that this power shall (i) be limited to the allotment of equity securities up to an aggregate nominal amount of £100,000,000; and (ii) expire (unless previously revoked or varied by us), on June 28, 2022.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be transferred pursuant to our Articles of Association, unless such transfer is restricted or prohibited by another instrument and subject to applicable securities laws. The Articles of Association state that the directors of the Company may refuse to authorize a transfer of shares if the shares in question have not been paid in full and are therefore only partly paid.

Limitation on Owning Securities

Our Articles of Association do not restrict in any way the ownership or voting of ordinary shares by non-residents. If the company serves a demand on a person under section 793 to the Companies Act 2006, that person will be required to disclose any interest he has in the shares of the company.

Fiduciary Duties of Office Holders

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

In addition, the general principles of fiduciary duties as set out in common law continue in place in respect of Directors. The general four principles of fiduciary duties are:

•	No conflict: A must not place himself in a position where his own interests conflict with those of B or where there is a real possibility that this will happen. This is also known as conflict of duty or conflict of interest.

•	No-profit: A must not profit from his position at the expense of B. This is also known as misuse of property held in a fiduciary capacity.

•	Undivided loyalty: A fiduciary owes undivided loyalty to his beneficiary. Rather confusingly, this is sometimes called conflict of duty. A must not place himself in a position where his duty to another customer conflicts with his duty to B.

•	Confidentiality: A must use or disclose information obtained in confidence from B for the benefit only of B.

In the corporate realm, these have been refined as follows:

•	Duty to act in good faith in the best interests of the company: A director had to act at all times in good faith in what he considered was the best interests of the company.

•	Duty to act within the powers conferred by the company’s memorandum and articles of association and to exercise powers for proper purposes: A director could not cause the company to undertake activities outside that permitted by the company’s constitutional documents, or exercise his powers for any “improper purpose”.

•	Duty to avoid conflicting interests and duties: A director was obliged to avoid placing himself in a position where there was a conflict, or possible conflict, between the duties which he owed to the company and either his personal interests or other duties which he owed to a third party.

•	Duty not to make unauthorized profits: A director was under a duty to account for any personal profit made by virtue of his directorship unless the prof it was authorized by shareholder resolution or was in accordance with the company’s articles. The duty to account was strict, and did not depend on fraud or lack of good faith, or on the company suffering any loss.

Standard of Care

A director had to take such actions as would be taken by “a reasonably diligent person,” having both:

•	the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company; and

•	the general knowledge, skill and experience that that director has.

Disclosure of Personal Interests of an Officer Holder

The Companies Act requires that an office holder disclose to the Company any direct or indirect personal interest that he or she may have, and all related material information and documents known to him or her, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event, no later than the board of directors meeting in which the transaction is first discussed.

Section 177 of the Companies Act requires any transaction in which a director has an interest to be declared, and not only those that are extraordinary transactions.

Disclosure of Conflicts of Interests

Except as provided in our Articles of Association, a director may not vote at a meeting of the board or of a committee of the board on any resolution concerning a matter:

•	in which he has (either alone or together with any person connected with him, as provided in the Companies Act) a material interest, other than an interest in shares or debentures or other securities of or in the company; and

•	subject to the Companies Act, which conflicts or may conflict with the interests of the Company.

A director is not counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

Notwithstanding the foregoing, a director is entitled to vote and be counted in the quorum in respect of any resolution concerning any of the following matters:

•	the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of Celsus or any of our subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

•	any proposal concerning an offer of shares or debentures or other securities of or by Celsus or any of our subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant as the holder of such shares, debentures or other securities or in its underwriting or sub-underwriting;

•	any contract, arrangement, transaction or other proposal concerning any other company in which he holds an interest not representing one per cent. or more of any class of the equity share capital (calculated exclusive of any shares of that class held as treasury shares) of such company, or of any third company through which his interest is derived, or of the voting rights available to members of the relevant company, any such interest being deemed for the purpose of this regulation to be a material interest in all circumstances;

•	any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval by Her Majesty’s Revenue & Customs;

•	any contract, arrangement, transaction or proposal concerning the adoption, modification or operation of any scheme for enabling employees, including full time executive directors of Celsus or any of our subsidiaries to acquire shares of Celsus or any arrangement for the benefit of employees of Celsus or any of our subsidiaries, which does not award him any privilege or benefit not awarded to the employees to whom such scheme relates; or

•	any contract, arrangement, transaction or proposal concerning insurance which Celsus proposes to maintain or purchase for the benefit of directors or for the benefit of persons including directors.

Article 26 of the Articles of Association states, that the board may authorize any matter which may otherwise involve a director breaching his duties under certain sections of the Companies Act 2006 to avoid conflicts of interest.

Any director (including the director which has the conflict) may propose that such conflicted director be authorized in relation to any matter which is the subject of such a conflict. The director with the conflict will not count towards the quorum at the meeting at which the conflict is considered and may not vote on any resolution authorizing the conflict. Where the board gives authority in relation to such a conflicts, the board may impose such terms on the relevant director as it deems appropriate.

Directors’ and Officers’ Compensation

The Companies Act requires that a resolution approving provisions to appoint a director for a fixed period of more than two years must not be passed unless a memorandum setting out the proposed contract incorporating the provision is made available to members: in the case of a resolution at a meeting, by being made available for inspection by members of the company both (i) at the company’s registered office for not less than 15 days ending with the date of the meeting, and (ii) at the meeting itself.

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

Redemption Provisions.

We may, subject to applicable law and to our Articles of Association, issue redeemable preference shares and redeem the same.

Capital Calls.

Under our Articles of Association and the Companies Act, the liability of our shareholders is limited to the nominal value (i.e. par). The board of directors has the authority to make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall pay to us as required by such notice the amount called on his shares. If a call remains unpaid after it has become due and payable, and the fourteen days’ notice provided by the board of directors has not been complied with, any share in respect of which such notice was given may be forfeited by a resolution of the board.

No Sinking Fund

Our ordinary shares do not have sinking fund provisions.

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

Transfer Restrictions

Upon the listing of our shares on a Regulated Market (as defined by the Financial Services and Markets Act 2000, the AIM market of the London Stock Exchange, the New York Stock Exchange, the NYSE American, NASDAQ and similar securities exchanges), the Board may decide that up to 100% of each shareholders’ free shares (i.e. unrestricted shares under the applicable rules and regulations) shall be restricted to sale or transfer according to the following provisions, such shares as restricted by the Board being Restricted Shares: (i) during the first six months commencing on the date of the listing, no transfer of Restricted Shares is permitted; (ii) as of the seventh and eighth month following the date of the listing, such a shareholder may transfer shares that constitute up to 12.5% of his Restricted Shares per month; and (iii) as of the ninth month following the date of the listing, the remaining Restricted Shares are no longer considered restricted.

Shareholders’ Meetings and Resolutions

Pursuant to our Articles of Association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy, who hold shares conferring in the aggregate more than 15% of our voting power. If at any time the Company has only one shareholder, such shareholder, in person, by proxy or, if a corporation, by its representative, shall constitute a quorum. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the board may designate. Furthermore, the board of the company may call a general meeting whenever they think fit. If the Board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone the general meeting to another date, time and/or place.

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

Voting at any general meeting of shareholders is by a show of hands, unless a poll is demanded. A poll may be demanded by:

•	the chairman of the meeting;

•	at least five shareholders entitled to vote at the meeting;

•	any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

•	any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

In a vote by a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote. In a vote on a poll, every shareholder who is present in person or by proxy shall have one vote for every share of which they are registered as the holder (provided that no shareholder shall have more than one vote on a show of hands notwithstanding that he may have appointed more than one proxy to vote on his behalf). The quorum for a shareholders’ meeting is a minimum of two persons holding at least 15% of the share capital, present in person or by proxy. To the extent the Articles of Association provide for a vote by a show of hands in which each shareholder has one vote, this differs from U.S. law, under which each shareholder typically is entitled to one vote per share at all meetings.

Holders of ADSs are also entitled to vote by supplying their voting instructions to Deutsche Bank Trust Company Americas who will vote the ordinary shares represented by their ADSs in accordance with their instructions. The ability of Deutsche Bank Trust Company Americas to carry out voting instructions may be limited by practical and legal limitations, the terms of our Articles of Association, and the terms of the ordinary shares on deposit. We cannot assure the holders of our ADSs that they will receive voting materials in time to enable them to return voting instructions to Deutsche Bank Trust Company Americas a timely manner.

Unless otherwise required by law or the Articles of Association, voting in a general meeting is by ordinary resolution. An ordinary resolution is approved by a majority vote of the shareholders present at a meeting at which there is a quorum. Examples of matters that can be approved by an ordinary resolution include:

•	the election of directors;

•	the approval of financial statements;

•	the declaration of final dividends;

•	the appointment of auditors;

•	the increase of authorized share capital; or

•	the grant of authority to issue shares.

A special resolution or an extraordinary resolution requires the affirmative vote of not less than three-fourths of the eligible votes. Examples of matters that must be approved by a special resolution include modifications to the rights of any class of shares, certain changes to the Articles of Association, or our winding-up.

Limitation on Owning Securities

Our Articles of Association do not restrict in any way the ownership or voting of ordinary shares by non-residents. Furthermore, there is no longer an obligation of a shareholder of a UK company which is a non-listed (in the UK or EU) company to voluntarily disclose his shareholding unless, required to do so by the company. If the company serves a demand on a person under section 793 to the Companies Act 2006, that person will be required to disclose any interest he has in the shares of the company.

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

In addition, as discussed above under “Directors and Senior Management”, our board of directors is divided into three classes for purposes of election. One class is elected at each annual meeting of stockholders to serve for a three-year term. Because this would prevent shareholders from replacing the entire board at a single meeting, this provision could also have the effect of delaying, deferring or preventing a change in control of our company.

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

Differences in Corporate Law Between England and the State Of Delaware

As a public limited company incorporated under the laws of England and Wales, the rights of our shareholders are governed by applicable English law, including the Companies Act, and not by the law of any U.S. state. As a result, our directors and shareholders are subject to different responsibilities, rights and privileges than are applicable to directors and shareholders of U.S. corporations. We have set below a summary of the differences between the provisions of the Companies Act applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to English law, Delaware law and our Articles of Association. Before investing, you should consult your legal advisor regarding the impact of English corporate law on your specific circumstances and reasons for investing. The summary below does not include a description of rights or obligations under the U.S. federal securities laws or NASDAQ listing requirements. You are also urged to carefully read the relevant provisions of the Delaware General Corporation Law and the Companies Act for a more complete understanding of the differences between Delaware and English law.

	Delaware	England

Number of Directors	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws, unless specified in the certificate of incorporation.	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.

Removal of Directors	Under Delaware law, directors may be removed from office, with or without cause, by a majority shareholder vote, except (a) in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, unless otherwise provided in the certificate of incorporation, and (b) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.	Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided that 28 clear days’ notice of the resolution is given to the company and certain other procedural requirements under the Companies Act are followed (such as allowing the director to make representations against his or her removal at the meeting and/or in writing).

	Delaware	England

Vacancies on the Board of Directors	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless otherwise provided in the certificate of incorporation or bylaws of the corporation.	Under English law, the procedure by which directors (other than a company’s initial directors) are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually unless a resolution of the shareholders that such resolutions do not have to be voted on individually is first agreed to by the meeting without any vote being given against it.

	Delaware	England

Annual General Meeting	Under Delaware law, the annual meeting of shareholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.	Under the Companies Act, a public limited company must hold an annual general meeting each year. This meeting must be held within six months beginning with the day following the company’s accounting reference date.

General Meeting	Under Delaware law, special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.	Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors. Shareholders holding at least 5% of the paid-up capital (excluding any paid-up capital held as treasury shares) of the company carrying voting rights at general meetings can also require the directors to call a general meeting.

Notice of General Meetings	Under Delaware law, written notice of any meeting of the shareholders must be given to each shareholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

The Companies Act provides that a general meeting (other than an adjourned meeting) must be called by notice of:

•      in the case of an annual general meeting, at least 21 days; and

•      in any other case, at least 14 days.

The company’s articles of association may provide for a longer period of notice and, in addition, certain matters (such as the removal of directors or auditors) require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

Quorum	The certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than 1/3 of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of shareholders.	Subject to the provisions of a company’s articles of association, the Companies Act provides that two shareholders present at a meeting (in person or by proxy) shall constitute a quorum.

	Delaware	England

Proxy	Under Delaware law, at any meeting of shareholders, a shareholder may designate another person to act for such shareholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy (or, in the case of a shareholder which is a corporate body, by way of a corporate representative).

Issue of New Shares	Under Delaware law, if the company’s certificate of incorporation so provides, the directors have the power to authorize additional stock. The directors may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the company or any combination thereof.

Under the Companies Act, the directors of a company must not exercise any power to allot shares or grant rights to subscribe for, or to convert any security into, shares unless they are authorized to do so by the company’s articles of association or by an ordinary resolution of the shareholders.

Any authorization given must state the maximum amount of shares that may be allotted under it and specify the date on which it will expire, which must be not more than five years from the date the authorization was given. The authority can be renewed by a further resolution of the shareholders.

Pre-emptive Rights	Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess pre-emptive rights to subscribe to additional issuances of the corporation’s stock.	Under the Companies Act, “equity securities” (being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution (“ordinary shares”) or (ii) rights to subscribe for, or to convert securities into, ordinary shares) proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.

Liability of Directors and Officers

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its shareholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•      any breach of the director’s duty of loyalty to the corporation or its shareholders;

•      acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•      willful or negligent payment of unlawful dividends or stock purchases or redemptions; or

•      any transaction from which the director derives an improper personal benefit.

Under the Companies Act, any provision (whether contained in a company’s articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director is also void except as permitted by the Companies Act, which provides exceptions for the company to: (i) purchase and maintain insurance against such liability; (ii) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company. Such indemnity must not cover fines imposed in criminal proceedings, penalties imposed by regulatory bodies arising out of non-compliance with regulatory requirements, the defense costs of criminal proceedings where the director is found guilty, the defense costs of civil proceedings successfully brought against the director by the company or an associated company, and the costs of unsuccessful applications by the director for relief); and (iii) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).

	Delaware	England

Voting Rights	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each shareholder of record is entitled to one vote for each share of capital stock held by such shareholder.	Under English law, unless a poll is demanded by the shareholders of a company or is required by the Chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands.

Under the Companies Act, a poll may be demanded by: (i) not fewer than five shareholders having the right to vote on the resolution; (ii) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attached to treasury shares); or (iii) any shareholder (s) holding shares in the company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting.

	Delaware	England

Variation of Class Rights	Under Delaware law, the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

The Companies Act provides that rights attached to a class of shares may only be varied or abrogated in accordance with provision in the company’s articles for the variation or abrogation of those rights or, where the company’s articles contain no such provision, if the holders of shares of that class consent to the variation or abrogation. Consent for these purposes means:

•      consent in writing from the holders of at least 75% in nominal value of the issued shares of that class (excluding any shares held as treasury shares); or

•      a special resolution passed at a separate meeting of the holders of that class sanctioning the variation.

The Companies Act provides that the quorum for a class meeting is not less than two persons holding or representing by proxy at least one-third of the nominal value of the issued shares of that class. Following a variation of class rights, shareholders who amount to not less than 15% of the shareholders of the class in question who did not approve the variation may apply to court to have the variation cancelled. Any application must be made within 21 days of the variation. The court may cancel the variation if it is satisfied having regard to all the circumstances of the case that the variation would unfairly prejudice the shareholders of the class represented by the applicant.

Shareholder Vote on Certain Transactions

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•      the approval of the board of directors; and

•      approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

•      the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and

	Delaware	England

Under Delaware law, a contract or transaction between the company and one or more of its directors or officers, or between the company and any other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall not be void solely for this reason, or solely because the director or officer participates in the meeting of the board which authorizes the contract or transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if:

•      the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the board, and the board in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum;

•      the approval of the court.

Once approved, sanctioned and effective, all shareholders and creditors of the relevant class and the company are bound by the terms of the scheme. The Companies Act also contains certain provisions relating to transactions between a director and the company, including transactions involving the acquisition of substantial non-cash assets from a director or the sale of substantial noncash assets to a director, and loans between a company and a director or certain connected persons of directors. If such transactions meet certain thresholds set out within the Companies Act the approval of shareholders by ordinary resolution will be required.

•      the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

•      the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the shareholders.

Standard of Conduct for Directors	Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the shareholders. Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. The director must not use his or her corporate position for personal gain or advantage. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Under English law, a director owes various statutory and fiduciary duties to the company, including:

•      to act in the way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its shareholders as a whole;

•      to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•      to act in accordance with the company’s constitution and only exercise his or her powers for the purposes for which they are conferred;

•      to exercise independent judgment;

•      to exercise reasonable care, skill and diligence;

•      not to accept benefits from a third party conferred by reason of his or her being a director or doing (or not doing) anything as a director; and

•      a duty to declare any interest that he or she has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

	Delaware	England

Shareholder Suits

Under Delaware law, a shareholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•      state that the plaintiff was a shareholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

•      allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•      state the reasons for not making the effort. Additionally, the plaintiff must remain a shareholder through the duration of the derivative suit.

Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust, subject to complying with the procedural requirements under the Companies Act and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some or all of its shareholders.

Other U.K. Law Considerations

Squeeze-Out

Under the Companies Act, if a takeover offer (as defined in Section 974 of the Companies Act) is made for the shares of a company and the offeror were to acquire, or unconditionally contract to acquire: (i) not less than 90% in value of the shares to which the takeover offer relates (the “Takeover Offer Shares”); and (ii) where those shares are voting shares, not less than 90% of the voting rights attached to the Takeover Offer Shares, the offeror could acquire compulsorily the remaining 10% within three months of the day after the last day on which its offer can be accepted. It would do so by sending a notice to outstanding shareholders telling them that it will acquire compulsorily their Takeover Offer Shares and then, six weeks later, it would execute a transfer of the outstanding Takeover Offer Shares in its favor and pay the consideration to the company, which would hold the consideration on trust for outstanding shareholders. The consideration offered to the shareholders whose Takeover Offer Shares are acquired compulsorily under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

Sell-Out

The Companies Act also gives minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer (as defined in Section 974 of the Companies Act). If a takeover offer related to all the shares of a company and, at any time before the end of the period within which the offer could be accepted, the offeror held or had agreed to acquire not less than 90% of the shares to which the offer relates, any holder of the shares to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those shares. The offeror is required to give any shareholder notice of his or her right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of the minority shareholders to be bought out, but that period cannot end less than three months after the end of the acceptance period. If a shareholder exercises his or her rights, the offeror is bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

Disclosure of Interest in Shares

Pursuant to Part 22 of the Companies Act, a company is empowered by notice in writing to require any person whom the company knows to be, or has reasonable cause to believe to be, interested in the company’s shares or at any time during the three years immediately preceding the date on which the notice is issued to have been so interested, within a reasonable time to disclose to the company details of that person’s interest and (so far as is within such person’s knowledge) details of any other interest that subsists or subsisted in those shares. If a shareholder defaults in supplying the company with the required details in relation to the shares in question (the “Default Shares”), the shareholder shall not be entitled to vote or exercise any other right conferred by membership in relation to general meetings. Where the Default Shares represent 0.25% or more of the issued shares of the class in question, in certain circumstances the directors may direct that:

(i)	any dividend or other money payable in respect of the Default Shares shall be retained by the company without any liability to pay interest on it when such dividend or other money is finally paid to the shareholder; and/or

(ii)	no transfer by the relevant shareholder of shares (other than a transfer approved in accordance with the provisions of the company’s articles of association) may be registered (unless such shareholder is not in default and the transfer does not relate to Default Shares).

Dividends

Under English law, before a company can lawfully make a distribution, it must ensure that it has sufficient distributable reserves. A company’s distributable reserves are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. In addition to having sufficient distributable reserves, a public company will not be permitted to make a distribution if, at the time, the amount of its net assets (that is, the aggregate of the company’s assets less the aggregate of its liabilities) is less than the aggregate of its issued and paid-up share capital and undistributable reserves, or if the distribution would result in the amount of its net assets being less than that aggregate.

Purchase of Own Shares

Under English law, a public limited company may purchase its own shares only out of the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of financing the purchase, provided that it is not restricted from doing so by its articles. A public limited company may not purchase its own shares if as a result of the purchase there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.

Subject to the foregoing, because NASDAQ is not a “recognized investment exchange” under the Companies Act, a company may purchase its own fully paid shares only pursuant to a purchase contract authorized by ordinary resolution of the holders of its ordinary shares before the purchase takes place. Any authority will not be effective if any shareholder from whom the company proposes to purchase shares votes on the resolution and the resolution would not have been passed if such shareholder had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

A share buy back by a company of its ordinary shares will give rise to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration payable by the company, and such stamp duty will be paid by the company. Our Articles of Association do not have conditions governing changes in our capital which are more stringent than those required by law.

Statutory Pre-Emption Rights

Under English law, a company must not allot equity securities to a person on any terms unless the following conditions are satisfied:

(i)	it has made an offer to each person who holds ordinary shares in the company to allot to them on the same or more favorable terms a proportion of those securities that is as nearly as practicable equal to the proportion in nominal value held by them of the ordinary share capital of the company; and

(ii)	the period during which any such offer may be accepted has expired or the company has received notice of the acceptance or refusal of every offer so made.

For these purposes “equity securities” means ordinary shares in the company or rights to subscribe for, or to convert securities into, ordinary shares in the company. “Ordinary shares” means shares other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution. The statutory pre-emption rights are subject to certain exceptions, including the issue of ordinary shares for non-cash consideration, an allotment of bonus shares and the allotment of equity securities pursuant to an employees’ share scheme. The statutory pre-emption rights may also be disapplied with the approval of 75% of shareholders.

U.K. City Code On Takeovers And Mergers

Since our central place of management is not in the United Kingdom, we are currently not subject to the U.K. City Code on Takeovers and Mergers (the “Takeover Code”), which is issued and administered by the U.K. Panel on Takeovers and Mergers, or the Panel.

The Takeover Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person:

•	acquires an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carries 30% or more of the voting rights of our shares; or

•	who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in us, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and depending on the circumstances, its concert parties, would be required (except with the consent of the Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

C.	Material Contracts

Set forth below are summaries of material agreements to which we are a party, other than contracts entered into in the ordinary course of business, that have been in effect since March 15, 2016. In addition to the agreements described below, we also enter into agreements with clinical research organizations, or CROs, for the conduct of our clinical trials. The descriptions provided below do not purport to be complete and are qualified in their entirety by the complete agreements, which are attached as exhibits to this Annual Report.

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

The following summary contains a description of certain United Kingdom and United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs to a U.S. Holder (as defined below) of our ordinary shares or ADSs. The summary is based upon the tax laws of the United Kingdom and the United States and the respective regulations thereunder as of the date hereof, which are subject to change.

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

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor. This discussion assumes that you are familiar with the tax rules applicable to investments in securities generally, and with any special rules to which you may be subject. In particular, the discussion deals only with investors that will hold our ordinary shares or ADSs as capital assets (generally, property held for investment), and does not address the tax treatment of investors that are subject to special rules, such as banks, financial institutions, insurance companies, dealers or traders in securities or currencies, persons that elect mark-to- market treatment, tax-exempt entities (including 401 pensions plans), real estate investment trusts, regulated investment companies, grantor trusts, individual retirement and other tax-deferred accounts, persons that received our ordinary or ADS shares as compensation for the performance of services, persons who own, directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of the United States Internal Revenue Code of 1986, or Code, 10% or more of our total voting power or value, persons that are residents of the U.K. for U.K. tax purposes or that conduct a business or have a permanent establishment in the U.K., persons that hold our ordinary shares or ADSs as a position in a straddle, hedging, conversion, integration, constructive sale or other risk reduction transaction, certain former citizens or long-term residents of the U.S., partnerships and their partners and persons whose functional currency is not the U.S. dollar. This discussion is based on laws, treaties, judicial decisions, and regulatory interpretations in effect on the date hereof, all of which are subject to change, as well as, in the United States, the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. Additionally, the summary below regarding U.S. federal income tax does not address any U.S. state or local tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations or any U.S. federal tax considerations other than U.S. federal income tax considerations.

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

Taxation of Capital Gains

Subject to the comments in the following paragraph, a holder of our ordinary shares or ADSs who, for U.K. tax purposes, is not resident in the U.K. will not be liable for U.K. taxation on capital gains realized on the disposal of our ordinary shares or ADS unless at the time of the disposal:

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

A holder of our ordinary shares or ADSs who (1) is an individual who has ceased to be resident for U.K. tax purposes in the United Kingdom, (2) was solely resident for U.K. tax purposes in the United Kingdom for at least four out of the seven U.K. tax years immediately preceding the year in which he or she ceased to be resident in the United Kingdom, (3) only remains non-resident in the United Kingdom for a period of five years or less and (4) disposes of his or her ordinary shares or ADSs during that period may also be liable, upon returning to the United Kingdom, for U.K. tax on capital gains, subject to any available exemption or relief, even though he or she was not resident in the United Kingdom at the time of the disposal.

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

U.K. Stamp Duty and Stamp Duty Reserve Tax (SDRT)

U.K. legislation provides that SDRT is chargeable at 1.5% on the issuance of a depositary receipt for U.K. shares or securities, or the issuance of such shares or securities into a clearance system. HMRC currently accepts that these provisions contravene European Union law, and accordingly does not seek to enforce SDRT on issues of UK shares and securities to depositary receipt issuers and clearance services anywhere in the world. The UK government has indicated that it will not seek to reimpose such a charge when the United Kingdom leaves the European Union, which is expected to happen in March 2019, although no legislation has been introduced to repeal the charging provision. HMRC still contends that stamp duty/SDRT at 1.5% is payable on transfers (by sale or otherwise) of shares and securities to depository receipt systems or clearance services that are not an integral part of an issue of share capital.

Transfer of shares in registered form

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

United States federal income tax considerations

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

Subject to applicable holding period (which generally requires our ordinary shares to be held for at least 61 days without protection from the risk of loss during the 121-day period beginning 60 days before the ex-dividend date) and other limitations, the U.S. Dollar amount of dividends received on our ordinary shares or ADSs by certain non-corporate U.S. Holders are currently subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends” and certain other requirements are met. Dividends paid on our ordinary shares or ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of the U.S.-U.K. Tax Treaty (as defined below) or the ordinary shares or ADSs are readily tradable on an established U.S. securities market and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. Our ADSs are listed on The NASDAQ Capital Market, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on The NASDAQ Capital Market. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. The Company, which is incorporated under the laws of England and Wales, believes that it qualifies as a resident of the United Kingdom for the purposes of, and is eligible for the benefits of, the Convention between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, signed on July 24, 2001, or the U.S.-U.K. Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-U.K. Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Based on the foregoing, we expect to be considered a qualified foreign corporation under the Code. Accordingly, dividends paid by us to non-corporate U.S. holders with respect to shares that meet the minimum holding period and other requirements are expected to be treated as “qualified dividend income.” However, dividends paid by us will not qualify for the 20% maximum U.S. federal income tax rate if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes, as discussed below. Although we currently believe that distributions on our ordinary shares or ADSs that are treated as dividends for U.S. federal income tax purposes should constitute qualified dividends, no assurance can be given that this will be the case. U.S. Holders should consult their tax advisors regarding the tax rate applicable to dividends received by them with respect to our ordinary shares or ADSs, as well as the potential treatment of any loss on a disposition of our ordinary shares or ADSs as long-term capital loss regardless of the U.S. Holders’ actual holding period for our ordinary shares or ADSs.

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

The additional 3.8% “net investment income tax” (described below) may apply to dividends received by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

U.S. Taxation upon Sale or Other Disposition

Subject to the discussion under “Passive Foreign Investment Company Considerations” below, gain or loss realized by a U.S. Holder on the sale or other taxable disposition of our ordinary shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in our ordinary shares or ADSs and the amount realized on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if our ordinary shares or ADSs have been held for more than one year at the time of the sale or disposition. Any such gain or loss realized will generally be treated as U.S. source gain or loss. In the case of a non-corporate U.S. Holder, long-term capital gains are currently eligible for federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of the ADSs that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and settlement date. Any foreign currency gain or loss a U.S. holder realizes will be U.S. source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of their ordinary shares or ADSs.

The maximum individual rate for long-term capital gain is currently 20%.

The additional 3.8% “net investment income tax” (described below) may apply to gains recognized upon the sale or other taxable disposition of our ordinary shares or ADSs by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

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

Passive foreign investment company rules

Based on the nature of our present business operations, assets and income, we believe that for the year 2017, we were not a PFIC. However, because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2018 or for any other taxable year.

We would be a PFIC for U.S. federal income tax purposes in any taxable year if 75% or more of our gross income would be passive income, or on average at least 50% of the gross value of our assets is held for the production of, or produces, passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. Assets that produce or are held for the production of passive income include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. In making the above determination, we are treated as earning our proportionate share of any income and owning our proportionate share of any asset of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value. If we were considered a PFIC at any time when a U.S. Holder held our ordinary shares or ADSs, we generally should continue to be treated as a PFIC with respect to that U.S. Holder, and the U.S. Holder generally will be subject to special rules with respect to (a) any gain realized on the disposition of our ordinary shares or ADSs and (b) any “excess distribution” by us to the U.S. Holder in respect of our ordinary shares or ADSs. Generally, a distribution during a taxable year to a U.S. Holder with respect to ordinary shares would be treated as an “excess distribution” to the extent that the distribution plus all other distributions received (or deemed to be received) by the U.S. Holder during the taxable year with respect to such ordinary shares, is greater than 125% of the average annual distributions received by the U.S. Holder with respect to such ordinary shares during the three preceding years (or during such shorter period as the U.S. Holder may have held the ordinary shares or ADSs). Under the PFIC rules: (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for our ordinary shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized or to any year before we became a PFIC would be taxable as ordinary income and (iii) the amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect in that year and an interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. Because a U.S. Holder that is a direct (and in certain cases indirect) shareholder of a PFIC is deemed to own its proportionate share of interests in any lower-tier PFICs, U.S. Holders should be subject to the foregoing rules with respect to any of our subsidiaries characterized as PFICs, if we are deemed a PFIC.

In the event we are treated as a PFIC for any taxable year, the tax consequences under the default PFIC regime described above could be avoided by either a “mark-to-market” or “qualified electing fund” election. If our ordinary shares or ADSs are considered “marketable stock,” a U.S. Holder may elect to “mark-to-market” its ADSs. A U.S. Holder making a mark-to-market election (if the eligibility requirements for such an election were satisfied) generally would not be subject to the PFIC rules discussed above, except with respect to any portion of the holder’s holding period that preceded the effective date of the election. Instead, such U.S. Holder would generally include in income any excess of the fair market value of the ordinary shares or ADSs at the close of each tax year over its adjusted basis in the ordinary shares or ADSs. If the fair market value of the ordinary shares of ADSs had depreciated below the U.S. Holders adjusted basis at the close of the tax year, the U.S. Holder may generally deduct the excess of the adjusted basis of the ordinary shares or ADSs over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that the U.S. Holder included in income with respect to such ordinary shares or ADSs in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares or ADSs with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in income with respect to such ordinary share or ADSs in prior years). Gain or loss from the disposition of ordinary shares or ADSs (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC, will be capital gain or loss. Our ordinary shares or ADSs should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities. Any such mark to market election would not be available for a lower-tier PFIC.

Alternatively, a U.S. Holder making a valid and timely “qualified electing fund” or “QEF” election generally would not be subject to the default PFIC regime discussed above. Instead, for each PFIC year to which such an election applied, the electing U.S. Holder would be subject to U.S. federal income tax on the electing U.S. Holder’s pro rata share of our net capital gain and ordinary earnings, regardless of whether such amounts were actually distributed to the electing U.S. Holder. Any gain on sale or other disposition of a U.S. Holder’s ordinary shares or would be treated as capital, and the interest penalty will not be imposed. If an investor provides reasonable notice to us that it has determined to make a QEF election, we shall provide annual financial information to such investor as may be reasonably required for purposes of filing United States federal income tax returns in connection with such QEF election.

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

Certain reporting requirements

Certain U.S. Holders are required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and certain U.S. Holders may be required to file IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. See also the discussion regarding Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, above.

In addition, certain U.S. Holders must report information on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to their investments in certain “foreign financial assets,” which would include an investment in our ordinary shares, if the aggregate value of all of those assets exceeds $50,000 on the last day of the taxable year (and in some circumstances, a higher threshold). This reporting requirement applies to individuals and certain U.S. entities.

U.S. Holders who fail to report required information could become subject to substantial penalties. U.S. Holders should consult their tax advisors regarding the possible implications of these reporting requirements arising from their investment in our ordinary shares or ADSs.

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

None.

Item 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 20-F, have concluded that, based on such evaluation, our disclosure controls and procedures were not effective as of December 31, 2017 as a result of the material weaknesses identified in our internal control over financial reporting, which in part, caused the late filing of this Annual Report on Form 20-F within the time period specified by the SEC. These material weaknesses are discussed in “Management’s Annual Report on Internal Control over Financial Reporting” below. Our management considers our internal control over financial reporting to be an integral part of our disclosure controls and procedures.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and concluded that we had material weaknesses in our internal control over financial reporting as a result of (i) our former Chief Executive Officer violating our Code of Conduct and Ethics by utilizing the Company credit card for personal expenses and exceeding his delegation of authority by entering into unauthorized agreements with third parties; and (ii) having ineffective internal controls related to the evaluation of the accounting principles and disclosure requirements for loss contingencies.

A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Based on such assessment, management has concluded that, as of December 31, 2017, our internal control over financial reporting is ineffective based on those criteria.

We have implemented or plan to implement the following remedial actions in response to the material weaknesses: (i) on May 8, 2018, our former Chief Executive Officer resigned as Chief Executive Officer and from the board of directors and in his place we appointed Clive Richardson to serve as our interim Chief Executive Officer, (ii) we have cancelled all corporate credit cards, (iii) we plan to reinforce, through communication and training of our employees, executive officers and directors the requirement to comply with the letter and the spirit of our Code of Conduct and Ethics and authority limits of senior management, (iv) our Chief Financial Officer plans to (1) undertake a comprehensive review of the procedures to be followed by the Company for establishing significant and judgmental reserves, including reserves for litigation; (2) establish  a more comprehensive policy for adherence going forward; and (v) management plans to continue to report to the Audit Committee the methodologies used and basis of estimates for the establishment of significant reserves.

(c)	Attestation Report of Registered Public Accounting Firm

This report does not include an attestation report of our registered public accounting firm as we are an emerging growth company.

(d)	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

BDO USA, LLP served as our independent registered public accounting firm and audited our financial statements for the years ended December 31, 2016 and 2017.

	2017	2016
Audit Fees (1)	$190,000	$190,000
Audit-Related Fees (2)	207,450	—
Tax Fees (3)	25,600	22,000
Total	$423,050	$202,000

(1)	Audit fees consisted of audit work performed in the preparation of the consolidated financial statements, interim review procedures as well as work generally only the independent registered public accounting firm can reasonably be expected to provide, such as statutory audits.

(2)	Audit related services relate to work regarding a public listing, offering and additional audit procedures.

(3)	Tax fees relate to tax compliance planning and advice.

Pre-Approval policies and procedures

The audit committee reviews and pre-approves all audit and non-audit services performed by its independent registered public accounting firm, as well as the fees charged for such services. All fees incurred for the year ended 2017 for services rendered by BDO were approved in accordance with these policies. In its review of non-audit service fees, the audit committee considers, among other things, the possible impact of the performance of such services on the auditor’s independence. The audit committee has determined that the non-audit services performed by BDO for the year ended December 31, 2017 were compatible with maintaining the auditor’s independence.

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

Item 16H.	Mine Safety Disclosures

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

Item 18.	FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report. See page F-1.

Item 19.	EXHIBITS

Exhibit No.	Exhibit Description
2.1	Share Exchange Agreement, dated as of July 10, 2015, by and between Celsus Therapeutics Plc and RPC Pharma Limited (incorporated by reference to the exhibit previously filed on the Registrant’s Current Report on Form 8-K filed on July 13, 2015)
3.1	Articles of Association of Akari Therapeutics, Plc (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 18, 2017)
4.1	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-6 (No. 333-185197) filed on November 30, 2012)
4.2	Amendment to Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (No. 333-185197) filed on December 24, 2013)
4.3	Form of American Depositary Receipt; the Form is Exhibit A of the Form of Amendment to the Deposit Agreement (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-6 (No. 333-185197) filed on November 30, 2012)
4.4	Form of Amendment No. 2 to Deposit Agreement (incorporated by reference to the exhibit previously filed with the Registrant’s Post-Effective Amendment on Registration Statement Form F-6 (File No. 333-185197) filed on September 9, 2015)
4.5	Form of American Depositary Receipt; the Form is Exhibit A of the Form of Amendment to the Deposit Agreement (incorporated by reference to the exhibit previously filed with the Registrant’s Post-Effective Amendment on Registration Statement Form F-6 (File No. 333-185197) filed on September 9, 2015)
10.1+	Amended and Restated 2007 Stock Option Plan, dated April 26, 2012 (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form 20-F (No. 000-54749) filed on June 28, 2012)
10.2 +	Second Amendment to Amended and Restated 2007 Stock Option Plan, dated June 20, 2012 (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form 20-F (No. 000-54749) filed on June 28, 2012)
10.3 +	2014 Equity Incentive Plan (incorporated by reference to the exhibit previously filed with the Registrant’s Report of Foreign Private Issuer on Form 6-K (No. 001-36288) filed on June 24, 2014)
10.4	Relationship Agreement, dated as of July 10, 2015, by and between Celsus Therapeutics Plc and RPC Pharma Limited. (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on July 13, 2015)
10.5	Form of Working Capital Agreement, by and between Volution Immuno Pharmaceuticals SA and the Shareholders named therein. (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on July 13, 2015)
10.6+	Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to the exhibit previously filed with the Registrants Definitive Proxy Statement on Schedule 14A filed on August 3, 2015)

10.7	Form of Securities Purchase Agreement, dated August 17, 2015 by and among Celsus Therapeutics Plc and the Buyers (as defined therein) (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on August 18, 2015)
10.8	Form of Registration Rights Agreement, dated August 17, 2015 by and among Celsus Therapeutics Plc and the Buyers (as defined therein) (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on August 18, 2015)
10.9+	Executive Employment Agreement, dated as of September 21, 2015, by and between the Company and Dov Elefant (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on September 22, 2015)
10.10+	Employment Contract, dated as of September 21, 2015, by and between the Company and Clive Richardson (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on September 22, 2015)
10.11+	Letter Agreement between the Company and Ray Prudo dated September 21, 2015 (incorporated by reference to the exhibit previously filed with the Registrant’s Annual Report on Form 20-F filed on March 31, 2017)
10.12+	Side Letter between the Company and Ray Prudo dated September 21, 2015 (incorporated by reference to the exhibit previously filed with the Registrant’s Annual Report on Form 20-F filed on March 31, 2017)
10.13+	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on November 25, 2015)
10.14+	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on June 30, 2016)
10.15+	Executive Employment Agreement dated August 18, 2017 between the Company and David Horn Solomon (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on August 21, 2017)
10.16+	First Amendment to Executive Employment Agreement dated September 14, 2017 between the Company and David Horn Solomon (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on September 15, 2017)
10.17+	Underwriting Agreement between the Company and Cantor Fitzgerald & Co., as representative of the several underwriters, dated October 18, 2017 (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on October 19, 2017)
10.18+	Employment Separation and General Release Agreement dated January 4, 2018 between the Company and Robert Shaw (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on February 1, 2018)
10.19	Agreement of Sublease dated as of January 17, 2018 between SCP NY Inc. and the Company*
10.20	Employment Separation and General Release Agreement dated July 18, 2018 between the Company and David Horn Solomon*
21.1	List of subsidiaries*
23.1	Consent of registered public accounting firm*
23.2	Consent of registered public accounting firm*
31.1	Certification of Chief Executive Officer*
31.2	Certification of the Chief Financial Officer*
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
32.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Schema Linkbase Document*
101.CAL	XBRL Taxonomy Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Definition Linkbase Document*
101.LAB	XBRL Taxonomy Labels Linkbase Document*
101.PRE	XBRL Taxonomy Presentation Linkbase Document*

+	Indicates management contract or compensatory plan.
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Akari Therapeutics, PLC

By:	/s/ Clive Richardson
	Name:	Clive Richardson
	Title:	Interim Chief Executive Officer and Chief Operating Officer

Date:  July 18, 2018

AKARI THERAPEUTICS, PLC

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

U.S. DOLLARS

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Akari Therapeutics, Plc

London, United Kingdom

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Akari Therapeutics, Plc (the “Company”) and subsidiaries as of December 31, 2017 and 2016, the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2017 and December 31, 2016, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2016.

New York, New York

July 18, 2018

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Akari Therapeutics, Plc

We have audited the accompanying combined and consolidated statements of comprehensive loss, stockholders’ equity, and cash flows of Akari Therapeutics, Plc for the year ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the combined and consolidated financial statements referred to above present fairly, in all material respects, the results of Akari Therapeutics, Plc operations and its cash flows for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Zurich, March 23, 2016

BDO AG

/s/ Christoph Tschumi	/s/ ppa. Aaron Fox-Collis

AKARI THERAPEUTICS, Plc

CONSOLIDATED BALANCE SHEETS

 (in U.S. Dollars, except share data)

	December 31, 2017	December 31, 2016
Assets

Current Assets:
Cash and cash equivalents	$28,106,671	$34,098,812
Short-term investments	-	10,021,963
Prepaid expenses and other current assets	706,415	1,513,006
Total Current Assets	28,813,086	45,633,781

Restricted cash	142,235	142,168
Property and equipment, net	55,898	58,364
Patent acquisition costs, net	39,124	39,365
Total Assets	$29,050,343	$45,873,678

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable	$1,971,161	$2,214,313
Accrued expenses	4,795,873	1,837,647
Liabilities related to options and warrants	5,081,335	7,662,808
Total Current Liabilities	11,848,369	11,714,768

Other long-term liability	48,003	56,360
Total liabilities	11,896,372	11,771,128

Commitments and Contingencies

Shareholders' Equity:
Share capital of £0.01 par value
Authorized: 10,000,000,000 and 5,000,000,000 ordinary shares; issued and outstanding: 1,525,693,393 and 1,177,693,383 at December 31, 2017 and 2016, respectively	22,927,534	18,340,894
Additional paid-in capital	104,799,550	90,979,363
Accumulated other comprehensive loss	(236,246)	(280,097)
Accumulated deficit	(110,336,867)	(74,937,610)
Total Shareholders' Equity	17,153,971	34,102,550
Total Liabilities and Shareholders' Equity	$29,050,343	$45,873,678

See notes to consolidated financial statements.

AKARI THERAPEUTICS, Plc

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2017, 2016 and 2015

(in U.S. Dollars)

	Years Ended December 31,
	2017	2016	2015
Operating Expenses:
Research and development costs	$23,285,279	$17,306,001	$5,799,076
General and administrative expenses	11,798,910	9,940,557	5,502,214
Litigation settlement loss	2,700,000	-	-
Excess consideration	-	-	19,283,280
Total Operating Expenses	37,784,189	27,246,558	30,584,570
Loss from Operations	(37,784,189)	(27,246,558)	(30,584,570)

Other Income (Expenses):
Interest income	175,393	143,195	20,705
Changes in fair value of option and warrant liabilities - gains	2,581,473	8,733,350	11,408,231
Financing expense	-	-	(22,973,138)
Foreign currency exchange (losses) gains	(358,540)	272,985	(90,588)
Interest expense	-	-	(3,053,948)
Other expenses	(13,394)	(43,969)	(44,224)
Total Other Income (Expenses)	2,384,932	9,105,561	(14,732,962)

Net Loss	(35,399,257)	(18,140,997)	(45,317,532)

Other Comprehensive Income (Loss):
Foreign Currency Translation Adjustment	43,851	(436,577)	110,399

Comprehensive Loss	$(35,355,406)	$(18,577,574)	$(45,207,133)

Loss per ordinary share (basic and diluted)	$(0.03)	$(0.02)	$(0.05)

Weighted average ordinary shares (basic and diluted)	1,247,293,388	1,177,693,383	852,088,530

See notes to and consolidated financial statements.

AKARI THERAPEUTICS, Plc

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

As of and for the Years Ended December 31, 2017, 2016 and 2015

(in U.S. Dollars)

			Additional	Accumulated Other
	Share Capital		Paid-in	Comprehensive	Accumulated
	Shares	Amount	Capital	Income (Loss)	Deficit	Total
Shareholders' Equity, January 1, 2015	722,345,600	$11,210,804	$2,445,494	$46,081	$(11,479,081)	$2,223,298

Issuance of share capital related to acquisition (Celsus shares outstanding at date of acquisition)	55,636,283	926,567	19,412,573	-	-	20,339,140
Issuance of share capital related to financing, net of issuance costs	395,881,100	6,144,075	63,430,279	-	-	69,574,354
Issuance of share capital for advisory fees	3,830,400	59,448	690,552	-	-	750,000
Stock-based compensation	-	-	1,039,866	-	-	1,039,866
Comprehensive Income (Loss)	-	-		110,399	(45,317,532)	(45,207,133)
Shareholders' Equity, December 31, 2015	1,177,693,383	18,340,894	87,018,764	156,480	(56,796,613)	48,719,525

Stock-based compensation	-	-	3,933,222	-	-	3,933,222
Dissolution of subsidiary	-	-	27,377	-	-	27,377
Comprehensive Loss	-	-	-	(436,577)	(18,140,997)	(18,577,574)
Shareholders' Equity, December 31, 2016	1,177,693,383	18,340,894	90,979,363	(280,097)	(74,937,610)	34,102,550

Stock-based compensation	-	-	2,734,946	-	-	2,734,946
Issuance of share capital upon conversion of deferred shares	10	-	-	-	-	-
Issuance of share capital related to financing, net of issuance costs	348,000,000	4,586,640	11,085,241	-	-	15,671,881
Comprehensive Income (Loss)	-	-		43,851	(35,399,257)	(35,355,406)
Shareholders' Equity, December 31, 2017	1,525,693,393	$22,927,534	$104,799,550	$(236,246)	$(110,336,867)	$17,153,971

See notes to consolidated financial statements.

AKARI THERAPEUTICS, Plc

 CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2017, 2016 and 2015

(in U.S. Dollars)

	Years Ended December 31,
	2017	2016	2015
Cash Flows from Operating Activities:
Net loss	$(35,399,257)	$(18,140,997)	$(45,317,532)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	42,400	39,944	10,162
Stock-based compensation	2,734,946	3,933,222	1,039,866
Litigation settlement loss	2,700,000	-	-
Compensation expense	-	-	750,000
Amortization of debt discount	-	-	3,031,304
Excess consideration	-	-	19,283,280
Financing expense	-	-	22,973,138
Changes in fair value of the liability for options and warrants - gains	(2,581,473)	(8,733,350)	(11,408,231)
Foreign currency exchange gains (losses)	93,402	(272,985)	-
Changes in operating assets and liabilities:
(Increase) decrease in assets:
Prepaid expenses and other current assets	807,408	(785,876)	913,788
(Decrease) increase in liabilities:
Accounts payable and accrued expenses	12,222	(671,784)	3,755,173
Other liabilities	(8,357)	7,291	3,469
Total adjustments	3.800,548	(6,483,538)	40,351,949
Net Cash Used in Operating Activities	(31,598,709)	(24,624,535)	(4,965,583)

Cash Flows from Investing Activities:
Purchase of property and equipment	(36,885)	(54,750)	(10,560)
Cash received from reverse acquisition	-	-	1,410,577
Purchase of short-term investments	-	(46,120,172)	-
Maturities of short-term investments	10,021,963	36,098,209	-
Receivable from related party	-	10,081	(8,219)
Net Cash Provided by (Used in) Investing Activities	9,985,078	(10,066,632)	1,391,798

Cash Flows from Financing Activities:
Proceeds from shareholder loans	-	-	3,031,304
Payments of shareholder loans	-	-	(3,561,239)
Proceeds from issuance of shares	17,400,000	-	75,000,000
Share issuance costs	(1,728,119)	-	(5,425,646)
Net Cash Provided by Financing Activities	15,671,881	-	69,044,419

Effect of Exchange Rates on Cash and Cash Equivalents	(50,391)	(130,016)	121,893

Net (Decrease) Increase in Cash and Cash Equivalents	(5,992,141)	(34,821,183)	65,592,527
Cash and Cash Equivalents, beginning	34,098,812	68,919,995	3,327,468
Cash and Cash Equivalents, end	$28,106,671	$34,098,812	$68,919,995
Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$-	$-	$22,945

See notes to consolidated financial statements.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

(in U.S. Dollars)

NOTE 1 – Nature of Business

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

In connection with the consummation of the Acquisition, Celsus issued an aggregate of 722,345,600 Ordinary Shares to RPC, which represented, prior to giving effect to the Financing (as defined below), 92.85% of Celsus’s outstanding Ordinary Shares following the closing of the Acquisition (or 91.68% of Celsus Ordinary Shares on a fully diluted basis). This yielded a share exchange ratio of approximately 721:1 of Akari Ordinary Shares to RPC Ordinary Shares. The Company’s earnings (loss) per share have been retrospectively adjusted in the Consolidated Statements of Comprehensive Loss to reflect this recapitalization. Since the Volution securityholders owned a majority of the capitalization of the Company immediately following the closing of the Acquisition, Volution was considered to be the acquiring company for accounting purposes, and the transaction has been accounted for as a reverse acquisition under the acquisition method of accounting for business combinations in accordance with generally accepted accounting principles (“U.S. GAAP”). Accordingly, the assets and liabilities of Celsus have been recorded as of the Acquisition closing date at fair value and the Consolidated financial statements reflect the historical financial statements of Volution as the Company’s historical financial statements.

The Company, as defined in the accompanying notes to the Consolidated Financial Statements, refers to Volution prior to the Acquisition and Akari subsequent to the completion of the Acquisition.

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

The accompanying financial statements have been prepared in conformity with U.S. GAAP, assuming that the Company will continue to operate as a going concern. As of December 31, 2017, the Company has accumulated deficit of $110,336,867, cash and cash equivalents of $28,106,671 and negative cash flows from operating activities in the amount of $31,598,709. On October 20, 2017, the Company sold an aggregate of 3,480,000 ADSs representing 348,000,000 Ordinary Shares for gross proceeds of $17.4 million at $5.00 per ADS with issuance costs of approximately $1.7 million. The Company believes its current capital resources are sufficient to support its operations through the end of the second quarter of 2019.

The Company’s activities since inception have consisted of raising capital and performing research and development activities. As of December 31, 2017, principal commercial operations have not commenced. The Company is subject to a number of risks similar to those of clinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with clinical trials of products, dependence on third-party collaborators for research operations, need for regulatory approval of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies. In addition, the Company is subject to risks related to a putative class action lawsuit and an SEC investigation.

For the year ended December 31, 2017, the Company reported a net loss of $35,399,257 and expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need, among other things, to complete its research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If the Company is not successful in these activities or there is not a favorable resolution of the putative class action or SEC investigation it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund its capital needs, the Company plans to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales. Additional funds may not be available when the Company needs them, on terms that are acceptable to it, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies

Principles of Consolidation – The Consolidated Financial Statements include the accounts of the Company and Volution, a private Swiss company, its wholly-owned subsidiary. All intercompany transactions have been eliminated.

Foreign Currency – The functional currency of the Company is U.S. dollars as that is the primary economic environment in which the Company operates as well as the currency in which it has been financed.

The reporting currency of the Company is U.S. Dollars. The Company translated its non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive loss. Gains or losses from foreign currency transactions are included in foreign currency exchange gains/(losses).

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

Fair Value Measurements – The carrying amounts of financial instruments, including cash and cash equivalents, short-term investments, restricted cash, accounts payable and accrued liabilities approximate fair value due to their short-term maturities.

The Company’s liabilities related to options and warrants relate to equity and debt financing rounds and options related to RPC, Akari’s majority shareholder, and are recognized on the balance sheet at their fair value, with changes in the fair value accounted for in the Statements of Comprehensive Loss and included in changes in fair value of option/warrant liabilities gains.

Cash and Cash Equivalents – The Company considers all highly-liquid investments with original maturities of 90 days or less at the time of acquisition to be cash equivalents. The Company had no cash equivalents as of December 31, 2017 and December 31, 2016.

Short-term investments – Short-term investments consist of certificates of deposit that are expected to be converted into cash within one year. The Company had no short-term investments as of December 31, 2017 and $10,021,963 at December 31, 2016.

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

Depreciation expense for the years ended December 31, 2017, 2016 and 2015 was $39,351, $36,898 and $7,040, respectively.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

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

Patent Acquisition Costs – Patent acquisition costs and related capitalized legal fees are amortized on a straight-line basis over the shorter of the legal or economic life. The estimated useful life is 22 years. The Company expenses costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. Amortization of patent acquisition costs for the years ended December 31, 2017, 2016 and 2015 was $3,049, $3,046 and $3,122, respectively.

Accrued Expenses – As part of the process of preparing the Consolidated Financial Statements, it requires the estimate of accrued expenses. This process involves identifying services that third parties have performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred on these services as of each balance sheet date in the Company’s Consolidated Financial Statements. Examples of estimated accrued expenses include contract service fees in conjunction with pre-clinical and clinical trials, professional service fees and contingent liabilities. In connection with these service fees, the Company estimates are most affected by its understanding of the status and timing of services provided relative to the actual services incurred by the service providers. In the event that the Company does not identify certain costs that have been incurred or it under or over-estimates the level of services or costs of such services, the Company’s reported expenses for a reporting period could be understated or overstated. The date on which certain services commence, the level of services performed on or before a given date, and the cost of services are often subject to the Company’s estimation and judgment. The Company makes these judgments based upon the facts and circumstances known to it in accordance with U.S. GAAP.

Research and Development Expenses – Costs associated with research and development are expensed as incurred. Research and development expenses include, among other costs, personnel expenses, costs incurred by outside laboratories, manufacturers’ and other accredited facilities in connection with clinical trials and preclinical studies. Research and development expenses for the years ended December 31, 2017, 2016 and 2015 were $23,285,279, $17,306,001 and $5,799,076, respectively. The Company accounts for research and development tax credits at the time its realization becomes probable. In September 2016, the Company realized research and development tax credits of $577,671 that was recorded as a credit to research and development costs in the Consolidated Statements of Comprehensive Loss (See Note 10).

Stock-Based Compensation Expense – Stock-based compensation expense is recorded using the fair-value based method for all awards granted. Compensation costs for stock options and awards is recorded in earnings (loss) over the requisite service period based on the fair value of those options and awards. For employees, fair value is estimated at the grant date and for non-employees fair value is re-measured at each reporting date as required by ASC 718, “Compensation-Stock Compensation,” and ASC 505-50, “Equity-Based Payments to Non-Employees.” Fair values of awards granted under the share option plans are estimated using a Black-Scholes option pricing model. The determination of fair value for stock-based awards on the date of grant using an option pricing model requires management to make certain assumptions regarding a number of complex and subjective variables. The Company classifies its stock-based payments as either liability-classified awards or as equity-classified awards. The Company remeasures liability-classified awards to fair value at each balance sheet date until the award is settled. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. The Company charges (or credits) the change in the liability amount from one balance sheet date to another to changes in fair value of option/warrant liabilities gains. The Company accounts for awards of equity instruments issued to employees and directors under the fair value method of accounting and recognize such amounts, upon vesting, in general administrative and research and development expenses within its Consolidated Statements of Comprehensive Loss.

Concentration of Credit Risk – Financial instruments that subject the Company to credit risk consist of cash and cash equivalents. The Company maintains cash and cash equivalents with well-capitalized financial institutions. At times, those amounts may exceed insured limits. The Company has no significant concentrations of credit risk.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Income Taxes – The Company accounts for income taxes in accordance with the accounting rules that require an asset and liability approach to accounting for income taxes based upon the future expected values of the related assets and liabilities. Deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and for tax loss and credit carry forwards, and are measured using the expected tax rates estimated to be in effect when such basis differences reverse. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized. The Company has recorded a full valuation allowance on its deferred tax assets as of December 31, 2017 and December 31, 2016.

2017 U.S. Tax Reform – On December 22, 2017, the Tax Cuts and Jobs Act (the “TCJA”) was signed into United States law. The TCJA includes a number of changes to existing tax law, including, among other things, a permanent reduction in the federal corporate income tax rate from 34% to 21%, effective as of January 1, 2018, as well as limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely). The staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the TCJA. In connection with the initial analysis of the impact of the TCJA, The tax rate change resulted in (i) a reduction in the gross amount of the Company’s deferred tax assets recorded as of December 31, 2017, without an impact on the net amount of its deferred tax assets, which are reported with a full valuation allowance, and (ii) no income tax expense or benefit being recognized as of the enactment date of the TCJA.

Uncertain Tax Positions – The Company follows the provisions of ASC 740 “Accounting for Uncertainty in Income Taxes”, which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under ASC 740 “Accounting for Uncertainty in Income Taxes,” an entity may only recognize or continue to recognize tax positions that meet a “more-likely-than-not” threshold. Interest and penalties related to uncertain tax positions are recognized as income tax expense. At December 31, 2017 and December 31, 2016, the Company had no uncertain tax positions.

Earnings (Loss) Per Share – Basic earnings (loss) per ordinary share is computed by dividing net income (loss) available to ordinary shareholders by the weighted-average number of Ordinary Shares outstanding during the period. Diluted earnings (loss) per ordinary share is computed by dividing net income (loss) available to ordinary shareholders by the sum of (1) the weighted-average number of Ordinary Shares outstanding during the period, (2) the dilutive effect of the assumed exercise of options and warrants using the treasury stock method and (3) the dilutive effect of other potentially dilutive securities.

Comprehensive Income (Loss) – Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments.

The following table provides details with respect to changes in accumulated other comprehensive loss, which is comprised of foreign currency translation adjustments, as presented in the balance sheets at December 31, 2017 and 2016:

Balance January 1, 2015	$46,081
Net current period other comprehensive income	110,399
Balance December 31, 2015	156,480
Net current period other comprehensive loss	(436,577)
Balance December 31, 2016	(280,097)
Net current period other comprehensive income	43,851
Balance December 31, 2017	$(236,246)

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Recent Accounting Pronouncements

Adopted during year –

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU No. 2016-09”). ASU 2016-09 simplifies various aspects related to how share-based payments are accounted for and presented in the consolidated financial statements. The amendments include income tax consequences, the accounting for forfeitures, classification of awards as either equity or liabilities and classification on the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The adoption of this standard in 2017 did not have a material impact on the Company’s financial position, results of operations or related financial statement disclosures.

Not yet adopted –

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. On July 9, 2015, the FASB voted to defer the effective date by one year to December 15, 2017 for interim and annual reporting periods beginning after that date.  Early adoption of ASU 2014-09 is permitted but not before the original effective date (annual periods beginning after December 15, 2016). When effective, ASU 2014-09 prescribes either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients; or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures).  The Company is currently evaluating the method of adoption and the potential impact this standard may have on its financial position and results of operations. The future impact of ASU 2014-09 will be dependent on the nature of the Company’s future revenue contracts and arrangements, if any.

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASU 2016-02”). ASU 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of its pending adoption of the new standard on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice, including presentation of cash flows relating to contingent consideration payments, proceeds from the settlement of insurance claims, and debt prepayment or debt extinguishment costs, among other matters. This guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If adopted in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. Adoption of this guidance is required to be applied using a retrospective transition method to each period presented, unless impracticable to do so. The Company does not believe the adoption of this standard will have a material impact on its statements of cash flows or related financial statement disclosures.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

In October 2016, the FASB issued ASU 2016-16, Intra-Entity Transfers of Assets Other Than Inventory. This guidance removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. This guidance is intended to reduce the complexity of U.S. GAAP and diversity in practice related to the tax consequences of certain types of intra-entity asset transfers, particularly those involving intellectual property. This guidance is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Restricted Cash, which requires that restricted cash be included with cash and cash equivalents when reconciling the beginning and ending total amounts shown on the statement of cash flows. This guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019 and should be applied using a retrospective transition method to each period presented. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company has not yet determined the timing of adoption. The Company currently presents changes in restricted cash within investing activities and so the adoption of this guidance will result in changes in net cash flows from investing activities and to certain beginning and ending cash and cash equivalent totals shown on Consolidated Statements of Cash Flows. The Company does not believe the adoption of this standard will have a material impact on its financial position, results of operations or related financial statement disclosures.

NOTE 3 – Reverse Acquisition

The Company completed the Acquisition as discussed in Note 1. Based on the terms of the Acquisition and since the Volution securityholders owned approximately 91.68% of the fully-diluted capitalization of the Company immediately following the closing of the Acquisition, Volution was considered to be the acquiring company for accounting purposes, and the transaction has been accounted for as a reverse acquisition under the acquisition method of accounting for business combinations in accordance with U.S. GAAP. Accordingly, the assets and liabilities of Celsus have been recorded as of the Acquisition closing date at fair value.

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

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

(in U.S. Dollars)

NOTE 3 – Reverse Acquisition (cont.)

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

Excess consideration is calculated as the difference between the fair value of the consideration realized and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The Company recorded this non-cash charge in the Consolidated Statements of Comprehensive Loss for the year ended December 31, 2015 due to the fact that goodwill could not be justified and was considered fully impaired.

NOTE 4 – Loans Payable – Shareholders

At a Volution shareholder meeting held on June 22, 2015, Volution raised short-term working capital in the form of loans from shareholders of approximately $3 million. The loans carry with them, options in RPC, equivalent to 15% of the current outstanding equity issued by RPC which have been accounted for in accordance with ASC 718 since RPC is a private company that is a majority shareholder of the Company. The fair value of the RPC options is estimated using the fair value of Akari shares times RPC's ownership in Akari shares times 15 percent and was approximately $26 million. The exact terms of these options have not been finalized. These options do not relate to the share capital of Akari. The Company recorded a liability to options and warrants in the Consolidated balance sheet for $26 million reflected in current liabilities, allocated $3 million as a loan discount and recorded interest expense over the estimated term of the loan amounting to $3 million in the Consolidated Statement of Comprehensive Loss as a credit to the loan discount (see Note 5) during the year ended December 31, 2015. The remaining $23 million was recorded as a non-cash financing expense in the Consolidated Statement of Comprehensive Loss in 2015.

Interest expense included in the Consolidated Statements of comprehensive loss related to loans for the years ended December 31, 2017, 2016 and 2015 was $0, $0 and $3,053,948, respectively. The shareholder loans were repaid in October 2015.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

(in U.S. Dollars)

NOTE 5 – Fair Value Measurements

Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The carrying amounts of cash and cash equivalents, short-term investments, restricted cash, accounts payable and accrued expenses approximate their fair value due to the short-term maturity of such instruments.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, Fair Value Measurements and Disclosures establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following represents assets that are recorded at carrying value which equals fair value:

	December 31, 2017		December 31, 2016
	Carrying Amount $	Fair Value $	Carrying Amount $	Fair Value $	Fair Value Levels	Reference

Cash and cash equivalents	28,106,671	28,106,671	34,098,812	34,098,812	1	Note 2
Short-term investment	-	-	10,021,963	10,021,963	1	Note 2
Restricted cash	142,235	142,235	142,168	142,168	1	Note 2

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

Upon completion of the acquisition of Volution on September 18, 2015, the Company assumed certain warrants that were issued in connection with several private placements by the Company and certain investors where it sold Ordinary Shares and warrants. Some of the issued warrants contained non-standard anti-dilution terms and accordingly were recorded as liabilities.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

(in U.S. Dollars)

NOTE 5 – Fair Value Measurements (cont.)

Warrants to purchase 5,806,280 Ordinary Shares had full ratchet anti-dilution protection (which would be triggered by a share or warrant issuance at less than $0.18945 price share or exercise price per share). As of December 31, 2017 and 2016, the fair value of the warrants was $0 and $34,838, respectively. The net change in fair value of $34,838 and $650,303 (gains) was recognized as change in fair value of option and warrant liabilities gain in the Company’s Consolidated Statements of Comprehensive Loss for the year ended December 31, 2017 and 2016. The warrants were assumed in Acquisition in 2015. The warrants expired on April 4, 2017.

The Company accounts for the liability warrants issued in accordance with ASC 815, Derivatives and Hedging as a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company’s Consolidated Statements of Comprehensive Loss as a change in fair value of option/warrant liabilities gains.

In June 2015, the Company raised short-term working capital in the form of loans from shareholders of approximately $3 million with the loans carrying with it, options in RPC, equivalent to 15% of the current outstanding equity issued by RPC. RPC is a private company that is a majority shareholder of the Company. The RPC options were accounted for in accordance with ASC 718, Compensation – Stock Compensation. The fair value of the RPC options was estimated using the fair value of Akari Ordinary Shares times RPC’s ownership in Akari Ordinary Shares times 15% and was initially valued at approximately $26 million. These options do not relate to the share capital of Akari. The exact terms of these options have not been finalized.

The fair value of the RPC options was $5,081,335 and $7,627,970 as of December 31, 2017 and December 31, 2016, respectively. The fair value of the RPC options for the year ended December 31, 2017 decreased by $2,546,635 and the change which represents a gain was recognized as change in fair value of option/warrant liabilities gains in the Consolidated Statements of Comprehensive Loss. The Company accounts for the RPC options as a liability in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following instruments as of the following dates:

	December 31,	December 31,
	2017	2016
	Fair value measurements using input type Level 3

Warrants	$-	$34,838
RPC options	5,081,335	7,627,970
Liabilities related to stock options and warrants	$5,081,335	$7,662,808

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

(in U.S. Dollars)

NOTE 5 – Fair Value Measurements (cont.)

Fair value measurements using significant unobservable inputs (Level 3):

Fair value of liabilities related to stock options and warrants
Balance at December 31, 2014	$-

Balance at September 18, 2015 (Acquisition)	1,800,154

Changes in values of liability related to warrants	(11,408,231)

Value of liability related to options - transfer in	26,004,235

Balance at December 31, 2015	16,396,158

Changes in values of liabilities related to options and warrants	(8,733,350)

Balance at December 31, 2016	7,662,808

Changes in values of liabilities related to options and warrants	(2,581,473)

Balance at December 31, 2017	$5,081,335

NOTE 6 – Shareholders’ Equity

Share Capital – The Company has 10,000,000,000 and 5,000,000,000 Ordinary Shares of authorized capital and 1,525,693,393 and 1,177,693,383 Ordinary Shares outstanding at December 31, 2017 and 2016, respectively.

On June 26, 2017, previously issued Deferred B Shares and Deferred C Shares were converted into 10 Ordinary Shares.

On October 20, 2017, the Company issued an aggregate of 3,480,000 ADSs representing 348,000,000 Ordinary Shares for gross proceeds of $17.4 million with issuance costs of approximately $1.7 million.

Share option plan –

In accordance with the Company’s 2014 Equity Incentive Plan (the “Plan”) the number of shares that may be issued upon exercise of options under the Plan, shall not exceed 141,142,420 Ordinary Shares. At December 31, 2017, 51,530,422 Ordinary Shares are available for future issuance under the Plan. The option plan is administered by the Company’s board of directors and grants are made pursuant thereto by the compensation committee. The per share exercise price for the shares to be issued pursuant to the exercise of an option shall be such price equal to the fair market value of the Company’s Ordinary Shares on the grant date and set forth in the individual option agreement. Options expire ten years after the grant date and typically vest over one to four years.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

(in U.S. Dollars)

NOTE 6 – Shareholders’ Equity (cont.)

The following is a summary of the Company’s share option activity and related information for employees and directors for the years ended December 31, 2017, 2016 and 2015:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding as of January 1, 2015	-	$-		-	-
Changes during the period:
Assumed in Acquisition	2,516,690	$1.47	$0.55
Granted Following the Acquisition	59,710,698	$0.31	$0.20
Forfeited	(865,190)	$1.22	$0.67
Options outstanding at December 31, 2015	61,362,198	$0.34			-
Changes during the period:
Granted	22,700,000	$0.14	$0.09
Forfeited	(4,690,000)	$0.21	$0.12
Options outstanding at December 31, 2016	79,372,198	$0.29			-
Changes during the period:
Granted	50,250,000	$0.05	$0.03
Forfeited	(40,010,200)	$0.32	$0.19
Options outstanding at December 31, 2017	89,611,998	$0.15		8.8	$266,011
Exercisable options at December 31, 2017	29,650,429	$0.24		8.0	$-

The Company measures compensation cost for all share-based awards at fair value on the date of grant and recognize compensation expense in general administrative and research and development expenses within its Consolidated Statements of Comprehensive Loss using the straight-line method over the service period over which it expects the awards to vest.

The Company estimates the fair value of all time-vested options as of the date of grant using the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility, which is calculated based on the historical volatility of peer companies. The Company uses a risk-free interest rate, based on the U.S. Treasury instruments in effect at the time of the grant, for the period comparable to the expected term of the option. Given its limited history with share option grants and exercises, the Company uses the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for its grants.

The Company classifies its stock-based payments as either liability-classified awards or as equity-classified awards. The Company remeasures liability-classified awards to fair value at each balance sheet date until the award is settled. The Company measures equity-classified awards at their grant date fair value and does not subsequently remeasure them. The Company has classified its stock-based payments which are settled in ordinary shares as equity-classified awards and share-based payments that are settled in cash as liability-classified awards. Compensation costs related to equity-classified awards generally are equal to the grant-date fair value of the award amortized over the vesting period of the award. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. The Company charges (or credits) the change in the liability amounts from one balance sheet date to another to stock-based compensation expense.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

(in U.S. Dollars)

NOTE 6 – Shareholders’ Equity (cont.)

Below are the assumptions used for the options granted during the years ended December 31, 2017, 2016 and 2015:

		December 31,
	2017	2016	2015
Expected dividend yield	0%	0%	0%
Expected volatility	78.77%-82.03%	74.18%-80.71%	71.28%-81.79%
Risk-free interest	1.21%-2.21%	1.03%-1.52%	1.51%-2.27%
Expected life	5.5-6.25 years	5.5-6.25 years	5.5-10 years

The following is a summary of the Company’s share options granted separated into ranges of exercise price:

Exercise price (range) ($)	Options outstanding at December 31, 2017	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Options exercisable at December 31, 2017	Remaining contractual life (years for exercisable options)	Weighted average exercise price ($)
0.08-0.19	68,013,351	9.17	0.08	16,950,450	8.36	0.15
0.32	21,053,647	7.72	0.32	12,154,979	7.72	0.32
0.60-0.75	170,000	6.27	0.69	170,000	6.27	0.69
1.56	175,000	4.26	1.56	175,000	4.26	1.56
2.00	200,000	5.73	2.00	200,000	5.73	2.00
	89,611,998			29,650,429

During the years ended December 31, 2017, 2016 and 2015, the Company recorded approximately $2,735,000, $3,933,000 and $1,040,000, respectively, in stock-based compensation expenses for employees and directors. At December 31, 2017, there was approximately $3,571,000 of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s share option plans which the Company expects to recognize over 2.2 years.

Warrants to service providers and investors –

The warrants outstanding at December 31, 2017, classified as equity, were issued in connection with several private placements of the Company as follows:

Grant date	Number of warrants	Exercise Price	Expiration date
2013 warrants	399,160	$2.00	January 16, 2018-September 17, 2018

During the year ended December 31, 2017, 1,383,086 warrants to purchase Ordinary Shares expired.

NOTE 7 – Related Party Transactions

Office Lease - A non-employee director of the Company is also the CEO of The Doctors Laboratory (“TDL”).  The Company leases its UK office space from TDL and has incurred expenses of approximately $141,000, $142,000 and $10,000 plus VAT during the years ended December 31, 2017, 2016 and 2015, respectively (see Note 8).

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

(in U.S. Dollars)

NOTE 8 – Commitments and Contingencies

Loss contingencies - On April 27, 2017, the Company issued a press release stating that Edison Investment Research Ltd. (“Edison”) has withdrawn its report issued April 26, 2017 titled “Akari’s Coversin matches Soliris in Phase II” (the “Edison Report”) because it contains material inaccuracies, including without limitation, with respect to the Company’s interim analysis of its ongoing Phase II PNH trial of Coversin. Investors were cautioned not to rely upon any information contained in the Edison Report and instead were directed to the Company’s press release issued on April 24, 2017 that discusses the interim analysis of the Company’s then ongoing Phase II PNH trial and other matters. The Company’s Board of Directors established an ad hoc special committee of the Board to review the involvement, if any, of its personnel with the Edison Report, which was later retracted. Edison was retained by the Company to produce research reports about the Company. While that review was pending, Dr. Gur Roshwalb, the Company’s former Chief Executive Officer, was placed on administrative leave and Dr. Ray Prudo in his role as Executive Chairman temporarily assumed Dr. Roshwalb’s duties in his absence. Following that review, the Company determined that the Edison Report was reviewed and approved by Dr. Roshwalb, in contravention of Company policy. On May 29, 2017, Dr. Roshwalb submitted his resignation as Chief Executive Officer and member of our Board of Directors, effective immediately.

On May 12, 2017, a putative securities class action captioned Derek Da Ponte v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03577) was filed in the U.S. District Court for the Southern District of New York against the Company, its former Chief Executive Officer and its Chief Financial Officer. The plaintiff asserted claims alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), based primarily on the Company’s press releases or statements issued between April 24, 2017 and May 11, 2017 concerning the Phase II PNH trial of Coversin and the Edison Report about the Company and actions taken by it after the report was issued. The purported class covers the period from March 30, 2017 to May 11, 2017. The complaint seeks unspecified damages and costs and fees. On May 19, 2017, an almost identical class action complaint captioned Shamoon v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03783) was filed in the same court. On July 11-12, 2017, candidates to be lead plaintiff filed motions to consolidate the cases and appoint a lead plaintiff. On August 10, 2017, the court issued a stipulated order: (i) consolidating the class actions under the caption In re: Akari Therapeutics, PLC Securities Litigation (Case 1:17-cv-03577); and (ii) setting out schedule for plaintiffs to file a consolidated amended complaint and defendants to respond thereto. By order dated September 7, 2017, the court appointed lead plaintiffs for the class and lead plaintiffs’ counsel. On November 6, 2017, lead plaintiffs filed a consolidated amended complaint (the “CAC”). While the CAC contains similar substantive allegations to the initial complaints, it adds two additional defendants, Ray Prudo and Edison Investment Research Ltd., and the purported class period was changed to April 24, 2017 through May 30, 2017. On January 10, 2018, at a hearing regarding the defendants’ impending motions to dismiss the CAC, the Court gave plaintiffs permission to file a second consolidated amended complaint (the “SCAC”) and established a briefing schedule for defendants’ motions to dismiss the SCAC.  Pursuant to that schedule, plaintiffs’ SCAC was filed on January 31, 2018. All briefing on the motions to dismiss was completed on April 20, 2018.

On May 9, 2018, the parties entered into a memorandum of understanding to settle the CAC. A memorandum of understanding is not a definitive settlement agreement, which must be approved by the Court. On June 8, 2018, the parties entered into a memorandum of understanding term sheet. By the terms of the memorandum, the parties agreed in principle to a total payment of $2.7 million in cash.  The Company recorded the $2.7 million CAC litigation settlement loss in the consolidated statement of comprehensive loss in the year ended December 31, 2017, which is the period in which the lawsuits were originally filed. The $2.7 million CAC settlement liability was recorded as a loss contingency in accrued expenses in the Company's consolidated balance sheets as of December 31, 2017. The Company expects the full amount of the litigation settlement loss to be covered by its directors’ and officers’ liability insurance. The parties are in the process of documenting the settlement which will be presented to the court for approval.

Separately, Edison has sought indemnification from the Company pursuant to its contract with the Company, including reimbursement of all legal expenses that Edison incurs in connection with the securities class action (to which, as discussed above, Edison was added as a defendant on November 6, 2017) and lost profits from customer relationships that Edison claims it lost as a result of the retraction of the Edison Report. The parties have come to an agreement in principle to settle the dispute. The settlement amount is expected to be immaterial to our operations and future cash flows. The parties are in continued discussions regarding finalizing a settlement.

The Company voluntarily reported to the SEC the circumstances leading to the withdrawal of the Edison Report and the outcome of its special committee’s investigation. In response, the SEC requested certain documents from the Company with respect to the matters it reported. The Company is cooperating with the SEC’s requests for information. On June 5, 2018, the Company received a subpoena from the SEC, which requested further documents and information primarily related to the Company’s Phase II clinical trial of Coversin in connection with an investigation of the Company that the SEC is conducting. The Company is in the process of responding to the subpoena and will continue to cooperate with the SEC.

Lease commitment – In March 2014, the Company entered into a lease agreement for offices in London which was amended January 1, 2016. The lease term commenced on December 1, 2014 and expires in March 2019. The lease can be cancelled early by either party upon 3 months’ notice (See Note 7).

The Company also has a five-year lease for offices in the United States effective July 2014. The lease expires in August 2019. In January 2018, the Company entered into a sublease of office space in New York, New York for an approximately four-year term ending on July 29, 2022. The space is approximately 7,000 square feet, part of which management plans to sublease (see Note 12).

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

(in U.S. Dollars)

NOTE 8 – Commitments and Contingencies (cont.)

Future minimum lease payments under the Company’s operating leases are as follows at December 31, 2017:

	London	United States
2018	$141,269	$330,291
2019	35,317	225,297
	$176,586	$555,588

For the years ended December 31, 2017, 2016 and 2015, the Company incurred rental expense in the amount of approximately $446,000, $445,000 and $104,000, respectively.

NOTE 9 – Loss Per Share

Basic loss per Ordinary Share is computed by dividing net loss available to ordinary shareholders by the weighted-average number of Ordinary Shares outstanding during the period. Diluted loss per ordinary share is computed by dividing net loss available to ordinary shareholders by the sum of (1) the weighted-average number of Ordinary Shares outstanding during the period, (2) the dilutive effect of the assumed exercise of share options using the treasury stock method, and (3) the dilutive effect of other potentially dilutive securities.

The following is the calculation of the basic and diluted weighted average shares outstanding for the years ended December 31, 2017, 2016 and 2015, respectively:

	Years Ended December 31,
	2017	2016	2015
Company posted	Net loss	Net loss	Net loss
Basic weighted average shares outstanding	1,247,293,388	1,177,693,383	852,088,530
Dilutive effect of Ordinary Share equivalents	None	None	None
Dilutive weighted average shares outstanding	1,247,293,388	1,177,693,383	852,088,530

For purposes of the diluted net loss per share calculation, share options and warrants are considered to be potentially dilutive securities and are excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for the periods presented due to the Company’s net loss position.

The following table shows the number of share equivalents that were excluded from the computation of diluted loss per share for the respective periods because the effect would have been anti-dilutive:

	Years Ended December 31,
	2017	2016	2015
Total share options	89,611,998	79,372,198	61,362,198
Total warrants-equity classified	399,160	1,782,246	1,782,246
Total warrants-liability classified	-	5,806,280	5,806,280
Total share options and warrants	90,011,158	86,960,724	68,950,724

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

(in U.S. Dollars)

NOTE 10 – Taxes

Tax rates:

The Company is incorporated in England. The effective corporate tax rate applying to a company that is incorporated in England on December 31, 2017 is 19.25%, reduced from 20% from December 31, 2016.

Tax assessment:

The periods open to inquiry by the United Kingdom (“UK”) tax authorities are 2016 and 2017. The Company has not been issued final tax assessments since its establishment in Switzerland.

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

At December 31, 2017 and 2016, there were no known uncertain tax positions. The Company has not identified any tax positions for which it is reasonably possible that a significant change will occur during the next 12 months.

The components of loss before income taxes are as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Domestic (UK)	$(35,295,613)	$(17,956,167)	$(39,599,123)
Foreign	(103,644)	(184,830)	(5,718,409)
Loss before income tax	$(35,399,257)	$(18,140,997)	$(45,317,532)

Income taxes relating to the Company’s operations are as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Current income taxes
Domestic (UK)	-	-	-
Foreign	-	-	-
Deferred income taxes	-	-	-
Domestic (UK)	-	-	-
Foreign	-	-	-
Income tax expense/recovery

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

(in U.S. Dollars)

NOTE 10 – Taxes (cont.)

Income taxes at the UK statutory rate compared to the Company’s income tax expenses as reported are as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Net loss before income tax	$(35,399,257)	$(18,140,997)	$(45,317,532)
Statutory rate	19.25%	20.00%	20.25%
Expected income tax recovery	(6,814,357)	(3,628,199)	(9,176,800)
Impact on income tax expense/recovery from
Change in valuation allowance	4,210,615	1,336,161	7,447,002
Permanent differences – excess consideration	-	-	3,904,864
Permanent differences - liability related to options and warrants	(6,706)	(130,061)	(225,748)
Change of tax rate from prior year	801,056	80,986	15,596
Change of tax rate due to U.S. tax reform	2,506,519	-	-
Tax rate difference in foreign jurisdictions	(697,127)	2,341,113	(1,964,914)
Income tax expense	-	-	-

The Company’s deferred tax assets and liabilities consist of the following:

	December 31, 2017	December 31, 2016
Deferred tax assets
Stock-based compensation	1,464,527	994,618
Litigation settlement loss	513,000	-
Stock option and warrant revaluation	965,454	1,525,594
Tax loss carry forward	17,158,394	13,370,548
Valuation allowance	(20,101,375)	(15,890,760)
Deferred tax assets/liabilities	-	-

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

At December 31, 2017, the Company had approximately $64.6 million of UK operating loss carryforwards to reduce future UK taxable income. These carryforwards to do not expire. At December 31, 2017, the Company had approximately $26.8 million of foreign operating loss carryforwards in the US and Switzerland. The carryforwards in the US expire beginning in 2032. The carryforwards in Switzerland expire in seven years.

Research and development credits:

The Company carries out extensive research and development activities, and may benefit from the UK research and development tax relief regime, whereby the Company can receive an enhanced UK tax deduction on its research and development activities. Where the Company is loss making for the period it can elect to surrender taxable losses for a refundable tax credit. The losses available to surrender are equal to the lower of the sum of the research and development qualifying expenditure and enhanced tax deduction and the Company’s taxable losses for the period with the tax credit for December 31, 2017 available at a rate of 14.5%. The credit therefore gives a cash flow advantage to Company’s at a lower rate than would be available if the enhanced losses were carried forward and relieved against future taxable profits.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017, 2016 and 2015

(in U.S. Dollars)

NOTE 10 – Taxes (cont.)

Qualifying expenditures comprise of chemistry and manufacturing consumables, employment costs for research staff, clinical trials management and other subcontracted research expenditures.

In December 2017, the Company filed a research and development tax credit claim for 2016 tax year. The credit claim was in the amount of approximately $3,800,000 for the year ended December 31, 2016 and was received in March 2018 and was recorded as a credit to research and development costs in the Consolidated Statements of Comprehensive Loss in March 2018. Due to the uncertainty of the approval of these tax credit claims and the potential that an election for a tax credit in the form of cash is not made, the Company did not record a related receivable at December 31, 2017.

NOTE 11 – Segment Information

The chief operating decision maker (“CODM”) is the Company’s CEO. Neither the CODM nor the Company’s directors receive disaggregated financial information about the locations in which research and development is occurring. Therefore, the Company considers that it has only one reporting segment.

The following table presents the Company’s tangible fixed assets by geographic region:

	December 31, 2017	December 31, 2016

United States	$22,103	$28,849
United Kingdom	33,795	29,515
Total	$55,898	$58,364

NOTE 12 – Subsequent Events

In January 2018, the Company entered into a sublease of office space in New York, New York for an approximately four-year term ending on July 29, 2022. The space is approximately 7,000 square feet, part of which management plans to sublease. Under the sublease, the monthly fixed rent amounts range from approximately $63,000 to $70,000 per month during the lease term for cumulative fixed rent of approximately $3.3 million. In addition to monthly fixed rent obligations, the Company is responsible for providing a security deposit, and payment of certain operating costs and taxes associated with the premises.