Form 20-F
period 2018-12-31
Akari Therapeutics Plc
filed 2019-04-23
CIK 1541157

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended	December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,580,693,413 Ordinary Shares, £0.01 par value per share

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

☒  Yes      ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Ϯ The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Such risks and uncertainties include, but are not limited to:

•	our needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

•	our ability to continue as a going concern;

•	uncertainties of cash flows and inability to meet working capital needs;

•	an inability or delay in obtaining required regulatory approvals for Nomacopan (Coversin) and any other product candidates, which may result in unexpected cost expenditures;

•	our ability to obtain orphan drug designation in additional indications;

•	risks inherent in drug development in general;

•	uncertainties in obtaining successful clinical results for Nomacopan (Coversin) and any other product candidates and unexpected costs that may result therefrom;

•	difficulties enrolling patients in our clinical trials;

•	failure to realize any value of Nomacopan (Coversin) and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market;

•	inability to develop new product candidates and support existing product candidates;

•	the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market;

•	risks resulting from unforeseen side effects;

•	risk that the market for Nomacopan (Coversin) may not be as large as expected;

•	risks associated with the departure of our former Chief Executive Officers and other executive officers;

•	risks associated with the SEC investigation;

•	inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation;

•	inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities;

•	the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; and

•	unexpected cost increases and pricing pressures.

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

We have derived the balance sheet data as of December 31, 2018 and 2017 and the consolidated statement of operations data for the years ended December 31, 2018, 2017 and 2016 from our audited financial statements included elsewhere in this Annual Report. We have derived the balance sheet data as of December 31, 2016, 2015 and 2014 and the consolidated statement of operations data for the year ended December 31, 2015 and 2014 from our audited financial statements not included in this Annual Report. Our financial statements have been prepared in accordance with US GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in Item 5 “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report.

BALANCE SHEET DATA		As of December 31,
(In United States Dollars)	2018	2017	2016	2015	2014

Total current assets	$7,454,322	$28,813,086	$45,633,781	$69,658,487	$3,335,249
Total assets	8,029,554	29,050,343	45,873,678	69,893,562	3,394,666
Total current liabilities	4,918,267	11,848,369	11,714,768	21,124,968	1,171,368
Total liabilities	4,918,267	11,896,372	11,771,128	21,174,037	1,171,368
Capital stock	23,651,277	22,927,534	18,340,894	18,340,894	11,210,804
Shareholders’ equity	3,111,287	17,153,971	34,102,550	48,719,525	2,223,298

STATEMENT OF OPERATIONS DATA
(In United States Dollars)		For the Year Ended December 31,
	2018	2017	2016	2015	2014

Research and development	$11,795,376	$23,285,279	$17,306,001	$5,799,076	$1,616,204
General and administrative	10,896,158	11,798,910	9,940,557	5,502,214	303,095
Litigation settlement (gain) loss	(2,700,000)	2,700,000	-	-	-
Excess consideration	-	-	-	19,293,280	-
Total operating expenses	19,991,534	37,784,189	27,246,558	30,584,570	1,919,299
Other expense (income)	(3,524,754)	(2,384,932)	(9,105,561)	14,732,962	28,254
Net loss	(16,466,780)	(35,399,257)	(18,140,997)	(45,317,532)	(1,947,553)
Net basic and diluted loss per ordinary share	$(0.01)	$(0.03)	$(0.02)	$(0.05)	$(0.02)
Weighted average number of ordinary shares (basic and diluted)	1,540,309,840	1,247,293,388	1,177,693,383	852,088,530	85,515,588

OTHER FINANCIAL DATA		For the Year Ended December 31,
(In United States Dollars)	2018	2017	2016	2015	2014

Net cash used in operating activities	$(22,580,240)	$(31,598,708)	$(24,624,535)	$(4,965,583)	$(1,476,824)
Net cash provided by (used in) investing activities	-	9,985,078	(10,066,632)	1,391,798	-
Net cash provided by financial activities	306,232	15,671,881	-	69,044,419	4,235,376

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We do not expect to generate revenue or profitability that is necessary to finance our operations in the short term. We incurred net losses of $16,466,780 and $35,399,257 for the years ended December 31, 2018 and 2017, respectively. In addition, our accumulated deficit as of December 31, 2018 and 2017 was $126,803,647 and $110,336,867, respectively. Losses have principally resulted from costs incurred for manufacturing, clinical trial and preclinical activities and general and administrative expenses. We have funded our operations primarily through the private placement and public offering of equity securities. As of December 31, 2018, we had cash of $5,446,138.

To date, we have not commercialized any products or generated any revenues from the sale of products, and absent the realization of sufficient revenues from product sales, we may never attain profitability in the future. We expect to incur significant losses for the foreseeable future as we continue to conduct research and development, clinical testing, regulatory compliance activities and, if Nomacopan (Coversin) or other future product candidates receive regulatory approval, sales and marketing activities.

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

The report of our U.S. independent registered public accounting firm on our financial statements for the period ended December 31, 2018, includes an explanatory paragraph raising substantial doubt about our ability to continue as a going concern as a result of our recurring losses from operations and net capital deficiency. Our future is dependent upon our ability to obtain financing in the future. This opinion could materially limit our ability to raise funds. If we fail to raise sufficient capital when needed, we will not be able to complete our business plan. As a result we may have to liquidate our business and you may lose your investment in our ADSs.

We will require additional capital to fund our operations, and if we are unable to obtain such capital, we will be unable to successfully develop and commercialize any product candidates.

As of December 31, 2018, we had cash of $5,446,138. On September 26, 2018, we entered into a securities purchase agreement, or Purchase Agreement, with Aspire Capital Fund, LLC, or Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $19.3 million of our ADSs. See “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Aspire Capital Financing Arrangement”. We will require additional capital in order to develop and commercialize our current product candidates or any product candidates that we acquire, if any. There can be no assurance that additional funds will be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may be required to terminate or delay development for one or more of our product candidates.

The extent to which we utilize the Purchase Agreement with Aspire Capital as a source of funding will depend on a number of factors, including the prevailing market price of our ADSs, the volume of trading in our ADSs and the extent to which we are able to secure funds from other sources. The number of ADSs that we may sell to Aspire Capital under the Purchase Agreement on any given day and during the term of the agreement is limited. Additionally, we and Aspire Capital may not effect any sales of ADSs under the Purchase Agreement during the continuance of an event of default or on any trading day that the closing sale price of our ADSs is less than $0.25 per share.

The amount and timing of any expenditure needed will depend on numerous factors, some of which are outside our control, including:

•	the type, number, scope, progress, expansion costs, results of and timing of our ongoing or future clinical trials or the need for additional clinical trials of Nomacopan (Coversin) bullous pemphigoid, or BP, atopic keratoconjunctivitis, or AKC, thrombotic microangiopathy, or TMA, paroxysmal nocturnal hemoglobinuria, or PNH, or any other indications or product candidates which we are pursuing or may choose to pursue in the future;

•	the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;

•	the costs and timing of obtaining or maintaining manufacturing for Nomacopan (Coversin) for BP, AKC, TMA, PNH or any other indications or product candidates, including commercial manufacturing if any product candidate is approved;

•	the costs and timing of establishing sales marketing, and reimbursement capabilities and enhanced internal controls over financial reporting;

•	the terms and timing of establishing and maintaining collaborations, license agreements and other partnerships;

•	costs associated with any new product candidates that we may develop, in-license or acquire;

•	the effect of competing technological and market developments; and

•	the costs associated with being a public company.

We have not sold any products, and we do not expect to sell or derive revenue from any product sales for the foreseeable future. We may seek additional funding through future debt and equity financing, as well as potential additional collaborations or strategic partnerships with other companies or through non-dilutive financings. Additional funding may not be available to us on acceptable terms or at all. General market conditions may make it very difficult for us to seek financing from the capital markets and our SEC investigation could impact the availability or cost of future financings. We may be required to relinquish rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us, in order to raise additional funds through alliance, joint venture or licensing arrangements. In addition, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional shares by us, or the possibility of such issuance, may cause the market price of our shares to decline.

If we are unable to obtain funding on a timely basis, we will be unable to complete ongoing and planned clinical trials for Nomacopan (Coversin) and we may be required to significantly curtail some or all of our activities. We also could be required to seek funds through arrangements with collaborative partners or otherwise that may require us to relinquish rights to our product candidates or some of our technologies or otherwise agree to terms unfavorable to us.

Future sales and issuances of the ADSs or rights to purchase ADSs and any equity financing that we pursue, could result in significant dilution of the percentage ownership of our shareholders and could cause our ADS price to fall.

We may seek additional capital through a combination of private and public equity offerings, debt financings or strategic partnerships licensing arrangements. In any financing transaction, we may sell ordinary shares or ADSs, convertible securities or other equity securities. To the extent that we raise additional funds by issuing equity securities (including up to $19.3 million of ADSs to Aspire Capital Fund, LLC, or Aspire Capital, pursuant to our financing arrangement with Aspire Capital), our shareholders may experience significant dilution. See “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Aspire Capital Financing Arrangement”. To the extent that we raise additional capital through sales of ADSs to Aspire Capital, or the sale of equity or convertible debt securities by any other means, existing ownership interests will be diluted. The sale of a substantial number of ADSs by Aspire Capital, or anticipation of such sales, could cause the trading price of our ADSs to decline or make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise desire. However, we have the right to control the timing and amount of sales of ADSs to Aspire Capital, and we may terminate the financing arrangement at any time, at our discretion, without any penalty or cost to us.

Risks Related to the Clinical Development and Regulatory Approval of Our Product Candidates

Our business depends on the success of Nomacopan (Coversin), which is still under development. If we are unable to obtain regulatory approval for or successfully commercialize Nomacopan (Coversin), our business will be materially harmed.

Nomacopan (Coversin) has been the sole focus of our product development. Successful continued development and ultimate regulatory approval of Nomacopan (Coversin) for at least one autoimmune disease is critical to the future success of our business. We have invested, and will continue to invest, a significant portion of our time and financial resources in the development of Nomacopan (Coversin). We will need to raise sufficient funds for, and successfully enroll and complete, our ongoing clinical development program for Nomacopan (Coversin) and for our planned clinical development program for Nomacopan (Coversin) in other indications. The future regulatory and commercial success of this product candidate is subject to a number of risks, including the following:

•	we may not have sufficient financial and other resources to complete the necessary clinical trials for Nomacopan (Coversin);

•	we may not be able to obtain adequate evidence of efficacy and safety for Nomacopan (Coversin);

•	we do not know the degree to which Nomacopan (Coversin) will be accepted as a therapy, even if approved;

•	in our clinical programs, we may experience difficulty in enrollment, variability in patients, adjustments to clinical trial procedures and the need for additional clinical trial sites, which could delay our clinical trial progress;

•	our reliance on a sole manufacturer to supply the drug product formulation of Nomacopan (Coversin) that is being used in our clinical trials;

•	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA, EMA or comparable foreign regulatory bodies for marketing approval;

•	patients in our clinical trials may die or suffer other adverse effects for reasons that may or may not be related to Nomacopan (Coversin), which could delay or prevent further clinical development;

•	the standards implemented by clinical or regulatory agencies may change at any time;

•	the FDA, EMA or foreign clinical or regulatory agencies may require efficacy endpoints for a clinical trial for the treatment of BP, AKC, TMA-HSCT, or PNH that differ from the endpoints of our planned current or future trials, which may require us to conduct additional clinical trials;

•	the mechanism of action of Nomacopan (Coversin) is complex and we do not know the degree to which it will translate into a medical benefit in certain indications;

•	our intellectual property rights may not be patentable, valid or enforceable; and

•	we may not be able to obtain, maintain or enforce our patents and other intellectual property rights.

Of the large number of drugs in development in the pharmaceutical industry, only a small percentage results in the submission of a new drug application, or NDA, to the FDA, or a marketing authorization application, or MAA, to the EMA and even fewer are approved for commercialization. Furthermore, even if we do receive regulatory approval to market Nomacopan (Coversin), any such approval may be subject to limitations on the indicated uses or patient populations for which we may market the product. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development programs, we cannot assure you that Nomacopan (Coversin) will be successfully developed or commercialized. If we or any of our future development partners are unable to develop, or obtain regulatory approval for, or, if approved, successfully commercialize Nomacopan (Coversin), we may not be able to generate sufficient revenue to continue our business.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may not be able to initiate or continue clinical trials required by the FDA, EMA or other foreign regulatory agencies for Nomacopan (Coversin) if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials. We will be required to identify and enroll a sufficient number of patients with BP, AKC, TMA, PNH and other rare and orphan autoimmune and inflammatory diseases for each of our ongoing and planned clinical trials of Nomacopan (Coversin) in these indications. To date, we have experienced delays in enrollment of patients in our clinical trials due in particular to the fact that we are targeting a small patient population with a rare disease or indication.

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

If clinical trials or regulatory approval processes for Nomacopan (Coversin) are prolonged, delayed or suspended, we may be unable to commercialize Nomacopan (Coversin) on a timely basis.

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

The efficacy of Nomacopan (Coversin) may not be known until advanced stages of testing, after we have incurred significant product development costs which may not be recoverable.

Nomacopan (Coversin) may fail to show the desired safety and efficacy at any phase in the clinical development program. Good efficacy in animal models of the target indication are no guarantee of success in human clinical trials. Often there is no adequate animal model of a human disease, such as PNH. As a result, the first definitive proof of efficacy may not occur until clinical trials in humans. In our Phase II PNH trial, while we determined that overall the trial met the primary endpoint, individually two of the seven patients who completed the trial did not meet the primary endpoint (which was assessed at day 28) and an additional patient who withdrew from the trial on day 43 also did not meet the primary endpoint. If Nomacopan (Coversin) does not demonstrate adequate efficacy, its development may be delayed or terminated, which could have a material adverse effect on our financial condition and results of operation.

Results of earlier preclinical studies or clinical trials may not be predictive of advancement to the next phase of development.

Completion of preclinical studies or clinical trials does not guarantee that we will initiate additional studies or trials for our product candidates. If further studies or trials are initiated, earlier preclinical studies or clinical trial may not predict the scope and phase of further trials, that these further studies or trials will be completed, or that if these further studies or trials are completed, that the design or results will provide a sufficient basis to apply for or receive regulatory approvals or to commercialize products. Results of clinical trials could be inconclusive, requiring additional or repeat trials. Data obtained from preclinical studies and clinical trials is subject to varying interpretations that could delay, limit or prevent regulatory approval. If the design or results achieved in our clinical trials are insufficient to proceed to further trials or to regulatory approval of our product candidates, we could be materially adversely affected. Failure of a clinical trial to achieve its pre-specified primary endpoint generally increases the likelihood that additional studies or trials will be required if we determine to continue development of the product candidate, reduces the likelihood of timely development of and regulatory approval to market the product candidate, and may decrease the chances for successfully achieving the primary endpoint in scientifically similar indications.

The route of administration or dose for Nomacopan (Coversin) may be inadequate.

Unsatisfactory drug availability due to problems relating to the route of administration or the target tissue availability of the drug is another potential cause of lack of efficacy of Nomacopan (Coversin), if and when it is commercialized. Complement component C5, the target of Nomacopan (Coversin), is predominantly found in blood. For AKC, BP, TMA-HSCT and PNH, Nomacopan (Coversin) is being administered subcutaneously. For AKC, Nomacopan (Coversin) is being administered topically which may also prove to be unfeasible which could delay commercialization of Nomacopan (Coversin) and result in significant additional costs to us.

Long-term animal toxicity and long-term human safety studies of Nomacopan (Coversin) could result in adverse results.

While we have conducted toxicity studies in certain animals with no observed adverse effect at the highest dose tested, we intend to conduct further long-term animal toxicity studies, including reproductive and carcinogenicity studies, and are currently conducting a long-term human safety study of Nomacopan (Coversin). Such tests may show that Nomacopan (Coversin) results in serious adverse events, is not as effective as we expected, or other adverse results. If animal toxicity and human safety tests do not yield favorable results, we may be required to abandon our development of Nomacopan (Coversin), which could have a material adverse effect on our financial condition and results of operation.

Chronic dosing of patients with Nomacopan (Coversin) could lead to an immune response that causes adverse reactions or impairs the activity of the drug.

There is a risk that chronic dosing of patients with Nomacopan (Coversin) may lead to an immune response that causes adverse reactions or impairs the activity of the drug. Patients may develop an allergic reaction to the drug and/or develop antibodies directed at the drug. Impaired drug activity could be caused by neutralization of the drug’s inhibitory activity or by an increased rate of clearance of the drug from circulation.

One potential toxic side effect of Nomacopan (Coversin) that has occurred in patients receiving Soliris® (eculizumab), a humanized antibody against complement component C5, may include the inhibition of the terminal complement system, which can result in an increased incidence of meningitis. As a result, we expect that patients receiving Nomacopan (Coversin) would also receive meningitis immunization and prophylactic antibiotics as indicated.

Nomacopan (Coversin) has a secondary binding site that sequesters LTB4. LTB4 synthesis from eicosanoid fatty acids can be induced by a variety of triggers including complement. LTB4 is a pro-inflammatory mediator which attracts and activates white blood cells at the area of inflammation. LTB4 inhibition may lead to positive anti-inflammatory benefits, but another potential cause of undesired side effects is that the reduction of these neutrophil attractant properties may include increased risk of infection, among others.

Any immune response that causes adverse reactions or impairs the activity of the drug could cause a delay in or termination of our development of Nomacopan (Coversin), which would have a material adverse effect on our financial condition and results of operation.

If Nomacopan (Coversin) is not convenient for patients to use, then potential sales may decrease materially.

Nomacopan (Coversin) may require refrigerated storage prior to use and will likely require self-injection. If the drug product is not stable at temperatures of between four and eight degrees Celsius, then the drug product may need to be defrosted before use, which patients could view as inconvenient, causing sales to decrease. In addition, if Nomacopan (Coversin) shows a lack of long-term stability at low storage temperatures, this may negatively impact our ability to manage the commercial supply chain, which could result in us having to refund customers or replace products that are unstable, which could materially increase our costs and have a material adverse effect on our financial condition and results of operation.

Because Nomacopan (Coversin) has not yet received regulatory approval, it is difficult to predict the time and cost of development and our ability to successfully complete clinical development and obtain the necessary regulatory approvals for commercialization.

Nomacopan (Coversin) has not yet received regulatory approval for the treatment of any indications, and unexpected problems may arise that could cause us to delay, suspend or terminate our development efforts.  To date, only a limited number of patients have been enrolled in our clinical trials.  Larger scale trials will be required to obtain regulatory approval and the efficacy or non-efficacy of Nomacopan (Coversin) will ultimately be determined by the applicable regulatory agencies. The long-term safety consequences of inhibition of C5 and/or LTB4 with Nomacopan (Coversin) is not known. Regulatory approval of product candidates such as Nomacopan (Coversin) can be more expensive and take longer than approval for candidates for the treatment of more well understood diseases with previously approved products.

We have obtained orphan drug status for Nomacopan (Coversin) in Guillain-Barré syndrome, or GBS, and PNH both in the United States and the EU, but we may be unable to maintain the benefits associated with orphan drug status, including market exclusivity.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Although we have received orphan drug designation for Nomacopan (Coversin) in GBS and PNH and intend to seek orphan product designation for Nomacopan (Coversin) in further indications, we may never receive such additional designations and we are not currently pursuing a clinical development program targeting GBS.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a biologics license application, or BLA, to market the same biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan product exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Even if we were to obtain orphan drug designation for Nomacopan (Coversin) for a particular indication, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. If we do obtain exclusive marketing rights in the United States, they may be limited if we seek approval for an indication broader than the orphan designated indication, and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of the relevant patients. Further, exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve a drug with the same active moiety for the same condition if the FDA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Furthermore, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product.

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

We may seek a breakthrough therapy designation from the FDA for Nomacopan (Coversin). Such designation or a similar designation from other national or international regulatory agencies, may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that Nomacopan (Coversin) or any other product candidates will receive marketing approval.

We may seek a breakthrough therapy designation for Nomacopan (Coversin). A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Designation as a breakthrough therapy is within the discretion of the FDA. Receipt of a breakthrough therapy designation for Nomacopan (Coversin) may not result in a faster development process, review or approval compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if Nomacopan (Coversin) qualifies as a breakthrough therapy, the FDA may later decide that it no longer meets the conditions for qualification.

Even if we obtain FDA approval of Nomacopan (Coversin), we or our partners may never obtain approval or commercialize our product candidates outside of the United States and, conversely, even if we obtain regulatory approval of Nomacopan (Coversin) in the EU, we or our partners may never obtain approval or commercialize our product candidates outside the EU.

In order to market any products in a country, we must establish and comply with numerous and varying regulatory requirements of other countries regarding clinical trial design, safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking regulatory approvals in other countries could result in significant delays, difficulties and costs for us, and may require additional preclinical studies or clinical trials which would be costly and time consuming and could delay or prevent introduction of Nomacopan (Coversin) in those countries. We rely on contract research organizations for experience in obtaining regulatory approval in international markets. If we or our partners fail to comply with regulatory requirements or to obtain and maintain required approvals, our target market will be reduced and our ability to realize the full market potential of Nomacopan (Coversin) will be harmed.

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

This could also apply with respect to data privacy. In the EU, on May 25, 2018 the EU Directive 95/46/EEC and Data Protection Act 1998 were replaced by the General Data Protection Regulation (EU) 2016/679, or GDPR, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data and, in the UK, the Data Protection Act 2018. The GDPR applies directly in all Member States (including the UK) from May 25, 2018 and applies to companies with an establishment in the EEA and to certain other companies not in the EEA that offer or provide goods or services to individuals located in the EEA or monitor the behavior of individuals located in the EEA. The GDPR implements more stringent operational requirements for controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data, increased cyber security requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities. The activities of data processors are being regulated for the first time, and require companies undertaking processing activities to offer certain guarantees in relation to the security of such processing and the handling of personal data. Contracts with data processors will also need to be updated to include certain terms prescribed by the GDPR, and negotiating such updates may not be fully successful in all cases. The GDPR provides that EU Member States may make their own further laws and regulations in relation to the processing of genetic, biometric or health data, which could result in differences between Member States, limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition. We are also subject to evolving and strict rules on the transfer of personal data out of the European Union to the United States. Further prospective revision of the Directive on privacy and electronic communications (Directive 2002/58/EC), or ePrivacy Directive, may affect our marketing communications. Failure to comply with EU laws, including failure under the GDPR, Data Protection Act 2018, ePrivacy Directive and other laws relating to the security of personal data may result in fines up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability, which may be onerous and adversely affect our business, financial condition, results of operations and prospects. Failure to comply with the GDPR and related laws may also give risk to increase risk of private actions from data subjects and consumer not-for-profit organizations, including a new form of class action that is available under the GDPR. Compliance with the GDPR requires a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to the aforementioned fines and penalties, litigation, and reputational harm in connection with any European activities. If no transitional arrangements are agreed by the UK government, the GDPR will no longer form part of UK law after the withdrawal of the UK from the European Union. On such event, the Data Protection Act 2018, will continue to apply and the extra-territorial aspects of the GDPR will apply but there may be an adverse effect on the ease to which personal data can be transferred from and to the remaining EU Member States. In particular, the two-way free flow of personal data currently in place between the UK and EEA countries will cease to apply if the UK leaves the EU without a withdrawal agreement that specifically provides for the continued flow of personal data.

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

Our commercial success depends in part on our ability to obtain and maintain patent protection and trade secret protection for our product candidates, proprietary technologies, and their uses as well as our ability to operate without infringing upon the proprietary rights of others. We can provide no assurance that our patent applications or those of our licensors will result in additional patents being issued or that issued patents will afford sufficient protection against competitors with similar technologies, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties. Even issued patents may later be found unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Composition-of-matter patents on the biological or chemical active pharmaceutical ingredients are generally considered to offer the strongest protection of intellectual property and provide the broadest scope of patent protection for pharmaceutical products, as such patents provide protection without regard to any method of use or any method of manufacturing. While we have issued composition-of-matter patents in the United States and other countries for Nomacopan (Coversin), we cannot be certain that the claims in our issued composition-of-matter patents will not be found invalid or unenforceable if challenged. We cannot be certain that the claims in any patent applications covering composition-of-matter or formulations of our product candidates that are pending, or that we may file, will be considered patentable by the United States Patent and Trademark Office, or USPTO, and courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in our issued composition-of-matter patents will not be found invalid or unenforceable if challenged. Even if any patent applications that we may file relating to specific formulations of our product candidates issue as patents, formulation patents protect a specific formulation of a product and may not be enforced against competitors making and marketing a product that has the same active pharmaceutical ingredient in a different formulation. Method-of-use patents protect the use of a product for the specified method or for treatment of a particular indication. This type of patents may not be enforced against competitors making and marketing a product that has the same active pharmaceutical ingredient but is used for a method not included in the patent. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement is difficult to prevent or prosecute.

Our issued patents for Nomacopan (Coversin) and its uses are expected to expire between 2024 and 2031 (excluding any patent term adjustment or potential patent term extension). Our pending patent applications for Nomacopan (Coversin) and its uses, if issued, are expected to expire at various times that range from 2024 to 2039 (excluding any potential patent term adjustment or extension).

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

We voluntarily reported to the SEC the circumstances leading to the withdrawal of the Edison Report and the outcome of our special committee’s investigation. In response, the SEC requested certain documents from us with respect to the matters we reported. We have been cooperating with the SEC’s requests for information. On June 5, 2018, we received a subpoena from the SEC which requested further documents and information primarily related to our Phase II PNH clinical trial of Nomacopan (Coversin). We are in the process of responding to the subpoena and will continue to cooperate with the SEC.  We cannot predict what, if any, actions the SEC may take or the timing or duration of the investigation. If the SEC were to conclude that enforcement action is appropriate, we could be required to pay civil penalties and fines, and the SEC could impose other sanctions against us or against our current and former officers and directors. In addition, our board of directors, management and employees may expend a substantial amount of time on the SEC investigation, diverting resources and attention that would otherwise be directed toward our operations and implementation of our business strategy, all of which could materially adversely affect our business, financial condition, results of operations or cash flows. Furthermore, while the SEC has informed us that the investigation should not be construed as an indication by the SEC or its staff that any violation of law has occurred, nor as a reflection upon any person, entity or security, publicity surrounding the foregoing, or any SEC enforcement action or settlement as a result of the SEC’s investigation, even if ultimately resolved favorably for us, could have an adverse impact on our reputation, business, financial condition, results of operations or cash flows.

We currently have no marketing, sales or distribution infrastructure with respect to Nomacopan (Coversin). If we are unable to develop our sales, marketing and distribution capability on our own or through collaborations with marketing partners, we will not be successful in commercializing our product candidates.

We currently have no marketing, sales or distribution capabilities and have limited sales or marketing experience within our organization. If our product candidate Nomacopan (Coversin) is approved, we intend either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize Nomacopan (Coversin), or to outsource this function to a third party. Either of these options would be expensive and time consuming. Some or all of these costs may be incurred in advance of any approval of Nomacopan (Coversin). In addition, we may not be able to hire a sales force in the United States or other target market that is sufficient in size or has adequate expertise in the medical markets that we intend to target. Any failure or delay in the development of our or third parties’ internal sales, marketing and distribution capabilities would adversely impact the commercialization of Nomacopan (Coversin) and other future product candidates.

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

As of December 31, 2018, we had thirteen full-time employees and one full-time equivalent consultant. Our focus on the development of Nomacopan (Coversin) requires us to optimize cash utilization and to manage and operate our business in a highly efficient manner. We cannot assure you that we will be able to hire and/or retain adequate staffing levels to develop Nomacopan (Coversin) or run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish.

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

Market acceptance and sales of any one or more of our product candidates will depend on reimbursement policies and may be affected by future healthcare reform measures in the United States and in foreign jurisdictions. Government authorities and third-party payers, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for any of our product candidates. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, any future products. The insurance coverage and reimbursement status of newly-approved products for orphan diseases is particularly uncertain, and failure to obtain or maintain adequate coverage and reimbursement for Nomacopan (Coversin) or any other product candidates could limit our ability to generate revenue.

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

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, PPACA, became law in the United States. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the PPACA. Congress and President Trump have expressed their intentions to repeal or repeal and replace the PPACA. President Trump issued an Executive Order and both chambers of Congress passed bills, all with the goal of fulfilling their intensions. However, to date, the Executive Order has had limited effect and the Congressional activities have not resulted in the passage of a law. If a law is enacted, many if not all of the provisions of the PPACA may no longer apply to prescription drugs. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how any future products are paid for and reimbursed by government and private payers our business could be adversely impacted. On December 14, 2018, a federal district court in Texas ruled that the PPACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, and the ruling has been stayed by the ruling judge. We are not able to state with any certainty what the impact of this court decision will be on our business pending further court action and possible appeals.

In the fourth quarter of 2018, the Trump Administration announced initiatives that it asserted are intended to result in purportedly lower drug prices. The first initiative, announced on October 15, 2018, involved the plan to a new federal regulation that would require pharmaceutical manufacturers to disclose the list prices of their respective prescription drugs in their television advertisements for their products if the list price is greater than $35 USD. With respect to the second initiative, on October 25, 2018, the Centers for Medicaid and Medicare Services gave Advance Notice of Proposed Rulemaking to propose the implementation of an “International Pricing Index” model for Medicare Part B drugs and biologicals (single source drugs, biologicals, and biosimilars). Public comments were due on December 31, 2018 with a proposed rule theoretically being offered as early as Spring 2019 with target implementation of a 5 year pilot program beginning in Spring 2020. While these initiatives have not been put into effect, we are not in a position to know at this time whether they will ever become law or what impact the enactment either of these proposals would have on our business.

In February 2019, the Department of Health and Human Services has proposed a regulation that would significantly restrict the availability of certain regulatory safe harbors under the federal Anti-Kickback Statute that are used to facilitate certain types of transactions between manufacturers and pharmacy benefits managers that play a significant role in the pharmaceutical distribution chain. These changes to the Discount Safe Harbors available under the Anti-Kickback Statute would reduce some of the protections currently available to manufacturers that pay negotiated rebates to pharmacy benefits managers in exchange for these “PBMs” agreeing to include drugs and biologics on the formularies of the PBM’s downstream customers, primarily the health plans that insure patients for both private commercial plans and government-sponsored plans. While we do not know whether the Trump Administration will be successful in implementing this proposed regulation, its successful implementation could have an impact on both our commercial supply arrangements with health plans and our supply arrangements to health plans that serve beneficiaries of federal health care programs such as Medicare Part D.

As part of its reform of the 340B discount drug program, on October 31, 2018, the Health Resources and Services Administration (HRSA) at the U.S. Department of Health and Human Services (HHS) issued a notice of proposed rulemaking to move up the effective date of a final rule that would give HHS authority to impose Civil Monetary Penalties on pharmaceutical manufacturers who knowingly and intentionally charged a covered entity more than the statutorily allowed ceiling price for a covered outpatient drug. The final rule is intended to encourage compliance by manufacturers in offering the mandatory 340B ceiling purchase price to eligible purchasers, such as certain qualified health systems or individual hospitals.

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

Although the development and commercialization of Nomacopan (Coversin) is our primary focus, as part of our longer-term growth strategy, we plan to evaluate the development and commercialization of other therapies related to immune-mediated, inflammatory, orphan and other diseases. We may from time to time evaluate internal opportunities from our current product candidates, and also may choose to in-license or acquire other product candidates as well as commercial products to treat patients suffering from immune-mediated, orphan or other disorders with high unmet medical needs and limited treatment options. These other product candidates will require additional, time-consuming development efforts prior to commercial sale, including preclinical studies, clinical trials and approval by the FDA, EMA and/or applicable foreign regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any such products that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives.

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

Class action lawsuits against us could lead to adverse outcomes.

We have in the past been, and may in the future become subject to class action litigation. In May 2017, putative class actions asserting violations of Sections 10(b) and 20(a) of the Exchange Act, based primarily on our press releases or statements concerning the Phase II PNH trial of Nomacopan (Coversin) and a report issued on April 26, 2017 titled “Akari’s Coversin matches Soliris in Phase II”, or the Edison Report, by Edison Investment Research Ltd, or Edison, about us and actions taken by us after the report was issued were commenced in the U.S. District Court for the Southern District of New York against us, a former Chief Executive Officer and our Chief Financial Officer. These actions were consolidated, and plaintiffs amended their pleadings to include our Executive Chairman and Edison as defendants. On June 8, 2018, the parties entered into a memorandum of understanding to settle plaintiffs’ claims for a total payment of $2.7 million in cash. On July 26, 2018, plaintiffs filed a notice with the Court voluntarily dismissing Edison from the action. On August 3, 2018, the remaining parties executed and filed a stipulation and agreement of settlement (the terms of which were consistent with the memorandum of understanding). On August 7, 2018, the Court granted plaintiffs’ motion for preliminary approval of the settlement, and on November 28, 2018, following a hearing with the parties, the court ordered final approval of the settlement. Plaintiffs subsequently moved to distribute the settlement funds to the class, and the Court granted plaintiffs’ motion on February 4, 2019. Separately, Edison Investment Research Ltd. sought indemnification from us including reimbursement of all legal expenses that Edison incurs in connection with the securities class action (to which, as discussed above, Edison was added as a defendant) and lost profits from customer relationships that Edison claims it lost as a result of the retraction of the Edison Report. The parties have finalized and consummated a settlement and the settlement payment has been made. If we become subject to any future class action litigation, we could incur substantial costs not covered by our liability insurance, suffer a significant adverse impact on our reputation and this could divert management’s attention and resources from other priorities, any of which could have a material adverse effect on our business. In addition, any of these matters could require payments that are not covered by, or exceed the limits of, our available liability insurance, which could have a material adverse effect on our business, financial condition and results of operation.

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

We currently engage a third-party manufacturer to provide clinical material of the API, lyophilization, release testing and fill and finish services for the final drug product formulation of Nomacopan (Coversin) that is being used in our clinical trials. Although we believe that there are several potential alternative manufacturers who could manufacture Nomacopan (Coversin), we may incur added costs and delays in identifying and qualifying any such replacement. In addition, we have not yet concluded a commercial supply contract with any commercial manufacturer. There is no assurance that we will be able to timely secure needed supply arrangements on satisfactory terms, or at all. Our failure to secure these arrangements as needed could have a material adverse effect on our ability to complete the development of our product candidates or, to commercialize them. We may be unable to conclude agreements for commercial supply with third-party manufacturers, or may be unable to do so on acceptable terms. There may be difficulties in scaling up to commercial quantities and formulation of Nomacopan (Coversin) and the costs of manufacturing could be prohibitive.

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

If our third-party manufacturer of Nomacopan (Coversin) is unable to increase the scale of its production of Nomacopan (Coversin), and/or increase the product yield of its manufacturing, then our costs to manufacture the product may increase and commercialization may be delayed.

In order to produce sufficient quantities of Nomacopan (Coversin) to meet the demand for clinical trials and subsequent commercialization, our third party manufacturer of Nomacopan (Coversin) will be required to increase its production and optimize its manufacturing processes while maintaining the quality of the product. The transition to larger scale production could prove difficult. In addition, if our third party manufacturer is not able to optimize its manufacturing process to increase the product yield for Nomacopan (Coversin), or if it is unable to produce increased amounts of Nomacopan (Coversin) while maintaining the quality of the product, then we may not be able to meet the demands of clinical trials or market demands, which could decrease our ability to generate profits and have a material adverse impact on our business and results of operation.

Risks Related to our Ordinary Shares and ADSs

Ownership of our ADSs and/or ordinary shares involves a high degree of risk.

Investing in and owning our ADSs and ordinary shares involve a high degree of risk. Shareholders should read carefully the risk factors provided within this section, as well as our public documents filed with the SEC, including the financial statements therein.

If we are deemed or become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2019 or in any prior or subsequent years, there may be negative tax consequences for U.S. taxpayers that are holders of our ADSs.

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

We believe we were not a PFIC for 2018. Because the PFIC determination is highly fact sensitive, there can be no assurance that we will not be a PFIC for 2019 or for any other taxable year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our ADSs, and such U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to such U.S. shareholder, and any gain realized on the sale or other disposition of our ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for ADSs; (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ADSs during a period when we are a PFIC will be generally subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to certain exceptions, including for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. If an investor provides reasonable notice to us that it has determined to make a QEF election, we intend to provide annual financial information to such investor as may be reasonably required for purposes of filing United States federal income tax returns in connection with such QEF election.

Our ADSs may be involuntarily delisted from trading on The Nasdaq Capital Market if we fail to comply with the continued listing requirements. A delisting of our ADSs is likely to reduce the liquidity of our ADSs and may inhibit or preclude our ability to raise additional financing.

Nasdaq requires us to meet certain financial, public float, bid price and liquidity standards on an ongoing basis in order to continue the listing of our ADSs. Generally, we must maintain a minimum amount of stockholders equity (generally $2.5 million) and a minimum closing bid price (generally $1.00). If we fail to meet any of the continuing listing requirements, our ADSs may be subject to delisting and we may become subject to delisting proceedings. If our ADSs are delisted and we are not able to list our ADSs on another national securities exchange, we expect our securities would be quoted on an over-the-counter market. If this were to occur, our stockholders could face significant material adverse consequences, including limited availability of market quotations for our ADSs and reduced liquidity for the trading of our securities. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future. There can be no assurance that an active trading market for our ADSs will develop or be sustained. We may choose to raise additional capital in order to increase our stockholders’ equity in order to meet the Nasdaq continued listing standards. Any additional equity financings may be financially dilutive to, and will be dilutive from an ownership perspective to our stockholders, and such dilution may be significant based upon the size of such financing. Additionally, we cannot assure that such funding will be available on a timely basis, in needed quantities, or on terms favorable to us, if at all.

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

Our stock price may experience substantial volatility as a result of a number of factors. The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be so in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our ADSs:

•	sales or potential sales of substantial amounts of our ordinary shares or ADSs;

•	delay or failure in initiating, enrolling, or completing pre-clinical or clinical trials or unsatisfactory results of these trials or events reported in any of our current or future clinical trials;

•	announcements about us or about our competitors, including clinical trial results, regulatory approvals or new product introductions;

•	developments concerning our licensors or product manufacturers;

•	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

•	developments relating to the SEC investigation;

•	conditions in the pharmaceutical or biotechnology industries;

•	variations in our anticipated or actual operating results;

•	governmental regulation and legislation.

•	variations in our anticipated or actual operating results;

•	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations;

•	whether, to what extent and under what conditions the FDA or EMA will permit us to continue developing our product candidates, if at all, and if development is continued, any reports of safety issues or other adverse events observed in any potential future studies of these product candidates;

•	adverse publicity;

•	our ability to enter into new collaborative arrangements with respect to our product candidates;

•	the terms and timing of any future collaborative, licensing or other arrangements that we may establish;

•	our ability to raise additional capital to carry through with our clinical development plans and current and future operations and the terms of any related financing arrangements;

•	the timing of achievement of, or failure to achieve, our and any potential future collaborators’ clinical, regulatory and other milestones, such as the commencement of clinical development, the completion of a clinical trial or the receipt of regulatory approval;

•	announcement of FDA or EMA approval or non-approval of our product candidates or delays in or adverse events during the FDA or EMA review process;

•	actions taken by regulatory agencies with respect to our product candidates or products, our clinical trials or our sales and marketing activities, including regulatory actions requiring or leading to restrictions, limitations and/or warnings in the label of an approved product candidate;

•	uncontemplated problems in the supply of the raw materials used to produce our product candidates;

•	the commercial success of any product approved by the FDA, EMA or any other foreign counterpart;

•	introductions or announcements of technological innovations or new products by us, our potential future collaborators, or our competitors, and the timing of these introductions or announcements;

•	market conditions for equity investments in general, or the biotechnology or pharmaceutical industries in particular;

•	we may have limited or very low trading volume that may increase the volatility of the market price of our ADSs;

•	regulatory developments in the United States and foreign countries;

•	changes in the structure or reimbursement policies of health care payment systems;

•	any intellectual property infringement lawsuit involving us;

•	actual or anticipated fluctuations in our results of operations;

•	changes in financial estimates or recommendations by securities analysts;

•	hedging activity that may develop regarding our ADSs;

•	regional or worldwide recession;

•	sales of large blocks of our ordinary shares or ADSs;

•	sales of our ordinary shares or ADSs by our executive officers, directors and significant shareholders;

•	managerial costs and expenses;

•	changes in accounting principles; and

•	the loss of any of our key scientific or management personnel.

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

In the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us, could result in substantial costs, which could hurt our financial condition and results of operations and divert management’s attention and resources, which could result in delays of our clinical trials or commercialization efforts.

Insiders have control over us which could delay or prevent a change in corporate control or result in the entrenchment of management and/or the board of directors.

As of December 31, 2018, our directors and executive officers, together with their affiliates and related persons, beneficially own, in the aggregate, approximately 51.6% of our outstanding ordinary shares. RPC Pharma Limited, or RPC, which is controlled by our chairman Dr. Ray Prudo, beneficially owns approximately 49.5% of our outstanding ordinary shares. Accordingly, these shareholders, if acting together, or Dr. Prudo, individually, may have the ability to impact the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these persons may have the ability to influence the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our ADSs by:

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

As a result of the delayed filing of our Annual Report on Form 20-F for the period ended December, 31, 2017 with the SEC, we are not currently eligible to use a registration statement on Form F-3 to register the offer and sale of securities, which may adversely affect our ability to raise future capital in a timely manner.

As previously disclosed in our press release and reported on our Form 6-K filed May 21, 2018, we received a deficiency letter from Nasdaq on May 17, 2018 indicating that, as a result of not filing our Annual Report on Form 20-F for the year ended December 31, 2017, or the Late Annual Report, in a timely manner, we were not in compliance with Nasdaq Listing Rule 5250(c)(1) for continued listing.

Although we have adequately remedied our non-compliance with Nasdaq’s listing rules, we are not currently eligible to register the offer and sale of our securities using a registration statement on Form F-3 and we will not become eligible until we have timely filed certain periodic reports required under the Exchange Act for 12 consecutive calendar months. There can be no assurance when we will meet this requirement, which depends in part upon our ability to file our periodic reports on a timely basis in the future.

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

We identified material weaknesses in our internal controls over financial reporting in fiscal year 2017 which were subsequently remediated. If additional material weaknesses or significant deficiencies in our internal control over financial reporting are identified in the future, or if we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could adversely affect our stock price and negatively impact our results of operations.

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

We previously identified material weaknesses in our internal control over financial reporting in fiscal year 2017, as discussed in “Item 15. Controls and Procedures” of this Annual Report on Form 20-F and our Annual Report on Form 20-F for fiscal year 2017. These material weaknesses were remediated, and management concluded that its internal control over financial reporting was effective as of December 31, 2018. However, any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to remedy any future material weaknesses and conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by the Nasdaq Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Failure to maintain our disclosure controls and procedures could impair our ability to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.

Our management previously concluded that our disclosure controls and procedures for the fiscal year ended December 31, 2017 were not effective for the fiscal year ended December 31, 2017 due to the material weaknesses noted above. See “Item 15. Controls and Procedures.” Although these material weaknesses were remediated, if we fail to maintain our effective disclosure controls and procedures, we may not be able to accurately report our financial condition, results of operations or cash flows on a timely basis, which may adversely affect investor confidence in us.

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

We are a “foreign private issuer” and as a result of this and other reduced disclosure requirements applicable to foreign private issuers, our ADSs may be less attractive to investors.

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

Provisions in the UK City Code on Takeovers and Mergers may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders.

The UK City Code on Takeovers and Mergers, or the Takeover Code, applies, among other things, to an offer for a public company whose registered office is in the United Kingdom and whose securities are not admitted to trading on a regulated market in the United Kingdom if the company is considered by the Panel on Takeovers and Mergers, or the Takeover Panel, to have its place of central management and control in the United Kingdom. This is known as the “residency test.” The test for central management and control under the Takeover Code is different from that used by the UK tax authorities. Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the United Kingdom by looking at various factors, including the structure of our board of directors, the functions of the directors and where they are resident.

If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the United Kingdom, we would be subject to a number of rules and restrictions, including but not limited to the following: (1) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (2) we may not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (3) we would be obliged to provide equality of information to all bona fide competing bidders.

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

On September 18, 2015, we completed an acquisition of all of the capital stock of Volution Immuno Pharmaceuticals SA, or Volution, a private Swiss company, from RPC Pharma Limited, or RPC, Volution’s sole shareholder, in exchange for our ordinary shares, in accordance with the terms of a Share Exchange Agreement, dated as of July 10, 2015.  In connection with the acquisition, our name was changed to Akari Therapeutics, PLC and the combined company focused on the development and commercialization of life-transforming treatments for a range of rare and orphan autoimmune and inflammatory diseases caused by dysregulation of complement C5.

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

Our principal office is located at 75/76 Wimpole Street, London W1G 9RT, United Kingdom, and our telephone number is +44 20 8004 0270. Our website address is www.akaritx.com. The information contained on, or that can be accessed through, our website is neither a part of nor incorporated into this Annual Report. We have included our website address in this annual report solely as an inactive textual reference. Puglisi & Associates, or Puglisi, serves as our agent for service of process in the United States. Puglisi’s address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

We use our website (www.akaritx.com) as a channel of distribution of Company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report.

Capital Expenditures

Our capital expenditures for the years ended December 31, 2018, 2017 and 2016 were $0, $36,885 and $54,750, respectively. Our current capital expenditures primarily consist of computer equipment.

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

Our lead product candidate, Coversin, which was recently renamed Nomacopan following its acceptance by as an International Nonproprietary Name by the World Health Organization, is a second-generation complement inhibitor, acts on complement component-C5, preventing release of C5a and formation of C5b–9 (also known as the membrane attack complex, or MAC), and independently also inhibits leukotriene B4, or LTB4, activity, both elements that are co-located as part of the immune/inflammatory response. Nomacopan (Coversin) is a recombinant small protein (16,740 Da) derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, where it modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response.

Nomacopan (Coversin) has received orphan drug status from the U.S. Food and Drug Administration, or the FDA, and the European Medicines Agency, or the EMA, for paroxysmal nocturnal haemoglobinuria, or PNH, and Guillain Barré Syndrome, or GBS. Orphan drug designation provides us with certain benefits and incentives, including a period of marketing exclusivity if regulatory approval of the drug is ultimately received for the designated indication. The receipt of orphan drug designation status does not change the regulatory requirements or process for obtaining marketing approval and the designation does not mean that marketing approval will be received. We intend to apply in the future for orphan drug designation in additional indications we deem appropriate.

On March 29, 2017, we received notice from the U.S. Food and Drug Administration (FDA) of fast track designation for the investigation of Nomacopan (Coversin) for the treatment of PNH in patients who have polymorphisms conferring Soliris® (eculizumab) resistance. The fast track program was created by the FDA to facilitate the development and expedite the review of new drugs which show promise in treating a serious or life-threatening disease and address an unmet medical need. Drugs that receive this designation benefit from more frequent communications and meetings with the FDA to review the drug’s development plan including the design of the proposed clinical trials, use of biomarkers and the extent of data needed for approval. Drugs with fast track designation may also qualify for priority review to expedite the FDA review process, if relevant criteria are met.

Our clinical targets for Nomacopan (Coversin) are diseases where complement dysregulation is the key driver such as: paroxysmal nocturnal hemoglobinuria or PNH and thrombotic microangiopathy post bone marrow transplant or TMA-HSCT, as well as a range of inflammatory diseases where the inhibition of both C5 and LTB4 are implicated, including bullous pemphigoid, or BP, and atopic keratoconjunctivitis, or AKC.

Other compounds in our pipeline include engineered versions of Nomacopan (Coversin) that potentially decrease the frequency of administration, improve potency, or allow for specific tissue targeting, as well as new proteins targeting LBT4 alone, as well as bioamine inhibitors (for example, anti-histamines). In general, these inhibitors act as ligand binding compounds, which may provide additional benefit versus other modes of inhibition. For example, off-target effects are less likely with ligand capture. One example of this benefit is seen with LTB4 inhibition where compounds that have targeted the production of leukotrienes can inhibit both the production of pro-inflammatory as well as anti-inflammatory leukotrienes—often diminishing the potential benefit of the drug on the inflammatory system. Nomacopan (Coversin) has demonstrated that, by capturing LTB4, it is limited to disrupting the white blood cell activation and attraction aspects, without interfering with the anti-inflammatory benefits of other leukotrienes.

Nomacopan (Coversin) is much smaller than typical antibodies currently used in therapeutic treatment. Nomacopan (Coversin) can be self-administered by subcutaneous injection, much like an insulin injection, which we believe will provide considerable benefits in terms of patient convenience. We believe that the subcutaneous formulation of Nomacopan (Coversin) as an alternative to intravenous infusion may accelerate patient uptake if Nomacopan (Coversin) is approved by regulatory authorities for commercial sale. Patient surveys contracted by us suggest that many patients would prefer to self-inject daily than undergo intravenous infusions. Additionally, Nomacopan (Coversin)’s bio-physical properties allow it to be potentially used in a variety of formulations, some of which may enable therapeutic use via topical or inhaled routes of administration.

Clinical Development Program — Past and Future

Phase Ia Single Ascending Dose Trial

Nomacopan (Coversin) entered clinical development in 2013 when a Phase Ia clinical trial was initiated under a Clinical Trials Authorisation (CTA) issued by the Medicines and Healthcare products Regulatory Agency (MHRA), an executive agency of the Department of Health in the United Kingdom. The primary objective of this single ascending dose, first-in-man study was to explore the safety profile of Nomacopan (Coversin) in 24 subjects. The drug was well tolerated, and no serious or dose-related adverse events were reported. The secondary objective of this Phase Ia clinical trial was to examine the effect of Nomacopan (Coversin) on complement activity at the highest, therapeutic dose. This showed that the peak onset of action was about nine hours after injection, and that the effect of a single dose was detectable for more than 96 hours. The effects were consistent between all subjects and showed 100% inhibition of the complement system within 12 hours.

Phase 1b Dose Range Finding Trial

A Phase Ib repeat dose study was initiated in the first quarter of 2016. In this double-blind, randomized Phase Ib trial, each cohort of six normal healthy volunteers was given either a loading dose of subcutaneous placebo twice a day for two days followed by five days of a single daily placebo dose (n=2) or a loading dose of 30 mg of subcutaneous Nomacopan (Coversin) twice a day for two days followed by five days of a single daily subcutaneous maintenance dose (n=4) of either 15 mg, 22.5 mg or 30 mg.

Data from the 22.5 mg once daily maintenance cohort and 30 mg once daily maintenance cohort demonstrated that subcutaneous Nomacopan (Coversin) achieved complete complement inhibition (Elisa CH50 < 8 Eq/ml, lower limit of quantification) within the first day, and demonstrated complete complement inhibition at the end of dosing on day seven whether measured using the ELISA or lytic CH50 assays.

The data from the 15 mg once daily maintenance cohort demonstrated that subcutaneous Nomacopan (Coversin) achieved complete complement inhibition (Elisa CH50 < 8 Eq/ml, lower limit of quantification) within the first day following an ablating dose but by day three was unable to maintain complete complement inhibition at the 24-hour trough measurement. A final cohort of 4 healthy volunteers was given 22.5 mg of Nomacopan (Coversin) as a maintenance dose for 21 days. Complete complement inhibition was demonstrated at the end of the 21 day period of once daily dosing and there we no neutralizing antibodies detected. One volunteer receiving the Nomacopan (Coversin) in the 30 mg 7 day cohort stopped dosing on day three due to a non-serious adverse event possibly related to antibiotics administered for meningitis prophylaxis. The trial was conducted at Hammersmith Medicines Research Ltd, in London.

BP Clinical Program

We continue to develop Nomacopan (Coversin) in indications that take advantage of the dual-acting properties of the drug to inhibit both C5 and LTB4. In patients with BP there is evidence that both C5 and LTB4 have a central role in driving the disease. Ex vivo data, from a recent study at Lubeck University, in BP patients showed a pronounced accumulation of LTB4 and C5 and its activation products in the inflamed skin of bullous pemphigoid disease patients.

In 2018, we opened our first site for a six-week Phase IIa open label, single-arm trial to evaluate the safety and efficacy of Nomacopan (Coversin) in patients with mild to moderate BP. The primary endpoints of the trial were proportion of patients reporting grade 3, 4 and 5 adverse events which are related/possibly related to Nomacopan (Coversin) during the treatment period and secondary and other endpoints include, among others, Bullous Pemphigoid Disease Area Index (BPDAI) score. The Phase IIa clinical trial is currently recruiting at six sites across Europe.

Initial results from the first three patients showed that Nomacopan (Coversin), dosed daily subcutaneously, was well tolerated in three elderly patients (>65 years), and that there were no drug-related adverse events. Prior to treatment with Nomacopan (Coversin), two out of the three patients were already on topical corticosteroids (mometasone) while a third was naïve to steroid treatment. Steroids were reduced at weekly intervals so that by day 21 both patients were only treated with Nomacopan (Coversin). In the 7-11-day period prior to initiation on Nomacopan (Coversin), the two patients on steroids showed either no or minor improvement in their BPDAI global score (between 0% and 5%) and no improvement in blisters. By Day 7, 21 and 42 of treatment with Nomacopan (Coversin), the BPDAI global score fell by a mean of 31%, 45% and 52%, respectively. By Day 7, 21 and day 42 of treatment with Nomacopan (Coversin), blisters/erosions dropped by a mean of 45%, 75% and 87%, respectively.

As a result of this positive data, we intend to expand the trial to include the treatment of severe patients.

AKC Clinical Program

During the third quarter of 2018, we commenced a Phase I/II randomized, double blinded, placebo-controlled trial with an initial three patients (Part A) prior to the blinding (Part B) to evaluate the safety and efficacy of Nomacopan (Coversin) in patients with the inflammatory mediated eye disorder AKC. Results in a rodent model of Experimental Immune Conjunctivitis (EIC), undertaken at the world leading Moorfields Hospital Institute of Ophthalmology, showed that Nomacopan (Coversin) demonstrated significant anti-inflammatory activity. In this preclinical model of severe eye surface inflammation, Nomacopan (Coversin), applied topically, resulted in a statistically significant reduction (64%, p<0.001) in late phase inflammation versus placebo. We plan to provide interim data readouts for our AKC trial and present a poster showing Nomacopan’s (Coversin’s) effect in a preclinical model of autoimmune uveitis, a back of the eye orphan disease, at the Association for Research in Vision and Ophthalmology (ARVO) conference to be held in Vancouver, from April 28 to May 2, 2019.

TMA Clinical Program

Thrombotic microangiopathy following hematopietic stem cell transplant, or TMA-HSCT is an orphan condition with an estimated fatality rate of more than 80% in pediatric patients with the disease. A framework for a pivotal trial design for pediatric patients was agreed with the FDA in which the response to Nomacopan (Coversin) of selected, clinically meaningful treatment variables would be the primary endpoint. In September 2018, Akari announced that in the first two patients treated with Nomacopan (Coversin) as part of a UK named patient program it had observed a rapid reduction of the markers of complement activation as well as normalization of markers that are elevated in TMA (platelet count, red blood cell fragments, thrombocytopaenia, elevated LDH and hypertension).

We aim to commence a European and US trial in pediatric TMA-HSCT patients in the fourth quarter of 2019. TMA-HSCT is now planned as our gateway indication into the broad TMA space which includes a large number of related and poorly treated orphan diseases including atypical hemolytic uremic syndrome, or aHUS. In order to accommodate the new focus on the broader TMA space, the current aHUS Phase II program is being put on hold and will be reviewed in order to align with the wider TMA program.

PNH Clinical Program

Phase II PNH Eculizumab-Resistant Trials

In February 2016, we initiated an open-label Phase II single arm trial for PNH patients with eculizumab resistance due to C5 polymorphisms, pursuant to a clinical trial protocol approved by the European Union national regulatory authority The primary objective of the eculizumab-resistance program was to provide patients who have clinically demonstrated resistance to eculizumab with early access to Nomacopan (Coversin) as a potentially lifesaving alternative. The patient, who is being treated in the Netherlands, was entered into an open label protocol where safety and efficacy parameters are evaluated on an ongoing basis including measures of complement activity such as CH50 and biomarkers of hemolysis activity such as lactate dehydrogenase, or LDH. Results from the patient with PNH who was resistant to eculizimab due to a C5 polymorphism has demonstrated complete complement inhibition (Elisa CH50 < 8 Eq/ml, lower limit of quantification) and marked LDH reduction to around 1.5 times the upper limit of normal, or ULN. This patient has been transferred to the long-term safety and efficacy CONSERVE study and in aggregate has been treated for more than three years of therapy as of March 31, 2019 and has been self-administering Nomacopan (Coversin).

In May 2018, we enrolled a second PNH patient with eculizumab resistance due to C5 polymorphisms in an open-label six-month Phase II single arm trial. The trial was conducted at a study site in New York and the patient has entered into our long-term safety and efficacy CONSERVE study.

Phase II COBALT PNH Trial

In the fourth quarter of 2016, we commenced enrollment for a 90-day open-label Phase II, single-arm clinical trial in patients with PNH in five centers in the European Union, known as the COBALT trial. The trial was concluded in December 2017. We enrolled and treated eight patients with Nomacopan (Coversin)self-administered subcutaneous injections twice a day for approximately the first month and then switched to once daily injections. Of those eight patients, seven completed the 90-day trial while one patient with a suspected co-morbidity unrelated to treatment was withdrawn on day 43 of the trial. Following the ablating dose, the first five patients were dosed twice daily with either 15mg or 22.5mg of Nomacopan (Coversin)for approximately the first month and then once daily 30mg or 45 mg until end of the trial. Two of those patients were updosed from 30mg to 45mg once daily at Days 40 and 54, respectively and a third patient was updosed to 22.5mg twice daily at Day 24 and moved to 45mg once daily at Day 67. The final three patients recruited were dosed under a revised dosing regime in which following the ablating dose, were dosed twice daily with 22.5mg of Nomacopan (Coversin)for approximately the first month and then once daily 45mg until the end of the trial. The primary endpoint of the trial was defined as a reduction in LDH to ≤1.8 times the ULN, at day 28.

Results from the COBALT trial showed that patients were comfortable with self-administration of Nomacopan (Coversin). Those results showed that there were four serious adverse events, SAEs, but no SAEs related to Nomacopan (Coversin). The most commonly reported adverse events were mild self-limiting injection site reactions. All patients that completed the trial saw declines in lactate dehydrogenase, LDH, levels (although in some cases there were intermittent rises). The trial met its primary endpoint defined as an LDH of ≤1.8 X ULN at Day 28. LDH as a multiple of ULN (xULN) was 1.4, 2.2, 2.3, 1.3, 1.4, 2.7, 1.6, 1.3 at day 28 (n=8); 1.5, 2.1, 1.8, 2.2, 1.5, 1.4, 1.3 at day 60 (n=7); and 1.6, 2.4, 2.0, 2.5, 1.9, 1.5, 1.2 at day 90 (n=7). Of the seven patients who completed the study, six were transfusion-dependent prior to the trial. Of those six patients, three have not required transfusions while on Nomacopan (Coversin) during the trial and a fourth patient became transfusion-dependent while on CONSERVE.

Long-Term Safety and Efficacy CONSERVE Study

CONSERVE is a long-term safety and efficacy study for those patients who wish to continue on Nomacopan (Coversin) treatment following completion of a trial.

All seven patients that completed the COBALT trial opted to be enrolled into the CONSERVE study. As of March 31, 2019, all these patients have been receiving Nomacopan (Coversin) subcutaneously for over a year and a half in the aggregate (factoring in time spent on COBALT and CONSERVE). To date, there have been no drug-related serious adverse events reported and patients are self-administering. Two Polish patients have withdrawn from CONSERVE following the approval of eculizumab for reimbursement in Poland.

Phase III CAPSTONE PNH Trial and Planned ASSET PNH Trial

In March 2018, we opened our first site for CAPSTONE, a three-part, two-arm, randomized, open label, Phase III clinical trial of Nomacopan (Coversin) in transfusion dependent PNH patients in specific countries in Europe and other countries, where Soliris® is not the standard of care. The standard of care in these territories is blood transfusion with or without anticoagulation and/or any other concomitant medications for PNH that the patient may be taking. The trial is being run in three parts as follows: (i) in part one, eligible patients (who must be transfusion dependent) enter an up to 3-month observation period, (ii) in part two, a minimum of 30 patients that meet certain criteria in part one are randomized 1:1 to receive for 6 months either Coversin or the standard of care, and (iii) in part three, patients receiving Coversin will continue to receive Coversin plus standard of care for 3 months while patients receiving standard of care will receive Coversin for 3 months. Upon completion of the trial, patients will have the option of remaining on Coversin and being entered into our long-term safety and efficacy CONSERVE study. Following the ablating dose, patients receiving Coversin will be dosed twice daily with 22.5mg of Coversin for approximately the first month and then once daily 45mg until the end of the trial. The objective of the trial is to demonstrate efficacy of Nomacopan (Coversin) plus standard of care to standard of care in patients with uncontrolled haemolysis due to PNH and to assess safety and tolerability. The primary endpoint of the study is haemoglobin, or Hb, stabilization rate (defined as Hb greater than the set point for each patient defined during the pre-study randomization period) and the avoidance of PRBC transfusions during the treatment period, each as assessed at the end of part two. Secondary and other endpoints include LDH, CH50, quality of life and safety. The Phase III clinical trial is currently recruiting.

In addition to CAPSTONE we are considering to conduct ASSET, a Phase III clinical trial in PNH patients who have been treated with Soliris in the United States, Europe and other countries where Soliris is the current standard of care. Based on the FDA’s advice, we may decide to engage in additional discussions with the FDA.

Immunogenicity

We successfully completed a chronic (28 day) dosing experiment in mice to investigate whether daily subcutaneous administration of the expected therapeutic dose of Nomacopan (Coversin) induces an antibody response, and whether the antibodies neutralise complement inhibition by Nomacopan (Coversin). The data from this chronic dosing experiment showed Nomacopan (Coversin) was well-tolerated with no injection site allergic reactions or behavioral changes. Nomacopan (Coversin) can induce formation of low titre anti-drug IgG antibodies in mice after four weeks of daily inoculation, which is not uncommon, but these antibodies were not neutralising and had no effect on Nomacopan (Coversin)’s ability to inhibit complement.

No neutralizing antibodies have been detected, including in the healthy volunteers in the Phase Ia and Ib trials, the ongoing PNH patient treated for over three years in the eculizumab resistance trial and in the Phase II COBALT study and long-term safety and efficacy CONSERVE study.

Nomacopan (Coversin) LA: Once Weekly Formulation

Using PASylation®, a proprietary process of XL-protein GmbH, XL-protein has modified Nomacopan (Coversin) by adding a 600 amino acid proline/alanine/ serine (PAS) N-terminal fusion tag to generate PAS-Nomacopan (Coversin) (68kDa). The unstructured and uncharged PAS polypeptide increases the apparent molecular size to approximately 700kDa, slowing kidney clearance and extending the half-life.

Data from mouse, rat and dog studies of PAS-Nomacopan (Coversin) demonstrated that the expected terminal half-life in humans should be approximately 4 days. Based on these data, PK modeling supports that a once weekly dosing regimen is feasible. We intend to conduct a Phase I clinical study of PAS Nomacopan (Coversin) in the future based on our availability of resources.

In addition, new data in a pig model has shown a similar PK profile for the higher concentrated formulation to be used across our subcutaneous programs. This new highly concentrated formulation with small (0.3mL) volume and water-like viscosity is intended to allow ease of administration and increased patient comfort for use alongside a new auto-injector pen holding a week’s dosing stable at room temperature. We plan to initiate a Phase I clinical trial with a new auto-injector pen formulation in the second half of 2019.

Target Indications

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

Thrombotic Microangiopathy (TMAs)

TMAs are a group of diseases in which thrombosis occurs in small blood vessels as a result of damage to the endothelium (lining) of the vessels. This leads to haemolytic anaemia, low platelet count (thrombocytopaenia), end organ damage which may result in complications including renal failure, stroke and pulmonary hypertension. The major varieties of TMA are haemolytic uraemic syndrome (HUS), atypical haemolytic uraemic syndrome (aHUS), thrombotic thrombocytopaenic purpura (TTP), antiphospholipid syndrome (APS), disseminated intravascular coagulation (DIC), malignant hypertension, scleroderma renal failure and TMA associated with haemapoietc stem cell transplant (HSCT). The latter is often linked to toxicity of calcineurin inhibitors which are used to protect against graft versus host disease (GvHD). There are no currently approved drugs for the treatment of HSCT-TMA and, untreated, the condition in its more severe forms has a high risk of death.

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

It has recently been discovered that a small but identifiable subgroup of eculizumab-treated patients have a C5 polymorphism affecting the eculizumab binding site which prevents high affinity binding and makes these patients resistant to treatment — but does not appear to affect binding by Nomacopan (Coversin) in those patients tested to date.

Other Indications

We are also conducting discovery and pre-clinical research into the use of an engineered, targeted version of Nomacopan (Coversin) for the treatment of other diseases such as Myasthenia Gravis.

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

Both the complement and leukotrine pathways work as part of the immune system to disable and clear out foreign invaders and unwanted cells, and as such, plays an important role in the pathology of many autoimmune diseases. The term “Complement Mediated Diseases” applies to diseases and conditions where a patient’s immune system attacks and destroys healthy body tissue by mistake, causing damage through its complement component and through mediators induced by complement activation. These diseases and conditions are often very rare, and include such diseases as PNH, aHUS, GBS, Myasthenia Gravis, transplant mediated organ rejection, glomerulopathies (kidney diseases), as well as numerous other disorders. While not all complement mediated diseases will respond to a direct C5 inhibitor, like Nomacopan (Coversin), there is a large market opportunity as demonstrated by eculizumab with approximately $3.6 billion in net sales in 2018.

In addition to those conditions listed, where complement activity is believed to be the primary driver of disease, there are many other poorly treated diseases where in addition to complement activation other inflammatory pathways are implicated. Examples of such diseases where both the complement and leukotriene pathways are both believed to play an active role include BP, AKC, vasculitis, trauma and several severe inflammatory lung conditions. An example of an approved leukotriene inhibitor is Zileuton, which is a treatment for severe asthma.

Competition in Complement and Leukotriene Mediated Diseases

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

There has been a broad research effort in complement based therapy to date, with eculizumab being the first and only therapy approved that directly inhibits C5. Although there is currently less R&D effort in the leukotriene field there are approved leukotriene inhibitors such as Zileuton, which is a treatment for severe asthma. However, we are aware of certain other companies and academic institutions that are continuing their efforts to discover and develop alternate complement and/or C5 inhibitors, including Alexion, Appelis, Amyndus, Achillion, Omeros, Chemocentryx, True North InflaRx, and RA Pharmaceuticals.

Sales and Marketing

Because we are focused on discovery and development of drugs, we currently have no sales, marketing or distribution capabilities in order to commercialize Nomacopan (Coversin) or any approved product candidates. If our lead product candidate Nomacopan (Coversin) is approved, we intend either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize Nomacopan (Coversin), or to outsource this function to a third party. We will adopt a similar strategy for the other compounds in our pipeline.

Manufacturing

We currently rely on a third-party contract manufacturer, or CMO, which complies with FDA’s current good manufacturing practice requirements, for all of our clinical supplies, including active pharmaceutical ingredients, or APIs, drug substances and finished drug products for our preclinical research and clinical trials, including the Phase I/II trials for Nomacopan (Coversin). Analytical methods that define activity, identity, purity, sterility, endotoxin, and host cell related impurities have been established and qualified for release testing of drug substance. We successfully completed a commercial scale process batch in 2016 and manufactured multiple lots of Nomacopan (Coversin) in 2018. We expect that during 2019 we will need to manufacture additional lots of Nomacopan (Coversin).

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on CMOs for the manufacture of Nomacopan (Coversin) and any other product candidates that we may develop for larger scale preclinical and clinical testing, as well as for commercial quantities of any product candidates that are approved.

We currently expect initial commercial supplies of Nomacopan (Coversin) to be supplied as a dry powder reconstituted into a pen injector which will hold one week’s supply of Nomacopan (Coversin) stable at room temperature.

We plan to expand our relationship with the current CMO for commercial supplies of Nomacopan (Coversin), if and when it nears potential approval, and plan to examine alternate CMOs for secondary commercial supplies of Nomacopan (Coversin). and other pipeline molecules.

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

We own or have exclusive rights to six United States patents, 74 national patents in Europe derived from five patents granted by the European Patent Office and 22 foreign issued patents in other jurisdictions, and eight United States and 21 foreign or international pending patent applications, relating to the complement C5 inhibitor protein Nomacopan (Coversin) and to its use in the treatment of key disease indications, as well as to Nomacopan (Coversin) variants. Our current patent portfolio includes granted patents in the jurisdictions of United States, Canada, major European countries, Japan, China, Australia and New Zealand and pending applications in the jurisdictions of United States, Canada, Europe, Japan, China, Brazil, Israel, India, Republic of Korea, Mexico, Russia, Australia and New Zealand.

Issued patents in the US and other countries which cover our product candidate Nomacopan (Coversin) and its uses will expire between 2024 and 2031, excluding any patent term extensions that might be available following the grant of marketing authorizations. We have pending patent applications for our product candidate Nomacopan (Coversin) and its uses that, if issued, would expire in the United States and in countries outside of the United States between 2024 and 2039, excluding any patent term adjustment that might be available following the grant of the patent and any patent term extensions that might be available following the grant of marketing authorizations. These patent and patent applications relate to subject matters including: complement inhibitor molecule; methods for treating myasthenia gravis; methods for treating peripheral nerve disorders; methods for treating respiratory disorders; methods for treating viral infections of the respiratory tract; methods of treating complement-mediated diseases in patients with C5 polymorphisms, methods of treating acute graft versus host disease; Nomacopan (Coversin) for the treatment of cicatrizing eye inflammatory disorders; Nomacopan (Coversin) for the treatment of autoimmune blistering diseases; and Nomacopan (Coversin) variants lacking C5 binding.

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

NDAs or BLAs may receive either standard or priority review. Under current FDA review goals, standard review of an NDA for a new molecular entity (NME) or original BLA will be ten months from the date that the NDA or BLA is filed. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive a priority review of six months. Priority review does not change the standards for approval, but may expedite the approval process.

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

In April 2014, a new Clinical Trials Regulation, (EU) No 536/2014, or the New CT Regulation, was adopted which will replace the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are identical throughout the European Union, the new EU clinical trials legislation was passed as a “regulation” that is directly applicable in all EU member states. All clinical trials performed in the European Union are required to be conducted in accordance with the Clinical Trials Directive 2001/20/EC until the new Clinical Trials Regulation (EU) No 536/2014 becomes applicable. Although the New CT Regulation entered into force on June 16, 2014 the timing of its application depends on the development of a fully functional EU clinical trials portal and database, which will be confirmed by an independent audit. The New CT Regulation becomes applicable six months after the European Commission publishes a notice of this confirmation. While currently estimated to occur in 2019, as at April 16, 2019 no such publication of the notice of confirmation has occurred. Despite not yet being in force, the New CT Regulation is being treated as the template with respect to the emphasis it places on the need for transparency, accuracy and fairness in reporting clinical data.

The New CT Regulation aims to harmonize, simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the New CT Regulation include:

•	A streamlined application procedure via a single entry point, the EU portal.

•	A single set of documents to be prepared and submitted for the application as well as simplified reporting procedures that will spare sponsors from submitting broadly identical information separately to various bodies and different member states.

•	A harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed jointly by all member states concerned. Part II is assessed separately by each member state concerned.

•	Strictly defined deadlines for the assessment of clinical trial application.

•	The involvement of the ethics committees in the assessment procedure in accordance with the national law of the member state concerned but within the overall timelines defined by the New CT Regulation.

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

Regulatory Data Protection

EU legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, preclinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of ten years of orphan market exclusivity—see also Orphan Drug Designation and Exclusivity. Depending upon the timing and duration of the EU marketing authorization process, products may be eligible for up to five years’ supplementary protection certificates, or SPCs, pursuant to Regulation (EC) No 469/2009. Such SPCs extend the rights under the basic patent for the drug.

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

Patent Term Extension

In order to compensate the patentee for delays in obtaining a marketing authorization for a patented product, a supplementary protection certificate, or SPC, may be granted extending the exclusivity period for that specific product by up to five years. Applications for SPCs must be made to the relevant patent office in each EU member state and the granted certificates are valid only in the member state of grant. An application has to be made by the patent owner within six months of the first marketing authorization being granted in the European Union (assuming the patent in question has not expired, lapsed or been revoked) or within six months of the grant of the patent (if the marketing authorization is granted first). In the context of SPCs, the term “product” means the active ingredient or combination of active ingredients for a medicinal product and the term “patent” means a patent protecting such a product or a new manufacturing process or application for it. The duration of an SPC is calculated as the difference between the patent’s filing date and the date of the first marketing authorization, minus five years, subject to a maximum term of five years.

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

Medicare is a U.S. federal government insurance program that covers individuals aged 65 years or older, as well as individuals of any age with certain disabilities, and individuals with End-Stage Renal Disease. The primary Medicare programs that may affect reimbursement for Akari are Medicare Part B, which covers physician services and outpatient care, and Medicare Part D, which provides a voluntary outpatient prescription drug benefit. Medicare Part B provides limited coverage of certain outpatient drugs and biologicals that are reasonable and necessary for diagnosis or treatment of an illness or injury. Under Medicare Part B, reimbursement for most drugs is based on a fixed percentage above the applicable product’s average sales price, or ASP. Manufacturers calculate ASP based on a statutory formula and must report ASP information on a quarterly basis to the Centers for Medicare and Medicaid Services (CMS), the federal agency that administers Medicare and the Medicaid Drug Rebate Program. The current reimbursement rate for drugs and biologicals in both the hospital outpatient department setting and the physician office setting is ASP + 6%. The rate for the physician clinic setting is set by statute, but CMS has the authority to adjust the rate for the hospital outpatient setting on an annual basis. This reimbursement rate may decrease in the future. In both settings, the amount of reimbursement for a product’s usage is updated quarterly based on the manufacturer’s submission of new ASP information about its product or based on the submission of ASP information of each manufacturer that sells a product for which there are multiple competitors in that product market. On October 30, 2018, CMS issued an advance notice of proposed rulemaking (ANPRM) proposing a rule to set prices for certain drugs based on prices paid in other nations. Under the proposal, beginning in 2020 and extending until 2025, CMS would use a model called the IPI to allow Medicare to more closely align its Medicare payment amount for selected Part B drugs with prices paid in other nations and would allow for private-sector vendors to negotiate drug prices, take title to drugs, and compete for physician and hospital business. The current pricing model is based on average sales prices plus a 4.3 percent add-on payment. The IPI model would include mandatory participation from physician practices and hospital outpatient clinics that supply the included drugs. It is uncertain whether CMS the proposed rule will be issued.

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

On January 20, 2017, President Trump took office as the President of the United States. President Trump has stated that he intends to “repeal and replace” the Affordable Care Act, and Congress has taken initial steps to repeal the law. In December 2017, Congress passed and the President signed into law tax reform legislation that made significant changes to the Affordable Care Act including the repeal of the “individual mandate” that was in place to strongly encourage broad participation in the health insurance markets. Given these changes and other statements of political leaders, we cannot predict the ultimate impact on the Affordable Care Act and the subsequent effect on the pharmaceutical industry at this time. In the fourth quarter of 2018, the Trump Administration announced initiatives that it asserted are intended to result in purportedly lower drug prices. The first initiative, announced on October 15, 2018, involved the plan to a new federal regulation that would require pharmaceutical manufacturers to disclose the list prices of their respective prescription drugs in their television advertisements for their products if the list price is greater than $35 USD. With respect to the second initiative, on October 25, 2018, the Centers for Medicaid and Medicare Services gave Advance Notice of Proposed Rulemaking to propose the implementation of an “International Pricing Index” model for Medicare Part B drugs and biologicals (single source drugs, biologicals, and biosimilars). Public comments were due on December 31, 2018 with a proposed rule theoretically being offered as early as Spring 2019 with target implementation of a five year pilot program beginning in Spring 2020. While these initiatives have not been put into effect, we are not in a position to know at this time whether they will ever become law or what impact the enactment either of these proposals would have on our business.

In the fourth quarter of 2018, the Trump Administration announced initiatives that it asserted are intended to result in purportedly lower drug prices. The first initiative, announced on October 15, 2018, involved the plan to a new federal regulation that would require pharmaceutical manufacturers to disclose the list prices of their respective prescription drugs in their television advertisements for their products if the list price is greater than $35 USD. With respect to the second initiative, on October 25, 2018, the Centers for Medicaid and Medicare Services gave Advance Notice of Proposed Rulemaking to propose the implementation of an “International Pricing Index” model for Medicare Part B drugs and biologicals (single source drugs, biologicals, and biosimilars). Public comments were due on December 31, 2018 with a proposed rule theoretically being offered as early as Spring 2019 with target implementation of a five year pilot program beginning in Spring 2020. While these initiatives have not been put into effect, we are not in a position to know at this time whether they will ever become law or what impact the enactment either of these proposals would have on our business.

In February 2019, the Department of Health and Human Services has proposed a regulation that would significantly restrict the availability of certain regulatory safe harbors under the federal Anti-Kickback Statute that are used to facilitate certain types of transactions between manufacturers and pharmacy benefits managers that play a significant role in the pharmaceutical distribution chain. These changes to the Discount Safe Harbors available under the Anti-Kickback Statute would reduce some of the protections currently available to manufacturers that pay negotiated rebates to pharmacy benefits managers in exchange for these “PBMs” agreeing to include drugs and biologics on the formularies of the PBM’s downstream customers, primarily the health plans that insure patients for both private commercial plans and government-sponsored plans. While we do not know whether the Trump Administration will be successful in implementing this proposed regulation, its successful implementation could have an impact on both our commercial supply arrangements with health plans and our supply arrangements to health plans that serve beneficiaries of federal health care programs such as Medicare Part D.

As part of its reform of the 340B discount drug program, on October 31, 2018, the HRSA at HHS issued a notice of proposed rulemaking to move up the effective date of a final rule that would give HHS authority to impose Civil Monetary Penalties on pharmaceutical manufacturers who knowingly and intentionally charged a covered entity more than the statutorily allowed ceiling price for a covered outpatient drug. The final rule is intended to encourage compliance by manufacturers in offering the mandatory 340B ceiling purchase price to eligible purchasers, such as certain qualified health systems or individual hospitals.

Various states, such as California, have also taken steps to consider and enact laws or regulations that are intended to increase the visibility of the pricing of pharmaceutical products with the goal of reducing the prices at which we are able to sell our products. Because these various actual and proposed legislative changes are intended to operate on a state-by-state level rather than a national one, we cannot predict what the full effect of these legislative activities may be on our business in the future. Medicaid is a government health insurance program for low-income children, families, pregnant women, and people with disabilities. It is jointly funded by the federal and state governments, and it is administered by individual states within parameters established by the federal government. Coverage and reimbursement for drugs and biologics thus varies by state. Drugs and biologics may be covered under the medical or pharmacy benefit. State Medicaid programs may impose utilization management controls, such as prior authorization, step therapy, or quantity limits on drugs and biologics. Medicaid also includes the Medicaid Drug Rebate Program, under which, as a condition of coverage for our future products by the individual state Medicaid programs, we will be required to pay a retrospective rebate to each state Medicaid program for the quarterly utilization of our products by those respective state Medicaid programs we would be required to pay a rebate to each state Medicaid program for quantities of any future products that are dispensed to Medicaid beneficiaries and paid for by a state Medicaid program as a condition of having federal funds being made available to the states for any future products under Medicaid and Medicare Part B. Those rebates are based on pricing data that would be reported by us on a monthly and quarterly basis to CMS. These data include the average manufacturer price and the best price for each product we sell. As further described below under “U.S. Healthcare Reform and Other U.S. Healthcare Laws,” the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the PPACA, made significant changes to the Medicaid Drug Rebate Program that could negatively impact our results of operations.

Federal law requires that any company that participates in the Medicaid Drug Rebate Program also participate in the Public Health Service’s 340B drug discounted pricing program in order for federal funds to be available for the manufacturer’s drugs under Medicaid and Medicare Part B. The 340B pricing program requires participating manufacturers to agree to charge statutorily-defined covered entities no more than the 340B “ceiling price” for the manufacturer’s covered outpatient drugs. These 340B covered entities include a variety of community health clinics and other entities that receive health services grants from the Public Health Service as well as hospitals that serve a disproportionate share of low-income patients. The 340B ceiling price is calculated using a statutory formula, which is based on the average manufacturer price and rebate amount for the covered outpatient drug as calculated under the Medicaid Drug Rebate Program. Changes to the definition of average manufacturer price and the Medicaid rebate amount under PPACA and CMS’s issuance of final regulations implementing those changes also could affect the 340B ceiling price calculation for any future products and could negatively impact our results of operations. As described below under “U.S. Healthcare Reform and Other U.S. Healthcare Laws,” PPACA expanded the 340B program to include additional types of covered entities but exempts “orphan drugs” designated under section 526 of the FDCA from the ceiling price requirements for these newly-eligible entities. CMS has also implemented new regulations that further define and further expand which health care provider entities are eligible to purchase approved drugs at the discounted 340B prices. As part of its reform of the 340B program, on October 31, 2018, the HRSA at HHS issued a notice of proposed rulemaking to move up the effective date of a final rule that would give HHS authority to impose Civil Monetary Penalties on pharmaceutical manufacturers who knowingly and intentionally charged a covered entity more than the statutorily allowed ceiling price for a covered outpatient drug.

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

Following on from the consultation, on January 31, 2018, the European Commission put forward a proposed HTA Regulation. The proposed regulation covers new medicines and certain new medical devices, “providing the basis for permanent and sustainable cooperation at the EU level for joint clinical assessments in these areas.” Member states will be able to use common HTA tools, methodologies and procedures across the EU, working together in four main areas: 1) joint clinical assessments focusing on the most innovative health technologies with the most potential impact for patients; 2) joint scientific consultations whereby developers can seek advice from HTA authorities; 3) identification of emerging health technologies to identify promising technologies early; and 4) continuing voluntary cooperation in other areas.

Individual member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

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

Legal Proceedings

On April 27, 2017, we issued a press release stating that Edison Investment Research Ltd., or Edison, has withdrawn its report issued April 26, 2017 titled “Akari’s Nomacopan (Coversin) matches Soliris in Phase II”, or the “Edison Report”, because it contains material inaccuracies, including without limitation, with respect to our interim analysis of our ongoing Phase II PNH trial of Nomacopan (Coversin). Investors were cautioned not to rely upon any information contained in the Edison Report and instead were directed to our press release issued on April 24, 2017 that discusses the interim analysis of our then ongoing Phase II PNH trial and other matters. Our Board of Directors established an ad hoc special committee of the Board to review the involvement, if any, of our personnel with the Edison Report, which was later retracted. Edison was retained by the Company to produce research reports about us. While that review was pending, Dr. Gur Roshwalb, a former Chief Executive Officer, was placed on administrative leave and Dr. Ray Prudo in his role as Executive Chairman temporarily assumed Dr. Roshwalb’s duties in his absence. Following that review, we determined that the Edison Report was reviewed and approved by Dr. Roshwalb, in contravention of Company policy. On May 29, 2017, Dr. Roshwalb submitted his resignation as Chief Executive Officer and member of our Board of Directors, effective immediately.

On May 12, 2017, a putative securities class action captioned Derek Da Ponte v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03577) was filed in the U.S. District Court for the Southern District of New York against us, a former Chief Executive Officer and our Chief Financial Officer. The plaintiff asserted claims alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, or the Exchange Act, based primarily on our press releases or statements issued between April 24, 2017 and May 11, 2017 concerning the Phase II PNH trial of Nomacopan (Coversin) and the Edison Report about us and actions taken by us after the report was issued. The purported class covers the period from March 30, 2017 to May 11, 2017. The complaint seeks unspecified damages and costs and fees. On May 19, 2017, an almost identical class action complaint captioned Shamoon v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03783) was filed in the same court. On July 11-12, 2017, candidates to be lead plaintiff filed motions to consolidate the cases and appoint a lead plaintiff. On August 10, 2017, the court issued a stipulated order: (i) consolidating the class actions under the caption In re: Akari Therapeutics, PLC Securities Litigation (Case 1:17-cv-03577); and (ii) setting out schedule for plaintiffs to file a consolidated amended complaint and defendants to respond thereto. By order dated September 7, 2017, the court appointed lead plaintiffs for the class and lead plaintiffs’ counsel. On November 6, 2017, lead plaintiffs filed a consolidated amended complaint, or the CAC. While the CAC contains similar substantive allegations to the initial complaints, it adds two additional defendants, Ray Prudo and Edison Investment Research Ltd., and the purported class period was changed to April 24, 2017 through May 30, 2017. On January 10, 2018, at a hearing regarding the defendants’ impending motions to dismiss the CAC, the Court gave plaintiffs permission to file a second consolidated amended complaint, or the SCAC and established a briefing schedule for defendants’ motions to dismiss the SCAC. Pursuant to that schedule, plaintiffs’ SCAC was filed on January 31, 2018. All briefing on the motions to dismiss was completed on April 20, 2018. On June 8, 2018, the parties entered into a memorandum of understanding to settle plaintiffs’ claims for a total payment of $2.7 million in cash and on July 26, 2018, plaintiffs filed a notice with the Court voluntarily dismissing Edison from the action. On August 3, 2018, the remaining parties executed and filed a stipulation and agreement of settlement (the terms of which were consistent with the memorandum of understanding). On August 7, 2018, the Court granted plaintiffs’ motion for preliminary approval of the settlement, and on November 28, 2018, following a hearing with the parties, the court ordered final approval of the settlement. Plaintiffs subsequently moved to distribute the settlement funds to the class, and the Court granted plaintiffs’ motion on February 4, 2019. We recorded the $2.7 million SCAC litigation settlement loss in the consolidated statement of comprehensive loss in the year ended December 31, 2018, which is the period in which the lawsuits were originally filed. The $2.7 million SCAC settlement liability was recorded as a loss contingency in accrued expenses in our consolidated balance sheets as of December 31, 2018. On August 24, 2018, we received a $2.7 million payment from our directors’ and officers’ liability insurance provider, the sum of which was paid to an escrow account for the benefit of the settlement class on August 27, 2018. This was recorded as a gain in the consolidated statements of comprehensive loss during the third quarter of 2018.

Separately, Edison sought indemnification from us pursuant to its contract with us, including reimbursement of all legal expenses that Edison incurs in connection with the securities class action (to which, as discussed above, Edison was added as a defendant on November 6, 2017) and lost profits from customer relationships that Edison claims it lost as a result of the retraction of the Edison Report. The parties have finalized and consummated a settlement and the settlement payment has been made.

We voluntarily reported to the SEC the circumstances leading to the withdrawal of the Edison Report and the outcome of our special committee’s investigation. In response, the SEC requested certain documents from us with respect to the matters we reported. We have been cooperating with the SEC’s requests for information. On June 5, 2018, we received a subpoena from the SEC, which requested further documents and information primarily related to our Phase II clinical trial of Nomacopan (Coversin) in connection with an investigation of us that the SEC is conducting. We are in the process of responding to the subpoena and will continue to cooperate with the SEC.

Employees

As of December 31, 2018, we had thirteen full-time employees and one full-time equivalent consultant.

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

We do not currently own any property. We previously leased 4,900 square feet of office space in New York, New York, for approximately $27,000 per month. The lease for this property was to expire in August 2019 but ended early in December 2018.

In addition, in January 2018, we entered into a sublease of approximately 7,070 square feet of office space in New York, New York with a lease term ending on July 29, 2022. Under the sublease, the monthly fixed rent amounts range from approximately $63,000 to $70,000 per month during the lease term for cumulative fixed rent of approximately $3.3 million. In addition to our monthly fixed rent obligations, we are responsible for providing a security deposit, and payment of certain operating costs and taxes associated with the premises. This lease ended early in December 2018.

We also lease office space in New York, New York on a month to month basis for approximately $2,700 per month.

We lease 1,260 square feet of office space in London, England, for approximately $12,000 per month. The lease for this property expired in March 2019 and is continuing on a month to month basis.

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

On September 26, 2018, we entered into a Purchase Agreement with Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of our ADSs beginning on the effective date of a registration statement related to the transaction. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, we issued 30,000,000 ordinary shares to Aspire Capital and sold to Aspire Capital 25,000,000 ordinary shares for $0.02 per share (equivalent to $2.00 per ADS). In March 2019, we issued an additional 5,000,000 ordinary shares for $0.0346 per share (equivalent to $3.46 per ADS) for gross proceeds of $173,000. See “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Aspire Capital Financing Arrangement”.

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

RPC Options

In connection with a short-term working capital loan from shareholders of approximately $3 million, the shareholders were granted options in RPC, equivalent to 15% of the current outstanding equity issued by RPC. The RPC options were accounted for in accordance with ASC 718, “Compensation-Stock Compensation”. The fair value of the RPC options is estimated using the fair value of Akari ordinary shares times RPC’s ownership in Akari ordinary shares times 15% and was initially valued at approximately $26 million. These options do not relate to the share capital of Akari. At December 31, 2017, the fair value of the options was $5,081,335. At December 2018, the fair value of the options was $1,842,424. The change in fair value of the options in the year ended December 31, 2018, was a decrease of $3,238,911 and was recognized as a change in fair value of option liabilities in the Consolidated Statement of Comprehensive Loss.

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

Results of Operations

For the Years Ended December 31, 2018 and December 31, 2017

Research and development expenses

Research and development expenses for the year ended December 31, 2018 were approximately $11,795,000 compared to approximately $23,285,000 for the year ended December 31, 2017. This 49% or $11,490,000 decrease was primarily due to lower expenses of approximately $7,400,000 for manufacturing as we had previously manufactured clinical trial material for supply through 2019, and an R&D tax credit of $3,800,000 which offset overall R&D expenses.

We expect our clinical expenses to increase in the future as we conduct additional trials to support the development of Nomacopan (Coversin), and advance other product candidates into pre-clinical and clinical development.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2018 were approximately $10,896,000 compared to approximately $11,799,000 for the year ended December 31, 2017. This 8% or $903,000 decrease was primarily due to lower expenses of approximately $1,084,000 for personnel expenses, $1,015,000 for stock-based non-cash compensation expense and $256,000 for recruiting offset by higher expenses of approximately $501,000 for professional fees, $409,000 for rent expense, $397,000 for insurance, and $143,00 for other miscellaneous expenses.

We expect our general and administrative expenses to increase due to increased legal, accounting and professional fees associated with being a publicly reporting company in the United States and rental expense associated with offices in the United States and London to support the Company’s operations and anticipated growth.

Litigation settlement gain

Litigation settlement gain for the year ended December 31, 2018 was $2,700,000. This relates to the receipt of funds from our insurance carrier in 2018 used to settle our securities class action lawsuit which was accrued for in 2017.

Other Income (expenses)

Other income for the year ended December 31, 2018 was approximately $3,525,000 compared to $2,385,000 for the year ended December 31, 2017. This change was primarily attributed to approximately $658,000 of higher income related to the change in the fair value of the stock option liabilities in 2018 than in 2017, and foreign exchange gains in 2018 of approximately $82,000 as compared to foreign exchange losses of $359,000 in 2017.

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

We expect our clinical expenses to increase in the future as we conduct additional trials to support the development of Nomacopan (Coversin), and advance other product candidates into pre-clinical and clinical development.

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

Litigation settlement loss

Litigation settlement loss for the year ended December 31, 2017 was $2,700,000. This relates to the settlement agreement of our securities class action lawsuit which was approved by the court in 2019.

Other Income (expenses)

Other income for the year ended December 31, 2017 was approximately $2,385,000 compared to $9,106,000 for the year ended December 31, 2016. This change was primarily attributed to approximately $6,152,000 of lower income related to the change in the fair value of the stock option and warrant liabilities in 2016 than in 2017.

B.	Liquidity and Capital Resources

At December 31, 2018, we had $5,446,138 in cash. In addition, as of December 31, 2018, we had an accumulated deficit in the amount of $126,803,647. Since inception, we have funded our operations primarily through the sale of equity securities and debt financing. In October 2017, we completed a public offering of an aggregate of 3,480,000 ADSs representing 348,000,000 ordinary shares for gross proceeds of $17.4 million at a price of $5.00 per ADS. In connection with the offering, we incurred $1.7 million of share issuance costs for net proceeds of $15.7 million. On September 26, 2018, we entered into a Purchase Agreement with Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of our ADSs beginning on the effective date of a registration statement related to the transaction. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, we issued 30,000,000 ordinary shares to Aspire Capital and sold to Aspire Capital 25,000,000 ordinary shares for $0.02 per share (equivalent to $2.00 per ADS) for gross proceeds of $500,000. In March 2019, we issued an additional 5,000,000 ordinary shares for $0.0346 per share (equivalent to $3.46 per ADS) for gross proceeds of $173,000.  To date, we have sold to Aspire Capital a total of $673,000 of ordinary shares and $19.3 million remains available for draw down under the Purchase Agreement. See “— Aspire Capital Financing Arrangement” below. In addition, in March 2019, we received research and development tax credit of approximately $4,900,000 for the year ended December 31, 2017 from the HM Revenues and Customs, or HMRC.

We have not yet generated any revenues and we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. We believe our current cash is sufficient to fund future operations through the end of the second quarter of 2019 and we plan to raise additional funds from external sources or from Aspire Capital. This forecast of cash resources is forward-looking information that involves risks and uncertainties, and the actual amount of our expenses over the next twelve months could vary materially and adversely as a result of a number of factors, including the risks and uncertainties set forth in Item 3D under the heading “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2018.

For the year ended December 31, 2018, we reported a net loss of $16,466,780 and we expect to continue to incur substantial losses over the next several years during our development phase. Our independent registered public accounting firm, in its report on our audited financial statements for the year ended December 31, 2018 expressed substantial doubt about our ability to continue as a going concern. To fully execute our business plan, we will need, among other things, to complete our research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If we are not successful in these activities or there is not a favorable resolution of the SEC investigation, it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund our capital needs, we plans to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales. Additional funds may not be available when we need them, on terms that are acceptable to it, or at all. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution. There can be no assurance that we will be successful in obtaining an adequate level of financing needed for our long-term research and development activities. If we are unable to raise sufficient capital resources, we will not be able to continue the development of all of our products or may be required to delay part of our development programs and significantly reduce our activities in order to maintain our operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

Aspire Capital Financial Arrangement

On September 26, 2018, we entered into the Purchase Agreement with Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of our ADSs, beginning during a 30-month period beginning on the effective date of a registration statement related to the transaction. Concurrently with entering into the Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital, or the Registration Rights Agreement, in which we agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act, the sale of our securities that have been and may be issued to Aspire Capital under the Purchase Agreement. Subsequently on October 9, 2018, we filed a registration statement on Form F-1 to register the resale of such securities and such registration statement was declared effective on March 4, 2019.

Under the Purchase agreement, after the SEC has declared effective the registration statement referred to above, on any trading day selected by us, we have the right, in our sole discretion, to present Aspire Capital with a purchase notice, each, a Purchase Notice, directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $20.0 million of our ADSs in the aggregate at a per share price, or the Purchase Price, equal to the lesser of:

•	the lowest sale price of our ADSs on the purchase date; or
•	the arithmetic average of the three (3) lowest closing sale prices for the ADSs during the ten (10) consecutive business days ending on the business day immediately preceding such Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

In addition, on any date on which we submit a Purchase Notice to Aspire Capital in an amount of 150,000 ADSs, the Company also has the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice, each, a VWAP Purchase Notice, directing Aspire Capital to purchase an amount of ADSs equal to up to 30% of the aggregate shares of our ADSs traded on our principal market on the next trading day, or the VWAP Purchase Date, subject to a maximum number of 250,000 ADSs. The purchase price per share pursuant to such VWAP Purchase Notice is generally 97% of the volume-weighted average price for our ADSs traded on our principal market on the VWAP Purchase Date.

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the period(s) used to compute the Purchase Price. We may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed.

The Purchase Agreement provides that we and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of our ADSs is less than $0.25. There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of sales of our ADSs to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as directed by us in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, we issued to Aspire Capital 30,000,000 ordinary shares of us, the Commitment Shares, and sold to Aspire Capital 25,000,000 ordinary shares, or the Initial Shares, for $0.02 per share (equivalent to $2.00 per ADS). The Purchase Agreement may be terminated by us at any time, at its discretion, without any cost to us. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of our securities during any time prior to the termination of the Purchase Agreement. Any proceeds we receive under the Purchase Agreement are expected to be used for working capital and general corporate purposes.

In addition to the 30,000,000 Commitment Shares and the 25,000,000 Initial Shares sold to Aspire Capital in September 2018 for gross proceeds of $500,000, we sold 5,000,000 ordinary shares to Aspire Capital in March 2019 at $0.0346 per share in accordance with the terms of the Purchase Agreement for gross proceeds of $173,000.

Cash Flows

Net cash used in operating activities was $22,580,000 during the year ended December 31, 2018 compared to $31,599,000 during the year ended December 31, 2017. Net cash flow used in operating activities was primarily attributed to our ongoing research activities to support Nomacopan (Coversin), including manufacturing, clinical trial and preclinical activities.

Net cash used in operating activities was $31,599,000 during the year ended December 31, 2017 compared to $24,625,000 during the year ended December 31, 2016. Net cash flow used in operating activities was primarily attributed to our ongoing research activities to support Nomacopan (Coversin), including manufacturing, clinical trial and preclinical activities.

Net cash provided by investing activities was $0 during the year ended December 31, 2018 compared to $9,985,000 cash provided by investing activities derived from the maturities of short-term investments during the year ended December 31, 2017.

Net cash provided by investing activities was $9,985,000 during the year ended December 31, 2017 compared to cash used by investing activities of $10,067,000 during the year ended December 31, 2016, which was cash used to purchase office equipment and short-term investments offset by maturities of short-term securities.

Net cash provided by financing activities was $306,000 during the year ended December 31, 2018 compared to $15,672,000 during the year ended December 31, 2017.

Net cash provided by financing activities was $15,672,000 during the year ended December 31, 2017. In the year ended December 31, 2016, we had no financing activity.

C.	Research and Development, Patents and Licenses

Our research and development expenditures were approximately $11,795,000, $23,285,000 and $17,306,000 for the years ended December 31, 2018, 2017 and 2016 respectively. Most of such research and development expenditures were in the form of payments to third parties to carry out our manufacturing, pre-clinical and clinical research activities.

We incurred the following research and development expenses for the years ended December 31, 2018, 2017 and 2016:

	Years ended December 31,
	(in $000’s)
	2018	2017	2016
Direct Expenses:
Nomacopan (Coversin)	$6,961	$14,063	$12,087
Clinical trials	4,030	3,915	1, 982
Other	1,000	1,572	2,161
Total direct expenses	11,991	19,550	16,230

Indirect Expenses:
Staffing	2,407	2,001	1,062
Other indirect	1,191	1,734	14
Total indirect expenses	3,598	3,735	1,076
Tax credits	(3,794)	-	-
Total Research and Development	$11,795	$23,285	$17,306

D.	Trend Information

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

E.	Off-balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

F.	Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2018:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3-5 years	More than 5 years
Lease of office space (1)	$33,000	$33,000	$-	$-	$-
Total	$33,000	$33,000	$-	$-	$-

(1)	In March 2014, we entered into a lease agreement for offices in London which was amended January 1, 2016. The lease term commenced on December 1, 2014 and expired in March 2019 which we intend to renew and are currently leasing on the same terms of the lease. The lease can be cancelled early by either party upon 3 months’ notice.

We also had a five-year lease for offices in New York, New York effective July 2014. The lease ended early in December 2018. In January 2018, we entered into a sublease of office space in New York, New York for an approximately four-year term which also ended early in December 2018. We currently lease office space in New York, New York on a month to month basis.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table presents the names of the current members of our board of directors and executive officers.

Name	Age	Position

James Hill, M.D.	73	Class A Director

Stuart Ungar, M.D.	75	Class A Director

David Byrne	59	Class A Director

Donald Williams	60	Class A Director

Michael Grissinger	65	Class A Director

Dr. Peter Feldschreiber	75	Class A Director

Clive Richardson	54	Class B Director —Interim Chief Executive Officer and Chief Operating Officer

Ray Prudo	74	Class C Director — Executive Chairman of the Board

Dov Elefant	51	Chief Financial Officer

Biographical information of the members of our board of directors and executive officers is set forth below.

James Hill, M.D., age 73, has served as a member of our board of directors since September 2015. Prior to joining our board of directors, Dr. Hill was a non-executive director and Chairman of Genetix Group Plc from 2001 to 2009, an AIM listed company providing scientists with intelligent solutions for cell imaging and analysis. Previously Dr. Hill was a director and Senior Vice President of Corporate Affairs with SmithKline Beecham, from 1994 to 2001, with global responsibility for Investor Relations, Government Affairs, Communication and was a member of the corporate management team which oversaw corporate strategy. Dr. Hill’s prior experience was in the field of strategic product development working closely with research and development and the global markets. Dr. Hill qualified in medicine at Guys Hospital and became a fellow to The Royal Colleges of Physicians in both London and Edinburgh and was earlier awarded a Hunterian Professorship by The Royal College of Surgeons in England.

Stuart Ungar, M.D., age 75, has served as a member of our board of directors since September 2015. Dr. Ungar is currently a member of our board of directors. After pursuing post-graduate studies in Internal Medicine and research in neuro-pharmacology at The Royal Post-Graduate Medical School, UK, Dr. Ungar was in practice as an Internist at The Princess Grace Hospital, London. Following fifteen years of practice he, jointly with Dr. Raymond Prudo, founded The Doctors Laboratory PLC (TDL), a general pathology laboratory, which provided analytical services to clinicians and pharmaceutical organizations throughout the United Kingdom and abroad. During his tenure as Chairman and Board Director, The Doctors Laboratory PLC grew from a start-up to become one of the largest pathology laboratories in the United Kingdom. It was sold to Sonic Healthcare, a quoted Australian PLC in 2002. Dr. Ungar studied medicine and biochemistry in the University of London at the Royal Free Hospital School of Medicine. As a post-graduate he was admitted to The Royal College of Physicians of the United Kingdom. Dr. Ungar is a Life Fellow of The Royal Society of Medicine and a founder and former Vice-President of The Independent Doctors Federation.

David Byrne, age 59, has served as a member of our board of directors since June 2016. Mr. Byrne is currently Group Chief Executive Officer of Sonic Healthcare UK Group, the United Kingdom’s largest NGO clinical diagnostics organization, a position that he has held since 1997. Mr. Byrne is also the CEO of The Doctors Laboratory which is a subsidiary of Sonic. Mr. Byrne also currently serves as a Main Board Director for CIS Healthcare Limited and served as a Main Board Finance Director for Clinisys Solutions Ltd from 2000 to 2007. He is a UK Chartered Certified Accountant with over 25 years’ experience in corporate finance and developing early stage biotechnology and medical services companies.

Donald Williams, age 60, has served as a member of our board of directors since June 2016. Mr. Williams is a 35-year veteran of the public accounting industry who retired in 2014. Mr. Williams spent 18 years as a partner at Ernst & Young and the last seven years as a partner at Grant Thornton. Mr. Williams’ career focused on private and public companies in the technology and life sciences sectors. During the last seven years at Grant Thornton, he served as the National Leader of Grant Thornton’s Life Sciences Practice and the Managing Partner of the San Diego Office. He was the lead partner for both Ernst & Young and Grant Thornton on multiple initial public offerings; secondary offerings; private and public debt financings; as well as numerous mergers and acquisitions. Mr. Williams serves as a director of Alphatec Holdings, Inc., Impedimed Limited and Adhera Therapeutics, Inc. (formerly Marina Biotech, Inc.). Mr. Williams served on the board of directors and is past President and Chairman of the San Diego Venture Group and has served on the board of directors of Proove Biosciences and various charitable organizations in the communities in which he has lived. Mr. Williams is a graduate of Southern Illinois University with a B.S. degree.

Michael Grissinger, age 65, has served as a member of our board of directors since January 2018. Mr. Grissinger spent 22 years at Johnson & Johnson, retiring in 2018. During his Johnson and Johnson tenure, Mr. Grissinger served in a variety of senior-level management roles including Vice President- Corporate Development, Vice President- Worldwide Business Development & Licensing, as well as Vice President and Head- Mergers & Acquisitions for the pharmaceuticals group. Prior to Johnson & Johnson, Mr. Grissinger spent 12 years at Ciba-Geigy in finance, marketing, and business development roles. In addition to Akari, Mr. Grissinger also serves as a member of the board of directors of resTORbio and Atrin Pharmaceuticals. Mr. Grissinger holds a B. Sc. in Chemistry from Juniata College and an MBA from Temple University- Fox School of Business.

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

Clive Richardson, age 54, has served as our Chief Operating Officer and member of our board of directors since September 2015 and as our Interim Chief Executive Officer since May 2018. Prior to that, Mr. Richardson was Head of Operations for Volution, a position he has held from January 2014 until September 2015 and before that he was a consultant to Volution’s predecessor company, Varleigh Immuno Pharmaceuticals, since inception in 2007. Prior to working for Volution and Varleigh, Mr. Richardson served as a member of the board of directors for a range of international healthcare companies, including CIS Healthcare Ltd. and Clinisys Ltd. Mr. Richardson was formerly Head of Equities Research for Investec Bank, and worked as a strategy consultant for L.E.K. Consulting. Mr. Richardson holds an M.A. in Zoology from Trinity College, Oxford University.

Ray Prudo, M.D. age 74, has served as our Executive Chairman since September 2015. Dr. Prudo has been an active investor and developer of healthcare companies for 25 years. Dr. Prudo is the Founder, Chairman, and Chief Executive Officer of Volution and its predecessor company, Varleigh Immuno Pharmaceuticals, since inception in 2007. He is currently a board member of several UK healthcare companies. Dr. Prudo holds an MBBS from the University of London, and an FRCP(C) from the Royal College of Physicians and Surgeons of Canada.

Dov Elefant, age 51, has served as our Chief Financial Officer since January 2012. From March 2011 until January 2012, he was Chief Financial Officer of Althera Medical Ltd. and from March 2009 to February 2011 he performed consulting services to a number of companies. He was also the Corporate Controller, from March 2007 to February 2009 for Lev Pharmaceuticals, which was acquired by ViroPharma in 2008, Controller and Vice President of Finance and Administration at EpiCept Corporation from December 1999 to March 2007, Assistant Controller at Tetragenex Pharmaceuticals from November 1998 to October 1999 and held other accounting and finance roles from March 1991 to October 1998. Mr. Elefant holds a B.S. in accounting from Yeshiva University.

B.	Compensation

Summary Compensation Table

The following table shows the compensation paid or accrued during the last two fiscal years ended December 31, 2018 and 2017 to (1) our Executive Chairman, (2) our Interim Chief Executive Officer and Chief Operating Officer, (3) our Chief Financial Officer, (4) our former Chief Executive Officers, and (5) our former Chief Legal & Compliance Officer and Secretary.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (5)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)

Ray Prudo,	2018	212,180	106,090	—	—	—	—	—		318,270
Executive
Chairman	2017	206,000	103,000	—	—	—	—	—		309,000

Clive	2018	354,405	131,755	—	253,123	—	—	34,683	(2)	773,966
Richardson,
Interim Chief Executive Officer and Chief Operating Officer	2017	332,507	135,991	—	113,272	—	—	32,650	(2)	614,420

Dov Elefant,	2018	264,000	66,000	—	—	—	—	13,691	(2)	343,691
Chief Financial
Officer	2017	240,000	60,000	—	12,586	—	—	7,822	(2)	320,408

David Horn	2018	183,371	—	—	—	—	—	4,261	(4)	187,632
Solomon Ph.D.,
Former Chief Executive Officer(3)	2017	173,611	119,041	—	654,459	—	—	197,879	(4)	1,144,990

Gur Roshwalb,	2018	—	—	—	—	—	—	—		—
M.D., Former
Chief Executive Officer (5)	2017	187,500	—	—	—	—	—	5,763	(6)	193,263

Robert Shaw,	2018	—	—	—	—	—	—	—		—
Former Chief
Legal & Compliance Officer and Secretary (7)	2017	281,745	—	—	45,309	—	—	478,401	(8)	805,455

(1)	These amounts represent the aggregate grant date fair value for option awards for fiscal years 2018 and 2017, respectively, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in our Financial Statements, included in our Annual Report on Form 20-F for the years ended December 31, 2018 and 2017.

(2)	Consists of company contributions to a 401K plan or pension scheme.

(3)	Dr. Solomon was appointed as our Chief Executive Officer on August 28, 2017 and resigned as Chief Executive Officer on May 8, 2018.

(4)	Consists of (i) $193,750 in 2017 in interim housing and related expenses paid on behalf of Dr. Solomon, and (ii) $1,000 per month allowance. See “Item 6 B. Directors, Senior Management and Employees—Compensation”.

(5)	Dr. Roshwalb resigned as Chief Executive Officer on May 29, 2017.

(6)	Consists of accrued vacation paid.

(7)	Mr. Shaw was terminated without cause as Chief Legal & Compliance Officer and Secretary as of January 3, 2018.

(8)	Consists of (i) $8,105 of company contribution to a 401K plan, (ii) $14,269 of accrued vacation, and (iii) $456,027 of severance related payments that accrued in 2017. See “Item 6 B. Directors, Senior Management and Employees—Compensation”.

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

Dr. Prudo’s current annual salary is $400,000 beginning January 1, 2019. Upon termination of Dr. Prudo’s appointment, he shall be entitled to any accrued but unpaid base salary and expense reimbursement. Under the agreement, Dr. Prudo is required to maintain the confidentiality of our confidential information.

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

Mr. Richardson’s current annual base salary is £337,428 (approximately $430,000), beginning January 1, 2019. Mr. Richardson is also entitled to an annual cash bonus with a target of 40% of base salary, provided that the actual amount of such bonus may be greater or less that the target amount. The employment agreement also provides that Mr. Richardson is entitled to a stock option grant to purchase 16,271,850 ordinary shares (equivalent to 162,718 ADSs). This option was granted under our 2014 Plan on September 21, 2015, has a ten-year term, is exercisable at a price equal to $0.3221 per share (or $32.21 per ADS) and vests ratably on a semi-annual basis over four years, with a minimum 25% vesting, subject to acceleration in the case of change of control or non-renewal of the employment agreement.

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

In October 2018, we entered into an Option and Bonus Letter with Mr. Richardson which granted Mr. Richardson options to purchase 20,000,000 ordinary shares (equivalent to 200,000 ADSs) subject to the terms and conditions of our 2014 Plan in consideration for his new appointment as interim Chief Executive Officer. The Option and Bonus Letter also entitles Mr. Richardson to a cash bonus of three times (3x) his annual salary and benefits in the event of a sale transaction.

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

Mr. Elefant’s current annual base salary is $282,480, beginning January 1, 2019. Mr. Elefant is also entitled to an annual cash bonus with a target of 25% of base salary, provided that the actual amount of such bonus may be greater or less that the target amount. The employment agreement also provides that Mr. Elefant is entitled to a stock option grant to purchase 4,067,963 ordinary shares (equivalent to 40,679 ADSs). This option was granted under our 2014 Plan on September 21, 2015, has a ten-year term, is exercisable at a price equal to $0.3221 per share (or $32.21 per ADS) and vests ratably on a semi-annual basis over four years, subject to acceleration in the case of change of control or non-renewal of the employment agreement.

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

In connection with Dr. Solomon’s resignation, on May 8, 2018, we and Dr. Solomon entered into an Employment Separation and General Release Agreement dated July 18, 2018, or the Solomon Separation Agreement. Pursuant to the terms of the Solomon Separation Agreement, the parties agreed that Dr. Solomon’s employment was terminated by reason of Dr. Solomon’s resignation on May 8, 2018, or the Solomon Separation Date.  Dr. Solomon is entitled to receive, to the extent entitled, any unpaid base salary, vested benefits, accrued but unused vacation time and expense reimbursement through the Solomon Separation Date and, under certain circumstances, reimbursement of up to $5,000 for legal fees incurred in connection with the Solomon Separation Agreement. The Solomon Separation Agreement provided that the 26,000,000 stock options that were granted to Dr. Solomon, all of which were unvested, were forfeited as of the Solomon Separation Date, with no compensation or other payment due to Dr. Solomon. In addition, the Solomon Separation Agreement provided that if Dr. Solomon executed the Solomon Separation Agreement within 21 days of the date of the agreement and did not exercise his right to revoke, we agreed to enter into a promissory note, or the Separation Consideration, with a principal sum of $93,202.24, due with all accrued but unpaid interest on November 8, 2019, which would fully satisfy any amounts owed by Dr. Solomon to us as of the Solomon Separation Date arising out of (a) charges made by Dr. Solomon to the Company credit card, and (b) repayment of interim housing and related expenses under the amendment described above. The Solomon Separation Agreement also contains continuing confidentiality restrictions, a release and a covenant not to sue. Dr. Solomon signed the Solomon Separation Agreement effective May 8, 2018.

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

In connection with Mr. Shaw’s termination, on January 26, 2018, we and Mr. Shaw entered into an Employment Separation and General Release Agreement dated January 4, 2018, or the Shaw Separation Agreement. Pursuant to the terms of the Shaw Separation Agreement, the parties agreed that Mr. Shaw’s employment was terminated without cause effective December 4, 2017, or the Separation Date, and that he will receive unpaid base salary through January 3, 2018, our portion of health insurance premiums paid for Mr. Shaw through January 3, 2018 and accrued but unused vacation time and expense reimbursement through the Separation Date. In addition, if Mr. Shaw executed the Shaw Separation Agreement within 60 days of the Separation Date and did not exercise his right to revoke, we agreed to (i) pay Mr. Shaw $445,200 as severance pay, (ii) pay Mr. Shaw $10,827, which is an amount equal to our share of the health insurance premiums paid for Mr. Shaw while he was an employee for a period of twelve (12) months following the Separation Date (in both cases less applicable tax withholdings and deductions) and (iii) subject to the approval of the administrator in accordance with the 2014 Incentive Plan, modify the terms of the outstanding option agreements granted to Mr. Shaw on March 23, 2016 and September 1, 2017 such that each tranche of unvested options in the option agreements will continue to vest on the same schedules through September 23, 2018. The Separation Agreement also contains mutual non-disparagement provisions and a release and covenant not to sue. Mr. Shaw signed the Shaw Separation Agreement effective January 3, 2018.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding all outstanding equity awards for (1) our Executive Chairman, (2) our Interim Chief Executive Officer and Chief Operating Officer and (3) our Chief Financial Officer as of December 31, 2018:

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)		Number of Securities Underlying Unexercised Options (#) Unexercisable(1)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Ray Prudo	—		—		—	—	—
Clive Richardson	13,220,878	(2)	3,050,972	(2)	—	0.3221	9/21/2025
	1,125,000	(3)	3,375,000	(3)	—	0.035992	9/1/2027
	—		20,000,000	(4)	—	0.0187	8/15/2028
Dov Elefant	40,000	(5)	—		—	1.56	1/11/2022
	100,000	(6)	—		—	2.00	7/1/2023
	40,000	(7)	—		—	0.75	2/5/2024
	3,305,220	(2)	762,743	(2)	—	0.3221	9/21/2025
	125,000	(3)	375,000	(3)	—	0.035992	9/1/2027

(1)	Amounts represent options to purchase ordinary shares.

(2)	These options were granted on September 21, 2015, in connection with the Acquisition, have a ten-year term and vest over a four-year period with one-sixteenth of the options granted vesting every three months beginning September 21, 2015, through 2019.

(3)	These options were granted on September 1, 2017, have a ten-year term and vest annually over a four-year period.

(4)	These options were granted on August 15, 2018, have a ten-year term and vest annually over a four-year period.

(5)	These options were granted on January 11, 2012, have a ten-year term and were fully exercisable on January 11, 2013.

(6)	These options were granted on September 24, 2013, have a ten-year term and were fully exercisable on July 1, 2014.

(7)	These options were granted on February 5, 2014, have a ten-year term and were fully exercisable on May 31, 2014.

Director Compensation

Our director compensation program is administered by our board of directors with the assistance of the compensation committee. The compensation committee conducts an annual review of director compensation and makes recommendations to the board with respect thereto.

The shareholders approved our Directors Renumeration Policy on July 14, 2017 to provide a framework for the Director’s compensation package. In addition, the Company has a non-employee director compensation policy, which was amended and restated on November 19, 2015 and was subsequently amended on June 29, 2016, January 26, 2017 and on January 23, 2018. On January 8, 2019, our board approved a 3% increase in cash compensation and increased committee membership fees. As a result, our non-employee directors will be compensated for service on our board of directors as follows in 2019:

•	an annual retainer for service on the board of directors of $39,338;

•	an annual retainer for service as a member of the compensation committee and nominating and governance committee of $5,305;

•	an annual retainer for service as a member of the audit committee of $7,500;

•	for the chairman of the compensation committee, and nominating and governance committee, an annual retainer of $10,609;

•	for the chairperson of the audit committee, an annual retainer of $17,500;

•	for service on the board, an annual grant of a stock option to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) or Annual Stock Option; the grant is made each year on the date of the Company’s Annual General Meeting of shareholders, or AGM, on the date of the first meeting of the board held following the AGM, or on any date following such AGM as may be recommended by the compensation committee and approved by the Board;

•	for each new non-employee director that is appointed to the board of directors, an initial grant of a stock option to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs), or Initial Stock Option Grant; if the non-employee director was not previously appointed to the board and is first elected at the Company’s AGM, the grant shall be made on the date of the Company’s AGM, on the date of the first meeting of the board held following the AGM, or on any date following such AGM as may be recommended by the compensation committee and approved by the board; if the non-employee director is appointed to the board in advance of the next AGM and will stand for election at that AGM, the grant shall be made at the meeting of the board at which he or she is appointed and, if not made at such meeting, shall be made promptly following such meeting by written unanimous consent of the board; and if the non-employee director is first appointed to the board in advance of the next AGM and will not stand for election at that AGM, the number of shares in the grant and the vesting schedule shall be determined by the compensation committee, taking into account the term of the appointment and the grant shall be made at the meeting of the board at which he or she is appointed and, if not made at such meeting, shall be made promptly following such meeting by written unanimous consent of the board;

•	unless otherwise specified by the board or the compensation committee at the time of grant, each Annual Stock Option granted under this policy shall (i) vest in full on the date of the next AGM following the date of grant, subject to the non-employee director’s continued service on the Board; (ii) have an exercise price equal to the fair market value of the Company’s ordinary shares as determined in the 2014 Plan on the grant date; (iii) terminate ten years after the grant date, (iv) become fully vested immediately prior to a change of control and (v) contain such other terms and conditions as set forth in the form of option agreement approved by the board or the compensation committee prior to the grant date; and

•	unless otherwise specified by the board or the compensation committee at the time of grant, each Initial Stock Option Grant for newly appointed or elected directors granted under the non-employee director compensation policy shall (i) vest ratably in three equal installments with the first installment vesting on the date of the first AGM following the date of the grant, and with the second and third installments vesting, respectively, on the dates of the second and third AGMs following the date of the grant, subject to the non-employee director’s continued service on the board; (ii) have an exercise price equal to the fair market value of the Company’s ordinary shares as determined in the 2014 Plan on the grant date; (iii) terminate ten years after the grant date, (iv) become fully vested immediately prior to a change of control and (v) contain such other terms and conditions as set forth in the form of option agreement approved by the board or the compensation committee prior to the grant date; and

•	each of these options shall be granted under our 2014 Plan, terminate ten years after the grant date and become fully vested immediately prior to a change of control.

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

The following table sets forth information regarding the total compensation awarded to, earned by or paid to each of our non-employee directors during the year ended December 31, 2018 for their service on our board of directors. Dr. Prudo, our Executive Chairman, Clive Richardson, our Interim Chief Executive Officer and Chief Operating Officer and Dr. David Horn Solomon, did not receive any additional compensation for their service as a director during 2018. The compensation that we pay to the foregoing persons is discussed in the “Summary Compensation Table” above.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)

James Hill, M.D. (2)	$58,792	$16,869	$75.661
Stuart Ungar (3)	48,492	16,869	65,361
David Byrne (4)	48,492	16,869	65,361
Donald Williams (5)	53,642	25,003	61,372
Robert Ward (6)	36,369	-	36,369
Pete Feldschreiber (7)	35,890	49,304	85,194
Michael Grissinger (8)	35,890	49,304	85,194

(1)	These amounts represent the aggregate grant date fair value of options granted to each director during the year ended December 31, 2018 computed in accordance with ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in our Audited Financial Statements, included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

(2)	As of December 31, 2018, options to purchase an aggregate of 5,200,000 ordinary shares (equivalent to 52,000 ADSs) were outstanding, of which 3,900,000 ordinary shares (equivalent to 39,000 ADSs) were exercisable.

(3)	As of December 31, 2018, options to purchase an aggregate of 5,200,000 ordinary shares (equivalent to 52,000 ADSs) were outstanding, of which 3,900,000 ordinary shares (equivalent to 39,000 ADSs) were exercisable.

(4)	As of December 31, 2018, options to purchase an aggregate of 5,200,000 ordinary shares (equivalent to 52,000 ADSs) were outstanding, of which 3,466,666 ordinary shares (equivalent to 34,666 ADSs) were exercisable.

(5)	As of December 31, 2018, options to purchase an aggregate of 5,950,000 ordinary shares (equivalent to 59,500 ADSs) were outstanding, of which 3,466,666 ordinary shares (equivalent to 34,666 ADSs) were exercisable.

(6)	Mr. Ward did not stand for re-election at the 2018 annual general meeting and accordingly ceased to serve as a director as of September 19, 2018. As of December 31, 2018, no options were outstanding.

(7)	As of December 31, 2018, options to purchase an aggregate of 2,600,000 ordinary shares (equivalent to 26,000 ADSs) were outstanding, none of which were exercisable.

(8)	As of December 31, 2018, options to purchase an aggregate of 2,600,000 ordinary shares (equivalent to 26,000 ADSs) were outstanding, none of which were exercisable.

C.	Board Practices

Our Articles of Association, as amended, provide that our business is to be managed by the board of directors (subject to any directions made by the members of the Company by special shareholder resolution). Our board of directors is divided into three classes for purposes of election (Class A Directors, who serve a one year term before being subject to re-election at the Company’s annual general meeting; Class B Directors, who serve a two year term before being subject to re-election at the annual general meeting; and Class C Directors who serve a three year term before being subject to re-election at the annual general meeting, provided also that in any two year period, a majority of the board must stand for re-election). Our board of directors currently consists of eight members: James Hill, M.D., Stuart Ungar, M.D., David Byrne, Donald Williams, Michael Grissinger and Peter Feldschreiber currently serve as Class A directors; Clive Richardson currently serves as a Class B director and Ray Prudo currently serves as a Class C director. Ray Prudo serves as Executive Chairman of our board of directors.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of three members, appointed by our board of directors: Dr. Peter Feldschreiber, James Hill, M.D., and Stuart Ungar, M.D., all of whom are independent within the meaning of SEC corporate governance rules of independence for purposes of the nominating and corporate governance committee. Dr. Feldschreiber is chairman of our nominating and corporate governance committee.

None of our non-employee directors have any service contracts with Akari or any of our subsidiaries that provide for benefits upon termination of employment.

D.	Employees

As of December 31, 2018, we had thirteen full-time employees and one full-time equivalent consultant. Seven of our employees were engaged in research and development and six employees and one consultant were engaged in management, administration and finance. Eleven are located in England and three are located in the United States.

None of our employees are members of labor unions.

E.	Share Ownership

Information with respect to share ownership of members of our board of directors and executive officers is included in “Item 7. Major Shareholders and Related Party Transactions”

Option Plans

2014 Plan

In order to retain qualified individuals, the Board previously established the 2007 Stock Option Plan. We currently have issued options representing 180,000 ordinary shares under the 2007 Stock Option Plan.

Our board of directors approved the 2014 Equity Incentive Plan, or the 2014 Plan. The 2014 Plan was most recently amended by our shareholders on September 19, 2018. The shareholders approved the 2014 Plan on June 19, 2014. The purpose of the 2014 Plan is to enable us to continue to attract and retain professional personnel for the purposes of executing our clinical development plan. The material terms of the 2014 are set forth below.

The option plan is administered by our board of directors and grants are made pursuant thereto by the compensation committee. The aggregate number of ordinary shares that may be issued upon exercise of options under the 2014 Plan shall be the sum of: (i) 183,083,207 ordinary shares and (ii) any ordinary shares that are represented by awards granted under the Company’s 2007 Stock Option Plan that are forfeited, expire or are cancelled without delivery of ordinary shares or which result in the forfeiture of ordinary shares back to the Company on or after June 19, 2014, or the equivalent of such number of ordinary shares after the administrator, in its sole discretion, has interpreted the effect of any stock split, stock dividend, combination, recapitalization or similar transaction in accordance with the 2014 Plan; provided, however, that no more than 480,000 ordinary shares shall be added to the 2014 Plan pursuant to subsection (ii). Options may be granted at any time. As of December 31, 2018, options to purchase 94,096,998 of our ordinary shares were outstanding under the 2014 Plan. Unless sooner terminated, the Plan shall expire on April 30, 2024.

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

The option plan was administered by the board of directors and grants were made pursuant thereto by the compensation committee. The aggregate number of ordinary shares that could be issued upon exercise of options under the 2007 Stock Option Plan could not exceed 5,865,000 ordinary shares. The board of directors could have, at any time during the term of the 2007 Stock Option Plan, increased the number of shares available for grant under the 2007 Stock Option Plan. As of August 28, 2017, options to purchase 480,000 of our ordinary shares were outstanding under the 2007 Stock Option Plan when the Plan expired on the tenth anniversary of its effective date. As of December 31, 2018, options to purchase 180,000 of our ordinary shares were outstanding under the 2007 Stock Option Plan.

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

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 31, 2019, the latest practicable date for inclusion in this annual report (except where otherwise indicated), for:

•	each person, or group of affiliated persons, who are known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	each member of our board of directors;

•	each of our other executive officers; and

•	all of our directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of March 31, 2019, through the exercise of any option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

Ordinary shares that may be acquired by an individual or group within 60 days of March 31, 2019, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The percentage of ownership is based on 1,585,693,413 shares of ordinary shares outstanding on March 31, 2019, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Akari does not know of any arrangements, including any pledge by any person of securities of Akari, the operation of which may at a subsequent date result in a change of control of Akari. Unless otherwise noted, the address of each director and executive officer of Akari is: c/o Akari Therapeutics, Plc, 75/76 Wimpole Street, London W1G 9RT.

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ordinary Shares Beneficially
Directors and Executive Officers
Ray Prudo	782,345,600	(1)	49.3%
Clive Richardson	15,362,869	(2)	*
James Hill, M.D.	3,900,000	(3)	*
Stuart Ungar, M.D.	3,900,000	(4)	*
Dov Elefant	3,864,468	(5)	*
David Byrne	3,900,000	(6)	*
Donald Williams	3,466,666	(7)	*
Michael Grissinger	325,000	(8)	*
Peter Feldschreiber	325,000	(8)	*
All directors and officers as a group (10 persons)			51.5%
5% or More Shareholders
RPC Pharma Limited (10)	782,345,600		49.3%

* Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	Represents the entire holdings of RPC Pharma Limited. Dr. Prudo has voting and dispositive control over the ordinary shares held by RPC Pharma Limited and owns approximately 71% of RPC’s outstanding shares (including option grants), including 10.64% of RPC’s outstanding shares held in trust for Dr. Ungar. Dr. Prudo disclaims beneficial ownership except to the extent of his actual pecuniary interest in such shares.

(2)	Consists of options to purchase 14,237,869 ordinary shares (equivalent to 14,237 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS), which expire on September 21, 2025 and options to purchase 1,125,000 ordinary shares (equivalent to 11,250 ADSs) at an exercise price of $0.035992 per share (or $3.5992 per ADS) and which expire on September 1, 2027. Does not include (i) options to purchase 2,033,981 ordinary shares (equivalent to 20,339 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS) and which expire on September 21, 2025 that vest in more than 60 days from March 31, 2019, (ii) options to purchase 3,375,000 ordinary shares (equivalent to 33,750 ADSs) at an exercise price of $0.035992 per share (or $3.5992 per ADS) and which expire on September 1, 2027 that vest in more than 60 days from March 31, 2019, and (iii) options to purchase 20,000,000 ordinary shares (equivalent to 200,000 ADSs) at an exercise price of $0.0187 per share (or $1.87 per ADS) and which expire on August 15, 2028 that vest in more than 60 days from March 31, 2019.

(3)	Consists of (i) options to purchase 231,278 ordinary shares (equivalent to 2,312 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS), which expire on September 21, 2025, (ii) options to purchase 1,068,722 ordinary shares (equivalent to 10,687 ADSs) at an exercise price of $0.1917 per share (or $19.17 per ADS), which expire on November 25, 2025, (iii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, and (iv) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027. Does not include options to purchase 1,300,00 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028 that vest in more than 60 days from March 31, 2019. Also, does not include shares held by RPC Pharma Limited of which he has a pecuniary interest. Dr. Hill disclaims beneficial ownership of the shares held by RPC Pharma Limited.

(4)	Consists of (i) options to purchase 211,278 ordinary shares (equivalent to 2,112 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS), which expire on September 21, 2025, (ii) options to purchase 1,088,722 ordinary shares (equivalent to 10,887 ADSs) at an exercise price of $0.1917 per share (or $19.17 per ADS), which expire on November 25, 2025, (iii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, and (iv) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027. Does not include options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028 that vest in more than 60 days from March 31, 2019. Also, does not include shares held by RPC Pharma Limited of which he has a pecuniary interest. Dr. Ungar disclaims beneficial ownership of the shares held by RPC Pharma Limited.

(5)	Consists of (i) options to purchase 40,000 ordinary shares (equivalent to 400 ADSs) at an exercise price of $1.56 per share (or $156.00 per ADS), which expire on January 11, 2022, (ii) options to purchase 100,000 ordinary shares (equivalent to 1,000 ADSs) at an exercise price of $2.00 per share (or $200.00 per ADS), which expire on July 1, 2023, (iii) options to purchase 40,000 ordinary shares (equivalent to 400 ADSs) at an exercise price of $0.75 per share (or $75.00 per ADS), which expire on February 5, 2024, (iv) options to purchase 3,559,468 ordinary shares (equivalent to 35,594 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS), which expire on September 21, 2025 and (v) options to purchase 125,000 ordinary shares (equivalent to 1,250 ADSs) at an exercise price of $0.035982 per share (or $3.5992 per ADS), which expire on September 1, 2027. Does not include (i) options to purchase 508,495 ordinary shares (equivalent to 5,084 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS) and which expire on September 21, 2025 that vest in more than 60 days from March 31, 2019, and (ii) options to purchase 375,000 ordinary shares (equivalent to 3,750 ADSs) at an exercise price of $0.035992 per share (or $3.5992 per ADS) and which expire on September 1, 2027 that vest in more than 60 days from March 31, 2019.

(6)	Consists of (i) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.1796 per share (or $17.96 per ADS), which expire on April 22, 2026, (ii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, and (iii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027. Does not include options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028 that vest in more than 60 days from March 31, 2019. Also, does not include shares held by RPC Pharma Limited of which he has a pecuniary interest. Mr. Byrne disclaims beneficial ownership of the shares held by RPC Pharma Limited.

(7)	Consists of (i) options to purchase 2,166,666 ordinary shares (equivalent to 2,166 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, and (ii) 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027. Does not include (i) options to purchase 433,334 ordinary shares (equivalent to 4,333 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS) and which expire on June 29, 2026 that vest in more than 60 days from March 31, 2019, (ii) options to purchase 1,300,00 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028 that vest in more than 60 days from March 31, 2019 and (iii) options to purchase 750,000 ordinary shares (equivalent to 7,500 ADSs) at an exercise price of $0.0175 per share (or $1.75 per ADS) and which expire on November 16, 2028 that vest in more than 60 days from March 31, 2019.

(8)	Consists of options to purchase 325,000 ordinary shares (equivalent to 3,250 ADSs) at an exercise price of $0.0347 per share (or $3.47 per ADS) and which expire on January 23, 2028 that vest in more than 60 days from March 31, 2019. Does not include (i) options to purchase 975,000 ordinary shares (equivalent to 9,750 ADSs) at an exercise price of $0.0347 per share (or $3.47 per ADS) and which expire on January 23, 2028 that vest in more than 60 days from March 31, 2019 and (ii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028 that vest in more than 60 days from March 31, 2019.

(10)	The principal business office of RPC Pharma Limited is c/o Landmark Fiduciare (Suisse) SA, 6 Place des Eaux-Vives, P.O. Box 3461, Geneva, V8 1211, Switzerland.

Deutsche Bank Trust Company Americas, or Deutsche Bank, is the holder of record for the company’s ADR program, pursuant to which each ADS represents 100 ordinary shares. As of March 31, 2019, Deutsche Bank held 1,580,911,829 ordinary shares representing 97.3% of the issued share capital held at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

To our knowledge, the only significant changes in the percentage ownership held by our more than 5% shareholders as reported in our annual reports during the past three years are as follows: (i) the ownership percentage of RPC Pharma Limited decreased by 12% to 49.3% from 61.3% as of April 21, 2016, and (ii) the ownership percentage of Deerfield Management Company, L.P. decreased to under 5% in 2017 from 9.8% as of April 21, 2016.

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

Office Lease

We lease our UK office space from The Doctors Laboratory, or TDL, and have incurred expenses of approximately $139,000, $141,000 and $142,000 plus VAT during the years ended December 31, 2018, December 31, 2017 and December 31, 2016, respectively. David Byrne, a non-employee director of ours is also the CEO of TDL.

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

Our board of directors is generally authorized to issue up to 10,000,000,000 ordinary shares of £0.01 each until June 28, 2022, without seeking shareholder approval, subject to certain limitations. As of March 31, 2019, there were 1,585,693,413 ordinary shares outstanding, outstanding options to purchase 94,096,988 ordinary shares and 88,986,209 ordinary shares available for future issuance under our 2014 Equity Incentive Plan. All of our existing issued ordinary shares are fully paid. Accordingly, no further capital may be required by us from the holders of such shares.

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

During the last three years, we have issued an aggregate of 403,000,030 ordinary shares and options to purchase an aggregate of 114,100,000 ordinary shares.

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

	Delaware	England

Number of Directors	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws, unless specified in the certificate of incorporation.	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.

Removal of Directors	Under Delaware law, directors may be removed from office, with or without cause, by a majority shareholder vote, except (a) in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, unless otherwise provided in the certificate of incorporation, and (b) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.	Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided that 28 clear days’ notice of the resolution is given to the company and certain other procedural requirements under the Companies Act are followed (such as allowing the director to make representations against his or her removal at the meeting and/or in writing).

Vacancies on the Board of Directors	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless otherwise provided in the certificate of incorporation or bylaws of the corporation.	Under English law, the procedure by which directors (other than a company’s initial directors) are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually unless a resolution of the shareholders that such resolutions do not have to be voted on individually is first agreed to by the meeting without any vote being given against it.

Annual General Meeting	Under Delaware law, the annual meeting of shareholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.	Under the Companies Act, a public limited company must hold an annual general meeting each year. This meeting must be held within six months beginning with the day following the company’s accounting reference date.

General Meeting	Under Delaware law, special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.	Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors. Shareholders holding at least 5% of the paid-up capital (excluding any paid-up capital held as treasury shares) of the company carrying voting rights at general meetings can also require the directors to call a general meeting.

	Delaware	England

Notice of General Meetings	Under Delaware law, written notice of any meeting of the shareholders must be given to each shareholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

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

Quorum	The certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than 1/3 of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of shareholders.	Subject to the provisions of a company’s articles of association, the Companies Act provides that two shareholders present at a meeting (in person or by proxy) shall constitute a quorum.

Proxy	Under Delaware law, at any meeting of shareholders, a shareholder may designate another person to act for such shareholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy (or, in the case of a shareholder which is a corporate body, by way of a corporate representative).

	Delaware	England

Issue of New Shares	Under Delaware law, if the company’s certificate of incorporation so provides, the directors have the power to authorize additional stock. The directors may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the company or any combination thereof.

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

Pre-emptive Rights	Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess pre-emptive rights to subscribe to additional issuances of the corporation’s stock.	Under the Companies Act, “equity securities” (being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution (“ordinary shares”) or (ii) rights to subscribe for, or to convert securities into, ordinary shares) proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.

Liability of Directors and Officers	Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its shareholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:	Under the Companies Act, any provision (whether contained in a company’s articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

	Delaware	England

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

Voting Rights	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each shareholder of record is entitled to one vote for each share of capital stock held by such shareholder.	Under English law, unless a poll is demanded by the shareholders of a company or is required by the Chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands.

	Delaware	England

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

•      a special resolution passed at a separate meeting of the holders of that class sanctioning the variation.

	Delaware	England

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

	Delaware	England

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

U.K. City Code On Takeovers And Mergers

The UK City Code on Takeovers and Mergers, or the Takeover Code, applies, among other things, to an offer for a public company whose registered office is in the United Kingdom and whose securities are not admitted to trading on a regulated market in the United Kingdom if the company is considered by the Panel on Takeovers and Mergers, or the Takeover Panel, to have its place of central management and control in the United Kingdom. This is known as the “residency test.” The test for central management and control under the Takeover Code is different from that used by the UK tax authorities. Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the United Kingdom by looking at various factors, including the structure of our board of directors, the functions of the directors and where they are resident.

If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the United Kingdom, we would be subject to a number of rules and restrictions, including but not limited to the following: (1) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (2) we may not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (3) we would be obliged to provide equality of information to all bona fide competing bidders.

Further, the Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person: (a) acquires an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carries 30% or more of the voting rights of our shares; or (b) who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in us, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

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

The following summary contains a description of certain United Kingdom and United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs to a U.S. Holder (as defined below) of our ordinary shares or ADSs and, to the limited extent discussed below, a Non-U.S. Holder (as defined below) of our ordinary shares or ADSs. The summary is based upon the tax laws of the United Kingdom and the United States and the respective regulations thereunder as of the date hereof, which are subject to change.

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

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor. This discussion assumes that you are familiar with the tax rules applicable to investments in securities generally, and with any special rules to which you may be subject. In particular, the discussion deals only with investors that will hold our ordinary shares or ADSs as capital assets (generally, property held for investment), and does not address the tax treatment of investors that are subject to special rules, such as banks, financial institutions, insurance companies, dealers or traders in securities or currencies, persons that elect mark-to- market treatment, tax-exempt entities or government organizations , real estate investment trusts, regulated investment companies, grantor trusts, individual retirement and other tax-deferred accounts, persons that received our ordinary or ADS shares as compensation for the performance of services, persons who own, directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of the United States Internal Revenue Code of 1986, or the Code, 10% or more of our total voting power or value, persons that are residents of the U.K. for U.K. tax purposes or that conduct a business or have a permanent establishment in the U.K., persons that hold our ordinary shares or ADSs as a position in a straddle, hedging, conversion, integration, constructive sale or other risk reduction transaction, certain former citizens or long-term residents of the U.S., partnerships and their partners and persons whose functional currency is not the U.S. dollar. This discussion is based on laws, treaties, judicial decisions, and regulatory interpretations in effect on the date hereof, all of which are subject to change, as well as, in the United States, the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. Additionally, the summary below regarding U.S. federal income tax does not address any U.S. state or local tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations or any U.S. federal tax considerations other than U.S. federal income tax considerations.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

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

Transfers of ADSs do not attract stamp duty or SDRT.

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

Transfer of ADSs

No U.K stamp duty will be payable on a written instrument transferring an ADS or on a written agreement to transfer an ADS provided that the instrument of transfer or the agreement to transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to U.K. stamp duty at the rate of 0.5% of the value of the consideration given in connection with the transfer.

No SDRT will be payable in respect of an agreement to transfer an ADS.

There is generally no charge to ad valorem stamp duty on gifts. However, transfers of, and unconditional agreements to transfer shares in registered form for nil or non-monetary consideration to a connected person (within the meaning of section 1122 U.K. Corporation Tax Act 2010) on or after 29 October 2018 which are listed on a regulated market, a multilateral trading facility or a recognized foreign exchange (each within the meaning of sections 80B and 88B of the Finance Act 1986) will attract stamp duty and SDRT respectively on the market value of the shares. It is possible that Nasdaq could be either a regulated market or a multilateral trading facility for these purposes, although the position has not been confirmed. As such, any transfers of, or unconditional agreements to transfer, shares in registered form in these circumstances may attract stamp duty and SDRT respectively.

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

U.S. Taxation of Distributions

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distributions made by us to a U.S. Holder will generally be subject to U.S. federal income tax as dividend income to the extent paid or deemed paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. To the extent that an amount received by a U.S. Holder exceeds its allocable share of our current and accumulated earnings and profits, such excess would, subject to the discussion below, be treated first as a tax-free return of capital which will reduce such U.S. Holder’s tax basis in his ordinary shares or ADSs and then, to the extent such distribution exceeds such U.S. Holder’s tax basis, it will be treated as capital gain. We have not maintained and do not plan to maintain calculations of earnings and profits under U.S. federal income tax principles. Accordingly, it is unlikely that U.S. Holders will be able to establish whether a distribution by us is in excess of our and accumulated earnings and profits (as computed under U.S. federal income tax principles). Thus, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

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

U.S. Taxation upon Sale or Other Disposition

Subject to the discussion under “Passive Foreign Investment Company Rules” below, gain or loss realized by a U.S. Holder on the sale or other taxable disposition of our ordinary shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in our ordinary shares or ADSs and the amount realized on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if our ordinary shares or ADSs have been held for more than one year at the time of the sale or disposition. Any such gain or loss realized will generally be treated as U.S. source gain or loss. In the case of a non-corporate U.S. Holder, long-term capital gains are currently eligible for federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

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

Medicare Tax

Certain U.S. Holders including individuals, estates and trusts are subject to a Medicare tax of 3.8% on “net investment income,” which includes dividends, interest, and capital gain from the sale of investment securities, adjusted for certain deductions properly allocated to such investment income. The Medicare tax will apply to the lesser of such net investment income or the excess of the taxpayer’s adjusted gross income (with certain modifications) over a specified amount. The specified amount is $250,000 for married individuals filing jointly, $125,000 for married individuals filing separately, and $200,000 for single individuals. U.S. Holders should consult with their own tax advisers regarding the application of the net investment income tax to them as a result of their investment in our ADSs or ordinary shares.

Passive Foreign Investment Company Rules

Based on the nature of our present business operations, assets and income, we believe that for the year 2018, we were not a PFIC. However, because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2019 or for any other taxable year. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year.

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

In the event we are treated as a PFIC for any taxable year, the tax consequences under the default PFIC regime described above could be avoided by either a “mark-to-market” or “qualified electing fund” election. If our ordinary shares or ADSs are considered “marketable stock,” a U.S. Holder may elect to “mark-to-market” its ADSs provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. A U.S. Holder making a mark-to-market election (if the eligibility requirements for such an election were satisfied) generally would not be subject to the PFIC rules discussed above, except with respect to any portion of the holder’s holding period that preceded the effective date of the election. Instead, such U.S. Holder would generally include in income any excess of the fair market value of the ordinary shares or ADSs at the close of each tax year over its adjusted basis in the ordinary shares or ADSs. If the fair market value of the ordinary shares of ADSs had depreciated below the U.S. Holders adjusted basis at the close of the tax year, the U.S. Holder may generally deduct the excess of the adjusted basis of the ordinary shares or ADSs over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that the U.S. Holder included in income with respect to such ordinary shares or ADSs in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares or ADSs with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in income with respect to such ordinary share or ADSs in prior years). Gain or loss from the disposition of ordinary shares or ADSs (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC, will be capital gain or loss. Our ordinary shares or ADSs should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities. Any such mark to market election would not be available for a lower-tier PFIC.

Alternatively, a U.S. Holder making a valid and timely “qualified electing fund” or “QEF” election generally would not be subject to the default PFIC regime discussed above. Instead, for each PFIC year to which such an election applied, the electing U.S. Holder would be subject to U.S. federal income tax on the electing U.S. Holder’s pro rata share of our net capital gain and ordinary earnings, regardless of whether such amounts were actually distributed to the electing U.S. Holder. Any gain on sale or other disposition of a U.S. Holder’s ordinary shares or would be treated as capital, and the interest penalty will not be imposed. If an investor provides reasonable notice to us that it has determined to make a QEF election, we intend to provide annual financial information to such investor as may be reasonably required for purposes of filing United States federal income tax returns in connection with such QEF election.

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

Information reporting and backup withholding

A U.S. Holder may be subject to information reporting to the IRS and possible backup withholding with respect to dividends paid on, or proceeds of the sale or other disposition of our ordinary shares or ADSs unless such U.S. Holder is a corporation or qualifies within certain other categories of exempt recipients or in the case of backup withholding provides a taxpayer identification number and certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Amounts withheld under these rules may be credited against the U.S. Holder’s U.S. federal income tax liability and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate IRS forms and furnishing any required information. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

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

We are currently subject to the information and periodic reporting requirements of the Exchange Act, and file periodic reports and other information with the SEC through its electronic data gathering, analysis and retrieval (EDGAR) system. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. You may read and copy this annual report, including the related exhibits and schedules, and any document we file with the SEC at http://www.sec.gov.

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

.	Subsidiary Information

Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

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

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the United Kingdom (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and any other regulatory requirements that are not currently applicable but may arise or become applicable to Ordinary Shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

•	The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

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

We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in this annual report and filed with the SEC is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act, is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within our Company to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our principal executive officer and principal financial officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the Exchange Act) as of the end of the period covered by this annual report are effective at such reasonable assurance level.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018, based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2018.

(c)	Attestation Report of Registered Public Accounting Firm

This report does not include an attestation report of our registered public accounting firm as we are not an accelerated filer or a large accelerated filer.

(d)	Changes in Internal Controls over Financial Reporting

In our annual report for the year ended December 31, 2017, we identified and disclosed material weaknesses in our internal control over financial reporting as a result of (i) our former Chief Executive Officer violating our Code of Conduct and Ethics by utilizing the Company credit card for personal expenses and exceeding his delegation of authority by entering into unauthorized agreements with third parties; and (ii) having ineffective internal controls related to the evaluation of the accounting principles and disclosure requirements for loss contingencies.  We implemented the following remedial actions in response to the material weaknesses: (i) on May 8, 2018, our former Chief Executive Officer resigned as Chief Executive Officer and from the board of directors and in his place we appointed Clive Richardson to serve as our interim Chief Executive Officer, (ii) we cancelled all corporate credit cards, (iii) we reinforced, through communication and training of our employees, executive officers and directors the requirement to comply with the letter and the spirit of our Code of Conduct and Ethics and authority limits of senior management, and (iv) our Chief Financial Officer undertook a comprehensive review of the procedures to be followed by the Company for establishing significant and judgmental reserves, including reserves for litigation including the formation of a financial disclosure committee which meets quarterly.

Based on testing performed by management, we believe the implemented controls are operating effectively and the prior year material weaknesses have been remediated as of December 31, 2018. There were no other changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Donald Williams is the audit committee financial expert.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to all of our employees, including our chief executive officer and chief financial and accounting officer. The text of the code of conduct is posted in the “Investor Relations” section of our website at www.akaritx.com. Disclosure regarding any amendments to, or waivers from, provisions of the code of conduct that apply to our directors, principal executive and financial officers will be included in a Current Report on Form 6-K within four business days following the date of the amendment or waiver, unless website posting or the issuance of a press release of such amendments or waivers is then permitted by the rules of the Nasdaq stock market.

Item 16C.	Principal Accountant Fees and Services

BDO USA, LLP served as our independent registered public accounting firm and audited our financial statements for the years ended December 31, 2017 and 2018.

	2018	2017
Audit Fees (1)	$200,000	$190,000
Audit-Related Fees (2)	26,850	207,450
Tax Fees (3)	-	25,600
Total	$226,850	$423,050

(1)	Audit fees consisted of audit work performed in the preparation of the consolidated financial statements, interim review procedures as well as work generally only the independent registered public accounting firm can reasonably be expected to provide, such as statutory audits.

(2)	Audit related services relate to work regarding a public listing, offering and additional audit procedures.

(3)	Tax fees relate to tax compliance planning and advice.

Pre-Approval policies and procedures

The audit committee reviews and pre-approves all audit and non-audit services performed by its independent registered public accounting firm, as well as the fees charged for such services. All fees incurred for the year ended 2018 for services rendered by BDO were approved in accordance with these policies. In its review of non-audit service fees, the audit committee considers, among other things, the possible impact of the performance of such services on the auditor’s independence. The audit committee has determined that the non-audit services performed by BDO for the year ended December 31, 2018 were compatible with maintaining the auditor’s independence.

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

Item 16H.	Mine Safety Disclosures

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

Item 18.	FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report. See page F-1.

Item 19.	EXHIBITS

Exhibit No.	Exhibit Description
2.1	Share Exchange Agreement, dated as of July 10, 2015, by and between Celsus Therapeutics Plc and RPC Pharma Limited (incorporated by reference to the exhibit previously filed on the Registrant’s Current Report on Form 8-K filed on July 13, 2015)

3.1	Articles of Association of Akari Therapeutics, Plc (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 18, 2017)

4.1	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-6 (No. 333-185197) filed on November 30, 2012)

4.2	Amendment to Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (No. 333-185197) filed on December 24, 2013)

4.3	Form of American Depositary Receipt; the Form is Exhibit A of the Form of Amendment to the Deposit Agreement (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-6 (No. 333-185197) filed on November 30, 2012)

4.4	Form of Amendment No. 2 to Deposit Agreement (incorporated by reference to the exhibit previously filed with the Registrant’s Post-Effective Amendment on Registration Statement Form F-6 (File No. 333-185197) filed on September 9, 2015)

4.5	Form of American Depositary Receipt; the Form is Exhibit A of the Form of Amendment to the Deposit Agreement (incorporated by reference to the exhibit previously filed with the Registrant’s Post-Effective Amendment on Registration Statement Form F-6 (File No. 333-185197) filed on September 9, 2015)

10.1+	Amended and Restated 2007 Stock Option Plan, dated April 26, 2012 (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form 20-F (No. 000-54749) filed on June 28, 2012)

10.2 +	Second Amendment to Amended and Restated 2007 Stock Option Plan, dated June 20, 2012 (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form 20-F (No. 000-54749) filed on June 28, 2012)

10.3 +	2014 Equity Incentive Plan (incorporated by reference to the exhibit previously filed with the Registrant’s Report of Foreign Private Issuer on Form 6-K (No. 001-36288) filed on June 24, 2014)

10.4	Relationship Agreement, dated as of July 10, 2015, by and between Celsus Therapeutics Plc and RPC Pharma Limited. (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on July 13, 2015)

10.5	Form of Working Capital Agreement, by and between Volution Immuno Pharmaceuticals SA and the Shareholders named therein. (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on July 13, 2015)

10.6+	Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to the exhibit previously filed with the Registrants Definitive Proxy Statement on Schedule 14A filed on August 3, 2015)

10.7	Form of Securities Purchase Agreement, dated August 17, 2015 by and among Celsus Therapeutics Plc and the Buyers (as defined therein) (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on August 18, 2015)

10.8	Form of Registration Rights Agreement, dated August 17, 2015 by and among Celsus Therapeutics Plc and the Buyers (as defined therein) (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on August 18, 2015)

10.9+	Executive Employment Agreement, dated as of September 21, 2015, by and between the Company and Dov Elefant (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on September 22, 2015)

10.10+	Employment Contract, dated as of September 21, 2015, by and between the Company and Clive Richardson (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on September 22, 2015)

Exhibit No.	Exhibit Description
10.11+	Letter Agreement between the Company and Ray Prudo dated September 21, 2015 (incorporated by reference to the exhibit previously filed with the Registrant’s Annual Report on Form 20-F filed on March 31, 2017)

10.12+	Side Letter between the Company and Ray Prudo dated September 21, 2015 (incorporated by reference to the exhibit previously filed with the Registrant’s Annual Report on Form 20-F filed on March 31, 2017)

10.13+	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on November 25, 2015)

10.14+	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on June 30, 2016)

10.15+	Underwriting Agreement between the Company and Cantor Fitzgerald & Co., as representative of the several underwriters, dated October 18, 2017 (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on October 19, 2017)

10.16+	Employment Separation and General Release Agreement dated January 4, 2018 between the Company and Robert Shaw (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on February 1, 2018)

10.17	Agreement of Sublease dated as of January 17, 2018 between SCP NY Inc. and the Company (incorporated by reference to the exhibit previously filed with the Registrant’s Annual Report on Form 20-F filed on July 18, 2018)

10.18	Employment Separation and General Release Agreement dated July 18, 2018 between the Company and David Horn Solomon (incorporated by reference to the exhibit previously filed with the Registrant’s Annual Report on Form 20-F filed on July 18, 2018)

10.19	Securities Purchase Agreement dated September 26, 2018 between the Company and Aspire Capital Fund, LLC (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on September 27, 2018)

10.20	Registration Rights Agreement dated September 26, 2018 between the Company and Aspire Capital Fund, LLC (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on September 27, 2018)

10.21+	Option and Bonus Letter between the Company and Clive Richardson dated October 19, 2018*

21.1	List of subsidiaries (incorporated by reference to the exhibit previously filed with the Registrant’s Annual Report on Form 20-F filed on July 18, 2018)

23.1	Consent of registered public accounting firm*

31.1	Certification of Chief Executive Officer*

31.2	Certification of the Chief Financial Officer*

32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

32.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101.INS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Schema Linkbase Document*

101.CAL	XBRL Taxonomy Calculation Linkbase Document*

101.DEF	XBRL Taxonomy Definition Linkbase Document*

101.LAB	XBRL Taxonomy Labels Linkbase Document*

101.PRE	XBRL Taxonomy Presentation Linkbase Document*

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

Date:  April 23, 2019

AKARI THERAPEUTICS, PLC

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

U.S. DOLLARS

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Akari Therapeutics, Plc

London, United Kingdom

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Akari Therapeutics, Plc (the “Company”) and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

New York, New York

April 23, 2019

AKARI THERAPEUTICS, Plc

CONSOLIDATED BALANCE SHEETS

 (in U.S. Dollars, except share data)

	December 31, 2018	December 31, 2017
Assets

Current Assets:
Cash	$5,446,138	$28,106,671
Prepaid expenses and other current assets	1,423,184	706,415
Deferred financing costs	585,000	-
Total Current Assets	7,454,322	28,813,086

Restricted cash	521,829	142,235
Property and equipment, net	20,425	55,898
Patent acquisition costs, net	32,978	39,124
Total Assets	$8,029,554	$29,050,343

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable	$1,586,285	$1,971,161
Accrued expenses	1,489,558	4,795,873
Liabilities related to options	1,842,424	5,081,335
Total Current Liabilities	4,918,267	11,848,369

Other long-term liability	-	48,003
Total liabilities	4,918,267	11,896,372

Commitments and Contingencies

Shareholders' Equity:
Share capital of £0.01 par value
Authorized: 10,000,000,000 and 5,000,000,000 ordinary shares; issued and outstanding: 1,580,693,413 and 1,525,693,393 at December 31, 2018 and 2017, respectively	23,651,277	22,927,534
Additional paid-in capital	106,616,083	104,799,550
Accumulated other comprehensive loss	(352,426)	(236,246)
Accumulated deficit	(126,803,647)	(110,336,867)
Total Shareholders' Equity	3,111,287	17,153,971
Total Liabilities and Shareholders' Equity	$8,029,554	$29,050,343

See notes to consolidated financial statements.

AKARI THERAPEUTICS, Plc

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2018, 2017 and 2016

(in U.S. Dollars)

	Years Ended December 31,
	2018	2017	2016
Operating Expenses:
Research and development costs	$11,795,376	$23,285,279	$17,306,001
General and administrative expenses	10,896,158	11,798,910	9,940,557
Litigation settlement (gain) loss	(2,700,000)	2,700,000	-
Total Operating Expenses	19,991,534	37,784,189	27,246,558
Loss from Operations	(19,991,534)	(37,784,189)	(27,246,558)

Other Income (Expenses):
Interest income	222,256	175,393	143,195
Changes in fair value of option liabilities - gains	3,238,911	2,581,473	8,733,350
Foreign currency exchange gains (losses)	81,501	(358,540)	272,985)
Other expenses	(17,914)	(13,394)	(43,969)
Total Other Income (Expenses)	3,524,754	2,384,932	9,105,561

Net Loss	(16,466,780)	(35,399,257)	(18,140,997)

Other Comprehensive (Loss) Income:
Foreign Currency Translation Adjustment	(116,180)	43,851	(436,577)

Comprehensive Loss	$(16,582,960)	$(35,355,406)	$(18,577,574)

Loss per ordinary share (basic and diluted)	$(0.01)	$(0.03)	$(0.02)

Weighted average ordinary shares (basic and diluted)	1,540,309,840	1,247,293,388	1,177,693,383

See notes to and consolidated financial statements.

AKARI THERAPEUTICS, Plc

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

As of and for the Years Ended December 31, 2018, 2017 and 2016

(in U.S. Dollars)

				Accumulated
			Additional	Other
	Share Capital		Paid-in	Comprehensive	Accumulated
	Shares	Amount	Capital	Income (Loss)	Deficit	Total
Shareholders' Equity, January 1, 2016	1,177,693,383	$18,340,894	$87,018,764	$156,480	$(56,796,613)	$48,719,525

Stock-based compensation	-	-	3,933,222	-	-	3,933,222
Dissolution of subsidiary	-	-	27,377	-	-	27,377
Comprehensive Loss	-	-	-	(436,577)	(18,140,997)	(18,577,574)
Shareholders' Equity, December 31, 2016	1,177,693,383	18,340,894	90,979,363	(280,097)	(74,937,610)	34,102,550

Stock-based compensation	-	-	2,734,946	-	-	2,734,946
Issuance of share capital upon conversion of deferred shares	10	-	-	-	-	-
Issuance of share capital related to financing, net of issuance costs	348,000,000	4,586,640	11,085,241	-	-	15,671,881
Comprehensive Income (Loss)	-	-		43,851	(35,399,257)	(35,355,406)
Shareholders' Equity, December 31, 2017	1,525,693,393	22,927,534	104,799,550	(236,246)	(110,336,867)	17,153,971

Stock-based compensation	-	-	1,649,044	-	-	1,649,044
Issuance of share capital to directors	20	-	-	-	-	-
Issuance of share capital related to financing, net of issuance costs	55,000,000	723,743	167,489	-	-	891,232
Comprehensive income loss	-	-	-	(116,180)	(16,466,780)	(16,582,960)

Shareholders’ Equity, December 31, 2018	1,580,693,413	$23,651,277	$106,616,083	$(352,426)	$(126,803,647)	$3,111,287

See notes to consolidated financial statements.

AKARI THERAPEUTICS, Plc

 CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018, 2017 and 2016

(in U.S. Dollars)

	Years Ended December 31,
	2018	2017	2016
Cash Flows from Operating Activities:
Net loss	$(16,466,780)	$(35,399,257)	$(18,140,997)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	35,848	42,400	39,944
Stock-based compensation	1,649,044	2,734,946	3,933,222
Litigation settlement loss	-	2,700,000	-
Changes in fair value of the liability for options and warrants - gains	(3,238,911)	(2,581,473)	(8,733,350)
Foreign currency exchange (losses) gains	(104,719)	93,402	(272,985)
Changes in operating assets and liabilities:
(Increase) decrease in assets:
Prepaid expenses and other current assets	(716,859)	807,408	(785,876)
(Decrease) increase in liabilities:
Accounts payable and accrued expenses	(3,689,860)	12,222	(671,784)
Other liabilities	(48,003)	(8,357)	7,291
Total adjustments	(6,113,460)	3,800,548	(6,483,538)
Net Cash Used in Operating Activities	(22,580,240)	(31,598,709)	(24,624,535)

Cash Flows from Investing Activities:
Purchase of property and equipment	-	(36,885)	(54,750)
Purchase of short-term investments	-	-	(46,120,172)
Maturities of short-term investments	-	10,021,963	36,098,209
Receivable from related party	-	-	10,081
Net Cash Provided by (Used in) Investing Activities	-	9,985,078	(10,066,632)

Cash Flows from Financing Activities:
Net proceeds from issuance of shares	306,232	15,671,881	-
Net Cash Provided by Financing Activities	306,232	15,671,881	-

Effect of Exchange Rates on Cash and Restricted Cash	(6,931)	(50,324)	(129,927)

Net Decrease in Cash and Restricted Cash	(22,280,939)	(5,992,074)	(34,821,094)
Cash and Restricted Cash, beginning	28,248,906	34,240,980	69,062,074
Cash and Restricted Cash, end	$5,967,967	$28,248,906	$34,240,980
Supplemental Disclosures of Cash Flow Information:
Deferred financing costs	$585,000	$-	$-

See notes to consolidated financial statements.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

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

The accompanying financial statements have been prepared in conformity with U.S. GAAP, assuming that the Company will continue to operate as a going concern. As of December 31, 2018, the Company has an accumulated deficit of $126,803,647, cash of $5,446,138 and negative cash flows from operating activities in the amount of $22,580,240. On October 20, 2017, the Company sold an aggregate of 3,480,000 American Depositary Shares (“ADSs”) representing 348,000,000 ordinary shares, par value £0.01 (“Ordinary Shares”) for gross proceeds of $17.4 million at $5.00 per ADS with issuance costs of approximately $1.7 million. On September 26, 2018, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of the Company’s ADSs over the 30-month term of the Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, the Company issued 30,000,000 Ordinary Shares to Aspire Capital and sold to Aspire Capital 25,000,000 Ordinary Shares for $0.02 per share (equivalent to $2.00 per ADS) (See Note 4). The Company believes its current capital resources are sufficient to support its operations through the end of the second quarter of 2019 without giving effect to the sale of additional shares to Aspire Capital under the Purchase Agreement.

The Company’s activities since inception have consisted of raising capital and performing research and development activities. As of December 31, 2018, principal commercial operations have not commenced. The Company is subject to a number of risks similar to those of clinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with clinical trials of products, dependence on third-party collaborators for research operations, need for regulatory approval of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies. In addition, the Company is subject to risks related to an SEC investigation.

For the year ended December 31, 2018, the Company reported a net loss of $16,466,780 and expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need, among other things, to complete its research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If the Company is not successful in these activities or there is not a favorable resolution of the SEC investigation it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund its capital needs, the Company plans to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales. Additional funds may not be available when the Company needs them, on terms that are acceptable to it, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies

Principles of Consolidation – The Consolidated Financial Statements include the accounts of the Company and Volution Immuno Pharmaceuticals SA, a private Swiss company, its wholly-owned subsidiary. All intercompany transactions have been eliminated.

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

Fair Value Measurements – The carrying amounts of financial instruments, including cash, restricted cash, accounts payable and accrued expenses approximate fair value due to their short-term maturities.

The Company’s liabilities related to options relate to equity and debt financing rounds and options related to RPC Pharma Limited (“RPC”), Akari’s majority shareholder, and are recognized on the balance sheet at their fair value, with changes in the fair value accounted for in the Statements of Comprehensive Loss and included in changes in fair value of option liabilities gains.

Cash – The Company considers all highly-liquid investments with original maturities of 90 days or less at the time of acquisition to be cash equivalents. The Company had no cash equivalents as of December 31, 2018 and December 31, 2017.

Restricted cash - Restricted cash is collateral for a letter of credit related to the Company’s former office leases.

Prepaid Expenses and Other Current Assets – Prepaid expenses and other current assets consist principally of VAT receivables and prepaid expenses.

Deferred Financing Costs – Deferred financing costs relate to the upfront commitment fee paid to Aspire Capital in the form of Ordinary Shares and are included in current assets. They are amortized proportionally as the Company sells shares to Aspire Capital.

Property and equipment, net – Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years

Computers, peripheral, and scientific equipment	3
Office furniture and equipment	3

Depreciation expense for the years ended December 31, 2018, 2017 and 2016 was $35,473, $39,351 and $36,898, respectively.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

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

Patent Acquisition Costs – Patent acquisition costs and related capitalized legal fees are amortized on a straight-line basis over the shorter of the legal or economic life. The estimated useful life is 22 years. The Company expenses costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. Amortization of patent acquisition costs for the years ended December 31, 2018, 2017 and 2016 was $375, $3,049 and $3,046, respectively.

Accrued Expenses – As part of the process of preparing the consolidated financial statements, it requires the estimate of accrued expenses. This process involves identifying services that third parties have performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred on these services as of each balance sheet date in the Company’s consolidated financial statements. Examples of estimated accrued expenses include contract service fees in conjunction with pre-clinical and clinical trials, professional service fees and contingent liabilities. In connection with these service fees, the Company’s estimates are most affected by its understanding of the status and timing of services provided relative to the actual services incurred by the service providers. In the event that the Company does not identify certain costs that have been incurred or it under or over-estimates the level of services or costs of such services, the Company’s reported expenses for a reporting period could be understated or overstated. The date on which certain services commence, the level of services performed on or before a given date, and the cost of services are often subject to the Company’s estimation and judgment. The Company makes these judgments based upon the facts and circumstances known to it in accordance with U.S. GAAP.

Research and Development Expenses – Costs associated with research and development are expensed as incurred. Research and development expenses include, among other costs, personnel expenses, costs incurred by outside laboratories, manufacturers’ and other accredited facilities in connection with clinical trials and preclinical studies. Research and development expenses for the years ended December 31, 2018, 2017 and 2016 were $11,795,376, $23,285,279 and $17,306,001, respectively. The Company accounts for research and development tax credits at the time its realization becomes probable. In September 2016 and March 2018, the Company realized research and development tax credits of $577,671 and $3,794,094, respectively, that was recorded as a credit to research and development costs in the Consolidated Statements of Comprehensive Loss (See Note 8). The Company did not realize research and development credits in 2017.

Stock-Based Compensation Expense – Stock-based compensation expense is recorded using the fair-value based method for all awards granted. Compensation costs for stock options and awards is recorded in earnings (loss) over the requisite service period based on the fair value of those options and awards. For employees, fair value is estimated at the grant date, and for non-employees, fair value is re-measured at each reporting date as required by ASC 718, “Compensation-Stock Compensation,” and ASC 505-50, “Equity-Based Payments to Non-Employees.” Fair values of awards granted under the share option plans are estimated using a Black-Scholes option pricing model. The determination of fair value for stock-based awards on the date of grant using an option pricing model requires management to make certain assumptions regarding a number of complex and subjective variables. The Company classifies its stock-based payments as either liability-classified awards or as equity-classified awards. The Company remeasures liability-classified awards to fair value at each balance sheet date until the award is settled. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. The Company charges (or credits) the change in the liability amount from one balance sheet date to another to changes in fair value of option/warrant liabilities gain (loss). The Company accounts for awards of equity instruments issued to employees and directors under the fair value method of accounting and recognizes such amounts, upon vesting, in general administrative or research and development expenses within its Consolidated Statements of Comprehensive Loss.

Concentration of Credit Risk – Financial instruments that subject the Company to credit risk consist of cash. The Company maintains cash with well-capitalized financial institutions. At times, those amounts may exceed insured limits. The Company has no significant concentrations of credit risk.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Income Taxes – The Company accounts for income taxes in accordance with the accounting rules that require an asset and liability approach to accounting for income taxes based upon the future expected values of the related assets and liabilities. Deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and for tax loss and credit carry forwards and are measured using the expected tax rates estimated to be in effect when such basis differences reverse. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized. The Company has recorded a full valuation allowance on its deferred tax assets as of December 31, 2018 and December 31, 2017.

2017 U.S. Tax Reform – On December 22, 2017, the Tax Cuts and Jobs Act (the “TCJA”) was signed into United States law. The TCJA includes a number of changes to existing tax law, including, among other things, a permanent reduction in the federal corporate income tax rate from 34% to 21%, effective as of January 1, 2018, as well as limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely). The staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the TCJA. In connection with the Company’s completed analysis of the impact of the TCJA, the tax rate change resulted in (i) a reduction in the gross amount of the Company’s deferred tax assets recorded as of December 31, 2017, without an impact on the net amount of its deferred tax assets, which are reported with a full valuation allowance, and (ii) no income tax expense or benefit being recognized as of the enactment date of the TCJA.

Uncertain Tax Positions – The Company follows the provisions of ASC 740 “Accounting for Uncertainty in Income Taxes”, which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under ASC 740 “Accounting for Uncertainty in Income Taxes,” an entity may only recognize or continue to recognize tax positions that meet a “more-likely-than-not” threshold. Interest and penalties related to uncertain tax positions are recognized as income tax expense. At December 31, 2018 and December 31, 2017, the Company had no uncertain tax positions.

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

The following table provides details with respect to changes in accumulated other comprehensive loss, which is comprised of foreign currency translation adjustments, as presented in the balance sheets at December 31, 2018 and 2017:

Balance January 1, 2016	$156,480
Net current period other comprehensive income	(436,577)
Balance December 31, 2016	(280,097)
Net current period other comprehensive loss	43,851
Balance December 31, 2017	(236,246)
Net current period other comprehensive income	(116,180)
Balance December 31, 2018	$(352,426)

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Recent Accounting Pronouncements

Adopted during year –

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU No. 2016-09”). ASU 2016-09 simplifies various aspects related to how share-based payments are accounted for and presented in the consolidated financial statements. The amendments include income tax consequences, the accounting for forfeitures, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The adoption of this standard in 2017 did not have a material impact on the Company’s financial position, results of operations or related financial statement disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. The adoption of this standard in 2018 did not have a material impact on the Company’s financial position and results of operations. The future impact of ASU 2014-09 will be dependent on the nature of the Company’s future revenue contracts and arrangements, if any.

In November 2016, the FASB issued ASU 2016-18, Restricted Cash, which requires that restricted cash be included with cash and cash equivalents when reconciling the beginning and ending total amounts shown on the statement of cash flows. This guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2019 and should be applied using a retrospective transition method to each period presented. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company currently presents changes in restricted cash within investing activities, and so the adoption of this guidance will result in changes in net cash flows from investing activities and to certain beginning and ending cash and cash equivalent totals shown on Consolidated Statements of Cash Flows. The adoption of this standard will not have a material impact on its statements of cash flows.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice, including presentation of cash flows relating to contingent consideration payments, proceeds from the settlement of insurance claims, and debt prepayment or debt extinguishment costs, among other matters. This guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If adopted in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. Adoption of this guidance is required to be applied using a retrospective transition method to each period presented, unless impracticable to do so. The adoption of this standard did not have a material impact on its statements of cash flows or related financial statement disclosures.

Not yet adopted –

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The adoption of this standard in 2019 will not have a material impact on the Company’s financial position, results of operations or related financial statement disclosures since it does not have a lease with a term longer than 12 months.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

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

NOTE 3 – Fair Value Measurements

Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The carrying amounts of cash, restricted cash, accounts payable and accrued expenses approximate their fair value due to the short-term maturity of such instruments.

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

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in U.S. Dollars)

NOTE 3 – Fair Value Measurements (cont.)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

In accordance with ASC No. 820, the Company measures its liabilities related to options on a recurring basis at fair value. The liabilities related to options are classified within Level 3 value hierarchy because the liabilities are based on present value calculations and external valuation models whose inputs include market interest rates, estimated operational capitalization rates, volatilities and illiquidity. Unobservable inputs used in these models are significant.

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

The fair value of the RPC options was $1,842,424 and $5,081,335 as of December 31, 2018 and December 31, 2017, respectively. The fair value of the RPC options for the year ended December 31, 2018 decreased by $3,238,911 and the change, which represents a gain, was recognized as change in fair value of option/warrant liabilities gains in the Consolidated Statements of Comprehensive Loss. The Company accounts for the RPC options as a liability in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following instruments as of the following dates:

	December 31,	December 31,
	2018	2017
RPC options	$1,842,424	$5,081,335

Fair value measurements using significant unobservable inputs (Level 3):

Fair value of liabilities related to stock options
Balance at December 31, 2016	7,662,808

Changes in values of liabilities related to options	(2,581,473)

Balance at December 31, 2017	5,081,335

Changes in values of liabilities related to options	(3,238,911)

Balance at December 31, 2018	$1,842,424

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in U.S. Dollars)

NOTE 4 – Shareholders’ Equity

Share Capital – The Company has 10,000,000,000 and 5,000,000,000 Ordinary Shares of authorized capital and 1,580,693,413 and 1,525,693,393 Ordinary Shares outstanding at December 31, 2018 and December 31, 2017, respectively.

On June 26, 2017, previously issued Deferred B Shares and Deferred C Shares were converted into 10 Ordinary Shares.

On October 20, 2017, the Company issued an aggregate of 3,480,000 ADSs representing 348,000,000 Ordinary Shares for gross proceeds of $17.4 million with issuance costs of approximately $1.7 million generating net proceeds of approximately $15.7 million.

On July 19, 2018, the Company issued 10 Ordinary Shares each to two directors.

Purchase Agreement and Registration Rights Agreement with Aspire Capital

On September 26, 2018, the Company entered into a Purchase Agreement with Aspire Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of the Company’s ADS, with each ADS representing one hundred (100) Ordinary Shares, during a 30-month period beginning on the effective date of a registration statement related to the transaction. Concurrently with entering into the Purchase Agreement, the Company also entered into a registration rights agreement with Aspire Capital (the “Registration Rights Agreement”), in which the Company agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act of 1933, as amended (the “Securities Act”), the sale of the Company’s securities that have been and may be issued to Aspire Capital under the Purchase Agreement.

Under the Purchase Agreement, after the Securities and Exchange Commission (the “SEC”) has declared effective the registration statement referred to above (which occurred in February 2019), on any trading day selected by the Company, the Company has the right, in its sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”), directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $20.0 million of the Company’s ADSs in the aggregate at a per share price (the “Purchase Price”) equal to the lesser of:

•	the lowest sale price of the Company’s ADSs on the purchase date; or

•	the arithmetic average of the three (3) lowest closing sale prices for the ADSs during the ten (10) consecutive business days ending on the business day immediately preceding such Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

In addition, on any date on which the Company submits a Purchase Notice to Aspire Capital in an amount of 150,000 ADSs, the Company also has the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of ADSs equal to up to 30% of the aggregate shares of the Company’s ADSs traded on its principal market on the next trading day (the “VWAP Purchase Date”), subject to a maximum number of 250,000 ADSs. The purchase price per share pursuant to such VWAP Purchase Notice is generally 97% of the volume-weighted average price for the Company’s ADSs traded on its principal market on the VWAP Purchase Date.

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the period(s) used to compute the Purchase Price. The Company may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed.

The Purchase Agreement provides that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of the Company’s ADSs is less than $0.25. There are no trading volume requirements or restrictions under the Purchase Agreement, and the Company will control the timing and amount of sales of the Company’s ADSs to Aspire Capital. Aspire Capital has no right to require any sales by the Company but is obligated to make purchases from the Company as directed by the Company in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in U.S. Dollars)

NOTE 4 – Shareholders’ Equity (cont.)

Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, the Company issued to Aspire Capital 30,000,000 Ordinary Shares of the Company (the “Commitment Shares”) and sold to Aspire Capital 25,000,000 Ordinary Shares (the “Initial Shares”) for $0.02 per share (equivalent to $2.00 per ADS). The Company recorded the value of the Commitment shares as deferred financing costs and included the costs in current assets. They are amortized proportionally as the Company sells shares to Aspire. As of December 31, 2018, the Company recognized $15,000 of such costs and included the costs in additional paid-in capital. The Purchase Agreement may be terminated by the Company at any time, at its discretion, without any cost to the Company. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of the Company’s securities during any time prior to the termination of the Purchase Agreement. Any proceeds the Company receives under the Purchase Agreement are expected to be used for working capital and general corporate purposes.

Share option plan –

In accordance with the Company’s 2014 Equity Incentive Plan (the “Plan”), the number of shares that may be issued upon exercise of options under the Plan shall not exceed 183,083,207 Ordinary Shares. At December 31, 2018, 88,986,209 Ordinary Shares are available for future issuance under the Plan. The option plan is administered by the Company’s board of directors and grants are made pursuant thereto by the compensation committee. The per share exercise price for the shares to be issued pursuant to the exercise of an option shall be such price equal to the fair market value of the Company’s Ordinary Shares on the grant date and set forth in the individual option agreement. Options expire ten years after the grant date and typically vest over one to four years.

The following is a summary of the Company’s share option activity and related information for employees and directors for the years ended December 31, 2018, 2017 and 2016:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding as of January 1, 2016	61,362,198	$0.34			-
Changes during the period:
Granted	22,700,000	$1.14	$0.09
Forfeited	(4,690,000)	$0.21	$0.12
Options outstanding at December 31, 2016	79,372,198	$0.29			-
Changes during the period:
Granted	50,700,000	$0.05	$0.03
Forfeited	(40,010,200)	$0.32	$0.19
Options outstanding at December 31, 2017	90,061,998	$0.15			$266,011
Changes during the period:
Granted	41,150,000	$0.02	$0.01
Forfeited	(37,115,000)	$0.07	$0.05
Options outstanding at December 31, 2018	94,096,998	$0.12		8.4	$-
Exercisable options at December 31, 2018	39,272,865	$0.21		7.3	$-

The Company measures compensation cost for all share-based awards at fair value on the date of grant and recognizes compensation expense in general administrative and research and development expenses within its Consolidated Statements of Comprehensive Loss using the straight-line method over the service period over which it expects the awards to vest.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in U.S. Dollars)

NOTE 4 – Shareholders’ Equity (cont.)

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

The Company classifies its stock-based payments as either liability-classified awards or as equity-classified awards. The Company re-measures liability-classified awards to fair value at each balance sheet date until the award is settled. The Company measures equity-classified awards at their grant date fair value and does not subsequently re-measure them. The Company has classified its stock-based payments, which are settled in ordinary shares as equity-classified awards, and share-based payments that are settled in cash as liability-classified awards. Compensation costs related to equity-classified awards generally are equal to the grant-date fair value of the award amortized over the vesting period of the award. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. The Company charges (or credits) the change in the liability amounts from one balance sheet date to another to stock-based compensation expense.

Below are the assumptions used for the options granted during the years ended December 31, 2018, 2017 and 2016:

		December 31,
	2018	2017	2016
Expected dividend yield	0%	0%	0%
Expected volatility	70.52%-82.23%	78.77%-82.03%	74.18%-80.71%
Risk-free interest	2.49%-3.13%	1.21%-2.21%	1.03%-1.52%
Expected life	5.5-6.25 years	5.5-6.25 years	5.5-6.25 years

The following is a summary of the Company’s share options granted separated into ranges of exercise price:

Exercise price (range) ($)	Options outstanding at December 31, 2018	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Options exercisable at December 31, 2018	Remaining contractual life (years for exercisable options)	Weighted average exercise price ($)
0.02-0.05	54,300,000	9.39	0.03	7,187,500	8.54	0.05
0.12-0.19	18,834,629	7.32	0.15	14,936,711	7.29	0.16
0.32	20,782,369	6.72	0.32	16,968,654	6.72	0.32
1.56-2.00	180,000	4.43	1.62	180,000	4.43	1.62
	94,096,998			39,272,865

During the years ended December 31, 2018, 2017 and 2016, the Company recorded approximately $1,649,000, $2,735,000 and $3,933,000, respectively, in stock-based compensation expenses for employees and directors. At December 31, 2018, there was approximately $1,665,000 of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s share option plans which the Company expects to recognize over 1.7 years.

Warrants to service providers and investors – At December 31, 2018 there were no warrants outstanding. During the twelve months ended December 31, 2018, 399,160 warrants to purchase Ordinary Shares expired.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in U.S. Dollars)

NOTE 5 – Related Party Transactions

Office Lease - A non-employee director of the Company is also the CEO of The Doctors Laboratory (“TDL”).  The Company leases its UK office space from TDL and has incurred expenses of approximately $139,000, $141,000 and $141,000 plus VAT during the years ended December 31, 2018, 2017 and 2016, respectively (see Note 6).

NOTE 6 – Commitments and Contingencies

Loss contingencies - On April 27, 2017, the Company issued a press release stating that Edison Investment Research Ltd. (“Edison”) had withdrawn its report issued April 26, 2017 titled “Akari’s Coversin matches Soliris in Phase II” (the “Edison Report”) because it contained material inaccuracies, including, without limitation, with respect to the Company’s interim analysis of its ongoing Phase II PNH trial of Coversin. Investors were cautioned not to rely upon any information contained in the Edison Report and instead were directed to the Company’s press release issued on April 24, 2017 that discusses the interim analysis of the Company’s then ongoing Phase II PNH trial and other matters. The Company’s Board of Directors established an ad hoc special committee of the Board to review the involvement, if any, of its personnel with the Edison Report, which was later retracted. Edison was retained by the Company to produce research reports about the Company. While that review was pending, Dr. Gur Roshwalb, the Company’s former Chief Executive Officer, was placed on administrative leave and Dr. Ray Prudo in his role as Executive Chairman temporarily assumed Dr. Roshwalb’s duties in his absence. Following that review, the Company determined that the Edison Report was reviewed and approved by Dr. Roshwalb, in contravention of Company policy. On May 29, 2017, Dr. Roshwalb submitted his resignation as Chief Executive Officer and member of the Company’s Board of Directors, effective immediately.

On May 12, 2017, a putative securities class action captioned Derek Da Ponte v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03577) was filed in the U.S. District Court for the Southern District of New York against the Company, its former Chief Executive Officer, and its Chief Financial Officer. The plaintiff asserted claims alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), based primarily on the Company’s press releases or statements issued between April 24, 2017 and May 11, 2017 concerning the Phase II PNH trial of Nomacopan (Coversin) and the Edison Report about the Company and actions taken by it after the report was issued. The purported class covers the period from March 30, 2017 to May 11, 2017. The complaint seeks unspecified damages and costs and fees. On May 19, 2017, an almost identical class action complaint captioned Shamoon v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03783) was filed in the same court. On July 11-12, 2017, candidates to be lead plaintiff filed motions to consolidate the cases and appoint a lead plaintiff. On August 10, 2017, the court issued a stipulated order: (i) consolidating the class actions under the caption In re: Akari Therapeutics, PLC Securities Litigation (Case 1:17-cv-03577); and (ii) setting out a schedule for plaintiffs to file a consolidated amended complaint and defendants to respond thereto.

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

On May 9, 2018, the parties engaged in a mediation session and came to an agreement in principle to settle the dispute. On June 8, 2018, the parties entered into a memorandum of understanding. A memorandum of understanding is not a definitive settlement agreement, which must be approved by the Court. By the terms of the memorandum, the parties agreed in principle to a total payment of $2.7 million in cash.  The Company recorded the $2.7 million SCAC litigation settlement loss in the Consolidated Statement of Comprehensive Loss in the year ended December 31, 2017, which is the period in which the lawsuits were originally filed. The $2.7 million SCAC settlement liability was recorded as a loss contingency in accrued expenses in the Company’s Consolidated Balance Sheets as of December 31, 2017. On July 26, 2018, plaintiffs filed a notice with the Court voluntarily dismissing Edison from the action. On August 3, 2018, the remaining parties executed and filed a stipulation and agreement of settlement (the terms of which were consistent with the memorandum of understanding). On August 7, 2018, the Court granted plaintiffs’ motion for preliminary approval of the settlement, and on November 28, 2018, following a hearing with the parties, the court ordered final approval of the settlement.  Plaintiffs subsequently moved to distribute the settlement funds to the class, and the Court granted plaintiffs’ motion on February 4, 2019.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in U.S. Dollars)

NOTE 6 – Commitments and Contingencies (cont.)

On August 24, 2018, the Company received a $2.7 million payment from its directors’ and officers’ liability insurance provider, the sum of which was paid to an escrow account for the benefit of the settlement class on August 27, 2018. This was recorded as a gain in the Consolidated Statements of Comprehensive Loss during the third quarter of 2018.

Separately, Edison has sought indemnification from the Company pursuant to its contract with the Company, including reimbursement of all legal expenses that Edison incurs in connection with the securities class action (to which, as discussed above, Edison was added as a defendant on November 6, 2017) and lost profits from customer relationships that Edison claims it lost as a result of the retraction of the Edison Report. The parties have come to an agreement and settled the dispute for an immaterial amount to the Company’s operations and cash flows.

The Company voluntarily reported to the SEC the circumstances leading to the withdrawal of the Edison Report and the outcome of its special committee’s investigation. In response, the SEC requested certain documents from the Company with respect to the matters it reported. The Company is cooperating with the SEC’s requests for information. On June 5, 2018, the Company received a subpoena from the SEC, which requested further documents and information primarily related to the Company’s Phase II clinical trial of Nomacopan (Coversin) in connection with an investigation of the Company that the SEC is conducting. The Company is in the process of responding to the subpoena and will continue to cooperate with the SEC.

Lease commitment – In March 2014, the Company entered into a lease agreement for offices in London which was amended January 1, 2016. The lease term commenced on December 1, 2014 and expired in March 2019, which we intend to renew and are currently leasing on the same terms of the lease. The lease can be cancelled early by either party upon 3 months’ notice (See Note 5).

The Company also had a five-year lease for offices in New York, New York effective July 2014. The lease ended early in December 2018. In January 2018, the Company entered into a sublease of office space in New York, New York for an approximately four-year term, which ended early in December 2018. The Company currently leases office space in New York, New York on a month-to-month basis.

For the years ended December 31, 2018, 2017 and 2016, the Company incurred rental expense in the amount of approximately $814,000, $446,000 and $445,000, respectively.

NOTE 7 – Loss Per Share

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

The following is the calculation of the basic and diluted weighted average shares outstanding for the years ended December 31, 2018, 2017 and 2016, respectively:

	Years Ended December 31,
	2018	2017	2016
Company posted	Net loss	Net loss	Net loss
Basic weighted average shares outstanding	1,540,309,840	1,247,293,388	1,177,693,383
Dilutive effect of Ordinary Share equivalents	None	None	None
Dilutive weighted average shares outstanding	1,540,309,840	1,247,293,388	1,177,693,383

For purposes of the diluted net loss per share calculation, share options and warrants are considered to be potentially dilutive securities and are excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for the periods presented due to the Company’s net loss position.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in U.S. Dollars)

NOTE 7 – Loss Per Share (cont.)

The following table shows the number of share equivalents that were excluded from the computation of diluted loss per share for the respective periods because the effect would have been anti-dilutive:

	Years Ended December 31,
	2018	2017	2016
Total share options	94,096,998	89,611,998	79,372,198
Total warrants-equity classified	-	399,160	1,782,246
Total warrants-liability classified	-	-	5,806,280
Total share options and warrants	94,096,998	90,011,158	86,960,724

NOTE 8 – Taxes

Tax rates:

The Company is incorporated in England. The effective corporate tax rate applying to a company that is incorporated in England on December 31, 2018 is 19%, reduced from 19.25% from December 31, 2017.

Tax assessment:

The periods open to inquiry by the United Kingdom (“UK”) tax authorities are 2017 and 2018. The Company has not been issued final tax assessments since its establishment in Switzerland.

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

At December 31, 2018 and 2017, there were no known uncertain tax positions. The Company has not identified any tax positions for which it is reasonably possible that a significant change will occur during the next 12 months.

The components of income/(loss) before income taxes are as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Domestic (UK)	$(16,600,376)	$(35,295,613)	$(17,956,167)
Foreign	133,596	(103,644)	(184,830)
Loss before income tax	$(16,466,780)	$(35,399,257)	$(18,140,997)

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in U.S. Dollars)

NOTE 8 – Taxes (cont.)

Income taxes relating to the Company’s operations are as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Current income taxes
Domestic (UK)	-	-	-
Foreign	-	-	-
Deferred income taxes	-	-	-
Domestic (UK)	-	-	-
Foreign	-	-	-
Income tax expense/recovery

Income taxes at the UK statutory rate compared to the Company’s income tax expenses as reported are as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Net loss before income tax	$(16,466,780)	$(35,399,257)	$(18,140,997)
Statutory rate	19.00%	19.25%	20.00%
Expected income tax recovery	(3,128,688)	(6,814,357)	(3,628,199)
Impact on income tax expense/recovery from
Change in valuation allowance	(1,159,720)	4,210,615	1,336,161
Permanent differences - liability related to options and warrants	-	(6,706)	(130,061)
Tax rate difference in foreign jurisdictions	2,686,296	801,056	80,986
Change of tax rate due to U.S. tax reform	-	2,506,519	-
Change of tax rate from prior year	1,602,112	(697,127)	2,341,113
Income tax expense	-	-	-

The Company’s deferred tax assets and liabilities consist of the following:

	December 31, 2018	December 31, 2017
Deferred tax assets
Stock-based compensation	1,590,703	1,464,527
Litigation settlement loss	-	513,000
Stock option and warrant revaluation	313,213	965,454
Tax loss carry forward	17,037,739	17,158,394
Valuation allowance	(18,941,655)	(20,101,375)
Deferred tax assets/liabilities	-	-

The Company has reviewed its tax positions for its past domestic and foreign tax filings and has not identified any uncertain income tax positions. The Company’s position is to record penalties and interest on any uncertain tax position, if any, and record such items to general and administrative expense.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in U.S. Dollars)

NOTE 8 – Taxes (cont.)

At December 31, 2018, the Company had approximately $79.2 million of UK operating loss carryforwards to reduce future UK taxable income. These carryforwards to do not expire. At December 31, 2018, the Company had approximately $20.6 million of foreign operating loss carryforwards in the US and Switzerland. Carryforwards in the US totaling approximately $5.2 million expire beginning in 2032 and current year carryforwards totaling $7.2 million do not expire. The carryforwards in Switzerland expire in seven years. The Company has not conducted a formal analysis and the net operating loss carryovers may be subject to limitation under Internal Revenue Code Section 382 should there have been a greater than 50% ownership change as determined under the regulations.

Research and development credits:

The Company carries out extensive research and development activities and may benefit from the UK research and development tax relief regime, whereby the Company can receive an enhanced UK tax deduction on its research and development activities. Where the Company is loss making for the period it can elect to surrender taxable losses for a refundable tax credit. The losses available to surrender are equal to the lower of the sum of the research and development qualifying expenditure and enhanced tax deduction and the Company’s taxable losses for the period with the tax credit for December 31, 2018 available at a rate of 14.5%. The credit therefore gives a cash flow advantage to Company at a lower rate than would be available if the enhanced losses were carried forward and relieved against future taxable profits.

Qualifying expenditures comprise of chemistry and manufacturing consumables, employment costs for research staff, clinical trials management, and other subcontracted research expenditures.

In December 2017, the Company filed a research and development tax credit claim for 2016 tax year. The credit claim was in the amount of approximately $3,800,000 for the year ended December 31, 2016, was received in March 2018, and was recorded as a credit to research and development costs in the Consolidated Statements of Comprehensive Loss in March 2018. In October 2018, the Company filed a research and development tax credit claim for 2017 tax year. The credit claim was in the amount of approximately $4,900,000 for the year ended December 31, 2017, was received in March 2019, and was recorded as a credit to research and development costs in the Consolidated Statements of Comprehensive Loss in March 2019. Due to the uncertainty of the approval of these tax credit claims and the potential that an election for a tax credit in the form of cash is not made, the Company did not record a related receivable at December 31, 2018.

NOTE 9 – Segment Information

The chief operating decision maker (“CODM”) is the Company’s CEO. Neither the CODM nor the Company’s directors receive disaggregated financial information about the locations in which research and development is occurring. Therefore, the Company considers that it has only one reporting segment.

The following table presents the Company’s tangible fixed assets by geographic region:

	December 31, 2018	December 31, 2017

United States	$5,735	$22,103
United Kingdom	14,690	33,795
Total	$20,425	$55,898

NOTE 10 – Subsequent Event

On March 29, 2019, the Company sold to Aspire Capital 5,000,000 Ordinary Shares of the Company for $0.0346 per share (equivalent to $3.46 per ADS) for gross proceeds of $173,000.

