Form 20-F
period 2019-12-31
Akari Therapeutics Plc
filed 2020-03-31
CIK 1541157

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended	December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Clive Richardson Chief Executive Officer 75/76 Wimpole Street London W1G 9RT United Kingdom Telephone +44 20 8004 0270
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 100 Ordinary Shares, par value £0.01 per share	AKTX	The Nasdaq Capital Market
Ordinary Shares, £0.01 par value per share*

*	Not for trading, but only in connection with the registration of American Depositary Shares (ADS) representing such Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,245,865,913 Ordinary Shares, £0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

Such risks and uncertainties include, but are not limited to:

•	our needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

•	our ability to continue as a going concern;

•	uncertainties of cash flows and inability to meet working capital needs;

•	an inability or delay in obtaining required regulatory approvals for nomacopan (formerly known as Coversin) and any other product candidates, which may result in unexpected cost expenditures;

•	our ability to obtain orphan drug designation in additional indications;

•	risks inherent in drug development in general;

•	uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom;

•	difficulties enrolling patients in our clinical trials;

•	failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market;

•	inability to develop new product candidates and support existing product candidates;

•	the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market;

•	risks resulting from unforeseen side effects;

•	risk that the market for nomacopan may not be as large as expected;

•	risks associated with the coronavirus outbreak;

•	risks associated with the SEC investigation;

•	inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation;

•	inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities;

•	the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; and

•	unexpected cost increases and pricing pressures.

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

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to several other countries, including in the United Kingdom and the United States, and infections have been reported globally. In particular, our clinical trial sites are based in areas currently affected by coronavirus. Epidemics such as this can adversely impact our business as a result of disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chain, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of coronavirus, there is a general unease of conducting unnecessary activities in medical centers. As a consequence, our ongoing trials have been halted or disrupted. It is too early to assess the full impact of the coronavirus outbreak on trials for nomacopan, but coronavirus is expected to affect our ability to complete recruitment in our original timeframe. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally could adversely impact our operations and workforce, including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates, and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

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

We have derived the balance sheet data as of December 31, 2019 and 2018 and the consolidated statement of operations data for the years ended December 31, 2019, 2018 and 2017 from our audited financial statements included elsewhere in this Annual Report. We have derived the balance sheet data as of December 31, 2017, 2016 and 2015 and the consolidated statement of operations data for the year ended December 31, 2016 and 2015 from our audited financial statements not included in this Annual Report. Our financial statements have been prepared in accordance with US GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in Item 5 “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report.

BALANCE SHEET DATA	As of December 31,
(In United States Dollars)	2019	2018	2017	2016	2015
Total current assets	$6,766,622	$7,454,322	$28,813,086	$45,633,781	$69,658,487
Total assets	6,801,798	8,029,554	29,050,343	45,873,678	69,893,562
Total current liabilities	8,574,256	4,918,267	11,848,369	11,714,768	21,124,968
Total liabilities	8,574,256	4,918,267	11,896,372	11,771,128	21,174,037
Capital stock	31,987,016	23,651,277	22,927,534	18,340,894	18,340,894
Shareholders’ (deficit) equity	(1,772,458)	3,111,287	17,153,971	34,102,550	48,719,525

STATEMENT OF OPERATIONS DATA	For the Year Ended December 31,
(In United States Dollars)	2019	2018	2017	2016	2015
Research and development	$8,739,420	$11,795,376	$23,285,279	$17,306,001	$5,799,076
General and administrative	8,223,700	10,896,158	11,798,910	9,940,557	5,502,214
Litigation settlement (gain) loss	-	(2,700,000)	2,700,000	-	-
Excess consideration	-	-	-	-	19,293,280
Total operating expenses	16,963,120	19,991,534	37,784,189	27,246,558	30,584,570
Other (expense) income	(142,671)	3,524,754	(2,384,932)	(9,105,561)	14,732,962
Net loss	(17,105,791)	(16,466,780)	(35,399,257)	(18,140,997)	(45,317,532)
Net basic and diluted loss per ordinary share	$(0.01)	$(0.01)	$(0.03)	$(0.02)	$(0.05)
Weighted average number of ordinary shares (basic and diluted)	1,830,998,609	1,540,309,840	1,247,293,388	1,177,693,383	852,088,530

OTHER FINANCIAL DATA	For the Year Ended December 31,
(In United States Dollars)	2019	2018	2017	2016	2015
Net cash used in operating activities	$(12,918,313)	$(22,580,240)	$(31,598,708)	$(24,624,535)	$(4,965,583)
Net cash provided by (used in) investing activities	-	-	9,985,078	(10,066,632)	1,391,798
Net cash provided by financial activities	12,647,953	306,232	15,671,881	-	69,044,419

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We do not expect to generate revenue or profitability that is necessary to finance our operations in the short term. We incurred net losses of $17,105,791 and $16,466,780 for the years ended December 31, 2019 and 2018, respectively. In addition, our accumulated deficit as of December 31, 2019 and 2018 was $143,909,438 and $126,803,647, respectively. Losses have principally resulted from costs incurred for manufacturing, clinical trial and preclinical activities and general and administrative expenses. We have funded our operations primarily through the private placement and public offering of equity securities. As of December 31, 2019, we had cash of $5,731,691.

To date, we have not commercialized any products or generated any revenues from the sale of products, and absent the realization of sufficient revenues from product sales, we may never attain profitability in the future. We expect to incur significant losses for the foreseeable future as we continue to conduct research and development, clinical testing, regulatory compliance activities and, if nomacopan or other future product candidates receive regulatory approval, sales and marketing activities.

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

The report of our U.S. independent registered public accounting firm on our financial statements for the period ended December 31, 2019, includes an explanatory paragraph raising substantial doubt about our ability to continue as a going concern as a result of our recurring losses from operations and net capital deficiency. Our future is dependent upon our ability to obtain financing in the future. This opinion could materially limit our ability to raise funds. If we fail to raise sufficient capital when needed, we will not be able to complete our business plan. As a result, we may have to liquidate our business and you may lose your investment in our ADSs.

We will require additional capital to fund our operations, and if we are unable to obtain such capital, we will be unable to successfully develop and commercialize any product candidates.

As of December 31, 2019, we had cash of $5,731,691. On September 26, 2018, we entered into a securities purchase agreement, or Purchase Agreement, with Aspire Capital Fund, LLC, or Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of our ADSs (after giving effect to the issuance of 5,483,333 of our ADSs through March 15, 2020 for gross proceeds of approximately $10.4 million). See “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Aspire Capital Financing Arrangement”. We will require additional capital in order to develop and commercialize our current product candidates or any product candidates that we acquire, if any. There can be no assurance that additional funds will be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may be required to terminate or delay development for one or more of our product candidates.

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

The amount and timing of any expenditure needed will depend on numerous factors, some of which are outside our control, including:

•

the type, number, scope, progress, expansion costs, results of and timing of our ongoing or future clinical trials or the need for additional clinical trials of nomacopan bullous pemphigoid, or BP, atopic keratoconjunctivitis, or AKC, thrombotic microangiopathy, or TMA, paroxysmal nocturnal hemoglobinuria, or PNH, or any other indications or product candidates which we are pursuing or may choose to pursue in the future;

•	the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;

•

the costs and timing of obtaining or maintaining manufacturing for nomacopan for BP, AKC, TMA, PNH or any other indications or product candidates, including commercial manufacturing if any product candidate is approved;

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

We have not sold any products, and we do not expect to sell or derive revenue from any product sales for the foreseeable future. We may seek additional funding through future debt and equity financing, as well as potential additional collaborations or strategic partnerships with other companies or through non-dilutive financings. Additional funding may not be available to us on acceptable terms or at all. General market conditions may make it very difficult for us to seek financing from the capital markets and our SEC investigation and the recent coronavirus outbreak could impact the availability or cost of future financings. We may be required to relinquish rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us, in order to raise additional funds through alliance, joint venture or licensing arrangements. In addition, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional shares by us, or the possibility of such issuance, may cause the market price of our shares to decline.

If we are unable to obtain funding on a timely basis, we will be unable to complete ongoing and planned clinical trials for nomacopan and we may be required to significantly curtail some or all of our activities. We also could be required to seek funds through arrangements with collaborative partners or otherwise that may require us to relinquish rights to our product candidates or some of our technologies or otherwise agree to terms unfavorable to us.

Future sales and issuances of the ADSs or rights to purchase ADSs and any equity financing that we pursue, could result in significant dilution of the percentage ownership of our shareholders and could cause our ADS price to fall.

We may seek additional capital through a combination of private and public equity offerings, debt financings or strategic partnerships licensing arrangements. In any financing transaction, we may sell ordinary shares or ADSs, convertible securities or other equity securities. To the extent that we raise additional funds by issuing equity securities (including up to an additional $9.6 million of ADSs to Aspire Capital Fund, LLC, or Aspire Capital, as of March 15, 2020 pursuant to our financing arrangement with Aspire Capital), our shareholders may experience significant dilution. See “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Aspire Capital Financing Arrangement”. To the extent that we raise additional capital through sales of ADSs to Aspire Capital, or the sale of equity or convertible debt securities by any other means, existing ownership interests will be diluted. The sale of a substantial number of ADSs by Aspire Capital, or anticipation of such sales, could cause the trading price of our ADSs to decline or make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise desire. However, we have the right to control the timing and amount of sales of ADSs to Aspire Capital, and we may terminate the financing arrangement at any time, at our discretion, without any penalty or cost to us.

Risks Related to the Clinical Development and Regulatory Approval of Our Product Candidates

Our business depends on the success of nomacopan, which is still under development. If we are unable to obtain regulatory approval for or successfully commercialize nomacopan, our business will be materially harmed.

Nomacopan has been the sole focus of our product development. Successful continued development and ultimate regulatory approval of nomacopan for at least one autoimmune disease is critical to the future success of our business. We have invested, and will continue to invest, a significant portion of our time and financial resources in the development of nomacopan. We will need to raise sufficient funds for, and successfully enroll and complete, our ongoing clinical development program for nomacopan and for our planned clinical development program for nomacopan in other indications. The future regulatory and commercial success of this product candidate is subject to a number of risks, including the following:

•	we may not have sufficient financial and other resources to complete the necessary clinical trials for nomacopan;

•	we may not be able to obtain adequate evidence of efficacy and safety for nomacopan;

•	we do not know the degree to which nomacopan will be accepted as a therapy, even if approved;

•	in our clinical programs, we may experience difficulty in enrollment, variability in patients, adjustments to clinical trial procedures and the need for additional clinical trial sites, which could delay our clinical trial progress;

•	our reliance on a sole manufacturer to supply the drug product formulation of nomacopan that is being used in our clinical trials;

•	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA, EMA or comparable foreign regulatory bodies for marketing approval;

•	patients in our clinical trials may die or suffer other adverse effects for reasons that may or may not be related to nomacopan, which could delay or prevent further clinical development;

•	the standards implemented by clinical or regulatory agencies may change at any time;

•	the FDA, EMA or foreign clinical or regulatory agencies may require efficacy endpoints for a clinical trial for the treatment of BP, AKC, TMA, or PNH that differ from the endpoints of our planned current or future trials, which may require us to conduct additional clinical trials;

•	the mechanism of action of nomacopan is complex and we do not know the degree to which it will translate into a medical benefit in certain indications;

•	our intellectual property rights may not be patentable, valid or enforceable; and

•	we may not be able to obtain, maintain or enforce our patents and other intellectual property rights.

Of the large number of drugs in development in the pharmaceutical industry, only a small percentage results in the submission of a new drug application, or NDA, to the FDA, or a marketing authorization application, or MAA, to the EMA and even fewer are approved for commercialization. Furthermore, even if we do receive regulatory approval to market nomacopan, any such approval may be subject to limitations on the indicated uses or patient populations for which we may market the product. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development programs, we cannot assure you that nomacopan will be successfully developed or commercialized. If we or any of our future development partners are unable to develop, or obtain regulatory approval for, or, if approved, successfully commercialize nomacopan, we may not be able to generate sufficient revenue to continue our business.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may not be able to initiate or continue clinical trials required by the FDA, EMA or other foreign regulatory agencies for nomacopan if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials. We will be required to identify and enroll a sufficient number of patients with BP, AKC, TMA, PNH and other rare and orphan autoimmune and inflammatory diseases for each of our ongoing and planned clinical trials of nomacopan in these indications. To date, we have experienced delays in enrollment of patients in our clinical trials due in particular to the fact that we are targeting a small patient population with a rare disease or indication. In addition, as a result of the coronavirus outbreak, we halted recruitment in our Phase I/II clinical trial in patients with AKC and we anticipate that recruitment in our Phase III clinical trial in pediatric patients with hematopoietic stem cell transplant-associated thrombotic microangiopathy, or HSCT-TMA, will be delayed and our long-term safety program will be disrupted.

Patient enrollment is affected by other factors, including:

•	severity of the disease under investigation;

•	design of the clinical trial protocol;

•	size and nature of the patient population;

•	eligibility criteria for the trial in question;

•	perceived risks and benefits of the product candidate under trial;

•	proximity and availability of clinical trial sites for prospective patients;

•	availability of competing therapies and clinical trials;

•	actual or threatened public health emergencies and outbreaks of disease (including, for example, the recent coronavirus outbreak);

•	clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians; and

•	our ability to monitor patients adequately during and after treatment.

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

If clinical trials or regulatory approval processes for nomacopan are prolonged, delayed or suspended, we may be unable to commercialize nomacopan on a timely basis.

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

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China and began spreading to various parts of the world. While initially the outbreak was largely concentrated in China, it has now spread to several other countries, including in the United Kingdom and the United States, and infections have been reported globally. In particular, our clinical trial sites for nomacopan are based in areas currently affected by coronavirus. Epidemics such as this can adversely impact our business as a result of disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chain, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of coronavirus, there is a general unease of conducting unnecessary activities in medical centers. As a consequence, our ongoing trials have been halted or disrupted. It is too early to assess the full impact of the coronavirus outbreak on trials for nomacopan, but coronavirus is expected to affect our ability to complete recruitment in our original timeframe. For example, we halted recruitment in our Phase I/II clinical trial in patients with AKC study and we anticipate that recruitment in our Phase III clinical trial in pediatric patients with HSCT-TMA will be delayed and our long-term safety study will be disrupted. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. A health epidemic or other outbreak, including the current coronavirus outbreak, may materially and adversely affect our business, financial condition and results of operations.

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

The efficacy of nomacopan may not be known until advanced stages of testing, after we have incurred significant product development costs which may not be recoverable.

Nomacopan may fail to show the desired safety and efficacy at any phase in the clinical development program. Good efficacy in animal models of the target indication are no guarantee of success in human clinical trials. Often there is no adequate animal model of a human disease, such as PNH. As a result, the first definitive proof of efficacy may not occur until clinical trials in humans. In our Phase II PNH trial, while we determined that overall the trial met the primary endpoint, individually two of the seven patients who completed the trial did not meet the primary endpoint (which was assessed at day 28) and an additional patient who withdrew from the trial on day 43 also did not meet the primary endpoint. If nomacopan does not demonstrate adequate efficacy, its development may be delayed or terminated, which could have a material adverse effect on our financial condition and results of operation.

Results of earlier preclinical studies or clinical trials may not be predictive of advancement to the next phase of development.

Completion of preclinical studies or clinical trials does not guarantee that we will initiate additional studies or trials for our product candidates. If further studies or trials are initiated, earlier preclinical studies or clinical trials may not predict the scope and phase of further trials, that these further studies or trials will be completed, or that if these further studies or trials are completed, that the design or results will provide a sufficient basis to apply for or receive regulatory approvals or to commercialize products. Results of clinical trials could be inconclusive, requiring additional or repeat trials. Data obtained from preclinical studies and clinical trials is subject to varying interpretations that could delay, limit or prevent regulatory approval. If the design or results achieved in our clinical trials are insufficient to proceed to further trials or to regulatory approval of our product candidates, we could be materially adversely affected. Failure of a clinical trial to achieve its pre-specified primary endpoint generally increases the likelihood that additional studies or trials will be required if we determine to continue development of the product candidate, reduces the likelihood of timely development of and regulatory approval to market the product candidate, and may decrease the chances for successfully achieving the primary endpoint in scientifically similar indications.

The route of administration or dose for nomacopan may be inadequate.

Unsatisfactory drug availability due to problems relating to the route of administration or the target tissue availability of the drug is another potential cause of lack of efficacy of nomacopan, if and when it is commercialized. Complement component C5, the target of nomacopan, is predominantly found in blood. For AKC, BP, TMA and PNH, nomacopan is being administered subcutaneously. For AKC, nomacopan is being administered topically which may also prove to be unfeasible, which could delay commercialization of nomacopan and result in significant additional costs to us.

Long-term animal toxicity and long-term human safety studies of nomacopan could result in adverse results.

While we have conducted toxicity studies in certain animals with no observed adverse effect at the highest dose tested, we intend to conduct further long-term animal toxicity studies, including reproductive and carcinogenicity studies, and are currently conducting a long-term human safety study of nomacopan. Such tests may show that nomacopan results in serious adverse events, is not as effective as we expected, or other adverse results. If animal toxicity and human safety tests do not yield favorable results, we may be required to abandon our development of nomacopan, which could have a material adverse effect on our financial condition and results of operation.

Chronic dosing of patients with nomacopan could lead to an immune response that causes adverse reactions or impairs the activity of the drug.

There is a risk that chronic dosing of patients with nomacopan may lead to an immune response that causes adverse reactions or impairs the activity of the drug. Patients may develop an allergic reaction to the drug and/or develop antibodies directed at the drug. Impaired drug activity could be caused by neutralization of the drug’s inhibitory activity or by an increased rate of clearance of the drug from circulation.

One potential toxic side effect of nomacopan that has occurred in patients receiving Soliris® (eculizumab), a humanized antibody against complement component C5, may include the inhibition of the terminal complement system, which can result in an increased incidence of meningitis. As a result, we expect that patients receiving nomacopan would also receive meningitis immunization and prophylactic antibiotics as indicated.

Nomacopan has a secondary binding site that sequesters LTB4. LTB4 synthesis from eicosanoid fatty acids can be induced by a variety of triggers including complement. LTB4 is a pro-inflammatory mediator which attracts and activates white blood cells at the area of inflammation. LTB4 inhibition may lead to positive anti-inflammatory benefits, but another potential cause of undesired side effects is that the reduction of these neutrophil attractant properties may include increased risk of infection, among others.

Any immune response that causes adverse reactions or impairs the activity of the drug could cause a delay in or termination of our development of nomacopan, which would have a material adverse effect on our financial condition and results of operation.

If nomacopan is not convenient for patients to use, then potential sales may decrease materially.

Nomacopan may require refrigerated storage prior to use and will likely require self-injection. If the drug product is not stable at temperatures of between four and eight degrees Celsius, then the drug product may need to be defrosted before use, which patients could view as inconvenient, causing sales to decrease. In addition, if nomacopan shows a lack of long-term stability at low storage temperatures, this may negatively impact our ability to manage the commercial supply chain, which could result in us having to refund customers or replace products that are unstable, which could materially increase our costs and have a material adverse effect on our financial condition and results of operation.

Because nomacopan has not yet received regulatory approval, it is difficult to predict the time and cost of development and our ability to successfully complete clinical development and obtain the necessary regulatory approvals for commercialization.

Nomacopan has not yet received regulatory approval for the treatment of any indications, and unexpected problems may arise that could cause us to delay, suspend or terminate our development efforts.  To date, only a limited number of patients have been enrolled in our clinical trials.  Larger scale trials will be required to obtain regulatory approval and the efficacy or non-efficacy of nomacopan will ultimately be determined by the applicable regulatory agencies. The long-term safety consequences of inhibition of C5 and/or LTB4 with nomacopan is not known. Regulatory approval of product candidates such as nomacopan can be more expensive and take longer than approval for candidates for the treatment of more well understood diseases with previously approved products.

We have obtained orphan drug status for nomacopan in Guillain-Barré syndrome, or GBS, HSCT-TMA, PNH and BP, but we may be unable to maintain the benefits associated with orphan drug status, including market exclusivity.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Although we have received orphan drug designation for nomacopan in GBS, HSCT-TMA, PNH and BP and intend to seek orphan product designation for nomacopan in further indications, we may never receive such additional designations and we are not currently pursuing a clinical development program targeting GBS.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a biologics license application, or BLA, to market the same biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan product exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Even if we were to obtain orphan drug designation for nomacopan for a particular indication, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. If we do obtain exclusive marketing rights in the United States, they may be limited if we seek approval for an indication broader than the orphan designated indication, and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of the relevant patients. Further, exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve a drug with the same active moiety for the same condition if the FDA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Furthermore, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product.

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

We may seek a breakthrough therapy designation from the FDA for nomacopan. Such designation or a similar designation from other national or international regulatory agencies, may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that nomacopan or any other product candidates will receive marketing approval.

We may seek a breakthrough therapy designation for nomacopan. A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Designation as a breakthrough therapy is within the discretion of the FDA. Receipt of a breakthrough therapy designation for nomacopan may not result in a faster development process, review or approval compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if nomacopan qualifies as a breakthrough therapy, the FDA may later decide that it no longer meets the conditions for qualification.

Even if we obtain FDA approval of nomacopan, we or our partners may never obtain approval or commercialize our product candidates outside of the United States and, conversely, even if we obtain regulatory approval of nomacopan in the EU, we or our partners may never obtain approval or commercialize our product candidates outside the EU.

In order to market any products in a country, we must establish and comply with numerous and varying regulatory requirements of other countries regarding clinical trial design, safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking regulatory approvals in other countries could result in significant delays, difficulties and costs for us, and may require additional preclinical studies or clinical trials, which would be costly and time consuming and could delay or prevent introduction of nomacopan in those countries. We rely on contract research organizations for experience in obtaining regulatory approval in international markets. If we or our partners fail to comply with regulatory requirements or to obtain and maintain required approvals, our target market will be reduced and our ability to realize the full market potential of nomacopan will be harmed.

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

This could also apply with respect to data privacy. In the EU, on May 25, 2018 the EU Directive 95/46/EEC and the UK Data Protection Act 1998 were replaced by the General Data Protection Regulation (EU) 2016/679, or GDPR, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data and, in the UK, the Data Protection Act 2018. The GDPR applies directly in all Member States (including the UK) from May 25, 2018 and applies to companies with an establishment in the EEA and to certain other companies not in the EEA that offer or provide goods or services to individuals located in the EEA or monitor the behavior of individuals located in the EEA. The GDPR implements more stringent operational requirements for controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data, increased cyber security requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities. The activities of data processors are being regulated for the first time, and require companies undertaking processing activities to offer certain guarantees in relation to the security of such processing and the handling of personal data. Contracts with data processors will also need to be updated to include certain terms prescribed by the GDPR, and negotiating such updates may not be fully successful in all cases. The GDPR provides that EU Member States may make their own further laws and regulations in relation to the processing of genetic, biometric or health data, which could result in differences between Member States, limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition. We are also subject to evolving and strict rules on the transfer of personal data out of the European Union to the United States. Further prospective revision of the Directive on privacy and electronic communications (Directive 2002/58/EC), or ePrivacy Directive, may affect our marketing communications. Failure to comply with EU laws, including failure under the GDPR, Data Protection Act 2018, ePrivacy Directive and other laws relating to the security of personal data may result in fines up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability, which may be onerous and adversely affect our business, financial condition, results of operations and prospects. Failure to comply with the GDPR and related laws may also give risk to increase risk of private actions from data subjects and consumer not-for-profit organizations, including a new form of class action that is available under the GDPR. Compliance with the GDPR requires a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to the aforementioned fines and penalties, litigation, and reputational harm in connection with any European activities. If no transitional arrangements are agreed by the UK government, the GDPR will no longer form part of UK law after the withdrawal of the UK from the European Union. On such event, the Data Protection Act 2018, will continue to apply and the extra-territorial aspects of the GDPR will apply but there may be an adverse effect on the ease to which personal data can be transferred from and to the remaining EU Member States. In particular, the two-way free flow of personal data currently in place between the UK and EEA countries will cease to apply if the UK leaves the EU without a withdrawal agreement that specifically provides for the continued flow of personal data.

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

Our commercial success depends in part on our ability to obtain and maintain patent protection and trade secret protection for our product candidates, proprietary technologies, and their uses as well as our ability to operate without infringing upon the proprietary rights of others. We can provide no assurance that our patent applications or those of our licensors will result in additional patents being issued or that issued patents will afford sufficient protection against competitors with similar technologies, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties. Even issued patent may later be found unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Composition-of-matter patents on the biological or chemical active pharmaceutical ingredients are generally considered to offer the strongest protection of intellectual property and provide the broadest scope of patent protection for pharmaceutical products, as such patents provide protection without regard to any method of use or any method of manufacturing. While we have issued composition-of-matter patents in the United States and other countries for nomacopan, we cannot be certain that the claims in our issued composition-of-matter patents will not be found invalid or unenforceable if challenged. We cannot be certain that the claims in any patent applications covering composition-of-matter or formulations of our product candidates that are pending, or that we may file, will be considered patentable by the United States Patent and Trademark Office, or USPTO, and courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in our issued composition-of-matter patents will not be found invalid or unenforceable if challenged. Even if any patent applications that we may file relating to specific formulations of our product candidates issue as patents, formulation patents protect a specific formulation of a product and may not be enforced against competitors making and marketing a product that has the same active pharmaceutical ingredient in a different formulation. Method-of-use patents protect the use of a product for the specified method or for treatment of a particular indication. This type of patent may not be enforced against competitors making and marketing a product that has the same active pharmaceutical ingredient but is used for a method not included in the patent. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement is difficult to prevent or prosecute.

Our issued patents for nomacopan and its uses are expected to expire between 2024 and 2031 (excluding any patent term adjustment or potential patent term extension). Our pending patent applications for nomacopan and its uses, if issued, are expected to expire at various times that range from 2024 to 2039 (excluding any potential patent term adjustment or extension).

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

Others may claim an ownership interest in our intellectual property, which could expose it to litigation and have a significant adverse effect on its prospects.

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

Risks Related to our Business Operations

Our business may be adversely affected by the impact of coronavirus.

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to several other countries, including in the United Kingdom and the United States, and infections have been reported globally. Epidemics such as this can adversely impact our business as a result of disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chain, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of coronavirus, there is a general unease of conducting unnecessary activities in medical centers. As a consequence, our ongoing trials have been halted or disrupted. It is too early to assess the full impact of the coronavirus outbreak on trials for nomacopan, but coronavirus may affect our ability to complete recruitment in our original timeframe. For example, we have halted our Phase I/II clinical trial in patients with AKC study and we anticipate that recruitment in our Phase III clinical trial in pediatric patients with HSCT-TMA will be delayed and our long-term safety program will be disrupted. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally could adversely impact our operations and workforce, including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates, and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

We are under an investigation by the SEC, which could divert management’s focus, result in substantial investigation expenses, monetary fines and other possible remedies and have an adverse impact on our reputation and financial condition and results of operations.

We voluntarily reported to the SEC the circumstances leading to the withdrawal of the Edison Report and the outcome of our special committee’s investigation. In response, the SEC requested certain documents from us with respect to the matters we reported. We have been cooperating with the SEC’s requests for information. On June 5, 2018, we received a subpoena from the SEC, which requested further documents and information primarily related to our Phase II PNH clinical trial of nomacopan. We responded to the subpoena and will continue to cooperate with the SEC.  We cannot predict what, if any, actions the SEC may take or the timing or duration of the investigation. If the SEC were to conclude that enforcement action is appropriate, we could be required to pay civil penalties and fines, and the SEC could impose other sanctions against us or against our current and former officers and directors. In addition, our board of directors, management and employees may expend a substantial amount of time on the SEC investigation, diverting resources and attention that would otherwise be directed toward our operations and implementation of our business strategy, all of which could materially adversely affect our business, financial condition, results of operations or cash flows. Furthermore, while the SEC has informed us that the investigation should not be construed as an indication by the SEC or its staff that any violation of law has occurred, nor as a reflection upon any person, entity or security, publicity surrounding the foregoing, or any SEC enforcement action or settlement as a result of the SEC’s investigation, even if ultimately resolved favorably for us, could have an adverse impact on our reputation, business, financial condition, results of operations or cash flows.

We currently have no marketing, sales or distribution infrastructure with respect to nomacopan. If we are unable to develop our sales, marketing and distribution capability on our own or through collaborations with marketing partners, we will not be successful in commercializing our product candidates.

We currently have no marketing, sales or distribution capabilities and have limited sales or marketing experience within our organization. If our product candidate nomacopan is approved, we intend either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize nomacopan, or to outsource this function to a third party. Either of these options would be expensive and time consuming. Some or all of these costs may be incurred in advance of any approval of nomacopan. In addition, we may not be able to hire a sales force in the United States or other target market that is sufficient in size or has adequate expertise in the medical markets that we intend to target. Any failure or delay in the development of our or third parties’ internal sales, marketing and distribution capabilities would adversely impact the commercialization of nomacopan and other future product candidates.

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

As of December 31, 2019, we had ten full-time employees. Our focus on the development of nomacopan requires us to optimize cash utilization and to manage and operate our business in a highly efficient manner. We cannot assure you that we will be able to hire and/or retain adequate staffing levels to develop nomacopan or run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish.

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

Market acceptance and sales of any one or more of our product candidates will depend on reimbursement policies and may be affected by future healthcare reform measures in the United States and in foreign jurisdictions. Government authorities and third-party payers, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for any of our product candidates. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, any future products. The insurance coverage and reimbursement status of newly-approved products for orphan diseases is particularly uncertain, and failure to obtain or maintain adequate coverage and reimbursement for nomacopan or any other product candidates could limit our ability to generate revenue.

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

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, PPACA, became law in the United States. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the PPACA. Congress and President Trump have expressed their intentions to repeal or repeal and replace the PPACA. President Trump issued an Executive Order and both chambers of Congress passed bills, all with the goal of fulfilling their intensions. However, to date, the Executive Order has had limited effect and the Congressional activities have not resulted in the passage of a law. If a law is enacted, many if not all of the provisions of the PPACA may no longer apply to prescription drugs. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how any future products are paid for and reimbursed by government and private payers our business could be adversely impacted. On December 14, 2018, a federal district court in Texas ruled that the PPACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, but in 2019, the Fifth Circuit Court of Appeals subsequently upheld the lower court decision, which was then appealed to the United States Supreme Court. The U.S. Supreme Court declined to hear the appeal on an expedited basis and so no decision will be forthcoming until the next Supreme Court term in late 2020 or early 2021. We are not able to state with any certainty what the impact of this court decision will be on our business pending further court action and possible appeals.

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

On January 5, 2017, the Health Resources and Services Administration (HRSA) at the U.S. Department of Health and Human Services (HHS) issued a final rule implementing Civil Monetary Penalties for manufacturers who knowingly and intentionally charge a covered entity more than the 340B ceiling price for a covered outpatient drug, as well as providing clarity as to the calculation of the 340B ceiling price. The final rule became effective on January 1, 2019. Since the final rule became effective, the HRSA has audited a number of manufacturers and concluded that they violated the 340B ceiling price requirement in some instances, suggesting that manufacturers are now at a higher risk of enforcement action for ceiling price noncompliance.

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

We or the third parties upon whom we depend may be adversely affected by natural disasters and/or health epidemics, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster

Natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage, health epidemics or other event occurred that prevented us from using all or a significant portion of our office, manufacturing and/or lab spaces, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time.

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to several other countries, including in the United Kingdom and the United States, and infections have been reported globally. Epidemics such as this can adversely impact our business as a result of disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chain, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of coronavirus, there is a general unease of conducting unnecessary activities in medical centers. As a consequence, our ongoing trials have been halted or disrupted. It is too early to assess the full impact of the coronavirus outbreak on trials for nomacopan, but coronavirus may affect our ability to complete recruitment in our original timeframe. For example, we have halted our Phase I/II clinical trial in patients with AKC study and we anticipate that recruitment in our Phase III clinical trial in pediatric patients with HSCT-TMA will be delayed and our long-term safety program will be disrupted. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally could adversely impact our operations and workforce, including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates, and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

If we fail to develop and commercialize other product candidates, we may be unable to grow our business.

Although the development and commercialization of nomacopan is our primary focus, as part of our longer-term growth strategy, we plan to evaluate the development and commercialization of other therapies related to immune-mediated, inflammatory, orphan and other diseases. We may from time to time evaluate internal opportunities from our current product candidates, and also may choose to in-license or acquire other product candidates as well as commercial products to treat patients suffering from immune-mediated, orphan or other disorders with high unmet medical needs and limited treatment options. These other product candidates will require additional, time-consuming development efforts prior to commercial sale, including preclinical studies, clinical trials and approval by the FDA, EMA and/or applicable foreign regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any such products that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives.

The departure of former executive officers creates uncertainties and could have a material adverse impact on our business.

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

Dov Elefant resigned as our Chief Financial Officer in September 2019. In May 2018, David Horn Solomon resigned as Chief Executive Officer and member of our board. Dr. Solomon’s resignation followed the results of an investigation conducted, with the assistance of an independent law firm, which revealed that Dr. Solomon incurred personal charges on the Company’s corporate credit cards in violation of Company policy. Clive Richardson, who was then serving as our Chief Operating Officer, was appointed to serve as our Interim Chief Executive Officer and in the second quarter of 2019 as permanent Chief Executive Officer. Previously, in December 2017 our former Chief Legal & Compliance Officer was terminated without cause and in May 2017 our former Chief Executive Officer who preceded David Horn Solomon also resigned. We face significant competition for executives with the qualifications and experience we are seeking. There can be no assurances concerning the timing or outcome of our search for any new executive officer.

Changes in our organization as a result of recent departures have been harmful to our reputation and had a disruptive impact on our ability to implement our strategy and have had an adverse effect on our business, internal controls, financial condition and results of operations. As a result of the recent changes in our management team, our existing management team has taken on substantially more responsibility, which has resulted in greater workload demands and could divert their attention away from certain key areas of our business. Management transition inherently causes some loss of institutional knowledge, which can negatively affect strategy and execution. We may be unable to successfully manage and grow our business, and our results of operations, internal controls and financial condition could suffer as a result.  We carry "key person" life insurance policies on our Chief Executive Officer. Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for these personnel is intense, especially in the life science industry.

Class action lawsuits against us could lead to adverse outcomes.

We have in the past been, and may in the future become subject to class action litigation. In May 2017, putative class actions asserting violations of Sections 10(b) and 20(a) of the Exchange Act, based primarily on our press releases or statements concerning the Phase II PNH trial of nomacopan and a report issued on April 26, 2017 titled “Akari’s Coversin matches Soliris® in Phase II”, or the Edison Report, by Edison Investment Research Ltd, or Edison, about us and actions taken by us after the report was issued were commenced in the U.S. District Court for the Southern District of New York against us, a former Chief Executive Officer and our Chief Financial Officer. These actions were consolidated, and plaintiffs amended their pleadings to include our Executive Chairman and Edison as defendants. On June 8, 2018, the parties entered into a memorandum of understanding to settle plaintiffs’ claims for a total payment of $2.7 million in cash. On July 26, 2018, plaintiffs filed a notice with the Court voluntarily dismissing Edison from the action. On August 3, 2018, the remaining parties executed and filed a stipulation and agreement of settlement (the terms of which were consistent with the memorandum of understanding). On August 7, 2018, the Court granted plaintiffs’ motion for preliminary approval of the settlement, and on November 28, 2018, following a hearing with the parties, the court ordered final approval of the settlement. Plaintiffs subsequently moved to distribute the settlement funds to the class, and the Court granted plaintiffs’ motion on February 4, 2019. Separately, Edison Investment Research Ltd. sought indemnification from us including reimbursement of all legal expenses that Edison incurs in connection with the securities class action (to which, as discussed above, Edison was added as a defendant) and lost profits from customer relationships that Edison claims it lost as a result of the retraction of the Edison Report. The parties have finalized and consummated a settlement and the settlement payment has been made. If we become subject to any future class action litigation, we could incur substantial costs not covered by our liability insurance, suffer a significant adverse impact on our reputation and this could divert management’s attention and resources from other priorities, any of which could have a material adverse effect on our business. In addition, any of these matters could require payments that are not covered by, or exceed the limits of, our available liability insurance, which could have a material adverse effect on our business, financial condition and results of operation.

Risks Related to Our Reliance on Third Parties

We seek to partner with third-party collaborators with respect to the development and commercialization of our product candidates and we may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize our product candidates successfully, if at all.

Our business strategy relies in part on partnering with pharmaceutical companies to complement our internal development efforts. If we are not able to enter into collaboration arrangements, we may be required to undertake and fund further development, clinical trials, manufacturing and commercialization activities solely at our own expense and risk. If we are unable to finance and/or successfully execute those expensive activities, or we delay such activities due to capital availability, our business could be materially and adversely affected, and potential future product launch could be materially delayed, be less successful, or we may be forced to discontinue clinical development of these product candidates.

The process of establishing and maintaining collaborative relationships is difficult, time-consuming and involves significant uncertainty, including:

●	a collaboration partner may shift its priorities and resources away from our product candidates due to a change in business strategies, or a merger, acquisition, sale or downsizing;

●	a collaboration partner may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons;

●	a collaboration partner may cease development in therapeutic areas which are the subject of our strategic collaboration;

●	a collaboration partner may not devote sufficient capital or resources towards our product candidates;

●	a collaboration partner may change the success criteria for a drug candidate thereby delaying or ceasing development of such candidate;

●	a significant delay in initiation of certain development activities by a collaboration partner will also delay payment of milestones tied to such activities, thereby impacting our ability to fund our own activities;

●	a collaboration partner could develop a product that competes, either directly or indirectly, with our drug candidate;

●	a collaboration partner with commercialization obligations may not commit sufficient financial or human resources to the marketing, distribution or sale of a product;

●	a collaboration partner with manufacturing responsibilities may encounter regulatory, resource or quality issues and be unable to meet demand requirements;

●	a partner may exercise a contractual right to terminate a strategic alliance;

●	a dispute may arise between us and a partner concerning the research, development or commercialization of a drug candidate resulting in a delay in milestones, royalty payments or termination of an alliance and possibly resulting in costly litigation or arbitration which may divert management attention and resources; and

●	a partner may use our products or technology in such a way as to invite litigation from a third party.

Any collaborative partners we enter into agreements with in the future may shift their priorities and resources away from our product candidates or seek to renegotiate or terminate their relationships with us. If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, our research, clinical development, manufacturing or commercialization efforts related to that collaboration could be delayed or terminated, or it may be necessary for us to assume responsibility for expenses or activities that would otherwise have been the responsibility of our collaborator. If we are unable to establish and maintain collaborative relationships on acceptable terms or to successfully transition terminated collaborative agreements, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense or find alternative sources of capital.

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

We currently engage a third-party manufacturer to provide clinical material of the API, lyophilization, release testing and fill and finish services for the final drug product formulation of nomacopan that is being used in our clinical trials. Although we believe that there are several potential alternative manufacturers who could manufacture nomacopan, we may incur added costs and delays in identifying and qualifying any such replacement. In addition, we have not yet concluded a commercial supply contract with any commercial manufacturer. There is no assurance that we will be able to timely secure needed supply arrangements on satisfactory terms, or at all. Our failure to secure these arrangements as needed could have a material adverse effect on our ability to complete the development of our product candidates or, to commercialize them. We may be unable to conclude agreements for commercial supply with third-party manufacturers, or may be unable to do so on acceptable terms. There may be difficulties in scaling up to commercial quantities and formulation of nomacopan and the costs of manufacturing could be prohibitive.

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

If our third-party manufacturer of nomacopan is unable to increase the scale of its production of nomacopan, and/or increase the product yield of its manufacturing, then our costs to manufacture the product may increase and commercialization may be delayed.

In order to produce sufficient quantities of nomacopan to meet the demand for clinical trials and subsequent commercialization, our third party manufacturer of nomacopan will be required to increase its production and optimize its manufacturing processes while maintaining the quality of the product. The transition to larger scale production could prove difficult. In addition, if our third party manufacturer is not able to optimize its manufacturing process to increase the product yield for nomacopan, or if it is unable to produce increased amounts of nomacopan while maintaining the quality of the product, then we may not be able to meet the demands of clinical trials or market demands, which could decrease our ability to generate profits and have a material adverse impact on our business and results of operation.

Risks Related to our Ordinary Shares and ADSs

Ownership of our ADSs and/or ordinary shares involves a high degree of risk.

Investing in and owning our ADSs and ordinary shares involve a high degree of risk. Shareholders should read carefully the risk factors provided within this section, as well as our public documents filed with the SEC, including the financial statements therein.

If we are deemed or become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2020 or in any prior or subsequent years, there may be negative tax consequences for U.S. taxpayers that are holders of our ADSs.

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

We believe we were not a PFIC for 2019. Because the PFIC determination is highly fact sensitive, there can be no assurance that we will not be a PFIC for 2020 or for any other taxable year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our ADSs, and such U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to such U.S. shareholder, and any gain realized on the sale or other disposition of our ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for ADSs; (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ADSs during a period when we are a PFIC will be generally subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to certain exceptions, including for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. If an investor provides reasonable notice to us that it has determined to make a QEF election, we intend to provide annual financial information to such investor as may be reasonably required for purposes of filing United States federal income tax returns in connection with such QEF election.

U.S. investors are urged to consult their own tax advisors regarding the possible application of the PFIC rules.

Our ADSs may be involuntarily delisted from trading on the Nasdaq Capital Market if we fail to comply with the continued listing requirements. A delisting of our ADSs is likely to reduce the liquidity of our ADSs and may inhibit or preclude our ability to raise additional financing.

Nasdaq requires us to meet certain financial, public float, bid price and liquidity standards on an ongoing basis in order to continue the listing of our ADSs. Generally, we must maintain a minimum amount of stockholders equity (generally $2.5 million) and a minimum closing bid price (generally $1.00). As of December 31, 2019, we had a shareholders’ deficit of approximately $1.8 million and therefore are not in compliance with the Nasdaq shareholders’ equity rule.   If we continue to not be in compliance or we fail to meet any of the other continuing listing requirements, our ADSs may be subject to delisting and we may become subject to delisting proceedings. If our ADSs are delisted and we are not able to list our ADSs on another national securities exchange, we expect our securities would be quoted on an over-the-counter market. If this were to occur, our stockholders could face significant material adverse consequences, including limited availability of market quotations for our ADSs and reduced liquidity for the trading of our securities. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future. There can be no assurance that an active trading market for our ADSs will develop or be sustained. We may choose to raise additional capital in order to increase our stockholders’ equity in order to meet the Nasdaq continued listing standards. Any additional equity financings may be financially dilutive to, and will be dilutive from an ownership perspective to our stockholders, and such dilution may be significant based upon the size of such financing. Additionally, we cannot assure that such funding will be available on a timely basis, in needed quantities, or on terms favorable to us, if at all.

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

Our stock price may experience substantial volatility as a result of a number of factors. The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be so in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our ADSs:

•	sales or potential sales of substantial amounts of our ordinary shares or ADSs;

•	delay or failure in initiating, enrolling, or completing preclinical or clinical trials or unsatisfactory results of these trials or events reported in any of our current or future clinical trials;

•	announcements about us or about our competitors, including clinical trial results, regulatory approvals or new product introductions;

•	developments concerning our licensors or product manufacturers;

•	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

•	developments relating to the SEC investigation;

•	conditions in the pharmaceutical or biotechnology industries;

•	variations in our anticipated or actual operating results;

•	governmental regulation and legislation;

•	variations in our anticipated or actual operating results;

•	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations;

•	whether, to what extent and under what conditions the FDA or EMA will permit us to continue developing our product candidates, if at all, and if development is continued, any reports of safety issues or other adverse events observed in any potential future studies of these product candidates;

•	adverse publicity;

•	our ability to enter into new collaborative arrangements with respect to our product candidates;

•	the terms and timing of any future collaborative, licensing or other arrangements that we may establish;

•	our ability to raise additional capital to carry through with our clinical development plans and current and future operations and the terms of any related financing arrangements;

•	the timing of achievement of, or failure to achieve, our and any potential future collaborators’ clinical, regulatory and other milestones, such as the commencement of clinical development, the completion of a clinical trial or the receipt of regulatory approval;

•	announcement of FDA or EMA approval or non-approval of our product candidates or delays in or adverse events during the FDA or EMA review process;

•	actions taken by regulatory agencies with respect to our product candidates or products, our clinical trials or our sales and marketing activities, including regulatory actions requiring or leading to restrictions, limitations and/or warnings in the label of an approved product candidate;

•	uncontemplated problems in the supply of the raw materials used to produce our product candidates;

•	the commercial success of any product approved by the FDA, EMA or any other foreign counterpart;

•	introductions or announcements of technological innovations or new products by us, our potential future collaborators, or our competitors, and the timing of these introductions or announcements;

•	market conditions for equity investments in general, or the biotechnology or pharmaceutical industries in particular;

•	we may have limited or very low trading volume that may increase the volatility of the market price of our ADSs;

•	regulatory developments in the United States and foreign countries;

•	changes in the structure or reimbursement policies of health care payment systems;

•	any intellectual property infringement lawsuit involving us;

•	actual or anticipated fluctuations in our results of operations;

•	changes in financial estimates or recommendations by securities analysts;

•	hedging activity that may develop regarding our ADSs;

•	regional or worldwide recession;

•	sales of large blocks of our ordinary shares or ADSs;

•	sales of our ordinary shares or ADSs by our executive officers, directors and significant shareholders;

•	managerial costs and expenses;

•	changes in accounting principles;

•	the loss of any of our key scientific or management personnel; and

•	natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the recent coronavirus outbreak), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

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

As of March 15, 2020, our directors and executive officers, together with their affiliates and related persons, beneficially own, in the aggregate, approximately 30.0% of our outstanding ordinary shares. RPC Pharma Limited, or RPC, which is controlled by our chairman Dr. Ray Prudo, beneficially owns approximately 28.8% of our outstanding ordinary shares . Accordingly, these shareholders, if acting together, or Dr. Prudo, individually, may have the ability to impact the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these persons may have the ability to influence the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our ADSs by:

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

The decision by the United Kingdom to leave the European Union could adversely affect our business, financial condition, results of operations and prospects.

The UK left the European Union on January 31, 2020, or Brexit Day. That departure is governed by the “Withdrawal Agreement” agreed between the EU and the UK. The Withdrawal Agreement addresses certain EU-related matters that will immediately be affected by the withdrawal itself, and specifies a transition period. The transition period will run from Brexit Day until December 31st 2020, unless – which seems politically unlikely - the UK and EU agree by July 1, 2020 to extend the transition period by 1 or 2 years, or the Brexit Long Stop Date.

While the UK ceased to be a Member State on Brexit Day, it has passed domestic legislation, or Withdrawal Act, which ensures that: (i) all EU laws; and, (ii) international agreements between the EU and non-Member States will apply in the UK throughout the transition period. In effect, the UK will continue to be treated as if it were a Member State until the Brexit Long Stop Date, which includes remaining a member of the Customs Union and the Single Market. However, from the Brexit Long Stop Date onwards, EU Member States will have to treat the UK as a “third country” for EU law purposes.

During the transition period, the UK will seek to negotiate with the EU a further long term trade deal. It appears ambitious and there remains a significant risk that it will not be possible to agree a comprehensive trading agreement during the 11-month transition period (assuming that no extension has been agreed). Should this risk materialize and no agreement be reached, the UK will default to trading under World Trade Organization, or WTO, rules – a so-called “no deal” Brexit.

As such there remains the possibility that Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the UK determines which EU laws to replace or replicate. Brexit could adversely affect economic or market conditions in the UK, Europe or globally and could contribute to instability in global financial markets, in particular until there is more certainty as to the outcome of the aforementioned negotiations with respect to the comprehensive trading agreement. Exports from the United Kingdom may incur increased duties and tariffs following Brexit. For instance, in May 2018, a House of Commons committee held a hearing on the likely impact of a “no deal” scenario on the UK pharmaceutical industry. The report concluded that the UK would be able to trade in certain pharmaceutical products with the EU on a zero-tariff basis under the WTO’s Pharmaceutical Tariff Elimination Agreement, which covers a limited range of finished products and ingredients - it is estimated that roughly 1,000 products and 700 ingredients remain uncovered and will face tariffs. Brexit could result in the regulatory compliance and patent costs associated with our business increasing significantly so as to adversely affect our financial condition, results of operations and prospects. Following the Brexit Long Stop Date, we may be required to register any current EU-wide patents separately with the UK Intellectual Property Office, which could require significant additional expense. Further, our regulatory compliance costs may increase, as from the Brexit Long Stop Date, the UK may cease compliance with the EU and the EMA’s legislative regime for medicines, their research, development and commercialization. Any changes to such regulatory regimes could require us to comply with separate regimes in the UK and the EU, or to develop new policies and procedures or reorganize our operations, any of which could increase our compliance costs. Brexit has also led to a decrease in the value of pounds sterling against the U.S. dollar, as well as general volatility in currency exchange markets. The challenges faced by the UK following Brexit could result in an overall decline in trade and economic growth and/or an increase in economic volatility and therefore may affect the attractiveness of the UK as a leading center for business and commerce. Any of the aforementioned possible effects of Brexit, and others that the we cannot anticipate, may materially adversely affect our business, financial condition, results of operations and prospects.

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

Our management previously concluded that our disclosure controls and procedures for the fiscal year ended December 31, 2017 were not effective due to the material weaknesses noted above. See “Item 15. Controls and Procedures.” Although these material weaknesses were remediated, if we fail to maintain our effective disclosure controls and procedures, we may not be able to accurately report our financial condition, results of operations or cash flows on a timely basis, which may adversely affect investor confidence in us.

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

If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the United Kingdom, we would be subject to a number of rules and restrictions, including but not limited to the following: (1) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (2) we may not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (3) we would be obliged to provide equality of information to all bona fide competing bidders. Whilst the Takeover Panel has not informed us of any such determination, on account of the current constitution of our board, we believe that we are currently subject to the Takeover Code.

Further, the Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person: (a) acquires an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carry 30% or more of the voting rights of our shares; or (b) who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% of the voting rights in us and does not hold shares carrying more than 50% of the voting rights in us, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

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

Capital Expenditures

Our capital expenditures for the years ended December 31, 2019, 2018 and 2017 were $0, $0 and $36,885, respectively. Our current capital expenditures primarily consist of computer equipment.

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

Our lead product candidate, nomacopan inhibits both terminal complement activation and leukotriene B4, or LTB4. It inhibits terminal complement activation by tightly binding to C5 and preventing its cleavage and activation by complement. It inhibits LTB4 by capturing the fatty acid within the body of the nomacopan protein. By preventing C5 activation of complement nomacopan can stop formation of the anaphylatoxin C5a which activates cells, including granulocytes and T and B cells, via two G protein coupled receptors, or GPCRs, and also prevents formation of the membrane attack complex, or MAC which activates cells including endothelial cells. C5a and the MAC cause and maintain a proinflammatory and prothrombotic state. LTB4 also activates cells via two separate GPCRs and can independently cause and maintain a proinflammatory state. The importance of nomacopan (Coversin’s) dual inhibitory action is therefore twofold. First, it can prevent inflammatory and prothrombotic activities of two key pathways, and second, the pathways can be independently activated, for example terminal complement activation can be induced by IgG, IgM, carbohydrates and damage associated molecular patterns and LTB4 synthesis can be induced by engagement of Fc gamma receptors, cytokines, toll-like receptors, C5a and MAC.

Nomacopan is a recombinant small protein (16,740 Da) derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, where it modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response.

Nomacopan has received orphan drug status from the U.S. Food and Drug Administration, or the FDA, and the European Medicines Agency, or the EMA, for paroxysmal nocturnal hemoglobinuria, or PNH, Guillain Barré Syndrome, or GBS, high-risk hematopoietic stem cell transplant-associated thrombotic microangiopathy, or HSCT-TMA, and bullous pemphigoid, or BP.   Orphan drug designation provides us with certain benefits and incentives, including a period of marketing exclusivity if regulatory approval of the drug is ultimately received for the designated indication. The receipt of orphan drug designation status does not change the regulatory requirements or process for obtaining marketing approval and the designation does not mean that marketing approval will be received. We intend to apply in the future for orphan drug designation in additional indications we deem appropriate.

On August 14, 2019, we received notice from the FDA of Fast Track designation for the investigation of nomacopan for the treatment of pediatric HSCT-TMA. On March 29, 2017, we received notice from the FDA of Fast Track designation for the investigation of nomacopan for the treatment of PNH in patients who have polymorphisms conferring Soliris® (eculizumab) resistance. The Fast Track program was created by the FDA to facilitate the development and expedite the review of new drugs which show promise in treating a serious or life-threatening disease and address an unmet medical need. Drugs that receive this designation benefit from more frequent communications and meetings with the FDA to review the drug’s development plan including the design of the proposed clinical trials, use of biomarkers and the extent of data needed for approval. Drugs with Fast Track designation may also qualify for priority review to expedite the FDA review process, if relevant criteria are met.

Our clinical targets for nomacopan are orphan inflammatory diseases where the inhibition of both C5 and LTB4 are implicated, including bullous pemphigoid, or BP, atopic keratoconjunctivitis, or AKC and thrombotic microangiopathy bone marrow transplant or TMA-HSCT.

Clinical Development Program — Past and Future

Phase Ia Single Ascending Dose Trial

Nomacopan entered clinical development in 2013 when a Phase Ia clinical trial was initiated under a Clinical Trials Authorization (CTA) issued by the Medicines and Healthcare products Regulatory Agency (MHRA), an executive agency of the Department of Health in the United Kingdom. The primary objective of this single ascending dose, first-in-man study was to explore the safety profile of nomacopan in 24 subjects. The drug was well tolerated, and no serious or dose-related serious adverse events were reported. The secondary objective of this Phase Ia clinical trial was to examine the effect of nomacopan on complement activity at the highest, therapeutic dose. This showed that the peak onset of action was about nine hours after injection, and that the effect of a single dose was detectable for more than 96 hours. The effects were consistent between all subjects and showed 100% inhibition of the complement system within 12 hours.

Phase Ib Dose Range Finding Trial

A Phase Ib repeat dose study was initiated in the first quarter of 2016. In this double-blind, randomized Phase Ib trial, each cohort of six normal healthy volunteers was given either a loading dose of subcutaneous placebo twice a day for two days followed by five days of a single daily placebo dose (n=2) or a loading dose of 30 mg of subcutaneous nomacopan twice a day for two days followed by five days of a single daily subcutaneous maintenance dose (n=4) of either 15 mg, 22.5 mg or 30 mg.

Data from the 22.5 mg once daily maintenance cohort and 30 mg once daily maintenance cohort demonstrated that subcutaneous nomacopan achieved complete complement inhibition (Elisa CH50 < 8 Eq/ml, lower limit of quantification) within the first day, and demonstrated complete complement inhibition at the end of dosing on day seven whether measured using the ELISA or lytic CH50 assays.

The data from the 15 mg once daily maintenance cohort demonstrated that subcutaneous nomacopan achieved complete complement inhibition (Elisa CH50 < 8 Eq/ml, lower limit of quantification) within the first day following an ablating dose but by day three was unable to maintain complete complement inhibition at the 24-hour trough measurement. A final cohort of 4 healthy volunteers was given 22.5 mg of nomacopan as a maintenance dose for 21 days. Complete complement inhibition was demonstrated at the end of the 21 day period of once daily dosing and there we no neutralizing antibodies detected. One volunteer receiving the nomacopan in the 30 mg 7 day cohort stopped dosing on day three due to a non-serious adverse event possibly related to antibiotics administered for meningitis prophylaxis. The trial was conducted at Hammersmith Medicines Research Ltd, in London.

BP Clinical Program

We continue to develop nomacopan in indications that take advantage of the dual-acting properties of the drug to inhibit both C5 and LTB4. In patients with BP there is evidence that both C5 and LTB4 have a central role in driving the disease. Ex vivo data, from a recent study at Lubeck University, in BP patients showed a pronounced accumulation of LTB4 and C5 and its activation products in the inflamed skin of bullous pemphigoid disease patients.

In 2018, we opened our first site for a six-week Phase IIa open label, single-arm trial to evaluate the safety and efficacy of nomacopan in patients with mild to moderate BP. Patients entering the trial were typically on the topical steroid mometasone which was stopped by day 21. The primary endpoints of the trial were proportion of patients reporting grade 3, 4 and 5 adverse events which are related/possibly related to nomacopan during the treatment period and secondary and other endpoints include, among others, Bullous Pemphigoid Disease Area Index (BPDAI) score. An interim data announcement was provided on the first six out of nine patients in October 2019. Results showed that nomacopan, dosed daily subcutaneously, was well tolerated in six elderly patients (>55 years), and that there were no reported drug-related serious adverse events.

Four of the six patients were classified as at the upper limit of moderate BP. Moderate to severe patients represent about two-thirds of BP patients and are likely to benefit most from the potential to reduce or avoid steroids. These patients, who showed only a minor improvement on mometasone prior to initiation on nomacopan, saw a mean 41% and 63% decline in BPDAI score at day 21 and 42, respectively, and a 59% and 68% decline in blister score at day 21 and 42. One of the moderate patients had a flare up post day-28, which is not an uncommon on treatment as BP is a recurrent autoimmune disease.

 Of the two mild patients, one patient showed a 100% decline in blisters by Day 21, sustained to day 42, and a decline in BPDAI score of 55% and 45% by day 21 and day 42, respectively. The other patient showed no response either on nomacopan or when switched to rescue steroids at day 28. This patient entered the trial after disease relapse while on steroid treatment.

The data showed nomacopan’s potential as a possible treatment for BP with the additional and important benefit of reducing steroid use which has multiple adverse effects including a threefold increased risk of mortality. The Phase II trial has completed recruitment, with full data expected in the second quarter of 2020.

AKC Clinical Program

Results in a rodent model of Experimental Immune Conjunctivitis (EIC), undertaken at Moorfields Hospital Institute of Ophthalmology, showed that nomacopan demonstrated significant anti-inflammatory activity. In this preclinical model of severe eye surface inflammation, nomacopan, applied topically, resulted in a statistically significant reduction (64%, p<0.001) in late phase inflammation versus placebo.

During the third quarter of 2018, we commenced a Phase I/II randomized, double blinded, placebo-controlled trial with an initial three patients (Part A) prior to the blinding (Part B) to evaluate the safety and efficacy of nomacopan in patients with the inflammatory mediated eye disorder AKC. In Part A of the Phase I/II study, three patients were treated with twice daily nomacopan eye drops in addition to standard of care for up to 56 days in order to establish the safety and tolerability of the drops in preparation for Part B, a randomized, double-masked placebo-controlled comparison in 16 patients. Of the three patients enrolled in the study, two completed 56 days of treatment and one completed 14 days and then withdrew for reasons unrelated to the study treatment. All patients, who were on the moderate/severe end of the AKC spectrum, had been on maximal topical cyclosporin, the standard of care, for at least three months prior to entry and continued on it during the trial. In the event of further disease progression, the next incremental step would normally have been systemic immunosuppression. The drops were found to be comfortable and well-tolerated throughout the trial for all three patients. There were no serious adverse events reported. On that basis, the independent safety committee gave permission for the trial to proceed to Part B. Enrollment in the Part B placebo-controlled efficacy arm of the study has now halted due to the coronavirus outbreak, but we expect that recruited patients will continue to be treated. We anticipate that when the trial closes, we will have data on around two thirds of the target 19 patient study.

The secondary objective of the study was to determine efficacy, assessed by a standard composite scoring system [Akpek E.K. et al. Ophthalmology 2004 (III,3)] consisting of five symptoms which were patient reported, and six signs of ocular damage which were graded by the clinician on a direct slit-lamp examination of the eye. Each sign or symptom was graded 0 to 3, where 0 is normal or absent and 3 is the most severe, such that with 11 measures the overall maximum severity score was 33. There was an overall improvement in clinical score of 55% composed of an improvement in symptoms of 62% and signs of 52% by Day 56. Symptoms consist of subjective occurrences such as discomfort and itching. Signs are objective manifestations of disease, such as conjunctival redness, growth of new blood vessels into the cornea and microscopic damage to the corneal surface (punctate keratitis). In addition, post-instillation comfort was reported by patients as excellent with high levels of acceptance of eye drops, which were described as comfortable and refreshing.

Furthermore, immunofluorescence imaging of conjunctival tissue taken from AKC patients by Professor Virginia Calder and her team at the UCL Institute of Ophthalmology London demonstrated expression of complement C5a receptor 1 (C5aR1) and the LTB4 receptor BLT1 within conjunctiva. The conjunctiva covers part of the surface of the eye and lines the eyelids, among other roles it lubricates the eye and acts as a barrier to infection. Whereas the role of leukotriene LTB4 in allergic eye surface inflammation and contact lens intolerance is well-established with a 20-fold increase shown in a study by Professor Mark Wilcox, School of Optometry and Vision Science, University of New South Wales, the role of complement in allergic eye disease has been less well understood. This new work shows that leukotriene BLT1 receptors are closely associated with mucus secreting goblet cells within the conjunctival epithelium whereas the complement C5a receptors are expressed in the deeper stromal layers of the conjunctiva. The different cellular distribution suggests potential independent roles for both the complement and leukotriene cascades in severe eye surface inflammation, hence nomacopan may be able to reduce inflammation in multiple layers and provide a unique treatment benefit.

During the first quarter of 2020, the Company announced new preclinical data comparing the therapeutic efficacy of nomacopan, PAS-nomacopan, and a monoclonal anti-VEGF antibody all administered intravitreally. The work utilized an established 26-day model of severe experimental autoimmune uveitis (EAU) in mice which results in elevated VEGF and retinal inflammation mediated by influx of lymphocytes which thereby mimics the pathology seen in several back-of the eye diseases. Drug treatments were administered on day 15 once disease was established and ongoing. PAS-nomacopan was found to reduce intraocular VEGF levels by as much as the anti-VEGF antibody with 74% (p=0.04) and 68% (p=0.05) reductions respectively, compared to saline control. Furthermore, while clinically assessed inflammation increased in both the control and anti-VEGF groups by 49% and 33%, respectively, PAS-nomacopan treatment showed a 9% reduction in inflammation assessed by retinal fundoscopy (p=0.02).This therapeutic activity across multiple pathogenic pathways (VEGF, inflammation and complement) supports the potential for nomacopan as a new mode of action for the treatment of back of the eye diseases.

TMA Clinical Program

TMA-HSCT is an orphan condition with an estimated fatality rate of more than 80% in pediatric patients with the disease. A framework for a pivotal trial design for pediatric patients was agreed with the FDA in which the response to nomacopan of selected, clinically meaningful treatment variables would be the primary endpoint. In September 2018, Akari announced that in the first two patients treated with nomacopan as part of a UK named patient program it had observed a rapid reduction of the markers of complement activation as well as normalization of markers that are elevated in TMA (platelet count, red blood cell fragments, thrombocytopenia, elevated LDH and hypertension).

In December 2019, we opened a multi-center Phase III study for the treatment of pediatric HSCT-TMA with nomacopan. The primary endpoints are focused on disease response defined primarily by renal improvement and reduced transfusion dependence. This two-part pivotal Phase III study of nomacopan in pediatric patients with HSCT-TMA is based on guidance from our end-of-Phase II meeting with the FDA. Part A of the trial is a dose confirmation study. Part B of the trial is a single arm responder-based efficacy study that will follow an interim analysis of Part A and a meeting with the FDA. As a result of the coronavirus outbreak, although we are looking to continue the process of site openings, we anticipate delays in openings and enrollment.

PNH Clinical Program

Phase II PNH Eculizumab-Resistant Trials

In February 2016, we initiated an open-label Phase II single arm trial for PNH patients with eculizumab resistance due to C5 polymorphisms, pursuant to a clinical trial protocol approved by the European Union national regulatory authority. Results from the patient with PNH who was resistant to eculizumab due to a C5 polymorphism has demonstrated complete complement inhibition (Elisa CH50 < 8 Eq/ml, lower limit of quantification) and marked LDH reduction to around 1.5 times the upper limit of normal, or ULN. This patient has been transferred to the long-term safety and efficacy CONSERVE study and in aggregate has been treated for more than four years of therapy as of March 30, 2020 and has been self-administering nomacopan.

In May 2018, we enrolled a second PNH patient with eculizumab resistance due to C5 polymorphisms in an open-label six-month Phase II single arm trial. The trial was conducted at a study site in New York and the patient has entered into our long-term safety and efficacy CONSERVE study.

Phase II COBALT PNH Trial

In the fourth quarter of 2016, we commenced enrollment for a 90-day open-label Phase II, single-arm clinical trial in patients with PNH in five centers in the European Union, known as the COBALT trial. The trial was concluded in December 2017. Of the eight patients enrolled, seven completed the 90-day trial while one patient with a suspected co-morbidity unrelated to treatment was withdrawn on day 43 of the trial.

Results from the COBALT trial showed that patients were comfortable with self-administration of nomacopan. Those results showed that there were four serious adverse events, but no serious adverse events related to nomacopan. The most commonly reported adverse events were mild self-limiting injection site reactions. All patients that completed the trial saw declines in lactate dehydrogenase, LDH, levels (although in some cases there were intermittent rises). The trial met its primary endpoint defined as an LDH of ≤1.8 X ULN at Day 28.

Long-Term Safety and Efficacy CONSERVE Study

CONSERVE is a long-term safety and efficacy study for those patients who wish to continue on nomacopan treatment following completion of a clinical trial.

All seven patients that completed the COBALT trial opted to be enrolled into the CONSERVE study. Data from our ongoing long-term study shows that all six patients from the Phase II study who were transfusion dependent at entry are now transfusion independent on nomacopan, having had in all cases no transfusions for a minimum of six months. In one case a patient received one unit of PRBC in the last 12 months. To date, there are 30 cumulative years of patient safety data with no reported drug-related serious adverse events and patients are self-administering. The CONSERVE study which has been running for over three years is scheduled to close during 2020 and, as a result of the coronavirus outbreak, will shift to being managed on a country by country basis and some disruption is expected.

Phase III CAPSTONE PNH Trial

In March 2018, we opened our first site for CAPSTONE, a three-part, two-arm, randomized, open label, Phase III clinical trial of nomacopan in transfusion dependent PNH patients in specific countries in Europe and other countries, where Soliris® (eculizumab) is not the standard of care. The objective of the trial is to demonstrate efficacy of nomacopan plus standard of care compared to standard of care alone in patients with uncontrolled hemolysis due to PNH and to assess safety and tolerability. In the CAPSTONE trial, PNH patients, naïve to anti-complement treatment, are randomized to receive daily subcutaneous nomacopan or standard of care (blood transfusion with or without anticoagulation) for six months. After six months, patients on standard of care receive nomacopan for three months and patients on nomacopan continue the drug for a further three months. The primary endpoint of this study is hemoglobin (Hb) stabilization defined as Hb greater than the set point for each patient set during the pre-study randomization period, and the avoidance of packed red blood cell transfusions during the treatment period of 180 days. All patients receive a transfusion if they fall below the Hb set point.

In January 2020, we announced interim data from the CAPSTONE trial on the first eight patients. The interim data showed that the four patients on nomacopan met the primary endpoint and received no transfusions for the first six months of treatment while all four patients on placebo were transfused during the first six months of treatment. Both groups had similar historic transfusion levels and mean Hb set points. The difference is statistically significant at the p=0.034 level.

 We are currently developing a new higher concentration formulation of nomacopan allowing a small volume 0.3mL, low viscosity injection, with an insulin pen-like injector holding one week’s daily dosing stable at room temperature, improving both patient comfort and convenience. Recruitment into the CAPSTONE study has been discontinued, although a PNH program may be re-initiated to potentially take advantage of the new high concentration formulation.

Immunogenicity

We successfully completed a chronic (28 day) dosing experiment in mice to investigate whether daily subcutaneous administration of the expected therapeutic dose of nomacopan induces an antibody response, and whether the antibodies neutralize complement inhibition by nomacopan. The data from this chronic dosing experiment showed nomacopan was well-tolerated with no injection site allergic reactions or behavioral changes. Nomacopan can induce formation of low titre anti-drug IgG antibodies in mice after four weeks of daily inoculation, which is not uncommon, but these antibodies were not neutralizing and had no effect on nomacopan’s ability to inhibit complement.

No neutralizing antibodies have been detected, including in the healthy volunteers in the Phase Ia and Ib trials, the ongoing PNH patient treated for over three years in the eculizumab resistance trial and in the Phase II COBALT study and long-term safety and efficacy CONSERVE study.

Nomacopan LA: Once Weekly Formulation

Using PASylation®, a proprietary process of XL-protein GmbH, XL-protein has modified nomacopan by adding a 600 amino acid proline/alanine/ serine (PAS) N-terminal fusion tag to generate PAS-nomacopan (68kDa). The unstructured and uncharged PAS polypeptide increases the apparent molecular size to approximately 700kDa, slowing kidney clearance and extending the half-life.

Data from mouse, rat and dog studies of PAS-nomacopan demonstrated that the expected terminal half-life in humans should be approximately 4 days. Based on these data, PK modeling supports that a once weekly dosing regimen is feasible. We intend to conduct a Phase I clinical study of PAS nomacopan in the future based on our availability of resources.

In addition, new data in a pig model has shown a similar PK profile for the higher concentrated formulation to be used across our subcutaneous programs. This new highly concentrated formulation with small (0.3mL) volume and water-like viscosity is intended to allow ease of administration and increased patient comfort for use alongside a new auto-injector pen holding a week’s dosing stable at room temperature. We plan to initiate a Phase I clinical trial with a new auto-injector pen formulation in the second half of 2020.

Target Indications

Bullous Pemphigoid

Bullous pemphigoid, or BP, is an autoimmune blistering skin disease. BP is a serious condition with significant associated morbidity and mortality. Widespread tense and hemorrhagic blisters, skin erosions and severe itching cause patients a great deal of distress and pain.

Untreated, BP may be a self-limiting disease in a proportion of patients with periods of spontaneous remissions and exacerbations. In most patients who are treated, BP remits within 1.5-5 years but may recur once medication is stopped. Patients are often admitted to hospital for initial treatment. The estimates of admission rates for patients with BP vary, but they are generally high, thus representing a significant burden and cost to the healthcare systems, as well to the patients’ and their families/carers. The severity of symptoms and lesions in BP make treatment mandatory. Corticosteroids are often administered and frequent hospital visits are needed for dose adjustments.

Older age at onset and frail general condition are poor prognostic factors. Many available treatments are associated with toxicity and may be poorly tolerated in patients with BP. It is thought that, in the elderly population, corticosteroid treatment contributes to the high mortality rate. This is due, at least in part, to the significant adverse events associated with the use of steroids, such as hypertension, diabetes, infections and osteoporosis. Management of these conditions can be difficult and their treatment represents a significant burden. Therefore, the avoidance of systemic corticosteroids in this vulnerable group of patients is highly desirable and a safer, effective, evidence-based alternative is needed.

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

Atopic Keratoconjunctivitis

Atopic keratoconjunctivitis, or AKC, is a severe allergic conjunctivitis which usually persists all year and for which the allergen(s) are usually unidentified. AKC, which is an orphan disease, mainly affects adults and is triggered by mast cell activation secondary to inflammatory stimuli including eosinophils, neutrophils and Th2-generated cytokines. Treatment is initially with topical lubricants, antihistamines, immunomodulators (e.g. ciclosporin A) and intermittent steroids but systemic immunotherapy may become necessary in patients unresponsive to topical therapy. AKC sufferers usually exhibit symptoms such as itching, burning, tearing, erythematosus and swollen eye lids. The disease may lead to corneal scarring and may also lead to vascularization of the cornea. Both eyes are usually affected equally. There is substantial unmet need for topical agents that will prevent the progression of corneal involvement and the requirement for systemic immunomodulators.

Thrombotic Microangiopathy (TMAs)

TMAs are a group of diseases in which thrombosis occurs in small blood vessels as a result of damage to the endothelium (lining) of the vessels. This leads to hemolytic anaemia, low platelet count (thrombocytopenia), end organ damage which may result in complications including renal failure, stroke and pulmonary hypertension. The major varieties of TMA are hemolytic uremic syndrome (HUS), atypical hemolytic uremic syndrome (aHUS), thrombotic thrombocytopenic purpura (TTP), antiphospholipid syndrome (APS), disseminated intravascular coagulation (DIC), malignant hypertension, scleroderma renal failure and TMA associated with hemopoietic stem cell transplant (HSCT). The latter is often linked to toxicity of calcineurin inhibitors which are used to protect against graft versus host disease (GvHD). There are no currently approved drugs for the treatment of HSCT-TMA and, untreated, the condition in its more severe forms has a high risk of death.

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

It has recently been discovered that a small but identifiable subgroup of eculizumab-treated patients have a C5 polymorphism affecting the eculizumab binding site which prevents high affinity binding and makes these patients resistant to treatment, but does not appear to affect binding by nomacopan in those patients tested to date.

Other Indications

We are also conducting discovery and preclinical research into the use of nomacopan for the treatment of other diseases in the lung, kidneys and back of the eye.

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

Both the complement and leukotriene pathways work as part of the immune system to disable and clear out foreign invaders and unwanted cells, and as such, plays an important role in the pathology of many autoimmune diseases. The term “Complement Mediated Diseases” applies to diseases and conditions where a patient’s immune system attacks and destroys healthy body tissue by mistake, causing damage through its complement component and through mediators induced by complement activation. These diseases and conditions are often very rare, and include such diseases as PNH, aHUS, GBS, Myasthenia Gravis, transplant mediated organ rejection, glomerulopathies (kidney diseases), as well as numerous other disorders. While not all complement mediated diseases will respond to a direct C5 inhibitor, like nomacopan, there is a large market opportunity as demonstrated by eculizumab with approximately $4 billion in net sales in 2019.

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

There has been a broad research effort in complement-based therapy to date, with eculizumab being the first and only therapy approved that directly inhibits C5. Although there is currently less research and development effort in the leukotriene field there are approved leukotriene inhibitors such as Zileuton, which is a treatment for severe asthma. However, we are aware of certain other companies and academic institutions that are continuing their efforts to discover and develop alternate complement and/or C5 inhibitors, including Alexion, Appelis, Achillion, Omeros, Chemocentryx, and RA Pharmaceuticals.

Sales and Marketing

Because we are focused on discovery and development of drugs, we currently have no sales, marketing or distribution capabilities in order to commercialize nomacopan or any approved product candidates. If our lead product candidate nomacopan is approved, we intend either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize nomacopan, or to outsource this function to a third party. We will adopt a similar strategy for the other compounds in our pipeline.

Manufacturing

We currently rely on a third-party contract manufacturer, or CMO, which complies with FDA’s current good manufacturing practice requirements, for all of our clinical supplies, including active pharmaceutical ingredients, or APIs, drug substances and finished drug products for our preclinical research and clinical trials, including the Phase I/II trials for nomacopan. Analytical methods that define activity, identity, purity, sterility, endotoxin, and host cell related impurities have been established and qualified for release testing of drug substance. We successfully completed a commercial scale process batch in 2016 and manufactured multiple lots of nomacopan in 2018 and 2019. We expect that during 2020, we will need to manufacture additional lots of nomacopan.

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on CMOs for the manufacture of nomacopan and any other product candidates that we may develop for larger scale preclinical and clinical testing, as well as for commercial quantities of any product candidates that are approved.

We currently expect initial commercial supplies of nomacopan to be supplied as a dry powder reconstituted into a pen injector which will hold one week’s supply of nomacopan stable at room temperature.

We plan to expand our relationship with the current CMO for commercial supplies of nomacopan, if and when it nears potential approval, and plan to examine alternate CMOs for secondary commercial supplies of nomacopan and other pipeline molecules.

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

We own or have exclusive rights to six United States patents, 74 national patents in Europe derived from five patents granted by the European Patent Office and 22 foreign issued patents in other jurisdictions, and eight United States and 21 foreign or international pending patent applications, relating to the complement C5 inhibitor protein nomacopan and to its use in the treatment of key disease indications, as well as to nomacopan variants. Our current patent portfolio includes granted patents in the jurisdictions of United States, Canada, major European countries, Japan, China, Australia and New Zealand and pending applications in the jurisdictions of United States, Canada, Europe, Japan, China, Brazil, Israel, India, Republic of Korea, Mexico, Russia, Australia and New Zealand.

Issued patents in the US and other countries which cover our product candidate nomacopan and its uses will expire between 2024 and 2031, excluding any patent term extensions that might be available following the grant of marketing authorizations. We have pending patent applications for our product candidate nomacopan and its uses that, if issued, would expire in the United States and in countries outside of the United States between 2024 and 2039, excluding any patent term adjustment that might be available following the grant of the patent and any patent term extensions that might be available following the grant of marketing authorizations. These patent and patent applications relate to subject matters including: complement inhibitor molecule; methods for treating myasthenia gravis; methods for treating peripheral nerve disorders; methods for treating respiratory disorders; methods for treating viral infections of the respiratory tract; methods of treating complement-mediated diseases in patients with C5 polymorphisms, methods of treating acute graft versus host disease; nomacopan for the treatment of cicatrizing eye inflammatory disorders; nomacopan for the treatment of autoimmune blistering diseases; and nomacopan variants lacking C5 binding.

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

In April 2014, a new Clinical Trials Regulation, (EU) No 536/2014, or the New CT Regulation, was adopted which will replace the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are identical throughout the European Union, the new EU clinical trials legislation was passed as a “regulation” that is directly applicable in all EU member states. All clinical trials performed in the European Union are required to be conducted in accordance with the Clinical Trials Directive 2001/20/EC until the new Clinical Trials Regulation (EU) No 536/2014 becomes applicable. Although the New CT Regulation entered into force on June 16, 2014 the timing of its application depends on the development of a fully functional EU clinical trials portal and database, which will be confirmed by an independent audit. The New CT Regulation becomes applicable six months after the European Commission publishes a notice of this confirmation. It is unlikely for the notice to be published in 2020. It is currently estimated that an audit of the system will commence in December 2020. Despite not yet being in force, the New CT Regulation is being treated as the template with respect to the emphasis it places on the need for transparency, accuracy and fairness in reporting clinical data.

The New CT Regulation aims to harmonize, simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the New CT Regulation include:

•	A streamlined application procedure via a single-entry point, the EU portal.

•	A single set of documents to be prepared and submitted for the application as well as simplified reporting procedures that will spare sponsors from submitting broadly identical information separately to various bodies and different member states.

•	A harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed jointly by all member states concerned. Part II is assessed separately by each member state concerned.

•	Strictly defined deadlines for the assessment of clinical trial application.

•	The involvement of the ethics committees in the assessment procedure in accordance with the national law of the member state concerned but within the overall timelines defined by the New CT Regulation.

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

Conditional Approval

In specific circumstances, EU legislation (Article 14(7) Regulation (EC) No 726/2004 and Regulation (EC) No 507/2006 on Conditional Marketing Authorizations for Medicinal Products for Human Use) enables applicants to obtain a conditional marketing authorization prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional approvals may be granted for product candidates (including medicines designated as orphan medicinal products) if (1) the risk-benefit balance of the product candidate is positive, (2) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (3) the product fulfills unmet medical needs and (4) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

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

Pediatric Studies

Prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are set forth in Regulation (EC) No 1901/2006, which is referred to as the Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

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

Regulatory Data Protection

EU legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of ten years of orphan market exclusivity—see also Orphan Drug Designation and Exclusivity. Depending upon the timing and duration of the EU marketing authorization process, products may be eligible for up to five years’ supplementary protection certificates, or SPCs, pursuant to Regulation (EC) No 469/2009. Such SPCs extend the rights under the basic patent for the drug.

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

A six-month pediatric extension of an SPC may be obtained where the patentee has carried out an agreed pediatric investigation plan, the authorized product information includes information on the results of the studies and the product is authorized in all member states of the EU. The six-month pediatric extension of SPCs is not available for orphan medicinal products, as such products benefit from a separate two year pediatric extension of orphan status and exclusivity. The six month pediatric extension of SPCs is, however, available for medicinal products which were originally designated as orphan medicinal products but were subsequently (voluntarily) removed from the EU’s Community Register of Orphan Medicinal Products.

On 1 July 2019, EU Regulation 2019/933 entered into force. The Regulation introduced manufacturing waivers for exporting and stockpiling active pharmaceutical ingredients and medicinal products. If certain requirements are met, those actions are now exempted from SPC protection.

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

Medicare is a U.S. federal government insurance program that covers individuals aged 65 years or older, as well as individuals of any age with certain disabilities, and individuals with End-Stage Renal Disease. The primary Medicare programs that may affect reimbursement for Akari are Medicare Part B, which covers physician services and outpatient care, and Medicare Part D, which provides a voluntary outpatient prescription drug benefit. Medicare Part B provides limited coverage of certain outpatient drugs and biologicals that are reasonable and necessary for diagnosis or treatment of an illness or injury. Under Medicare Part B, reimbursement for most drugs is based on a fixed percentage above the applicable product’s average sales price, or ASP. Manufacturers calculate ASP based on a statutory formula and must report ASP information on a quarterly basis to the Centers for Medicare and Medicaid Services (CMS), the federal agency that administers Medicare and the Medicaid Drug Rebate Program. The current reimbursement rate for drugs and biologicals in both the hospital outpatient department setting and the physician office setting is ASP + 6%. The rate for the physician clinic setting is set by statute, but CMS has the authority to adjust the rate for the hospital outpatient setting on an annual basis. This reimbursement rate may decrease in the future. In both settings, the amount of reimbursement for a product’s usage is updated quarterly based on the manufacturer’s submission of new ASP information about its product or based on the submission of ASP information of each manufacturer that sells a product for which there are multiple competitors in that product market. On October 30, 2018, CMS issued an advance notice of proposed rulemaking (ANPRM) proposing a rule to set prices for certain drugs based on prices paid in other nations. Under the proposal, beginning in 2020 and extending until 2025, CMS would use a model called the IPI to allow Medicare to more closely align its Medicare payment amount for selected Part B drugs with prices paid in other nations and would allow for private-sector vendors to negotiate drug prices, take title to drugs, and compete for physician and hospital business. The current pricing model is based on average sales prices plus a 4.3 percent add-on payment. The IPI model would include mandatory participation from physician practices and hospital outpatient clinics that supply the included drugs. It is uncertain whether CMS’ proposed rule will be issued.

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

In the fourth quarter of 2018, the Trump Administration announced initiatives that it asserted are intended to result in purportedly lower drug prices. The first initiative, announced on October 15, 2018, involved the plan to a new federal regulation that would require pharmaceutical manufacturers to disclose the list prices of their respective prescription drugs in their television advertisements for their products if the list price is greater than $35 USD. With respect to the second initiative, on October 25, 2018, the Centers for Medicaid and Medicare Services gave Advance Notice of Proposed Rulemaking to propose the implementation of an “International Pricing Index” model for Medicare Part B drugs and biologicals (single source drugs, biologicals, and biosimilars). Public comments were due on December 31, 2018 with a proposed rule theoretically being offered as early as Spring 2019 with target implementation of a five year pilot program beginning in Spring 2020 and ending in Spring 2025. During the theoretical pilot program, which it is expected will focus on very expensive drugs reimbursed by the Medicare Part B program, CMS would monitor and evaluate the impact of the model on beneficiary access to drugs, program costs, and the quality of care for beneficiaries. Despite extensive media coverage of the roll out of this announcement as well as the announcement by the Democratic majority in the U.S. House of Representatives of alternative legislative proposals, no specific rule has been forthcoming during the intervening time since the original announcement in 2018. While these initiatives have not been put into effect, we are not in a position to know at this time whether they will ever become law or what impact the enactment either of these proposals would have on our business.

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

In addition, pursuant to regulations issued by the DoD TRICARE Management Activity, now the Defense Health Agency, to implement Section 703 of the National Defense Authorization Act for Fiscal Year 2008, participating manufacturers have each of their covered drugs listed on a Section 703 Agreement under which they have agreed to pay rebates on covered drug prescriptions dispensed to TRICARE beneficiaries by TRICARE network retail pharmacies. Companies are required to list their innovator products on Section 703 Agreements in order for those products to be eligible for DoD formulary inclusion. The formula for determining the rebate is established in the regulations and our Section 703 Agreement and is based on the difference between the annual Non-FAMP and the FCP (as described above, these price points are required to be calculated by us under the VHCA).

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

The proposed regulation was redrafted under the Romanian presidency in the council and continues to be subject to discussion. It is expected that if it is adopted and enters into force, it will become applicable three years later. Following the date of application, a further three-year period is envisaged to allow for a phase-in approach for member states to adapt to the new system.

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

PPACA contains several provisions that have or could potentially impact our business. PPACA made significant changes to the Medicaid Drug Rebate Program. Effective March 23, 2010, rebate liability expanded from fee-for-service Medicaid utilization to include the utilization of Medicaid managed care organizations as well. With regard to the amount of the rebates owed, PPACA increased the minimum Medicaid rebate from 15.1% to 23.1% of the average manufacturer price for most innovator products; changed the calculation of the rebate for certain innovator products that qualify as line extensions of existing drugs; and capped the total rebate amount for innovator drugs at 100% of the average manufacturer price. In addition, PPACA and subsequent legislation changed the definition of average manufacturer price. In early 2016, CMS issued final regulations to implement the changes to the Medicaid Drug Rebate Program under PPACA, which became effective on April 1, 2016. Finally, PPACA requires pharmaceutical manufacturers of branded prescription drugs to pay a branded prescription drug fee to the federal government. Each individual pharmaceutical manufacturer pays a prorated share of the branded prescription drug fee of $4,000 in 2017 (and set to increase in ensuing years), based on the dollar value of its branded prescription drug sales to certain federal programs identified in the law. Sales of “orphan drugs” are excluded from this fee. “Orphan drugs” are specifically defined for purposes of the fee. For each indication approved by the FDA for the drug, such indication must have been designated as orphan by the FDA under section 526 of the FDCA, an orphan drug tax credit under section 45C of the Internal Revenue Code must have been claimed with respect to such indication, and such tax credit must not have been disallowed by the IRS. Finally, the FDA must not have approved the drug for any indication other than an orphan indication for which a section 45C orphan drug tax credit was claimed (and not disallowed).

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

There is significant interest in the United States in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access, including increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. There have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Legislative changes to PPACA also remain possible and appear likely in the 115th U.S. Congress and under the Trump Administration. Although multiple bills to repeal or repeal and replace portions of the PPACA have been introduced in 2017, none of these measures have successfully passed both houses of Congress. Congress may consider other legislation to repeal and replace elements of the PPACA or other health reform measures in the future.

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

Legal Proceedings

On April 27, 2017, we issued a press release stating that Edison Investment Research Ltd., or Edison, has withdrawn its report issued April 26, 2017 titled “Akari’s nomacopan matches Soliris® (eculizumab) in Phase II”, or the “Edison Report”, because it contains material inaccuracies, including without limitation, with respect to our interim analysis of our ongoing Phase II PNH trial of nomacopan. Investors were cautioned not to rely upon any information contained in the Edison Report and instead were directed to our press release issued on April 24, 2017 that discusses the interim analysis of our then ongoing Phase II PNH trial and other matters. This resulted in a putative securities class action that has since settled and a separate settlement with Edison. We voluntarily reported to the SEC the circumstances leading to the withdrawal of the Edison Report and the outcome of our special committee’s investigation. In response, the SEC requested certain documents from us with respect to the matters we reported. We have been cooperating with the SEC’s requests for information. On June 5, 2018, we received a subpoena from the SEC, which requested further documents and information primarily related to our Phase II clinical trial of nomacopan in connection with an investigation of us that the SEC is conducting. We responded to the subpoena and will continue to cooperate with the SEC. We cannot predict what, if any, actions the SEC may take or the timing or duration of the investigation.

Employees

As of December 31, 2019, we had ten full-time employees.

C.	Organizational Structure

Our corporate structure consists of Akari Therapeutics PLC and four subsidiaries, one of which is an indirect subsidiary. The following is a list of our subsidiaries:

Name of Subsidiary	Jurisdiction	Activity	% Holding
Volution Immuno Pharmaceuticals SA	Switzerland	Research & Development	100%

Celsus Therapeutics Inc.	Delaware, USA	Inactive	100%

Morria Biopharma Ltd	Israel	Inactive	100%

Akari Malta Limited	Malta	Research & Development	100%

D.	Property, Plant and Equipment

We do not currently own any property.

We currently lease office space in New York, New York on a month to month basis for approximately $3,400 per month.

We also lease office space in London, England, for approximately $12,000 per month. The lease for this property expired in March 2019 and is continuing on a short-term basis.

Item 4A.	UNRESOLVED STAFF COMMENTS

None.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 20-F. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in the forward-looking statements as a result of certain factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this report, including those set forth under Item 3D ”Risk Factors” in this Annual Report on Form 20-F.

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

On September 26, 2018, we entered into a Purchase Agreement with Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of our ADSs beginning on the effective date of a registration statement related to the transaction. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, we issued 30,000,000 ordinary shares to Aspire Capital, or the Commitment Shares, and sold to Aspire Capital 25,000,000 ordinary shares, or Initial Shares, for $0.02 per share (equivalent to $2.00 per ADS) for gross proceeds of $500,000. In addition to the issuance of the Commitment Shares and Initial Shares, during the year ended December 31, 2019, the Company sold to Aspire Capital 428,333,300 ordinary shares of the Company for gross proceeds of $8,768,125. As of December 31, 2019, $10,731,875 of the original purchase commitment remains available under the facility. Subsequent to December 31, 2019, the Company sold additional shares to Aspire Capital. See “Item 5B. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Aspire Capital Financing Arrangement”.

On July 3, 2019, the Company sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, the Company’s Chairman, an aggregate of 2,368,392 ADSs in a registered direct offering at $1.90 per ADS, resulting in gross proceeds of approximately $4.5 million, or the Registered Direct Offering. The Company also entered into a letter agreement with Paulson Investment Company, LLC, or the Placement Agent, to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in this Registered Direct Offering, the Company issued unregistered warrants to investors and the Placement Agent to purchase an aggregate of 1,361,842 ADSs in a private placement at $3.00 per ADS and $2.85 per ADS respectively. See “Item 5B. Operating and Financial Review and Prospects - Liquidity and Capital Resources – July 2019 Registered Direct Offering”.

On February 13, 2020, February 18, 2020, February 19, 2020 and February 28, 2020, we entered into securities purchase agreements with certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million. The Company also entered into a letter agreement with Paulson Investment Company, LLC, or the Placement Agent, to serve as the placement agent for the Company in connection with this offering. In connection with the offering, we issued to the investors and the Placement Agent unregistered warrants to purchase 2,810,136 ADSs at $2.20 per ADS and 449,623 ADSs at $2.55 per ADS, respectively. See “Item 5B. Operating and Financial Review and Prospects - Liquidity and Capital Resources – February 2020 Private Placements”

Critical Accounting Policies and Use of Estimates

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

RPC Options

In connection with a short-term working capital loan from shareholders of approximately $3 million, the shareholders were granted options in RPC, equivalent to 15% of the current outstanding equity issued by RPC. The RPC options were accounted for in accordance with ASC 718, “Compensation-Stock Compensation ”. The fair value of the RPC options is estimated using the fair value of Akari ordinary shares times RPC’s ownership in Akari ordinary shares times 15% and was initially valued at approximately $26 million. These options do not relate to the share capital of Akari. At December 2018, the fair value of the options was $1,842,424. At December 2019, the fair value of the options was $2,102,012. The change in fair value of the options in the year ended December 31, 2019, was an increase of $259,588 and was recognized as a change in fair value of option liabilities in the Consolidated Statement of Comprehensive Loss.

Paulson Warrants

In connection with the sale of the ADSs in the Registered Direct Offering, the Company issued to investors unregistered warrants to purchase an aggregate of 1,184,213 ADSs in a private placement, or Investor Warrants. The Investor Warrants are immediately exercisable at an exercise price of $3.00 per ADS, subject to adjustment as set forth therein and will expire five years from issuance. The Company also issued unregistered warrants to the Placement Agent to purchase an aggregate of 177,629 ADS, or Placement Agent Warrants, on the same terms as the Investor Warrants, except that the Placement Agent Warrants are exercisable at $2.85 per ADS. The total amount of warrants issued in connection with this registered direct offering amounted to 1,361,842, all of which were outstanding as of December 31, 2019. The Investor Warrants and the Placement Agent Warrants, or, together, the July 2019 Warrants were recorded as liability-classified awards and accounted for in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. In accordance with ASC 820, the Company measured the July 2019 Warrants at grant date fair value. The total grant date fair value of the July 2019 Warrants was $1,213,816. The change in fair value of liability related to July 2019 Warrants from period to period, which represents a gain of $198,948 for the year ended December 31, 2019, was recognized as change in fair value of option and warrant liabilities gains (losses) in the Condensed Consolidated Statements of Comprehensive Loss. At December 31, 2019, the fair value of the July 2019 Warrants was $1,014,868.

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

Results of Operations

For the Years Ended December 31, 2019 and December 31, 2018

Research and development expenses

Research and development expenses for the year ended December 31, 2019 were approximately $8,739,000 compared to approximately $11,795,000 for the year ended December 31, 2018. This 26% or $3,056,000 decrease was primarily due to larger research and development tax credits received in 2019 of approximately $4,100,000, which offset overall research and development expenses.

We expect our clinical expenses to increase in the future as we conduct additional trials to support the development of nomacopan (formerly known as Coversin), and advance other product candidates into pre-clinical and clinical development.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2019 were approximately $8,224,000 compared to approximately $10,896,000 for the year ended December 31, 2018. This 25% or $2,672,000 decrease was primarily due to lower expenses of approximately $1,236,000 for legal expenses, $622,000 for stock-based non-cash compensation expense, $416,000 for rent expense and $482,000 for professional fees.

We expect our general and administrative expenses to increase due to increased legal, accounting and professional fees associated with being a publicly reporting company in the United States and rental expense associated with offices in the United States and London to support the Company’s operations and anticipated growth.

Litigation settlement gain

Litigation settlement gain for the year ended December 31, 2018 was $2,700,000. This relates to the receipt of funds from our insurance carrier in 2018 used to settle our securities class action lawsuit which was accrued for in 2017. There was no such gain for the year ended December 31, 2019.

Other Income (expenses)

Other expenses for the year ended December 31, 2019 were approximately $143,000 compared to other income of $3,525,000 for the year ended December 31, 2018. This change was primarily attributed to approximately $3,300,000 of higher expense related to the change in the fair value of the stock option liabilities in 2019 as compared to 2018.

For the Years Ended December 31, 2018 and December 31, 2017

Research and development expenses

Research and development expenses for the year ended December 31, 2018 were approximately $11,795,000 compared to approximately $23,285,000 for the year ended December 31, 2017. This 49% or $11,490,000 decrease was primarily due to lower expenses of approximately $7,400,000 for manufacturing as we had previously manufactured clinical trial material for supply through 2019, and a research and development tax credit of $3,800,000 which offset overall research and development expenses.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2018 were approximately $10,896,000 compared to approximately $11,799,000 for the year ended December 31, 2017. This 8% or $903,000 decrease was primarily due to lower expenses of approximately $1,084,000 for personnel expenses, $1,015,000 for stock-based non-cash compensation expense and $256,000 for recruiting offset by higher expenses of approximately $501,000 for professional fees, $409,000 for rent expense, $397,000 for insurance, and $143,000 for other miscellaneous expenses.

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

B.	Liquidity and Capital Resources

At December 31, 2019, we had $5,731,691 in cash. In addition, as of December 31, 2019, we had an accumulated deficit in the amount of $143,909,438. Since inception, we have funded our operations primarily through the sale of equity securities and debt financing.

On September 26, 2018, we entered into a Purchase Agreement with Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of our ADSs beginning on the effective date of a registration statement related to the transaction. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, we issued 30,000,000 ordinary shares to Aspire Capital, the Commitment Shares, and sold to Aspire Capital 25,000,000 ordinary shares, the Initial Shares, for $0.02 per share (equivalent to $2.00 per ADS) for gross proceeds of $500,000. In addition to the issuance of the Commitment Shares and Initial Shares, during the year ended December 31, 2019, we sold to Aspire Capital 428,333,300 ordinary shares for gross proceeds of $8,768,125. As of December 31, 2019, $10,731,875 of the original purchase commitment remains available under the facility. Subsequent to December 31, 2019, we sold 65,000,000 additional shares to Aspire Capital for gross proceeds of $1,108,350 .  To date, we have sold to Aspire Capital a total of $10,376,475 of ordinary shares and $9,623,525 million remains available for draw down under the Purchase Agreement. See “- Aspire Capital Financing Arrangement” below. In addition, in March 2019, we received a research and development tax credit of approximately $4,900,000 for the year ended December 31, 2017 from the HM Revenues and Customs, or HMRC. In October 2019, we received research and development tax credits from HMRC of approximately $2,900,000 for the year ended December 31, 2018 and $127,000 due to amendments filed for the year ended December 31, 2017.

We have not yet generated any revenues and we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. We believe our current cash is sufficient to fund future operations through the end of the second quarter of 2020 and we plan to raise additional funds from external sources or from Aspire Capital. This forecast of cash resources is forward-looking information that involves risks and uncertainties, and the actual amount of our expenses over the next months could vary materially and adversely as a result of a number of factors, including the risks and uncertainties set forth in Item 3D under the heading “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2019.

For the year ended December 31, 2019, we reported a net loss of $17,105,791 and we expect to continue to incur substantial losses over the next several years during our development phase. Our independent registered public accounting firm, in its report on our audited financial statements for the year ended December 31, 2019 expressed substantial doubt about our ability to continue as a going concern. To fully execute our business plan, we will need, among other things, to complete our research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If we are not successful in these activities or there is not a favorable resolution of the SEC investigation, it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund our capital needs, we plan to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales. Additional funds may not be available when we need them, on terms that are acceptable to it, or at all. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution. There can be no assurance that we will be successful in obtaining an adequate level of financing needed for our long-term research and development activities. If we are unable to raise sufficient capital resources, we will not be able to continue the development of all of our products or may be required to delay part of our development programs and significantly reduce our activities in order to maintain our operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

Aspire Capital Financing Arrangement

On September 26, 2018, we entered into the Purchase Agreement with Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of our ADSs, during a 30-month period beginning March 4, 2019, the effective date of a registration statement related to the transaction. Concurrently with entering into the Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital, or the Registration Rights Agreement, in which we agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act, the sale of our securities that have been and may be issued to Aspire Capital under the Purchase Agreement. Subsequently on October 9, 2018, we filed the registration statement on Form F-1 to register the resale of such securities and such registration statement was declared effective on March 4, 2019.

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

The Purchase Agreement provides that we and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of our ADSs is less than $0.25. There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of sales of our ADSs to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as directed by us in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, we issued to Aspire Capital 30,000,000 ordinary shares of us, the Commitment Shares, and sold to Aspire Capital 25,000,000 ordinary shares, or the Initial Shares, for $0.02 per share (equivalent to $2.00 per ADS). The Purchase Agreement may be terminated by us at any time, at our discretion, without any cost to us. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of our securities during any time prior to the termination of the Purchase Agreement. Any proceeds we receive under the Purchase Agreement are expected to be used for working capital and general corporate purposes.

In addition to the 30,000,000 Commitment Shares and the 25,000,000 Initial Shares sold to Aspire Capital in September 2018 for gross proceeds of $500,000, we sold 428,333,300 ordinary shares to Aspire Capital in 2019 in accordance with the terms of the Purchase Agreement for gross proceeds of $8,768,125.  To date, we have sold to Aspire Capital a total of $10,376,475 of ordinary shares and $9,623,525 million remains available for draw down under the Purchase Agreement.

July 2019 Registered Direct Offering

On July 3, 2019, the Company sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, the Company’s Chairman, an aggregate of 2,368,392 ADSs in the Registered Direct Offering. The Company also entered into a letter agreement with the Placement Agent to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in this Registered Direct Offering, the Company issued unregistered warrants to investors and the Placement Agent to purchase an aggregate of 1,361,842 ADSs in a private placement at $3.00 per ADS and $2.85 per ADS respectively.

February 2020 Private Placements

On February 13, 2020, February 18, 2020, February 19, 2020 and February 28, 2020, we entered into securities purchase agreements with certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million. The Company also entered into a letter agreement with the Placement Agent to serve as the placement agent for the Company in connection with this offering. In connection with the offering, we issued to the investors and the Placement Agent unregistered warrants to purchase 2,810,136 ADSs at $2.20 per ADS and 449,623 ADSs at $2.55 per ADS, respectively.

Cash Flows

Net cash used in operating activities was $12,918,000 during the year ended December 31, 2019 compared to $22,580,000 during the year ended December 31, 2018. Net cash flow used in operating activities was primarily attributed to our ongoing research activities to support nomacopan, including manufacturing, clinical trial and preclinical activities.

Net cash used in operating activities was $22,580,000 during the year ended December 31, 2018 compared to $31,599,000 during the year ended December 31, 2017. Net cash flow used in operating activities was primarily attributed to our ongoing research activities to support nomacopan, including manufacturing, clinical trial and preclinical activities.

There was no net cash provided by investing activities during the years ended December 31, 2019 and 2018.

There was no net cash provided by or used in investing activities during the year ended December 31, 2018 compared to cash provided by investing activities of $9,985,000 during the year ended December 31, 2017, which was cash used to purchase office equipment and short-term investments offset by maturities of short-term securities.

Net cash provided by financing activities was $12,648,000 during the year ended December 31, 2019 related to draw downs under the Aspire Capital Financing Arrangement and proceeds from the July 2019 Registered Direct Offering, compared to $306,000 during the year ended December 31, 2018 related to draw downs under the Aspire Capital Financing Arrangement.

Net cash provided by financing activities was $306,000 during the year ended December 31, 2018 related to draw downs under the Aspire Capital Financing Arrangement, compared to $15,672,000 during the year ended December 31, 2017  related to the public offering completed in October 2017.

C.	Research and Development, Patents and Licenses

Our research and development expenditures were approximately $8,739,000, $11,795,000 and $23,285,000 for the years ended December 31, 2019, 2018 and 2017 respectively. Most of such research and development expenditures were in the form of payments to third parties to carry out our manufacturing, pre-clinical and clinical research activities.

We incurred the following research and development expenses for the years ended December 31, 2019, 2018 and 2017:

	Years ended December 31,
	(in $000’s)
	2019	2018	2017
Direct Expenses:
Nomacopan	$6,699	$6,961	$14,063
Clinical trials	5,142	4,030	3,915
Other	1,108	1,000	1,572
Total direct expenses	$12,949	$11,991	$19,550

Indirect Expenses:
Staffing	2,441	2,407	2,001
Other indirect	1,257	1,191	1,734
Total indirect expenses	$3,698	$3,598	$3,735
Tax credits	(7,907)	(3,794)	-
Total Research and Development	$8,739	$11,795	$23,285

D.	Trend Information

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

E.	Off-balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

F.	Contractual Obligations

We do not have any significant contractual obligations as of December 31, 2019.

We lease office space in London, UK and New York, NY on a short-term basis.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table presents the names of the current members of our board of directors and executive officers.

Name	Age	Position

James Hill, M.D.	74	Class A Director

Stuart Ungar, M.D.	76	Class A Director

David Byrne	60	Class A Director

Donald Williams	61	Class A Director

Michael Grissinger	66	Class A Director

Dr. Peter Feldschreiber	76	Class A Director

Clive Richardson	55	Class B Director —Chief Executive Officer and Chief Operating Officer

Ray Prudo	75	Class C Director — Executive Chairman of the Board

Biographical information of the members of our board of directors and executive officers is set forth below.

James Hill, M.D., age 74, has served as a member of our board of directors since September 2015. Prior to joining our board of directors, Dr. Hill was a non-executive director and Chairman of Genetix Group Plc from 2001 to 2009, an AIM listed company providing scientists with intelligent solutions for cell imaging and analysis. Previously Dr. Hill was a director and Senior Vice President of Corporate Affairs with SmithKline Beecham, from 1994 to 2001, with global responsibility for Investor Relations, Government Affairs, Communication and was a member of the corporate management team which oversaw corporate strategy. Dr. Hill’s prior experience was in the field of strategic product development working closely with research and development and the global markets. Dr. Hill qualified in medicine at Guys Hospital and became a fellow to The Royal Colleges of Physicians in both London and Edinburgh and was earlier awarded a Hunterian Professorship by The Royal College of Surgeons in England.

Stuart Ungar, M.D., age 76, has served as a member of our board of directors since September 2015. Dr. Ungar is currently a member of our board of directors. After pursuing post-graduate studies in Internal Medicine and research in neuro-pharmacology at The Royal Post-Graduate Medical School, UK, Dr. Ungar was in practice as an Internist at The Princess Grace Hospital, London. Following fifteen years of practice he, jointly with Dr. Raymond Prudo, founded The Doctors Laboratory PLC (TDL), a general pathology laboratory, which provided analytical services to clinicians and pharmaceutical organizations throughout the United Kingdom and abroad. During his tenure as Chairman and Board Director, The Doctors Laboratory PLC grew from a start-up to become one of the largest pathology laboratories in the United Kingdom. It was sold to Sonic Healthcare, a quoted Australian PLC in 2002. Dr. Ungar studied medicine and biochemistry in the University of London at the Royal Free Hospital School of Medicine. As a post-graduate he was admitted to The Royal College of Physicians of the United Kingdom. Dr. Ungar is a Life Fellow of The Royal Society of Medicine and a founder and former Vice-President of The Independent Doctors Federation.

David Byrne, age 60, has served as a member of our board of directors since June 2016. Mr. Byrne is currently Group Chief Executive Officer of Sonic Healthcare UK Group, the United Kingdom’s largest NGO clinical diagnostics organization, a position that he has held since 1997. Mr. Byrne is also the CEO of The Doctors Laboratory which is a subsidiary of Sonic. Mr. Byrne also currently serves as a Main Board Director for CIS Healthcare Limited and served as a Main Board Finance Director for Clinisys Solutions Ltd from 2000 to 2007. He is a UK Chartered Certified Accountant with over 25 years’ experience in corporate finance and developing early stage biotechnology and medical services companies.

Donald Williams, age 61, has served as a member of our board of directors since June 2016. Mr. Williams is a 35-year veteran of the public accounting industry who retired in 2014. Mr. Williams spent 18 years as a partner at Ernst & Young and the last seven years as a partner at Grant Thornton. Mr. Williams’ career focused on private and public companies in the technology and life sciences sectors. During the last seven years at Grant Thornton, he served as the National Leader of Grant Thornton’s Life Sciences Practice and the Managing Partner of the San Diego Office. He was the lead partner for both Ernst & Young and Grant Thornton on multiple initial public offerings; secondary offerings; private and public debt financings; as well as numerous mergers and acquisitions. Mr. Williams serves as a director of Alphatec Holdings, Inc., Impedimed Limited and Leading Biosciences, Inc. Mr. Williams served on the board of directors and is past President and Chairman of the San Diego Venture Group and has served on the board of directors of various charitable organizations in the communities in which he has lived. Mr. Williams is a graduate of Southern Illinois University with a B.S. degree.

Michael Grissinger, age 66, has served as a member of our board of directors since January 2018. Mr. Grissinger spent 22 years at Johnson & Johnson, retiring in 2018. During his Johnson and Johnson tenure, Mr. Grissinger served in a variety of senior-level management roles including Vice President- Corporate Development, Vice President- Worldwide Business Development & Licensing, as well as Vice President and Head- Mergers & Acquisitions for the pharmaceuticals group. Prior to Johnson & Johnson, Mr. Grissinger spent 12 years at Ciba-Geigy in finance, marketing, and business development roles. In addition to Akari, Mr. Grissinger also serves as a member of the board of directors of resTORbio and Atrin Pharmaceuticals. Mr. Grissinger holds a B. Sc. in Chemistry from Juniata College and an MBA from Temple University- Fox School of Business.

Dr. Peter Feldschreiber, age 76, has served as a member of our board of directors since January 2018. Dr. Feldschreiber is dual qualified as a physician and barrister with extensive experience both in the pharmaceutical industry and healthcare law. Since 2004, Dr. Feldschreiber has been a member of 4 New Square chambers in Lincoln’s Inn. He has over 20 years’ experience in the pharmaceutical industry including 10 years’ as European Medical Director at Proctor and Gamble Limited and he has held appointments as Senior Medical Assessor and Special Litigation Coordinator to the Commission on Human Medicines, a U.K. government advisory body, as well as the Committee on Safety of Devices, Medicines, and Healthcare Products Regulatory Agency, part of the U.K. government’s Department of Health. Dr. Feldschreiber is General Editor of the Law and Regulation of Medicines (Oxford University Press) and Consultant Editor for the section on Medicinal Products and Drugs in the Fifth Edition of Halsbury’s Laws of England. Dr. Feldschreiber holds a B.Sc. MB.BS from Kings College Hospital Medical School, University of London, is a Fellow of the Faculty of Pharmaceutical Medicine Royal College of Physicians and holds an LLB Hons. from Thames Valley University.

Clive Richardson, age 55, has served as our Chief Operating Officer and member of our board of directors since September 2015, as our Interim Chief Executive Officer from May 2018 until July 2019, and as our Chief Executive Officer since July 2019. Prior to that, Mr. Richardson was Head of Operations for Volution, a position he has held from January 2014 until September 2015 and before that he was a consultant to Volution’s predecessor company, Varleigh Immuno Pharmaceuticals, since inception in 2007. Prior to working for Volution and Varleigh, Mr. Richardson served as a member of the board of directors for a range of international healthcare companies, including CIS Healthcare Ltd. and Clinisys Ltd. Mr. Richardson was formerly Head of Equities Research for Investec Bank, and worked as a strategy consultant for L.E.K. Consulting. Mr. Richardson holds an M.A. in Zoology from Trinity College, Oxford University.

Ray Prudo, M.D. age 75, has served as our Executive Chairman since September 2015. Dr. Prudo has been an active investor and developer of healthcare companies for 25 years. Dr. Prudo is the Founder, Chairman, and Chief Executive Officer of Volution and its predecessor company, Varleigh Immuno Pharmaceuticals, since inception in 2007. He is currently a board member of several UK healthcare companies. Dr. Prudo holds an MBBS from the University of London, and an FRCP(C) from the Royal College of Physicians and Surgeons of Canada.

Director or Officer Involvement in Certain Legal Proceedings

Our directors and executive officers were not involved in any legal proceedings as described in Item 401(f) of Regulation S-K in the past ten years, other than the fact that Mr. Williams had served as a member of the Board of Directors of Proove Biosciences, Inc., a private company, from January 2015 until May 2017, which entity went into receivership in approximately September 2017.

B.	Compensation

Summary Compensation Table

The following table shows the compensation paid or accrued during the last two fiscal years ended December 31, 2019 and 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Ray Prudo,	2019	400,000	200,000	—	—	—	—	—		600,000
Executive
Chairman	2018	212,180	106,090	—	—	—	—	—		318,270

Clive	2019	432,408	177,028	—	—	—	—	43,241	(2)	652,677
Richardson,
Chief Executive Officer and Chief Operating Officer	2018	354,405	131,755	—	253,123	—	—	34,683	(2)	773,966

Dov Elefant,	2019	201,007	—	—	—	—	—	14,000	(2)	215,007
Former Chief Financial
Officer (3)	2018	264,000	66,000	—	—	—	—	13,691	(2)	343,691

David Horn	2019	—	—	—	—	—	—	—		—
Solomon Ph.D.,
Former Chief Executive Officer (4)	2018	183,371	—	—	—	—	—	4,261	(5)	187,632

(1)	These amounts represent the aggregate grant date fair value for option awards for fiscal years 2019 and 2018, respectively, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in our Financial Statements, included in our Annual Report on Form 20-F for the years ended December 31, 2019 and 2018.

(2)	Consists of company contributions to a 401K plan or pension scheme.

(3)	Mr. Elefant resigned as Chief Financial Officer in September 2019.

(4)	Dr. Solomon was appointed as our Chief Executive Officer on August 28, 2017 and resigned as Chief Executive Officer on May 8, 2018.

(5)	Consists of $1,000 per month allowance. See “Item 6 B. Directors, Senior Management and Employees—Compensation”.

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

Clive Richardson.   On September 21, 2015, in connection with the Acquisition, we entered into an executive employment agreement with our Chief Operating Officer and director, Clive Richardson. The employment agreement was effective as of September 16, 2015 and shall continue in effect until terminated by either party upon at least six months’ prior written notice. On May 8, 2018, Mr. Richardson was appointed Interim Chief Executive Officer and on July 18, 2019 as Chief Executive Officer.

Mr. Richardson’s current annual base salary is £337,428 (approximately $432,000), beginning January 1, 2019. Mr. Richardson is also entitled to an annual cash bonus with a target of 40% of base salary, provided that the actual amount of such bonus may be greater or less that the target amount. The employment agreement also provides that Mr. Richardson is entitled to a stock option grant to purchase 16,271,850 ordinary shares (equivalent to 162,718 ADSs). This option was granted under our 2014 Plan on September 21, 2015, has a ten-year term, is exercisable at a price equal to $0.3221 per share (or $32.21 per ADS) and vests ratably on a semi-annual basis over four years, with a minimum 25% vesting, subject to acceleration in the case of change of control or non-renewal of the employment agreement.

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

In October 2018, we entered into an Option and Bonus Letter with Mr. Richardson which granted Mr. Richardson options to purchase 20,000,000 ordinary shares (equivalent to 200,000 ADSs) subject to the terms and conditions of our 2014 Plan in consideration for his new appointment as interim Chief Executive Officer. The option has a ten-year term, is exercisable at a price equal to $0.0187 per share (or $1.87 per ADS) and vests ratably on an annual basis over four years. The Option and Bonus Letter also entitles Mr. Richardson to a cash bonus of three times (3x) his annual salary and benefits in the event of a sale transaction.

Dov Elefant.   On September 21, 2015, in connection with the Acquisition, we entered into an executive employment agreement with our former Chief Financial Officer, Dov Elefant. Mr. Elefant resigned as Chief Financial Officer in September 2019.

Mr. Elefant’s most recent base salary was $282,480. Mr. Elefant was also entitled to an annual cash bonus with a target of 25% of base salary, provided that the actual amount of such bonus may be greater or less that the target amount. The employment agreement also provided that Mr. Elefant was entitled to a stock option grant to purchase 4,067,963 ordinary shares (equivalent to 40,679 ADSs). This option was granted under our 2014 Plan on September 21, 2015, had a ten-year term, exercisable at a price equal to $0.3221 per share (or $32.21 per ADS) and vested ratably on a semi-annual basis over four years, subject to acceleration in the case of change of control or non-renewal of the employment agreement.

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

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding all outstanding equity awards for (1) our Executive Chairman, (2) our Chief Executive Officer and Chief Operating Officer and (3) our former Chief Financial Officer as of December 31, 2019:

	Option Awards[1]
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)		Number of Securities Underlying Unexercised Options (#) Unexercisable(1)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Ray Prudo	—		—		—	—	—
Clive Richardson	16,271,850	(2)	—		—	0.3221	9/21/2025
	2,250,000	(3)	2,250,000	(3)	—	0.035992	9/1/2027
	5,000,000	(4)	15,000,000	(4)	—	0.0187	8/15/2028
Dov Elefant	—		—		—	—	—

(1)	Amounts represent options to purchase ordinary shares.

(2)	These options were granted on September 21, 2015, in connection with the Acquisition, have a ten-year term and vest over a four-year period with one-sixteenth of the options granted vesting every three months beginning September 21, 2015, through 2019.

(3)	These options were granted on September 1, 2017, have a ten-year term and vest annually over a four-year period.

(4)	These options were granted on August 15, 2018, have a ten-year term and vest annually over a four-year period.

Director Compensation

Our director compensation program is administered by our board of directors with the assistance of the compensation committee. The compensation committee conducts an annual review of director compensation and makes recommendations to the board with respect thereto.

The shareholders approved our Directors Remuneration Policy on July 14, 2017 to provide a framework for the Director’s compensation package. In addition, the Company has a non-employee director compensation policy, which was amended and restated on November 19, 2015 and was subsequently amended on June 29, 2016, January 26, 2017, January 23, 2018 and on January 8, 2019. On January 9, 2020, our board resolved that the cash compensation and committee membership fees would remain the same as they were for 2019. As a result, our non-employee directors will be compensated for service on our board of directors as follows in 2020:

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

The following table sets forth information regarding the total compensation awarded to, earned by or paid to each of our non-employee directors during the year ended December 31, 2019 for their service on our board of directors. Dr. Prudo, our Executive Chairman and Clive Richardson, our Chief Executive Officer and Chief Operating Officer, did not receive any additional compensation for their service as a director during 2019. The compensation that we pay to the foregoing persons is discussed in the “Summary Compensation Table” above.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
James Hill, M.D. (2)	$62,752	$17,259	$80,011
Stuart Ungar (3)	49,947	17,259	67,206
David Byrne (4)	52,143	17,259	69,402
Donald Williams (5)	56,838	17,259	74,097
Peter Feldschreiber (6)	49,947	17,259	67,206
Michael Grissinger (7)	39,338	17,259	56,597

(1)	These amounts represent the aggregate grant date fair value of options granted to each director during the year ended December 31, 2019 computed in accordance with ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in our Audited Financial Statements, included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

(2)	As of December 31, 2019, options to purchase an aggregate of 6,500,000 ordinary shares (equivalent to 65,000 ADSs) were outstanding, of which 5,200,000 ordinary shares (equivalent to 52,000 ADSs) were exercisable.

(3)	As of December 31, 2019, options to purchase an aggregate of 6,500,000 ordinary shares (equivalent to 65,000 ADSs) were outstanding, of which 5,200,000 ordinary shares (equivalent to 52,000 ADSs) were exercisable.

(4)	As of December 31, 2019, options to purchase an aggregate of 6,500,000 ordinary shares (equivalent to 65,000 ADSs) were outstanding, of which 5,200,000 ordinary shares (equivalent to 52,000 ADSs) were exercisable.

(5)	As of December 31, 2019, options to purchase an aggregate of 7,250,000 ordinary shares (equivalent to 72,500 ADSs) were outstanding, of which 5,950,000 ordinary shares (equivalent to 59,500 ADSs) were exercisable.

(6)	As of December 31, 2019, options to purchase an aggregate of 3,900,000 ordinary shares (equivalent to 39,000 ADSs) were outstanding, 1,625,000 ordinary shares (equivalent to 16,250 ADSs) of which were exercisable.

(7)	As of December 31, 2019, options to purchase an aggregate of 3,900,000 ordinary shares (equivalent to 39,000 ADSs) were outstanding, 1,625,000 (equivalent to 16,250 ADSs) of which were exercisable.

C.	Board Practices

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

As of December 31, 2019, we had ten full-time employees. Five of our employees were engaged in research and development and five employees were engaged in management, administration and finance. Eight are located in England and two are located in the United States.

None of our employees are members of labor unions.

E.	Share Ownership

Information with respect to share ownership of members of our board of directors and executive officers is included in “Item 7. Major Shareholders and Related Party Transactions”

Option Plans

2014 Plan

Our board of directors approved the 2014 Equity Incentive Plan, or the 2014 Plan. The 2014 Plan was most recently amended by our shareholders on September 19, 2018. The shareholders approved the 2014 Plan on June 19, 2014. The purpose of the 2014 Plan is to enable us to continue to attract and retain professional personnel for the purposes of executing our clinical development plan. The material terms of the 2014 Plan are set forth below.

The option plan is administered by our board of directors and grants are made pursuant thereto by the compensation committee. The aggregate number of ordinary shares that may be issued upon exercise of options under the 2014 Plan shall be the sum of: (i) 183,083,207 ordinary shares and (ii) any ordinary shares that are represented by awards granted under the Company’s 2007 Stock Option Plan that are forfeited, expire or are cancelled without delivery of ordinary shares or which result in the forfeiture of ordinary shares back to the Company on or after June 19, 2014, or the equivalent of such number of ordinary shares after the administrator, in its sole discretion, has interpreted the effect of any stock split, stock dividend, combination, recapitalization or similar transaction in accordance with the 2014 Plan; provided, however, that no more than 480,000 ordinary shares shall be added to the 2014 Plan pursuant to subsection (ii). Options may be granted at any time. As of December 31, 2019, options to purchase 94,349,035 of our ordinary shares were outstanding under the 2014 Plan. Unless sooner terminated, the Plan shall expire on April 30, 2024.

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

The option plan was administered by the board of directors and grants were made pursuant thereto by the compensation committee. The aggregate number of ordinary shares that could be issued upon exercise of options under the 2007 Stock Option Plan could not exceed 5,865,000 ordinary shares. The board of directors could have, at any time during the term of the 2007 Stock Option Plan, increased the number of shares available for grant under the 2007 Stock Option Plan. As of August 28, 2017, options to purchase 480,000 of our ordinary shares were outstanding under the 2007 Stock Option Plan when the Plan expired on the tenth anniversary of its effective date. As of December 31, 2019, there were no options outstanding under the 2007 Stock Option Plan.

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

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 15, 2020, the latest practicable date for inclusion in this annual report (except where otherwise indicated), for:

•	each person, or group of affiliated persons, who are known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	each member of our board of directors;

•	each of our other executive officers; and

•	all of our directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of March 15, 2020, through the exercise of any option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

Ordinary shares that may be acquired by an individual or group within 60 days of March 15, 2020, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The percentage of ownership is based on 2,872,895,513 shares of ordinary shares outstanding on March 15, 2020, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Akari does not know of any arrangements, including any pledge by any person of securities of Akari, the operation of which may at a subsequent date result in a change of control of Akari. Unless otherwise noted, the address of each director and executive officer of Akari is: c/o Akari Therapeutics, Plc, 75/76 Wimpole Street, London W1G 9RT.

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ordinary Shares Beneficially Owned
Directors and Executive Officers
Ray Prudo	832,477,100	(1)	28.8%
Clive Richardson	23,521,860	(2)	*
James Hill, M.D.	5,200,000	(3)	*
Stuart Ungar, M.D.	5,200,010	(4)	*
Dov Elefant	-		*
David Byrne	5,200,000	(5)	*
Donald Williams	5,950,000	(6)	*
Michael Grissinger	1,950,000	(7)	*
Peter Feldschreiber	1,950,000	(7)	*
All directors and officers as a group (9 persons)			30.0%
5% or More Shareholders
RPC Pharma Limited (8)	809,977,100		28.1%
PranaBio Investments, LLC (9)	243,404,200		8.3%
Aspire Capital Fund, LLC (10)	331,814,900		11.2%
Yasumitsu Shigeta (11)	150,009,600		5.2%

* Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)

Represents the entire holdings of RPC Pharma Limited and Dr. Ray Prudo and includes warrants to purchase 9,210,500 ordinary shares (equivalent to 92,105 ADSs) at an exercise price of $0.03 per share (or $3.00 per ADS) which expire on July 1, 2024 and warrants to purchase additional 7,500,000 ordinary shares (equivalent to 75,000 ADSs) at an exercise price of $0.02 per share (or $2.20 per ADS) which expire on February 21, 2025. Dr. Prudo has voting and dispositive control over the ordinary shares held by RPC Pharma Limited and owns approximately 67.8% of RPC’s outstanding shares (including option grants), including 10.6% of RPC’s outstanding shares held in trust for Dr. Ungar. Dr. Prudo disclaims beneficial ownership except to the extent of his actual pecuniary interest in such shares.

(2)	Consists of options to purchase 16,271,850 ordinary shares (equivalent to 162,719 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS), which expire on September 21, 2025, options to purchase 2,250,000 ordinary shares (equivalent to 22,500 ADSs) at an exercise price of $0.035992 per share (or $3.5992 per ADS) and which expire on September 1, 2027, and options to purchase 5,000,000 ordinary shares (equivalent to 50,000 ADSs) at an exercise price of $0.0187 per share (or $1.87 per ADS) and which expire on August 15, 2028. Does not include (i) options to purchase 2,250,000 ordinary shares (equivalent to 22,500 ADSs) at an exercise price of $0.035992 per share (or $3.5992 per ADS) and which expire on September 1, 2027 that vest in more than 60 days from March 15, 2020, and (ii) options to purchase 15,000,000 ordinary shares (equivalent to 150,000 ADSs) at an exercise price of $0.0187 per share (or $1.87 per ADS) and which expire on August 15, 2028 that vest in more than 60 days from March 15, 2020.

(3)	Consists of (i) options to purchase 231,278 ordinary shares (equivalent to 2,312 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS), which expire on September 21, 2025, (ii) options to purchase 1,068,722 ordinary shares (equivalent to 10,687 ADSs) at an exercise price of $0.1917 per share (or $19.17 per ADS), which expire on November 25, 2025, (iii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, (iv) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027, and (v) options to purchase 1,300,00 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028. Does not include options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029 that vest in more than 60 days from March 15, 2020. Also, does not include shares held by RPC Pharma Limited of which he has a pecuniary interest. Dr. Hill disclaims beneficial ownership of the shares held by RPC Pharma Limited.

(4)	Consists of (i) options to purchase 211,278 ordinary shares (equivalent to 2,112 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS), which expire on September 21, 2025, (ii) options to purchase 1,088,722 ordinary shares (equivalent to 10,887 ADSs) at an exercise price of $0.1917 per share (or $19.17 per ADS), which expire on November 25, 2025, (iii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, (iv) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027, and (v) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028. Does not include options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029 that vest in more than 60 days from March 15, 2020. Also, does not include shares held by RPC Pharma Limited of which he has a pecuniary interest. Dr. Ungar disclaims beneficial ownership of the shares held by RPC Pharma Limited.

(5)	Consists of (i) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.1796 per share (or $17.96 per ADS), which expire on April 22, 2026, (ii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, (iii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027, and (iv) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028. Does not include options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029 that vest in more than 60 days from March 15, 2020. Also, does not include shares held by RPC Pharma Limited of which he has a pecuniary interest. Mr. Byrne disclaims beneficial ownership of the shares held by RPC Pharma Limited.

(6)	Consists of (i) options to purchase 2,600,000 ordinary shares (equivalent to 26,000 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, (ii) 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027, (iii) options to purchase 1,300,00 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028, and (iv) options to purchase 750,000 ordinary shares (equivalent to 7,500 ADSs) at an exercise price of $0.0175 per share (or $1.75 per ADS) and which expire on November 16, 2028. Does not include options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029 that vest in more than 60 days from March 15, 2020.

(7)	Consists of (i) options to purchase 650,000 ordinary shares (equivalent to 6,500 ADSs) at an exercise price of $0.0347 per share (or $3.47 per ADS) and which expire on January 23, 2028, and (ii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028. Does not include options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029 that vest in more than 60 days from March 15, 2020.

(8)	The principal business office of RPC Pharma Limited is c/o Landmark Fiduciare (Suisse) SA, 6 Place des Eaux-Vives, P.O. Box 3461, Geneva, V8 1211, Switzerland.

(9)	Represents the entire holdings of Pranabio Investments, LLC and includes warrants to purchase 32,500,000 ordinary shares (equivalent to 325,000 ADSs) at an exercise price of $0.03 per share (or $3.00 per ADS) which expire on July 1, 2024 and warrants to purchase additional 30,000,000 ordinary shares (equivalent to 300,000 ADSs) at an exercise price of $0.02 per share (or $2.20 per ADS) which expire on February 21, 2025. Pranabio Investments, LLC is a Texas limited liability company. Samir R. Patel is the managing member and has sole voting and investment power with respect to the shares.

(10)	Represents the holdings of Aspire Capital Fund, LLC and includes warrants to purchase 26,315,800 ordinary shares (equivalent to 263,158 ADSs) at an exercise price of $0.03 per share (or $3.00 per ADS) which expire on July 1, 2024 and warrants to purchase additional 58,823,500 ordinary shares (equivalent to 588,235 ADSs) at an exercise price of $0.02 per share (or $2.20 per ADS) which expire on March 3, 2025. Aspire Capital Partners LLC (“Aspire Partners”) is the Managing Member of Aspire Capital Fund, LLC (“Aspire Fund”). SGM Holdings Corp (“SGM”) is the Managing Member of Aspire Partners. Mr. Steven G. Martin (“Mr. Martin”) is the president and sole shareholder of SGM, as well as a principal of Aspire Partners. Mr. Erik J. Brown (“Mr. Brown”) is the president and sole shareholder of Red Cedar Capital Corp (“Red Cedar”), which is a principal of Aspire Partners. Mr. Christos Komissopoulos (“Mr. Komissopoulos”) is president and sole shareholder of Chrisko Investors Inc. (“Chrisko”), which is a principal of Aspire Partners. Mr. William F. Blank, III (“Mr. Blank”) is president and sole shareholder of WML Ventures Corp. (“WML Ventures”), which is a principal of Aspire Partners. Each of Aspire Partners, SGM, Red Cedar, Chrisko, WML Ventures, Mr. Martin, Mr. Brown, Mr. Komissopoulos and Mr. Blank may be deemed to be a beneficial owner of ADSs by Aspire Fund. The principal business office of Aspire Partners is 155 North Wacker Drive, Suite 1600, Chicago IL 60606. Each of Aspire Partners, SGM, Red Cedar, Chrisko, WML Ventures, Mr. Martin, Mr. Brown, Mr. Komissopoulos and Mr. Blank disclaims beneficial ownership of the ADSs held by Aspire Fund.

(11)	Based on a 13G filed on August 19, 2019, the principal business office of Yasumitsu Shigeta is XYMAX Kamiyacho Building 8/F, 5-12-13 Toranomon, Minato-ku, Tokyo 105-0001, Japan.

Deutsche Bank Trust Company Americas, or Deutsche Bank, is the holder of record for the company’s ADR program, pursuant to which each ADS represents 100 ordinary shares. As of March 15, 2020, Deutsche Bank held 2,868,158,800 ordinary shares representing 99.8% of the issued share capital held at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

To our knowledge, the only significant changes in the percentage ownership held by our more than 5% shareholders as reported in our annual reports during the past three years are as follows: (i) the ownership percentage of RPC Pharma Limited decreased by 20.5% to 28.8% from 49.3% as of March 15, 2019, (ii) in 2019, the ownership percentage of PranaBio Investments LLC increased to over 5%, (iii) in 2019, the ownership percentage of Aspire Capital Fund LLC increased to over 10%, and (iv) in 2018, the ownership percentage of Yasumitsu Shigeta increased to over 5%.

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

Office Lease

We lease our UK office space from The Doctors Laboratory, or TDL, and have incurred expenses of approximately $134,000, $139,000 and $141,000 plus VAT during the years ended December 31, 2019, December 31, 2018 and December 31, 2017, respectively. David Byrne, a non-employee director of ours is also the CEO of TDL.

Laboratory Testing Services

We received laboratory testing services for our clinical trials provided by TDL and have incurred expenses of approximately $186,000, $8,000 and $8,000 plus VAT during the years ended December 31, 2019, 2018 and 2017, respectively.

Consulting

Since January 2018, we have received business development consulting services from Michael Grissinger, a non-employee director of the Company. We have incurred expenses of approximately $100,000 and $84,000 during the years ended December 31, 2019 and 2018, respectively, relating to these consulting services.

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

Our ADSs have been listed on the Nasdaq Capital Market under the symbol “AKTX” since September 21, 2015 and under the symbol “CLTX” from January 31, 2014 until September 18, 2015. Prior to that, our ADSs were quoted on the OTCQB under the symbol “CLSXD” from January 3, 2014 to January 30, 2014 and were quoted on the OTCQB under the symbol “CLSXY” from September 16, 2013 until January 2, 2014 and under the symbol “MRRBY” from February 19, 2013 to September 15, 2013. Effective January 3, 2014, our ratio of ADSs to ordinary shares changed from one ADS per each two ordinary shares to one ADS per each ten ordinary shares and, effective as of September 17, 2015, our ratio of ADSs is to ordinary shares changed from one ADS per each ten ordinary shares to one ADS per each one hundred ordinary shares. Currently, each ADS represents one hundred ordinary shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “Offering and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Our board of directors is generally authorized to issue up to 10,000,000,000 ordinary shares of £0.01 each until June 28, 2022, without seeking shareholder approval, subject to certain limitations. As of March 15, 2020, there were 2,872,895,513 ordinary shares outstanding, outstanding warrants to purchase 462,160,100 ordinary shares, outstanding options to purchase 94,349,035 ordinary shares and 88,734,172 ordinary shares available for future issuance under our 2014 Equity Incentive Plan. All of our existing issued ordinary shares are fully paid. Accordingly, no further capital may be required by us from the holders of such shares.

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

During the three years ended March 15, 2020, we have issued an aggregate of 1,695,202,130 ordinary shares as well as options and warrants to purchase an aggregate of 561,360,100 ordinary shares.

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

Notwithstanding the foregoing, a director is entitled to vote and be counted in the quorum in respect of any resolution concerning any of the following matters:

•	the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the Company or any of our subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

•	any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of our subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant as the holder of such shares, debentures or other securities or in its underwriting or sub-underwriting;

•	any contract, arrangement, transaction or other proposal concerning any other company in which he holds an interest not representing one per cent. or more of any class of the equity share capital (calculated exclusive of any shares of that class held as treasury shares) of such company, or of any third company through which his interest is derived, or of the voting rights available to members of the relevant company, any such interest being deemed for the purpose of this regulation to be a material interest in all circumstances;

•	any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval by Her Majesty’s Revenue & Customs;

•	any contract, arrangement, transaction or proposal concerning the adoption, modification or operation of any scheme for enabling employees, including full time executive directors of the Company or any of our subsidiaries to acquire shares of the Company or any arrangement for the benefit of employees of the Company or any of our subsidiaries, which does not award him any privilege or benefit not awarded to the employees to whom such scheme relates; or

•	any contract, arrangement, transaction or proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of directors or for the benefit of persons including directors.

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

Redemption Provisions

We may, subject to applicable law and to our Articles of Association, issue redeemable preference shares and redeem the same.

Capital Calls

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

Holders of ADSs are also entitled to vote by supplying their voting instructions to Deutsche Bank Trust Company Americas who will vote the ordinary shares represented by their ADSs in accordance with their instructions. The ability of Deutsche Bank Trust Company Americas to carry out voting instructions may be limited by practical and legal limitations, the terms of our Articles of Association, and the terms of the ordinary shares on deposit. We cannot assure the holders of our ADSs that they will receive voting materials in time to enable them to return voting instructions to Deutsche Bank Trust Company Americas in a timely manner.

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

We may be subject to the Takeover Code, if the Takeover Panel determines that we have our place of central management and control in the United Kingdom. Whilst the Takeover Panel has not informed us of any such determination, on account of the current constitution of our board, we believe that we are currently subject to the Takeover Code. If that is the case, now or in the future, then under Rule 9 of the Takeover Code, if a person: (a) acquires an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carry 30% or more of the voting rights of our shares; or (b) who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% of the voting rights in us and does not hold shares carrying more than 50% of the voting rights in us, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

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

Pre-emptive Rights	Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess pre-emptive rights to subscribe to additional issuances of the corporation’s stock.	Under the Companies Act, “equity securities” (being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution, or the ordinary shares or (ii) rights to subscribe for, or to convert securities into, ordinary shares) proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.

Liability of Directors and Officers	Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its shareholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:	Under the Companies Act, any provision (whether contained in a company’s articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

	Delaware	England

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

Other U.K. Law Considerations

Squeeze-Out

Under the Companies Act, if a takeover offer (as defined in Section 974 of the Companies Act) is made for the shares of a company and the offeror were to acquire, or unconditionally contract to acquire: (i) not less than 90% in value of the shares to which the takeover offer relates, or the Takeover Offer Shares; and (ii) where those shares are voting shares, not less than 90% of the voting rights attached to the Takeover Offer Shares, the offeror could acquire compulsorily the remaining 10% within three months of the day after the last day on which its offer can be accepted. It would do so by sending a notice to outstanding shareholders telling them that it will acquire compulsorily their Takeover Offer Shares and then, six weeks later, it would execute a transfer of the outstanding Takeover Offer Shares in its favor and pay the consideration to the company, which would hold the consideration on trust for outstanding shareholders. The consideration offered to the shareholders whose Takeover Offer Shares are acquired compulsorily under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

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

Disclosure of Interest in Shares

Pursuant to Part 22 of the Companies Act, a company is empowered by notice in writing to require any person whom the company knows to be, or has reasonable cause to believe to be, interested in the company’s shares or at any time during the three years immediately preceding the date on which the notice is issued to have been so interested, within a reasonable time to disclose to the company details of that person’s interest and (so far as is within such person’s knowledge) details of any other interest that subsists or subsisted in those shares. If a shareholder defaults in supplying the company with the required details in relation to the shares in question, or the Default Shares, the shareholder shall not be entitled to vote or exercise any other right conferred by membership in relation to general meetings. Where the Default Shares represent 0.25% or more of the issued shares of the class in question, in certain circumstances the directors may direct that:

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

A share buyback by a company of its ordinary shares will give rise to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration payable by the company, and such stamp duty will be paid by the company. Our Articles of Association do not have conditions governing changes in our capital which are more stringent than those required by law.

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

Set forth below are summaries of material agreements to which we are a party, other than contracts entered into in the ordinary course of business. In addition to the agreements described below, we also enter into agreements with clinical research organizations, or CROs, for the conduct of our clinical trials. The descriptions provided below do not purport to be complete and are qualified in their entirety by the complete agreements, which are attached as exhibits to this Annual Report.

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

We will not seek a ruling from the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares or ADSs, and we cannot assure you that the IRS will agree with the conclusions set forth below.

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

U.K. Stamp Duty and Stamp Duty Reserve Tax (SDRT)

U.K. legislation provides that SDRT is chargeable at 1.5% on the issuance of a depositary receipt for U.K. shares or securities, or the issuance of such shares or securities into a clearance system. HMRC currently accepts that these provisions contravene European Union law, and accordingly does not seek to enforce SDRT on issues of UK shares and securities to depositary receipt issuers and clearance services anywhere in the world. The UK government has indicated that it will not seek to reimpose such a charge when European Union law ceases to apply in the United Kingdom at the end of the transition period following Brexit, which is expected to be 31 December 2020 (subject to potential extension by up to two years), although no legislation has been introduced to repeal the charging provision. HMRC still contends that stamp duty/SDRT at 1.5% is payable on transfers (by sale or otherwise) of shares and securities to depository receipt systems or clearance services that are not an integral part of an issue of share capital.

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

Passive Foreign Investment Company Rules

Based on the nature of our present business operations, assets and income, we believe that for the year 2019, we were not a PFIC. However, because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2020 or for any other taxable year. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year.

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

U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the advisability, procedure and timing of making a mark-to-market election or QEF election and the U.S. Holder’s eligibility to file such elections (including, with respect to making a mark-to-mark election, whether our ordinary shares or ADSs are treated as “marketable stock” for such purpose). A U.S. Holder will be required to file Internal Revenue Service Form 8621 if such U.S. Holder owns our ordinary shares or ADSs in any year in which we are classified as a PFIC.

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

In addition, certain U.S. Holders must report information on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to their investments in certain “foreign financial assets,” which would include an investment in our ordinary shares or ADSs, if the aggregate value of all of those assets exceeds $50,000 on the last day of the taxable year (or in some circumstances, a higher threshold). This reporting requirement applies to individuals and certain U.S. entities.

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

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your American Depository Shares (ADSs) or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Defaults

None.

B.	Arrears and Delinquencies

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in this annual report and filed with the SEC is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act, is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within our Company to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our principal executive officer and principal accounting officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the Exchange Act) as of the end of the period covered by this annual report are effective at such reasonable assurance level.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019, based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

(c)	Attestation Report of Registered Public Accounting Firm

This report does not include an attestation report of our registered public accounting firm as we are not an accelerated filer or a large accelerated filer.

(d)	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting, identified in connection with the evaluation of such internal control that occurred during the current year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Donald Williams is the audit committee financial expert.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to all of our employees, including our chief executive officer. The text of the code of conduct is posted in the “Investor Relations” section of our website at www.akaritx.com. Disclosure regarding any amendments to, or waivers from, provisions of the code of conduct that apply to our directors, principal executive and financial officers will be included in a Current Report on Form 6-K within four business days following the date of the amendment or waiver, unless website posting or the issuance of a press release of such amendments or waivers is then permitted by the rules of the Nasdaq stock market.

Item 16C.	Principal Accountant Fees and Services

BDO USA, LLP served as our independent registered public accounting firm and audited our financial statements for the years ended December 31, 2019 and 2018.

	2019	2018
Audit Fees (1)	$262,126	$226,850

(1)	Audit fees consisted of work performed in the preparation of the consolidated financial statements, interim review procedures, and work regarding a public listing or offering, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, such as statutory audits.

Pre-Approval policies and procedures

The audit committee reviews and pre-approves all audit and non-audit services performed by its independent registered public accounting firm, as well as the fees charged for such services. All fees incurred for the year ended 2019 for services rendered by BDO were approved in accordance with these policies. In its review of non-audit service fees, the audit committee considers, among other things, the possible impact of the performance of such services on the auditor’s independence. The audit committee has determined that the non-audit services performed by BDO for the year ended December 31, 2019 were compatible with maintaining the auditor’s independence.

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

Item 16H.	Mine Safety Disclosures

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

Item 18.	FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report. See page F-1.

Item 19.	EXHIBITS

Exhibit No.	Exhibit Description
2.1	Share Exchange Agreement, dated as of July 10, 2015, by and between Celsus Therapeutics Plc and RPC Pharma Limited (incorporated by reference to the exhibit previously filed on the Registrant’s Current Report on Form 8-K filed on July 13, 2015)

2.2	A description of the rights of each class of securities that is registered under Section 12 of the Exchange Act as of the end of the period covered by this report. The information required hereby is included in Items 9, 10 and 12 hereof.*

3.1	Articles of Association of Akari Therapeutics, Plc (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 18, 2017)

4.1	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-6 (No. 333-185197) filed on November 30, 2012)

4.2	Amendment to Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (No. 333-185197) filed on December 24, 2013)

4.3	Form of American Depositary Receipt; the Form is Exhibit A of the Form of Amendment to the Deposit Agreement (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-6 (No. 333-185197) filed on November 30, 2012)

4.4	Form of Amendment No. 2 to Deposit Agreement (incorporated by reference to the exhibit previously filed with the Registrant’s Post-Effective Amendment on Registration Statement Form F-6 (File No. 333-185197) filed on September 9, 2015)

4.5	Form of American Depositary Receipt; the Form is Exhibit A of the Form of Amendment to the Deposit Agreement (incorporated by reference to the exhibit previously filed with the Registrant’s Post-Effective Amendment on Registration Statement Form F-6 (File No. 333-185197) filed on September 9, 2015)

10.1+	Amended and Restated 2007 Stock Option Plan, dated April 26, 2012 (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form 20-F (No. 000-54749) filed on June 28, 2012)

10.2 +	Second Amendment to Amended and Restated 2007 Stock Option Plan, dated June 20, 2012 (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form 20-F (No. 000-54749) filed on June 28, 2012)

10.3 +	2014 Equity Incentive Plan (incorporated by reference to the exhibit previously filed with the Registrant’s Report of Foreign Private Issuer on Form 6-K (No. 001-36288) filed on June 24, 2014)

10.4	Relationship Agreement, dated as of July 10, 2015, by and between Celsus Therapeutics Plc and RPC Pharma Limited. (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on July 13, 2015)

10.5	Form of Working Capital Agreement, by and between Volution Immuno Pharmaceuticals SA and the Shareholders named therein. (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on July 13, 2015)

10.6+	Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to the exhibit previously filed with the Registrants Definitive Proxy Statement on Schedule 14A filed on August 3, 2015)

10.7	Form of Securities Purchase Agreement, dated August 17, 2015 by and among Celsus Therapeutics Plc and the Buyers (as defined therein) (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on August 18, 2015)

10.8	Form of Registration Rights Agreement, dated August 17, 2015 by and among Celsus Therapeutics Plc and the Buyers (as defined therein) (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on August 18, 2015)

10.9+	Executive Employment Agreement, dated as of September 21, 2015, by and between the Company and Dov Elefant (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on September 22, 2015)

10.10+	Employment Contract, dated as of September 21, 2015, by and between the Company and Clive Richardson (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on September 22, 2015)

Exhibit No.	Exhibit Description
10.11+	Letter Agreement between the Company and Ray Prudo dated September 21, 2015 (incorporated by reference to the exhibit previously filed with the Registrant’s Annual Report on Form 20-F filed on March 31, 2017)

10.12+	Side Letter between the Company and Ray Prudo dated September 21, 2015 (incorporated by reference to the exhibit previously filed with the Registrant’s Annual Report on Form 20-F filed on March 31, 2017)

10.13+	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on November 25, 2015)

10.14+	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on June 30, 2016)

10.15+	Underwriting Agreement between the Company and Cantor Fitzgerald & Co., as representative of the several underwriters, dated October 18, 2017 (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on October 19, 2017)

10.16+	Employment Separation and General Release Agreement dated January 4, 2018 between the Company and Robert Shaw (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on February 1, 2018)

10.17	Agreement of Sublease dated as of January 17, 2018 between SCP NY Inc. and the Company (incorporated by reference to the exhibit previously filed with the Registrant’s Annual Report on Form 20-F filed on July 18, 2018)

10.18	Employment Separation and General Release Agreement dated July 18, 2018 between the Company and David Horn Solomon (incorporated by reference to the exhibit previously filed with the Registrant’s Annual Report on Form 20-F filed on July 18, 2018)

10.19	Securities Purchase Agreement dated September 26, 2018 between the Company and Aspire Capital Fund, LLC (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on September 27, 2018)

10.20	Registration Rights Agreement dated September 26, 2018 between the Company and Aspire Capital Fund, LLC (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on September 27, 2018)

10.21+	Option and Bonus Letter between the Company and Clive Richardson dated October 19, 2018 (incorporated by reference to the exhibit previously filed with the Registrant’s Annual Report on Form 20-F filed on April 23, 2019)

10.22	Form of Securities Purchase Agreement dated as of June 28, 2019 between Akari Therapeutics, Plc and the investors listed therein (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 2, 2019)

10.23	Form of Warrant issued by Akari Therapeutics, Plc in connection with the July 2019 Registered Direct Offering (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 2, 2019)

10.24	Form of Placement Agent Warrant issued by Akari Therapeutics, Plc in connection with the July 2019 Registered Direct Offering (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-1 (333-233048) filed on August 6, 2019)

10.25

Form of Securities Purchase Agreement in connection with the February 2020 Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on March 4, 2020)

10.26

Form of Warrant issued by Akari Therapeutics, Plc in connection with the February 2020 Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on March 4, 2020)

21.1	List of subsidiaries*

23.1	Consent of registered public accounting firm*

31.1	Certification of Chief Executive Officer*

31.2	Certification of the Chief Financial Officer*

32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

32.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101.INS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Schema Linkbase Document*

101.CAL	XBRL Taxonomy Calculation Linkbase Document*

101.DEF	XBRL Taxonomy Definition Linkbase Document*

101.LAB	XBRL Taxonomy Labels Linkbase Document*

101.PRE	XBRL Taxonomy Presentation Linkbase Document*

+ Indicates management contract or compensatory plan.

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Akari Therapeutics, PLC

By:	/s/ Clive Richardson
	Name:	Clive Richardson
	Title:	Chief Executive Officer and Chief Operating Officer

Date:  March 30, 2020

AKARI THERAPEUTICS, PLC

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

U.S. DOLLARS

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Akari Therapeutics, Plc

London, United Kingdom

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Akari Therapeutics, Plc (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, shareholders’ (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

March 30, 2020

AKARI THERAPEUTICS, Plc

CONSOLIDATED BALANCE SHEETS

 (in U.S. Dollars, except share data)

	December 31, 2019	December 31, 2018
Assets

Current Assets:
Cash	$5,731,691	$5,446,138
Prepaid expenses and other current assets	712,975	1,423,184
Deferred financing costs	321,956	585,000
Total Current Assets	6,766,622	7,454,322

Restricted cash	-	521,829
Property and equipment, net	5,013	20,425
Patent acquisition costs, net	30,163	32,978
Total Assets	$6,801,798	$8,029,554

Liabilities and Shareholders' (Deficit) Equity

Current Liabilities:
Accounts payable	$1,228,772	$1,586,285
Accrued expenses	4,228,604	1,489,558
Liabilities related to options and warrants	3,116,880	1,842,424
Total Liabilities	8,574,256	4,918,267

Commitments and Contingencies

Shareholders' (Deficit) Equity:
Share capital of £0.01 par value
Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 2,245,865,913 and 1,580,693,413 at December 31, 2019 and 2018, respectively	31,987,016	23,651,277
Additional paid-in capital	110,498,824	106,616,083
Accumulated other comprehensive loss	(348,860)	(352,426)
Accumulated deficit	(143,909,438)	(126,803,647)
Total Shareholders' (Deficit) Equity	(1,772,458)	3,111,287
Total Liabilities and Shareholders' (Deficit) Equity	$6,801,798	$8,029,554

See notes to consolidated financial statements.

AKARI THERAPEUTICS, Plc

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2019, 2018 and 2017

(in U.S. Dollars)

	Years Ended December 31,
	2019	2018	2017
Operating Expenses:
Research and development expenses	$8,739,420	$11,795,376	$23,285,279
General and administrative expenses	8,223,700	10,896,158	11,798,910
Litigation settlement (gain) loss	-	(2,700,000)	2,700,000
Total Operating Expenses	16,963,120	19,991,534	37,784,189
Loss from Operations	(16,963,120)	(19,991,534)	(37,784,189)

Other Income (Expenses):
Interest income	5,531	222,256	175,393
Changes in fair value of option and warrant liabilities - (loss) gain	(60,640)	3,238,911	2,581,473
Foreign currency exchange (losses) gains	(67,256)	81,501	(358,540)
Other expenses	(20,306)	(17,914)	(13,394)
Total Other (Expenses) Income	(142,671)	3,524,754	2,384,932

Net Loss	(17,105,791)	(16,466,780)	(35,399,257)

Other Comprehensive Income (Loss):
Foreign Currency Translation Adjustment	3,566	(116,180)	43,851

Comprehensive Loss	$(17,102,225)	$(16,582,960)	$(35,355,406)

Loss per ordinary share (basic and diluted)	$(0.01)	$(0.01)	$(0.03)

Weighted average ordinary shares (basic and diluted)	1,830,998,609	1,540,309,840	1,247,293,388

See notes to and consolidated financial statements.

AKARI THERAPEUTICS, Plc

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY

For the Years Ended December 31, 2019 and 2018

(in U.S. Dollars)

				Accumulated
			Additional	Other
	Share Capital		Paid-in	Comprehensive	Accumulated
	Shares	Amount	Capital	Income (Loss)	Deficit	Total
Shareholders' Equity, December 31, 2017	1,525,693,393	$22,927,534	$104,799,550	$(236,246)	$(110,336,867)	$17,153,971

Stock-based compensation	-	-	1,649,044	-	-	1,649,044
Issuance of share capital to directors	20	-	-	-	-	-
Issuance of share capital related to financing, net of issuance costs	55,000,000	723,743	167,489	-	-	891,232
Comprehensive income loss	-	-	-	(116,180)	(16,466,780)	(16,582,960)

Shareholders’ Equity, December 31, 2018	1,580,693,413	$23,651,277	$106,616,083	$(352,426)	$(126,803,647)	$3,111,287

Stock-based compensation	-	-	1,047,387	-	-	1,047,387
Issuance of share capital related to financing, net of issuance costs	665,172,500	8,335,739	2,835,354	-	-	11,171,093
Comprehensive income loss	-	-	-	3,566	(17,105,791)	(17,102,225)

Shareholders’ (Deficit) Equity, December 31, 2019	2,245,865,913	$31,987,016	$110,498,824	$(348,860)	$(143,909,438)	$(1,772,458)

AKARI THERAPEUTICS, Plc

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019, 2018 and 2017

(in U.S. Dollars)

	Years Ended December 31,
	2019	2018	2017
Cash Flows from Operating Activities:
Net loss	$(17,105,791)	$(16,466,780)	$(35,399,257)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	19,205	35,848	42,400
Stock-based compensation	1,047,387	1,649,044	2,734,946
Litigation settlement loss	-	-	2,700,000
Changes in fair value of the liability for options and warrants – losses (gains)	60,640	(3,238,911)	(2,581,473)
Foreign currency exchange (gains) losses	(30,366)	(104,719)	93,402
Changes in operating assets and liabilities:
(Increase) decrease in assets:
Prepaid expenses and other current assets	710,335	(716,859)	807,408
(Decrease) increase in liabilities:
Accounts payable and accrued expenses	2,380,277	(3,689,860)	12,222
Other liabilities	-	(48,003)	(8,357)
Total adjustments	4,187,478	(6,113,460)	3,800,548
Net Cash Used in Operating Activities	(12,918,313)	(22,580,240)	(31,598,709)

Cash Flows from Investing Activities:
Purchase of property and equipment	-	-	(36,885)
Maturities of short-term investments	-	-	10,021,963
Net Cash Provided by Investing Activities	-	-	9,985,078

Cash Flows from Financing Activities:
Net proceeds from issuance of ordinary shares	12,647,953	306,232	15,671,881
Net Cash Provided by Financing Activities	12,647,953	306,232	15,671,881

Effect of Exchange Rates on Cash and Restricted Cash	34,084	(6,931)	(50,324)

Net Decrease in Cash and Restricted Cash	(236,276)	(22,280,939)	(5,992,074)
Cash and Restricted Cash, beginning of year	5,967,967	28,248,906	34,240,980
Cash and Restricted Cash, end of year (a)	$5,731,691	$5,967,967	$28,248,906

Supplemental Disclosures of Cash Flow Information:
Deferred financing costs	$263,044	$585,000	$-

(a) The following table provides a reconciliation of Cash and Restricted Cash to amounts presented within the consolidated balance sheets:
Cash	$5,731,691	$5,446,138	$28,106,671
Restricted Cash	-	521,829	142,235
Cash and Restricted Cash, end	$5,731,691	$5,967,967	$28,248,906

See notes to consolidated financial statements.

NOTE 1 - Nature of Business

Akari Therapeutics, Plc, (the “Company” or “Akari”) is incorporated in the United Kingdom. The Company is a clinical-stage biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid system and the bioamine system for the treatment of rare and orphan diseases. The Company’s activities since inception have consisted of performing research and development activities and raising capital.

To fund its capital needs, the Company plans to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, proceeds from sales of commercial product. As of December 31, 2019, the Company has an accumulated deficit of $143,909,438, cash of $5,731,691 and negative cash flows from operating activities in the amount of $12,918,313. On September 26, 2018, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of the Company’s ADSs over the 30-month term of the Purchase Agreement (See Note 4). As of December 31, 2019, $10,731,875 remains available under the facility. The Company believes its current capital resources are sufficient to support its operations through the end of the second quarter of 2020 without giving effect to the sale of additional shares to Aspire Capital under the Purchase Agreement.

The Company is subject to a number of risks similar to those of clinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with clinical trials of products, dependence on third-party collaborators for research operations, need for regulatory approval of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies. In addition, the Company is subject to risks related to an SEC investigation and the coronavirus outbreak.

For the year ended December 31, 2019, the Company reported a net loss of $17,105,791 and expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need, among other things, to complete its research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If the Company is not successful in these activities or there is not a favorable resolution of the SEC investigation it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund its capital needs, the Company plans to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales. Additional funds may not be available when the Company needs them, on terms that are acceptable to it, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Presentation – The accompanying financial statements have been prepared in conformity with U.S. GAAP and the rules and regulations of the SEC, assuming that the Company will continue to operate as a going concern.

Principles of Consolidation - The Consolidated Financial Statements include the accounts of the Company and Volution Immuno Pharmaceuticals SA, a private Swiss company, its wholly-owned subsidiary. All intercompany transactions have been eliminated.

Foreign Currency - The functional currency of the Company is U.S. dollars as that is the primary economic environment in which the Company operates as well as the currency in which it has been financed.

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

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that may affect the reported amounts of assets, liabilities, equity, revenue, expenses and related disclosure of contingent assets and liabilities. Management’s estimates and judgments include assumptions used in the evaluation of impairment and useful lives of intangible assets (patents), accrued liabilities, deferred income taxes, liabilities related to stock options and warrants, stock-based compensation and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

Fair Value Measurements - The carrying amounts of financial instruments, including cash, restricted cash, prepaid expenses and other current assets, deferred financing costs, accounts payable and accrued expenses approximate fair value due to their short-term maturities.

The Company’s liabilities related to options and warrants relate to equity and debt financing rounds and options related to RPC Pharma Limited (“RPC”), Akari’s largest shareholder, and unregistered warrants issued to investors and a placement agent in connection with the July 3, 2019 registered direct offering.

The liability related to RPC Options was recognized on the Consolidated Balance Sheet at their fair value, with changes in the fair value accounted for in the Consolidated Statements of Comprehensive Loss and included in changes in fair value of options and warrants liabilities (loss) gain.

The Company accounts for unregistered warrants issued to investors and a placement agent in connection with the July 3, 2019 registered direct offering as a warrant liability on the balance sheet and measured at their grant date fair value and subsequently re-measured at each reporting period, with changes being recorded in Consolidated Statements of Comprehensive Loss and included in changes in fair value of option liabilities (loss) gain (See Note 3).

Cash - The Company considers all highly-liquid investments with original maturities of 90 days or less at the time of acquisition to be cash equivalents. The Company had no cash equivalents as of December 31, 2019 and December 31, 2018.

Restricted Cash - Restricted Cash was collateral for a letter of credit related to the Company’s former office leases which terminated in 2018.

Prepaid Expenses and Other Current Assets - Prepaid expenses and other current assets consist principally of prepaid expenses and VAT receivables.

Deferred Financing Costs - Deferred financing costs relate to the upfront commitment fee paid to Aspire Capital in the form of ordinary shares and are included in current assets. They are amortized proportionally as the Company sells shares to Aspire Capital.

Property and equipment, net - Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years
Computers, peripheral, and scientific equipment	3
Office furniture and equipment	3

Property and equipment, consists of the following:

	December 31, 2019	December 31, 2018
Computers, peripheral, and scientific equipment	$85,489	$85,489
Office furniture and equipment	79,449	79,449
Total property and equipment	164,938	164,938
Less: Accumulated depreciation	(159,925)	(144,513)
Property and equipment, net	$5,013	$20,425

Depreciation expense for the years ended December 31, 2019, 2018 and 2017 was $15,412, $35,473 and $39,351, respectively, and was recorded in both research and development expenses and general and administrative expenses in the consolidated statements of operations and comprehensive loss.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Long-Lived Assets - The Company reviews all long-lived assets for impairment whenever events or circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of assets to be held or used is measured by comparison of the carrying value of the asset to the future undiscounted net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds the discounted future cash flows expected to be generated by the asset.

Patent Acquisition Costs - Patent acquisition costs and related capitalized legal fees are amortized on a straight-line basis over the shorter of the legal or economic life. The estimated useful life is 22 years. The Company expenses costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. Amortization of patent acquisition costs for the years ended December 31, 2019, 2018 and 2017 was $3,793, $375 and $3,049, respectively.

Accrued Expenses - As part of the process of preparing the consolidated financial statements, the Company estimates accrued expenses. This process involves identifying services that third parties have performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred on these services as of each balance sheet date in the Company’s consolidated financial statements. Examples of estimated accrued expenses include contract service fees in conjunction with pre-clinical and clinical trials, professional service fees and contingent liabilities. In connection with these service fees, the Company’s estimates are most affected by its understanding of the status and timing of services provided relative to the actual services incurred by the service providers. In the event that the Company does not identify certain costs that have been incurred or it under or over-estimates the level of services or costs of such services, the Company’s reported expenses for a reporting period could be understated or overstated. The date on which certain services commence, the level of services performed on or before a given date, and the cost of services are often subject to the Company’s estimation and judgment. The Company makes these judgments based upon the facts and circumstances known to it in accordance with U.S. GAAP.

Research and Development Expenses - Costs associated with research and development are expensed as incurred unless there is an alternative future use in other research and development projects. Research and development expenses include, among other costs, salaries and personnel-related expenses, fees paid for contract research services, fees paid to clinical research organizations, costs incurred by outside laboratories, manufacturers’ and other accredited facilities in connection with clinical trials and preclinical studies.

Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received. The Company records expenses related to clinical studies and manufacturing development activities based on its estimates of the services received and efforts expended pursuant to contracts with multiple contract research organizations (CROs) and manufacturing vendors that conduct and manage these activities on its behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows. There may be instances in which payments made to the Company’s vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of subjects and the completion of clinical study milestones. In amortizing or accruing service fees, the Company estimates the time period over which services will be performed, enrollment of subjects, number of sites activated and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the Company’s estimate, the Company will adjust the accrued or prepaid expense balance accordingly.

Research and development expenses for the years ended December 31, 2019, 2018 and 2017 were $8,739,420, $11,795,376 and $23,285,279, respectively. The Company accounts for research and development tax credits at the time its realization becomes probable as a credit to research and development expenses in the Consolidated Statements of Comprehensive Loss (See Note 8). The Company realized $7,907,213 of research and development tax credits in 2019 related to the 2018 and 2017 tax years, $3,794,094 in 2018 related to the 2016 tax year, and did not realize research and development credits in 2017.

Stock-Based Compensation Expense - Stock-based compensation expense is recorded using the fair-value based method for all awards granted. Compensation costs for stock options and awards is recorded in earnings (loss) over the requisite service period based on the fair value of those options and awards. For employees, fair value is estimated at the grant date, and for non-employees, fair value is re-measured at each reporting date as required by Accounting Standards Codification (ASC) 718, “ Compensation-Stock Compensation ,” and Accounting Standards Updates (ASU) 2018-07, Compensation - Stock Compensation .” Stock options for non-employee directors for their services as directors acting in their role as members of a board of directors are treated as employees if those directors were elected by the employer’s shareholders or appointed to a board position that will be filled by shareholder election when the existing term expires. Awards granted to those individuals for other services shall be accounted for as awards to non-employees. Fair values of awards granted under the share option plans are estimated using a Black-Scholes option pricing model. The determination of fair value for stock-based awards on the date of grant using an option pricing model requires management to make certain assumptions regarding a number of complex and subjective variables. The Company classifies its stock-based payments as either liability-classified awards or as equity-classified awards. The Company remeasures liability-classified awards to fair value at each balance sheet date until the award is settled. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. The Company charges (or credits) the change in the liability amount from one balance sheet date to another to changes in fair value of option and warrant liabilities (loss) gain. The Company accounts for awards of equity instruments issued to employees and directors under the fair value method of accounting and recognizes such amounts, upon vesting, in general administrative or research and development expenses within its Consolidated Statements of Comprehensive Loss.

Concentration of Credit Risk - Financial instruments that subject the Company to credit risk consist of cash. The Company maintains cash with well-capitalized financial institutions. At times, those amounts may exceed insured limits. The Company has no other significant concentrations of credit risk.

Income Taxes - The Company accounts for income taxes in accordance with the accounting rules that require an asset and liability approach to accounting for income taxes based upon the future expected values of the related assets and liabilities. Deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and for tax loss and credit carry forwards and are measured using the expected tax rates estimated to be in effect when such basis differences reverse. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized. The Company has recorded a full valuation allowance on its deferred tax assets as of December 31, 2019 and December 31, 2018.

Uncertain Tax Positions - The Company follows the provisions of ASC 740 “Accounting for Uncertainty in Income Taxes ”, which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under ASC 740 “ Accounting for Uncertainty in Income Taxes ,” an entity may only recognize or continue to recognize tax positions that meet a “more-likely-than-not” threshold. Interest and penalties related to uncertain tax positions are recognized as income tax expense. At December 31, 2019 and December 31, 2018, the Company had no uncertain tax positions.

Earnings (Loss) Per Share - Basic earnings (loss) per ordinary share is computed by dividing net income (loss) available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings (loss) per ordinary share is computed by dividing net income (loss) available to ordinary shareholders by the sum of (1) the weighted-average number of ordinary shares outstanding during the period, (2) the dilutive effect of the assumed exercise of options and warrants using the treasury stock method and (3) the dilutive effect of other potentially dilutive securities. For purposes of the diluted net loss per share calculation, share options and warrants are considered to be potentially dilutive securities and are excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for the periods presented due to the Company’s net loss position.

Comprehensive Income (Loss) - Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments.

The following table provides details with respect to changes in accumulated other comprehensive loss, which is comprised of foreign currency translation adjustments, as presented in the balance sheets at December 31, 2019 and 2018:

Balance January 1, 2017	$(280,097)
Net current period other comprehensive income	43,851
Balance December 31, 2017	$(236,246)
Net current period other comprehensive loss	(116,180)
Balance December 31, 2018	$(352,426)
Net current period other comprehensive income	3,566
Balance December 31, 2019	$(348,860)

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Recent Accounting Pronouncements

Adopted during year -

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The adoption of this standard in 2019 did not have a material impact on the Company’s financial position, results of operations or related financial statement disclosures since the Company elected the option in the standard to not record a ROU asset and lease liability on the balance sheet for leases with terms less than 12 months.

In October 2016, the FASB issued ASU 2016-16, Intra-Entity Transfers of Assets Other Than Inventory. This guidance removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. This guidance is intended to reduce the complexity of U.S. GAAP and diversity in practice related to the tax consequences of certain types of intra-entity asset transfers, particularly those involving intellectual property. This guidance is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The adoption of this standard in 2019 did not have a material impact on the Company’s financial position, results of operations or related financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for non-employee share-based payment transactions. The new standard expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees. ASU 2018-07 is effective for fiscal years beginning after December 15, 2018 (including interim periods within that fiscal year). As the Company does not have a significant number of non-employee share based awards, the application of the new standard did not have a material impact on its consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted -.

On December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. The ASU enhances and simplifies various aspects of the income tax accounting guidance in ASC 740 and removes certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years with early adoption permitted. The Company is currently evaluating the impact the adoption of this guidance may have on its consolidated financial statements.

On August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies certain disclosure requirements for reporting fair value measurements. ASU 2018-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this guidance may have on its consolidated financial statements.

NOTE 3 - Fair Value Measurements

Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The carrying amounts of cash, restricted cash, prepaid expenses and other current assets, deferred financing costs, accounts payable and accrued expenses approximate their fair value due to the short-term maturity of such instruments.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820,  Fair Value Measurements and Disclosures  (“ASC 820”) establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Liability related to RPC Options -

In June 2015, the Company raised short-term working capital in the form of loans from shareholders of approximately $3 million with the loans carrying with it, options in RPC, equivalent to 15% of the current outstanding equity issued by RPC. RPC is a private company that is a large shareholder of the Company. RPC Options were accounted for in accordance with ASC 718, Compensation - Stock Compensation . The fair value of RPC Options was estimated using the fair value of Akari Ordinary Shares times RPC’s ownership in Akari Ordinary Shares times 15% and was initially valued at approximately $26 million. These options do not relate to the share capital of Akari. The exact terms of these options have not been finalized.

In accordance with ASC 820, the Company measures its liability related to RPC Options on a recurring basis at fair value. The liability related to RPC Options are classified within Level 3 value hierarchy because the liabilities are based on present value calculations and external valuation models. Unobservable inputs used in these models are significant.

The fair value of the RPC options was $2,102,012 and $1,842,424 as of December 31, 2019 and December 31, 2018, respectively. The fair value of the RPC options for the year ended December 31, 2019 increased by $259,588 and for the year ended December 31, 2018 decreased by $3,238,911. The change was recognized as change in fair value of liability related to RPC Options from year to year, which represents a gain (loss), was recognized as changes in fair value of options and warrant liabilities gains (losses) in the Consolidated Statements of Comprehensive Loss. The Company accounts for RPC Options as a liability in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock .

Liability Related to Paulson Warrants –

On July 3, 2019, the Company sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, the Company’s Chairman, an aggregate of 2,368,392 ADSs in a registered direct offering at $1.90 per ADS, resulting in gross proceeds of approximately $4.5 million. The Company also entered into a letter agreement with Paulson Investment Company, LLC (the “Placement Agent”) to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in this registered direct offering, the Company issued to the investors unregistered warrants to purchase an aggregate of 1,184,213 ADSs in a private placement (“Investor Warrants”). The Investor Warrants are immediately exercisable and will expire five years from issuance at an exercise price of $3.00 per ADS, subject to adjustment as set forth therein. Subject to certain conditions, the Company has the option to “call” the exercise of the warrants from time to time after any 10-consecutive trading day period during which the daily volume weighted average price of the ADSs exceeds $4.50. The Company paid to the Placement Agent an aggregate of $337,496 in placement agent fees and expenses and issued unregistered warrants to the Placement Agent to purchase an aggregate of 177,629 ADS (“Placement Agent Warrants”) on the same terms as the Investor Warrants, except that the Placement Agent Warrants are exercisable at $2.85 per ADS and expire on June 28, 2024. Both the Investor Warrants and the Placement Agent Warrants (together the “Paulson Warrants”) may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., £1) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of Paulson Warrants issued in connection with this registered direct offering amounted to 1,361,842, all of which were outstanding as of December 31, 2019.

The portion of costs directly attributable to realizing proceeds of issuing ADSs such as placement agent fees, commissions, legal and accounting fees pertaining to the financing and other external, incremental fees and expenses paid to advisors are recognized in the Shareholders (Deficit) Equity in the Consolidated Financial Statements in accordance with ASC 835-30-45-3.

The Company has determined that the Paulson Warrants represent freestanding financial instruments whose foreign currency considerations pursuant to cash and cashless exercise require liability classification and should be recorded as liability-classified awards in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. In accordance with ASC 820, the Company measured its warrants at grant date fair value. The fair value related to warrants are classified within the Level 3 value hierarchy because it is based on external valuation models whose inputs include market interest rates, required return on capital, and standard deviation. Unobservable inputs used in these models are significant. The Paulson Warrants were measured at their grant date fair value and subsequently remeasured at each reporting period with changes being recorded as a component of Other Income (Expenses) in the Condensed Consolidated Statements of Comprehensive Loss. The total grant date fair value of these warrants was $1,213,816 and was recognized within Current Liabilities in the Condensed Consolidated Balance Sheets. The change in fair value of liability related to Paulson Warrants from period to period, which represents a gain of $198,948 for the year ended December 31, 2019, was recognized as change in fair value of option and warrant liabilities gains (losses) in the Condensed Consolidated Statements of Comprehensive Loss. At December 31, 2019, the fair value of the Paulson Warrants was $1,014,868.

Below are the assumptions used for the fair value calculations of the warrants as of:

	July 3, 2019	December 31, 2019
Standard deviation	110.00%	110.00%
Annual risk-free interest rate	1.71%	1.66%
Required return on equity	19.90%	19.90%
Expected life in years	5.00	4.50
Annual turnover rate	0.00%	0.00%
Period risk-free rate	0.08%	0.08%

The Company had no financial assets that require fair value measurement on a recurring basis. The Company’s financial liabilities measured at fair value on a recurring basis, consisted of the following instruments as of the following dates:

	December 31,	December 31,
	2019	2018
RPC Options	$2,102,012	$1,842,424
Paulson Warrants	1,014,868	-
Total	$3,116,880	$1,842,424

Fair value measurements using significant unobservable inputs (Level 3):

Fair value of liabilities related to options and warrants
Balance at December 31, 2017	$5,081,335

Changes in values of liabilities related to options and warrants	(3,238,911)

Balance at December 31, 2018	$1,842,424

Issuance of Paulson Warrants	1,213,816

Changes in values of liabilities related to options and warrants	60,640

Balance at December 31, 2019	$3,116,880

NOTE 4 - Shareholders’ Equity

Purchase Agreement and Registration Rights Agreement with Aspire Capital

On September 26, 2018, the Company entered into a Purchase Agreement with Aspire Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of the Company’s ADS, with each ADS representing one hundred (100) ordinary shares, during a 30-month period beginning on the effective date of a registration statement related to the transaction. Concurrently with entering into the Purchase Agreement, the Company also entered into a registration rights agreement with Aspire Capital, in which the Company agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act of 1933, as amended (the “Securities Act”), the sale of the Company’s securities that have been and may be issued to Aspire Capital under the Purchase Agreement.

Under the Purchase Agreement, after the SEC has declared effective the registration statement referred to above (which occurred in March 2019), on any trading day selected by the Company, the Company has the right, in its sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”), directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $20.0 million of the Company’s ADSs in the aggregate at a per share price (the “Purchase Price”) equal to the lesser of:

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

The Purchase Agreement provides that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of the Company’s ADSs is less than $0.25. There are no trading volume requirements or restrictions under the Purchase Agreement, and the Company will control the timing and amount of sales of the Company’s ADSs to Aspire Capital. Aspire Capital has no right to require any sales by the Company but is obligated to make purchases from the Company as directed by the Company in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, the Company issued to Aspire Capital 30,000,000 ordinary shares of the Company (the “Commitment Shares”) and sold to Aspire Capital 25,000,000 Ordinary Shares (the “Initial Shares”) for gross proceeds of $500,000. The Company recorded the value of the Commitment shares as deferred financing costs and included the costs in current assets. They are amortized proportionally as the Company sells shares to Aspire. As of December 31, 2019, the Company recognized approximately $278,000 of such costs which are offset against additional paid-in capital. The Purchase Agreement may be terminated by the Company at any time, at its discretion, without any cost to the Company. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of the Company’s securities during any time prior to the termination of the Purchase Agreement. Any proceeds the Company receives under the Purchase Agreement are expected to be used for working capital and general corporate purposes.

In addition to the issuance of the Commitment Shares and Initial Shares for gross proceeds of $500,000, during the year ended December 31, 2019, the Company sold to Aspire Capital 428,333,300 ordinary shares of the Company for gross proceeds of $8,768,125. As of December 31, 2019, $10,731,875 of the original purchase commitment remains available under the facility. Subsequent to December 31, 2019, the Company sold additional shares to Aspire Capital (See Note 10).

Registered Direct Offering –

On July 3, 2019, the Company sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, the Company’s Chairman, an aggregate of 2,368,392 ADSs in a registered direct offering at $1.90 per ADS, resulting in gross proceeds of approximately $4.5 million. The Company also entered into a letter agreement with the Placement Agent to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in this registered direct offering, the Company issued unregistered warrants to investors and a placement agent to purchase an aggregate of 1,361,842 ADSs in a private placement at $3.00 per ADS and $2.85 per ADS respectively (See Note 3).

Share option plan -

In accordance with the Company’s 2014 Equity Incentive Plan (the “Plan”), the number of shares that may be issued upon exercise of options under the Plan shall not exceed 183,083,207 ordinary shares. At December 31, 2019, 88,734,172 ordinary shares are available for future issuance under the Plan. The option plan is administered by the Company’s board of directors and grants are made pursuant thereto by the compensation committee. The per share exercise price for the shares to be issued pursuant to the exercise of an option shall be such price equal to the fair market value of the Company’s Ordinary Shares on the grant date and set forth in the individual option agreement. Options expire ten years after the grant date and typically vest over one to four years.

The following is a summary of the Company’s share option activity and related information for employees and directors for the years ended December 31, 2019, 2018 and 2017:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Options outstanding as of January 1, 2017	79,372,198	$0.29			$-
Changes during the period:
Granted	50,700,000	$0.05	$0.03
Forfeited	(40,010,200)	$0.32	$0.19
Options outstanding at December 31, 2017	90,061,998	$0.15			$266,011
Changes during the period:
Granted	41,150,000	$0.02	$0.01
Forfeited	(37,115,000)	$0.07	$0.05
Options outstanding at December 31, 2018	94,096,998	$0.12		8.4	$-
Changes during the period:
Granted	7,800,000	$0.02	$0.01
Forfeited	(7,547,963)	$0.23	$0.14
Options outstanding at December 31, 2019	94,349,035	$0.10		7.6	$-
Exercisable options at December 31, 2019	58,992,785	$0.15		7.0	$-

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

Below are the assumptions used for the options granted during the years ended December 31, 2019, 2018 and 2017:

		December 31,
	2019	2018	2017
Expected dividend yield	0%	0%	0%
Expected volatility	75.40%	70.52%-82.23%	78.77%-82.03%
Risk-free interest	1.76%	2.49%-3.13%	1.21%-2.21%
Expected life	5.5 years	5.5-6.25 years	5.5-6.25 years

The following is a summary of the Company’s share options granted separated into ranges of exercise price:

Exercise price (range) ($)	Options outstanding at December 31, 2019	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Options exercisable at December 31, 2019	Remaining contractual life for exercisable options (years)	Weighted average exercise price for exercisable options ($)
0.02-0.05	59,300,000	8.54	0.02	24,975,000	8.29	0.03
0.12-0.19	18,334,629	6.30	0.15	17,303,379	6.29	0.16
0.32	16,714,406	5.72	0.32	16,714,406	5.72	0.32
	94,349,035			58,992,785

During the years ended December 31, 2019, 2018 and 2017, the Company recorded approximately $1,047,387, $1,649,044 and $2,734,946, respectively, in stock-based compensation expenses for employees and directors. At December 31, 2019, there was approximately $447,924 of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s share option plans which the Company expects to recognize over 2.0 years.

NOTE 5 - Related Party Transactions

Office Lease - The Company leases its offices in London from The Doctors Laboratory (“TDL”) and has incurred expenses of approximately $134,000, $139,000 and $141,000 plus VAT during the years ended December 31, 2019, 2018 and 2017, respectively. David Byrne, a non-employee director of the Company is also the CEO of TDL (see Note 6).

Laboratory Testing Services: The Company has received laboratory testing services for its clinical trials provided by TDL and has incurred expenses of approximately $186,000, $8,000 and $8,000 plus VAT during the years ended December 31, 2019, 2018 and 2017, respectively.

Consulting - A non-employee director of the Company began providing business development consulting services in January 2018. The Company has incurred expenses of approximately $100,000, $84,000, $0 during the year ended December 31, 2019, 2018 and 2017, respectively, relating to these consulting services.

NOTE 6 - Commitments and Contingencies

Loss contingencies - On April 27, 2017, the Company issued a press release stating that Edison Investment Research Ltd. (“Edison”) had withdrawn its report issued April 26, 2017 titled “Akari’s Coversin matches Soliris® in Phase II” (the “Edison Report”) because it contained material inaccuracies, including, without limitation, with respect to the Company’s interim analysis of its ongoing Phase II PNH trial of nomacopan (formerly known as Coversin). Investors were cautioned not to rely upon any information contained in the Edison Report and instead were directed to the Company’s press release issued on April 24, 2017 that discusses the interim analysis of the Company’s then ongoing Phase II PNH trial and other matters. The Company’s Board of Directors established an ad hoc special committee of the Board to review the involvement, if any, of its personnel with the Edison Report, which was later retracted. Edison was retained by the Company to produce research reports about the Company. While that review was pending, Dr. Gur Roshwalb, the Company’s former Chief Executive Officer, was placed on administrative leave and Dr. Ray Prudo in his role as Executive Chairman temporarily assumed Dr. Roshwalb’s duties in his absence. Following that review, the Company determined that the Edison Report was reviewed and approved by Dr. Roshwalb, in contravention of Company policy. On May 29, 2017, Dr. Roshwalb submitted his resignation as Chief Executive Officer and member of the Company’s Board of Directors, effective immediately.

On May 12, 2017, a putative securities class action captioned Derek Da Ponte v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03577) was filed in the U.S. District Court for the Southern District of New York against the Company, its former Chief Executive Officer, and its former Chief Financial Officer. The plaintiff asserted claims alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), based primarily on the Company’s press releases or statements issued between April 24, 2017 and May 11, 2017 concerning the Phase II PNH trial of nomacopan (formerly known as Coversin) and the Edison Report about the Company and actions taken by it after the report was issued. The purported class covers the period from March 30, 2017 to May 11, 2017. The complaint seeks unspecified damages and costs and fees. On May 19, 2017, an almost identical class action complaint captioned Shamoon v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03783) was filed in the same court. On July 11-12, 2017, candidates to be lead plaintiff filed motions to consolidate the cases and appoint a lead plaintiff. On August 10, 2017, the court issued a stipulated order: (i) consolidating the class actions under the caption In re: Akari Therapeutics, PLC Securities Litigation (Case 1:17-cv-03577); and (ii) setting out a schedule for plaintiffs to file a consolidated amended complaint and defendants to respond thereto.

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

Separately, Edison sought indemnification from the Company pursuant to its contract with the Company, including reimbursement of all legal expenses that Edison incurs in connection with the securities class action (to which, as discussed above, Edison was added as a defendant on November 6, 2017) and lost profits from customer relationships that Edison claims it lost as a result of the retraction of the Edison Report. The parties came to an agreement in the fourth quarter of 2018 and settled the dispute for an amount immaterial to the Company’s operations and cash flows.

The Company voluntarily reported to the SEC the circumstances leading to the withdrawal of the Edison Report and the outcome of its special committee’s investigation. In response, the SEC requested certain documents from the Company with respect to the matters it reported. The Company is cooperating with the SEC’s requests for information. On June 5, 2018, the Company received a subpoena from the SEC, which requested further documents and information primarily related to the Company’s Phase II clinical trial of nomacopan (formerly known as Coversin) in connection with an investigation of the Company that the SEC is conducting. The Company has responded to the subpoena and will continue to cooperate with the SEC.

Lease commitment - The Company’s lease agreement for offices in London expired in March 2019. The Company currently leases its offices in London on the same terms of the expired lease, except the current lease can be cancelled by either party upon 3 month notice (See Note 5).

The Company’s lease agreement for offices in New York, NY ended early in December 2018. The Company currently leases office space in New York, NY on a month-to-month basis.

For the years ended December 31, 2019, 2018 and 2017, the Company incurred rental expense in the amount of approximately $392,000, $814,000 and $446,000, respectively.

NOTE 7 - Loss Per Share

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

The following is the calculation of the basic and diluted weighted average shares outstanding for the years ended December 31, 2019, 2018 and 2017, respectively:

	Years Ended December 31,
	2019	2018	2017
Company posted	Net loss	Net loss	Net loss
Basic weighted average shares outstanding	1,830,998,609	1,540,309,840	1,247,293,388
Dilutive effect of Ordinary Share equivalents	None	None	None
Dilutive weighted average shares outstanding	1,830,998,609	1,540,309,840	1,247,293,388

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

The following table shows the number of share equivalents that were excluded from the computation of diluted loss per share for the respective periods because the effect would have been anti-dilutive:

	Years Ended December 31,
	2019	2018	2017
Total share options	94,349,035	94,096,998	89,611,998
Total warrants-equity classified	-	-	399,160
Total warrants-liability classified	136,184,200	-	-
Total share options and warrants	230,533,235	94,096,998	90,011,158

NOTE 8 – Income Taxes

Tax rates:

The Company is incorporated in England. The effective corporate tax rate applying to a company that is incorporated in England on December 31, 2019 is 19%, which is consistent with the rate from December 31, 2018, and reduced from the 19.25% rate from December 31, 2017.

Tax assessment:

The periods open to inquiry by the United Kingdom (“UK”) tax authorities are 2019, 2018 and 2017. The Company has not been issued final tax assessments since its establishment in Switzerland.

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

At December 31, 2019 and 2018, there were no known uncertain tax positions. The Company has not identified any tax positions for which it is reasonably possible that a significant change will occur during the next 12 months.

The components of income/(loss) before income taxes are as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
Domestic (UK)	$(17,130,287)	$(16,600,376)	$(35,295,613)
Foreign	24,496	133,596)	(103,644)
Loss before income tax	$(17,105,791)	$(16,466,780)	$(35,399,257)

Income taxes relating to the Company’s operations are as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
Current income taxes
Domestic (UK)	-	-	-
Foreign	-	-	-
Deferred income taxes	-	-	-
Domestic (UK)	-	-	-
Foreign	-	-	-
Income tax expense/recovery	-

Income taxes at the UK statutory rate compared to the Company’s income tax expenses as reported are as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
Net loss before income tax	$(17,105,791)	$(16,466,780)	$(35,399,257)
Statutory rate	19.00%	19.00%	19.25%
Expected income tax recovery	(3,250,100)	(3,128,688)	(6,814,357)
Impact on income tax expense/recovery from
Change in valuation allowance	3,387,007	(1,159,720)	4,210,615
Permanent differences - liability related to options and warrants	161,543	-	(6,706)
U.S. state taxes (net of FBOS)	(370,870)	-	-
Tax rate difference in foreign jurisdictions	(1,960)	2,686,296	801,056
Change of tax rate due to U.S. tax reform	-	-	2,506,519
Change of tax rate from prior year	(63,133)	1,602,112	(697,127)
Other adjustments	137,513	-	-
Income tax expense	-	-	-

The Company’s deferred tax assets and liabilities consist of the following:

	December 31, 2019	December 31, 2018
Deferred tax assets
Stock-based compensation	1,240,284	1,590,703
PP&E and other accrued liabilities	120,046	-
Intangibles	1,937,082	-
Stock option and warrant revaluation	592,207	313,213
Tax loss carry forward	18,439,041	17,037,739
Valuation allowance	(22,328,660)	(18,941,655)
Deferred tax assets/liabilities	-	-

The Company has reviewed its tax positions for its past domestic and foreign tax filings and has not identified any uncertain income tax positions. The Company’s position is to record penalties and interest on any uncertain tax position, if any, and record such items to general and administrative expense.

At December 31, 2019, the Company had approximately $71.3 million of UK operating loss carryforwards to reduce future UK taxable income. These carryforwards do not expire. At December 31, 2019, the Company had approximately $20.5 million of foreign operating loss carryforwards in the US and Switzerland. Carryforwards in the US totaling approximately $1.1 million expire in 2033, $1.2 million expire in 2037, $3.5 million expire in 2038 and $6.9 million do not expire. The carryforwards in Switzerland expire beginning in 2021. The Company has not conducted a formal analysis and the net operating loss carryovers may be subject to limitation under U.S. Internal Revenue Code Section 382 should there have been a greater than 50% ownership change as determined under the regulations.

Research and development credits:

The Company carries out extensive research and development activities and may benefit from the UK research and development tax relief regime, whereby the Company can receive an enhanced UK tax deduction on its research and development activities. Qualifying expenditures comprise of chemistry and manufacturing consumables, employment costs for research staff, clinical trials management, and other subcontracted research expenditures. Where the Company is loss making for the period it can elect to surrender taxable losses for a refundable tax credit. The losses available to surrender are equal to the lower of the sum of the research and development qualifying expenditure and enhanced tax deduction and the Company’s taxable losses for the period with the tax credit for December 31, 2019 available at a rate of 14.5%. The credit therefore gives a cash flow advantage to Company at a lower rate than would be available if the enhanced losses were carried forward and relieved against future taxable profits.

The Company accounts for research and development tax credits at the time its realization becomes probable (Note 2). Due to the uncertainty of the approval of these tax credit claims and the potential that an election for a tax credit in the form of cash is not made, the Company did not record a receivable for the 2019 tax year at December 31, 2019.

NOTE 9 - Segment Information

The chief operating decision maker (“CODM”) is the Company’s CEO. Neither the CODM nor the Company’s directors receive disaggregated financial information about the locations in which research and development is occurring. Therefore, the Company considers that it has only one reporting segment.

The following table presents the Company’s tangible fixed assets by geographic region:

	December 31, 2019	December 31, 2018
United States	$1,823	$5,735
United Kingdom	3,190	14,690
Total	$5,013	$20,425

NOTE 10 - Subsequent Event

In January 2020, the Company sold to Aspire Capital 650,000 ADSs of the Company for gross proceeds of approximately $1,108,000 under the Purchase Agreement.

On February 13, 2020, February 19, 2020, February 20, 2020 and February 28, 2020, respectively, the Company sold to certain accredited investors including Dr. Ray Prudo, the Company’s Chairman, an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS, resulting in aggregate gross proceeds of approximately $9.5 million. In addition, the Company issued to the investors unregistered warrants to purchase an aggregate of 2,810,136 ADSs in a private placement. The warrants are immediately exercisable and will expire five years from issuance at an exercise price of $2.20 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Subject to certain conditions, the Company has the option to “call” the exercise of the warrants from time to time after any 10-consecutive trading day period during which the daily volume weighted average price of the ADSs exceeds $3.30. The Company paid an aggregate of approx. $808,362 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase an aggregate of 449,623 ADS on the same terms as the warrants to investors, except that the placement agent warrants are exercisable at $2.55 per ADS.

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to several other countries, including in the United Kingdom and the United States, and infections have been reported globally. In particular, the Company’s clinical trial sites are based in areas currently affected by coronavirus. Epidemics such as this can adversely impact our business as a result of disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chain, which could result in material delays and complications with respect to the Company’s research and development programs and clinical trials. Moreover, as a result of coronavirus, there is a general unease of conducting unnecessary activities in medical centers. As a consequence, the Company’s ongoing trials have been halted or disrupted. It is too early to assess the full impact of the coronavirus outbreak on trials for nomacopan, but coronavirus is expected to affect the Company’s ability to complete recruitment in the original timeframe. The extent to which the coronavirus impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally could adversely impact the Company’s operations and workforce, including its research and clinical trials and its ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of the Company’s product candidates, and could result in the inability of the Company’s suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on the Company’s business, financial condition and results of operation.