Form 20-F
period 2020-12-31
Akari Therapeutics Plc
filed 2021-04-21
CIK 1541157

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended	December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Clive Richardson Chief Executive Officer 75/76 Wimpole Street London W1G 9RT United Kingdom Telephone +44 20 8004 0270
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 100 Ordinary Shares, par value $0.0001 per share	AKTX	The Nasdaq Capital Market

Ordinary Shares, $0.0001 par value per share*

*	Not for trading, but only in connection with the registration of American Depositary Shares (ADS) representing such Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,847,331,923 Ordinary Shares, $0.0001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

☐ Yes       ☐ No

EXPLANATORY NOTE

As part of the 2020 audit, the Company discovered an error in its accounting treatment of certain options from 2015 that should have been accounted for as an equity instrument as opposed to a liability. Accordingly, the Company concluded that the financial statements contained in the Company's Annual Reports on Form 20-F for the years ended December 31, 2015 through 2019, as well as the interim condensed consolidated financial statements contained in the quarterly reports on Form 6-K for each quarter within these years, as well as the quarterly periods ended March 31, 2020, June 2020 and September 2020, should be restated and therefore not relied upon. This is a non cash re-statement and the options do not constitute a legal liability to the Company and will not affect the Company's financial statements upon settlement. The Company has included restated financial statements and notes thereto and any other appropriate revisions in this Annual Report on Form 20-F for the year ended December 31, 2020. For more information is please refer to Note 3 of the financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2020.

INTRODUCTION

Unless the context otherwise requires, all references to “Akari,” “we,” “us,” “our,” the “Company” and similar designations refer to Akari Therapeutics, PLC and its subsidiaries.

Market data and certain industry data and forecasts used throughout this Annual Report on Form 20-F were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies, and industry publications and surveys. We have relied on certain data from third-party sources, including internal surveys, industry forecasts, and market research, which we believe to be reliable based on our management’s knowledge of the industry. While we are not aware of any misstatements regarding the industry data presented in this Annual Report, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and elsewhere in this prospectus.

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

Such risks and uncertainties include, but are not limited to:

•	our needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

•	our ability to continue as a going concern;

•	uncertainties of cash flows and inability to meet working capital needs;

•	an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures;

•	our ability to obtain orphan drug designation in additional indications;

•	risks inherent in drug development in general;

•	uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom;

•	difficulties enrolling patients in our clinical trials;

•	failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market;

•	inability to develop new product candidates and support existing product candidates;

•	the approval by the FDA, MHRA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market;

•	risks resulting from unforeseen side effects;

•	risk that the market for nomacopan may not be as large as expected;

•	risks associated with the coronavirus outbreak;

•	inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation;

•	inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities;

•	the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; and

•	unexpected cost increases and pricing pressures.

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

This item is no longer required as we have elected to early adopt the parallel amendments to Item 3A of Form 20-F contained in SEC Release No. 33-10890, “Management’s Discussion and Analysis, Selected Financial Data and Supplementary Data”

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

Risk Factor Summary

The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” in this Annual Report on Form 20-F for a more thorough description of these and other risks.

Risks Relating to Our Financial Position and Our Business

•	We have a history of operating losses and cannot give assurance of future revenues or operating profits; investors may lose their entire investment.

•	Our auditor’s report on our financial statements states that our recurring operating losses, negative cash flows and dependence on additional financial support raises substantial doubt about our ability to continue as a going concern, which may have a detrimental effect on our ability to obtain additional funding.

•	We will require additional capital to fund our operations, and if we are unable to obtain such capital, we will be unable to successfully develop and commercialize any product candidates.

•	Future sales and issuances of the ADSs or rights to purchase ADSs and any equity financing that we pursue, could result in significant dilution of the percentage ownership of our shareholders and could cause our ADS price to fall.

Risks Related to the Clinical Development and Regulatory Approval of Our Product Candidates

•	Our business depends on the success of nomacopan, which is still under development. If we are unable to obtain regulatory approval for or successfully commercialize nomacopan, our business will be materially harmed.

•	If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

•	If clinical trials or regulatory approval processes for nomacopan are prolonged, delayed or suspended, we may be unable to commercialize nomacopan on a timely basis.

•	The efficacy of nomacopan may not be known until advanced stages of testing, after we have incurred significant product development costs which may not be recoverable.

•	Results of earlier preclinical studies or clinical trials may not be predictive of advancement to the next phase of development.

•	The route of administration or dose for nomacopan may be inadequate.

•	Long-term animal toxicity and long-term human safety studies of nomacopan could result in adverse results.

•	Chronic dosing of patients with nomacopan could lead to an immune response that causes adverse reactions or impairs the activity of the drug.

•	If nomacopan is not convenient for patients to use, then potential sales may decrease materially.

•	Because nomacopan has not yet received regulatory approval, it is difficult to predict the time and cost of development and our ability to successfully complete clinical development and obtain the necessary regulatory approvals for commercialization.

•	We have obtained orphan drug status for nomacopan in Guillain-Barré syndrome, or GBS, hematopoietic stem cell transplant-associated thrombotic microangiopathy, or HSCT-TMA, paroxysmal nocturnal hemoglobinuria, or PNH, and bullous pemphigoid, or BP, but we may be unable to maintain the benefits associated with orphan drug status, including market exclusivity.

•	We may seek a breakthrough therapy or fast track designation from the FDA for nomacopan. Such designation or a similar designation from other national or international regulatory agencies, may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that nomacopan or any other product candidates will receive marketing approval.

•	Even if we obtain FDA approval of nomacopan, we or our partners may never obtain approval or commercialize our product candidates outside of the United States and, conversely, even if we obtain regulatory approval of nomacopan in the EU, we or our partners may never obtain approval or commercialize our product candidates outside the EU.

•	If we or our partners market products in a manner that violates fraud and abuse and other healthcare laws, or if we or they violate government price reporting laws, we or our partners may be subject to administrative civil and/or criminal penalties.

•	Our employees, principal investigators, consultants, commercial partners or vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards.

Risks Related to our Intellectual Property

•	Our success depends on our ability to protect our intellectual property and our proprietary technologies.

•	Others may claim an ownership interest in our intellectual property, which could expose it to litigation and have a significant adverse effect on its prospects.

Risks Related to our Business Operations

•	Our business either directly or indirectly through critical suppliers to Akari may be adversely affected by the impact of coronavirus.

•	We currently have no marketing, sales or distribution infrastructure with respect to nomacopan. If we are unable to develop our sales, marketing and distribution capability on our own or through collaborations with marketing partners, we will not be successful in commercializing our product candidates.

•	We only have a limited number of employees to manage and operate our business.

•	Our industry is highly competitive, and our product candidates may become obsolete.

•	If the FDA or other applicable regulatory authorities approve generic products that compete with any of our or any of our partners’ product candidates, the sales of our product candidates would be adversely affected.

•	If physicians and patients do not accept our future products or if the market for indications for which any product candidate is approved is smaller than expected, we may be unable to generate significant revenue, if any.

•	The uncertainty associated with pharmaceutical reimbursement and related matters may adversely affect our business.

•	If any product liability lawsuits are successfully brought against us or any of our collaborative partners, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

•	We enter into various contracts in the normal course of our business in which we indemnify the other party to the contract. In the event we have to perform under these indemnification provisions, it could have a material adverse effect on our business, financial condition and results of operations.

•	Our business and operations would suffer in the event of computer system failures or security breaches.

•	We or the third parties upon whom we depend may be adversely affected by natural disasters and/or health epidemics, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

•	If we fail to develop and commercialize other product candidates, we may be unable to grow our business.

•	The departure of former executive officers creates uncertainties and could have a material adverse impact on our business.

•	Class action lawsuits against us could lead to adverse outcomes.

Risks Related to Our Reliance on Third Parties

•	We seek to partner with third-party collaborators with respect to the development and commercialization of our product candidates and we may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize our product candidates successfully, if at all.

•	If the third parties on which we rely for our clinical trials and results do not perform our clinical trial activities in accordance with good clinical practices and related regulatory requirements, we may be unable to obtain regulatory approval for or commercialize our product candidates.

•	Use of third parties to manufacture our product candidates may increase the risk that we will not have sufficient quantities of our product candidates, products, or necessary quantities at an acceptable cost.

•	If our third-party manufacturer of nomacopan is unable to increase the scale of its production of nomacopan, and/or increase the product yield of its manufacturing, then our costs to manufacture the product may increase and commercialization may be delayed.

Risks Related to our Ordinary Shares and ADSs

•	Ownership of our ADSs and/or ordinary shares involves a high degree of risk.

•	We have identified a material weakness in our internal controls over financial reporting and if we fail to effectively remediate this weakness and fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could adversely affect our stock price and negatively impact our results of operations.

•	Our management has concluded that our disclosure controls and procedures were ineffective.

•	If we are deemed or become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2020 or in any prior or subsequent years, there may be negative tax consequences for U.S. taxpayers that are holders of our ADSs.

•	Our ADSs may be involuntarily delisted from trading on the Nasdaq Capital Market if we fail to comply with the continued listing requirements. A delisting of our ADSs is likely to reduce the liquidity of our ADSs and may inhibit or preclude our ability to raise additional financing.

•	The market price of our ADSs may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

•	Insiders have control over us which could delay or prevent a change in corporate control or result in the entrenchment of management and/or the board of directors.

•	Future sales and issuances of our ordinary shares or ADSs or rights to purchase ordinary shares or ADSs pursuant to our equity incentive plans could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

•	Sales of a substantial number of our ADSs by our existing shareholders in the public market could cause our stock price to fall.

•	The decision by the United Kingdom to leave the European Union could adversely affect our business, financial condition, results of operations and prospects.

•	Provisions in our Articles of Association and under English law could make an acquisition of our Company more difficult and may prevent attempts by our shareholders to replace or remove our organization management.

•	We do not anticipate paying cash dividends, and accordingly, shareholders must rely on the appreciation in our ADSs for any return on their investment.

•	We incur significant costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

•	We are a “foreign private issuer” and as a result of this and other reduced disclosure requirements applicable to foreign private issuers, our ADSs may be less attractive to investors.

•	U.S. investors may not be able to enforce their civil liabilities against our Company or certain of our directors, controlling persons and officers.

•	The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

•	Provisions in the UK City Code on Takeovers and Mergers may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders.

•	Holders of ADSs must act through the depositary to exercise their rights as shareholders of our Company.

•	Holders of our ADSs may be subject to limitations on transfers of ADSs.

•	The rights of holders of our ADSs to participate in any future rights offerings may be limited, which may cause dilution to their holdings and they may not receive cash dividends if it is impractical to make them available to them.

Risks Relating to Our Financial Position and Our Business

We have a history of operating losses and cannot give assurance of future revenues or operating profits; investors may lose their entire investment.

We do not expect to generate revenue or profitability that is necessary to finance our operations in the short term. We incurred net losses of $17,081,617 and $16,846,203 for the years ended December 31, 2020 and 2019, respectively. In addition, our accumulated deficit as of December 31, 2020 and 2019 was $182,280,811 and $165,199,194, respectively. Losses have principally resulted from costs incurred for manufacturing, clinical trial and preclinical activities and general and administrative expenses. We have funded our operations primarily through the private placement and public offering of equity securities. As of December 31, 2020, we had cash of $14,055,777.

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

The report of our U.S. independent registered public accounting firm on our financial statements for the period ended December 31, 2020, includes an explanatory paragraph raising substantial doubt about our ability to continue as a going concern as a result of our recurring losses from operations and net capital deficiency. Our future is dependent upon our ability to obtain financing in the future. This opinion could materially limit our ability to raise funds. If we fail to raise sufficient capital when needed, we will not be able to complete our business plan. As a result, we may have to liquidate our business and you may lose your investment in our ADSs.

We will require additional capital to fund our operations, and if we are unable to obtain such capital, we will be unable to successfully develop and commercialize any product candidates.

As of December 31, 2020, we had cash of approximately $14.1 million. In June 2020, we entered into a securities purchase agreement, or Purchase Agreement, with Aspire Capital Fund, LLC, or Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of our ADSs. Pursuant to the Purchase Agreement, Aspire Capital has purchased 4,607,588 of our ADSs through April 15, 2021 for gross proceeds of approximately $6 million. See “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Aspire Capital Financing Arrangement”. We will require additional capital in order to develop and commercialize our current product candidates or any product candidates that we acquire, if any. There can be no assurance that additional funds will be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may be required to terminate or delay development for one or more of our product candidates.

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

The amount and timing of any expenditure needed will depend on numerous factors, some of which are outside our control, including:

•	the type, number, scope, progress, expansion costs, results of and timing of our ongoing or future clinical trials or the need for additional clinical trials of nomacopan in BP, atopic keratoconjunctivitis, or AKC, HSCT-TMA, PNH, COVID-19 pneumonia and related COVID diseases, or COVID Infections/Diseases, or any other indications or product candidates which we are pursuing or may choose to pursue in the future;

•	the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;

•	the costs and timing of obtaining or maintaining manufacturing for nomacopan for BP, AKC, HSCT-TMA, PNH, COVID Infections/Diseases, or any other indications or product candidates, including commercial manufacturing if any product candidate is approved;

•	the costs and timing of establishing sales marketing, and reimbursement capabilities and enhanced internal controls over financial reporting;

•	the terms and timing of establishing and maintaining collaborations, license agreements and other partnerships;

•	costs associated with any new product candidates that we may develop, in-license or acquire;

•	the effect of competing technological and market developments; and

•	the costs associated with being a public company.

We have not sold any products, and we do not expect to sell or derive revenue from any product sales for the foreseeable future. We may seek additional funding through future debt and equity financing, as well as potential additional collaborations or strategic partnerships with other companies or through non-dilutive financings. Additional funding may not be available to us on acceptable terms or at all. General market conditions may make it very difficult for us to seek financing from the capital markets and the coronavirus outbreak could impact the availability or cost of future financings. We may be required to relinquish rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us, in order to raise additional funds through alliance, joint venture or licensing arrangements. In addition, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional shares by us, or the possibility of such issuance, may cause the market price of our shares to decline.

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

We may seek additional capital through a combination of private and public equity offerings, debt financings or strategic partnerships licensing arrangements. In any financing transaction, we may sell ordinary shares or ADSs, convertible securities or other equity securities. To the extent that we raised additional funds by issuing equity securities (including up to an additional $24 million of ADSs to Aspire Capital Fund, LLC, or Aspire Capital, as of April 15, 2021 pursuant to our financing arrangement with Aspire Capital), our shareholders may experience significant dilution. See “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Aspire Capital Financing Arrangement”. To the extent that we raise additional capital through sales of ADSs to Aspire Capital, or the sale of equity or convertible debt securities by any other means, existing ownership interests will be diluted. The sale of a substantial number of ADSs by Aspire Capital, or anticipation of such sales, could cause the trading price of our ADSs to decline or make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise desire. However, we have the right to control the timing and amount of sales of ADSs to Aspire Capital, and we may terminate the financing arrangement at any time, at our discretion, without any penalty or cost to us.

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

Nomacopan has been the sole focus of our product development. Successful continued development and ultimate regulatory approval of nomacopan for at least one autoimmune disease is critical to the future success of our business. We have invested, and will continue to invest, a significant portion of our time and financial resources in the development of nomacopan. We will need to raise sufficient funds for, and successfully enroll and complete, our ongoing clinical development program for nomacopan and for our planned clinical development program for nomacopan in other indications. The future regulatory and commercial success of this product candidate is subject to a number of risks, including the following:

•	we may not have sufficient financial and other resources to complete the necessary clinical trials for nomacopan;

•	we may not be able to obtain adequate evidence of efficacy and safety for nomacopan;

•	we do not know the degree to which nomacopan will be accepted as a therapy, even if approved;

•	in our clinical programs, we may experience difficulty in enrollment, variability in patients, adjustments to clinical trial procedures and the need for additional clinical trial sites, which could delay our clinical trial progress;

•	our reliance on a sole manufacturer to supply the drug product formulation of nomacopan that is being used in our clinical trials;

•	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA, EMA or comparable foreign regulatory bodies for marketing approval;

•	patients in our clinical trials may die or suffer other adverse effects for reasons that may or may not be related to nomacopan, which could delay or prevent further clinical development;

•	the standards implemented by clinical or regulatory agencies may change at any time;

•	the FDA, MHRA, EMA or foreign clinical or regulatory agencies may require efficacy endpoints for a clinical trial that differ from the endpoints of our planned current or future trials, which may require us to conduct additional clinical trials;

•	the mechanism of action of nomacopan is complex and we do not know the degree to which it will translate into a medical benefit in certain indications;

•	our intellectual property rights may not be patentable, valid or enforceable; and

•	we may not be able to obtain, maintain or enforce our patents and other intellectual property rights.

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

We may not be able to initiate or continue clinical trials required by the FDA, MHRA, EMA or other foreign regulatory agencies for nomacopan if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials. We will be required to identify and enroll a sufficient number of patients with BP, AKC, HSCT-TMA, COVID Infections/Diseases and other rare and orphan autoimmune and inflammatory diseases for each of our ongoing and planned clinical trials of nomacopan in these indications. To date, we have experienced delays in enrollment of patients in our clinical trials due in particular to the COVID pandemic and the fact that we are targeting a small patient population with a rare disease or indication.

Patient enrollment is affected by other factors, including:

•	severity of the disease under investigation;

•	design of the clinical trial protocol;

•	size and nature of the patient population;

•	eligibility criteria for the trial in question;

•	perceived risks and benefits of the product candidate under trial;

•	proximity and availability of clinical trial sites for prospective patients;

•	availability of competing therapies and clinical trials;

•	actual or threatened public health emergencies and outbreaks of disease (including, for example, the coronavirus outbreak);

•	clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians; and

•	our ability to monitor patients adequately during and after treatment.

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

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us, or any regulatory authority, to delay or suspend those clinical trials or delay the completion of our ongoing and planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate, including:

•	conditions imposed on us by the FDA, MHRA, EMA or another foreign regulatory authority regarding the scope or design of our clinical trials;

•	insufficient supply of our product candidates or other materials necessary to conduct and complete our clinical trials;

•	slow enrollment and retention rate of subjects in our clinical trials; and

•	serious and unexpected drug-related side effects related to the product candidate being tested.

Commercialization may be delayed by the imposition of additional conditions on our clinical trials by the FDA, EMA or any other applicable foreign regulatory authority or the requirement of additional supportive studies by the FDA, EMA or such foreign regulatory authority.

In late 2019, a novel strain of coronavirus, known as COVID-19, was reported in Wuhan, China. Epidemics such as this can adversely impact our business as a result of disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of the coronavirus, there is a general unease of conducting unnecessary activities in medical centers. For example, the Phase I/II clinical trial inpatients with AKC study has been halted and the opening of sites for the Phase III clinical trial in pediatric patients with HSCT-TMA was delayed until the end of 2020. It is too early to assess the full impact of the COVID-19 outbreak on trials for nomacopan, but it has affected and is likely to continue to affect our ability to complete recruitment in our original timeframe. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally could adversely impact our operations and workforce, including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates, and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

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

Nomacopan may fail to show the desired safety and efficacy at any phase in the clinical development program. Good efficacy in animal models of the target indication are no guarantee of success in human clinical trials. Often there is no adequate animal model of a human disease, such as PNH. As a result, the first definitive proof of efficacy may not occur until clinical trials in humans. In our Phase II PNH trial, while we determined that overall the trial met the primary endpoint, individually two of the seven patients who completed the trial did not meet the primary endpoint (which was assessed at day 28) and an additional patient who withdrew from the trial on day 43 did not meet the primary endpoint. If nomacopan does not demonstrate adequate efficacy, its development may be delayed or terminated, which could have a material adverse effect on our financial condition and results of operation.

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

Unsatisfactory drug availability due to problems relating to the route of administration or the target tissue availability of the drug is another potential cause of lack of efficacy of nomacopan, if and when it is commercialized. Complement component C5, the target of nomacopan, is predominantly found in blood. For AKC, BP, HSCT-TMA,PNH and COVID Infections/Diseases, nomacopan is being administered subcutaneously. For AKC, nomacopan is being administered topically which may also prove to be unfeasible, which could delay commercialization of nomacopan and result in significant additional costs to us.

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

We have obtained orphan drug status for nomacopan in GBS, HSCT-TMA, PNH and BP, but we may be unable to maintain the benefits associated with orphan drug status, including market exclusivity.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Although we have received orphan drug designation for nomacopan in GBS, HSCT-TMA, PNH and BP and intend to seek orphan product designation for nomacopan in further indications, we may never receive such additional designations and we are not currently pursuing a clinical development program targeting GBS or PNH.

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

We may seek a breakthrough therapy or fast track designation from the FDA for nomacopan. Such designation or a similar designation from other national or international regulatory agencies, may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that nomacopan or any other product candidates will receive marketing approval.

In addition to the fast track designation we have received for HSCT-TMA, we may seek a breakthrough therapy or fast track designation for nomacopan in other indications. A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Designation as a breakthrough therapy is within the discretion of the FDA. Receipt of a breakthrough therapy designation for nomacopan may not result in a faster development process, review or approval compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if nomacopan qualifies as a breakthrough therapy, the FDA may later decide that it no longer meets the conditions for qualification.

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

We are also exposed to the risk of employees, independent contractors, principal investigators, consultants, commercial partners or vendors engaging in fraud or other misconduct. Misconduct by employees, independent contractors, principal investigators, consultants, commercial partners and vendors could include intentional failures to comply with United Kingdom, or U.K., European Union, or EU, regulations, to provide accurate information to the UK, EMA or EU Member States authorities or to comply with manufacturing or quality standards we have or will have established. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices such as promotion of products by medical practitioners. Of general application are the European Anti-Fraud Office Regulation 883/2013, and the UK Bribery Act 2010. Under the latter, a commercial organization can be guilty of the offence if the bribery is carried out by an employee, agent, subsidiary, or another third-party, and the location of the third-party is irrelevant to the prosecution. The advertising of medicinal products in the EU is regulated by Title VIII of European Directive 2001/83/EC. The corresponding UK legislation is Part 14 of the Human Medicines Regulations 2012 (S.I. 2012/1916 as amended). Such laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious and irreparable harm to our reputation.

This could also apply with respect to data privacy. In the EU, the General Data Protection Regulation (EU) 2016/679, or GDPR, lays down the legal framework for data protection and privacy. . The GDPR applies directly in all Member States (until 31 December 2020, this included the UK) and applies to companies with an establishment in the EEA and to certain other companies not in the EEA that offer or provide goods or services to individuals located in the EEA or monitor the behavior of individuals located in the EEA. In the UK, the GDPR has been converted into UK domestic law, pursuant to the Data Protection, Privacy and Electronic Communications (Amendments etc)(EU Exit) Regulations 2019 (as amended), which makes some minor technical amendments to ensure the GDPR is operable in the UK (UK GDPR). The UK GDPR is also supplemented by the Data Protection Act 2018. UK and EU data protection law is therefore aligned. The GDPR and UK GDPR implement stringent operational requirements for controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data, increased cyber security requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities. The activities of data processors are being regulated for the first time, and require companies undertaking processing activities to offer certain guarantees in relation to the security of such processing and the handling of personal data. Contracts with data processors will also need to be updated to include certain terms prescribed by the GDPR, and negotiating such updates may not be fully successful in all cases. The GDPR provides that EU Member States may make their own further laws and regulations in relation to the processing of genetic, biometric or health data, which could result in differences between Member States, limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition. We are also subject to evolving and strict rules on the transfer of personal data out of the European Union to the United States, under both the GDPR and the UK GDPR. Under the GDPR personal data cannot be transferred to a third country (i.e. outside of the EEA) unless certain safeguards are in place. These include, for example, where the transfer is to a country that the EU Commission has deemed “adequate” or where EU standard contractual clauses have been implemented. Further prospective revision of the Directive on privacy and electronic communications (Directive 2002/58/EC), or ePrivacy Directive, may affect our marketing communications. Failure to comply with EU laws, including failure under the GDPR and UK GDPR, Data Protection Act 2018, ePrivacy Directive and other laws relating to the security of personal data may result in fines up to €20,000,000 (or £17,500,000 under the UK GDPR) or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability, which may be onerous and adversely affect our business, financial condition, results of operations and prospects. Failure to comply with the GDPR and related laws may also give risk to increase risk of private actions from data subjects and consumer not-for-profit organizations, including a new form of class action that is available under the GDPR. Compliance with the GDPR and UK GDPR requires a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to the aforementioned fines and penalties, litigation, and reputational harm in connection with any European activities.

Under the Trade and Cooperation Agreement between the UK and the EU (the EU-UK Trade Agreement), the UK will not be treated as a third country (for the purposes of data transfers) until an adequacy decision is granted, or (if earlier) until 1 May 2021. If no adequacy decision has been issued by that date, then there is a further automatic extension, until 1 July 2021, unless either party objects. During this period, personal data can continue to be exported from the EU to the UK without implementing additional safeguards. However, this bridging mechanism is subject to two conditions: (i) the UK does not make material changes to its data protection law or otherwise make use of “delegated powers”; and (ii) the UK data protection authority does not approve new transfer mechanisms or codes of conduct, without the consent of the EU-UK Partnership Council (the Partnership Council is responsible for overseeing the EU UK Trade Agreement). Within this timeframe, the European Commission will decide whether the UK provides “essentially equivalent” protection for personal data as the EU. If an adequacy decision is not granted, then the UK will be treated as a third country, such that additional safeguards will be required to facilitate the transfer of personal data from the EEA to the UK (for example, implementing EU standard contractual clauses), which will incur additional compliance costs.

The UK government has confirmed that the EEA is adequate, and so all transfers of personal data from the UK to the EEA will continue to be unrestricted after 1 July 2021.

The Withdrawal Agreement also contains provisions that continue to apply to EU data protection law with respect to certain ‘legacy’ personal data until full adequacy decisions are adopted by the EU and come into effect. Legacy data comprises personal data of individuals outside the UK (whether in the EEA or not) which is processed in the UK, where: (i) it was acquired before the end of the transition period and processed under EU data protection law; or (ii) it is processed on the basis of the Withdrawal Agreement after the end of the transition period, for example if personal data is processed under a provision of EU law that applies in the UK by virtue of the Withdrawal Agreement. There is risk that in the event UK and EU data protection law diverges, there will be a cost implication because this may lead to dual compliance requirements and costs with respect to identifying and tracking relevant legacy personal data to which EU data protection law applies in line with the Withdrawal Agreement requirements.

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

Risks Related to our Business Operations

Our business either directly or indirectly through critical suppliers to Akari may be adversely affected by the impact of COVID-19.

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of coronavirus, known as COVID-19, was reported in Wuhan, China. Epidemics such as this can adversely impact our business as a result of disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of the coronavirus, there is a general unease of conducting unnecessary activities in medical centers. For example, the Phase I/II clinical trial inpatients with AKC study has been halted and the opening of sites for the Phase III clinical trial in pediatric patients with HSCT-TMA was delayed until the end of 2020. It is too early to assess the full impact of the coronavirus outbreak on trials for nomacopan, but it has affected and is likely to continue to affect our ability to complete recruitment in our original timeframe. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally could adversely impact our operations and workforce, including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates, and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

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

As of December 31, 2020, we had eight full-time employees. Our focus on the development of nomacopan requires us to optimize cash utilization and to manage and operate our business in a highly efficient manner. We cannot assure you that we will be able to hire and/or retain adequate staffing levels to develop nomacopan or run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish.

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

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, PPACA, became law in the United States. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the PPACA. Congress and President Trump have expressed their intentions to repeal or repeal and replace the PPACA. President Trump issued an Executive Order and both chambers of Congress passed bills, all with the goal of fulfilling their intensions. However, to date, the Executive Order has had limited effect and the Congressional activities have not resulted in the passage of a law. If a law is enacted, many if not all of the provisions of the PPACA may no longer apply to prescription drugs. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how any future products are paid for and reimbursed by government and private payers our business could be adversely impacted. On December 14, 2018, a federal district court in Texas ruled that the PPACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, but in 2019, the Fifth Circuit Court of Appeals subsequently upheld the lower court decision, which was then appealed to the United States Supreme Court. The U.S. Supreme Court declined to hear the appeal on an expedited basis and so no decision will be forthcoming until the next Supreme Court term in late 2020 or early 2021. We are not able to state with any certainty what the impact of this court decision will be on our business pending further court action and possible appeals. In November 2020, Joseph Biden was elected President and, in January 2021, the Democratic Party obtained control of the Senate. As a result of these electoral developments, it is unlikely that continued legislative efforts will be pursued to repeal PPACA. Instead, it is possible that legislation will be pursued to enhance or reform PPACA. We are not able to state with certainty what the impact of potential legislation will be on our business.

In December 2020, the Department of Health and Human Services has published a final regulation that may significantly restricts the availability of certain regulatory safe harbors under the federal Anti-Kickback Statute, effective January 1, 2022, that are used to facilitate certain types of transactions between manufacturers and pharmacy benefits managers that play a significant role in the pharmaceutical distribution chain. These changes to the Discount Safe Harbors available under the Anti-Kickback Statute would reduce some of the protections currently available to manufacturers that pay negotiated rebates to pharmacy benefits managers in exchange for these “PBMs” agreeing to include drugs and biologics on the formularies of the PBM’s downstream customers, primarily the health plans that insure patients for both private commercial plans and government-sponsored plans. The Pharmaceutical Care Management Association has filed a lawsuit challenging this rule under the Administrative and Procedures Act. Should the regulation go into effect in 2022, it could have an impact on both our commercial supply arrangements with health plans and our supply arrangements to health plans that serve beneficiaries of federal health care programs such as Medicare Part D.

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

In late 2019, a novel strain of coronavirus, known as COVID-19, was reported in Wuhan, China. Epidemics such as this can adversely impact our business as a result of disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of the coronavirus, there is a general unease of conducting unnecessary activities in medical centers. For example, the Phase I/II clinical trial inpatients with AKC study has been halted and the opening of sites for the Phase III clinical trial in pediatric patients with HSCT-TMA was delayed until the end of 2020. It is too early to assess the full impact of the coronavirus outbreak on trials for nomacopan, but it has affected and is likely to continue to affect our ability to complete recruitment in our original timeframe. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally could adversely impact our operations and workforce, including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates, and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

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

The process of establishing and maintaining collaborative relationships is difficult, time-consuming and involves significant uncertainty, including:

•	a collaboration partner may shift its priorities and resources away from our product candidates due to a change in business strategies, or a merger, acquisition, sale or downsizing;

•	a collaboration partner may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons;

•	a collaboration partner may cease development in therapeutic areas which are the subject of our strategic collaboration;

•	a collaboration partner may not devote sufficient capital or resources towards our product candidates;

•	a collaboration partner may change the success criteria for a drug candidate thereby delaying or ceasing development of such candidate;

•	a significant delay in initiation of certain development activities by a collaboration partner will also delay payment of milestones tied to such activities, thereby impacting our ability to fund our own activities;

•	a collaboration partner could develop a product that competes, either directly or indirectly, with our drug candidate;

•	a collaboration partner with commercialization obligations may not commit sufficient financial or human resources to the marketing, distribution or sale of a product;

•	a collaboration partner with manufacturing responsibilities may encounter regulatory, resource or quality issues and be unable to meet demand requirements;

•	a partner may exercise a contractual right to terminate a strategic alliance;

•	a dispute may arise between us and a partner concerning the research, development or commercialization of a drug candidate resulting in a delay in milestones, royalty payments or termination of an alliance and possibly resulting in costly litigation or arbitration which may divert management attention and resources; and

•	a partner may use our products or technology in such a way as to invite litigation from a third party.

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

We use and heavily rely on third-party service providers to conduct and/or oversee the clinical trials of our product candidates and expect to continue to do so for the foreseeable future. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with the FDAs, MHRA’sand/or EMA’s requirements and its general investigational plan and protocol.

The FDA, MHRA and EMA require us and our third-party service providers to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule or conduct our clinical trials in accordance with regulatory requirements or the respective trial plans and protocols. In addition, third parties may not be able to repeat their past successes in clinical trials. The third parties’ failure to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates or result in enforcement action against us.

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

Even if we are able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	reliance on third-parties for manufacturing process development, regulatory compliance and quality assurance;

•	limitations on supply availability resulting from capacity and scheduling constraints of third-parties;

•	limitation on supply availability due to difficulties in sourcing raw materials;

•	the possible breach of manufacturing agreements by third-parties because of factors beyond our control; and

•	the possible termination or non-renewal of the manufacturing agreements by the third-party, at a time that is costly or inconvenient to us.

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

The FDA, MHRA EMA and other foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulators also inspect these facilities to confirm compliance with current good manufacturing practices, or cGMPs. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA, MHRA EMA and comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop our product candidates and market our products following approval.

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

We have identified a material weakness in our internal controls over financial reporting and if we fail to effectively remediate this weakness and fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could adversely affect our stock price and negatively impact our results of operations.

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

We identified a material weakness in our internal control over financial reporting, and concluded that our internal control over financial reporting was not effective as of December 31, 2020, which resulted in an error in the accounting treatment of the RPC options, or the RPC Options. In remediation of the material weakness, the RPC Options, which were originally recorded as a $26 million liability (as related to options and warrants), have been re-classified and re-valued in the year ended December 31, 2015 (and for each subsequent year) as $22.6 million of equity (additional paid-in capital) as discussed in “Item 15. Controls and Procedures” of this Annual Report on Form 20-F. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to remedy the material weakness and conclude that our internal control over financial reporting is ineffective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by the Nasdaq Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our management has concluded that our disclosure controls and procedures were ineffective.

Our management has concluded that our disclosure controls and procedures for the fiscal year ended December 31, 2020 were not effective for the fiscal year ended December 31, 2020 due to the material weakness noted above. See “Item 15. Controls and Procedures.”  If we do not effectively remediate the material weakness identified, we may not be able to accurately report our financial condition, results of operations or cash flows on a timely basis, which may adversely affect investor confidence in us.

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

If we are deemed or become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2021 or in any prior or subsequent years, there may be negative tax consequences for U.S. taxpayers that are holders of our ADSs.

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

We believe we were not a PFIC for 2020.  Because the PFIC determination is highly fact sensitive, there can be no assurance that we will not be a PFIC for 2021 or for any other taxable year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our ADSs, and such U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to such U.S. shareholder, and any gain realized on the sale or other disposition of our ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for ADSs; (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ADSs during a period when we are a PFIC will be generally subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to certain exceptions, including for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. If an investor provides reasonable notice to us that it has determined to make a QEF election, we intend to provide annual financial information to such investor as may be reasonably required for purposes of filing United States federal income tax returns in connection with such QEF election.

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

As of April 15, 2021, our directors and executive officers, together with their affiliates and related persons, beneficially own, in the aggregate, approximately 22.8% of our outstanding ordinary shares. RPC Pharma Limited, or RPC, which is controlled by our chairman Dr. Ray Prudo, beneficially owns approximately 21.0% of our outstanding ordinary shares. In addition, as of such date, and based on information provided to us by Aspire Capital, Aspire Capital beneficially owns approximately 19.3% of our outstanding ordinary shares. Accordingly, these shareholders, if acting together, or Dr. Prudo, individually, or Aspire Capital may have the ability to impact the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these persons may have the ability to influence the management and affairs of our Company. Accordingly, this concentration of ownership may harm the market price of our ADSs by:

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

The withdrawal of the United Kingdom from the European Union (Brexit) could adversely affect our business, financial condition, results of operations and prospects.

The UK left the European Union on January 31, 2020, or Brexit Day. That departure is governed by the “Withdrawal Agreement” agreed between the EU and the UK. The Withdrawal Agreement addressed certain EU-related matters that were immediately affected by the withdrawal itself, and specified a transition period until December 31, 2020 during which, pursuant to UK domestic legislation, EU laws and international agreements between the EU and non-Member States applied in the UK; in effect, the UK continued to be treated as if it had been a Member State, including remaining a member of the Customs Union and the Single Market.

Since January 1, 2021 the UK has been treated by the EU as a “third country”. The trade relationship between the EU and the UK is now principally governed by a trade and co-operation agreement, or the EU-UK Trade Agreement. Alongside agreements for co-operation on economic, social, environmental and other matters, the EU-UK Trade Agreement incorporates an extensive free trade agreement that provides for zero tariffs and quotas on goods, provided that certain conditions are met. Nevertheless, additional administrative and regulatory burdens may increase costs. Moreover, UK laws may diverge in future from those in the EU. Brexit could adversely affect economic or market conditions in the UK, Europe or globally and could contribute to instability in global financial markets. Brexit could result in the regulatory compliance and patent costs associated with our business increasing significantly so as to adversely affect our financial condition, results of operations and prospects. We are now required to register any current EU-wide patents separately with the UK Intellectual Property Office, which could require significant additional expense. Further, our regulatory compliance costs may increase, as the UK has adopted standalone UK medicines regulations. This regulatory regime is currently similar to EU regulations but under the Medicines and Medical Devices Act 2021, the UK may adopt changed regulations which may diverge from the EU legislative regime for medicines, their research, development and commercialization. Separate regulatory regimes will require us to comply with separate regimes in the UK and the EU, or to develop new policies and procedures or reorganize our operations, any of which could increase our compliance costs. Brexit also led to a decrease in the value of pounds sterling against the U.S. dollar, as well as general volatility in currency exchange markets. The challenges faced by the UK following Brexit could result in an overall decline in trade and economic growth and/or an increase in economic volatility and therefore may affect the attractiveness of the UK as a leading center for business and commerce. Any of the aforementioned possible effects of Brexit, and others that we cannot anticipate, may materially adversely affect our business, financial condition, results of operations and prospects.

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

It may be difficult for U.S. investors to bring and/or effectively enforce suits against our Company outside of the United States. We are a public limited company incorporated in England and Wales under the Companies Act 2006, as amended, or the Companies Act. A majority of our directors are not residents of the United States, and all or substantial portions of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our ordinary shares or ADSs to effect service of process on these persons within the United States or to make effective recovery in the United States by enforcing any judgments rendered against them. In addition, if a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against us or our directors or officers, it may, depending on the jurisdiction, be difficult to enforce the judgment in the non-U.S. courts against us and any of our non-U.S. resident executive officers or directors. Accordingly, U.S. shareholders may be forced to bring legal proceedings against us and our respective directors and officers under English law and in the English courts in order to enforce any claims that they may have against us or our directors and officers. The enforceability of a U.S. judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Nevertheless, it may be difficult for U.S. shareholders to bring an original action in the English courts to enforce liabilities based on the U.S. federal securities laws against us and any of our non-U.S. resident executive officers or directors.

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

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. Under our Articles of Association, the minimum notice period required to convene a general meeting is 14 clear days’ notice (or, for an annual general meeting, 21 clear days’ notice (unless, in the case of an annual general meeting, all members entitled to attend and vote at the meeting, or, in the case of any other general meeting, a majority in number of the members entitled to attend and vote who hold not less than 95% of the voting shares (excluding treasury shares), agree to shorter notice). When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure them that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as an ADS holder, they will not be able to call a shareholders’ meeting.

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

On September 18, 2015, we completed an acquisition of all of the capital stock of Volution Immuno Pharmaceuticals SA, or Volution, a private Swiss company, from RPC Pharma Limited, or RPC, Volution’s sole shareholder, in exchange for our ordinary shares, in accordance with the terms of a Share Exchange Agreement, dated as of July 10, 2015.  In connection with the acquisition, our name was changed to Akari Therapeutics, PLC and the combined company focused on the development and commercialization of life-transforming treatments for a range of rare and orphan autoimmune and inflammatory diseases caused by dysregulation of complement C5 and leukotriene LTB4

Our ADSs have been listed on the Nasdaq Capital Market under the symbol “AKTX” since September 21, 2015 and under the symbol “CLTX” from January 31, 2014 until September 18, 2015. Prior to that, our ADSs were quoted on the OTCQB under the symbol “CLSXD” from January 3, 2014 to January 30, 2014 and were quoted on the OTCQB under the symbol “CLSXY” from September 16, 2013 until January 2, 2014 and under the symbol “MRRBY” from February 19, 2013 to September 15, 2013. Effective January 3, 2014, our ratio of ADSs to ordinary shares changed from one ADS per each two ordinary shares to one ADS per each ten ordinary shares and, effective as of September 17, 2015, our ratio of ADSs to ordinary shares changed from one ADS per each ten ordinary shares to one ADS per each one hundred ordinary shares. Currently, each ADS represents one hundred ordinary shares. Effective December 8, 2020, the currency of the Company’s ordinary shares was changed from pounds sterling to US dollars and the nominal (par) value of an ordinary share was reduced to $0.0001.

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

Capital Expenditures

Our capital expenditures for the years ended December 31, 2020, 2019 and 2018 were $0, $0 and $0, respectively.

B.	Business Overview

We are a clinical-stage biopharmaceutical company focused on developing treatments for acute and chronic inflammation, specifically through the inhibition of the complement and leukotriene pathways. Each of these systems has scientifically well-supported causative roles in the diseases being targeted by us. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases.

Our lead product candidate, nomacopan inhibits both terminal complement activation and leukotriene B4, or LTB4. It inhibits terminal complement activation by tightly binding to C5 and preventing its cleavage. It inhibits LTB4 by capturing the fatty acid within the body of the nomacopan protein

Nomacopan is a recombinant small protein (16,740 Da) derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, where it modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response.

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

We have received Fast Track designation from the FDA for the investigation of nomacopan for the treatment of pediatric HSCT-TMA and for the treatment of PNH in patients who have polymorphisms conferring Soliris® (eculizumab) resistance. The Fast Track program was created by the FDA to facilitate the development and expedite the review of new drugs which show promise in treating a serious or life-threatening disease and address an unmet medical need. Drugs with Fast Track designation may also qualify for priority review to expedite the FDA review process, if relevant criteria are met.

Our clinical targets for nomacopan are orphan inflammatory diseases where the inhibition of both C5 and LTB4 are implicated, including bullous pemphigoid, or BP, pediatric HSCT-TMA, and as well as inflammatory conditions in the eye and lung including dry eye, dry AMD and COVID-19 pneumonia. Our clinical programs are in different stages of development ranging from Phase I to Phase III.

Clinical Development Program — Past and Future

Phase Ia Single Ascending Dose Trial

Nomacopan entered clinical development in 2013 when a Phase Ia clinical trial was initiated under a Clinical Trials Authorization (CTA) issued by the Medicines and Healthcare products Regulatory Agency (MHRA), an executive agency of the Department of Health and Social Care in the United Kingdom. The primary objective of this single ascending dose, first-in-man study was to explore the safety profile of nomacopan in 24 subjects. The drug was well tolerated, and no serious or dose-related serious adverse events were reported. The secondary objective of this Phase Ia clinical trial was to examine the effect of nomacopan on complement activity at the highest, therapeutic dose. This showed that the peak onset of action was about nine hours after injection, and that the effect of a single dose was detectable for more than 96 hours. The effects were consistent between all subjects and showed 100% inhibition of the complement system within 12 hours.

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

In May 2020, we announced positive topline results from our fully recruited Phase II study of nomacopan in BP patients. The study achieved no drug-related serious adverse events with seven of nine treated patients showing a rapid and clinically significant reduction in BPDAI score. Of the seven responders, three showed an 80%+ reduction in BPDAI score and three an approximately 40% reduction in BPDAI score within six weeks of starting nomacopan.

We initiated a pivotal Phase III program for the treatment of BP in early 2021 follow the opening of an IND with the FDA, and clinical sites are expected to open for recruitment mid-2021. Following positive FDA and EMA meetings in 2020, the pivotal trial design is in two parts, with Part A and Part B having the same structure, duration, endpoints and target population of moderate and severe BP patients.

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

•	During the third quarter of 2018, we commenced a Phase I/II randomized, double blinded, placebo-controlled trial with an initial three patients (Part A) prior to the blinding (Part B) to evaluate the safety and efficacy of nomacopan in patients with the inflammatory mediated eye disorder AKC. In Part A of the Phase I/II study, three patients were treated with twice daily nomacopan eye drops in addition to standard of care for up to 56 days in order to establish the safety and tolerability of the drops in preparation for Part B, a randomized, double-masked placebo-controlled comparison in 16 patients. The drops were found to be comfortable and well-tolerated throughout the trial for all three patients. There were no serious adverse events reported. On that basis, the independent safety committee gave permission for the trial to proceed to Part B. Enrollment in the Part B placebo-controlled efficacy arm of the study was halted in H1 2020 due to the coronavirus outbreak. Of the 12 patients recruited, a complete data set was available on 10 patients – two from Part A and eight from Part B. In Part B, of the eight patients recruited, six were placebo (four AKC patients and two other surface of the eye diagnosis) and two were treated with nomacopan (two AKC patients). As a first-in-eye Phase I/II study, the primary endpoint measure was safety. Aggregating data from the eight AKC patients from Part A and Part B shows no ocular treatment emergent serious adverse events during the eight-week treatment period. Nomacopan is delivered topically without preservatives and is pH neutral. A comfort score measured after each eye drop installation showed the drug was comfortable and well tolerated. Although the four nomacopan treated AKC patients achieved a higher improved mean efficacy score than the four placebo AKC patients the patient numbers are too small to show statistical significance on efficacy measures between the two treatment groups.

During the first quarter of 2020, the Company announced new preclinical data comparing the therapeutic efficacy of nomacopan, long acting PAS-nomacopan, and a monoclonal anti-VEGF antibody all administered intravitreally. PAS-nomacopan was found to reduce intraocular VEGF levels by as much as the anti-VEGF antibody with 74% (p=0.04) and 68% (p=0.05) reductions respectively, compared to saline control. Furthermore, while clinically assessed inflammation increased in both the control and anti-VEGF groups by 49% and 33%, respectively, PAS-nomacopan treatment showed a 9% reduction in inflammation assessed by retinal fundoscopy (p=0.02).This therapeutic activity across multiple pathogenic pathways (VEGF, inflammation and complement) supports the potential for nomacopan as a new mode of action for the treatment of back of the eye diseases.

During the fourth quarter of 2020, the Company announced the publication of the results of a two-year research collaboration with the UCL Institute of Ophthalmology. The results showed that the therapeutic intravitreal (IVT) administration of long-acting nomacopan mitigated both the severity and progress of retinal damage in two models of autoimmune uveitis, a severe inflammatory eye disease where steroids are the primary treatment option. In addition, results showed the presence of inflammatory cells expressing both complement C5 and LTB4 receptors in retinal tissue from donor patients with uveitis as compared to healthy donor eyes.

HSCT-TMA Clinical Program

HSCT-TMA is an orphan condition with an estimated fatality rate of more than 80% in pediatric patients with the disease. A framework for a pivotal trial design for pediatric patients was agreed with the FDA in which the response to nomacopan of selected, clinically meaningful treatment variables would be the primary endpoint. In September 2018, Akari announced that in the first two patients treated with nomacopan as part of a UK named patient program it had observed a rapid reduction of the markers of complement activation as well as normalization of markers that are elevated in HSCT-TMA (platelet count, red blood cell fragments, thrombocytopenia, elevated LDH and hypertension).

In December 2019, we opened a multi-center Phase III study for the treatment of pediatric HSCT-TMA with nomacopan. The primary endpoints are focused on disease response defined primarily by renal improvement and reduced transfusion dependence. This two-part pivotal Phase III study of nomacopan in pediatric patients with HSCT-TMA is based on guidance from our end-of-Phase II meeting with the FDA. Part A of the trial is a dose confirmation study. Part B of the trial is a single arm responder-based efficacy study that will follow an interim analysis of Part A and a meeting with the FDA. As a result of the coronavirus outbreak, we experienced delays in openings and enrollment. However, the Phase III study in pediatric HSCT-TMA is now open for enrollment in Europe and the U.S. subject to the ongoing impact of COVID-19 related restrictions.

COVID 19 Pneumonia and Related Diseases Program

COVID-19 pneumonia is believed to be a major cause of death in patients with COVID-19 and despite improvements in the standard of care, remains difficult to treat. Nomacopan by binding C5, nomacopan inhibits production of C5a and C5b9 which have inflammatory and prothrombotic effects, and by preventing LTB4 from interacting with its cell surface receptors nomacopan may directly inhibit the migration of neutrophils to the lung and subsequent damaging cytokine release.

We are exploring the potential for nomacopan as a treatment of COVID-19 pneumonia in the US, UK and Brazil. In the U.S., the FDA has approved a randomized multi-center randomized study in patients hospitalized with COVID-19 pneumonia with a new increased dosing schedule, following experience in Brazil. The clinical study in Brazil has been paused to optimize dosing due to a subset of patients whose complement levels did not remain fully ablated, indicating an unexpectedly high complement drive.

In the UK, the COVID-19 observational study is complete. This observational study will provide data on complement and cytokine activity and the potential to optimize treatment with nomacopan by focusing on particular patient subgroups or time points in the disease. Initial data has identified elevated levels of LTB4 in COVID patients. In addition, other early disease biomarkers have been analyzed, which may allow for the potential to optimize treatment patient selection for treatment with nomacopan.

We are exploring opportunities to expand its lung program to include other inflammatory diseases with exacerbations, limited treatment options and where both complement and leukotriene pathways are implicated. In this context an investigator led severe asthma study is being considered in the US.

PNH Clinical Program

The PNH program consists of four separate studies.

Phase II PNH Eculizumab-Resistant Trials which opened in Q1 2016 and has treated two patients and is now closed.

Phase II COBALT PNH Trial which opened in Q4 2016 and has treated eight patients and is now closed.

Phase III CAPSTONE PNH Trial which opened in Q1 2018 and has treated nine patients and is now closed.

Long-Term Safety and Efficacy CONSERVE Study which treated 15 patients and is now closed.

In December 2020, we announced new data on the efficacy and safety profile of long-term self-administration of nomacopan for treatment of patients with PNH.

The data from 19 PNH patients treated for a median of 18.5 months are derived from the Phase II COBALT trial (n=8 patients), the Phase II trial which specifically recruited eculizumab-resistant patients (n=2 patients), the Phase III CAPSTONE trial (n = 9 patients), and from the long-term safety study CONSERVE (n = 15), which accepted patients from the Phase II and Phase III studies. Sixteen of the 19 PNH patients were transfusion dependent prior to treatment with nomacopan, of whom 14 were treated with nomacopan for six months or more.

The data show that long term self-administration of nomacopan by PNH patients:

1)       Reduced transfusion dependence (the most clinically relevant efficacy endpoint) by 79% in the 14 formerly transfusion dependent patients treated with nomacopan for at least six months, with a median time since last transfusion of 13.8 months.

2)       In the Phase III CAPSTONE trial, all patients dosed with nomacopan (n=4) were transfusion independent for the six-month treatment period while all patients on placebo (n=5) remained transfusion dependent, which was the primary end point of the study. The difference is statistically significant at the p=0.034 level. The active and placebo groups were very similar in terms of transfusion requirements prior to treatment.

3)       The number of units of packed red blood cells (U PRBC) received per month declined in all 16 of the transfusion dependent PNH patients by 77% from a mean value of 0.91 U PRBC per month prior to treatment with nomacopan to 0.21 U PRBC per month on nomacopan3.

4)       The three PNH patients who were transfusion independent prior to treatment with nomacopan remained transfusion independent on nomacopan.

5)       None of the 19 PNH patients treated with nomacopan for over 30 cumulative patient-years had a reported major adverse vascular event (MAVE).

6)       There has only been a single reported serious adverse event (urinary tract infection) in one patient that was considered possibly related to nomacopan. None of the patients has had a meningococcal infection reported.

7)       Terminal complement activity was below the lower limit of assay quantification (10 CH50 U Equivalent/ml) in all patients at all time points measured during long-term treatment on nomacopan.

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

No neutralizing antibodies have been detected, including in the healthy volunteers in the Phase Ia and Ib trials, and the PNH studies.

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

In addition, new data in a pig model has shown a similar PK profile for the higher concentrated formulation to be used across our subcutaneous programs. This new highly concentrated formulation with small (0.3mL) volume and water-like viscosity is intended to allow ease of administration and increased patient comfort for use alongside a new auto-injector pen holding a week’s dosing stable at room temperature. We intend to initiate a Phase I clinical trial with a new auto-injector pen formulation in the future.

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

Treatment should aim to control symptoms with minimum adverse effects where possible. Options are broadly divided into anti-inflammatory drugs, immunosuppressive or immunomodulating drugs, and procedures that aim to remove circulating pathogenic antibodies and inflammatory mediators. Corticosteroids are the most commonly used anti-inflammatory drugs given for treatment of BP. They are administered systemically, for example prednisolone, or topically for very potent steroids such as clobetasol. Anti-inflammatory antibiotics such as tetracyclines are used as well. Long-term use of potent steroids is associated with a threefold increase in mortality and several adverse effects such as severe skin atrophy, osteoporosis, diabetes, glaucoma, cataract formation, weight gain, and psychologic disturbances. Intravenous immunoglobulins have been used as immunomodulatory agents in BP as well as other auto immune blistering skin diseases.

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

COVID 19 Pneumonia and Related Diseases Program

COVID-19 pneumonia is believed to be a major cause of death in patients with COVID-19 and despite improvements in standard of care, remains difficult to treat. Accumulating data across a range of clinical studies in patients with COVID-19 pneumonia continues to point at the central role of complement C5a and C5b9 as well as neutrophil accumulation in the lung leading to severe inflammation and dramatic reductions in the delivery of blood through the capillary bed of the lung and ultimately other organs.

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

Both the complement and leukotriene pathways work as part of the immune system to disable and clear out foreign invaders and unwanted cells, and as such, plays an important role in the pathology of many autoimmune diseases. The term “Complement Mediated Diseases” applies to diseases and conditions where a patient’s immune system attacks and destroys healthy body tissue by mistake, causing damage through its complement component and through mediators induced by complement activation. These diseases and conditions are often very rare, and include such diseases as PNH, aHUS, GBS, Myasthenia Gravis, transplant mediated organ rejection, glomerulopathies (kidney diseases), as well as numerous other disorders. While not all complement mediated diseases will respond to a direct C5 inhibitor, like nomacopan, there is a large market opportunity as demonstrated by eculizumab with approximately $4 billion in net sales in 2020.

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

There has been a broad research effort in complement-based therapy to date, with eculizumab being the first and only therapy approved that directly inhibits C5. Although there is currently less research and development effort in the leukotriene field there are approved leukotriene inhibitors such as Zileuton, which is a treatment for severe asthma. However, we are aware of certain other companies and academic institutions that are continuing their efforts to discover and develop alternate complement and/or C5 inhibitors, including Alexion, Appelis, Omeros, Chemocentryx, and UCB.

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

Manufacturing

We currently rely on a third-party contract manufacturer, or CMO, which complies with FDA’s current good manufacturing practice requirements, for all of our clinical supplies, including active pharmaceutical ingredients, or APIs, drug substances and finished drug products for our preclinical research and clinical trials, including the Phase I/II trials for nomacopan. Analytical methods that define activity, identity, purity, sterility, endotoxin, and host cell related impurities have been established and qualified for release testing of drug substance. We successfully completed a commercial scale process batch in 2016 and manufactured multiple lots of nomacopan in 2018, 2019, 2020 and year to date 2021.

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

In April 2014, a new Clinical Trials Regulation, (EU) No 536/2014, or the New CT Regulation, was adopted which will replace the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are identical throughout the European Union, the new EU clinical trials legislation was passed as a “regulation” that is directly applicable in all EU member states. All clinical trials performed in the European Union are required to be conducted in accordance with the Clinical Trials Directive 2001/20/EC until the new Clinical Trials Regulation (EU) No 536/2014 becomes applicable. Although the New CT Regulation entered into force on June 16, 2014 the timing of its application depends on the development of a fully functional Clinical Trial Information System (CTIS), which will be confirmed by an independent audit. It is currently envisaged for the CTIS to go live in December 2021, but given the delays experienced in the past, there is some uncertainty to this date. The New CT Regulation becomes applicable six months after the European Commission publishes a notice of this confirmation. Despite not yet being in force, the New CT Regulation is being treated as the template with respect to the emphasis it places on the need for transparency, accuracy and fairness in reporting clinical data.

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

Centralized Authorization Procedure

The centralized procedure enables applicants to obtain a marketing authorization that is valid in all EU member states based on a single application. Certain medicinal products, including products developed by means of biotechnological processes, must undergo the centralized authorization procedure for marketing authorization, which, if granted by the European Commission, is automatically valid in all 27 EU member states. The EMA and the European Commission administer this centralized authorization procedure pursuant to Regulation (EC) No 726/2004.

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

UK Regulation

From 1 January 2021, EU law no longer directly applies in the UK. The UK has adopted existing EU medicines regulation as standalone UK legislation with some amendments to reflect procedural and other requirements with respect to marketing authorizations and other regulatory provisions.

In order to market medicines in the UK, manufacturers must hold a UK authorization. On 1 January 2021, all EU marketing authorizations were converted to UK marketing authorizations subject to a manufacturer opt-out. For a transitional period, Great Britain will adopt decisions taken by the European Commission on the approval of new marketing authorizations in the community marketing authorization procedure. Such applications must include all information provided to the EMA during the relevant licensing procedure including the final CHMP opinion. The MHRA’s guidance states that the UK will have the power to take into account marketing authorizations made under the EU decentralized and mutual recognition procedures. In addition, the MHRA’s guidance has been updated to refer to new national licensing procedures including new routes of evaluation for novel and biotechnological products.

UK medicines legislation is subject to future regulatory change under the Medicines and Medical Devices Act 2021. This act sets out a new framework for the adoption of medicines regulation.

Different rules will apply in Northern Ireland following implementation of the Northern Ireland Protocol. In Northern Ireland, EU central marketing applications will continue to apply.

The EU-UK Trade Agreement contains an Annex in relation to medicinal products with the objective of facilitating availability of medicines, promotion of public health and consumer protection in respect of medicinal products between the UK and the EU. The Annex provides for mutual recognition of Good Manufacturing Practice (GMP) inspections and certificates, meaning that manufacturing facilities do not need to undergo duplicate inspections for the two markets. The Annex establishes a Working Group on Medicinal Products to deal with matters under the EU-UK Trade Agreement, facilitate co-operation and for the carrying out of technical discussions. It is expected that further bilateral discussions will continue with respect to regulatory areas not the subject of the EU-UK Trade Agreement, including pharmacovigilance. The EU-UK Trade Agreement also does not include reciprocal arrangements for the recognition of batch testing certification. However, the UK has listed approved countries, including the EEA which will enable UK importers and wholesales to recognize certain certification and regulatory standards. The European Commission has not adopted such recognition procedures.

It is expected that the establishment of a separate UK authorization system, albeit with transitional recognition procedures in the UK, will lead to additional regulatory costs. In addition, additional regulatory costs will be incurred with respect to the lack of mutual recognition of batch testing and related regulatory measures.

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

On October 25, 2018, the Centers for Medicaid and Medicare Services gave Advance Notice of Proposed Rulemaking to propose the implementation of an “International Pricing Index” model for Medicare Part B drugs and biologicals (single source drugs, biologicals, and biosimilars). Public comments were due on December 31, 2018 with a proposed rule theoretically being offered as early as Spring 2019 with target implementation of a 5 year pilot program beginning in Spring 2020. In December 2020, the U.S. District Courts granted temporary nationwide injunctions for the drug pricing model proposed to be effective January 1, 2021, precluding its implementation. In November 2020, Joseph Biden was elected President and, in January 2021, the Democratic Party obtained control of the Senate. We are not able to state with certainty what the impact of these changes will have on our business with regard to these drug pricing initiatives.

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

Health Technology Assessment, or HTA, of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU member states. These countries include France, Germany and Sweden. The HTA process in the EU member states is governed by the national laws of these countries. HTA is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of the use of a given medicinal product in the national healthcare systems of the individual country is conducted. HTA generally focuses on the clinical efficacy and effectiveness, safety, cost, and cost-effectiveness of individual medicinal products as well as their potential implications for the national healthcare system. Those elements of medicinal products are compared with other treatment options available on the market.

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

The proposed regulation was redrafted in 2019 and continues to be subject to discussion. It is expected that if it is adopted and enters into force, it will become applicable three years later. Following the date of application, a further three-year period is envisaged to allow for a phase-in approach for member states to adapt to the new system.

U.S. Healthcare Reform and Other U.S. Healthcare Laws

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal healthcare laws, including those commonly referred to as “fraud and abuse” laws have been applied in recent years to restrict certain marketing practices in the pharmaceutical industry. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the U.S. federal government and the states in which we conduct our business. The laws that may affect our ability to operate include the following:

•	The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. This statute has been interpreted to apply broadly to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other. In addition, PPACA amended the Social Security Act to provide that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. A conviction for violation of the Anti-Kickback Statute requires mandatory exclusion from participation in federal health care programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and those activities may be subject to scrutiny or penalty if they do not qualify for an exemption or safe harbor.

•	The federal civil False Claims Act, or FCA, prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. This statute also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as FCA defendants in addition to the corporations. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $5,500 to $11,000 per false claim or statement ($11,665 to $23,331 per false claim or statement for penalties assessed after June 19, 2020). Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.

•	The federal False Statements Statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services.

•	The federal Civil Monetary Penalties Law authorizes the imposition of substantial civil monetary penalties against an entity, such as a pharmaceutical manufacturer, that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment.

•	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

•	The majority of states also have statutes similar to the federal anti-kickback law and false claims laws that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, that apply regardless of whether the payer is a government entity or a private commercial entity.

•	The federal Open Payments (Physician Payments Sunshine Act) program requires manufacturers of products for which payment is available under Medicare, Medicaid or the State Children’s Health Insurance Program, to track and report annually to the federal government (for disclosure to the public) certain payments and other transfers of value made to physicians and teaching hospitals as well as disclosure of payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations. In addition, several U.S. states and localities have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, and/or make periodic public disclosures on sales, marketing, pricing, clinical trials, and other activities. Other state laws prohibit certain marketing-related activities including the provision of gifts, meals or other items to certain healthcare providers. Many of these laws and regulations contain ambiguous requirements that government officials have not yet clarified. Given the lack of clarity in the laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent federal and state laws and regulations.

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

There is significant interest in the United States in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access, including increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. There have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Although multiple bills to repeal or repeal and replace portions of the PPACA have been introduced in 2017, none of these measures have successfully passed both houses of Congress. Congress may consider other legislation to repeal and replace elements of the PPACA or other health reform measures in the future. However, with the election of Joseph Biden and a change in control of the Senate, it is less likely that Congress will pass legislation to repeal and replace PPACA, but legislation to modify or expand PPACA may be considered.

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

Legal Proceedings

On April 27, 2017, we issued a press release stating that Edison Investment Research Ltd., or Edison, has withdrawn its report issued April 26, 2017 titled “Akari’s nomacopan matches Soliris® (eculizumab) in Phase II”, or the “Edison Report”, because it contains material inaccuracies, including without limitation, with respect to our interim analysis of our ongoing Phase II PNH trial of nomacopan. Investors were cautioned not to rely upon any information contained in the Edison Report and instead were directed to our press release issued on April 24, 2017 that discusses the interim analysis of our then ongoing Phase II PNH trial and other matters. This resulted in a putative securities class action that has since settled and a separate settlement with Edison. We voluntarily reported to the SEC the circumstances leading to the withdrawal of the Edison Report and the outcome of its special committee’s investigation. In response, the SEC initiated an investigation with respect to the Edison Report and the Company’s Phase II clinical trial of nomacopan (formerly known as Coversin). On April 13, 2021, the Staff of the SEC notified us that the Staff had concluded the investigation and that, based on the information the Staff has to date, the Staff does not intend to recommend an enforcement action by the Commission against us.

Employees

As of December 31, 2020, we had nine full-time employees.

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

We do not currently own any property.

We currently lease office space in New York, New York on a month-to-month basis for approximately $3,000 per month.

We also lease office space in London, England, for approximately $11,000 per month. The lease for this property expired in March 2019 and is continuing on a short-term basis.

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

Overview

We are a clinical-stage biopharmaceutical company focused on developing treatments for autoinflammatory diseases involving the complement (C5) and leukotriene (LTB4) pathways. The Company’s activities since inception have consisted of performing research and development activities and raising capital. Each of these pathways has scientifically well-supported causative roles in the diseases we are targeting. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases.

Our lead product candidate, nomacopan (formerly known as Coversin), is a recombinant small protein derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, which modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response. Nomacopan is a second-generation complement inhibitor which acts on complement component-C5, preventing release of C5a and formation of C5b–9 (also known as the membrane attack complex, or MAC), and independently and specifically also inhibits leukotriene B4, or LTB4, activity, both elements that are often co-located as part of the immune/inflammatory response. The importance of nomacopan’s dual inhibitory action is therefore twofold. First, it can prevent inflammatory and prothrombotic activities of two key pathways, and second, the pathways can be independently activated. Additionally, nomacopan’s bio-physical properties allow it to be potentially used in a variety of formulations, including subcutaneous, intravenous, topical or inhaled routes of administration.

Our clinical targets for nomacopan are orphan inflammatory diseases where the inhibition of both C5 and LTB4 are implicated, including bullous pemphigoid, or BP, thrombotic microangiopathy bone marrow transplant, or TMA-HSCT as well as inflammatory conditions in the eye and lung including dry eye, dry AMD and COVID-19 pneumonia.

In February 2020, we entered into securities purchase agreements with certain accredited and institutional investors, led by some of our existing investors, including Dr. Ray Prudo, our Chairman, providing for the issuance of an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million. We also entered into a letter agreement with Paulson Investment Company, LLC, or the Placement Agent, to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the investors and the Placement Agent unregistered warrants to purchase 2,810,136 ADSs at $2.20 per ADS and 449,623 ADSs at $2.55 per ADS, respectively. See “Liquidity and Capital Resources – 2020 Private Placements”.

In June 2020, we entered into a Purchase Agreement with Aspire Capital, or 2020 Purchase Agreement, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of our ADSs during a 30-month period beginning on the effective date of a registration statement related to the transaction. Concurrently with entering into the 2020 Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital, in which we agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act of 1933, as amended, or the Securities Act, the sale of our securities that have been and may be issued to Aspire Capital under the 2020 Purchase Agreement. See “Liquidity and Capital Resources – Aspire Capital Financing Arrangements”.

Impact of Coronavirus Outbreak

The global outbreak of COVID-19, also known as coronavirus, and public health epidemics can adversely impact the Company’s business as a result of disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of the coronavirus, there is a general unease of conducting unnecessary activities in medical centers. As a consequence, during 2020 the Company’s ongoing trials have been halted or disrupted. It is too early to assess the full impact of the coronavirus outbreak on trials for nomacopan, but COVID-19 has affected the Company’s ability to complete recruitment in the original timeframe. For example, the Phase I/II clinical trial in patients with AKC study has been halted and the opening of sites for the Phase III clinical trial in pediatric patients with HSCT-TMA was delayed until the end of 2020. The extent to which the coronavirus impacts operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and continued severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally could adversely impact the Company’s operations and workforce, including research and clinical trials and the ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of the Company’s product candidates, and could result in the inability of suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on the Company’s business, financial condition and results of operation.

Restatement and Revision of Previously Issued Financial Statements

As described in Note 3 to our audited financial statements contained elsewhere in this report, we restated our audited financial statements as of and for the years ended December 31, 2019 and 2018. The impact of the restatement is reflected in Operating and Financial Review and Prospects below.

Critical Accounting Policies and Use of Estimates

The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles, or U.S. GAAP, requires management to make estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

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

We classify our stock-based payments which are settled in our ordinary shares as equity-classified awards. We measure equity-classified awards at their grant date fair value and do not subsequently remeasure them. Compensation costs related to equity-classified awards generally are equal to the grant date fair value of the award amortized over the vesting period of the award.

 Warrants issued in connection with our 2019 Registered Direct Offering

In connection with the sale of the ADSs in the 2019 Registered Direct Offering, we issued to investors unregistered warrants to purchase an aggregate of 1,184,213 ADSs in a private placement, or the 2019 Investor Warrants. The 2019 Investor Warrants are immediately exercisable at an exercise price of $3.00 per ADS, subject to adjustment as set forth therein and will expire five years from issuance. We also issued unregistered warrants to the Placement Agent to purchase an aggregate of 177,629 ADSs, or the 2019 Placement Agent Warrants, on the same terms as the 2019 Investor Warrants, except that the 2019 Placement Agent Warrants are exercisable at $2.85 per ADS. The total amount of warrants issued in connection with this registered direct offering amounted to warrants to purchase an aggregate of 1,361,842 ADSs, all of which were outstanding as of December 31, 2020. The 2019 Investor Warrants and the 2019 Placement Agent Warrants, or, together, the 2019 Warrants, at the time of their issuance, were recorded as liability-classified awards and accounted for in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. In accordance with ASC 820, we measured the 2019 Warrants at grant date fair value. The total grant date fair value of the 2019 Warrants was $1,213,816. On December 8, 2020, the Company held a general meeting (“2020 General Meeting”) and changed the currency of its ordinary shares from pounds sterling to US dollars (“2020 Redenomination”). As a consequence of the 2020 Redenomination, the Company is required to reassess, whether its financial instruments or other contracts that previously required derivative accounting within the scope of ASC 815 Financial Instruments either (a) no longer meet the definition of a derivative or (b) meet a scope exception to the derivative guidance due to a change in facts and circumstances. The Company concluded that due to the 2020 Redenomination, the 2019 Warrants now meet the requirements for classification as equity under ASC 815-40-25 as of December 8, 2020, the date of the 2020 General Meeting. The Company updated the carrying amount of the warrant liability to its fair value on December 8, 2020, with any changes recorded in the Consolidated Statements of Comprehensive Loss and then reclassed the warrant liability balance to additional paid in capital within Shareholders’ Equity.

At December 8, 2020, the fair value of the 2019 Warrants was $882,237. The change in fair value of the 2019 Warrants from January 1, 2020 to December 8, 2020 was a decrease of $132,632  and was recognized as a change in fair value of warrant liabilities in the Consolidated Statements of Comprehensive Loss.

Warrants issued in connection with the 2020 Private Placements

In connection with the sale of the ADSs in the 2020 Private Placements, we issued to investors unregistered warrants to purchase an aggregate of 2,810,136 ADSs in a private placement, or the 2020 Investor Warrants. The warrants are immediately exercisable at an exercise price of $2.20 per ADS, subject to adjustment as set forth therein and will expire five years from issuance. We also issued unregistered warrants to the Placement Agent to purchase an aggregate of 449,623 ADSs, or 2020 Placement Warrants, on the same terms as the 2020 Investor Warrants, except that the 2020 Placement Warrants are exercisable at $2.55 per ADS. The total amount of warrants issued in connection with this private placement amounted to warrants to purchase an aggregate of 3,259,759 ADSs. 3,247,259 of these warrants were outstanding as of December 31, 2020. The 2020 Investor Warrants and the 2020 Placement Warrants, or, together, the 2020 Warrants, at the time of their issuance, were recorded as liability-classified awards and accounted for in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. In accordance with ASC 820, we measured the 2020 Warrants at grant date fair value. The total grant date fair value of the 2020 Warrants was $2,749,369. The Company concluded that due to the 2020 Redenomination, the 2020 Warrants now meet the requirements for classification as equity under ASC 815-40-25 as of December 8, 2020, the date of the 2020 General Meeting. The Company updated the carrying amount of the warrant liability to its fair value on December 8, 2020, with any changes recorded in the Consolidated Statements of Comprehensive Loss and then reclassed the warrant liability balance to additional paid in capital within Shareholders’ Equity.

At December 8, 2020, the fair value of the outstanding 2020 Warrants was $2,317,317. The change in fair value of the outstanding 2020 Warrants from January 1, 2020 to December 31, 2020 was a decrease of $432,053 and was recognized as a change in fair value of warrant liabilities in the Consolidated Statements of Comprehensive Loss.

Commitment Shares issued in connection with the 2020 Purchase Agreement

In consideration for entering into the 2020 Purchase Agreement, we agreed to issue to Aspire Capital 40,760,900 ordinary shares of the Company (the “2020 Commitment Shares”) which had a fair value of approximately $900,000. Since we have determined that the 2020 Purchase Agreement includes a freestanding put option that meets the criteria of a derivative in accordance with ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, we recorded the fair value of the 2020 Commitment Shares in General and administrative expenses in the Consolidated Statements of Comprehensive Loss.

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

Results of Operations

Restatement and Revision of Previously Issued Financial Statements

As described in Note 3 to our audited financial statements contained elsewhere in this report, we restated our audited financial statements as of and for the years ended December 31, 2019 and 2018. The impact of the restatement is reflected in Management’s Discussion and Analysis of Financial Condition and Results of Operations below.

For the Years Ended December 31, 2020 and December 31, 2019

Research and development expenses

Research and development expenses for the year ended December 31, 2020 were approximately $8,820,000 compared to approximately $8,739,000 for the year ended December 31, 2019. This 1% or $81,000 increase was primarily due to larger research and development tax credits received in 2019 of approximately $4,535,000, which offset overall higher research and development expenses in 2019 of approximately $4,455,000. In 2019, we incurred higher expenses for manufacturing as we had previously manufactured clinical trial material for supply into 2020, as well as higher clinical trial expenses and related other costs for ongoing trials.

We expect our clinical expenses to increase in the future as we conduct additional trials to support the development of nomacopan, and advance other product candidates into pre-clinical and clinical development.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2020 were approximately $9,161,000 compared to approximately $8,224,000 for the year ended December 31, 2019. This 11% or $937,000 increase was primarily due to a one-time non-cash financing expense of approximately $900,000 related to the 2020 Purchase Agreement with Aspire Capital.

We expect our general and administrative expenses to increase due to increased legal, accounting and professional fees associated with being a publicly reporting company in the United States and rental expense associated with offices in the United States and London to support the Company’s operations and anticipated growth.

Other Income (expenses)

Other income for the year ended December 31, 2020 was approximately $899,000 compared to $117,000 for the year ended December 31, 2019. This change was primarily attributed to approximately $358,000 of higher income related to the change in the fair value of warrant liabilities in 2020 than in 2019, and foreign exchange gains in 2020 of approximately $351,000 as compared to foreign exchange losses of $67,000 in 2019.

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

General and administrative expenses

General and administrative expenses for the year ended December 31, 2019 were approximately $8,224,000 compared to approximately $11,690,000 for the year ended December 31, 2018. This 30% or $3,466,000 decrease was primarily due to lower expenses of approximately $1,236,000 for legal expenses, $622,000 for stock-based non-cash compensation expense, $416,000 for rent expense and $482,000 for professional fees, as well as a one-time non-cash financing expense in 2018 of approximately $600,000 related to the 2018 Purchase Agreement with Aspire Capital.

Litigation settlement gain

Litigation settlement gain for the year ended December 31, 2018 was $2,700,000. This relates to the receipt of funds from our insurance carrier in 2018 used to settle our securities class action lawsuit which was accrued for in 2017. There was no such gain for the year ended December 31, 2019.

Other Income (expenses)

Other income for the year ended December 31, 2019 was approximately $117,000 compared to other income of $286,000 for the year ended December 31, 2018. This change was primarily attributed to lower interest income and foreign currency losses in 2019 as compared to 2018, offset by gains related to the change in fair value of warrant liabilities in 2019.

B.	Liquidity and Capital Resources

At December 31, 2020, we had $14,055,777 in cash and an accumulated deficit in the amount of $182,280,811. Since inception, we have funded our operations primarily through the sale of equity securities.

In September 2018, we entered into a Purchase Agreement with Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of our ADSs beginning on the effective date of a registration statement related to the transaction. To date, we have sold to Aspire Capital a total of $19,628,379 of ordinary shares, approximately $10.4 million of which were sold during the twelve months ended December 31, 2020. On June 30, 2020, we terminated the 2018 Purchase Agreement in connection with the entry of the 2020 Purchase Agreement. See “Aspire Capital Financing Arrangements – 2018 Purchase Agreement” below.

 In July 2019, we sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, our Chairman, an aggregate of 2,368,392 ADSs in the Registered Direct Offering resulting in gross proceeds of approximately $4.5 million. We also entered into a letter agreement with the Placement Agent to serve as our placement agent in connection with this offering. In connection with the sale of the ADSs in this Registered Direct Offering, we issued unregistered warrants to investors and the Placement Agent to purchase an aggregate of 1,361,842 ADSs in a private placement at $3.00 per ADS and $2.85 per ADS respectively. As of the date of the issuance of this Report on Form 20-F, all 1,361,842 of such warrants were outstanding. See “Liquidity and Capital Resources – 2019 Registered Direct Offering” below.

In February 2020, we entered into securities purchase agreements with certain accredited and institutional investors, led by some of our existing investors, including our Chairman Dr. Ray Prudo, providing for the issuance of an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million. We also entered into a letter agreement with the Placement Agent to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the investors and the Placement Agent unregistered warrants to purchase 2,810,136 ADSs at $2.20 per ADS and 449,623 ADSs at $2.55 per ADS, respectively. As of the date of the issuance of this Report on Form 20-F, 3,247,259 of such warrants were outstanding. See “Liquidity and Capital Resources – 2020 Private Placements” below.

In June 2020, we entered into a Purchase Agreement with Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of our ADSs beginning on the effective date of a registration statement related to the transaction. To date, we have sold to Aspire Capital a total of approximately $6 million of ordinary shares and $24 million of the original purchase commitment remains available for draw down under the Purchase Agreement. See “Aspire Capital Financing Arrangements – 2020 Purchase Agreements” below.

We believe our current capital resources are sufficient to support our operations through May 2021 without giving effect to the sale of additional shares to Aspire Capital under the Purchase Agreement(s).

We are subject to a number of risks similar to those of clinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with clinical trials of products, dependence on third-party collaborators for research operations, need for regulatory approval of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies. We are closely monitoring ongoing developments in connection with the coronavirus pandemic, which has resulted in the halting of and disruptions to our ongoing clinical trials and may negatively impact our ability to raise capital. To fully execute our business plan, we will need, among other things, to complete our research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future.

For the twelve months ended December 31, 2020, we reported a net loss of $17,081,617 and we expect to continue to incur substantial losses over the next several years during our development phase. To fund our capital needs, we plan to raise additional funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales of commercial products. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution.

These additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Specifically, the COVID-19 pandemic has disrupted global financial markets, and may limit our ability to access capital, which could in the future negatively affect our liquidity. Therefore, there can be no assurance that we will be successful in obtaining an adequate level of financing needed for our research and development efforts and clinical and regulatory activities, which may take several years and will require significant operating and capital expenditures in the foreseeable future. If we are unable to raise sufficient capital resources, we will not be able to continue the development of all of our products, or may be required to delay part of our development programs and significantly reduce our activities in order to maintain our operations. These matters raise substantial doubt about our ability to continue as a going concern. Our independent registered public accounting firm, in its report on our audited financial statements for the year ended December 31, 2020 expressed substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if we were unable to continue as a going concern.

Aspire Capital Financing Arrangement

2020 Purchase Agreement

On June 30, 2020, we entered into a second Purchase Agreement with Aspire Capital (“2020 Purchase Agreement”) which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of our ADSs, during a 30-month period beginning July 27, 2020 on the effective date of a registration statement related to the transaction. Concurrently with entering into the 2020 Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital, or the Registration Rights Agreements in which we agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act, the sale of our securities that have been and may be issued to Aspire Capital under the 2020 Purchase Agreement. Subsequently on September 30, 2020, we filed the registration statement on Form F-1 to register the resale of such securities and such registration statement was declared effective on July 27, 2020.

Under the 2020 Purchase Agreement, after the SEC has declared effective the registration statement referred to above, on any trading day selected by us, we have the right, in our sole discretion, to present Aspire Capital with a purchase notice, each, a Purchase Notice, directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $30.0 million of our ADSs in the aggregate at a per share price, or the Purchase Price, equal to the lesser of:

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

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the period(s) used to compute the Purchase Price. We may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the 2020 Purchase Agreement, so long as the most recent purchase has been completed.

The 2020 Purchase Agreement provides that we and Aspire Capital shall not effect any sales under the 2020 Purchase Agreement on any purchase date where the closing sale price of our ADSs is less than $0.25. Additionally, governing law in the United Kingdom, where the Company is incorporated, requires a minimum payment per ADS to be issued pursuant to a purchase notice equal to the nominal value of an ADS (i.e., £1). There are no trading volume requirements or restrictions under the 2020 Purchase Agreement, and the Company will control the timing and amount of sales of the Company’s ADSs to Aspire Capital. Aspire Capital has no right to require any sales by the Company, but is obligated to make purchases from the Company as directed by the Company in accordance with the 2020 Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the 2020 Purchase Agreement. In accordance with ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, since the ultimate floor price which is effectively the nominal value of the ADS which was denominated in GBP at the time of entering into the 2018 Purchase agreement as well as the 2020 Purchase Agreement (together “the Purchase Agreements”) prior to the 2020 Redenomination, the number of shares issuable under the contract was impacted by foreign currency, therefore ASC 815-40-15-7I precluded the Purchase Agreements from being indexed to the Company’s own stock. The Company determined that the right to sell shares to Aspire Capital under the Purchase Agreements represents a freestanding put option that met the criteria of a derivative pursuant to ASC 815 Derivatives and Hedging. Since the purchase price per share pursuant to the Purchase Agreements is at the market, the Company concluded that the put option has a fair value of zero, and therefore no additional accounting related to the put option was required.

In consideration for entering into the 2020 Purchase Agreement, the Company agreed to issue to Aspire Capital 40,760,900 ordinary shares of the Company, the 2020 Commitment Shares, which had a fair value of approximately $900,000. Because the Company has determined that the 2020 Purchase Agreement is considered a freestanding put option derivative, the Company recorded the value of the 2020 Commitment Shares in the twelve months ended December 31, 2020 in General and administrative expenses in the Consolidated Statements of Comprehensive Income (Loss). The 2020 Purchase Agreement may be terminated by us at any time, at our discretion, without any cost to us. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of our securities during any time prior to the termination of the 2020 Purchase Agreement. Any proceeds we receive under the 2020 Purchase Agreement are expected to be used for working capital and general corporate purposes.

 To date, we have sold to Aspire Capital a total of approximately $6 million of ordinary shares and $24 million of the original purchase commitment remains available for draw down under the Purchase Agreement.

2018 Purchase Agreement

On September 26, 2018, we entered into a Purchase Agreement with Aspire Capital (“2018 Purchase Agreement”) which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of our ADSs, during a 30-month period beginning March 4, 2019, the effective date of a registration statement related to the transaction. Concurrently with entering into the 2018 Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital, or the Registration Rights Agreements in which we agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act, the sale of our securities that have been and may be issued to Aspire Capital under the 2018 Purchase Agreement. Subsequently on October 9, 2018, we filed the registration statement on Form F-1 to register the resale of such securities and such registration statement was declared effective on March 4, 2019.

Under the 2018 Purchase Agreement, after the SEC has declared effective the registration statement referred to above, on any trading day selected by us, we have the right, in our sole discretion, to present Aspire Capital with a purchase notice, each, a Purchase Notice, directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $20.0 million of our ADSs in the aggregate at a per share price, or the Purchase Price, equal to the lesser of:

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

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the period(s) used to compute the Purchase Price. We may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the 2018 Purchase Agreement, so long as the most recent purchase has been completed.

The 2018 Purchase Agreement provides that we and Aspire Capital shall not effect any sales under the 2018 Purchase Agreement on any purchase date where the closing sale price of our ADSs is less than $0.25. There are no trading volume requirements or restrictions under the 2018 Purchase Agreement, and we will control the timing and amount of sales of our ADSs to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as directed by us in accordance with the 2018 Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the 2018 Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, the Company issued to Aspire Capital 30,000,000 ordinary shares of the Company (the “2018 Commitment Shares”) and sold to Aspire Capital 25,000,000 ordinary shares (the “2018 Initial Shares”) for gross proceeds of $500,000. The Company recorded the value of the Commitment shares as general and administrative expenses in its Consolidated Statements of Comprehensive Loss. The 2018 Purchase Agreement may be terminated by the Company at any time, at its discretion, without any cost to the Company. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of the Company’s securities during any time prior to the termination of the 2018 Purchase Agreement. Any proceeds the Company receives under the 2018 Purchase Agreement are expected to be used for working capital and general corporate purposes.

In addition to the issuance of the 2018 Commitment Shares and 2018 Initial Shares for gross proceeds of $500,000 in September 2018 and the 428,333,300 ordinary shares we sold to Aspire Capital in 2019 for gross proceeds of approximately $8.8 million, during the twelve months ended December 31, 2020, the Company sold to Aspire Capital 536,666,700 ordinary shares of the Company for gross proceeds of approximately $10.4 million. On June 30, 2020, we terminated the 2018 Purchase Agreement in connection with the entry of the 2020 Purchase Agreement.

2020 Private Placements

On February 13, 2020, February 19, 2020, February 20, 2020 and February 28, 2020, we entered into securities purchase agreements with certain accredited and institutional investors, led by some of our existing investors, including Dr. Ray Prudo, our Chairman, providing for the issuance of an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million. In addition, we issued to the investors unregistered warrants (the 2020 Investor Warrants) to purchase an aggregate of 2,810,136 ADSs in a private placement. The 2020 Investor Warrants are immediately exercisable and will expire five years from issuance at an exercise price of $2.20 per ADS, subject to adjustment as set forth therein. We also issued unregistered warrants to the Placement Agent (the 2020 Placement Warrants) to purchase an aggregate of 449,623 ADS on the same terms as the 2020 Investor Warrants, except that the 2020 Placement Warrants are exercisable at $2.55 per ADS. Both the 2020 Investor Warrants and the 2020 Placement Warrants may be exercised on a cashless basis if nine months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to us equal to the nominal value of an ADS (i.e., $0.0001) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of warrants issued in connection with this registered direct offering amounted to warrants to purchase 3,259,759 ADSs. As of the date of the issuance of this Report on Form 20-F, 3,247,259 of such warrants were outstanding.

2019 Registered Direct Offering

On July 3, 2019, we sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, our Chairman, an aggregate 2,368,392 ADSs in a registered direct offering at $1.90 per ADS, resulting in gross proceeds of approximately $4.5 million. In addition, we issued to the investors unregistered warrants (the 2019 Investor Warrants) to purchase an aggregate of 1,184,213 ADSs in a private placement. The warrants are immediately exercisable and will expire five years from issuance at an exercise price of $3.00 per ADS, subject to adjustment as set forth therein. We also issued unregistered warrants to the Placement Agent (the 2019 Placement Agent Warrants) to purchase an aggregate of 177,629 ADS on the same terms as the 2019 Investor Warrants, except that the 2019 Placement Agent Warrants are exercisable at $2.85 per ADS and expire on June 28, 2024. Both the 2019 Investor Warrants and the 2019 Placement Agent Warrants (together the “2019 Paulson Warrants”) may be exercised on a cashless basis if nine months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to us equal to the nominal value of an ADS (i.e., $0.0001) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of warrants issued in connection with this registered direct offering amounted to warrants to purchase 1,361,842 ADSs. As of the date of the issuance of this Report on Form 20-F, all 1,361,842 of such warrants were outstanding.

Cash Flows

Net cash used in operating activities was $16,950,000 during the year ended December 31, 2020 compared to $12,918,000 during the year ended December 31, 2019. Net cash flow used in operating activities was primarily attributed to our ongoing research activities to develop nomacopan, including manufacturing, clinical trial and preclinical activities as well as to our general and administrative activities. During the twelve months ended December 31, 2020, we received research and development tax credits in the amount of approximately $3,372,000 compared to research and development tax credits of approximately $7,907,000 during the twelve months ended December 31, 2019.

Net cash used in operating activities was $12,918,000 during the year ended December 31, 2019 compared to $22,774,000 during the year ended December 31, 2018. Net cash flow used in operating activities was primarily attributed to our ongoing research activities to support nomacopan, including manufacturing, clinical trial and preclinical activities.

There was no net cash provided by or used in investing activities during the years ended December 31, 2020, 2019 and 2018.

Net cash provided by financing activities, after related expenses, was approximately $25,074,000 during the twelve months ended December 31, 2020. This was from net proceeds from our 2020 Private Placements in the approximate amount of $8,704,000, issuance of shares to Aspire Capital under the Purchase Agreement in the approximate amount of $16,343,000 and exercise of warrants issued in our 2020 Private Placements resulting in proceeds of approximately $27,000 during the twelve months ended December 31, 2020.

Net cash provided by financing activities was $12,648,000 during the year ended December 31, 2019 related to draw downs under the Aspire Capital Financing Arrangement and proceeds from the 2019 Registered Direct Offering, compared to $500,000 during the year ended December 31, 2018 related to draw downs under the Aspire Capital Financing Arrangement.

C.	Research and Development, Patents and Licenses

Our research and development expenditures were approximately $8,820,000, $8,739,000 and $11,795,000 for the years ended December 31, 2020, 2019 and 2018 respectively. Most of such research and development expenditures were in the form of payments to third parties to carry out our manufacturing, pre-clinical and clinical research activities.

We incurred the following research and development expenses for the years ended December 31, 2020, 2019 and 2018:

	Years ended December 31,
	(in $000’s)
	2020	2019	2018
Direct Expenses:
Nomacopan	$4,363	$6,699	$6,961
Clinical trials	4,281	5,142	4,030
Other	626	1,108	1,000
Total direct expenses	$9,270	$12,949	$11,991

Indirect Expenses:
Staffing	2,348	2,441	2,407
Other indirect	574	1,257	1,191
Total indirect expenses	$2,922	$3,698	$3,598
Tax credits	(3,372)	(7,907)	(3,794)
Total Research and Development	$8,820	$8,739	$11,795

D.	Trend Information

We are a clinical-stage drug development company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are identified in the preceding subsections of this Item 5.

E.	Off-balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

F.	Contractual Obligations

We do not have any significant contractual obligations as of December 31, 2020.

We lease office space in London, UK and New York, NY on a short-term basis.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table presents the names of the current members of our board of directors and executive officers.

Name	Age	Position
James Hill, M.D.	75	Class A Director

Stuart Ungar, M.D.	77	Class A Director

David Byrne	61	Class A Director

Donald Williams	62	Class A Director

Michael Grissinger	67	Class A Director

Dr. Peter Feldschreiber	77	Class A Director

Clive Richardson	56	Class B Director —Chief Executive Officer and Chief Operating Officer

Ray Prudo	76	Class C Director — Executive Chairman of the Board

Dr. Torsten Hombeck	51	Chief Financial Officer

Biographical information of the members of our board of directors and executive officers is set forth below.

James Hill, M.D., age 75, has served as a member of our board of directors since September 2015. Prior to joining our board of directors, Dr. Hill was a non-executive director and Chairman of Genetix Group Plc from 2001 to 2009, an AIM listed company providing scientists with intelligent solutions for cell imaging and analysis. Previously Dr. Hill was a director and Senior Vice President of Corporate Affairs with SmithKline Beecham, from 1994 to 2001, with global responsibility for Investor Relations, Government Affairs, Communication and was a member of the corporate management team which oversaw corporate strategy. Dr. Hill’s prior experience was in the field of strategic product development working closely with research and development and the global markets. Dr. Hill qualified in medicine at Guys Hospital and became a fellow to The Royal Colleges of Physicians in both London and Edinburgh and was earlier awarded a Hunterian Professorship by The Royal College of Surgeons in England.

Stuart Ungar, M.D., age 77, has served as a member of our board of directors since September 2015. Dr. Ungar is currently a member of our board of directors. After pursuing post-graduate studies in Internal Medicine and research in neuro-pharmacology at The Royal Post-Graduate Medical School, UK, Dr. Ungar was in practice as an Internist at The Princess Grace Hospital, London. Following fifteen years of practice he, jointly with Dr. Raymond Prudo, founded The Doctors Laboratory PLC (TDL), a general pathology laboratory, which provided analytical services to clinicians and pharmaceutical organizations throughout the United Kingdom and abroad. During his tenure as Chairman and Board Director, The Doctors Laboratory PLC grew from a start-up to become one of the largest pathology laboratories in the United Kingdom. It was sold to Sonic Healthcare, a quoted Australian PLC in 2002. Dr. Ungar studied medicine and biochemistry in the University of London at the Royal Free Hospital School of Medicine. As a post-graduate he was admitted to The Royal College of Physicians of the United Kingdom. Dr. Ungar is a Life Fellow of The Royal Society of Medicine and a founder and former Vice-President of The Independent Doctors Federation. Dr. Ungar is a non-executive director of Pharmacierge Ltd., a private company providing prescription dispensing services to the public.

David Byrne, age 61, has served as a member of our board of directors since June 2016. Mr. Byrne is currently Group Chief Executive Officer of Sonic Healthcare UK Group, the United Kingdom’s largest NGO clinical diagnostics organization, a position that he has held since 1997. Mr. Byrne is also the CEO of The Doctors Laboratory which is a subsidiary of Sonic. Mr. Byrne also currently serves as a Main Board Director for CIS Healthcare Limited and served as a Main Board Finance Director for Clinisys Solutions Ltd from 2000 to 2007. He is a UK Chartered Certified Accountant with over 25 years’ experience in corporate finance and developing early stage biotechnology and medical services companies.

Donald Williams, age 62, has served as a member of our board of directors since June 2016. Mr. Williams is a 35-year veteran of the public accounting industry who retired in 2014. Mr. Williams spent 18 years as a partner at Ernst & Young and the last seven years as a partner at Grant Thornton. Mr. Williams’ career focused on private and public companies in the technology and life sciences sectors. During the last seven years at Grant Thornton, he served as the National Leader of Grant Thornton’s Life Sciences Practice and the Managing Partner of the San Diego Office. He was the lead partner for both Ernst & Young and Grant Thornton on multiple initial public offerings; secondary offerings; private and public debt financings; as well as numerous mergers and acquisitions. Mr. Williams serves as a director of Alphatec Holdings, Inc., Forte Biosciences, Inc. and Impedimed Limited. Mr. Williams is a graduate of Southern Illinois University with a B.S. degree.

Michael Grissinger, age 67, has served as a member of our board of directors since January 2018. Mr. Grissinger spent 22 years at Johnson & Johnson, retiring in 2018. During his Johnson and Johnson tenure, Mr. Grissinger served in a variety of senior-level management roles including Vice President- Corporate Development, Vice President- Worldwide Business Development & Licensing, as well as Vice President and Head- Mergers & Acquisitions for the pharmaceuticals group. Prior to Johnson & Johnson, Mr. Grissinger spent 12 years at Ciba-Geigy in finance, marketing, and business development roles. In addition to Akari, Mr. Grissinger also serves as a member of the board of directors of resTORbio and Atrin Pharmaceuticals. Mr. Grissinger holds a B. Sc. in Chemistry from Juniata College and an MBA from Temple University- Fox School of Business.

Dr. Peter Feldschreiber, age 77, has served as a member of our board of directors since January 2018. Dr. Feldschreiber is dual qualified as a physician and barrister with extensive experience both in the pharmaceutical industry and healthcare law. Since 2004, Dr. Feldschreiber has been a member of 4 New Square chambers in Lincoln’s Inn. He has over 20 years’ experience in the pharmaceutical industry including 10 years’ as European Medical Director at Proctor and Gamble Limited and he has held appointments as Senior Medical Assessor and Special Litigation Coordinator to the Commission on Human Medicines, a U.K. government advisory body, as well as the Committee on the Safety of Devices, Medicines and Healthcare products Regulatory Agency, part of the U.K. government’s Department of Health. Dr. Feldschreiber is General Editor of the Law and Regulation of Medicines (Oxford University Press) and Consultant Editor for the section on Medicinal Products and Drugs in the Fifth Edition of Halsbury’s Laws of England. Dr. Feldschreiber holds a B.Sc. MB.BS from Kings College Hospital Medical School, University of London, is a Fellow of the Faculty of Pharmaceutical Medicine Royal College of Physicians and holds an LLB Hons. from Thames Valley University.

Clive Richardson, age 56, has served as our Chief Operating Officer and member of our board of directors since September 2015, as our Interim Chief Executive Officer from May 2018 until July 2019, and as our Chief Executive Officer since July 2019. Prior to that, Mr. Richardson was Head of Operations for Volution, a position he has held from January 2014 until September 2015 and before that he was a consultant to Volution’s predecessor company, Varleigh Immuno Pharmaceuticals, since inception in 2007. Prior to working for Volution and Varleigh, Mr. Richardson served as a member of the board of directors for a range of international healthcare companies, including CIS Healthcare Ltd. and Clinisys Ltd. Mr. Richardson was formerly Head of Equities Research for Investec Bank, and worked as a strategy consultant for L.E.K. Consulting. Mr. Richardson holds an M.A. in Zoology from Trinity College, Oxford University.

Ray Prudo, M.D., age 76, has served as our Executive Chairman since September 2015. Dr. Prudo has been an active investor and developer of healthcare companies for 25 years. Dr. Prudo is the Founder, Chairman, and Chief Executive Officer of Volution and its predecessor company, Varleigh Immuno Pharmaceuticals, since inception in 2007. He is currently a board member of several UK healthcare companies. Dr. Prudo holds an MBBS from the University of London, and an FRCP(C) from the Royal College of Physicians and Surgeons of Canada.

Dr. Torsten Hombeck, age 51, has served as our Chief Financial Officer since June 2020. Dr. Hombeck has extensive experience in the biotechnology industry, finance, capital markets and M&A transactions as well as clinical and commercial drug development and regulatory filings. His previous positions include Chief Commercial and Strategy Officer and Managing Director at Promethera Biosciences, a private biopharmaceutical company, and Co-Chief Executive Officer and Chief Business Officer at Cytonet, where he played an integral role in its acquisition by Promethera in 2016. Dr. Hombeck also served as Chief Financial Officer at both Agennix and GPC Biotech. He holds a Masters in Business Administration and a Ph.D. in Finance.

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

B.	Compensation

Summary Compensation Table

The following table shows the compensation paid or accrued during the last two fiscal years ended December 31, 2020 and 2019.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (2)	Total ($)
Ray Prudo,	2020	412,000	206,000	—	—	—	—	—	618,000
Executive Chairman	2019	400,000	200,000	—	—	—	—	—	600,000

Clive Richardson,	2020	503,941	214,960	—	—	—	—	89,324	808,225
Chief Executive Officer and Chief Operating Officer	2019	432,408	177,028	—	—	—	—	43,241	652,677

Torsten Hombeck	2020	145,000	43,500	—	108,355	—	—	17,833	314,688
Chief Financial Officer(3)	2019	—	—	—	—	—	—	—	—

(1)	These amounts represent the aggregate grant date fair value for option awards for fiscal years 2020 and 2019, respectively, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in our Financial Statements, included in our Annual Report on Form 20-F for the years ended December 31, 2020 and 2019.

(2)	Consists of company contributions to a 401K plan or pension scheme and amounts accrued for paid leave.

(3)	Dr. Hombeck was appointed as our Chief Financial Officer in June 2020.

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

Dr. Prudo’s current annual salary is $412,000 beginning January 1, 2020. Upon termination of Dr. Prudo’s appointment, he shall be entitled to any accrued but unpaid base salary and expense reimbursement. Under the agreement, Dr. Prudo is required to maintain the confidentiality of our confidential information.

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

Mr. Richardson’s current annual base salary is £382,306 (approximately $519,000 using the spot rate as of December 31, 2020), beginning August 1, 2019. Mr. Richardson is also entitled to an annual cash bonus with a target of 40% of base salary, provided that the actual amount of such bonus may be greater or less that the target amount. The employment agreement also provides that Mr. Richardson is entitled to a stock option grant to purchase 16,271,850 ordinary shares (equivalent to 162,718 ADSs). This option was granted under our 2014 Plan on September 21, 2015, has a ten-year term, is exercisable at a price equal to $0.3221 per share (or $32.21 per ADS) and vests ratably on a semi-annual basis over four years, with a minimum 25% vesting, subject to acceleration in the case of change of control or non-renewal of the employment agreement.

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

Torsten Hombeck. On June 30, 2020, we entered into an executive employment agreement with our Chief Financial Officer, Torsten Hombeck. The employment agreement was effective as of June 30, 2020 and has a term of one year from June 30, 2020 with automatic renewals for successive one-year periods. Either party may give written notice of non-renewal of the current term at least three months prior to the expiration of the current term.

Dr. Hombeck’s current annual base salary is $290,000, beginning June 30, 2020. Dr. Hombeck is also entitled to an annual cash bonus with a target of 30% of base salary, provided that the actual amount of such bonus may be greater or less that the target amount. The employment agreement also provides that Dr. Hombeck is entitled to a stock option grant to purchase 7,000,000 ordinary shares (equivalent to 70,000 ADSs). This option was granted under our 2014 Plan on June 30, 2020, has a ten-year term, is exercisable at a price equal to $ 0.0218 per share (or $ 2.18 per ADS) and vests ratably on a semi-annual basis over four years, provided that Dr. Hombeck remains employed with the Company, subject to acceleration in the case of change of control or non-renewal of the employment agreement. Dr. Hombeck additionally received a stock option grant to purchase 3,000,000 Ordinary Shares (equivalent to 30,000 ADSs) consistent with the aforementioned terms on January 1, 2021.

Upon termination of Dr. Hombeck’s employment by the Company for cause or by Dr. Hombeck without good reason or in the case of Dr. Hombeck’s disability or death or by non-renewal by Dr. Hombeck, then he shall be entitled to any accrued but unpaid base salary, expense reimbursement and vested and accrued benefits.

Upon termination of Dr. Hombeck’s employment without cause, or by Dr. Hombeck for good reason or upon non-renewal by the Company of the term, in addition to any accrued but unpaid base salary, expense reimbursement and vested and accrued benefits, he shall be entitled to receive (a) prior to July 1, 2021, an amount equal to 50% of the sum of (i) 12 months of base salary in effect before the employment terminates, plus (ii) the target annual performance bonus to which Dr. Hombeck may have been entitled for the year in which the employment terminates and (b) after July 1, 2021, an amount equal to the sum of (i) 12 months of base salary in effect before the employment terminates, plus (ii) the target annual performance bonus to which Dr. Hombeck may have been entitled for the year in which the employment terminates; provided further that, (x) in the event of non-renewal of the term, such performance bonus is not owed unless termination occurs within one year of a change in control and (y) in the event that such termination occurs within one year of a change of control, the aforementioned sums in either clause (a) or (b) shall be multiplied by 1.5 times. In each such instance of termination, Dr. Hombeck shall also be entitled to an amount equal to the Company’s share of the medical insurance premium that the Company pays for Dr. Hombeck under its health care plan for 12 months (18 months in the event of a change of control) following the date of termination and Dr. Hombeck’s employment.

The employment agreement also contains restrictive covenants for our benefit and Dr. Hombeck is required to maintain the confidentiality of our confidential information.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding all outstanding equity awards for (1) our Executive Chairman, (2) our Chief Executive Officer and Chief Operating Officer and (3) our Chief Financial Officer as of December 31, 2020:

	Option Awards[1]
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)		Number of Securities Underlying Unexercised Options (#) Unexercisable(1)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Ray Prudo	—		—		—	—	—
Clive Richardson	16,271,850	(2)	—		—	0.3221	9/21/2025
	3,375,000	(3)	1,125,000	(3)	—	0.035992	9/1/2027
	10,000,000	(4)	10,000,000	(4)	—	0.0187	8/15/2028
Dr. Torsten Hombeck	875,000	(5)	6,125,000	(5)	—	0.0218	6/30/2030

(1)	Amounts represent options to purchase ordinary shares.

(2)	These options were granted on September 21, 2015, in connection with the Acquisition, have a ten-year term and vest over a four-year period with one-sixteenth of the options granted vesting every three months beginning September 21, 2015, through 2019.

(3)	These options were granted on September 1, 2017, have a ten-year term and vest annually over a four-year period.

(4)	These options were granted on August 15, 2018, have a ten-year term and vest annually over a four-year period.

(5)	These options were granted on June 30, 2020, have a ten-year term and vest semi-annually over a four-year period.

Director Compensation

Our director compensation program is administered by our board of directors with the assistance of the compensation committee. The compensation committee conducts an annual review of director compensation and makes recommendations to the board with respect thereto.

The shareholders approved our Directors Remuneration Policy on July 14, 2017 to provide a framework for the Director’s compensation package. In addition, the Company has a non-employee director compensation policy, which was amended and restated on November 19, 2015 and was subsequently amended on June 29, 2016, January 26, 2017, January 23, 2018, January 8, 2019 and on January 9, 2020. On December 7, 2020, our board resolved that the cash compensation and committee membership fees would remain the same as they were for 2020. As a result, our non-employee directors will be compensated for service on our board of directors as follows in 2021:

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

The following table sets forth information regarding the total compensation awarded to, earned by or paid to each of our non-employee directors during the year ended December 31, 2020 for their service on our board of directors. Dr. Prudo, our Executive Chairman and Clive Richardson, our Chief Executive Officer and Chief Operating Officer, did not receive any additional compensation for their service as a director during 2020. The compensation that we pay to the foregoing persons is discussed in the “Summary Compensation Table” above.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
James Hill, M.D. (2)	$62,752	$19,611	$82,363
Stuart Ungar (3)	49,947	19,611	69,558
David Byrne (4)	52,143	19,611	71,754
Donald Williams (5)	56,838	19,611	76,449
Peter Feldschreiber (6)	49,947	19,611	69,558
Michael Grissinger (7)	39,338	19,611	58,949

(1)	These amounts represent the aggregate grant date fair value of options granted to each director during the year ended December 31, 2020 computed in accordance with ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in our Audited Financial Statements, included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

(2)	As of December 31, 2020, options to purchase an aggregate of 7,800,000 ordinary shares (equivalent to 78,000 ADSs) were outstanding, of which 6,500,000 ordinary shares (equivalent to 65,000 ADSs) were exercisable.

(3)	As of December 31, 2020, options to purchase an aggregate of 7,800,000 ordinary shares (equivalent to 78,000 ADSs) were outstanding, of which 6,500,000 ordinary shares (equivalent to 65,000 ADSs) were exercisable.

(4)	As of December 31, 2020, options to purchase an aggregate of 7,800,000 ordinary shares (equivalent to 78,000 ADSs) were outstanding, of which 6,500,000 ordinary shares (equivalent to 65,000 ADSs) were exercisable.

(5)	As of December 31, 2020, options to purchase an aggregate of 8,550,000 ordinary shares (equivalent to 85,500 ADSs) were outstanding, of which 7,250,000 ordinary shares (equivalent to 72,500 ADSs) were exercisable.

(6)	As of December 31, 2020, options to purchase an aggregate of 5,200,000 ordinary shares (equivalent to 52,000 ADSs) were outstanding, of which 3,250,000 ordinary shares (equivalent to 32,500 ADSs) were exercisable.

(7)	As of December 31, 2020, options to purchase an aggregate of 5,200,000 ordinary shares (equivalent to 52,000 ADSs) were outstanding, of which 3,250,000 ordinary shares (equivalent to 32,500 ADSs) were exercisable.

C.	Board Practices

Our Articles of Association provide that our business is to be managed by the board of directors (subject to any directions made by the members of the Company by special resolution). Our board of directors is divided into three classes for purposes of election (Class A Directors, who serve a one year term before being subject to re-election at the Company’s annual general meeting; Class B Directors, who serve a two year term before being subject to re-election at the annual general meeting; and Class C Directors who serve a three year term before being subject to re-election at the annual general meeting, provided also that in any two year period, a majority of the board must stand for re-election). Our board of directors currently consists of eight members: James Hill, M.D., Stuart Ungar, M.D., David Byrne, Donald Williams, Michael Grissinger and Peter Feldschreiber currently serve as Class A directors; Clive Richardson currently serves as a Class B director and Ray Prudo currently serves as a Class C director. Ray Prudo serves as Executive Chairman of our board of directors.

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

As of December 31, 2020, we had nine full-time employees. Five of our employees were engaged in research and development and four employees were engaged in management, administration and finance. Seven are located in England and two are located in the United States.

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

The option plan is administered by our board of directors and grants are made pursuant thereto by the compensation committee. The aggregate number of ordinary shares that may be issued upon exercise of options under the 2014 Plan shall be the sum of: (i) 344,747,462 ordinary shares and (ii) any ordinary shares that are represented by awards granted under the Company’s 2007 Stock Option Plan that are forfeited, expire or are cancelled without delivery of ordinary shares or which result in the forfeiture of ordinary shares back to the Company on or after June 19, 2014, or the equivalent of such number of ordinary shares after the administrator, in its sole discretion, has interpreted the effect of any stock split, stock dividend, combination, recapitalization or similar transaction in accordance with the 2014 Plan; provided, however, that no more than 480,000 ordinary shares shall be added to the 2014 Plan pursuant to subsection (ii). Options may be granted at any time. As of December 31, 2020, options to purchase 112,649,035 of our ordinary shares were outstanding under the 2014 Plan. Unless sooner terminated, the Plan shall expire on April 30, 2024.

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

The option plan was administered by the board of directors and grants were made pursuant thereto by the compensation committee. The aggregate number of ordinary shares that could be issued upon exercise of options under the 2007 Stock Option Plan could not exceed 5,865,000 ordinary shares. The board of directors could have, at any time during the term of the 2007 Stock Option Plan, increased the number of shares available for grant under the 2007 Stock Option Plan. As of August 28, 2017, options to purchase 480,000 of our ordinary shares were outstanding under the 2007 Stock Option Plan when the Plan expired on the tenth anniversary of its effective date. As of December 31, 2020, there were no options outstanding under the 2007 Stock Option Plan.

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

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of April 15, 2021, the latest practicable date for inclusion in this annual report (except where otherwise indicated), for:

•	each person, or group of affiliated persons, who are known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	each member of our board of directors;

•	each of our other executive officers; and

•	all of our directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of April 15, 2021, through the exercise of any option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

Ordinary shares that may be acquired by an individual or group within 60 days of April 15, 2021, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The percentage of ownership is based on 3,847,331,923 shares of ordinary shares outstanding on April 15, 2021, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Akari does not know of any arrangements, including any pledge by any person of securities of Akari, the operation of which may at a subsequent date result in a change of control of Akari. Unless otherwise noted, the address of each director and executive officer of Akari is: c/o Akari Therapeutics, Plc, 75/76 Wimpole Street, London W1G 9RT.

	Number of Ordinary Shares Beneficially Owned		Percentage of Ordinary Shares Beneficially Owned
Directors and Executive Officers
Ray Prudo	832,477,100	(1)	21.5%
Clive Richardson	29,646,860	(2)	*
James Hill, M.D.	6,500,000	(3)	*
Stuart Ungar, M.D.	6,500,020	(4)	*
Torsten Hombeck	875,000		*
David Byrne	6,500,000	(5)	*
Donald Williams	7,250,000	(6)	*
Michael Grissinger	3,575,000	(7)	*
Peter Feldschreiber	3,575,000	(7)	*
All directors and officers as a group (9 persons)			22.8%
5% or More Shareholders
RPC Pharma Limited (8)	809,977,100		21.0%
PranaBio Investments, LLC (9)	249,238,600		6.4%
Aspire Capital Fund, LLC (10)	758,720,200		19.3%

* Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	Represents the entire holdings of RPC Pharma Limited and Dr. Ray Prudo and includes warrants to purchase 9,210,500 ordinary shares (equivalent to 92,105 ADSs) at an exercise price of $0.03 per share (or $3.00 per ADS) which expire on July 1, 2024 and warrants to purchase additional 7,500,000 ordinary shares (equivalent to 75,000 ADSs) at an exercise price of $0.02 per share (or $2.20 per ADS) which expire on February 21, 2025. Dr. Prudo has voting and dispositive control over the ordinary shares held by RPC Pharma Limited and owns approximately 67.8% of RPC’s outstanding shares (including option grants), including 10.6% of RPC’s outstanding shares held in trust for Dr. Ungar. Dr. Prudo disclaims beneficial ownership except to the extent of his actual pecuniary interest in such shares.

(2)	Consists of options to purchase 16,271,850 ordinary shares (equivalent to 162,719 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS), which expire on September 21, 2025, options to purchase 3,375,000 ordinary shares (equivalent to 33,750 ADSs) at an exercise price of $0.035992 per share (or $3.5992 per ADS) and which expire on September 1, 2027, and options to purchase 10,000,000 ordinary shares (equivalent to 100,000 ADSs) at an exercise price of $0.0187 per share (or $1.87 per ADS) and which expire on August 15, 2028. Does not include (i) options to purchase 1,125,000 ordinary shares (equivalent to 11,250 ADSs) at an exercise price of $0.035992 per share (or $3.5992 per ADS) and which expire on September 1, 2027 that vest in more than 60 days from April 15, 2021, and (ii) options to purchase 10,000,000 ordinary shares (equivalent to 100,000 ADSs) at an exercise price of $0.0187 per share (or $1.87 per ADS) and which expire on August 15, 2028 that vest in more than 60 days from April 15, 2021.

(3)	Consists of (i) options to purchase 231,278 ordinary shares (equivalent to 2,312 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS), which expire on September 21, 2025, (ii) options to purchase 1,068,722 ordinary shares (equivalent to 10,687 ADSs) at an exercise price of $0.1917 per share (or $19.17 per ADS), which expire on November 25, 2025, (iii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, (iv) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027, (v) options to purchase 1,300,00 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028 and (vi) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029. Does not include options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0218 per share (or $2.18 per ADS) and which expire on June 30, 2030 that vest in more than 60 days from April 15, 2021. Also, does not include shares held by RPC Pharma Limited of which he has a pecuniary interest. Dr. Hill disclaims beneficial ownership of the shares held by RPC Pharma Limited.

(4)	Consists of (i) options to purchase 211,278 ordinary shares (equivalent to 2,112 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS), which expire on September 21, 2025, (ii) options to purchase 1,088,722 ordinary shares (equivalent to 10,887 ADSs) at an exercise price of $0.1917 per share (or $19.17 per ADS), which expire on November 25, 2025, (iii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, (iv) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027, (v) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028 and (vi) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029. Does not include options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0218 per share (or $2.18 per ADS) and which expire on June 30, 2030 that vest in more than 60 days from April 15, 2021. Also, does not include shares held by RPC Pharma Limited of which he has a pecuniary interest. Dr. Ungar disclaims beneficial ownership of the shares held by RPC Pharma Limited.

(5)	Consists of (i) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.1796 per share (or $17.96 per ADS), which expire on April 22, 2026, (ii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, (iii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027, (iv) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028 and (v) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029. Does not include options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0218 per share (or $2.18 per ADS) and which expire on June 30, 2030 that vest in more than 60 days from April 15, 2021. Also, does not include shares held by RPC Pharma Limited of which he has a pecuniary interest. Mr. Byrne disclaims beneficial ownership of the shares held by RPC Pharma Limited.

(6)	Consists of (i) options to purchase 2,600,000 ordinary shares (equivalent to 26,000 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, (ii) 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027, (iii) options to purchase 1,300,00 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028, (iv) options to purchase 750,000 ordinary shares (equivalent to 7,500 ADSs) at an exercise price of $0.0175 per share (or $1.75 per ADS) and which expire on November 16, 2028 and (v) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029. Does not include options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0218 per share (or $2.18 per ADS) and which expire on June 30, 2030 that vest in more than 60 days from April 15, 2021.

(7)	Consists of (i) options to purchase 650,000 ordinary shares (equivalent to 6,500 ADSs) at an exercise price of $0.0347 per share (or $3.47 per ADS) and which expire on January 23, 2028, (ii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028 and (iii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029. Does not include options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0218 per share (or $2.18 per ADS) and which expire on June 30, 2030 that vest in more than 60 days from April 15, 2021.

(8)	The principal business office of RPC Pharma Limited is c/o Landmark Fiduciare (Suisse) SA, 6 Place des Eaux-Vives, P.O. Box 3461, Geneva, V8 1211, Switzerland.

(9)	Represents the entire holdings of Pranabio Investments, LLC and includes warrants to purchase 32,500,000 ordinary shares (equivalent to 325,000 ADSs) at an exercise price of $0.03 per share (or $3.00 per ADS) which expire on July 1, 2024 and warrants to purchase additional 30,000,000 ordinary shares (equivalent to 300,000 ADSs) at an exercise price of $0.02 per share (or $2.20 per ADS) which expire on February 21, 2025. Pranabio Investments, LLC is a Texas limited liability company. Samir R. Patel is the managing member and has sole voting and investment power with respect to the shares.

(10)	Represents the holdings of Aspire Capital Fund, LLC and includes warrants to purchase 26,315,800 ordinary shares (equivalent to 263,158 ADSs) at an exercise price of $0.03 per share (or $3.00 per ADS) which expire on July 1, 2024 and warrants to purchase additional 58,823,500 ordinary shares (equivalent to 588,235 ADSs) at an exercise price of $0.02 per share (or $2.20 per ADS) which expire on March 3, 2025. Aspire Capital Partners LLC (“Aspire Partners”) is the Managing Member of Aspire Capital Fund, LLC (“Aspire Fund”). SGM Holdings Corp (“SGM”) is the Managing Member of Aspire Partners. Mr. Steven G. Martin (“Mr. Martin”) is the president and sole shareholder of SGM, as well as a principal of Aspire Partners. Mr. Erik J. Brown (“Mr. Brown”) is the president and sole shareholder of Red Cedar Capital Corp (“Red Cedar”), which is a principal of Aspire Partners. Mr. Christos Komissopoulos (“Mr. Komissopoulos”) is president and sole shareholder of Chrisko Investors Inc. (“Chrisko”), which is a principal of Aspire Partners. Mr. William F. Blank, III (“Mr. Blank”) is president and sole shareholder of WML Ventures Corp. (“WML Ventures”), which is a principal of Aspire Partners. Each of Aspire Partners, SGM, Red Cedar, Chrisko, WML Ventures, Mr. Martin, Mr. Brown, Mr. Komissopoulos and Mr. Blank may be deemed to be a beneficial owner of ADSs by Aspire Fund. The principal business office of Aspire Partners is 155 North Wacker Drive, Suite 1600, Chicago IL 60606. Each of Aspire Partners, SGM, Red Cedar, Chrisko, WML Ventures, Mr. Martin, Mr. Brown, Mr. Komissopoulos and Mr. Blank disclaims beneficial ownership of the ADSs held by Aspire Fund.

Deutsche Bank Trust Company Americas, or Deutsche Bank, is the holder of record for the Company’s ADR program, pursuant to which each ADS represents 100 ordinary shares. As of April 15, 2021, Deutsche Bank held 3,842,846,900 ordinary shares representing 99.9% of the issued share capital held at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

To our knowledge, the only significant changes in the percentage ownership held by our more than 5% shareholders as reported in our annual reports during the past three years are as follows: (i) the ownership percentage of RPC Pharma Limited decreased by 7.8% to 21.0% from 28.8% as of March 15, 2020 and decreased by 20.5% to 28.8% from 49.3% as of March 15, 2019, (ii) the ownership percentage of PranaBio Investments LLC decreased by 1.9% to 6.4% from 8.3% as of March 15, 2020 and in 2019, the ownership percentage increased to over 5%, (iii) the ownership percentage of Aspire Capital Fund LLC increased by 8.1% to 19.3% from 11.2% as of March 15, 2020 and in 2019, the ownership percentage increased to over 10%, and (iv) in 2020, the ownership percentage of Yasumitsu Shigeta decreased to below 5% and in 2018, the ownership percentage increased to over 5%.

B.	Related Party Transactions

The following discloses, since January 1, 2018, certain related party transactions involving us. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements.

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

Office Lease

We lease our UK office space from The Doctors Laboratory, or TDL, and have incurred expenses of approximately $133,000, $134,000 and $139,000 plus VAT during the years ended December 31, 2020, 2019 and 2018, respectively. David Byrne, a non-employee director of ours is also the CEO of TDL.

Laboratory Testing Services

We received laboratory testing services for our clinical trials provided by TDL and have incurred expenses of approximately $234,000, $186,000 and $8,000 plus VAT during the years ended December 31, 2020, 2019 and 2018, respectively. The Company recorded payable balances to TDL of approximately $100,000, $119,000, and $49,000 plus VAT as of December 31, 2020, 2019 and 2018, respectively.

Consulting

Since January 2018, we have received business development consulting services from Michael Grissinger, a non-employee director of the Company. We have incurred expenses of approximately $100,000, $100,000 and $84,000 during the years ended December 31, 2020, 2019 and 2018, respectively, relating to these consulting services.

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

Our ADSs have been listed on the Nasdaq Capital Market under the symbol “AKTX” since September 21, 2015 and under the symbol “CLTX” from January 31, 2014 until September 18, 2015. Prior to that, our ADSs were quoted on the OTCQB under the symbol “CLSXD” from January 3, 2014 to January 30, 2014 and were quoted on the OTCQB under the symbol “CLSXY” from September 16, 2013 until January 2, 2014 and under the symbol “MRRBY” from February 19, 2013 to September 15, 2013. Effective January 3, 2014, our ratio of ADSs to ordinary shares changed from one ADS per each two ordinary shares to one ADS per each ten ordinary shares and, effective as of September 17, 2015, our ratio of ADSs is to ordinary shares changed from one ADS per each ten ordinary shares to one ADS per each one hundred ordinary shares. Currently, each ADS represents one hundred ordinary shares. Effective December 8, 2020, the currency of the Company’s ordinary shares was changed from pounds sterling to US dollars and the nominal (par) value of an ordinary share was reduced to $0.0001.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “Offering and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Our board of directors is generally authorized to issue up to 6,800,000,000 ordinary shares of $0.0001 each until June 28, 2022, without seeking shareholder approval, subject to certain limitations. As of April 15, 2021, there were 3,847,331,923 ordinary shares outstanding, outstanding warrants to purchase 460,910,100 ordinary shares, outstanding options to purchase 112,649,035 ordinary shares and 232,098,427 ordinary shares available for future issuance under our 2014 Equity Incentive Plan. All of our existing issued ordinary shares are fully paid. Accordingly, no further capital may be required by us from the holders of such shares.

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

During the three years ended December 31, 2020, we have issued an aggregate of 2,321,638,530 ordinary shares as well as options and warrants to purchase an aggregate of 531,910,100 ordinary shares.

B.	Memorandum and Articles of Association

The following summarizes the material rights of holders of ordinary shares, as set out in our Articles of Association. The following summary is qualified in its entirety by reference to the Companies Act 2006 (the Companies Act) and to our Articles of Association, which is filed as an exhibit to our Form F-3 filed with the SEC on December 23, 2020, which is incorporated by reference.

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

In the following summary, a “shareholder” is the person registered in our register of members as the holder of the relevant securities. For those ordinary shares that have been deposited in our ADS facility pursuant to our deposit agreement with Deutsche Bank Trust Company Americas, as depositary, Deutsche Bank Trust Company Americas, as depositary, or its nominee is deemed the shareholder.

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

The ordinary shares do not have cumulative voting rights in the election of directors. As a result, holders of ordinary shares that represent more than 50% of the voting power at the general meeting of shareholders, in person or by proxy, have the power to elect all the directors whose positions are being filled at that meeting to the exclusion of the remaining shareholders. Each director must retire at the next annual general meeting after the end of his appointment term of one, two or three years. In any two year period, a majority of the directors must stand for re-election or replacement. In the event that this majority has not been met and the number of directors eligible for retirement by rotation under the provision of our Articles of Association is not met, any further directors to retire are those who have been in office the longest since their last appointment or re-appointment, but as between persons who became or were last re-appointed directors on the same day, those to retire are determined by the Board of Directors at the recommendation of the Chairman. A retiring director is eligible for re-appointment, subject to the terms of our Articles of Association.

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

Preemptive Rights

There are no rights of pre-emption under our Articles of Association in respect of transfers of issued ordinary shares. In certain circumstances, our shareholders have preemptive rights with respect to new issuances of equity securities.  However our board of directors is generally authorized to allot equity securities for cash without triggering shareholder preemptive rights, provided that this power shall (i) be limited to the allotment of equity securities up to an aggregate nominal amount of $680,000; and (ii) expire (unless previously revoked or varied by us), on June 28, 2022.

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

Fiduciary Duties of Office Holders

Directors owe fiduciary duties to their companies. Chapter 2 of Part 10 of the Companies Act codifies certain of those duties. The relevant statutory duties imposed on directors under the Companies Act are:

•	to act in accordance with the company’s constitution, and only exercise powers for the purposes for which they are conferred;

•	to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

•	to exercise independent judgment;

•

to exercise reasonable care, skill and diligence, being such as would be exercised by a reasonably diligent person with the general knowledge, skill and experience that may reasonably be expected of a person carrying out the functions carried out by the director, and the general knowledge, skill and experience that the director has;

•	to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company (including in particular through exploitation of any property, information or opportunity) unless authorized by the company or its board;

•	not to accept benefits from third parties; and

•	to declare an interest in a proposed transaction or arrangement.

In addition, certain additional duties are imposed by the common law, such as a duty of confidentiality.

Disclosure of Personal Interests of an Officer Holder

The Companies Act requires a director to disclose to the board any direct or indirect personal interest that he or she may have in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and, in the case of a proposed transaction, before it is entered into. All transactions in which a director has an interest must be declared, and not only those that are extraordinary transactions.

Except as provided in our Articles of Association, a director may not vote at a meeting of the board or of a committee of the board on any resolution concerning a matter:

•	in which he (directly or indirectly) has a material interest, other than an interest in shares or debentures or other securities of or in (or through) the Company; and

•	subject to the Companies Act, which conflicts or may conflict with the interests of the Company.

A director is not counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

Notwithstanding the foregoing, a director is entitled to vote and be counted in the quorum in respect of any resolution concerning any of the following matters:

•	the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the Company or any of our subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

•	any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of our subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant as the holder of such shares, debentures or other securities or in its underwriting or sub-underwriting;

•	any contract, arrangement, transaction or other proposal concerning any other company in which he (together with any person connected with him) is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise, unless he (together with any person connected with him) holds an interest representing one per cent. or more of any class of the equity share capital (exclusive of treasury shares) of such company or of the voting rights available to members of the relevant company;

•	any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval by Her Majesty’s Revenue & Customs;

•	any contract, arrangement, transaction or proposal concerning the adoption, modification or operation of any scheme for enabling employees, including full time executive directors of the Company or any of our subsidiaries to acquire shares of the Company or any arrangement for the benefit of employees of the Company or any of our subsidiaries, which does not award him any privilege or benefit not awarded to the employees to whom such scheme relates; or

•	any contract, arrangement, transaction or proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of directors or for the benefit of persons including directors.

Article 27 of the Articles of Association states, that the board may authorize any matter which may otherwise involve a director breaching his duties under certain sections of the Companies Act to avoid conflicts of interest.

Any director (including the director which has the conflict) may propose that such conflicted director be authorized in relation to any matter which is the subject of such a conflict. The director with the conflict will not count towards the quorum at the meeting at which the conflict is considered and may not vote on any resolution authorizing the conflict. Where the board gives authority in relation to such a conflict, the board may impose such terms on the relevant director as it deems appropriate.

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

Redemption Provisions

We may, subject to applicable law and to our Articles of Association, issue redeemable shares and redeem the same.

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

Shareholders’ Meetings and Resolutions

Pursuant to our Articles of Association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy, who hold in aggregate more than 15% of our issued share capital. If at any time the Company has only one shareholder, such shareholder, in person, by proxy or, if a corporation, by its representative, shall constitute a quorum. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the board may designate. Furthermore, the board of the Company may call a general meeting whenever they think fit. If the Board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone the general meeting to another date, time and/or place.

Under the Companies Act, each shareholder of record must be provided at least 14 calendar days’ prior notice of any general shareholders’ meeting and 21 days’ prior notice of an annual general meeting. Subject to the provisions of the Companies Act, our annual general meeting will be held at such time and place or places (any of which may be electronic facilities) as our board may determine. Our board may call a general meeting whenever it thinks fit, and must do so when required under the Companies Act. General meetings must be convened on such requisition, or in default may be convened by such requisitionists or by court order, as provided by the Companies Act.

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

Holders of ADSs are entitled to vote by supplying their voting instructions to Deutsche Bank Trust Company Americas, as depositary, who, subject to the terms of the deposit agreement, will vote the ordinary shares represented by their ADSs in accordance with their instructions. The ability of Deutsche Bank Trust Company Americas, as depositary, to carry out voting instructions may be limited by practical and legal limitations, the terms of the deposit agreement, the terms of our Articles of Association, and the terms of the ordinary shares on deposit. We cannot assure the holders of our ADSs that they will receive voting materials in time to enable them to return voting instructions to Deutsche Bank Trust Company Americas, as depositary, in a timely manner.

Unless otherwise required by law or the Articles of Association, voting in a general meeting is by ordinary resolution. An ordinary resolution is approved by a majority vote of the shareholders present at a meeting at which there is a quorum. Examples of matters that can be approved by an ordinary resolution include:

•	the election of directors;

•	the approval of financial statements;

•	the declaration of final dividends;

•	the appointment of auditors; and

•	the grant of authority to allot shares.

A special resolution requires the affirmative vote of not less than three-fourths of the eligible votes cast. Examples of matters that must be approved by a special resolution include changes to the Articles of Association, or our winding-up.

Limitation on Owning Securities

Our Articles of Association do not restrict in any way the ownership or voting of ordinary shares by non-residents. Furthermore, there is no general obligation for a shareholder of a U.K. company which is not listed in the U.K. or E.U. to voluntarily disclose his shareholding unless required to do so by the Company. If the Company serves a demand on a person under section 793 of the Companies Act, that person will be required to disclose any interest he has in the shares of the Company.

Change in Control

We can issue additional shares with any rights or restrictions attached to them as long as the Company is not restricted by any rights attached to existing shares. These rights or restrictions can be decided by the directors so long as there is no conflict with any resolution passed by the shareholders. The ability of the directors to issue shares with rights or restrictions that are different than those attached to the currently outstanding ordinary shares could have the effect of delaying, deferring or preventing change of control of our Company.

In addition, our board of directors is divided into three classes for purposes of election. One class is elected at each annual general meeting to serve for a three-year term. Because this would restrict shareholders’ ability to replace the entire board at a single meeting, this provision could also have the effect of delaying, deferring or preventing a change in control of our Company.

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

Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director is also void except as permitted by the Companies Act, which provides exceptions for the company to: (i) purchase and maintain insurance against such liability; (ii) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company, which must not cover fines imposed in criminal proceedings, penalties imposed by regulatory bodies arising out of non-compliance with regulatory requirements, the defense costs of criminal proceedings where the director is found guilty, the defense costs of civil proceedings successfully brought against the director by the company or an associated company, or the costs of unsuccessful applications by the director for certain reliefs); and (iii) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).

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

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors that may be used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

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

In addition, the Companies Act provides for restructuring plans, which may be used by a company only for the purpose of reducing or mitigating the effects of financial difficulties it is encountering that may affect its ability to carry on business as a going concern. These plans are similar to schemes of arrangement, but: the only shareholder or creditor approval required is that of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the members present and voting of one class of shareholders or creditors that would have a genuine economic interest in the company if the plan were not approved; and if that approval is obtained, members of any other class of shareholders or creditors will be bound by the restructuring plan if they will not as a result be worse off than if the plan were not approved and the court grants its approval.

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

•      to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company;

•      to act in accordance with the company’s constitution and only exercise his or her powers for the purposes for which they are conferred;

•      to exercise independent judgment;

•      to exercise reasonable care, skill and diligence;

•      not to accept benefits from a third party conferred by reason of his or her being a director or doing (or not doing) anything as a director; and

•      to declare any interest that he or she has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

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

A share buy-back by a company of its ordinary shares will give rise to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration payable by the company, and such stamp duty will be paid by the company. Our Articles of Association do not have conditions governing changes in our capital which are more stringent than those required by law.

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

For these purposes “equity securities” means ordinary shares in the company or rights to subscribe for, or to convert securities into, ordinary shares in the company. “Ordinary shares” means shares other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution. The statutory pre-emption rights are subject to certain exceptions, including the issue of ordinary shares for non-cash consideration, an allotment of bonus shares and the allotment of equity securities pursuant to an employees’ share scheme. The statutory pre-emption rights may also be disapplied by a resolution approved by 75% of the shareholders who vote on it.

U.K. City Code on Takeovers and Mergers

The U.K. City Code on Takeovers and Mergers, or the Takeover Code, applies, among other things, to an offer for a public company whose registered office is in the United Kingdom and whose securities are not admitted to trading on a regulated market in the United Kingdom if the company is considered by the Panel on Takeovers and Mergers, or the Takeover Panel, to have its place of central management and control in the United Kingdom. This is known as the “residency test.” The test for central management and control under the Takeover Code is different from that used by the U.K. tax authorities. Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the United Kingdom by looking at various factors, including the structure of our board of directors, the functions of the directors and where they are resident. Whilst the Takeover Panel has not informed us of any such determination, on account of the current constitution of our board, we believe that we are currently subject to the Takeover Code.

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

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor. This discussion assumes that you are familiar with the tax rules applicable to investments in securities generally, and with any special rules to which you may be subject. In particular, the discussion deals only with investors that will hold our ordinary shares or ADSs as capital assets (generally, property held for investment), and does not address the tax treatment of investors that are subject to special rules, such as banks, financial institutions, insurance companies, dealers or traders in securities or currencies, persons that elect mark-to-market treatment, tax-exempt entities (including Section 401 pensions plans) or government organizations, real estate investment trusts, regulated investment companies, grantor trusts, individual retirement and other tax-deferred accounts, persons that received our ordinary shares or ADSs as compensation for the performance of services, persons who own, directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of the United States Internal Revenue Code of 1986, or the Code, 10% or more of our total voting power or value, persons that are residents of the U.K. for U.K. tax purposes or that conduct a business or have a permanent establishment in the U.K., persons that hold our ordinary shares or ADSs as a position in a straddle, hedging, conversion, integration, constructive sale or other risk reduction transaction, certain former citizens or long-term residents of the U.S., partnerships and their partners and persons whose functional currency is not the U.S. dollar. This discussion is based on laws, treaties, judicial decisions, and regulatory interpretations in effect on the date hereof, all of which are subject to change, as well as, in the United States, the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. Additionally, the summary below regarding U.S. federal income tax does not address any U.S. state or local tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations or any U.S. federal tax considerations other than U.S. federal income tax considerations.

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

U.K. Stamp Duty and Stamp Duty Reserve Tax (SDRT)

U.K. legislation provides that SDRT is chargeable at 1.5% on the issuance of a depositary receipt for U.K. shares or securities, or the issuance of such shares or securities into a clearance system. Following certain court decisions, HMRC accepted that these provisions contravened European Union law, and accordingly has not sought to enforce SDRT on issues of U.K. shares and securities to depositary receipt issuers and clearance services anywhere in the world. EU law ceased to apply in the U.K. at the end of the transition period following Brexit on December 31, 2020. Although the legislation imposing the SDRT charge has not been repealed, HMRC has stated that it remains of the view that the charge on issues remains disapplied, because the relevant EU legislation has been incorporated into domestic U.K. law under the terms of the European Union (Withdrawal) Act 2018. Accordingly, it will not seek to enforce such a charge. HMRC still contends that stamp duty/SDRT at 1.5% is payable on transfers (by sale or otherwise) of shares and securities to depository receipt systems or clearance services that are not an integral part of an issue of share capital.

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

In addition, any transfers of, and unconditional agreements to transfer, unlisted shares on or after July 22, 2020 to a company that is connected with the transferor will attract a charge to stamp duty and SDRT respectively on the higher of the market value of the shares and the value of the consideration where some or all of the consideration consists of the issue of shares.

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

U.S. Taxation of Distributions

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distributions made by us to a U.S. Holder will generally be subject to U.S. federal income tax as dividend income to the extent paid or deemed paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. To the extent that an amount received by a U.S. Holder exceeds its allocable share of our current and accumulated earnings and profits, such excess would, subject to the discussion below, be treated first as a tax-free return of capital which will reduce such U.S. Holder’s tax basis in his ordinary shares or ADSs and then, to the extent such distribution exceeds such U.S. Holder’s tax basis, it will be treated as capital gain. We have not maintained and do not plan to maintain calculations of earnings and profits under U.S. federal income tax principles. Accordingly, it is unlikely that U.S. Holders will be able to establish whether a distribution by us is in excess of our current and accumulated earnings and profits (as computed under U.S. federal income tax principles). Thus, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

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

Passive Foreign Investment Company Rules

Based on the nature of our present business operations, assets and income, we believe that for the year 2020, we were not a PFIC. However, because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2021 or for any other taxable year. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year.

We would be a PFIC for U.S. federal income tax purposes in any taxable year if 75% or more of our gross income would be passive income, or on average at least 50% of the gross value of our assets is held for the production of, or produces, passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. Assets that produce or are held for the production of passive income may include cash, even if held as working capital or raised in a public offering, as well as marketable securities and other assets that may produce passive income. In making the above determination, we are treated as earning our proportionate share of any income and owning our proportionate share of any asset of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value. If we were considered a PFIC at any time when a U.S. Holder held our ordinary shares or ADSs, we generally should continue to be treated as a PFIC with respect to that U.S. Holder, and the U.S. Holder generally will be subject to special rules with respect to (a) any gain realized on the disposition of our ordinary shares or ADSs and (b) any “excess distribution” by us to the U.S. Holder in respect of our ordinary shares or ADSs. Generally, a distribution during a taxable year to a U.S. Holder with respect to ordinary shares would be treated as an “excess distribution” to the extent that the distribution plus all other distributions received (or deemed to be received) by the U.S. Holder during the taxable year with respect to such ordinary shares, is greater than 125% of the average annual distributions received by the U.S. Holder with respect to such ordinary shares during the three preceding years (or during such shorter period as the U.S. Holder may have held the ordinary shares or ADSs). Under the PFIC rules: (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for our ordinary shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized or to any year before we became a PFIC would be taxable as ordinary income and (iii) the amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect in that year and an interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. Because a U.S. Holder that is a direct (and in certain cases indirect) shareholder of a PFIC is deemed to own its proportionate share of interests in any lower-tier PFICs, U.S. Holders should be subject to the foregoing rules with respect to any of our subsidiaries characterized as PFICs, if we are deemed a PFIC.

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

U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the advisability, procedure and timing of making a mark-to-market election or QEF election and the U.S. Holder’s eligibility to file such elections (including, with respect to making a mark-to-market election, whether our ordinary shares or ADSs are treated as “marketable stock” for such purpose). A U.S. Holder will be required to file Internal Revenue Service Form 8621 if such U.S. Holder owns our ordinary shares or ADSs in any year in which we are classified as a PFIC.

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

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of one hundred (100) ordinary shares deposited with Deutsche Bank AG, London Branch, having its principal office at Winchester House, 1 Great Winchester Street, London EC2N 2DB, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

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

We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in this annual report and filed with the SEC is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act, is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within our Company to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our principal executive officer and principal accounting officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the Exchange Act) as of the end of the period covered by this annual report are not effective due to the internal control weakness, as discussed below.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020, based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2020. During our assessment of the effectiveness of internal control over financial reporting, management identified a material weakness relating to insufficient review of accounting for and valuation of complex financial instruments. This material weakness resulted in an error in the accounting treatment of RPC options, requiring restatement of our prior period financial statements.

A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Based on such assessment, management has concluded that, as of December 31, 2020, our internal control over financial reporting is ineffective based on those criteria.

We have implemented or plan to implement the following remedial actions in response to the material weakness: The Company will update its policies and procedures regarding the accounting for significant non-routine transactions, specifically to periodically re-evaluate the accounting analysis and conclusions of these transactions to ensure that the accounting conclusions reached at the inception of the transaction remain appropriate. The Company believes implementation of these processes and appropriate testing of their effectiveness will remediate this material weakness.

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

BDO USA, LLP served as our independent registered public accounting firm and audited our financial statements for the years ended December 31, 2020 and 2019.

	2020	2019
Audit Fees (1)	$334,030	$262,126

(1)	Audit fees consisted of work performed in the preparation of the consolidated financial statements, interim review procedures, and work regarding a public listing or offering, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, such as statutory audits.

Pre-Approval policies and procedures

The audit committee reviews and pre-approves all audit and non-audit services performed by its independent registered public accounting firm, as well as the fees charged for such services. All fees incurred for the year ended 2020 for services rendered by BDO were approved in accordance with these policies. In its review of non-audit service fees, the audit committee considers, among other things, the possible impact of the performance of such services on the auditor’s independence. No non-audit services were performed by BDO for the year ended December 31, 2020 and 2019.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

We rely on a provision in Nasdaq’s Listed Company Manual that allows us to follow English corporate law and the Companies Act 2006 with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

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

Item 16H.	Mine Safety Disclosures

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

Item 18.	FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report. See page F-1.

Item 19.	EXHIBITS

Exhibit No.	Exhibit Description
2.1	Share Exchange Agreement, dated as of July 10, 2015, by and between Celsus Therapeutics Plc and RPC Pharma Limited (incorporated by reference to the exhibit previously filed on the Registrant’s Current Report on Form 8-K filed on July 13, 2015)

2.2	A description of the rights of each class of securities that is registered under Section 12 of the Exchange Act as of the end of the period covered by this report. The information required hereby is included in Items 9, 10 and 12 hereof.*

3.1	Articles of Association of Akari Therapeutics, Plc (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form F-3 filed on December 23, 2020)

4.1	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-6 (No. 333-185197) filed on November 30, 2012)

4.2	Amendment to Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (No. 333-185197) filed on December 24, 2013)

4.3	Form of American Depositary Receipt; the Form is Exhibit A of the Form of Amendment to the Deposit Agreement (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-6 (No. 333-185197) filed on November 30, 2012)

4.4	Form of Amendment No. 2 to Deposit Agreement (incorporated by reference to the exhibit previously filed with the Registrant’s Post-Effective Amendment on Registration Statement Form F-6 (File No. 333-185197) filed on September 9, 2015)

4.5	Form of American Depositary Receipt; the Form is Exhibit A of the Form of Amendment to the Deposit Agreement (incorporated by reference to the exhibit previously filed with the Registrant’s Post-Effective Amendment on Registration Statement Form F-6 (File No. 333-185197) filed on September 9, 2015)

10.1+	Amended and Restated 2007 Stock Option Plan, dated April 26, 2012 (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form 20-F (No. 000-54749) filed on June 28, 2012)

10.2 +	Second Amendment to Amended and Restated 2007 Stock Option Plan, dated June 20, 2012 (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form 20-F (No. 000-54749) filed on June 28, 2012)

10.3 +	2014 Equity Incentive Plan (incorporated by reference to the exhibit previously filed with the Registrant’s Report of Foreign Private Issuer on Form 6-K (No. 001-36288) filed on June 24, 2014)

10.4	Relationship Agreement, dated as of July 10, 2015, by and between Celsus Therapeutics Plc and RPC Pharma Limited. (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on July 13, 2015)

10.5	Form of Working Capital Agreement, by and between Volution Immuno Pharmaceuticals SA and the Shareholders named therein. (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on July 13, 2015)

10.6+	Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to the exhibit previously filed with the Registrants Definitive Proxy Statement on Schedule 14A filed on August 3, 2015)

10.7+	Letter Agreement between the Company and Ray Prudo dated September 21, 2015 (incorporated by reference to the exhibit previously filed with the Registrant’s Annual Report on Form 20-F filed on March 31, 2017)

10.8+	Side Letter between the Company and Ray Prudo dated September 21, 2015 (incorporated by reference to the exhibit previously filed with the Registrant’s Annual Report on Form 20-F filed on March 31, 2017)

10.9+	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on November 25, 2015)

10.10+	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on June 30, 2016)

Exhibit No.	Exhibit Description
10.11+	Option and Bonus Letter between the Company and Clive Richardson dated October 19, 2018 (incorporated by reference to the exhibit previously filed with the Registrant’s Annual Report on Form 20-F filed on April 23, 2019)

10.12	Form of Securities Purchase Agreement dated as of June 28, 2019 between Akari Therapeutics, Plc and the investors listed therein (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 2, 2019)

10.13	Form of Warrant issued by Akari Therapeutics, Plc in connection with the July 2019 Registered Direct Offering (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 2, 2019)

10.14	Form of Placement Agent Warrant issued by Akari Therapeutics, Plc in connection with the July 2019 Registered Direct Offering (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-1 (333-233048) filed on August 6, 2019)

10.15	Form of Securities Purchase Agreement in connection with the February 2020 Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on March 4, 2020)

10.16	Form of Warrant issued by Akari Therapeutics, Plc in connection with the February 2020 Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on March 4, 2020)

10.17	Executive Employment Agreement, dated as of June 30, 2020, by and between the Company and Torsten Hombeck (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 1, 2020)+

10.18	Securities Purchase Agreement dated June 30, 2020 between the Company and Aspire Capital Fund, LLC (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 1, 2020)

10.19

Registration Rights Agreement dated June 30, 2020 between the Company and Aspire Capital Fund, LLC (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 1, 2020)

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
Name: Clive Richardson
Title: Chief Executive Officer and Chief Operating Officer

Date:  April 20, 2021

AKARI THERAPEUTICS, PLC

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

U.S. DOLLARS

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Akari Therapeutics, Plc

London, United Kingdom

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Akari Therapeutics, Plc (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Restatement to Correct Previously Issued Consolidated Financial Statements

As discussed in Note 3 to the consolidated financial statements, the 2019 and 2018 financial statements have been restated to correct a misstatement.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Classification of Warrants

As described in Note 4 to the consolidated financial statements, in February 2020, the Company entered into securities purchase agreements for the issuance of 5,620,296 American Depository Shares (“ADS”) in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million. In connection with the private placement, on February 21, 2020 and March 3, 2020, the Company issued to the investors unregistered warrants to purchase a total of 2,810,136 ADSs at $2.20 per ADS and also issued unregistered warrants to purchase a total of 449,623 ADSs to the Placement Agent at $2.55 per ADS (the “February 2020 Warrants”), which were accounted for as derivative instruments. Subsequently, as described in Note 4 to the consolidated financial statements, on December 8, 2020 the Company’s shareholders approved the resolution to redenominate from British Sterling to U.S. Dollars and sub-divide its Ordinary Shares, resulting in the February 2020 Warrants (alongside previously issued warrants) being reclassified as equity instruments.

We identified the classification of the February 2020 Warrants and previously issued warrants as a critical audit matter. The February 2020 Warrants nominal value were designated in British Sterling which added complexity to the classification in the consolidated financial statements; and the resolution to redenominate from British Sterling to U.S. Dollars and sub-divide its Ordinary Shares resulted in a re-evaluation of the classification in the consolidated financial statements of both the February 2020 Warrants and previously issued warrants. Auditing these elements required especially challenging auditor judgement as well as the need for specialized knowledge and skill assessing these elements of the agreement.

The primary procedures we performed to address this critical audit matter included:

•	Inspecting executed agreements related to the February 2020 Warrants to understand and identify relevant terms and conditions within the agreement that affect the initial financial statement classification of the February 2020 Warrants.

•	Utilizing personnel with specialized knowledge and skill to evaluate the initial classification of the February 2020 Warrants as liability instruments, including evaluating the impact of the February 2020 Warrants nominal value being designated in British Sterling.

•	Utilizing personnel with specialized knowledge and skill to evaluate the impact of the resolution to redenominate from British Sterling to U.S. Dollars and sub-divide its Ordinary Shares on the classification of February 2020 Warrants and previously issued warrants.

RPC Options

As described in Note 3 to the consolidated financial statements, the Company evaluated and determined that options previously issued in July 2015 relating to a transaction with RPC Pharma (RPC Options) and historically accounted for as a liability did not constitute a legal liability of the Company and should have been accounted for as an equity instrument. Further, the Company concluded that the fair value of the RPC Options should have considered the potentially dilutive effect on the total outstanding equity of RPC Pharma, resulting in a restatement of the Company’s prior period financial statements.

We identified the classification and valuation of the RPC Options as a critical audit matter. The evaluation and interpretation of the terms of the RPC Options was complex; and the fair value measurement of the RPC Options involved subjective management assumptions over their dilutive effect on the total outstanding equity of RPC Pharma. Auditing these elements required especially challenging auditor judgement as well as the need for specialized knowledge and skill in assessing these elements of the transaction and valuation.

The primary procedures we performed to address this critical audit matter included:

•	Inspecting executed agreements related to the RPC Options to understand and identify relevant terms and conditions within the agreement that affect the initial financial statement classification.

•	Utilizing personnel with specialized knowledge and skill in accounting for complex debt and equity transactions to evaluate the initial classification of the RPC Options, including evaluating the previous liability assessment.

•	Utilizing personnel with specialized knowledge and skill in valuation to evaluate management’s assumptions used within the valuation model, including dilution considerations to arrive at the RPC Options fair value.

/s/BDO USA, LLP

We have served as the Company's auditor since 2016.

New York, New York

April 20, 2021

AKARI THERAPEUTICS, Plc

CONSOLIDATED BALANCE SHEETS

As of December 31, 2020 and 2019

(in U.S. Dollars, except share data)

	December 31,	December 31,
	2020	2019
		As
		Restated
Assets
Current Assets:
Cash	$14,055,777	$5,731,691
Prepaid expenses and other current assets	521,880	712,975
Total Current Assets	14,577,657	6,444,666

Property and equipment, net	-	5,013
Patent acquisition costs, net	27,150	30,163
Total Assets	$14,604,807	$6,479,842

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable	3,380,782	1,228,772
Accrued expenses	1,839,706	4,228,604
Liability related to warrants	-	1,014,868
Total Liabilities	$5,220,488	$6,472,244

Commitments and Contingencies

Shareholders' Equity:
Share capital of $0.0001 par value
Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 3,847,331,923 and 2,245,865,913 at December 31, 2020 and December 31, 2019, respectively	384,733	31,987,016
Additional paid-in capital	139,734,651	133,568,636
Capital redemption reserve	52,193,811	-
Accumulated other comprehensive loss	(648,065)	(348,860)
Accumulated deficit	(182,280,811)	(165,199,194)
Total Shareholders' Equity	9,384,319	7,598
Total Liabilities and Shareholders' Equity	$14,604,807	$6,479,842

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2020, 2019 and 2018

(in U.S. Dollars, except share data

	Years Ended December 31,
	2020	2019	2018
		As	As
		Restated	Restated
Operating Expenses:
Research and development expenses	$8,820,204	$8,739,420	$11,795,376
General and administrative expenses	9,160,770	8,223,700	11,689,926
Litigation settlement gain	-	-	(2,700,000)
Total Operating Expenses	17,980,974	16,963,120	20,785,302
Loss from Operations	(17,980,974)	(16,963,120)	(20,785,302)
Other Income:
Interest income	13,615	5,531	222,256
Changes in fair value of warrant liabilities - gain	556,810	198,948	-
Foreign currency exchange gains (losses)	350,939	(67,256)	81,501
Other expenses	(22,007)	(20,306)	(17,914)
Total Other Income	899,357	116,917	285,843
Net Loss	(17,081,617)	(16,846,203)	(20,499,459)
Other Comprehensive Income:
Foreign Currency Translation Adjustment	(299,205)	3,566	(116,180)
Comprehensive Loss	$(17,380,822)	$(16,842,637)	$(20,615,639)
Loss per ordinary share (basic and diluted)	$(0.01)	$(0.01)	$(0.01)
Weighted average ordinary shares (basic and diluted)	3,159,037,588	1,830,998,609	1,540,309,840

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2020, 2019 and 2018
(in U.S. Dollars, except share data)

	As Restated
					Accumulated
			Additional	Capital	Other
	Share Capital		Paid-in	Redemption	Comprehensive	Accumulated
	Shares	Amount	Capital	Reserve	Loss	Deficit	Total
Shareholders' Equity, January 1, 2018	1,525,693,393	$22,927,534	$127,397,550	$-	$(236,246)	$(127,853,532)	$22,235,306
Stock-based compensation	-	-	1,649,044	-	-	-	1,649,044
Issuance of share capital to directors	20	-	-	-	-	-	-
Issuance of ordinary shares related to financing, net of issuance costs	55,000,000	723,743	376,257	-	-	-	1,100,000
Comprehensive income (loss)	-	-	-	-	(116,180)	(20,499,459)	(20,615,639)
Shareholders' Equity, December 31, 2018	1,580,693,413	23,651,277	129,422,851	-	(352,426)	(148,352,991)	4,368,711
Stock-based compensation			1,047,387				1,047,387
Issuance of ordinary shares	665,172,500	8,335,739	3,098,398				11,434,137
Comprehensive income (loss)					3,566	(16,846,203)	(16,842,637)
Shareholders' Equity, December 31, 2019	2,245,865,913	31,987,016	133,568,636	-	(348,860)	(165,199,194)	$7,598
Stock-based compensation	-	-	325,523	-	-	-	325,523
Issuance of ordinary shares	1,559,455,100	20,051,809	2,253,158	-	-	-	22,304,967
Issuance of share capital for entering into 2020 Purchase Agreement with Aspire Capital	40,760,900	523,778	376,222	-	-	-	900,000
Issuance of share capital upon conversion of deferred shares	10	-	-	-	-	-	-
Subdivision of ordinary shares	-	(52,193,811)	-	52,193,811	-	-	-
Reclassification of warrants to shareholders' equity	-	-	3,199,553	-	-	-	3,199,553
Exercise of warrants	1,250,000	15,941	11,559	-	-	-	27,500
Comprehensive income (loss)	-	-	-	-	(299,205)	(17,081,617)	(17,380,822)
Shareholders' Equity, December 31, 2020	3,847,331,923	$384,733	$139,734,651	$52,193,811	$(648,065)	$(182,280,811)	$9,384,319

AKARI THERAPEUTICS, Plc

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020, 2019 and 2018

(in U.S. Dollars)

	Years Ended December 31,
	2020	2019	2018
		As	As
		Restated	Restated
Cash Flows from Operating Activities:
Net loss	$(17,081,617)	$(16,846,203)	$(20,499,459)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,907	19,205	35,848
Stock-based compensation	325,523	1,047,387	1,649,044
Financing expense	900,000	-	600,000
Changes in fair value of the liability for warrants	(556,810)	(198,948)	-
Foreign currency exchange gains	(490,782)	(30,366)	(104,719)
Changes in operating assets and liabilities:
Decrease (increase) in assets:
Prepaid expenses and other current assets	192,054	710,335	(716,859)
(Decrease) increase in liabilities:
Accounts payable and accrued expenses	(247,683)	2,380,277	(3,689,860)
Other liabilities	-	-	(48,003)
Total adjustments	131,209	3,927,890	(2,274,549)
Net Cash Used in Operating Activities	(16,950,408)	(12,918,313)	(22,774,008)

Cash Flows from Financing Activities:
Net proceeds from issuance of shares	25,046,461	12,647,953	500,000
Net proceeds from exercise of warrants to purchase shares	27,500	-	-
Net Cash Provided by Financing Activities	25,073,961	12,647,953	500,000

Effect of Exchange Rates on Cash	200,533	34,084	(6,931)

Net Increase (Decrease) in Cash	8,324,086	(236,276)	(22,280,939)
Cash, beginning of period	5,731,691	5,967,967	28,248,906
Cash, end of period	$14,055,777	$5,731,691	$5,967,967

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

NOTE 1 – Nature of Business

Akari Therapeutics, Plc, (the “Company” or “Akari”) is incorporated in the United Kingdom. The Company is a clinical-stage biopharmaceutical company focused on developing treatments for autoinflammatory diseases involving the complement (C5) and leukotriene (LTB4) pathways. The Company’s activities since inception have consisted of performing research and development activities and raising capital.

As of December 31, 2020, the Company has an accumulated deficit of $182,280,811, cash of $14,055,777 and negative cash flows from operating activities in the amount of $16,950,408. On June 30, 2020, the Company entered into a securities purchase agreement (the “2020 Purchase Agreement”) with Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of the Company’s ADSs over the 30-month term of the Purchase Agreement (See Note 5). As of December 31, 2020, $24,000,000 remains available under the facility.

The Company believes its current capital resources are sufficient to support its operations through May 2021 without giving effect to the sale of additional shares to Aspire Capital under the Purchase Agreement(s). To fund its capital needs, the Company plans to raise additional funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, proceeds from sales of commercial product.

The Company is subject to a number of risks similar to those of clinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with the outbreak of coronavirus, risks associated with clinical trials of products, dependence on third-party collaborators for research operations, need for regulatory approval of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies. In addition, the Company is subject to risks related to the coronavirus outbreak.

For the year ended December 31, 2020, the Company reported a net loss of $17,081,617 and expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need, among other things, to complete its research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If the Company is not successful in these activities it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund its capital needs, the Company plans to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales of commercial products. Additional funds may not be available when the Company needs them, on terms that are acceptable to it, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

The global outbreak of COVID-19, also known as coronavirus, and public health epidemics can adversely impact the Company’s business as a result of disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of the coronavirus, there is a general unease of conducting unnecessary activities in medical centers. As a consequence, during 2020 the Company’s ongoing trials have been halted or disrupted. It is too early to assess the full impact of the coronavirus outbreak on trials for nomacopan, but COVID-19 may affect the Company’s ability to complete recruitment in the original timeframe. For example, the Phase I/II clinical trial in patients with AKC study has been halted and the opening of sites for the Phase III clinical trial in pediatric patients with HSCT-TMA was delayed until the end of 2020. The extent to which the coronavirus impacts operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and continued severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally could adversely impact the Company’s operations and workforce, including research and clinical trials and the ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of the Company’s product candidates, and could result in the inability of suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on the Company’s business, financial condition and results of operation.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation – The accompanying financial statements have been prepared in accordance with U.S. GAAP and the rules and regulations of the SEC, assuming that the Company will continue to operate as a going concern.

Principles of Consolidation - The Consolidated Financial Statements include the accounts of the Company, Volution Immuno Pharmaceuticals SA, a private Swiss company, and Akari Malta Limited, a private Maltese company, both wholly-owned subsidiaries. All intercompany transactions have been eliminated.

Foreign Currency – The functional currency of the Company is U.S. dollars, as that is the primary economic environment in which the Company operates as well as the currency in which it has been financed.

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

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that may affect the reported amounts of assets, liabilities, equity, revenue, expenses and related disclosure of contingent assets and liabilities. Management’s estimates and judgments include assumptions used in the evaluation of impairment and useful lives of intangible assets (patents), accrued liabilities, deferred income taxes, liabilities related to warrants, stock-based compensation and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

Fair Value Measurements – The carrying amounts of financial instruments, including cash, prepaid expenses and other current assets, accounts payable and accrued expenses approximate fair value due to their short-term maturities.

The Company accounted for unregistered warrants issued to investors and a placement agent in connection with the 2019 registered direct offering and the 2020 private placements as a warrant liability on the Consolidated Balance Sheets and measured at their grant date fair values and subsequently re-measured at each reporting period, with changes being recorded as a component of Comprehensive Income (Loss) and included in changes in fair value of warrant liabilities – gain (loss). On December 8, 2020, the Company changed the nominal currency of its ordinary shares from pounds sterling to U.S. dollars and reclassified its warrants from liabilities to shareholders’ equity (See Note 4).

Cash – The Company considers all highly-liquid investments with original maturities of 90 days or less at the time of acquisition to be cash equivalents. The Company had no cash equivalents as of December 31, 2020 and December 31, 2019.

Prepaid Expenses and Other Current Assets – Prepaid expenses and other current assets consist principally of prepaid expenses and VAT receivables.

Property and Equipment, net Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years
Computers, peripheral, and scientific equipment	3
Office furniture and equipment	3

Property and equipment, consists of the following:

	December 31, 2020	December 31, 2019
Computers, peripheral, and scientific equipment	$85,489	$85,489
Office furniture and equipment	79,449	79,449
Total property and equipment	164,938	164,938
Less: Accumulated depreciation	(164,938)	(159,925)
Property and equipment, net	$-	$5,013

Depreciation expense for the years ended December 31, 2020, 2019 and 2018 was $5,013, $15,412 and $35,473, respectively, and was recorded in both research and development expenses and general and administrative expenses in the Consolidated Statements of Comprehensive Loss.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

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

Patent Acquisition Costs – Patent acquisition costs and related capitalized legal fees are amortized on a straight-line basis over the shorter of the legal or economic life. The estimated useful life is 22 years. The Company expenses costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. Amortization of patent acquisition costs for the years ended December 31, 2020, 2019 and 2018 was $3,894, $3,793 and $3,895, respectively.

Accrued Expenses – As part of the process of preparing the consolidated financial statements, the Company estimates accrued expenses. This process involves identifying services that third parties have performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred on these services as of each balance sheet date in the Company’s consolidated financial statements. Examples of estimated accrued expenses include contract service fees in conjunction with pre-clinical and clinical trials, professional service fees and contingent liabilities. In connection with these service fees, the Company’s estimates are most affected by its understanding of the status and timing of services provided relative to the actual services incurred by the service providers. In the event that the Company does not identify certain costs that have been incurred or it under or over-estimates the level of services or costs of such services, the Company’s reported expenses for a reporting period could be understated or overstated. The date on which certain services commence, the level of services performed on or before a given date, and the cost of services are often subject to the Company’s estimation and judgment. The Company makes these judgments based upon the facts and circumstances known to it in accordance with U.S. GAAP.

Research and Development Expenses – Costs associated with research and development are expensed as incurred unless there is an alternative future use in other research and development projects. Research and development expenses include, among other costs, salaries and personnel-related expenses, fees paid for contract research services, fees paid to clinical research organizations, costs incurred by outside laboratories, manufacturers’ and other accredited facilities in connection with clinical trials and preclinical studies.

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

Research and development expenses for the years ended December 31, 2020, 2019 and 2018 were $8,820,204, $8,739,420 and $11,795,376, respectively. The Company accounts for research and development tax credits at the time its realization becomes probable as a credit to research and development expenses in the Consolidated Statements of Comprehensive Loss (See Note 9). The Company realized $3,372,093 of research and development tax credits in 2020 related to the 2019 tax year, $7,907,213 in 2019 related to the 2018 and 2017 tax years and $3,794,094 in 2018 related to the 2016 tax year.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

Stock-Based Compensation Expense – Stock-based compensation expense is recorded using the fair-value based method for all awards granted. Compensation costs for stock options and awards is recorded in earnings (loss) over the requisite service period based on the fair value of those options and awards. For employees, fair value is estimated at the grant date, and for non-employees, fair value is re-measured at each reporting date as required by Accounting Standards Codification (ASC) 718, “ Compensation-Stock Compensation ,” and Accounting Standards Updates (ASU) 2018-07, Compensation - Stock Compensation .” Stock options for non-employee directors for their services as directors acting in their role as members of a board of directors are treated as employees if those directors were elected by the employer’s shareholders or appointed to a board position that will be filled by shareholder election when the existing term expires. Awards granted to those individuals for other services shall be accounted for as awards to non-employees. Fair values of awards granted under the share option plans are estimated using a Black-Scholes option pricing model. The determination of fair value for stock-based awards on the date of grant using an option pricing model requires management to make certain assumptions regarding a number of complex and subjective variables. The Company classifies its stock-based payments which are settled in ordinary shares as equity-classified awards. The Company accounts for awards of equity instruments issued to employees, non-employees and directors under the fair value method of accounting and recognizes such amounts, upon vesting, in general administrative or research and development expenses within its Consolidated Statements of Comprehensive Loss.

Leases – The Company accounts for its leases in accordance with Accounting Standards Updates (ASU) No. 2016-02, Leases (“ASU 2016-2). ASU 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company determines if an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified fixed asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. Operating leases are classified as right of use ("ROU") assets, short term lease liabilities, and long-term lease liabilities. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. ROU assets are amortized and lease liabilities accrete to yield straight-line expense over the term of the lease. Lease payments included in the measurement of the lease liability are comprised of fixed payments. Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheet and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company applies this policy to all underlying asset categories. Leasehold improvements are capitalized and depreciated over the lesser of useful life or lease term. As of December 31, 2020, the Company did not have a lease with a term longer than twelve months.

Concentration of Credit Risk – Financial instruments that subject the Company to credit risk consist of cash. The Company maintains cash with well-capitalized financial institutions. At times, those amounts may exceed insured limits. The Company has no other significant concentrations of credit risk.

Income Taxes – On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act, referred to herein as the CARES Act, as a response to the economic uncertainty resulting from COVID-19. The CARES Act includes modifications for net operating loss carryovers and carrybacks, limitations of business interest expense for tax, immediate refund of alternative minimum tax (AMT) credit carryovers. Tax provisions of the Act also include the deferral of certain payroll taxes, relief for retaining employees, and other provisions. The Company determined that these provisions did not have a material impact on the consolidated financial statements.

The Company accounts for income taxes in accordance with the accounting rules that require an asset and liability approach to accounting for income taxes based upon the future expected values of the related assets and liabilities. Deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and for tax loss and credit carry forwards and are measured using the expected tax rates estimated to be in effect when such basis differences reverse. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized. The Company has recorded a full valuation allowance on its deferred tax assets as of December 31, 2020 and December 31, 2019.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

Uncertain Tax Positions – The Company follows the provisions of ASC 740 “Accounting for Uncertainty in Income Taxes”, which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under ASC 740 “Accounting for Uncertainty in Income Taxes,” an entity may only recognize or continue to recognize tax positions that meet a “more-likely-than-not” threshold. Interest and penalties related to uncertain tax positions are recognized as general and administrative expense. At December 31, 2020 and 2019, the Company had no uncertain tax positions.

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

The following table provides details with respect to changes in accumulated other comprehensive loss, which is comprised of foreign currency translation adjustments, as presented in the balance sheets at December 31, 2020, 2019 and 2018:

Balance January 1, 2018	$(236,246)
Net current period other comprehensive income	116,180
Balance December 31, 2018	$(352,426)
Net current period other comprehensive loss	(3,566)
Balance December 31, 2019	$(348,860)
Net current period other comprehensive loss	(299,205)
Balance December 31, 2020	$(648,065)

Recent Accounting Pronouncements

Adopted during the year -

On August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies certain disclosure requirements for reporting fair value measurements. ASU 2018-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted this guidance effective January 1, 2020. The adoption of the guidance did not have a material impact on the consolidated financial statements. The Company has updated its fair value footnote (Note 4) with additional and modified disclosures as required by the standard upon adoption.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This standard requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected and requires measurement and recognition of expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This is different from the current guidance as this will require immediate recognition of estimated credit losses expected to occur over the remaining life of many financial assets. This standard is effective for public companies who are SEC filers for fiscal years beginning after December 15, 2019, including interim periods within those years. In November 2019, the FASB issued ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which expands the scope of the practical expedient that allows entities to exclude the accrued interest component of amortized cost from various disclosures required by ASC 326 to also include certain disclosures required by ASC 320. Entities that elect to apply the practical expedient must disclose the total amount of accrued interest that they exclude from their disclosures of amortized cost. The amendments have the same effective dates as ASU 2016-13 (Topic 326) for entities that have not yet adopted that standard. The Company adopted ASU 2016-13 and ASU 2019-11 effective January 1, 2020. The adoption of the guidance did not have a material impact on the consolidated financial statements and accompanying notes.

Recently Issued Accounting Pronouncements Not Yet Adopted -

On December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. ASU 2019-12 enhances and simplifies various aspects of the income tax accounting guidance in ASC 740 and removes certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years with early adoption permitted. The Company is currently evaluating the impact the adoption of this guidance may have on its consolidated financial statements.

NOTE 3 – Restatement of Previously Issued Consolidated Financial Statements

During its financial close for the year ended December 31, 2020, the Company discovered an error in its accounting for certain options, as more fully described below. The 2019 and 2018 financial statements have been restated to reflect the correction of the error, and retained earnings has been adjusted to reflect the cumulative effect of adjustments related to this error for years prior to 2018.

Restatement Background

RPC Options

On September 18, 2015, Volution Immuno Pharmaceuticals SA (“VIP”) acquired Celsus Therapeutics Plc (“Celsus”), a publicly listed company. The combined entity became Akari Therapeutics, Plc and its American Depository Receipts (“ADR”) trade on NASDAQ. As part of the acquisition, RPC Pharma Ltd. (“RPC Pharma”) who was the sole shareholder of VIP prior to the acquisition, obtained 61.3% of the outstanding equity in the newly formed Akari Therapeutics, Plc which made RPC Pharma the majority shareholder.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

Prior to the acquisition, in July 2015, VIP and RPC Pharma entered into a loan agreement pursuant to which RPC Pharma provided a short-term loan to VIP of GBP 2 million or approximately $3.1 million. The terms stipulated that the loan would provide the shareholders of RPC Pharma who participated in the funding of the loan options to purchase shares of RPC Pharma equivalent to 15% of the total outstanding equity of RPC Pharma (“RPC Options”).

In accordance with par. 11 of ASC 718, Compensation – Stock Compensation (“ASC 718”) in connection with share-based awards and more expansively in SAB 5T which addresses any transaction (e.g., paying expenses on behalf of the company), an activity by an economic interest holder (e.g., issuance of shares/options) is considered to benefit the company and be on behalf of the company. As such, it is to be accounted for by the Company. Further, when financial instruments are issued with warrants, options or shares, the proceeds are allocated to the various instruments under either the relative fair value method or the residual method (if equity instruments are liabilities).

In accordance with ASC 718, the Company initially accounted for the RPC Options as a Liability related to options within Current Liabilities and they were recognized at their fair value. The initial fair value of RPC Options was $26,004,442 as of September 30, 2015. The Company re-measured its liability related to RPC Options on a recurring basis at fair value, in accordance with ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), with changes in the fair value accounted for in the Consolidated Statements of Comprehensive Income (Loss) and included in Changes in fair value of option/warrant liabilities – gain (loss). During the fourth quarter of 2020, the Company reviewed the accounting of the RPC Options and concluded that because the RPC Options do not constitute a legal liability to the Company, these options should have been accounted for as equity and included in Additional-paid in capital in Shareholders’ Equity in the Consolidated Balance Sheet as of September 30, 2015.

On April 16, 2021, the Company’s management conferred with the Audit Committee of the Company’s Board of Directors and concluded that (1) the RPC Options do not constitute a legal liability to the Company and should have been accounted for as an equity instrument during the Company’s 2015 fiscal year and (2) the Company should have used the Black-Scholes Option Pricing Model (“BSOPM”) in order to estimate the fair value of the RPC Options, given the relatively simple nature of the subject options.

The RPC Options were originally issued on 15% of the total capital of RPC Pharma, a closely held private company, and therefore represented potentially significant dilution. The Company’s initial valuation of the RPC Options did not capture this potential dilutive effect. However, in determining the equity value of the RPC Options, the Company’s management further considered the RPC Options on a diluted basis. Using the diluted basis assumes that the holder of the options would currently anticipate dilution in the per share equity value should the RPC Options be exercised in the future. Furthermore, consideration was given to FASB ASC 260 Earnings Per Share and given that the RPC Options when exercised will not generate additional substantial value to RPC Pharma because of the low exercise price, the RPC Options were deemed similar to already issued shares of common stock. As a result, the Company’s management determined that the fair value of the RPC Options on a diluted basis most accurately reflected fair value. As of September 30, 2015, the fair value of the RPC Options on a diluted basis amounted to approximately $22,598,000.

Due to the errors noted above, as to the incorrect balance sheet classification and incorrect valuation of the RPC Options when originally issued in 2015, and the subsequent incorrect revaluation of the options in each quarter and year end period since 2015, the Company’s management has concluded that the financial statements contained in the Company’s Annual Reports on Form 20-F for the years ended December 31, 2015 through 2019, as well as the unaudited condensed consolidated financial statements contained in the quarterly reports on Form 6-K for each quarter within these years, as well as the quarterly periods ended March 31, 2020, June 2020 and September 2020, should be restated. For practical purposes, the Company has reflected the cumulative adjustments relating to the years ended 2015 through 2017 as an adjustment to retained earnings for the year ended December 31, 2018.

Other adjustments

In addition to the errors identified above, the restated financial statements also include adjustments to correct certain other immaterial errors, including previously unrecorded immaterial adjustments in audits of prior years’ financial statements.

These misstatements, both individually and in the aggregate, had no material impact to previously reported total cash flows from operations, investing or financing activities and did not have a material impact on earnings per share for the years ended December 31, 2019 and 2018.

AKARI THERAPEUTICS, Plc

CONSOLIDATED BALANCE SHEETS

(in U.S. Dollars, except share data)

	December 31, 2019
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Assets
Current Assets:
Cash	$5,731,691	$-	$-	5,731,691
Prepaid expenses and other current assets	712,975	-	-	712,975
Deferred financing costs	321,956	-	(321,956)	-
Total Current Assets	6,766,622	-	(321,956)	6,444,666

Property and equipment, net	5,013	-	-	5,013
Patent acquisition costs, net	30,163	-	-	30,163
Total Assets	$6,801,798	$-	$(321,956)	$6,479,842

Liabilities and Shareholders' (Deficiency) Equity

Current Liabilities:
Accounts payable	$1,228,772	$-	$-	$1,228,772
Accrued expenses	4,228,604	-	-	4,228,604
Liability related to stock options and warrants	3,116,880	(2,102,012)	-	1,014,868
Total Liabilities	8,574,256	(2,102,012)	-	6,472,244

Commitments and Contingencies

Shareholders' (Deficiency) Equity:
Share capital of $0.0001 par value Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 2,245,865,913 at December 31, 2019 respectively	31,987,016			31,987,016
Additional paid-in capital	110,498,824	22,598,000	471,812	133,568,636
Accumulated other comprehensive loss	(348,860)	-	-	(348,860)
Accumulated deficit	(143,909,438)	(20,495,988)	(793,768)	(165,199,194)
Total Shareholders' (Deficiency) Equity	(1,772,458)	2,102,012	(321,956)	7,598
Total Liabilities and Shareholders' (Deficiency) Equity	$6,801,798	$-	$(321,956)	$6,479,842

AKARI THERAPEUTICS, Plc

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in U.S. Dollars, except share data)

	Year Ended December 31, 2019
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Operating Expenses:
Research and development expenses	$8,739,420	$-	$-	$8,739,420
General and administrative expenses	8,223,700	-	-	8,223,700
Total Operating Expenses	16,963,120	-	-	16,963,120
Loss from Operations	(16,963,120)	-	-	(16,963,120)

Other Income (Expenses):
Interest income	5,531	-	-	5,531
Changes in fair value of option liabilities - (loss) gain	(60,640)	259,588	-	198,948
Foreign currency exchange losses	(67,256)	-	-	(67,256)
Other expenses	(20,306)	-	-	(20,306)
Total Other Income (Expenses)	(142,671)	259,588	-	116,917

Net Loss	(17,105,791)	259,588	-	(16,846,203)

Other Comprehensive Income:
Foreign Currency Translation Adjustment	3,566	-	-	3,566

Comprehensive Loss	$(17,102,225)	$259,588	$-	$(16,842,637)

Loss per ordinary share (basic and diluted)	$(0.01)			$(0.01)

Weighted average ordinary shares (basic and diluted)	1,830,998,609			1,830,998,609

AKARI THERAPEUTICS, Plc

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in U.S. Dollars, except share data)

	Year Ended December 31, 2018
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Operating Expenses:
Research and development expenses	$11,795,376	$-	$-	$11,795,376
General and administrative expenses	10,896,158	-	793,768	11,689,926
Litigation settlement gain	(2,700,000)	-	-	(2,700,000)
Total Operating Expenses	19,991,534	-	793,768	20,785,302
Loss from Operations	(19,991,534)	-	(793,768)	(20,785,302)

Other Income (Expenses):
Interest income	222,256	-	-	222,256
Changes in fair value of option liabilities - gain	3,238,911	(3,238,911)	-	-
Foreign currency exchange gains	81,501	-	-	81,501
Other expenses	(17,914)	-	-	(17,914)
Total Other Income (Expenses)	3,524,754	(3,238,911)	-	285,843

Net Loss	(16,466,780)	(3,238,911)	(793,768)	(20,499,459)

Other Comprehensive Income:
Foreign Currency Translation Adjustment	(116,180)	-	-	(116,180)

Comprehensive Loss	$(16,582,960)	$(3,238,911)	$(793,768)	$(20,615,639)

Loss per ordinary share (basic and diluted)	$(0.01)			$(0.01)

Weighted average ordinary shares (basic and diluted)	1,540,309,840			1,540,309,840

AKARI THERAPEUTICS, Plc

CONSOLIDATED STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY (DEFICIT)

(in U.S. dollars, except share data)

	As Previously Reported				As Restated
	For the Year Ended		RPC	Other	For the Year Ended
	December 31, 2020		Adjustment	Adjustments	December 31, 2020
	Shares	Amount			Shares	Amount
Share Capital:
Balance January 1	2,245,865,913	$31,987,016	$-	$-	2,245,865,913	$31,987,016
Ordinary shares issued	627,029,600	8,098,632	-	-	627,029,600	8,098,632
Balance March 31	2,872,895,513	40,085,648	-	-	2,872,895,513	40,085,648
Ordinary shares issued	471,666,700	5,953,175		-	471,666,700	5,953,175
Issuance of share capital for entering into 2020 Purchase Agreement with Aspire Capital	40,760,900	523,778	-	-	40,760,900	523,778
Exercise of warrants	1,250,000	15,941	-	-	1,250,000	15,941
Balance June 30	3,386,573,113	46,578,543	-	-	3,386,573,113	46,578,543
Ordinary shares issued	-	-	-	-	-	-
Balance September 30	3,386,573,113	46,578,543	-	-	3,386,573,113	46,578,543

Additional Paid-In Capital:
Balance January 1		110,498,824	22,598,000	471,812		133,568,636
Ordinary shares issued		(1,003,264)	-	33,251		(970,013)
Stock-based compensation		100,504	-	-		100,504
Balance March 31		109,596,064	22,598,000	505,063		132,699,127
Ordinary shares issued		2,941,966	-	288,705		3,230,671
Issuance of share capital for entering into 2020 Purchase Agreement with Aspire Capital		376,222	-	-		376,222
Exercise of warrants		11,559	-	-		11,559
Stock-based compensation		63,330	-	-		63,330
Balance June 30		112,989,141	22,598,000	793,768		136,380,909
Stock-based compensation		81,107	-	-		81,107
Balance September 30		113,070,248	22,598,000	793,768		136,462,016

Accumulated Other Comprehensive Loss:
Balance January 1		(348,860)	-	-		(348,860)
Comprehensive loss		(222,725)	-	-		(222,725)
Balance March 31		(571,585)	-	-		(571,585)
Comprehensive loss		(46,037)	-	-		(46,037)
Balance June 30		(617,622)	-	-		(617,622)
Comprehensive loss		(3,676)	-	-		(3,676)
Balance September 30		(621,298)	-	-		(621,298)

Accumulated Deficit:
Balance January 1		(143,909,438)	(20,495,988)	(793,768)		(165,199,194)
Comprehensive loss		(3,385,062)	(360,345)	-		(3,745,407)
Balance March 31		(147,294,500)	(20,856,333)	(793,768)		(168,944,601)
Comprehensive loss		(8,316,655)	876,840	-		(7,439,815)
Balance June 30		(155,611,155)	(19,979,493)	(793,768)		(176,384,416)
Comprehensive income		1,441,960	(528,506)	-		913,454
Balance September 30		(154,169,195)	(20,507,999)	(793,768)		(175,470,962)

Total Shareholders' Equity		$4,858,298	$2,090,001	$-		$6,948,299

AKARI THERAPEUTICS, Plc

CONSOLIDATED STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY (DEFICIT)

(in U.S. dollars, except share data)

	As Previously Reported				As Restated
	For the Year Ended		RPC	Other	For the Year Ended
	December 31, 2019		Adjustment	Adjustments	December 31, 2019
	Shares	Amount			Shares	Amount
Share Capital:
Balance January 1	1,580,693,413	$23,651,277	$-	$-	1,580,693,413	$23,651,277
Ordinary shares issued	5,000,000	65,598	-	-	5,000,000	65,598
Balance March 31	1,585,693,413	23,716,875	-	-	1,585,693,413	23,716,875
Ordinary shares issued	65,000,000	821,262	-	-	65,000,000	821,262
Balance June 30	1,650,693,413	24,538,137	-	-	1,650,693,413	24,538,137
Ordinary shares issued	450,172,500	5,585,564	-	-	450,172,500	5,585,564
Balance September 30	2,100,865,913	30,123,701	-	-	2,100,865,913	30,123,701
Ordinary shares issued	145,000,000	1,863,315	-	-	145,000,000	1,863,315
Balance December 31	2,245,865,913	$31,987,016	$-	$-	2,245,865,913	$31,987,016

Additional Paid-In Capital:
Balance January 1		$106,616,083	$22,598,000	$208,768		$129,422,851
Ordinary shares issued		86,955	-	5,190		92,145
Stock-based compensation		394,439	-	-		394,439
Balance March 31		107,097,477	22,598,000	213,958		129,909,435
Ordinary shares issued		453,737	-	41,085		494,822
Stock-based compensation		409,622	-	-		409,622
Balance June 30		107,960,836	22,598,000	255,043		130,813,879
Ordinary shares issued		1,461,996	-	136,682		1,598,678
Stock-based compensation		137,385	-	-		137,385
Balance September 30		109,560,217	22,598,000	391,725		132,549,942
Ordinary shares issued		832,666	-	80,087		912,753
Stock-based compensation		105,941	-	-		105,941
Balance December 31		$110,498,824	$22,598,000	$471,812		$133,568,636
		-
Accumulated Other Comprehensive Loss:
Balance January 1		$(352,426)	$-	$-		$(352,426)
Comprehensive income (loss)		107,168	-	-		107,168
Balance March 31		(245,258)	-	-		(245,258)
Comprehensive income (loss)		(160,116)	-	-		(160,116)
Balance June 30		(405,374)	-	-		(405,374)
Comprehensive income (loss)		3,281	-	-		3,281
Balance September 30		(402,093)	-	-		(402,093)
Comprehensive income (loss)		53,233	-	-		53,233
Balance December 31		$(348,860)	$-	$-		$(348,860)

Accumulated Deficit:
Balance January 1		$(126,803,647)	$(20,755,576)	$(793,768)		$(148,352,991)
Comprehensive income (loss)		(2,545,283)	2,358,772	-		(186,511)
Balance March 31		(129,348,930)	(18,396,804)	(793,768)		(148,539,502)
Comprehensive income (loss)		(4,117,084)	(1,830,689)	-		(5,947,773)
Balance June 30		(133,466,014)	(20,227,493)	(793,768)		(154,487,275)
Comprehensive income (loss)		(2,565,354)	(316,541)	-		(2,881,895)
Balance September 30		(136,031,368)	(20,544,034)	(793,768)		(157,369,170)
Comprehensive income (loss)		(7,878,070)	48,046	-		(7,830,024)
Balance December 31		$(143,909,438)	$(20,495,988)	$(793,768)		$(165,199,194)

Total Shareholders' Equity		$(1,772,458)	$2,102,012	$(321,956)		$7,598

AKARI THERAPEUTICS, Plc

CONSOLIDATED STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY (DEFICIT)

(in U.S. dollars, except share data)

	As Previously Reported				As Restated
	For the Year Ended		RPC	Other	For the Year Ended
	December 31, 2018		Adjustment	Adjustments	December 31, 2018
	Shares	Amount			Shares	Amount
Share Capital:
Balance January 1	1,525,693,393	$22,927,534	$-	$-	1,525,693,393	$22,927,534
Ordinary shares issued	-	-	-	-	-	-
Balance March 31	1,525,693,393	22,927,534	-	-	1,525,693,393	22,927,534
Ordinary shares issued	-	-	-	-	-	-
Balance June 30	1,525,693,393	22,927,534	-	-	1,525,693,393	22,927,534
Issuance of share capital to directors	20	-	-	-	20	-
Issuance of share capital related to financing, net of issuance costs	55,000,000	723,743	-	-	55,000,000	723,743
Balance September 30	1,580,693,413	23,651,277	-	-	1,580,693,413	23,651,277
Ordinary shares issued	-	-	-	-	-	-
Balance December 31	1,580,693,413	$23,651,277	$-	$-	1,580,693,413	$23,651,277

Additional Paid-In Capital:
Balance January 1		$104,799,550	$22,598,000	$-		$127,397,550
Stock-based compensation		475,958		-		475,958
Balance March 31		105,275,508	22,598,000	-		127,873,508
Stock-based compensation		351,981		-		351,981
Balance June 30		105,627,489	22,598,000	-		128,225,489
Issuance of share capital to directors		-		-		-
Issuance of share capital related to financing, net of issuance costs		207,829	-	64,455		272,284
Stock-based compensation		403,769	-	-		403,769
Balance September 30		106,239,087	22,598,000	64,455		128,901,542
Issuance of share capital related to financing, net of issuance costs		(40,340)	-	144,313		103,973
Stock-based compensation		417,336	-	-		417,336
Balance December 31		$106,616,083	$22,598,000	$208,768		$129,422,851

Accumulated Other Comprehensive Loss:
Balance January 1		$(236,246)	$-	$-		$(236,246)
Comprehensive income (loss)		32,799	-	-		32,799
Balance March 31		(203,447)	-	-		(203,447)
Comprehensive income (loss)		(27,188)	-	-		(27,188)
Balance June 30		(230,635)	-	-		(230,635)
Comprehensive income (loss)		(65,848)	-	-		(65,848)
Balance September 30		(296,483)	-	-		(296,483)
Comprehensive income (loss)		(55,943)	-	-		(55,943)
Balance December 31		$(352,426)	$-	$-		$(352,426)

Accumulated Deficit:
Balance January 1		$(110,336,867)	$(17,516,665)	$-		$(127,853,532)
Comprehensive income (loss)		(1,338,575)	(2,945,531)	-		(4,284,106)
Balance March 31		(111,675,442)	(20,462,196)	-		(132,137,638)
Comprehensive income (loss)		(8,022,196)	152,557	-		(7,869,639)
Balance June 30		(119,697,638)	(20,309,639)			(140,007,277)
Comprehensive income (loss)		(3,593,255)	715,846	(649,455)		(3,526,864)
Balance September 30		(123,290,893)	(19,593,793)	(649,455)		(143,535,141)
Comprehensive income (loss)		(3,512,754)	(1,161,783)	(144,313)		(4,818,850)
Balance December 31		$(126,803,647)	$(20,755,576)	$(793,768)		$(148,352,991)

Total Shareholders' Equity		$3,111,287	$1,842,424	$(585,000)		$4,368,711

AKARI THERAPEUTICS, Plc

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. Dollars)

	Year Ended December 31, 2019
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Cash Flows from Operating Activities:
Net loss	$(17,105,791)	$259,588	$-	$(16,846,203)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	19,205	-	-	19,205
Stock-based compensation	1,047,387	-	-	1,047,387
Changes in fair value of the liability for options and warrants	60,640	(259,588)	-	(198,948)
Foreign currency exchange (gains) loss	(30,366)	-	-	(30,366)
Changes in operating assets and liabilities:
Decrease in assets:
Prepaid expenses and other current assets	710,335	-	-	710,335
Increase in liabilities:				-
Accounts payable and accrued expenses	2,380,277	-	-	2,380,277
Total adjustments	4,187,478	(259,588)	-	3,927,890
Net Cash Used in Operating Activities	(12,918,313)	-	-	(12,918,313)

Cash Flows from Financing Activities:
Net proceeds from issuance of shares	12,647,953	-	-	12,647,953

Net Cash Provided by Financing Activities	12,647,953	-	-	12,647,953

Effect of Exchange Rates on Cash	34,084	-	-	34,084

Net (Decrease) in Cash	(236,276)	-	-	(236,276)
Cash, beginning of period	5,967,967	-	-	5,967,967
Cash, end of period	$5,731,691	$-	$-	$5,731,691

AKARI THERAPEUTICS, Plc

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. Dollars)

	Year Ended December 31, 2018
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Cash Flows from Operating Activities:
Net loss	$(16,466,780)	$(3,238,911)	$(793,768)	$(20,499,459)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	35,848	-	-	35,848
Stock-based compensation	1,649,044	-	-	1,649,044
Financing Expense	-	-	600,000	600,000
Changes in fair value of the liability for options and warrants	(3,238,911)	3,238,911	-	-
Foreign currency exchange (gains) loss	(104,719)	-	-	(104,719)
Changes in operating assets and liabilities:
(Increase) in assets:
Prepaid expenses and other current assets	(716,859)	-	-	(716,859)
(Decrease) in liabilities:				-
Accounts payable and accrued expenses	(3,689,860)	-	-	(3,689,860)
Other liabilities	(48,003)	-	-	(48,003)
Total adjustments	(6,113,460)	3,238,911	600,000	(2,274,549)
Net Cash Used in Operating Activities	(22,580,240)	-	(193,768)	(22,774,008)

Cash Flows from Financing Activities:
Net proceeds from issuance of shares	306,232	-	193,768	500,000

Net Cash Provided by Financing Activities	306,232	-	193,768	500,000

Effect of Exchange Rates on Cash	(6,931)	-	-	(6,931)

Net (Decrease) in Cash	(22,280,939)	-	-	(22,280,939)
Cash, beginning of period	28,248,906	-	-	28,248,906
Cash, end of period	$5,967,967	$-	$-	$5,967,967

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS - UNAUDITED

(in U.S. Dollars, except share data)

	March 31,
	2020
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Assets
Current Assets:
Cash	$7,822,180	$-	$-	$7,822,180
Prepaid expenses and other current assets	1,828,444	-	-	1,828,444
Deferred financing costs	288,705	-	(288,705)	-
Total Current Assets	9,939,329	-	(288,705)	9,650,624

Property and equipment, net	2,096	-	-	2,096
Patent acquisition costs, net	27,566	-	-	27,566
Total Assets	$9,968,991	$-	$(288,705)	$9,680,286

Liabilities and Shareholders' (Deficiency) Equity

Current Liabilities:
Accounts payable	$966,059	$-	$-	$966,059
Accrued expenses	2,630,857	-	-	2,630,857
Liability related to stock options and warrants	4,556,448	(1,741,667)	-	2,814,781
Total Liabilities	8,153,364	(1,741,667)	-	6,411,697

Commitments and Contingencies

Shareholders' (Deficiency) Equity:
Share capital of $0.0001 par value Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 2,872,895,513 at March 31, 2020	40,085,648	-	-	40,085,648
Additional paid-in capital	109,596,064	22,598,000	505,063	132,699,127
Accumulated other comprehensive loss	(571,585)	-	-	(571,585)
Accumulated deficit	(147,294,500)	(20,856,333)	(793,768)	(168,944,601)
Total Shareholders' Equity (Deficiency)	1,815,627	1,741,667	(288,705)	3,268,589
Total Liabilities and Shareholders' Equity (Deficiency)	$9,968,991	$-	$(288,705)	$9,680,286

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS - UNAUDITED

(in U.S. Dollars, except share data)

	June 30,
	2020
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Assets
Current Assets:
Cash	$12,746,266	$-	$-	$12,746,266
Prepaid expenses and other current assets	1,679,425	-	-	1,679,425
Total Current Assets	14,425,691	-	-	14,425,691

Patent acquisition costs, net	26,489	-	-	26,489
Total Assets	$14,452,180	$-	$-	$14,452,180

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable	$2,191,168	$-	$-	$2,191,168
Accrued expenses	1,941,083	-	-	1,941,083
Liability related to stock options and warrants	6,981,022	(2,618,507)	-	4,362,515
Total Liabilities	11,113,273	(2,618,507)	-	8,494,766

Commitments and Contingencies

Shareholders' Equity:
Share capital of $0.0001 par value Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 3,386,573,113 at June 30, 2020	46,578,543	-	-	46,578,543
Additional paid-in capital	112,989,141	22,598,000	793,768	136,380,909
Accumulated other comprehensive loss	(617,622)			(617,622)
Accumulated deficit	(155,611,155)	(19,979,493)	(793,768)	(176,384,416)
Total Shareholders' Equity	3,338,907	2,618,507	-	5,957,414
Total Liabilities and Shareholders' Equity	$14,452,180	$-	$-	$14,452,180

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS - UNAUDITED

(in U.S. Dollars, except share data)

	September 30,
	2020
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Assets
Current Assets:
Cash	$12,317,798	$-	$-	$12,317,798
Prepaid expenses and other current assets	1,349,244	-	-	1,349,244
Total Current Assets	13,667,042	-	-	13,667,042
		-	-	-
Patent acquisition costs, net	26,674	-	-	26,674
Total Assets	$13,693,716	$-	$-	$13,693,716

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable	$2,410,530	$-	$-	$2,410,530
Accrued expenses	975,893	-	-	975,893
Liability related to stock options and warrants	5,448,995	(2,090,001)	-	3,358,994
Total Liabilities	8,835,418	(2,090,001)	-	6,745,417

Commitments and Contingencies

Shareholders' Equity:
Share capital of $0.0001 par value
Authorized: 10,000,000,000 ordinary shares; issued and outstanding:
3,386,573,113 at September 30, 2020	46,578,543	-	-	46,578,543
Additional paid-in capital	113,070,248	22,598,000	793,768	136,462,016
Accumulated other comprehensive loss	(621,298)	-	-	(621,298)
Accumulated deficit	(154,169,195)	(20,507,999)	(793,768)	(175,470,962)
Total Shareholders' Equity	4,858,298	2,090,001	-	6,948,299
Total Liabilities and Shareholders' Equity	$13,693,716	$-	$-	$13,693,716

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS - UNAUDITED

(in U.S. Dollars, except share data)

	March 31,
	2019
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Assets
Current Assets:
Cash	$6,145,555	$-	$-	$6,145,555
Prepaid expenses and other current assets	1,887,780	-	-	1,887,780
Deferred financing costs	579,810	-	(579,810)	-
Total Current Assets	8,613,145	-	(579,810)	8,033,335

Restricted cash	147,924	-	-	147,924
Property and equipment, net	15,834	-	-	15,834
Patent acquisition costs, net	32,867	-	-	32,867
Total Assets	$8,809,770	$-	$(579,810)	$8,229,960

Liabilities and Shareholders' Equity (Deficiency)

Current Liabilities:
Accounts payable	$1,763,182	$-	$-	$1,763,182
Accrued expenses	1,625,228	-	-	1,625,228
Liability related to stock options and warrants	4,201,196	(4,201,196)	-	-
Total Liabilities	7,589,606	(4,201,196)	-	3,388,410

Commitments and Contingencies

Shareholders' Equity (Deficiency):
Share capital of $0.0001 par value Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 1,585,693,413 at March 31, 2019	23,716,875	-	-	23,716,875
Additional paid-in capital	107,097,477	22,598,000	213,958	129,909,435

Accumulated other comprehensive loss	(245,258)	-	-	(245,258)
Accumulated deficit	(129,348,930)	(18,396,804)	(793,768)	(148,539,502)
Total Shareholders' Equity (Deficiency)	1,220,164	4,201,196	(579,810)	4,841,550
Total Liabilities and Shareholders' Equity (Deficiency)	$8,809,770	$-	$(579,810)	$8,229,960

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS - UNAUDITED

(in U.S. Dollars, except share data)

	June 30,
	2019
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Assets
Current Assets:
Cash	$2,736,663	$-	$-	$2,736,663
Prepaid expenses and other current assets	1,747,365	-	-	1,747,365
Deferred financing costs	606,508	-	(538,725)	67,783
Total Current Assets	5,090,536	-	(538,725)	4,551,811

Restricted cash	17,364	-	-	17,364
Property and equipment, net	12,056	-	-	12,056
Patent acquisition costs, net	31,065	-	-	31,065
Total Assets	$5,151,021	$-	$(538,725)	$4,612,296

Liabilities and Shareholders' (Deficiency) Equity

Current Liabilities:
Accounts payable	$1,481,536	$-	$-	$1,481,536
Accrued expenses	2,671,393	-	-	2,671,393
Liability related to stock options and warrants	2,370,507	(2,370,507)	-	-
Total Liabilities	6,523,436	(2,370,507)	-	4,152,929

Commitments and Contingencies

Shareholders' (Deficiency) Equity:
Share capital of $0.0001 par value Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 1,650,693,413 at June 30, 2019	24,538,137	-	-	24,538,137
Additional paid-in capital	107,960,836	22,598,000	255,043	130,813,879

Accumulated other comprehensive loss	(405,374)	-	-	(405,374)
Accumulated deficit	(133,466,014)	(20,227,493)	(793,768)	(154,487,275)
Total Shareholders' (Deficiency) Equity	(1,372,415)	2,370,507	(538,725)	459,367
Total Liabilities and Shareholders' (Deficiency) Equity	$5,151,021	$-	$(538,725)	$4,612,296

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS - UNAUDITED

(in U.S. Dollars, except share data)

	September 30,
	2019
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Assets
Current Assets:
Cash	$6,268,667	$-	$-	$6,268,667
Tax credit receivable	2,902,987	-	-	2,902,987
Prepaid expenses and other current assets	1,058,527	-	-	1,058,527
Deferred financing costs	402,042	-	(402,042)	-
Total Current Assets	10,632,223	-	(402,042)	10,230,181

Property and equipment, net	8,388	-	-	8,388
Patent acquisition costs, net	29,147	-	-	29,147
Total Assets	$10,669,758	$-	$(402,042)	$10,267,716

Liabilities and Shareholders' (Deficiency) Equity

Current Liabilities:
Accounts payable	$1,315,411	$-	$-	$1,315,411
Accrued expenses	3,035,056	-	-	3,035,056
Liability related to stock options and warrants	3,068,834	(2,053,965)	-	1,014,869
Total Liabilities	7,419,301	(2,053,965)	-	5,365,336

Commitments and Contingencies

Shareholders' (Deficiency) Equity:
Share capital of $0.0001 par value Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 2,100,865,913 at September 30, 2019	30,123,701	-	-	30,123,701
Additional paid-in capital	109,560,217	22,598,000	391,726	132,549,942
Capital redemption reserve				-
Accumulated other comprehensive loss	(402,093)			(402,093)
Accumulated deficit	(136,031,368)	(20,544,034)	(793,768)	(157,369,170)
Total Shareholders' Equity (Deficiency)	3,250,457	2,053,965	(402,042)	4,902,380
Total Liabilities and Shareholders' Equity	$10,669,758	$-	$(402,042)	$10,267,716

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

(in U.S. Dollars)

	Three Months Ended March 31, 2020
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Operating Expenses:
Research and development expenses	$2,732,165	$-	$-	$2,732,165
General and administrative expenses	2,194,809	-	-	2,194,809
Total Operating Expenses	4,926,974	-	-	4,926,974
Loss from Operations	(4,926,974)	-	-	(4,926,974)

Other Income (Expenses):
Interest income	1,010	-	-	1,010
Changes in fair value of option liabilities - gain	1,309,801	(360,345)	-	949,456
Foreign currency exchange gains	233,404	-	-	233,404
Other expenses	(2,303)	-	-	(2,303)
Total Other Income (Expenses)	1,541,912	(360,345)	-	1,181,567

Net Loss	(3,385,062)	(360,345)	-	(3,745,407)

Other Comprehensive Income:
Foreign Currency Translation Adjustment	(222,725)	-	-	(222,725)

Comprehensive Loss	$(3,607,787)	$(360,345)	$-	$(3,968,132)

Loss per ordinary share (basic and diluted)	$(0.00)			$(0.00)
Weighted average ordinary shares (basic and diluted)	2,516,280,709			2,516,280,709

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

(in U.S. Dollars)

	Three Months Ended June 30, 2020
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Operating Expenses:
Research and development expenses	$3,020,432	$-	$-	$3,020,432
General and administrative expenses	2,891,177	-	-	2,891,177
Total Operating Expenses	5,911,609	-	-	5,911,609
Loss from Operations	(5,911,609)	-	-	(5,911,609)

Other Income (Expenses):
Interest income	1,152	-	-	1,152
Changes in fair value of option liabilities - (loss)	(2,432,449)	876,840	-	(1,555,609)
Foreign currency exchange gains	27,992	-	-	27,992
Other expenses	(1,741)	-	-	(1,741)
Total Other Income (Expenses)	(2,405,046)	876,840	-	(1,528,206)

Net Loss	(8,316,655)	876,840	-	(7,439,815)

Other Comprehensive Income:
Foreign Currency Translation Adjustment	(46,037)	-	-	(46,037)

Comprehensive Loss	$(8,362,692)	$876,840	$-	$(7,485,852)

Loss per ordinary share (basic and diluted)	$(0.00)			$(0.00)

Weighted average ordinary shares (basic and diluted)	3,002,482,637			3,002,482,637

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

(in U.S. Dollars)

	Six Months Ended June 30, 2020
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Operating Expenses:
Research and development expenses	$5,752,597	$-	$-	$5,752,597
General and administrative expenses	5,085,986	-	-	5,085,986
Total Operating Expenses	10,838,583	-	-	10,838,583
Loss from Operations	(10,838,583)	-	-	(10,838,583)

Other Income (Expenses):
Interest income	2,162	-	-	2,162
Changes in fair value of option liabilities - (loss)	(1,122,648)	516,495	-	(606,153)
Foreign currency exchange gains	261,396	-	-	261,396
Other expenses	(4,044)	-	-	(4,044)
Total Other Income (Expenses)	(863,134)	516,495	-	(346,639)

Net Loss	(11,701,717)	516,495	-	(11,185,222)

Other Comprehensive Income:
Foreign Currency Translation Adjustment	(268,762)	-	-	(268,762)

Comprehensive Loss	$(11,970,479)	$516,495	$-	$(11,453,984)

Loss per ordinary share (basic and diluted)	$(0.00)			$(0.00)
Weighted average ordinary shares (basic and diluted)	2,759,381,673			2,759,381,673

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - UNAUDITED

(in U.S. Dollars)

	Three Months Ended September 30, 2020
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Operating Expenses:
Research and development expenses	$(1,592,531)	$-	$-	$(1,592,531)
General and administrative expenses	1,839,414	-	-	1,839,414
Total Operating Expenses	246,883	-	-	246,883
Loss from Operations	(246,883)	-	-	(246,883)

Other Income (Expenses):
Interest income	6,132	-	-	6,132
Changes in fair value of option liabilities - gain	1,532,027	(528,506)	-	1,003,521
Foreign currency exchange gains	156,360	-	-	156,360
Other expenses	(5,676)	-	-	(5,676)
Total Other Income (Expenses)	1,688,843	(528,506)	-	1,160,337

Net Income / (Loss)	1,441,960	(528,506)	-	913,454

Other Comprehensive Income:
Foreign Currency Translation Adjustment	(3,676)	-	-	(3,676)

Comprehensive Income / (Loss)	$1,438,284	$(528,506)	$-	$909,778

Loss per ordinary share (basic and diluted)	$0.00			$0.00
Weighted average ordinary shares (basic and diluted)	3,386,573,113			3,386,573,113

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in U.S. Dollars)

	Nine Months Ended September 30, 2020
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Operating Expenses:
Research and development expenses	$4,160,066	$-	$-	$4,160,066
General and administrative expenses	6,925,400	-	-	6,925,400
Total Operating Expenses	11,085,466	-	-	11,085,466
Loss from Operations	(11,085,466)	-	-	(11,085,466)

Other Income (Expenses):
Interest income	8,294	-	-	8,294
Changes in fair value of option liabilities - gain	409,379	(12,011)	-	397,368
Foreign currency exchange gains	417,756	-	-	417,756
Other expenses	(9,720)	-	-	(9,720)
Total Other Income (Expenses)	825,709	(12,011)	-	813,698

Net Loss	(10,259,757)	(12,011)	-	(10,271,768)

Other Comprehensive Income:
Foreign Currency Translation Adjustment	(272,438)	-	-	(272,438)

Comprehensive Loss	$(10,532,195)	$(12,011)	$-	$(10,544,206)

Loss per ordinary share (basic and diluted)	$(0.00)			$(0.00)
Weighted average ordinary shares (basic and diluted)	3,336,002,895			3,336,002,895

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

(in U.S. Dollars)

	Three Months Ended March 31, 2019
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustment	Restated
Operating Expenses:
Research and development income	$(2,318,360)	$-	$-	$(2,318,360)
General and administrative expenses	2,306,398	-	-	2,306,398
Total Operating Expenses	(11,962)	-	-	(11,962)
Gain from Operations	11,962	-	-	11,962

Other Income (Expenses):		-	-
Interest income	1,286	-	-	1,286
Changes in fair value of option liabilities - (loss)	(2,358,772)	2,358,772	-	-
Foreign currency exchange losses	(195,635)	-	-	(195,635)
Other expenses	(4,124)	-	-	(4,124)
Total Other Income (Expenses)	(2,557,245)	2,358,772	-	(198,473)

Net Loss	(2,545,283)	2,358,772	-	(186,511)

Other Comprehensive Income:
Foreign Currency Translation Adjustment	107,168	-	-	107,168
		-	-
Comprehensive Loss	$(2,438,115)	$2,358,772	$-	$(79,343)

Loss per ordinary share (basic and diluted)	$(0.00)			$(0.00)
Weighted average ordinary shares (basic and diluted)	1,580,860,080			1,580,860,080

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

(in U.S. Dollars)

	Three Months Ended June 30, 2019
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Operating Expenses:
Research and development expenses	$3,593,341	$-	$-	$3,593,341
General and administrative expenses	2,438,106	-	-	2,438,106
Total Operating Expenses	6,031,447	-	-	6,031,447
Loss from Operations	(6,031,447)	-	-	(6,031,447)

Other Income (Expenses):
Interest income	449	-	-	449
Changes in fair value of option liabilities - gain	1,830,689	(1,830,689)	-	-
Foreign currency exchange gains	86,438	-	-	86,438
Other expenses	(3,213)	-	-	(3,213)
Total Other Income (Expenses)	1,914,363	(1,830,689)		83,674

Net Loss	(4,117,084)	(1,830,689)	-	(5,947,773)

Other Comprehensive Income:
Foreign Currency Translation Adjustment	(160,116)	-	-	(160,116)

Comprehensive Loss	$(4,277,200)	$(1,830,689)	$-	$(6,107,889)

Loss per ordinary share (basic and diluted)	$(0.00)			$(0.00)
Weighted average ordinary shares (basic and diluted)	1,607,121,984			1,607,121,984

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

(in U.S. Dollars)

	Six Months Ended June 30, 2019
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Operating Expenses:
Research and development expenses	$1,274,981	$-	$-	$1,274,981
General and administrative expenses	4,744,504	-	-	4,744,504
Total Operating Expenses	6,019,485	-	-	6,019,485
Loss from Operations	(6,019,485)	-	-	(6,019,485)

Other Income (Expenses):
Interest income	1,735	-	-	1,735
Changes in fair value of option liabilities - (loss)	(528,083)	528,083		-
Foreign currency exchange losses	(109,198)	-	-	(109,198)
Other expenses	(7,336)	-	-	(7,336)
Total Other Income (Expenses)	(642,882)	528,083	-	(114,799)

Net Loss	(6,662,367)	528,083	-	(6,134,284)

Other Comprehensive Income:
Foreign Currency Translation Adjustment	(52,948)	-	-	(52,948)

Comprehensive Loss	$(6,715,315)	$528,083	$-	$(6,187,232)

Loss per ordinary share (basic and diluted)	$(0.00)			$(0.00)
Weighted average ordinary shares (basic and diluted)	1,594,063,579			1,594,063,579

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

(in U.S. Dollars)

	Three Months Ended September 30, 2019
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Operating Expenses:
Research and development expenses	$1,763,057	$-	$-	$1,763,057
General and administrative expenses	1,354,263	-	-	1,354,263
Total Operating Expenses	3,117,320	-	-	3,117,320
Loss from Operations	(3,117,320)	-	-	(3,117,320)

Other Income (Expenses):
Interest income	2,057			2,057
Changes in fair value of option liabilities - gain	515,489	(316,541)	-	198,948
Foreign currency exchange gains	37,209	-	-	37,209
Other expenses	(2,788)	-	-	(2,788)
Total Other Income (Expenses)	551,967	(316,541)		235,426

Net Loss	(2,565,353)	(316,541)	-	(2,881,894)

Other Comprehensive Income:
Foreign Currency Translation Adjustment	3,281	-	-	3,281

Comprehensive Loss	$(2,562,072)	$(316,541)	$-	$(2,878,613)

Loss per ordinary share (basic and diluted)	$(0.00)			$(0.00)
Weighted average ordinary shares (basic and diluted)	1,971,025,222			1,971,025,222

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

(in U.S. Dollars)

	Nine Months Ended September 30, 2019
	As Previously	RPC	Other		As
	Reported	Adjustment	Adjustments		Restated
Operating Expenses:
Research and development expenses	$3,038,038	$-		$-	$3,038,038
General and administrative expenses	6,098,767	-		-	6,098,767
Total Operating Expenses	9,136,805	-		-	9,136,805
Loss from Operations	(9,136,805)	-	-	-	(9,136,805)

Other Income (Expenses):
Interest income	3,792	-		-	3,792
Changes in fair value of option liabilities – (loss) gain	(12,594)	211,542		-	198,948
Foreign currency exchange losses	(71,989)				(71,989)
Other expenses	(10,124)	-		-	(10,124)
Total Other Income (Expenses)	(90,915)	211,542		-	120,627

Net Loss	(9,227,720)	211,542		-	(9,016,178)

Other Comprehensive Income:
Foreign Currency Translation Adjustment	(49,667)	-		-	(49,667)
		-		-
Comprehensive Loss	$(9,277,387)	$211,542		$-	$(9,065,845)

Loss per ordinary share (basic and diluted)	$(0.01)				$(0.01)
Weighted average ordinary shares (basic and diluted)	1,721,098,272				1,721,098,272

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

(in U.S. Dollars)

	Three Months Ended March 31, 2020
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Cash Flows from Operating Activities:
Net loss	$(3,385,062)	$(360,345)	$-	$(3,745,407)
Adjustments to reconcile net loss to net cash used in operating activities:		-	-
Depreciation and amortization	3,877	-	-	3,877
Stock-based compensation	100,504	-	-	100,504
Changes in fair value of the liability for options and warrants	(1,309,801)	360,345	-	(949,456)
Foreign currency exchange (gains) loss	(171,806)	-	-	(171,806)
Changes in operating assets and liabilities:
(Increase) in assets:
Prepaid expenses and other current assets	(1,115,329)	-	-	(1,115,329)
(Decrease) in liabilities:
Accounts payable and accrued expenses	(1,862,039)	-	-	(1,862,039)

Total adjustments	(4,354,594)	360,345	-	(3,994,249)
Net Cash Used in Operating Activities	(7,739,656)	-		(7,739,656)
Cash Flows from Financing Activities:
Net proceeds from issuance of shares	7,095,368	-	-	7,095,368
Proceeds from issuance of warrants	2,782,620	-	-	2,782,620
Net Cash Provided by Financing Activities	9,877,988	-		9,877,988

Effect of Exchange Rates on Cash	(47,843)	-	-	(47,843)

Net Increase in Cash	2,090,489	-	-	2,090,489
Cash, beginning of period	5,731,691	-	-	5,731,691
Cash, end of period	$7,822,180	$-	$-	$7,822,180

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

(in U.S. Dollars)

	Six Months Ended June 30, 2020
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustment	Restated
Cash Flows from Operating Activities:
Net loss	$(11,701,717)	$516,495	$-	$(11,185,222)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,921	-	-	6,921
Stock-based compensation	163,834	-	-	163,834
Financing Expense	900,000	-	-	900,000
Changes in fair value of the liability for options and warrants	1,122,648	(516,495)	-	606,153
Foreign currency exchange (gains) loss	(210,896)	-	-	(210,896)
Changes in operating assets and liabilities:
(Increase) in assets:
Prepaid expenses and other current assets	(966,222)	-	-	(966,222)
(Decrease) in liabilities:		-	-
Accounts payable and accrued expenses	(1,327,686)	-	-	(1,327,686)

Total adjustments	(311,401)	(516,495)	-	(827,896)
Net Cash Used in Operating Activities	(12,013,118)	-	-	(12,013,118)

Cash Flows from Financing Activities:
Net proceeds from issuance of shares	19,053,960	-	-	19,053,960
Proceeds from issuance of warrants	27,500	-	-	27,500
Net Cash Provided by Financing Activities	19,081,460	-	-	19,081,460

Effect of Exchange Rates on Cash	(53,767)	-	-	(53,767)

Net Increase in Cash	7,014,575	-	-	7,014,575
Cash, beginning of period	5,731,691	-	-	5,731,691
Cash, end of period	$12,746,266	$-	$-	$12,746,266

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

(in U.S. Dollars)

	Nine Months Ended September 30, 2020
	As Previously	RPC	Other	As
	Reported	Adjustments	Adjustments	Restated
Cash Flows from Operating Activities:
Net loss	$(10,259,757)	$(12,011)	$-	$(10,271,768)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,907	-	-	7,907
Stock-based compensation	244,941	-	-	244,941
Financing Expense	900,000	-	-	900,000
Changes in fair value of the liability for options and warrants	(409,379)	12,011	-	(397,368)
Foreign currency exchange (gains) loss	(488,532)	-	-	(488,532)
Changes in operating assets and liabilities:				-
(Increase) in assets:				-
Prepaid expenses and other current assets	(635,758)	-	-	(635,758)
(Decrease) in liabilities:				-
Accounts payable and accrued expenses	(2,076,709)	-	-	(2,076,709)

Total adjustments	(2,457,530)	12,011	-	(2,445,519)
Net Cash Used in Operating Activities	(12,717,287)	-	-	(12,717,287)

Cash Flows from Financing Activities:
Net proceeds from issuance of shares	19,053,960	-	-	19,053,960
Proceeds from issuance of warrants	27,500	-	-	27,500
Net Cash Provided by Financing Activities	19,081,460	-		19,081,460

Effect of Exchange Rates on Cash	221,934	-	-	221,934

Net Increase in Cash	6,586,107	-	-	6,586,107
Cash, beginning of period	5,731,691	-	-	5,731,691
Cash, end of period	$12,317,798	$-	$-	$12,317,798

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

(in U.S. Dollars)

	Three Months Ended March 31, 2019
	As Previously	RPC	Other	As
	Reported	Adjustment	Adjustments	Restated
Cash Flows from Operating Activities:
Net loss	$(2,545,283)	$2,358,772	$-	$(186,511)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,566	-	-	5,566
Stock-based compensation	394,439	-	-	394,439
Changes in fair value of the liability for options and warrants	2,358,772	(2,358,772)	-	-
Foreign currency exchange (gains) loss	166,593	-	-	166,593
Changes in operating assets and liabilities:
(Increase) in assets:
Prepaid expenses and other current assets	(464,696)	-	-	(464,696)
Increase in liabilities:
Accounts payable and accrued expenses	313,553	-	-	313,553

Total adjustments	2,774,227	(2,358,772)	-	415,455
Net Cash Used in Operating Activities	228,944	-	-	228,944

Cash Flows from Financing Activities:
Net proceeds from issuance of shares	157,743	-	-	157,743

Net Cash Provided by Financing Activities	157,743	-	-	157,743

Effect of Exchange Rates on Cash	(61,175)	-	-	(61,175)

Net Increase in Cash and Restricted Cash	325,512	-	-	325,512
Cash and Restricted cash, beginning of period	5,967,967	-	-	5,967,967
Cash and Restricted cash, end of period	$6,293,479	$-	$-	$6,293,479

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

(in U.S. Dollars)

	Six Months Ended June 30, 2019
	As Previously	RPC	Other	As
	Reported	Adjustments	Adjustments	Restated
Cash Flows from Operating Activities:
Net loss	$(6,662,367)	$528,083	$-	$(6,134,284)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,266	-	-	10,266
Stock-based compensation	804,061	-	-	804,061
Changes in fair value of the liability for options and warrants	528,083	(528,083)	-	-
Foreign currency exchange (gains) loss	91,905	-	-	91,905
Changes in operating assets and liabilities:
(Increase) in assets:
Prepaid expenses and other current assets	(324,111)	-	-	(324,111)
Increase in liabilities:
Accounts payable and accrued expenses	1,008,598	-	-	1,008,598

Total adjustments	2,118,802	(528,083)	-	1,590,719
Net Cash Used in Operating Activities	(4,543,565)	-	-	(4,543,565)

Cash Flows from Financing Activities:
Net proceeds from issuance of shares	1,473,828		-	1,473,828

Net Cash Provided by Financing Activities	1,473,828	-	-	1,473,828

Effect of Exchange Rates on Cash	(144,203)	-	-	(144,203)

Net (Decrease) in Cash	(3,213,940)	-	-	(3,213,940)
Cash, beginning of period	5,967,967	-	-	5,967,967
Cash, end of period	$2,754,027	$-	$-	$2,754,027

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

(in U.S. Dollars)

	Nine Months Ended September 30, 2019
	As Previously	RPC	Other	As
	Reported	Adjustments	Adjustments	Restated
Cash Flows from Operating Activities:
Net loss	$(9,227,720)	$211,542	$-	$(9,016,178)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	14,892	-	-	14,892
Stock-based compensation	941,446	-	-	941,446
Changes in fair value of the liability for options and warrants	12,594	(211,542)	-	(198,948)
Foreign currency exchange (gains) loss	67,922			67,922
Changes in operating assets and liabilities:				-
(Increase) decrease in assets:
Tax credit receivable	(2,902,987)	-	-	(2,902,987)
Prepaid expenses and other current assets	364,594	-	-	364,594
Increase in liabilities:
Accounts payable and accrued expenses	1,275,245	-	-	1,275,245

Total adjustments	(226,294)	(211,542)	-	(437,836)
Net Cash Used in Operating Activities	(9,454,014)	-		(9,454,014)

Cash Flows from Financing Activities:
Net proceeds from issuance of shares	9,871,886	-	-	9,871,886

Net Cash Provided by Financing Activities	9,871,886	-	-	9,871,886

Effect of Exchange Rates on Cash	(117,172)	-	-	(117,172)

Net Increase in Cash	300,700	-	-	300,700
Cash, beginning of period	5,967,967	-	-	5,967,967
Cash, end of period	$6,268,667	$-	$-	$6,268,667

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

NOTE 4 – Fair Value Measurements

Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The carrying amounts of cash, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair value due to the short-term maturity of such instruments.

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

Warrants –

2019 Registered Direct Offering - On July 3, 2019, the Company sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, the Company’s Chairman, an aggregate of 2,368,392 ADSs in a registered direct offering at $1.90 per ADS, resulting in gross proceeds of approximately $4.5 million (the “2019 Registered Direct Offering”). The Company also entered into a letter agreement with Paulson Investment Company, LLC (the “Placement Agent”) to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in the 2019 Registered Direct Offering, the Company issued to the investors unregistered warrants to purchase an aggregate of 1,184,213 ADSs in a private placement (“2019 Investor Warrants”). The 2019 Investor Warrants are immediately exercisable and will expire five years from issuance at an exercise price of $3.00 per ADS, subject to adjustment as set forth therein. Subject to certain conditions, the Company has the option to “call” the exercise of the warrants from time to time after any 10-consecutive trading day period during which the daily volume weighted average price of the ADSs exceeds $4.50. The Company paid to the Placement Agent an aggregate of $337,496 in placement agent fees and expenses and issued unregistered warrants to the Placement Agent to purchase an aggregate of 177,629 ADS (“2019 Placement Warrants”) on the same terms as the 2019 Investor Warrants, except that the 2019 Placement Warrants are exercisable at $2.85 per ADS and expire on June 28, 2024. Both the 2019 Investor Warrants and the 2019 Placement Warrants (together the “2019 Warrants”) may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., $0.0001) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of 2019 Warrants issued in connection with this registered direct offering amounted to 1,361,842, all of which were outstanding as of December 31, 2020.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

2020 Private Placements - On February 13, 2020, February 19, 2020, February 20, 2020 and February 28, 2020, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million (the “2020 Private Placements”). The Company also entered into a letter agreement with Paulson Investment Company, LLC to serve as the placement agent for the Company in connection with this offering. In connection with the offering, on February 21, 2020 and March 3, 2020, the Company issued to the investors unregistered warrants to purchase a total of 2,810,136 ADSs at $2.20 per ADS (“2020 Investor Warrants”). On March 3, 2020, the Company also issued 449,623 ADSs to the Placement Agent at $2.55 per ADS (“2020 Placement Warrants”). The 2020 Investor warrants and the 2020 Placement Warrants (together the “2020 Warrants”) will expire five years from issuance and are immediately exercisable, subject to adjustment as set forth therein. The Company paid to the Placement Agent an aggregate of $808,362 in placement agent fees and expenses. The 2020 Warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., $0.0001) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of the 2020 Warrants issued in connection with the 2020 Private Placements amounted to 3,259,759. 3,247,259 of these warrants were outstanding as of December 31, 2020.

The costs directly attributable to realizing proceeds of issuing ADSs such as placement agent fees, commissions, legal and accounting fees pertaining to the financing and other external, incremental fees and expenses paid to advisors are recognized on a proportional basis as (1) a component of General and administrative expenses in the Consolidated Statements of Operations, relative to the grant date fair value of the warrant liability as a portion of the total value of the equity raise, and (2) in the Shareholders’ Equity in the Consolidated Balance Sheets in accordance with ASC 835-30-45-3, relative to the gross cash proceeds of the private placement as a portion of the total value of the equity raise at the time of the equity raise. The total value of the equity raises equal the sum of the grant date fair values of the warrant liability and the gross cash proceeds of the 2019 Registered Direct Offering and the 2020 Private Placements, respectively.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

NOTE 4 – Fair Value Measurements (cont.)

The Company has determined that at the time of their issuance, the 2019 Warrants and the 2020 Warrants (together the “Warrants”) represent freestanding financial instruments whose foreign currency considerations pursuant to cash and cashless exercise require liability classification and should be recorded as liability-classified awards in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. In accordance with ASC 820, the Company measured its Warrants at grant date fair value. The fair value related to warrants are classified within the Level 3 value hierarchy because it is based on external valuation models whose inputs include market interest rates, required return on capital, and standard deviation. Unobservable inputs used in these models are significant. The Warrants were measured at their grant date fair value and subsequently remeasured at each reporting period with changes being recorded as a component of other income in the Consolidated Statements of Comprehensive Income (Loss). The total grant date fair value of the 2019 Warrants was $1,213,816 and of the 2020 Warrants was $2,749,369 and they were initially recognized within Current Liabilities in the Consolidated Balance Sheets. The change in fair value of liability related to Warrants from period to period, which represents a gain (loss), was recognized as changes in fair value of warrant liabilities – gain (loss) in the Consolidated Statements of Comprehensive Income (Loss). On December 8, 2020, the Company held a general meeting (“2020 General Meeting”) and changed the currency of its ordinary shares from pounds sterling to US dollars (“2020 Redenomination”). As a consequence of the 2020 Redenomination, the Company is required to reassess, whether its financial instruments or other contracts that previously required derivative accounting within the scope of ASC 815 Financial Instruments either (a) no longer meet the definition of a derivative or (b) meet a scope exception to the derivative guidance due to a change in facts and circumstances. The Company concluded that due to the 2020 Redenomination, the Warrants now meet the requirements for classification as equity under ASC 815-40-25 as of December 8, 2020, the date of the 2020 General Meeting. The Company updated the carrying amount of the warrant liability to its fair value on December 8, 2020, with any changes recorded in the Consolidated Statements of Comprehensive Loss and then reclassed the warrant liability balance to additional paid in capital within Shareholders’ Equity.

At December 8, 2020, the fair value of the 2019 Warrants was $882,237 and of the 2020 Warrants $2,317,316, totaling $3,199,553. At December 31, 2019, the fair value of the 2019 Warrants was $l,014,868. The change in fair value of the 2019 Warrants from January 1, 2020 to December 8, 2020 was a decrease of $132,632 and of the outstanding 2020 Warrants for the same period was a decrease of $432,053. In addition, upon exercise of 12,500 of the 2020 Investor Warrant ADSs, we reclassified $7,874 of the related warrant liability to shareholders’ equity.

Below are the assumptions used for the fair value calculations of the 2019 Warrants as of:

	December 31, 2019	December 8, 2020
Standard deviation	110.00%	95.00%
Annual risk-free interest rate	1.66%	0.25%
Required return on equity	19.90%	19.30%
Expected life in years	4.50	3.55
Annual turnover rate	0.00%	0.00%
Period risk-free rate	0.08%	0.08%

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

Below are the assumptions used for the fair value calculations of the 2020 Warrants as of:

	February 21, 2020	March 3, 2020	December 8, 2020
Standard deviation	110.00%	110.00%	95.00%
Annual risk-free interest rate	1.3%	0.77%	0.31-0.32%
Required return on equity	19.90%	19.90%	19.30%
Expected life in years	5.00	5.00	4.21-4.24
Annual turnover rate	0.00%	0.00%	0.00%
Period risk-free rate	0.08%	0.08%	0.08%

The Company had no financial assets that require fair value measurement on a recurring basis. The Company’s financial liabilities measured at fair value on a recurring basis, consisted of the following instruments as of the following dates:

	December 8, 2020	December 31, 2019
		As Restated
Warrants	$3,199,553	$1,014,868
Total	$3,199,553	$1,014,868

Fair value measurements using significant unobservable inputs (Level 3):

Fair value of liabilities related to warrants
Balance at December 31, 2018 – As Restated	$-

Issuance of 2019 Warrants	1,213,816

Change in fair value of liabilities related to warrants – As Restated	(198,948)

Balance at December 31, 2019 – As Restated	$1,014,868

Issuance of 2020 Paulson Warrants	2,749,369

Reclassification of warrant liability to shareholders’ equity upon exercise of 12,500 warrant ADSs	(7,874)

Change in fair value of liabilities related to warrants	(556,810)

Balance at December 8, 2020	3,199,553

Reclassification to Additional-Paid-In Capital (in) Shareholders’ Equity	(3,199,553)
Balance at December 31, 2020	$-

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

NOTE 5 – Shareholders’ Equity

2020 Purchase Agreement and Registration Rights Agreement with Aspire Capital –

On June 30, 2020, the Company entered into a Purchase Agreement (“2020 Purchase Agreement”) with Aspire Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of the Company’s ADS, with each ADS representing one hundred (100) ordinary shares, during a 30-month period beginning on the effective date of a registration statement related to the transaction. Concurrently with entering into the 2020 Purchase Agreement, the Company also entered into a registration rights agreement with Aspire Capital, in which the Company agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act of 1933, as amended (the “Securities Act”), the sale of the Company’s securities that have been and may be issued to Aspire Capital under the 2020 Purchase Agreement.

Under the 2020 Purchase Agreement, after the SEC declared effective the registration statement referred to above (which occurred in July 2020), on any trading day selected by the Company, the Company has the right, in its sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”), directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $30.0 million of the Company’s ADSs in the aggregate at a per share price (the “Purchase Price”) equal to the lesser of:

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

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

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

The 2020 Purchase Agreement provides that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of the Company’s ADSs is less than $0.25. Additionally, governing law in the United Kingdom, where the Company is incorporated, requires a minimum payment per ADS to be issued pursuant to a purchase notice equal to the nominal value of an ADS (i.e., $0.0001). There are no trading volume requirements or restrictions under the Purchase Agreement, and the Company will control the timing and amount of sales of the Company’s ADSs to Aspire Capital. Aspire Capital has no right to require any sales by the Company, but is obligated to make purchases from the Company as directed by the Company in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement.

In accordance with ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, since the ultimate floor price, which is effectively the nominal value of the ADS which was denominated in GBP at the time of entering into the 2018 Purchase agreement as well as the 2020 Purchase Agreement (together “the Purchase Agreements”) prior to the 2020 Redenomination, the number of shares issuable under the contract was impacted by foreign currency, therefore ASC 815-40-15-7I precluded the Purchase Agreements from being indexed to the Company’s own stock. The Company determined that the right to sell shares to Aspire Capital under the Purchase Agreements represents a freestanding put option that met the criteria of a derivative pursuant to ASC 815 Derivatives and Hedging. Since the purchase price per share pursuant to the Purchase Agreements is at the market, the Company concluded that the put option has a fair value of zero, and therefore no additional accounting related to the put option was required.

In consideration for entering into the 2020 Purchase Agreement, the Company agreed to issue to Aspire Capital 40,760,900 ordinary shares of the Company (the “2020 Commitment Shares”) which had a fair value of approximately $900,000. Since the Company has determined that the 2020 Purchase Agreement was considered a freestanding put option derivative in accordance with ASC 815 Derivatives and Hedging when entering into the agreement, the Company recorded the value of the 2020 Commitment Shares in General and administrative expenses in the Consolidated Statements of Comprehensive Loss. The 2020 Purchase Agreement may be terminated by the Company at any time, at its discretion, without any cost to the Company. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of the Company’s securities during any time prior to the termination of the 2020 Purchase Agreement. Any proceeds the Company receives under the 2020 Purchase Agreement are expected to be used for working capital and general corporate purposes.

During the twelve months ended December 31, 2020, the Company sold to Aspire Capital 460,758,800 ordinary shares of the Company for gross proceeds of approximately $6,000,000. As of December 31, 2020, $24 million of the original purchase commitment of $30 million remains available under the facility.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

2020 Private Placements –

On February 13, 2020, February 19, 2020, February 20, 2020 and February 28, 2020, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million. The Company also entered into a letter agreement with Paulson Investment Company to serve as the placement agent for the Company in connection with this offering. In connection with the offering, the Company issued to the investors unregistered warrants to purchase 2,810,136 ADSs at $2.20 per ADS and 449,623 ADSs to the Placement Agent at $2.55 per ADS (See Note 4).

2019 Registered Direct Offering –

On July 3, 2019, the Company sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, the Company’s Chairman, an aggregate of 2,368,392 ADSs in a registered direct offering at $1.90 per ADS, resulting in gross proceeds of approximately $4.5 million. The Company also entered into a letter agreement with the Paulson Investment Company to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in the 2019 Registered Direct Offering, the Company issued unregistered warrants to investors and the Placement Agent to purchase an aggregate of 1,361,842 ADSs in a private placement at $3.00 per ADS and $2.85 per ADS respectively (See Note 4).

		Balance	Warrants	Warrants	Balance
	Exercise	December 31,	Issued	Exercised	December 31,
Description	Price	2019	in 2020	in 2020	2020
2019 Investor Warrants	$3.00	1,184,213	-	-	1,184,213
2019 Placement Warrants	$2.85	177,629	-	-	177,629
2020 Investor Warrants	$2.20	-	2,810,136	(12,500)	2,797,636
2020 Placement Warrants	$2.55	-	449,623	-	449,623
		1,361,842	3,259,759	(12,500)	4,609,101

2018 Purchase Agreement and Registration Rights Agreement with Aspire Capital –

On September 26, 2018, the Company entered into a Purchase Agreement (“2018 Purchase Agreement”) with Aspire Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of the Company’s ADS, with each ADS representing one hundred (100) ordinary shares, during a 30-month period beginning on the effective date of a registration statement related to the 2018 Purchase Agreement. Concurrently with entering into the 2018 Purchase Agreement, the Company also entered into a registration rights agreement with Aspire Capital, in which the Company agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act, the sale of the Company’s securities that have been and may be issued to Aspire Capital under the 2018 Purchase Agreement.

Under the 2018 Purchase Agreement, after the SEC declared effective the registration statement referred to above (which occurred in March 2019), on any trading day selected by the Company, the Company has the right, in its sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”), directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $20.0 million of the Company’s ADSs in the aggregate at a per share price (the “Purchase Price”) equal to the lesser of:

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

The Purchase Agreement provides that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of the Company’s ADSs is less than $0.25. There are no trading volume requirements or restrictions under the Purchase Agreement, and the Company will control the timing and amount of sales of the Company’s ADSs to Aspire Capital. Aspire Capital has no right to require any sales by the Company, but is obligated to make purchases from the Company as directed by the Company in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement.

In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, the Company issued to Aspire Capital 30,000,000 ordinary shares of the Company (the “2018 Commitment Shares”) and sold to Aspire Capital 25,000,000 ordinary shares (the “2018 Initial Shares”) for gross proceeds of $500,000. The Company recorded the value of the Commitment shares as general and administrative expenses in its Consolidated Statements of Comprehensive Loss. The 2018 Purchase Agreement may be terminated by the Company at any time, at its discretion, without any cost to the Company. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of the Company’s securities during any time prior to the termination of the 2018 Purchase Agreement. Any proceeds the Company receives under the 2018 Purchase Agreement are expected to be used for working capital and general corporate purposes.

In addition to the issuance of the 2018 Commitment Shares and 2018 Initial Shares for gross proceeds of $500,000 in September 2018, during the twelve months ended December 31, 2020, the Company sold to Aspire Capital 536,666,700 ordinary shares of the Company for gross proceeds of $10,360,254. On June 30, 2020, we terminated the 2018 Purchase Agreement in connection with the entry of the 2020 Purchase Agreement.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

Share option plan –

In accordance with the Company’s 2014 Equity Incentive Plan (the “Plan”), the number of shares that may be issued upon exercise of options under the Plan shall not exceed 344,747,462 ordinary shares. At December 31, 2020, 232,098,427 ordinary shares are available for future issuance under the Plan. The option plan is administered by the Company’s Board of Directors and grants are made pursuant thereto by the compensation committee. The per share exercise price for the shares to be issued pursuant to the exercise of an option shall be such price equal to the fair market value of the Company’s ordinary shares on the grant date and set forth in the individual option agreement. Options expire ten years after the grant date and typically vest over one to four years.

The following is a summary of the Company’s share option activity and related information for employees and directors for the years ended December 31, 2020, 2019 and 2018:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Options outstanding as of January 1, 2018	90,061,998	$0.15			$266,011
Changes during the period:
Granted	41,150,000	$0.02	$0.01
Forfeited	(37,115,000)	$0.07	$0.05
Options outstanding at December 31, 2018	94,096,998	$0.12		8.4	$-
Changes during the period:
Granted	7,800,000	$0.02	$0.01
Forfeited	(7,547,963)	$0.23	$0.14
Options outstanding at December 31, 2019	94,349,035	$0.10		7.6	$-
Changes during the period:
Granted	20,800,000	$0.02	$0.01		6,440
Forfeited	(2,500,000)	$0.02	$0.02
Options outstanding at December 31, 2020	112,649,035	$0.09		7.1	$9,550
Exercisable options at December 31, 2020	77,667,785	$0.12		6.4	$1,950

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

The Company measures compensation cost for all share-based awards at fair value on the date of grant and recognizes compensation expense in general administrative and research and development expenses within its Consolidated Statements of Comprehensive Income (Loss) using the straight-line method over the service period over which it expects the awards to vest.

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

The Company classifies its stock-based payments which are settled in ordinary shares as equity-classified awards.

The Company measures equity-classified awards at their grant date fair value and does not subsequently re-measure them. Compensation costs related to equity-classified awards generally are equal to the grant date fair value of the award amortized over the vesting period of the award.

Below are the assumptions used for the options granted during the years ended December 31, 2020, 2019 and 2018:

		December 31,
	2020	2019	2018
Expected dividend yield	0%	0%	0%
Expected volatility	83.88-86.85%	75.40%	70.52%-82.23%
Risk-free interest	0.38%-0.49%	1.76%	2.49%-3.13%
Expected life	5.5-6.25 years	5.5 years	5.5-6.25 years

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

The following is a summary of the Company’s share options granted separated into ranges of exercise price:

Exercise price (range) ($)	Options outstanding at December 31, 2020	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Options exercisable at December 31, 2020	Remaining contractual life for exercisable options (years)	Weighted average exercise price for exercisable options ($)
0.02-0.05	77,600,000	8.03	0.02	42,712,500	7.60	0.03
0.12-0.19	18,334,629	5.30	0.15	18,240,879	5.30	0.15
0.32	16,714,406	4.73	0.32	16,714,406	4.73	0.32
	112,649,035			77,667,785

During the years ended December 31, 2020, 2019 and 2018, the Company recorded approximately $325,523, $1,047,387 and $1,649,044, respectively, in stock-based compensation expenses for employees and directors. At December 31, 2020, there was approximately $394,000 of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s share option plans which the Company expects to recognize over 1.9 years.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

NOTE 6 – Related Party Transactions

Office Lease - The Company leases its offices in London from The Doctors Laboratory (“TDL”) and has incurred expenses of approximately $133,000, $134,000 and $139,000 plus VAT during the year ended December 31, 2020, respectively (see Note 7 – Lease Commitment). David Byrne, a non-employee director of the Company, is the Chief Executive Officer of TDL and Dr. Ray Prudo, the Company’s Executive Chairman, is also Non-Executive Chairman of the Board of Directors of TDL.

Laboratory Testing Services - The Company has received laboratory testing services for its clinical trials provided by TDL and has incurred expenses of approximately $234,000, $186,000 and $8,000 plus VAT during the year ended December 31, 2020, 2019 and 2018, respectively. The Company recorded payable balances to TDL of approximately $100,000, $119,000, and $49,000 plus VAT as of December 31, 2020, 2019 and 2018, respectively.

Consulting - A non-employee director of the Company began providing business development consulting services in January 2018. The Company has incurred expenses of approximately $100,000, $100,000 and $84,000 during the year ended December 31, 2020, 2019 and 2018, respectively, relating to these consulting services.

NOTE 7 – Commitments and Contingencies

Loss contingencies - On April 13, 2021, the Staff of the SEC notified Akari that the Staff had concluded the investigation by the SEC with respect to the Edison Report and the Company’s Phase II clinical trial of nomacopan (formerly known as Coversin) as described below and that, based on the information the Staff has to date, the Staff does not intend to recommend an enforcement action by the Commission against Akari.

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

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

By order dated September 7, 2017, the court appointed lead plaintiffs for the class and lead plaintiffs’ counsel. On November 6, 2017, lead plaintiffs filed a consolidated amended complaint (the “CAC”). While the CAC contains similar substantive allegations to the initial complaints, it adds two additional defendants, Dr. Ray Prudo and Edison Investment Research Ltd., and the purported class period was changed to April 24, 2017 through May 30, 2017. On January 10, 2018, at a hearing regarding the defendants’ impending motions to dismiss the CAC, the Court gave plaintiffs permission to file a second consolidated amended complaint (the “SCAC”) and established a briefing schedule for defendants’ motions to dismiss the SCAC.  Pursuant to that schedule, plaintiffs’ SCAC was filed on January 31, 2018. All briefing on the motions to dismiss was completed on April 20, 2018.

On May 9, 2018, the parties engaged in a mediation session and came to an agreement in principle to settle the dispute. On June 8, 2018, the parties entered into a memorandum of understanding. A memorandum of understanding is not a definitive settlement agreement, which must be approved by the Court. By the terms of the memorandum, the parties agreed in principle to a total payment of $2.7 million in cash.  The Company recorded the $2.7 million SCAC litigation settlement loss in the Consolidated Statements of Comprehensive Loss in the year ended December 31, 2017, which is the period in which the lawsuits were originally filed. The $2.7 million SCAC settlement liability was recorded as a loss contingency in accrued expenses in the Company’s Consolidated Balance Sheets as of December 31, 2017. On July 26, 2018, plaintiffs filed a notice with the Court voluntarily dismissing Edison from the action. On August 3, 2018, the remaining parties executed and filed a stipulation and agreement of settlement (the terms of which were consistent with the memorandum of understanding). On August 7, 2018, the Court granted plaintiffs’ motion for preliminary approval of the settlement, and on November 28, 2018, following a hearing with the parties, the court ordered final approval of the settlement.  On August 24, 2018, the Company received a $2.7 million payment from its directors’ and officers’ liability insurance provider, the sum of which was paid to an escrow account for the benefit of the settlement class on August 27, 2018. This was recorded as a gain in the Consolidated Statements of Comprehensive Loss during the third quarter of 2018. Plaintiffs subsequently moved to distribute the settlement funds to the class, and the Court granted plaintiffs’ motion on February 4, 2019.

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

The Company voluntarily reported to the SEC the circumstances leading to the withdrawal of the Edison Report and the outcome of its special committee’s investigation.  In response, the SEC initiated an investigation with respect to the Edison Report and the Company’s Phase II clinical trial of nomacopan (formerly known as Coversin).  On April 13, 2021, the Staff of the SEC notified Akari that the Staff had concluded the investigation as to Akari and that, based on the information the Staff has to date, the Staff does not intend to recommend an enforcement action by the Commission against Akari.

Lease commitment – The Company’s lease agreement for offices in London expired in March 2019. The Company currently leases its offices in London on the same terms of the expired lease except on a month-to-month basis. (See Note 6).

The Company’s lease for offices in New York, New York ended early in December 2018. The Company currently leases office space in New York, New York on a month-to-month basis.

For the year ended December 31, 2020, 2019 and 2018, the Company incurred rental expense in the amount of approximately $173,000, $392,000 and $814,000, respectively.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

NOTE 8 – Loss Per Share

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

The following is the calculation of the basic and diluted weighted average shares outstanding for the years ended December 31, 2020, 2019 and 2018, respectively:

	Years Ended December 31,
	2020	2019	2018
Company posted	Net loss	Net loss	Net loss
Basic weighted average shares outstanding	3,159,037,588	1,830,998,609	1,540,309,840
Dilutive effect of Ordinary Share equivalents	None	None	None
Dilutive weighted average shares outstanding	3,159,037,588	1,830,998,609	1,540,309,840

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

The following table shows the number of share equivalents that were excluded from the computation of diluted loss per share for the respective periods because the effect would have been anti-dilutive:

	Years Ended December 31,
	2020	2019	2018
Total share options	112,649,035	94,349,035	94,096,998
Total warrants-equity classified	460,910,100	136,184,200	-
Total warrants-liability classified	-	-	-
Total share options and warrants	573,559,135	230,533,235	94,096,998

NOTE 9 – Income Taxes

Tax rates:

The Company is incorporated in England. The effective corporate tax rate applying to a company that is incorporated in England on December 31, 2020 is 19%, which is consistent with the rate from December 31, 2019 and 2018.

Tax assessment:

The periods open to inquiry by the United Kingdom (“UK”) tax authorities are 2020, 2019 and 2018. The Company has not been issued final tax assessments since its establishment in Switzerland.

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

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes relating to accumulated net operating losses carried forward due to the uncertainty of the realization of such deferred taxes.

At December 31, 2020 and 2019, there were no known uncertain tax positions. The Company has not identified any tax positions for which it is reasonably possible that a significant change will occur during the next 12 months.

The components of income/(loss) before income taxes are as follows:

		As Restated	As Restated
	December 31, 2020	December 31, 2019	December 31, 2018
Domestic (UK)	$(17,394,075)	$(16,870,699)	$(20,633,055)
Foreign	312,458	24,496	133,596
Loss before income tax	$(17,081,617)	$(16,846,203)	$(20,499,459)

Income taxes relating to the Company’s operations are as follows:

		As Restated	As Restated
	December 31, 2020	December 31, 2019	December 31, 2018
Current income taxes
Domestic (UK)	-	-	-
U.S.	-
Foreign	-	-	-

Deferred income taxes	-	-	-
Domestic (UK)	-	-	-
Foreign	-	-	-
Income tax expense/recovery	-

Income taxes at the UK statutory rate compared to the Company’s income tax expenses as reported are as follows:

		As Restated	As Restated
	December 31, 2020	December 31, 2019	December 31, 2018
Net loss before income tax	$(17,081,617)	$(16,846,203)	$(20,499,459)
Statutory rate	19.00%	19.00%	19.00%
Expected income tax recovery	(3,245,507)	(3,200,779)	(3,894,897)
Impact on income tax expense/recovery from
Change in valuation allowance	4,287,778	3,150,021	(1,322,117)
Permanent differences	81	161,543	-
U.S. state taxes (net of FBOS)	(655,877)	(370,870)	-
Tax rate difference in foreign jurisdictions	(136,343)	(1,960)	2,686,296
Change of tax rate due to U.S. tax reform	-	-	-
Change of tax rate from prior year	-	(63,133)	1,602,112
Deferred tax adjustments	(250,132)	325,178	928,606
Income tax expense	-	-	-

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

The Company’s deferred tax assets and liabilities consist of the following:

		As Restated
	December 31, 2020	December 31, 2019
Deferred tax assets
Stock-based compensation	1,295,841	1,240,284
PP&E and other accrued liabilities	244,638	120,046
Intangibles	1,763,151	1,937,082
Warrant revaluation	-	192,825
Tax loss carry forward	22,913,429	18,439,041
Valuation allowance	(26,217,059)	(21,929,278)
Deferred tax assets/liabilities	-	-

The Company has reviewed its tax positions for its past domestic and foreign tax filings and has not identified any uncertain income tax positions. The Company’s position is to record penalties and interest on any uncertain tax position, if any, and record such items to general and administrative expense.

At December 31, 2020, the Company had approximately $84.7 million of UK operating loss carryforwards to reduce future UK taxable income. These carryforwards do not expire. At December 31, 2020, the Company had approximately $26.4 million of foreign operating loss carryforwards in the US and Switzerland. Carryforwards in the US totaling approximately $1.1 million expire in 2033, $1.3 million expire in 2037, $3.6 million expire in 2038 and $12.7 million do not expire. The carryforwards in Switzerland totaling approximately $1.5 million expire beginning in 2021. In general, an ownership change, as defined by Section 382 of the Internal Revenue Code, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to their history of losses. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards would be subject to an annual limitation under Section 382. Any limitation may result in expiration of a portion of the net operating loss carryforwards before utilization. Further, until a study is completed and any limitation is known, no adjustments have been reflected in the deferred tax asset for net operating loss carryforwards.

Research and development credits:

The Company carries out extensive research and development activities and may benefit from the UK research and development tax relief regime, whereby the Company can receive an enhanced UK tax deduction on its research and development activities. Qualifying expenditures comprise of chemistry and manufacturing consumables, employment costs for research staff, clinical trials management, and other subcontracted research expenditures. Where the Company is loss making for the period it can elect to surrender taxable losses for a refundable tax credit. The losses available to surrender are equal to the lower of the sum of the research and development qualifying expenditure and enhanced tax deduction and the Company’s taxable losses for the period with the tax credit for December 31, 2020 available at a rate of 14.5%. The credit therefore gives a cash flow advantage to Company at a lower rate than would be available if the enhanced losses were carried forward and relieved against future taxable profits.

The Company accounts for research and development tax credits at the time its realization becomes probable (Note 2). Due to the uncertainty of the approval of these tax credit claims and the potential that an election for a tax credit in the form of cash is not made, the Company did not record a receivable for the 2020 tax year at December 31, 2020.

NOTE 10 - Segment Information

The chief operating decision maker (“CODM”) is the Company’s CEO. Neither the CODM nor the Company’s directors receive disaggregated financial information about the locations in which research and development is occurring. Therefore, the Company considers that it has only one reporting segment.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(in U.S. dollars)

The following table presents the Company’s tangible fixed assets by geographic region:

	December 31, 2020	December 31, 2019
United States	$-	$1,823
United Kingdom	-	3,190
Total	$-	$5,013

