Form 20-F
period 2021-12-31
Akari Therapeutics Plc
filed 2022-05-16
CIK 1541157

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Rachelle Jacques

President and Chief Executive Officer

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 4,759,731,923 Ordinary Shares, $0.0001 par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes      ⌧  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes      ⌧  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧  Yes      ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ⌧
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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes       ⌧  No

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

Such risks and uncertainties include, but are not limited to:

●	our needs for additional capital to fund our operations;
●	our ability to continue as a going concern;
●	uncertainties of cash flows and inability to meet working capital needs;
●	an inability or delay in obtaining required marketing authorizations for nomacopan and any other product candidates, which may result in unexpected cost expenditures;
●	our ability to obtain orphan drug designation in additional indications;
●	risks inherent in drug development in general;
●	uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom;
●	difficulties enrolling patients in our clinical trials;
●	our ability to enter into collaborative, licensing, and other commercial relationships and on terms commercially reasonable to us;
●	failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market;
●	inability to develop new product candidates and support existing product candidates;
●	the approval by the FDA, MHRA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market;
●	risks resulting from unforeseen side effects;
●	risk that the market for nomacopan may not be as large as expected;
●	risks related to the COVID-19 pandemic and the Russian invasion of Ukraine;
●	risks associated with our disclosure controls and procedures not been ineffective due to a material weakness;

●	inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation;
●	inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities;
●	the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the Company depends; and
●	unexpected cost increases and pricing pressures.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Relating to Our Financial Position and Our Business

●	We have a history of operating losses and cannot give assurance of future revenues or operating profits; investors may lose their entire investment.
●	Our auditor’s report on our financial statements states that our recurring operating losses, negative cash flows and dependence on additional financial support raises substantial doubt about our ability to continue as a going concern, which may have a detrimental effect on our ability to obtain additional funding.
●	We will require additional capital to fund our operations, and if we are unable to obtain such capital, we will be unable to successfully develop and commercialize any product candidates.

Risks Related to the Clinical Development and Marketing Authorization of Our Product Candidates

●	Our business depends on the success of nomacopan, which is still under development. If we are unable to obtain marketing authorization for or successfully commercialize nomacopan, our business will be materially harmed.
●	If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
●	If clinical trials or marketing authorization processes for nomacopan are prolonged, delayed or suspended, we may be unable to commercialize nomacopan on a timely basis.
●	The efficacy of nomacopan may not be known until advanced stages of testing, after we have incurred significant product development costs which may not be recoverable.
●	Results of earlier preclinical studies or clinical trials may not be predictive of advancement to the next phase of development.
●	The route of administration or dose for nomacopan may be inadequate to obtain marketing authorization or successfully commercialize.
●	Long-term animal toxicity and long-term human safety studies of nomacopan could demonstrate that the administration of nomacopan results in serious adverse events.
●	Chronic dosing of patients with nomacopan could lead to an immune response that causes adverse reactions or impairs the activity of the drug.
●	If nomacopan is not convenient for patients to use, then we might be prevented from successful commercialization.
●	Because nomacopan has not yet received marketing authorization, it is difficult to predict the time and cost of development and our ability to successfully complete clinical development and obtain the necessary marketing authorizations for commercialization.
●	We have obtained orphan drug designation for nomacopan in the United States for the use in bullous pemphigoid, or BP, and hematopoietic stem cell transplant-associated thrombotic microangiopathy, or HSCT-TMA, and in the EU for Guillain-Barré syndrome, or GBS, paroxysmal nocturnal hemoglobinuria, or PNH, and BP, but we may be unable to maintain the benefits associated with orphan drug designation, including market exclusivity.

●	We have obtained fast track designation from the FDA for the treatment of HSCT-TMA and BP, and may seek such designation in other indications. Such designation or a similar designation from other national or international regulatory agencies, may not lead to a faster development or regulatory review or approval process, and may not result in nomacopan or any other product candidates receiving marketing approval.
●	Even if we obtain FDA approval of nomacopan, we or our partners may never obtain approval or commercialize our product candidates outside of the United States and, conversely, even if we obtain marketing authorization of nomacopan in the EU, we or our partners may never obtain approval or commercialize our product candidates outside the EU.
●	If we or our partners market products in a manner that violates fraud and abuse and other healthcare laws, or if we or they violate government price reporting laws, we or our partners may be subject to administrative civil and/or criminal penalties.
●	Our employees, principal investigators, consultants, commercial partners or vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards.

Risks Related to our Intellectual Property

●	Our success depends in part on our ability to protect our intellectual property and our proprietary technologies.

Risks Related to our Business Operations

●	Our business either directly or indirectly through critical suppliers may be adversely affected by the impact of COVID-19.
●	We currently have no marketing, sales or distribution infrastructure with respect to nomacopan. If we are unable to develop our sales, marketing and distribution capability on our own or through collaborations with partners, we may not be successful in commercializing our product candidates.
●	If the FDA or other applicable regulatory authorities approve biosimilar products that compete with any of our or any of our partners’ products, the sales of our products would be adversely affected.
●	If physicians and patients do not adopt our future products or if the market size for indications for which any product candidate is approved is smaller than expected, we may be unable to achieve forecasted revenues, if any.
●	If product liability lawsuits are successfully brought against us or any of our collaborative partners, we may incur substantial liabilities and may be required to limit commercialization of our products.
●	During the preparation of our 2020 Form 20-F, we identified certain misstatements to our previously issued financial statements and previously restated certain of our consolidated financial statements. If we discover errors in our financial statements and are required to restate in the future, it could create additional risks and uncertainties that may have a material adverse effect on our business, financial position and results of operations.
●	If we fail to develop and commercialize other product candidates, we may be unable to generate revenues.

Risks Related to Our Reliance on Third Parties

●	We seek to partner with third-party collaborators with respect to aspects of the development and commercialization of our product candidates and we may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize our product candidates successfully, if at all.
●	If our third-party manufacturer of nomacopan is unable to increase the scale of its production of nomacopan, and/or increase the product yield of its manufacturing, then our costs to manufacture the product may increase and commercialization may be slowed.

Risks Related to our Ordinary Shares and ADSs

●	Ownership of our ADSs and/or ordinary shares involves a high degree of risk.
●	We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.
●	We identified a material weakness in our internal control over financial reporting, and in the future, we may identify additional material weaknesses or fail to maintain an effective system of controls. If we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.
●	The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

Risks Relating to Our Financial Position and Our Business

We have a history of operating losses and cannot give assurance of future revenues or operating profits; investors may lose their entire investment.

We do not expect to generate revenue or profitability that is necessary to finance our operations in the short term. We incurred net losses of $17,424,237 and $17,081,617 for the years ended December 31, 2021 and 2020, respectively. In addition, our accumulated deficit as of December 31, 2021 and 2020 was $199,705,048 and $182,280,811, respectively. Losses have principally resulted from costs incurred for manufacturing, clinical trial and preclinical activities and general and administrative expenses. We have funded our operations primarily through the private placement and public offering of equity securities. As of December 31, 2021, we had cash of $9,361,270.

To date, we have not commercialized any products or generated any revenues from the sale of products, and absent the realization of sufficient revenues from product sales, we may never attain profitability in the future. We expect to incur significant losses for the foreseeable future as we continue to conduct research and development, clinical testing, regulatory compliance activities and, if nomacopan or other future product candidates receive marketing authorization, sales and marketing activities.

Our failure to become and remain profitable could depress the market price of the ADSs and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. If we continue to suffer losses as we have in the past, investors may not receive any return on their investment and may lose their entire investment.

Our auditor’s report on our financial statements states that our recurring operating losses, negative cash flows and dependence on additional financial support raises substantial doubt about our ability to continue as a going concern, which may have a detrimental effect on our ability to obtain additional funding.

The report of our U.S. independent registered public accounting firm on our financial statements for the period ended December 31, 2021, includes an explanatory paragraph raising substantial doubt about our ability to continue as a going concern as a result of our recurring losses from operations and net capital deficiency. Our future is dependent upon our ability to obtain financing in the future. This opinion could materially limit our ability to raise funds. If we fail to raise sufficient capital when needed, we will not be able to complete our business plan. As a result, we may have to liquidate our business and investors may lose their investment in our ADSs.

We will require additional capital to fund our operations, and if we are unable to obtain such capital, we will be unable to successfully develop and commercialize any product candidates.

As of December 31, 2021, we had cash of approximately $9,361,270.  In June 2020, we entered into a securities purchase agreement, or Purchase Agreement, with Aspire Capital Fund, LLC, or Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of our ADSs. Pursuant to the Purchase Agreement, Aspire Capital has purchased 5,784,059 of our ADSs through April 30, 2022 for gross proceeds of approximately $8.0 million. See “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Aspire Capital Financing Arrangement”. We will require additional capital in order to develop and commercialize our current product candidates or any product candidates that we acquire, if any. There is no assurance that additional funds will be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may be required to terminate or delay development for one or more of our product candidates.

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

The amount and timing of any expenditure needed will depend on numerous factors, some of which are outside our control, including:

●	the type, number, scope, progress, expansion costs, results of and timing of our ongoing or future clinical trials or the need for additional clinical trials of nomacopan in BP, atopic keratoconjunctivitis, or AKC, HSCT-TMA, PNH, or any other indications or product candidates which we are pursuing or may choose to pursue in the future;
●	the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;
●	the costs and timing of obtaining or maintaining manufacturing for nomacopan for BP, AKC, HSCT-TMA, PNH, or any other indications or product candidates, including commercial manufacturing if any product candidate is approved;
●	the costs and timing of establishing sales marketing, and reimbursement capabilities;
●	the costs and timing of enhanced internal controls over financial reporting;
●	the terms and timing of establishing and maintaining collaborations, license agreements and other partnerships;
●	costs associated with any new product candidates that we may develop, in-license or acquire;
●	the effect of competing technological and market developments; and
●	the costs associated with being a public company.

We have not sold any products, and we do not expect to sell or derive revenue from any product sales for the foreseeable future. We may seek additional funding through future debt and equity financing, as well as potential additional collaborations or strategic partnerships with other companies or through non-dilutive financings. Additional funding may not be available to us on acceptable terms or at all. General market conditions may make it difficult for us to seek financing from the capital markets and the COVID-19 outbreak could impact the availability or cost of future financings. We may be required to relinquish rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us, in order to raise additional funds through alliance, joint venture or licensing arrangements. In addition, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional shares by us, or the possibility of such issuance, may cause the market price of our shares to decline.

If we are unable to obtain funding on a timely basis, we will be delayed or unable to complete ongoing and planned clinical trials for nomacopan and we may be required to significantly curtail some or all of our activities. We also could be required to seek funds through arrangements with collaborative partners or otherwise that may require us to relinquish rights to our product candidates or some of our technologies or otherwise agree to terms unfavorable to us.

Future sales and issuances of the ADSs or rights to purchase ADSs and any equity financing that we pursue, could result in significant dilution of the percentage ownership of our shareholders and could cause our ADS price to fall.

We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships or licensing arrangements. In any financing transaction, we may sell ordinary shares or ADSs, convertible securities or other equity securities. To the extent that we raised additional funds by issuing equity securities (including up to an additional $22 million of ADSs to Aspire Capital Fund, LLC, or Aspire Capital, as of April 30, 2022 pursuant to our financing arrangement with Aspire Capital), our shareholders may experience significant dilution. See “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Aspire Capital Financing Arrangement”. To the extent that we raise additional capital through sales of ADSs to Aspire Capital, or the sale of equity or convertible debt securities by any other means, existing ownership interests will be diluted. The sale of a substantial number of ADSs by Aspire Capital, or anticipation of such sales, could cause the trading price of our ADSs to decline or make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise desire. However, we have the right to control the timing and amount of sales of ADSs to Aspire Capital, and we may terminate the financing arrangement at any time, at our discretion, without any penalty or cost to us.

Risks Related to the Clinical Development and Marketing Authorization of Our Product Candidates

Our business depends on the success of nomacopan, which is still under development. If we are unable to obtain marketing authorization for or successfully commercialize nomacopan, our business will be materially harmed.

Nomacopan has been the primary focus of our product development. Successful continued development and ultimate marketing authorization of nomacopan for at least one indication is critical to the future success of our business. We have invested, and will continue to invest, a significant portion of our time and financial resources in the development of nomacopan. We will need to raise sufficient funds for, and successfully enroll and complete, our ongoing clinical development programs for nomacopan and for our planned clinical development programs for nomacopan in other indications. The future regulatory and commercial success of this product candidate is subject to a number of risks, including the following:

●	we may not have sufficient financial and other resources to complete the necessary clinical trials for nomacopan;
●	we may not be able to obtain adequate evidence of efficacy and safety for nomacopan;
●	we do not know the degree to which nomacopan will be adopted by the market, even if approved;
●	in our clinical programs, we may experience difficulty in enrollment, adjustments to clinical trial protocols or the need for additional clinical trial sites, which could delay our clinical trial progress;
●	our reliance on a sole manufacturer to supply drug substance and a sole manufacturer to provide drug product formulation of nomacopan that is being used in our clinical trials may negatively impact the availability of our drug product;
●	we may encounter disruptions in the supply chain of nomacopan which could negatively impact our ability to supply our drug product to clinical trial sites, delaying clinical studies;
●	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA, MHRA, EMA or comparable foreign regulatory bodies for marketing approval;
●	patients in our clinical trials may die or suffer other adverse effects for reasons that may or may not be related to nomacopan, which could delay or prevent further clinical development;
●	the standards implemented by clinical or regulatory agencies may change at any time;
●	the FDA, MHRA, EMA or foreign regulatory agencies may require efficacy endpoints for a clinical trial that differ from the endpoints of our current or future trials, which may require us to conduct additional clinical trials;
●	the mechanism of action of nomacopan is complex and we do not know the degree to which it will translate into a medical benefit in certain indications; and
●	we may not be able to obtain, maintain or enforce our patents and other intellectual property rights.

Of the large number of drugs in development in the pharmaceutical industry, only a small percentage results in the submission of a biologics license application, or BLA, to the FDA, or a marketing authorization application, or MAA, to the EMA and even fewer are approved for commercialization. Furthermore, even if we do receive marketing authorization to market nomacopan, any such approval may be subject to limitations on the indicated uses or patient populations for which we may market the product. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development programs, we cannot assure that nomacopan will be successfully developed or commercialized. If we or any of our future development partners are unable to develop, or obtain marketing authorization for, or, if approved, successfully commercialize nomacopan, we may not be able to achieve forecasted revenues.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may not be able to initiate or continue clinical trials required by the FDA, MHRA, EMA or other foreign regulatory agencies for nomacopan if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials. We will be required to identify and enroll a sufficient number of patients with BP, HSCT-TMA and other diseases for each of our ongoing and planned clinical trials of nomacopan in these indications. To date, we have experienced delays in enrollment of patients in our clinical trials and supply chain issues due in particular to the COVID-19 pandemic and, in the case of enrollment delays, the fact that we are targeting a small patient population with a rare disease or indication. In May 2022, we received a final report regarding the delays in patient recruitment in BP due to supply chain issues with a third party supplier. As of the date of this Annual Report on Form 20-F, we have resolved such issues, and we do not anticipate further delays at this time.

Patient enrollment is affected by other factors, including:

●	design of the clinical trial protocol;
●	size and nature of the patient population;
●	eligibility criteria for the trial in question;
●	perceived risks and benefits of the product candidate under trial;
●	proximity and availability of clinical trial sites for prospective patients;
●	availability of competing therapies and clinical trials;
●	actual or threatened public health emergencies and outbreaks of disease (including, for example, the COVID-19 outbreak);
●	clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;
●	efforts to facilitate timely enrollment in clinical trials;
●	number of specialist physicians that treat patients with these diseases;
●	ability to identify and enroll such patients with a stage of disease appropriate for our ongoing or future clinical trials;
●	the costs of finding and diagnosing patients;
●	patient referral practices of physicians; and
●	our ability to monitor patients adequately during and after treatment.

Our inability to enroll a sufficient number of patients for any of our clinical trials would result in significant delays or may require us to abandon one or more clinical trials.

If clinical trials or marketing authorization processes for nomacopan are prolonged, delayed or suspended, we may be unable to commercialize nomacopan on a timely basis.

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us, or any regulatory authority, to delay or suspend those clinical trials and may negatively impact our ability to obtain marketing authorization for, and to market and sell, a particular product candidate, including:

●	conditions imposed on us by the FDA, MHRA, EMA or another foreign regulatory authority regarding the scope or design of our clinical trials;
●	insufficient supply of our product candidates or other materials necessary to conduct and complete our clinical trials;
●	slow enrollment and retention rate of subjects in our clinical trials; and
●	serious or unexpected drug-related side effects related to the product candidate being tested.

Commercialization may be delayed by the imposition of additional conditions on our clinical trials by the FDA, MHRA, EMA or any other applicable foreign regulatory authority or the requirement of additional supportive studies by the FDA, MHRA, EMA or such foreign regulatory authority.

Public health epidemics or outbreaks could adversely impact our business. The situation surrounding the COVID-19 pandemic, including the mutation of variants, continues to remain fluid globally and we continue to manage ongoing challenges associated with the pandemic as they relate to operations. The potential for a material impact on our business, financial condition and results of operation remains a risk. We cannot reasonably estimate with any degree of certainty any future impact of COVID-19. Pandemics such as this can adversely impact our business as a result of disruptions, such as travel bans, quarantines, staffing shortages, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials.

Moreover, as a result of COVID-19, there is a general unease of conducting certain non-critical activities in medical centers. For example, while now open for enrollment, prior clinical trials have been halted or delayed due to COVID-19. Delays in our clinical trials will result in increased development costs for our product candidates, and our financial resources may be insufficient to fund any incremental costs. In addition, if our clinical trials are delayed, our competitors may be able to bring products to market before we do and the commercial viability of our product candidates could be limited. The extent to which COVID-19 impacts operations will depend on future developments, including the scope of any new virus mutations and outbreaks, the nature of government public health guidelines and the public’s adherence to those guidelines, the rate of individuals becoming fully vaccinated and the public’s adherence to guidelines to receive booster vaccinations, and the extent to which new lockdowns may be needed or are required in particular countries, including China. In particular, the continued spread of COVID-19 globally could adversely impact our operations and workforce, including research and clinical trials and the ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates, and could result in the inability of suppliers to deliver components or raw materials, including drug product and drug substance, on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

The efficacy of nomacopan may not be known until advanced stages of testing, after we have incurred significant product development costs which may not be recoverable.

Nomacopan may fail to show the desired safety and efficacy at any phase in the clinical development programs. Good efficacy in animal models of the target indication are no guarantee of success in human clinical trials. Often there is no adequate animal model of a human disease, such as PNH. As a result, the first definitive proof of efficacy may not occur until clinical trials in humans. In our Phase II PNH trial, while we determined that overall the trial met the primary endpoint, individually two of the seven patients who completed the trial did not meet the primary endpoint (which was assessed at day 28) and an additional patient who withdrew from the trial on day 43 did not meet the primary endpoint. If nomacopan does not demonstrate adequate efficacy, its development may be delayed or terminated, which could have a material adverse effect on our financial condition and results of operation.

Results of earlier preclinical studies or clinical trials may not be predictive of advancement to the next phase of development.

Completion of preclinical studies or clinical trials does not guarantee that we will initiate additional studies or trials for our product candidates. If further studies or trials are initiated, earlier preclinical studies or clinical trials may not predict the scope and phase of further trials, that these further studies or trials will be completed, or that if these further studies or trials are completed, that the design or results will provide a sufficient basis to apply for or receive marketing authorizations or to commercialize products. Results of clinical trials could be inconclusive, requiring additional or repeat trials. Data obtained from preclinical studies and clinical trials is subject to varying interpretations that could delay, limit or prevent marketing authorization. If the results achieved in our clinical trials are insufficient to proceed to further trials or to marketing authorization of our product candidates, we could be materially adversely affected. Failure of a clinical trial to achieve its pre-specified primary endpoint generally may require us to undertake additional studies or trials if we determine to continue development of the product candidate, may reduce the timely development of and marketing authorization to market the product candidate, and may decrease the chances for successfully achieving the primary endpoint in scientifically similar indications.

The route of administration or dose for nomacopan may be inadequate to obtain marketing authorization or successfully commercialize.

Inadequate drug availability as a result of the route of administration or the target tissue availability of the drug is another potential cause of lack of efficacy of nomacopan, if and when it is commercialized. Complement component C5, the target of nomacopan, is predominantly found in blood. For BP and HSCT-TMA, nomacopan is being administered subcutaneously, which could delay commercialization of nomacopan and result in significant additional costs to us.

Long-term animal toxicity and long-term human safety studies of nomacopan could demonstrate that the administration of nomacopan results in serious adverse events.

While we have conducted toxicity studies in certain animals with no observed adverse effect at the highest dose tested, we intend to conduct further long-term animal toxicity studies, including reproductive and carcinogenicity studies, and are currently conducting a long-term human safety study of nomacopan. Such studies may show that nomacopan results in serious adverse events or other adverse results. If animal toxicity and human safety studies do not yield favorable results, we may be required to abandon our development of nomacopan, which could have a material adverse effect on our financial condition, including our ability to generate forecasted revenues.

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

One potential side effect of nomacopan that has occurred in patients receiving currently marketed C5 inhibitors and C3 inhibitors is an increased incidence of meningitis. As a result, we expect that patients receiving nomacopan would also receive meningitis immunization and prophylactic antibiotics as indicated.

Nomacopan has a secondary binding site that sequesters leukotriene B4, or LTB4. LTB4 synthesis from arachidonic acid can be induced by a variety of triggers including terminal complement activation. LTB4 is a pro-inflammatory mediator that attracts and activates white blood cells at the area of inflammation. LTB4 inhibition may lead to positive anti-inflammatory benefits, but like other drugs with immune modulating properties may increase the risk of infection. However, a particular risk of infection associated with inhibition of LTB4 has not been identified and the only marketed drug which inhibits leukotrienes including LTB4, does not carry a warning of elevated infection risk on its label.

Any immune response that causes adverse reactions or impairs the activity of the drug could cause a delay in or termination of our development of nomacopan, which would have a material adverse effect on our financial condition and results of operation.

If nomacopan is not convenient for patients to use, then we might be prevented from successful commercialization.

Nomacopan may require cold storage prior to use and will likely require self-injection for certain indications. If the drug product is not stable at temperatures of between four and eight degrees Celsius, then the drug product may need to be defrosted before use, which patients could view as inconvenient, causing sales to not achieve forecasts. In addition, if nomacopan shows a lack of long-term stability at low storage temperatures, this may negatively impact our ability to manage the commercial supply chain, which could result in us having to refund customers or replace products that are unstable, which could materially increase our costs and have a material adverse effect on our financial condition and results of operation.

Because nomacopan has not yet received marketing authorization, it is difficult to predict the time and cost of development and our ability to successfully complete clinical development and obtain the necessary marketing authorizations for commercialization.

Nomacopan has not yet received marketing authorization for the treatment of any indications, and unexpected problems may arise that could cause us to delay, suspend or terminate our development efforts.  To date, only a limited number of patients have been enrolled in our clinical trials. Larger scale trials will be required to obtain marketing authorization and the efficacy or non-efficacy of nomacopan will ultimately be determined by the applicable regulatory agencies. The long-term safety consequences of inhibition of C5 and/or LTB4 with nomacopan is not known. Marketing authorization of product candidates such as nomacopan can be more expensive and take longer than approval with previously approved products.

We have obtained orphan drug designation for nomacopan in the United States for the use in BP and HSCT-TMA, and in the EU for GBS, PNH, and BP, but we may be unable to maintain the benefits associated with orphan drug designation, including market exclusivity.

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

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a biologics license application, or BLA, to market the same biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan product exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Even if we were to obtain orphan drug designation for nomacopan for a particular indication, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing biological products. If we do obtain exclusive marketing rights in the United States, they may be limited if we seek approval for an indication broader than the orphan designated indication, and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of the relevant patients. Further, exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve a drug with the same active moiety for the same condition if the FDA concludes that the later drug is safer, more effective, or makes a major contribution to patient care.

In the EU, where a marketing authorization in respect of an orphan medicinal product is granted, the Agency and the Member States shall not, for a period of 10 years, accept another application for a marketing authorization, or grant a marketing authorization or accept an application to extend an existing marketing authorization, for the same therapeutic indication, in respect of a similar medicinal product. A marketing authorization may be granted, for the same therapeutic indication, to a similar medicinal product if: (i) the holder of the marketing authorization for the original orphan medicinal product has given his consent to the second applicant; (ii) the holder of the marketing authorization for the original orphan medicinal product is unable to supply sufficient quantities of the medicinal product; or (iii) the second applicant can establish in the application that the second medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior.

The receipt of orphan drug designation status does not change the regulatory requirements or process for obtaining marketing approval and orphan drug designation does not mean that marketing approval will be granted.

We have obtained fast track designation from the FDA for the treatment of HSCT-TMA and BP, and may seek such designation in other indications. Such designation or a similar designation from other national or international regulatory agencies, may not lead to a faster development or regulatory review or approval process, and may not result in nomacopan or any other product candidates receiving marketing approval.

In addition to the fast track designation we have received for HSCT-TMA and BP, we may seek a breakthrough therapy or fast track designation for nomacopan in other indications. A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Designation as a breakthrough therapy is within the discretion of the FDA. Receipt of a breakthrough therapy designation for nomacopan may not result in a faster development process, review or approval compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if nomacopan qualifies as a breakthrough therapy, the FDA may later decide that it no longer meets the conditions for qualification.

Even if we obtain FDA approval of nomacopan, we or our partners may never obtain approval or commercialize our product candidates outside of the United States and, conversely, even if we obtain marketing authorization of nomacopan in the EU, we or our partners may never obtain approval or commercialize our product candidates outside the EU.

In order to market any products in a country, we must establish and comply with numerous and varying regulatory requirements regarding clinical trial design, safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and marketing authorization in one country does not mean that marketing authorization will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking marketing authorizations in other countries could result in significant delays, difficulties and costs for us, and may require additional preclinical studies or clinical trials, which could be costly and time consuming and could delay or prevent introduction of nomacopan in those countries. We rely on contract research organizations to run our clinical trials and on regulatory consultants for experience in obtaining marketing authorization in international markets. If we or our partners fail to comply with regulatory requirements or to obtain and maintain required approvals, our target market may be reduced and our ability to realize the forecasted revenues of nomacopan may be harmed.

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

This could also apply with respect to data privacy. In the EU, the General Data Protection Regulation (EU) 2016/679, or GDPR, lays down the legal framework for data protection and privacy. The GDPR applies directly in EU Member States and applies to companies with an establishment in the EEA and to certain other companies not in the EEA that offer or provide goods or services to individuals located in the EEA or monitor the behavior of individuals located in the EEA. Since January 1, 2021, the UK is not part of the EU. In the UK, the GDPR has been converted into UK domestic law, pursuant to the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019 (as amended), which makes some minor technical amendments to ensure the GDPR is operable in the UK (UK GDPR). The UK GDPR is also supplemented by the Data Protection Act 2018. UK and EU data protection law is therefore aligned. The GDPR and UK GDPR implement stringent operational requirements for controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data, increased cyber security requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities. The activities of data processors are being regulated for the first time, and require companies undertaking processing activities to offer certain guarantees in relation to the security of such processing and the handling of personal data. Contracts with data processors will also need to be updated to include certain terms prescribed by the GDPR, and negotiating such updates may not be fully successful in all cases. The GDPR provides that EU Member States may make their own further laws and regulations in relation to the processing of genetic, biometric or health data, which could result in differences between Member States, limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition. We are also subject to evolving and strict rules on the transfer of personal data out of the EU and UK to the United States, under both the GDPR and the UK GDPR. Under the GDPR personal data cannot be transferred to a third country (i.e. outside of the EEA or UK, as applicable) unless certain safeguards are in place. These include, for example, where the transfer is to a country that the EU Commission has deemed “adequate” or where EU standard contractual clauses have been implemented. Further prospective revision of the Directive on privacy and electronic communications (Directive 2002/58/EC), or ePrivacy Directive, may affect our marketing communications. Failure to comply with EU laws, including failure under the GDPR and UK GDPR, Data Protection Act 2018, ePrivacy Directive and other laws relating to the security of personal data may result in fines up to €20,000,000 (or £17,500,000 under the UK GDPR) or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability, which may be onerous and adversely affect our business, financial condition, results of operations and prospects. Failure to comply with the GDPR and related laws may also give risk to increase risk of private actions from data subjects and consumer not-for-profit organizations, including a new form of class action that is available under the GDPR. Compliance with the GDPR and UK GDPR requires a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to the aforementioned fines and penalties, litigation, and reputational harm in connection with any European activities.

The UK is treated as a third country (for the purposes of data transfers). On June 28, 2021, the EU Commission published two adequacy decisions in respect of transfers under EU GDPR and the Law Enforcement Directive stating that the UK provides adequate protection for personal data transferred from the EU to the UK under EU GDPR. The adequacy decision is expected to last until June 27, 2025 but may end earlier, for example if an EU data subject or EU data protection authority challenges the adequacy decisions. In such a case, the Court of Justice of the European Union would need to determine whether the UK provides essentially equivalent protection.

The UK government has confirmed that the EEA is adequate, and so all transfers of personal data from the UK to the EEA will continue to be unrestricted after July 1, 2021.

The UK has issued a consultation with respect to future changes to data protection law. There is risk that in the event UK and EU data protection law diverges, that the adequacy decisions may come to an end. If this occurs, there will be cost implication due to dual compliance requirements and costs with respect to to international data transfers.

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

Risks Related to our Intellectual Property

Our success depends in part on our ability to protect our intellectual property and our proprietary technologies.

Our commercial success depends in part on our ability to obtain and maintain patent protection and trade secret protection for our product candidates, proprietary technologies, and their uses as well as our ability to operate without infringing upon the proprietary rights of others. We can provide no assurance that our patent applications or those of our licensors will result in additional patents being issued or that issued patents will afford sufficient protection against competitors with similar technologies, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties. Even issued patents may later be found unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep competitive advantage. We have issued composition-of-matter patents in the United States and other countries for nomacopan, but we cannot be certain that the claims in our issued patents will not be found invalid or unenforceable if challenged. We cannot be certain that the claims in any patent applications covering our product candidates that are pending, or that we may file, will be considered patentable by the United States Patent and Trademark Office, or USPTO, and courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in our issued patents will not be found invalid or unenforceable if challenged. Even if any patent applications that we may file relating to specific formulations of our product candidates issue as patents, formulation patents protect a specific formulation of a product and may not be enforced against competitors making and marketing a product that has the same active pharmaceutical ingredient in a different formulation. Method-of-use patents protect the use of a product for the specified method or for treatment of a particular indication. This type of patent may not be enforced against competitors making and marketing a product that has the same active pharmaceutical ingredient for use in a method not claimed by the patent. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement may be difficult to prevent or prosecute. Also, as is the case for composition-of-matter patents, we cannot be certain that the claims in our issued method-of-use patents will not be found invalid or unenforceable if challenged. We cannot be certain that the claims in any patent applications covering methods of using our product candidates that are pending, or that we may file, will be considered patentable by the United States Patent and Trademark Office, or USPTO, and courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in our issued method-of-use patents will not be found invalid or unenforceable if challenged.

Our issued patents for nomacopan and its uses are expected to expire between 2024 and 2035 (excluding any patent term adjustment or potential patent term extension). Our pending patent applications for nomacopan and its uses, if issued, are expected to expire at various times that range from 2024 to 2040 (excluding any potential patent term adjustment or extension).

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our future development partners will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

●	the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case;
●	patent applications may not result in any patents being issued;
●	patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;
●	patents have a finite term and thus may expire before the technologies they protect are approved or marketed and thus may not provide any competitive advantage. For example, issued composition-of-matter patents for the nomacopan product will expire in 2024 (excluding any patent term adjustment or extension);

●	our competitors, many of whom have substantially greater resources and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use, and sell our potential product candidates;
●	there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns;
●	countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates; and
●	some countries in Europe and China have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we, or any of our licensors, are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business, financial condition and results of operations may be adversely affected.

In addition, we rely on the protection of our trade secrets and proprietary know-how. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, we cannot provide any assurances that all such agreements have been duly executed, and third parties may still obtain this information or may come upon this or similar information independently. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or proprietary know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating its trade secrets. If any of these events occurs or if we otherwise lose protection for our trade secrets or proprietary know-how, our business may be harmed.

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

Changes in patent laws or patent jurisprudence could diminish the value of our patents, thereby impairing our ability to protect our products or product candidates.

As is the case with other biopharmaceutical companies, our success if heavily dependent on intellectual property, particularly patents. Obtaining and exploiting patents in the biopharmaceutical industry involve both technological and legal complexity. Therefore, obtaining and exploiting biopharmaceutical patents is costly, time-consuming and inherently uncertain. For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. These rulings have created uncertainty with respect to the validity and enforceability of patents, even once obtained. Depending on future actions and decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we may obtain in the future.

Risks Related to our Business Operations

Our business either directly or indirectly through critical suppliers may be adversely affected by the impact of COVID-19.

Public health epidemics or outbreaks could adversely impact our business. The situation surrounding the COVID-19 pandemic, including the mutation of variants, continues to remain fluid globally and we continue to manage ongoing challenges associated with the pandemic as they relate to operations. The potential for a material impact on our business, financial condition and results of operation remains a risk. We cannot reasonably estimate with any degree of certainty any future impact of COVID-19. Pandemics such as this can adversely impact our business as a result of disruptions, such as travel bans, quarantines, staffing shortages, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials.

Moreover, as a result of COVID-19, there is a general unease of conducting certain non-critical activities in medical centers. For example, while now open for enrollment, prior clinical trials have been halted or delayed due to COVID-19. The extent to which COVID-19 impacts operations will depend on future developments, including the scope of any new virus mutations and outbreaks, the nature of government public health guidelines and the public’s adherence to those guidelines, the rate of individuals becoming fully vaccinated and the public’s adherence to guidelines to receive booster vaccinations, and the extent to which new lockdowns may be needed or are required in particular countries, including China. In particular, the continued spread of COVID-19 globally could adversely impact our operations and workforce, including research and clinical trials and the ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates, and could result in the inability of suppliers to deliver components or raw materials, including drug product and drug substance, on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

We currently have no marketing, sales or distribution infrastructure with respect to nomacopan. If we are unable to develop our sales, marketing and distribution capability on our own or through collaborations with partners, we may not be successful in commercializing our product candidates.

We currently have no marketing, sales or distribution capabilities and have limited sales or marketing experience within our organization. If our product candidate nomacopan is approved, we intend either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize nomacopan, or to outsource this function to a third party. Either of these options would be expensive and time consuming. Some or all of these costs may be incurred in advance of any approval of nomacopan. In addition, we may not be able to hire a commercial team in the United States or other target market that is sufficient in size or has adequate expertise in the medical markets that we intend to target. Any failure or delay in the development of our or third parties’ internal sales, marketing and distribution capabilities could adversely impact the commercialization of nomacopan and other future product candidates.

With respect to our existing and future product candidates, we may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment or to serve as an alternative to our own sales force and distribution systems. Any future product revenue may be lower than if it directly marketed or sold any approved products. In addition, any revenue we receive will depend in whole or in part upon the efforts of these third parties, which may not be successful. If we are unable to enter into these arrangements on acceptable terms or at all, we may not be able to successfully commercialize our approved products. If we are not successful in commercializing our approved products, our future product revenue will suffer and we may incur significant losses.

We only have a limited number of employees to manage and operate our business.

As of December 31, 2021, we had nine full-time employees. Our limited financial resources have led us to focus on the development of nomacopan  and to manage and operate our business in a highly efficient manner. We cannot make assurances that we will be able to hire and/or retain adequate staffing levels to develop nomacopan or run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish.

Our industry is highly competitive, and our product candidates may become obsolete.

We are engaged in a rapidly evolving field. Competition from other pharmaceutical companies, biotechnology companies and research and academic institutions is intense and likely to increase. Many of those companies and institutions have substantially greater financial, technical and human resources than us. Those companies and institutions also have substantially greater experience in developing products, conducting clinical trials, obtaining marketing authorization and in manufacturing and marketing biologic products. Our competitors may succeed in obtaining marketing authorization for their products more rapidly than we do. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Our competitors may succeed in developing products that are more effective than those we are developing, or that would render our product candidates less competitive or even obsolete. In addition, one or more of our competitors may achieve product commercialization or patent protection, which could materially adversely affect our business.

If the FDA or other applicable regulatory authorities approve biosimilar products that compete with any of our or any of our partners’ products, the sales of our products would be adversely affected.

The Biologics Price Competition and Innovation Act, or BPCIA, was enacted in 2010, creating an abbreviated approval pathway for biosimilar products, referred to as the “351(k) pathway.” A biosimilar application must contain information demonstrating: (1) biosimilarity to the reference product through data derived from analytical studies, animal studies (including an assessment of toxicity), and clinical studies (including an assessment of immunogenicity and pharmacokinetics or pharmacodynamics), unless the FDA determines that such data are unnecessary, (2) sameness of strength, dosage form, and route of administration to the reference product as well as sameness of mechanism of action (to the extent known), (3) approval of the reference product for the conditions of use prescribed, recommended, or suggested in the labeling indications proposed for the biosimilar product, and (4) appropriate manufacturing, processing, packing, and holding facilities that meet the standards designed to ensure a safe, pure and potent medicine. Unless the FDA waives the requirement, clinical studies must be sufficient to show the safety, purity and potency of the proposed product for one or more “appropriate” conditions of use for which licensure is sought and for which the reference product is licensed.

If physicians and patients do not adopt our future products or if the market size for indications for which any product candidate is approved is smaller than expected, we may be unable to achieve forecasted revenues, if any.

Even if any of our product candidates obtain marketing authorization, they may not gain market acceptance among physicians, patients, or third-party payers. Physicians may decide not to recommend its treatments for a variety of reasons including:

●	timing of market introduction of competitive products;
●	demonstration of clinical safety and efficacy compared to other products;
●	cost-effectiveness;
●	limited or no coverage by third-party payers;
●	convenience and ease of administration;
●	prevalence and severity of adverse side effects;
●	restrictions in the label of the drug;
●	availability of alternative treatments in clinical trials;
●	understanding of the product candidate;
●	other potential advantages of alternative treatment methods; and
●	ineffective marketing and distribution supports.

If any of our product candidates are approved, but fail to achieve market acceptance or such market is smaller than anticipated, we may not be able to achieve forecasted revenues, if any.

The uncertainty associated with biologics reimbursement and related matters may adversely affect our business.

Market acceptance and sales of any one or more of our product candidates will depend on reimbursement policies and may be affected by future healthcare reform measures in the United States and in foreign jurisdictions. Government authorities and third-party payers, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for any of our product candidates. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, any future products. The insurance coverage and reimbursement status of newly-approved products is particularly uncertain, and failure to obtain or maintain adequate coverage and reimbursement for nomacopan or any other product candidates could limit our ability to generate revenue.

The United States and several foreign jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell future products profitably. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts. We may experience pricing pressures in connection with the sale of any products that we develop due to the trend toward managed healthcare, increasing influence of health maintenance organizations and additional legislative proposals.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, PPACA, became law in the United States. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the PPACA. Congress and Former President Trump have expressed their intentions to repeal or repeal and replace the PPACA. Former President Trump issued an Executive Order and both chambers of Congress passed bills, all with the goal of fulfilling their intensions. However, to date, the Executive Order has had limited effect and the Congressional activities have not resulted in the passage of a law. If a law is enacted, many if not all of the provisions of the PPACA may no longer apply to prescription drugs. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how any future products are paid for and reimbursed by government and private payers our business could be adversely impacted. In November 2020, Joseph Biden was elected President and, in January 2021, the Democratic Party obtained control of the Senate. As a result of these electoral developments, it is unlikely that continued legislative efforts will be pursued to repeal PPACA. Instead, it is possible that legislation will be pursued to enhance or reform PPACA. We are not able to state with certainty what the impact of potential legislation will be on our business.

In December 2020, the Department of Health and Human Services has published a final regulation that may significantly restrict the availability of certain regulatory safe harbors under the federal Anti-Kickback Statute, effective January 1, 2022, that are used to facilitate certain types of transactions between manufacturers and pharmacy benefits managers that play a significant role in the pharmaceutical distribution chain. These changes to the Discount Safe Harbors available under the Anti-Kickback Statute would reduce some of the protections currently available to manufacturers that pay negotiated rebates to pharmacy benefits managers in exchange for these “PBMs” agreeing to include drugs and biologics on the formularies of the PBM’s downstream customers, primarily the health plans that insure patients for both private commercial plans and government-sponsored plans. The Pharmaceutical Care Management Association has filed a lawsuit challenging this rule under the Administrative and Procedures Act. Should the regulation go into effect in 2022, it could have an impact on both our commercial supply arrangements with health plans and our supply arrangements to health plans that serve beneficiaries of federal health care programs such as Medicare Part D.

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

If product liability lawsuits are successfully brought against us or any of our collaborative partners, we may incur substantial liabilities and may be required to limit commercialization of our products.

We face an inherent risk of product liability lawsuits related to the testing of our product candidates in seriously ill patients and may face an even greater risk if product candidates are approved by regulatory authorities and introduced commercially. Product liability claims may be brought against us or our partners by participants enrolled in our clinical trials, patients, health care providers or others using, administering or selling any of our future approved products. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities, which may result in:

●	decreased demand for any of our future approved products;
●	injury to our reputation;
●	withdrawal of clinical trial participants;
●	termination of clinical trial sites or entire trial programs;
●	significant litigation costs;
●	substantial monetary awards to or costly settlements with patients or other claimants;
●	product recalls or a change in the indications for which they may be used;
●	loss of revenue;
●	diversion of management and scientific resources from our business operations; and
●	the inability to commercialize our product candidates.

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

In the normal course of business, we periodically enter into academic, commercial, service, collaboration, licensing, consulting, investor relations and other agreements that contain indemnification provisions. With respect to our academic and other research agreements, we typically indemnify the institution and related parties from losses arising from claims relating to the products, processes or services made, used, sold or performed pursuant to the agreements for which we have secured licenses, and from claims arising from our or our sublicensees’ exercise of rights under the agreement. With respect to our commercial agreements, we may be required to indemnify our vendors from any third-party product liability claims that could result from the production, use or consumption of the product, as well as for alleged infringements of any patent or other intellectual property right by a third party. With respect to investor relations agreements, we may indemnify the counterparty for losses resulting from our negligence or our supply of inaccurate information.

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

Despite the implementation of security measures, our internal computer systems, and those of our contract research organizations, or CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, fire, terrorism, war, and telecommunication and electrical failures.  If such an event were to occur and interrupt our operations, it could result in a material disruption of our drug development programs.  For example, the loss of clinical trial data from ongoing or planned clinical trials could result in delays in our marketing authorization efforts and significantly increase our costs to recover or reproduce the data.  To the extent that any disruption or security breach results in a loss of or damage to our data or applications, loss of trade secrets or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of employees or former employees, access to our clinical data, or disruption of the manufacturing process, we could incur liability and the further development of our drug candidates could be delayed.  We may also be vulnerable to cyber-attacks by hackers or other malfeasance.  This type of breach of our cybersecurity may compromise our confidential information and/or our financial information and adversely affect our business or result in legal proceedings. If security breaches result in the loss of clinical trial data or other confidential information, we may be the subject of legal proceedings and suffer financial and reputational damage. Further, these cybersecurity breaches may inflict reputational harm upon us that may result in decreased market value and erode public trust.

During the preparation of our 2020 Form 20-F, we identified certain misstatements to our previously issued financial statements and previously restated certain of our consolidated financial statements. If we discover errors in our financial statements and are required to restate in the future, it could create additional risks and uncertainties that may have a material adverse effect on our business, financial position and results of operations.

In our Annual Report on Form 20-F for the year ended December 31, 2020, we discovered an error in our accounting treatment of certain options from 2015 that should have been accounted for as an equity instrument as opposed to a liability. Accordingly, we concluded that the financial statements contained in our Annual Reports on Form 20-F for the years ended December 31, 2015 through 2019, as well as the interim condensed consolidated financial statements contained in the quarterly reports on Form 6-K for each quarter within these years, as well as the quarterly periods ended March 31, 2020, June 2020 and September 2020, should be restated and therefore not relied upon. This was non-cash restatement and the options did not constitute a legal liability to us and will not affect our financial statements upon settlement. We have included restated financial statements and notes thereto and any other appropriate revisions in this Annual Report on Form 20-F for the year ended December 31, 2021.

As a result of these errors and the restatement, we became subject to a number of additional risks and uncertainties and unanticipated costs for accounting, legal and other fees and expenses. We may become subject to legal proceedings brought by regulatory or governmental authorities, or subject to other legal proceedings, as a result of the errors or the related restatement, which could result in a loss of investor confidence and other reputational harm, the loss of key employees, additional legal and other costs. Any of the foregoing impacts, individually or in aggregate, may have a material adverse effect on our business, financial position and results of operations.

We or the third parties upon whom we depend may be adversely affected by natural disasters and/or health epidemics and pandemics, and our business continuity and disaster recovery plans may not adequately protect us from  natural disasters and/or health epidemics and pandemics.

Natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage, health epidemics or other event occurred that prevented us from using all or a significant portion of our office, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. As the global supply chain continues to see disruptions, there is higher risk for continued labor shortages, reduced labor capacity at supplier and third-party manufacturers, increased raw material costs and delays in production of our clinical product and clinical trials that will adversely impact our business. The extent to which the global supply chain disruptions may continue to impact our results of operations, including the long-term nature of the impact, depends on numerous evolving factors, which are highly uncertain and difficult to predict.

Public health epidemics or outbreaks could adversely impact our business. The situation surrounding the COVID-19 pandemic, including the mutation of variants, continues to remain fluid globally and we continue to manage ongoing challenges associated with the pandemic as they relate to operations. The potential for a material impact on our business, financial condition and results of operation remains a risk. We cannot reasonably estimate with any degree of certainty any future impact of COVID-19. Pandemics such as this can adversely impact our business as a result of disruptions, such as travel bans, quarantines, staffing shortages, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials.

Moreover, as a result of COVID-19, there is a general unease of conducting certain non-critical activities in medical centers. For example, while now open for enrollment, prior clinical trials have been halted or delayed due to COVID-19. The extent to which COVID-19 impacts operations will depend on future developments, including the scope of any new virus mutations and outbreaks, the nature of government public health guidelines and the public’s adherence to those guidelines, the rate of individuals becoming fully vaccinated and the public’s adherence to guidelines to receive booster vaccinations, and the extent to which new lockdowns may be needed or are required in particular countries, including China. In particular, the continued spread of COVID-19 globally could adversely impact our operations and workforce, including research and clinical trials and the ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates, and could result in the inability of suppliers to deliver components or raw materials, including drug product and drug substance, on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

If we fail to develop and commercialize other product candidates, we may be unable to generate revenues.

Although the development and commercialization of nomacopan is our primary focus, as part of our longer-term growth strategy, we may evaluate the development and commercialization of other therapies related to immune-mediated, inflammatory, orphan and other diseases. We may from time to time evaluate internal opportunities from our current product candidates, and also may choose to in-license or acquire other product candidates as well as commercial products to treat patients suffering from immune-mediated, orphan or other disorders with high unmet medical needs and limited treatment options. These other product candidates will require additional, time-consuming development efforts prior to commercial sale, including preclinical studies, clinical trials and approval by the FDA, MHRA, EMA and/or applicable foreign regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any such products that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives.

Our business could suffer if we are unable to attract and retain key employees.

Our success depends upon the continued service and performance of our senior management and other key personnel. The loss of the services of these personnel could delay or prevent the successful completion of our planned clinical trials or the commercialization of our therapeutic candidates or otherwise affect our ability to manage our company effectively and to carry out our business plan. We do not maintain key-man life insurance. Although we have entered into employment agreements with all of the members of our senior management team, members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the biopharmaceutical industry. There can be no assurance that we will be able to continue to retain and attract such personnel.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, sales, managerial and finance personnel. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to suit from their former employers. In addition, if we elect to independently commercialize any therapeutic candidate, we will need to expand our marketing and sales capabilities. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop and commercialize competitive products. Further, any failure to effectively integrate new personnel could prevent us from successfully growing our company.

Class action lawsuits against us could lead to adverse outcomes.

We have in the past been, and may in the future become subject to class action litigation. In May 2017, putative class actions asserting violations of Sections 10(b) and 20(a) of the Exchange Act, based primarily on our press releases or statements concerning the Phase II PNH trial of nomacopan and a report issued on April 26, 2017 titled “Akari’s Coversin matches Soliris® in Phase II”, or the Edison Report, by Edison Investment Research Ltd, or Edison, about us and actions taken by us after the report was issued were commenced in the U.S. District Court for the Southern District of New York against us, a former Chief Executive Officer and our former Chief Financial Officer. These actions were consolidated, and plaintiffs amended their pleadings to include our Executive Chairman and Edison as defendants. On June 8, 2018, the parties entered into a memorandum of understanding to settle plaintiffs’ claims for a total payment of $2.7 million in cash. On July 26, 2018, plaintiffs filed a notice with the Court voluntarily dismissing Edison from the action. On August 3, 2018, the remaining parties executed and filed a stipulation and agreement of settlement (the terms of which were consistent with the memorandum of understanding). On August 7, 2018, the Court granted plaintiffs’ motion for preliminary approval of the settlement, and on November 28, 2018, following a hearing with the parties, the court ordered final approval of the settlement. Plaintiffs subsequently moved to distribute the settlement funds to the class, and the Court granted plaintiffs’ motion on February 4, 2019. Separately, Edison Investment Research Ltd. sought indemnification from us including reimbursement of all legal expenses that Edison incurs in connection with the securities class action (to which, as discussed above, Edison was added as a defendant) and lost profits from customer relationships that Edison claims it lost as a result of the retraction of the Edison Report. The parties have finalized and consummated a settlement and the settlement payment has been made. If we become subject to any future class action litigation, we could incur substantial costs not covered by our liability insurance, suffer a significant adverse impact on our reputation and this could divert management’s attention and resources from other priorities, any of which could have a material adverse effect on our business. In addition, any of these matters could require payments that are not covered by, or exceed the limits of, our available liability insurance, which could have a material adverse effect on our business, financial condition and results of operation.

Risks Related to Our Reliance on Third Parties

We seek to partner with third-party collaborators with respect to aspects of the development and commercialization of our product candidates and we may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize our product candidates successfully, if at all.

Our business strategy relies in part on partnering with pharmaceutical companies to supplement our internal development efforts. If we are not able to enter into collaboration arrangements, we may be required to undertake and fund further development, clinical trials, manufacturing and commercialization activities solely at our own expense and risk. If we are unable to finance and/or successfully execute those activities, or we delay such activities due to capital availability, our business could be materially and adversely affected, and potential future product launches could be materially delayed, be less successful, or we may be forced to discontinue clinical development of product candidates.

The process of establishing and maintaining collaborative relationships is difficult, time-consuming and involves significant uncertainty, including if a collaboration partner:

●	may shift its priorities and resources away from our product candidates due to a change in business strategies, or a merger, acquisition, sale or downsizing;
●	may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons;
●	may cease development in therapeutic areas which are the subject of our strategic collaboration;
●	may not devote sufficient capital or resources towards our product candidates;
●	may change the success criteria for a drug candidate thereby delaying or ceasing development of such candidate;
●	experiences significant delays in initiating certain development activities, which will also delay payment of milestones tied to such activities, thereby impacting our ability to fund our own activities;

●	develop a product that competes, either directly or indirectly, with our drug candidate;
●	with commercialization obligations may not commit sufficient financial or human resources to the marketing, distribution or sale of a product;
●	with manufacturing responsibilities may encounter regulatory, resource or quality issues and be unable to meet demand requirements;
●	may exercise a contractual right to terminate a strategic alliance;
●	and us have a dispute arise concerning the research, development or commercialization of a drug candidate resulting in a delay in milestones, royalty payments or termination of an alliance and possibly resulting in costly litigation or arbitration which may divert management attention and resources; and
●	may use our products or technology in such a way as to invite litigation from a third party.

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

If the third parties on which we rely for our clinical trials and results do not perform our clinical trial activities in accordance with good clinical practices and related regulatory requirements, we may be unable to obtain marketing authorization for or commercialize our product candidates.

We use and heavily rely on third-party contract research organizations to conduct and/or oversee the clinical trials of our product candidates and expect to continue to do so for the foreseeable future. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with the FDA’s, MHRA’s and/or EMA’s requirements and its general investigational plan and protocol.

The FDA, MHRA and EMA require us and our contract research organizations to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule or conduct our clinical trials in accordance with regulatory requirements or the respective trial plans and protocols. In addition, third parties may not be able to repeat their past successes in clinical trials. The third parties’ failure to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates or result in enforcement action against us.

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

We currently engage a third-party manufacturer to provide clinical material of the API, lyophilization, release testing and fill and finish services for the final drug product formulation of nomacopan that is being used in our clinical trials. Although we believe that there are several potential alternative manufacturers who could manufacture nomacopan, we may incur added costs and delays in identifying and qualifying any such replacement. In addition, we have not yet concluded a commercial supply contract with any commercial manufacturer. There is no assurance that we will be able to timely secure needed supply arrangements on satisfactory terms, or at all. Our failure to secure these arrangements as needed could have a material adverse effect on our ability to complete the development of our product candidates or to commercialize them. We may be unable to conclude agreements for commercial supply with third-party manufacturers, or may be unable to do so on acceptable terms. There may be difficulties in scaling up to commercial quantities and formulation of nomacopan and the costs of manufacturing could be prohibitive.

Even if we are able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

●	reliance on third-parties for manufacturing process development, regulatory compliance and quality assurance, which may result in delays or inadequate supply of product;
●	limitations on supply availability resulting from capacity and scheduling constraints of third-parties;
●	limitation on supply availability due to difficulties in sourcing raw materials;
●	the possible breach of manufacturing agreements by third-parties because of factors beyond our control;
●	the possible termination or non-renewal of the manufacturing agreements by the third-party, at a time that is costly or inconvenient to us; and
●	delays associated with the lack of availability of staff at third-party manufacturers.

If we do not maintain our key manufacturing relationships, we may fail to find replacement manufacturers or develop our own manufacturing capabilities, which could delay or impair our ability to obtain marketing authorization for our products. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us and there could be a substantial delay before new facilities could be qualified and registered with the FDA and other foreign regulatory authorities.

The FDA, MHRA EMA and other foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulators also inspect these facilities to confirm compliance with current good manufacturing practices, or cGMPs. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with FDA, MHRA, EMA and comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop our product candidates and market our products.

Moreover, the manufacturing of therapeutic biologics products is highly complex. Problems may arise during manufacturing for a variety of reasons, including but not limited to:

●	equipment malfunction;
●	failure to follow specific protocols and procedures;
●	changes in product specification;
●	low quality or insufficient supply of raw materials;
●	delays in the construction of new facilities or the expansion of our existing manufacturing facilities as a result of changes in manufacturing production sites and limits to manufacturing capacity due to regulatory requirements;
●	advances in manufacturing techniques;
●	physical limitations that could inhibit continuous supply; and
●	man-made or natural disasters and other environmental factors.

Products with quality issues may have to be discarded, resulting in product shortages or additional expenses. This could lead to, among other things, increased costs, lost revenue, damage to customer relationships, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before the product is released to the market, recall and product liability costs may also be incurred.

Manufacturing methods and formulation are sometimes altered through the development of drug candidates from clinical trials to approval, and further to commercialization, in an effort to optimize manufacturing processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause the drug candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay the commercialization of drug candidates and require bridging studies or the repetition of one or more clinical trials, which may result in increases in clinical trial costs, delays in drug approvals and jeopardize our ability to commence product sales and generate revenue.

We may also encounter problems with achieving adequate or clinical-grade or commercial grade products that meet FDA or other comparable regulatory agency standards or specifications, maintaining consistent and acceptable production costs, and experience shortages of qualified personnel, raw materials or key contractors, and experience unexpected damage to our facilities or the equipment in them. In these cases, we may be required to delay or suspend our manufacturing activities. We may be unable to secure temporary, alternative manufacturers for our drugs with the terms, quality and costs acceptable to us, or at all. Such an event could delay our clinical trials and/or the availability of our products for commercial sale. Moreover, we may spend significant time and costs to remedy these deficiencies before we can continue production at our manufacturing facilities.

In addition, the quality of our products, including drug candidates manufactured by us for research and development purposes and drugs manufactured by us for commercial use, depends significantly on the effectiveness of our quality control and quality assurance, which in turn depends on factors such as the production processes used in our manufacturing facilities, the quality and reliability of equipment used, the quality of our staff and related training programs and our ability to ensure that our employees adhere to our quality control and quality assurance protocol. However, we cannot assure you that our quality control and quality assurance procedures will be effective in consistently preventing and resolving deviations from our quality standards. Any significant failure or deterioration of our quality control and quality assurance protocol could render our products unsuitable for use, jeopardize any cGMP certifications we may have and/or harm our market reputation and relationship with business partners. Any such developments may have a material adverse effect on our business, financial condition and results of operations.

If our third-party manufacturer of nomacopan is unable to increase the scale of its production of nomacopan, and/or increase the product yield of its manufacturing, then our costs to manufacture the product may increase and commercialization may be slowed.

In order to produce sufficient quantities of nomacopan to meet the demand for clinical trials and subsequent commercialization, our third party manufacturer of nomacopan will be required to increase its production while maintaining the quality of the product. The transition to larger scale production could prove difficult. In addition, if our third party manufacturer is not able to optimize its manufacturing process to increase the product yield for nomacopan, or if it is unable to produce increased amounts of nomacopan while maintaining the quality of the product, then we may not be able to meet the demands of clinical trials or market demands, which could decrease our ability to generate profits and have a material adverse impact on our business and results of operation.

Risks Related to our Ordinary Shares and ADSs

Ownership of our ADSs and/or ordinary shares involves a high degree of risk.

Investing in and owning our ADSs and ordinary shares involve a high degree of risk. Shareholders should read carefully the risk factors provided within this section, as well as our public documents filed with the SEC, including the financial statements therein.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. In February 2022, Russia launched a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

We identified a material weakness in our internal control over financial reporting in 2021, and in the future, we may identify additional material weaknesses or fail to maintain an effective system of controls. If we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

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

We identified a material weakness in our internal control over financial reporting in 2021, and concluded that our internal control over financial reporting was not effective as of December 31, 2020, which resulted in an error in the accounting treatment of the RPC options, or the RPC Options. We remediated the material weakness regarding the RPC Options in 2021, which were originally recorded as a $26 million liability (as related to options and warrants), by re-classifying and re-valuing the RPC Options in the year ended December 31, 2015 (and for each subsequent year) as $22.6 million of equity (additional paid-in capital) as discussed in “Item 15. Controls and Procedures” of this Annual Report on Form 20-F. In addition, we updated our policies and procedures regarding the accounting for significant non-routine transactions, specifically to periodically re-evaluate the accounting analysis and conclusions of these transactions to ensure that the accounting conclusions reached at the inception of the transaction remain appropriate.

We cannot assure you that the measures we have taken to date and may take in the future will be sufficient to prevent or avoid potential future material weaknesses. The effectiveness of our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error, and the risk of fraud. If we are unable to prevent or avoid future material weaknesses, our ability to record, process, and report financial information accurately, and to prepare financial statements within the time periods specified by the forms of the SEC, could be adversely affected which, in turn, may adversely affect our reputation and business and the market price of our common stock. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities, and harm to our reputation and financial condition, or diversion of financial and management resources from the operation of our business.

In addition, it is possible that control deficiencies could be identified by our management or by our independent registered public accounting firm in the future or may occur without being identified. Such a failure could result in regulatory scrutiny and cause investors to lose confidence in our reported financial results, lead to a default under our current or future indebtedness and otherwise have a material adverse effect on our business, financial condition, cash flows, or results of operations.

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

If we are deemed or become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2022 or in any prior or subsequent years, there may be negative tax consequences for U.S. taxpayers that are holders of our ADSs.

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

We believe we were not a PFIC for 2021.  Because the PFIC determination is highly fact sensitive, there can be no assurance that we will not be a PFIC for 2022 or for any other taxable year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our ADSs, and such U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to such U.S. shareholder, and any gain realized on the sale or other disposition of our ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for ADSs; (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ADSs during a period when we are a PFIC will be generally subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to certain exceptions, including for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. If an investor provides reasonable notice to us that it has determined to make a QEF election, we intend to provide annual financial information to such investor as may be reasonably required for purposes of filing United States federal income tax returns in connection with such QEF election.

U.S. investors are urged to consult their own tax advisors regarding the possible application of the PFIC rules.

Our ADSs may be involuntarily delisted from trading on the Nasdaq Capital Market if we fail to comply with the continued listing requirements. A delisting of our ADSs is likely to reduce the liquidity of our ADSs and may inhibit or preclude our ability to raise additional financing.

Nasdaq requires us to meet certain financial, public float, bid price and liquidity standards on an ongoing basis in order to continue the listing of our ADSs. Generally, we must maintain a minimum amount of shareholders equity (generally $2.5 million) and a minimum closing bid price (generally $1.00). If we fail to meet any of the continuing listing requirements, our ADSs may be subject to delisting and we may become subject to delisting proceedings. If our ADSs are delisted and we are not able to list our ADSs on another national securities exchange, we expect our securities would be quoted on an over-the-counter market. If this were to occur, our shareholders could face significant material adverse consequences, including limited availability of market quotations for our ADSs and reduced liquidity for the trading of our securities. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future. There can be no assurance that an active trading market for our ADSs will develop or be sustained. We may choose to raise additional capital in order to increase our shareholders’ equity in order to meet the Nasdaq continued listing standards. Any additional equity financings may be financially dilutive to, and will be dilutive from an ownership perspective to our shareholders, and such dilution may be significant based upon the size of such financing. Additionally, we cannot assure that such funding will be available on a timely basis, in needed quantities, or on terms favorable to us, if at all.

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

Our stock price may experience substantial volatility as a result of a number of factors. The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be so in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our ADSs:

●	sales or potential sales of substantial amounts of our ordinary shares or ADSs;
●	delay or failure in initiating, enrolling, or completing clinical trials or unsatisfactory results of these trials or events reported in any of our current or future clinical trials;
●	announcements about us or about our competitors, including clinical trial results, marketing authorizations or new product introductions;
●	a serious adverse event in a clinical trial and/or a long-term safety issue;
●	developments concerning our licensors or product manufacturers;
●	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;
●	conditions in the pharmaceutical or biotechnology industries;
●	variations in our anticipated or actual operating results;
●	governmental regulation and legislation, actual or anticipated;
●	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations;

●	whether, to what extent and under what conditions the FDA, MHRA or EMA will permit us to continue developing our product candidates, if at all, and if development is continued, any reports of safety issues or other adverse events observed in any potential future studies of these product candidates;
●	adverse publicity;
●	our ability to enter into new collaborative arrangements with respect to our product candidates;
●	the terms and timing of any future collaborative, licensing or other arrangements that we may establish;
●	our ability to raise additional capital to carry through with our clinical development plans and current and future operations and the terms of any related financing arrangements;
●	the timing of achievement of, or failure to achieve, our and any potential future collaborators’ clinical, regulatory and other milestones, such as the commencement of clinical development, the completion of a clinical trial or the receipt of marketing authorization;
●	announcement of FDA, MHRA or EMA approval or non-approval of our product candidates or delays in or adverse events during the FDA, MHRA or EMA review process;
●	actions taken by regulatory agencies with respect to our product candidates or products, our clinical trials or our future sales and marketing activities, including regulatory actions requiring or leading to restrictions, limitations and/or warnings in the label of an approved product candidate;
●	uncontemplated problems in the supply of the raw materials used to produce our product candidates;
●	the commercial success of any product approved by the FDA, MHRA, EMA or any other foreign counterpart;
●	introductions or announcements of technological innovations or new products by us, our potential future collaborators, or our competitors, and the timing of these introductions or announcements;
●	market conditions for equity investments in general, or the biotechnology or pharmaceutical industries in particular;
●	we may have limited or very low trading volume that may increase the volatility of the market price of our ADSs;
●	regulatory developments in the United States and foreign countries;
●	changes in the structure or reimbursement policies of health care payment systems;
●	any intellectual property infringement lawsuit involving us;
●	actual or anticipated fluctuations in our results of operations;
●	changes in financial estimates or recommendations by securities analysts;
●	hedging activity that may develop regarding our ADSs;
●	regional or worldwide recession;
●	sales of large blocks of our ordinary shares or ADSs;
●	sales of our ordinary shares or ADSs by our executive officers, directors and significant shareholders;

●	managerial costs and expenses;
●	changes in accounting principles;
●	the loss of any of our key scientific or management personnel; and
●	natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the COVID-19 outbreak), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

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

As of April 30, 2022, our directors and executive officers, together with their affiliates and related persons, beneficially own, in the aggregate, approximately 18.2% of our outstanding ordinary shares. Our chairman Dr. Ray Prudo, beneficially owns approximately 17.6% of our outstanding ordinary shares. In addition, as of such date, and based on information provided to us by Aspire Capital, Aspire Capital beneficially owns approximately 18.6% of our outstanding ordinary shares. Accordingly, these shareholders, if acting together, or Dr. Prudo or Aspire Capital, individually, may have the ability to impact the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these persons may have the ability to influence the management and affairs of our Company. Accordingly, this concentration of ownership may harm the market price of our ADSs by:

●	delaying, deferring, or preventing a change in control;
●	entrenching our management and/or the board of directors;
●	impeding a merger, consolidation, takeover, or other business combination involving us; or
●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Future sales and issuances of our ordinary shares or ADSs or rights to purchase ordinary shares or ADSs pursuant to our equity incentive plans could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell ordinary shares (which may be represented by ADSs), convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell ordinary shares, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders. Additionally, any ordinary shares or ADSs issued pursuant to our equity incentive plan may result in material dilution to our existing shareholders.

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

Prior to January 1, 2021, the UK was part of the EU so that there was some commonality with respect to EU laws and the UK was a member of the Customs Union and the Single Market.

Since January 1, 2021 the UK is no longer part of the EU and is considered by the EU as a “third country”. The trade relationship between the EU and the UK is principally governed by a trade and co-operation agreement, or the EU-UK Trade Agreement. Alongside agreements for co-operation on economic, social, environmental and other matters, the EU-UK Trade Agreement incorporates an extensive free trade agreement that provides for zero tariffs and quotas on goods, provided that certain conditions are met. Nevertheless, additional administrative and regulatory burdens may increase costs. Following Brexit, EU laws were mostly transitioned into UK law but UK laws may diverge in future from those in the EU. Parallel regulatory regimes could result in the regulatory compliance and patent costs associated with our business increasing significantly so as to adversely affect our financial condition, results of operations and prospects. Further, our regulatory compliance costs may increase, as the UK has adopted standalone UK medicines regulations. The UK medicines regulatory regime is currently similar to EU regulations but the UK has enacted the Medicines and Medical Devices Act 2021, under which the UK may adopt changed regulations which may diverge from the EU legislative regime for medicines, their research, development and commercialization. Separate regulatory regimes will require us to comply with separate regimes in the UK and the EU, or to develop new policies and procedures or reorganize our operations, any of which could increase our compliance costs. The challenges faced by the UK following Brexit could result in an overall decline in trade and economic growth and/or an increase in economic volatility. Any of the aforementioned possible effects of Brexit, and others that we cannot anticipate, may materially adversely affect our business, financial condition, results of operations and prospects.

Provisions in our Articles of Association and under English law could make an acquisition of our Company more difficult and may prevent attempts by our shareholders to replace or remove our organization management.

Provisions in our Articles of Association may delay or prevent an acquisition or a change in management. These provisions include a staggered board and prohibition on actions by written consent of our shareholders. Although we believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if the offer might be considered beneficial by some shareholders. In addition, these provisions may frustrate or prevent any attempts by our shareholders to replace or remove then current management by making it more difficult for shareholders to replace members of the board of directors, which is responsible for appointing the members of management.

We do not anticipate paying cash dividends, and accordingly, shareholders must rely on appreciation in our ADSs for any return on their investment.

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

As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors, and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. These exemptions and leniencies, along with other corporate governance exemptions resulting from our ability to rely on home country rules, will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to U.S. domestic reporting companies. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than costs we incur as a foreign private issuer.

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

If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the United Kingdom, we will be subject to a number of rules and restrictions, including but not limited to the following: (1) our ability to enter into deal protection arrangements with a bidder will be extremely limited; (2) we may not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (3) we will be obliged to provide equality of information to all bona fide competing bidders.

Further, the Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person: (a) acquires an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carry 30% or more of our voting rights; or (b) who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% of our voting rights and does not hold shares carrying more than 50% of our voting rights, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and, depending on the circumstances, its concert parties, will be required (except with the consent of the Takeover Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interest in our shares by the acquirer or its concert parties during the previous 12 months.

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

ITEM 4.INFORMATION ON THE COMPANY

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

Capital Expenditures

We had no capital expenditures for the years ended December 31, 2021, 2020 and 2019.

B.	Business Overview

We are a clinical-stage biopharmaceutical company focused on developing advanced therapies for autoimmune and inflammatory diseases, specifically through the inhibition of the complement and leukotriene pathways. Each of these systems has scientifically well-supported causative roles in the diseases we are targeting. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases.

Our lead product candidate, nomacopan, inhibits both terminal complement activation and leukotriene B4, or LTB4. It inhibits terminal complement activation by tightly binding to C5 and preventing its cleavage. It inhibits LTB4 by capturing the fatty acid within the body of the nomacopan protein.

Nomacopan is a recombinant small protein (16,769 Da) derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, where it modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response.

Nomacopan has received orphan drug designation from the U.S. Food and Drug Administration, or the FDA, and the European Medicines Agency, or the EMA, for PNH, GBS, HSCT-TMA, and BP. Orphan drug designation provides us with certain benefits and incentives, including a period of marketing exclusivity if marketing authorization of the drug is ultimately received for the designated indication. The receipt of orphan drug designation status does not change the regulatory requirements or process for obtaining marketing approval and the designation does not mean that marketing approval will be received.

We have received Fast Track designation from the FDA for the investigation of nomacopan for the treatment of pediatric HSCT-TMA and for the treatment of PNH in patients who have polymorphisms conferring Soliris® (eculizumab) resistance and the treatment of BP. The Fast Track program was created by the FDA to facilitate the development and expedite the review of new drugs which show promise in treating a serious or life-threatening disease and address an unmet medical need. Drugs with Fast Track designation may also qualify for priority review to expedite the FDA review process, if relevant criteria are met.

Our clinical targets for nomacopan are orphan inflammatory diseases where the inhibition of both C5 and LTB4 are implicated, including BP, pediatric HSCT-TMA, and as well as both orphan and mass market inflammatory conditions in the eye and lung.

Clinical Development Programs — Past and Current

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

The data from the 15 mg once daily maintenance cohort demonstrated that subcutaneous nomacopan achieved complete complement inhibition (Elisa CH50 < 8 Eq/ml, lower limit of quantification) within the first day following an ablating dose but by day three was unable to maintain complete complement inhibition at the 24-hour trough measurement. A final cohort of 4 healthy volunteers was given 22.5 mg of nomacopan as a maintenance dose for 21 days. Complete complement inhibition was demonstrated at the end of the 21 day period of once daily dosing and there were no neutralizing antibodies detected. One volunteer receiving the nomacopan in the 30 mg 7 day cohort stopped dosing on day three due to a non-serious adverse event possibly related to antibiotics administered for meningitis prophylaxis. The trial was conducted at Hammersmith Medicines Research Ltd, in London.

BP Clinical Program

We continue to develop nomacopan in a number of indications, including ones that take advantage of the dual-acting properties of the drug to inhibit both C5 and LTB4. In patients with BP there is evidence that both C5 and LTB4 have a central role in driving the disease. Ex vivo data, from a study at Lubeck University, in BP patients showed a pronounced accumulation of LTB4 and C5 and its activation products in the inflamed skin of bullous pemphigoid disease patients.

In 2018, we opened our first site for a six-week Phase IIa open label, single-arm trial to evaluate the safety and efficacy of nomacopan in patients with mild to moderate BP. Patients entering the trial were typically on the topical steroid mometasone which was stopped by day 21. The primary endpoints of the trial were a proportion of patients reporting grade 3, 4 and 5 adverse events which are related/possibly related to nomacopan during the treatment period and secondary and other endpoints include, among others, Bullous Pemphigoid Disease Area Index (BPDAI) score.

In May 2020, we announced positive topline results from our fully recruited Phase II study of nomacopan in BP patients. The study achieved no drug-related serious adverse events with seven of nine treated patients showing a rapid and clinically significant reduction in BPDAI score. Of the seven responders, three showed an 80%+ reduction in BPDAI score and three an approximately 40% reduction in BPDAI score within six weeks of starting nomacopan. Results from the Phase II study of nomacopan in BP were published in in JAMA-Dermatology in May 2022.

We initiated a pivotal Phase III program for the treatment of BP in 2021 following the opening of an IND with the FDA and have opened the first sites for our study of nomacopan for the treatment of BP. Supply chain issues resulted in delays in the study; however, in May 2022, some sites started recruiting. Following positive FDA and EMA meetings in 2020, the pivotal trial design is in two parts, with Part A and Part B having the same structure, duration, endpoints and target population of moderate and severe BP patients.

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

In December 2019, we opened a multi-center Phase III study for the treatment of pediatric HSCT-TMA with nomacopan. The primary endpoints are focused on disease response defined primarily by renal improvement and reduced transfusion dependence. This two-part pivotal Phase III study of nomacopan in pediatric patients with HSCT-TMA is based on guidance from our end-of-Phase II meeting with the FDA. Part A of the trial is a dose confirmation study. Part B of the trial is a single arm responder-based efficacy study that will follow an interim analysis of Part A and a meeting with the FDA. As a result of the COVID-19 outbreak, we experienced delays in openings and enrollment. However, Part A of the trial in pediatric HSCT-TMA is now enrolling in Europe and the U.S. subject to the ongoing impact of COVID-19 related restrictions. We have dosed the first patients in connection with Part A of the trial.

Front And Back Of The Eye Programs

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

During the third quarter of 2018, we commenced a Phase I/II randomized, double blinded, placebo-controlled trial with an initial three patients (Part A) prior to the blinding (Part B) to evaluate the safety and efficacy of nomacopan in patients with the inflammatory mediated eye disorder AKC. In Part A of the Phase I/II study, three patients were treated with twice daily nomacopan eye drops in addition to standard of care for up to 56 days in order to establish the safety and tolerability of the drops in preparation for Part B, a randomized, double-masked placebo-controlled comparison in 16 patients. The drops were found to be comfortable and well-tolerated throughout the trial for all three patients. There were no serious adverse events reported. On that basis, the independent safety committee gave permission for the trial to proceed to Part B. Enrollment in the Part B placebo-controlled efficacy arm of the study was halted in H1 2020 due to the COVID-19 outbreak. Of the 12 patients recruited, a complete data set was available on 10 patients – two from Part A and eight from Part B. In Part B, of the eight patients recruited, six were placebo (four AKC patients and two other surface of the eye diagnosis) and two were treated with nomacopan (two AKC patients). As a first-in-eye Phase I/II study, the primary endpoint measure was safety. Aggregating data from the eight AKC patients from Part A and Part B shows no ocular treatment emergent serious adverse events during the eight-week treatment period. Nomacopan is delivered topically without preservatives and is pH neutral. A comfort score measured after each eye drop installation showed the drug was comfortable and well tolerated. Although the four nomacopan treated AKC patients achieved a higher improved mean efficacy score than the four placebo AKC patients, the patient numbers are too small to show statistical significance on efficacy measures between the two treatment groups.

During 2020 and 2021, the Company announced preclinical data comparing the therapeutic efficacy of nomacopan, long acting PAS-nomacopan, and a monoclonal anti-VEGF antibody all administered intravitreally. PAS-nomacopan was found to reduce intraocular VEGF levels by as much as the anti-VEGF antibody with 74% (p=0.04) and 68% (p=0.05) reductions respectively, compared to saline control. Furthermore, based on a clinical score measurement, inflammation increased in both the control and anti-VEGF groups by 49% and 33%, respectively, PAS-nomacopan treatment showed a 9% reduction in inflammation assessed by retinal fundoscopy (p=0.02). This therapeutic activity across multiple pathogenic pathways (VEGF, inflammation and complement) supports the potential for nomacopan as a new mode of action for the treatment of back of the eye diseases.

During the fourth quarter of 2020, the Company announced the publication of the results of a two-year research collaboration with the UCL Institute of Ophthalmology. The results showed that the therapeutic intravitreal (IVT) administration of long-acting PAS-nomacopan mitigated both the severity and progress of retinal damage in two models of autoimmune uveitis, a severe inflammatory eye disease where steroids are the primary treatment option. In addition, results showed the presence of inflammatory cells expressing both complement C5 and LTB4 receptors in retinal tissue from donor patients with uveitis as compared to healthy donor eyes. We are currently undertaking additional pre-clinical studies as part of a program to explore the potential for PAS-nomacopan as a treatment for Geographic Atrophy / Dry AMD.

During the second quarter of 2022, the Company announced positive results from two preclinical studies of investigational nomacopan in diseases of the eye. The preclinical results confirm bioavailability of PAS-nomacopan in the retina and suggest that a clinical dose interval of three months or more may be possible. Studies have shown that due to adverse effects, such as an increase in intraocular pressure and discomfort and anxiety, intravitreal, or IVT, injection of PAS-nomacopan presents a heavy burden on patients. Our preclinical results show that PAS-nomacopan has the potential to make IVT injection long-lasting in the back of the eye and may provide a three-month dosing interval that is less burdensome and thus more attractive for patients.

Pulmonary Program

We are in the early stages of exploring opportunities in inflammatory lung diseases with severe exacerbations where complement and leukotriene pathways are implicated.

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

The data show that long term self-administration of nomacopan by PNH patients:

1)Reduced transfusion dependence (the most clinically relevant efficacy endpoint) by 79% in the 14 formerly transfusion dependent patients treated with nomacopan for at least six months, with a median time since last transfusion of 13.8 months.
2)In the Phase III CAPSTONE trial, all patients dosed with nomacopan (n=4) were transfusion independent for the six-month treatment period while all patients on placebo (n=5) remained transfusion dependent, which was the primary end point of the study. The difference is statistically significant at the p=0.034 level. The active and placebo groups were very similar in terms of transfusion requirements prior to treatment.
3)The number of units of packed red blood cells (U PRBC) received per month declined in all 16 of the transfusion dependent PNH patients by 77% from a mean value of 0.91 U PRBC per month prior to treatment with nomacopan to 0.21 U PRBC per month on nomacopan3.
4)The three PNH patients who were transfusion independent prior to treatment with nomacopan remained transfusion independent on nomacopan.
5)None of the 19 PNH patients treated with nomacopan for over 30 cumulative patient-years had a reported major adverse vascular event (MAVE).
6)There has only been a single reported serious adverse event (urinary tract infection) in one patient that was considered possibly related to nomacopan. None of the patients has had a meningococcal infection reported.
7)Terminal complement activity was below the lower limit of assay quantification (10 CH50 U Equivalent/ml) in all patients at all time points measured during long-term treatment on nomacopan.

Immunogenicity

A chronic (28 day) dosing experiment in mice investigated whether daily subcutaneous administration of the expected therapeutic dose of nomacopan induces an antibody response, and whether the antibodies neutralize complement inhibition by nomacopan. The data from this chronic dosing experiment showed nomacopan was well-tolerated with no injection site allergic reactions or behavioral changes. Nomacopan can induce formation of low titre anti-drug IgG antibodies in mice after four weeks of daily inoculation, which is not uncommon, but these antibodies were not neutralizing and had no effect on nomacopan’s ability to inhibit complement.

No neutralizing antibodies have been detected, including in the healthy volunteers in the Phase Ia and Ib trials, and the PNH studies.

PAS Nomacopan

Using PASylation®, a proprietary process of XL-protein GmbH, XL-protein has modified nomacopan by adding a 600 amino acid proline/alanine/ serine (PAS) N-terminal fusion tag to generate PAS-nomacopan (68kDa). The unstructured and uncharged PAS polypeptide increases the apparent molecular size to approximately 700kDa, slowing kidney clearance and extending the half-life.

Data from mouse, rat and dog studies of PAS-nomacopan demonstrated that the expected terminal half-life in humans could be approximately 4 days. Based on these data, PK modeling supports that a once weekly dosing regimen may be feasible. In addition work in a rabbit eye model has demonstrated the potential for intravitreal dosing once as long as every three months using PAS-nomacopan.

In addition, new data in a porcine model has shown a similar PK profile for the higher concentrated formulation to be used across our subcutaneous programs. This new highly concentrated formulation with small (0.3mL) volume and water-like viscosity is intended to allow ease of administration and increased patient comfort.

Target Indications

Bullous Pemphigoid

BP is an autoimmune blistering skin disease. BP is a serious condition with significant associated morbidity and mortality. Widespread tense and hemorrhagic blisters, skin erosions and severe itching cause patients a great deal of distress and pain.

Untreated, BP may be a self-limiting disease in a proportion of patients with periods of spontaneous remissions and exacerbations. In most patients who are treated, BP remits within 1.5-5 years but may recur once medication is stopped. Patients are often admitted to hospital for initial treatment. The estimates of admission rates for patients with BP vary, but they are generally high, thus representing a significant burden and cost to the healthcare systems, as well to the patients’ and their families/careers. The severity of symptoms and lesions in BP make treatment mandatory. Corticosteroids are often administered and frequent hospital visits are needed for dose adjustments.

Older age at onset and frail general condition are poor prognostic factors. Many available treatments are associated with toxicity and may be poorly tolerated in patients with BP. It is thought that, in the elderly population, corticosteroid treatment contributes to the high mortality rate. This is due, at least in part, to the significant adverse events associated with the use of steroids, such as hypertension, diabetes, infections and osteoporosis. Management of these conditions can be difficult, and their treatment represents a significant burden. Therefore, the avoidance of systemic corticosteroids in this vulnerable group of patients is highly desirable and a safer, effective, evidence-based alternative is needed.

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

Hemopoietic Stem Cell Transplant - Thrombotic Microangiopathy (HSCT-TMA)

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

Other Indications

We are also conducting research, or have conducted research, into the use of nomacopan for the treatment of other diseases in the lung, front and back of the eye. These are all larger diseases with a high unmet need where initial data supports the potential clinical benefit of inhibiting complement C5 and leukotriene LTB4 with either nomacopan or PAS-nomacopan.

Market Opportunity in Complement Mediated Diseases

The NIH estimates that approximately 23.5 million Americans may suffer from an autoimmune disorder, although this number is almost certainly an underestimate of the actual prevalence as it includes only 24 diseases for which good epidemiology studies were available. It is estimated that an additional 1.18 million people in the US will acquire/develop an autoimmune disease every five years.  Women are 2.7 times more likely than men to develop an autoimmune disease. Researchers have identified 80 – 100 different autoimmune diseases and suspect at least 40 additional diseases of having an autoimmune basis. Patients with one autoimmune disease are at increased risk of other diseases with an autoimmune basis. These diseases are chronic and can be life-threatening. Autoimmune disease is one of the top 10 leading causes of death in female children and women in all age groups up to 64 years of age. The NIH estimates annual direct health care costs for autoimmune diseases to be in the range of $100 billion.

Both the complement and leukotriene pathways work as part of the immune system to disable and clear out foreign invaders and unwanted cells, and as such, plays an important role in the pathology of many autoimmune diseases. The term “Complement Mediated Diseases” applies to diseases and conditions where a patient’s immune system attacks and destroys healthy body tissue by mistake, causing damage through its complement component and through mediators induced by complement activation. These diseases and conditions are often rare, and include such diseases as PNH, aHUS, GBS, Myasthenia Gravis, HSCT-TMA, transplant mediated organ rejection, glomerulopathies (kidney diseases), as well as numerous other disorders. While not all complement mediated diseases will respond to a direct C5 inhibitor, like nomacopan, there is a meaningful potential market opportunity as demonstrated by

In addition to those conditions listed, where complement activity is believed to be the primary driver of disease, there are many other poorly treated diseases where in addition to complement activation other inflammatory pathways are implicated. Examples of such diseases where both the complement and leukotriene pathways are both believed to play an active role include BP, AKC, vasculitis, trauma and several severe inflammatory lung conditions.

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

Our potential competitors may have substantially greater financial, technical, and personnel resources than we do. In addition, many of these competitors have significantly greater commercial infrastructures. Our ability to compete successfully will depend largely on our ability to leverage our collective experience in drug discovery, development and commercialization to:

●	discover and develop drugs that are differentiated from other products in the market;
●	obtain patent and/or proprietary protection for our product candidates and technologies;
●	obtain required marketing authorizations;

●	commercialize our product candidates ourselves and/or through partners, if approved; and
●	attract and retain high-quality personnel, including those with research, development and commercial skills.

There has been a broad research effort in complement-based therapy to date, with eculizumab being the first therapy approved that directly inhibits C5. Although there is currently less research and development effort in the leukotriene field there are approved leukotriene inhibitors used as a treatment for severe asthma. However, we are aware of certain other companies and academic institutions that are continuing their efforts to discover and develop alternate complement and/or C5 inhibitors, including Alexion Pharmaceuticals, a subsidiary of AstraZeneca, Apellis, Omeros, Chemocentryx, and UCB.

Sales and Marketing

Because we have been focused on discovery and development of drugs, we currently have limited sales, marketing and distribution capabilities in order to commercialize nomacopan or any approved product candidates. If our lead product candidate nomacopan is approved, we intend either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize nomacopan, or to outsource some or all of this function to third parties. We may take different approaches to commercialization in different geographies.  We will adopt a similar strategy for the other compounds in our pipeline.

Manufacturing

We currently employ third-party contract manufacturers, or CDMOs, which manufacture in accordance with current good manufacturing practice requirements, for investigational medical products, including active pharmaceutical ingredients, drug substance and drug products for our preclinical research and clinical studies for nomacopan. Analytical methods have been established and qualified for release testing of drug substance and drug products. We have successfully manufactured nomacopan drug substance and drug product batches in 2016 and manufactured multiple lots of nomacopan in 2018, 2019, 2020, 2021 and year to date 2022.

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on CMOs for the manufacture of nomacopan and any other product candidates that we may develop for larger scale preclinical and clinical testing, as well as for commercial quantities of any product candidates that are approved.

In January 2021, we announced that the FDA has agreed, via a Type C meeting, to the clinical use of nomacopan derived from a next generation manufacturing process. This process increases the final yield of nomacopan at least 5-fold, compared to the previous manufacturing process, which may significantly decrease future commercial cost of goods and reduce the cost of ongoing Phase II/III and future clinical development programs for nomacopan.

We have experienced delays in patient recruitment in BP due to supply chain issues with a third party supplier. In May 2022, we received a final report regarding the matter. As of the date of this Annual Report on Form 20-F, we have resolved such issues, and we do not anticipate further delays at this time.

As a result, we may encounter disruptions in the supply chain of nomacopan which could negatively impact our ability to supply our drug product to clinical trial sites, delaying clinical studies.

Intellectual Property

We will be able to protect our technology and products from unauthorized use by third parties only to the extent it is covered by valid and enforceable patents or is effectively maintained as trade secrets. Patents and other proprietary rights are thus an essential element of our business.

Our success will depend in part on our ability to obtain and maintain proprietary protection for our product candidates, technology, and know-how, to operate without infringing on the proprietary rights of others, and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions, and improvements that are important to the development of our business and defending our patent applications and patents if they are subjected to challenge by a third party. We also rely on trade secrets, know-how, continuing technological innovation, and in-licensing opportunities to develop and maintain our proprietary position.

We own or have exclusive rights to patents and patent applications based on 15 international patent applications. This includes eight United States patents, eight patents granted by the European Patent Office and foreign issued patents in other jurisdictions. This further includes pending patent applications in the United States and other jurisdictions. Our patents and patent applications relate to the complement C5 inhibitor protein nomacopan and to its use in the treatment of key disease indications, as well as to nomacopan variants, and histamine binding proteins. Our current patent portfolio includes granted patents in the jurisdictions of United States, Canada, major European countries, Japan, China, Brazil, Israel, Hong Kong, Mexico, Russia, Australia, New Zealand and pending applications in the jurisdictions of United States, Canada, Europe, Japan, China, Brazil, Israel, Republic of Korea, Australia and New Zealand.

Issued patents in the US and other countries which cover our product candidate nomacopan and its uses will expire between 2024 and 2035, excluding any patent term extensions that might be available following the grant of marketing authorizations. We have pending patent applications for our product candidate nomacopan and its uses that, if issued, would expire in the United States and in countries outside of the United States between 2024 and 2040, excluding any patent term adjustment that might be available following the grant of the patent and any patent term extensions that might be available following the grant of marketing authorizations. These patent and patent applications relate to subject matters including: complement inhibitor molecule; methods for treating myasthenia gravis; methods for treating peripheral nerve disorders; methods for treating respiratory disorders; methods for treating viral infections of the respiratory tract; methods of treating complement-mediated diseases in patients with C5 polymorphisms, methods of treating acute graft versus host disease; methods of treating cicatrizing eye inflammatory disorders; methods of treating autoimmune blistering diseases; methods of treating rheumatic diseases; methods of treating proliferative retinal diseases; methods of treating HSCT-TMA, and nomacopan variants lacking C5 or LTB4 binding. If we are unable to obtain, maintain, defend and enforce patent and other intellectual property rights for our technologies and product candidate nomacopan, or if the scope of the patent and other intellectual property rights obtained is not sufficiently broad, our competitors and other third parties could develop and commercialize technology, biologics and/or biosimilars similar or identical to ours, and erode or negate any competitive advantage that we may have, which could harm our business and ability to achieve profitability.

We can provide no assurance that our patent applications or those of our licensors will result in additional patents being issued or that issued patents will afford sufficient protection against competitors with similar technologies, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties. Even issued patents may later be found unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep competitive advantage. Composition-of-matter patents on the biological or chemical active pharmaceutical ingredients are generally considered to offer the strongest protection of intellectual property and provide the broadest scope of patent protection for pharmaceutical products, as such patents provide protection without regard to any method of use or any method of manufacturing. While we have issued composition-of-matter patents in the United States and other countries for nomacopan, we cannot be certain that the claims in our issued composition-of-matter patents will not be found invalid or unenforceable if challenged. We cannot be certain that the claims in any patent applications covering composition-of-matter or formulations of our product candidates that are pending, or that we may file, will be considered patentable by the United States Patent and Trademark Office, or USPTO, and courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in our issued composition-of-matter patents will not be found invalid or unenforceable if challenged. Even if any patent applications that we may file relating to specific formulations of our product candidates issue as patents, formulation patents protect a specific formulation of a product and may not be enforced against competitors making and marketing a product that has the same active pharmaceutical ingredient in a different formulation. Method-of-use patents protect the use of a product for the specified method or for treatment of a particular indication. This type of patent may not be enforced against competitors making and marketing a product that has the same active pharmaceutical ingredient for use in a method not claimed by the patent. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement may be difficult to prevent or prosecute. Also, as is the case for composition-of-matter patents, we cannot be certain that the claims in our issued method-of-use patents will not be found invalid or unenforceable if challenged. We cannot be certain that the claims in any patent applications covering methods of using our product candidates that are pending, or that we may file, will be considered patentable by the United States Patent and Trademark Office, or USPTO, and courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in our issued method-of-use patents will not be found invalid or unenforceable if challenged.

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

U.S. Drug Development Process

In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and in the case of biologics, also under the Public Health Service Act, or PHSA, and implementing regulations. The process of obtaining marketing authorizations and the subsequent compliance with applicable federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, requesting product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug or biologic may be marketed in the U.S. generally involves the following:

●	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices or other applicable regulations;
●	submission to the FDA of an IND which must become effective before human clinical trials may begin;
●	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices to establish the safety and efficacy of the proposed drug for its intended use;
●	submission to the FDA of an NDA or BLA;
●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practice, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and
●	FDA review and approval of the NDA or BLA.

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

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

●	Phase I: The product candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing may be conducted in patients.
●	Phase II: This phase involves studies in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.
●	Phase III: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product candidate and provide, if appropriate, an adequate basis for product labeling.

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

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA. Safety reports must be submitted to the FDA and the investigators 15 calendar days after the trial sponsor determines that the information qualifies for reporting. The sponsor also must notify FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than 7 calendar days after the sponsor’s initial receipt of the information. Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov.

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

U.S. Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling, and other relevant information are submitted to the FDA as part of an NDA or BLA requesting approval to market the product. The submission of an NDA or BLA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. Within sixty days of receipt, the FDA initially reviews all NDAs and BLAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept a NDA or BLA for filing. In this event, the NDA or BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. FDA may refer the NDA or BLA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The approval process is lengthy and often difficult, and the FDA may refuse to approve an NDA or BLA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. The FDA reviews a BLA to determine, among other things whether the product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. Before approving an NDA or BLA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA may issue a complete response letter, which may require additional clinical or other data or impose other conditions that must be met in order to secure final approval of the NDA or BLA, or an approval letter following satisfactory completion of all aspects of the review process. The applicant may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, withdraw the application, or, in the case of an NDA, request an opportunity for a hearing. The applicant also may request resolution of any dispute concerning the CRL. If the FDA denies approval of a BLA, the applicant may request, and FDA must issue, a notice of opportunity for hearing.

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

If a product receives marketing authorization, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require a sponsor to conduct Phase IV testing which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA or BLA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized.

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

Regulation and Marketing Authorization in the European Union

The process governing approval of medicinal products in the European Union follows essentially the same lines as in the United States and, likewise, generally involves satisfactorily completing each of the following:

●	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable EU Good Laboratory Practice regulations;
●	submission to the relevant national authorities of a clinical trial application, or CTA, which must be approved before human clinical trials may begin;
●	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication
●	submission to the relevant competent authorities of a MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;
●	satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced current cGMP;
●	potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and
●	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

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

Clinical Trial Approval

Clinical trials in the European Union are governed by the Clinical Trials Regulation, (EU) No 536/2014, or the CT Regulation. The CT Regulation was adopted in 2014 and replaces the Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are identical throughout the European Union, the new EU clinical trials legislation was passed as a “regulation” that is directly applicable in all EU member states. All clinical trials performed in the European Union are required to be conducted in accordance with the CT Regulation. Although the CT Regulation entered into force on June 16, 2014 the timing of its application depended on the development of a fully functional Clinical Trial Information System (CTIS), which had to be confirmed by an independent audit. After the process was delayed several times for various reasons, the audit eventually took place in 2021, and the European Commission published the respective notice on July 31, 2021. As a result, the CT Regulation has become applicable on January 31, 2022, with the CTIS going live on the same day.

The New CT Regulation aims to harmonize, simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the CT Regulation include:

●	A streamlined application procedure via a single-entry point, the EU portal.

●	A single set of documents to be prepared and submitted for the application as well as simplified reporting procedures that will spare sponsors from submitting broadly identical information separately to various bodies and different member states.
●	A harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed jointly by all member states concerned. Part II is assessed separately by each member state concerned.
●	Strictly defined deadlines for the assessment of clinical trial application.
●	The involvement of the ethics committees in the assessment procedure in accordance with the national law of the member state concerned but within the overall timelines defined by the New CT Regulation.

Before the CT Regulation became applicable, requirements for the conduct of clinical trials in the EU were regulated by the Clinical Trials Directive 2001/20/EC and the GCP Directive 2005/28/EC. To some extent, these legal frameworks may continue to be applicable under the transitional provisions of the CT Regulation. These transitional provisions allow that where the request for authorization of a clinical trial had been submitted before January 31, 2022 pursuant to the Clinical Trials Directive, that clinical trial shall continue to be governed by the Clinical Trials Directive for three more years, and where the request for authorization of a clinical trial is submitted within 12 months from January 31, 2022, it may be started in accordance with Articles 6, 7 and 9 of the Clinical Trials Directive 2001/20/EC and in that case shall continue to be governed by the Clinical Trials Directive for three more years (i.e. until January 31, 2025).

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

Pursuant to Regulation (EC) No 726/2004, this procedure is mandatory for:

●	medicinal products developed by means of one of the following biotechnological processes:
●	recombinant DNA technology;
●	controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells; and
●	hybridoma and monoclonal antibody methods;
●	advanced therapy medicinal products as defined in Article 2 of Regulation (EC) No. 1394/2007 on advanced therapy medicinal products;
●	medicinal products for human use containing a new active substance that, on the date of effectiveness of this regulation, was not authorized in the European Union, and for which the therapeutic indication is the treatment of any of the following diseases:
●	acquired immune deficiency syndrome;

●	cancer;
●	neurodegenerative disorder;
●	diabetes;
●	auto-immune diseases and other immune dysfunctions; and
●	viral diseases; and
●	medicinal products that are designated as orphan medicinal products pursuant to Regulation (EC) No 141/2000.

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

Enhanced Pathways

Enhanced pathways including a potential rolling review of clinical data by EMA have become more common during the COVID-19 pandemic, but significant requirements have to be met to benefit from such enhanced or facilitated pathways to approval.

Market Authorizations Granted by Authorities of EU Member States

In general, if the centralized procedure is not followed, there are three alternative procedures as prescribed in Directive 2001/83/EC:

●	The decentralized procedure allows applicants to file identical applications to several EU member states and receive simultaneous national approvals based on the recognition by E.U. member states of an assessment by a reference member state.
●	The national procedure is only available for products intended to be authorized in a single EU member state.
●	A mutual recognition procedure similar to the decentralized procedure is available when a marketing authorization has already been obtained in at least one EU member state.

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

Regulatory Requirements after a Marketing Authorization Has Been Obtained

If we obtain authorization for a medicinal product in the European Union, we will be required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products.

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

Marketing and Promotion

The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union under Directive 2001/83/EC and Member States’ national law implementing it. The applicable regulations aim to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims authorized by the EMA or by the competent authority of the authorizing member state. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.

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

A six-month pediatric extension of an SPC may be obtained where the patentee has carried out an agreed pediatric investigation plan, the authorized product information includes information on the results of the studies and the product is authorized in all member states of the EU. The six-month pediatric extension of SPCs is not available for medicinal products that are designated as orphan medicinal products, as such products benefit from a separate two-year pediatric extension of orphan status and exclusivity. The six-month pediatric extension of SPCs is, however, available for medicinal products which were originally designated as orphan medicinal products but were subsequently (voluntarily) removed from the EU’s Community Register of Orphan Medicinal Products; according to a first instance court judgment, an SPC pediatric extension is also available where a designation as orphan drug had been sought but never granted.

On July 1, 2019, EU Regulation 2019/933 entered into force. The Regulation introduced manufacturing waivers for exporting and stockpiling active pharmaceutical ingredients and medicinal products. If certain requirements are met, those actions are now exempted from SPC protection. The patent reform of 2012 that laid the ground for the creation of unitary patent protection in the EU did not explicitly provide for a “unitary SPC”. To ensure that companies which choose unitary patent protection can benefit from the SPC extension, the European Commission is working on the articulation of unitary patent protection and SPC legislation.

UK Regulation

From January 1, 2021, EU law no longer directly applies in the UK. The UK has adopted existing EU medicines regulation as standalone UK legislation with some amendments to reflect procedural and other requirements with respect to marketing authorizations and other regulatory provisions.

In order to market medicines in the UK, manufacturers must hold a UK marketing authorization. Applications may be made through several national routes including the 150-day assessment for national applications and rolling review for marketing authorizations. For a period of two years from January 1, 2021, as part of the application for a UK marketing authorization, Great Britain may rely on a decision taken by the European Commission on the approval of new marketing authorizations in the centralized community marketing authorization procedure (EC Decision reliance Procedure). Such applications must include all information provided to the EMA during the relevant licensing procedure including the final CHMP opinion and must also state whether the applicant intends to apply for orphan designation in the UK. The UK has the power to take into account marketing authorizations made under the EU decentralized and mutual recognition procedures.

UK medicines legislation is subject to future regulatory change under the Medicines and Medical Devices Act 2021. This act sets out a new framework for the adoption of medicines regulation.

Different rules will apply in Northern Ireland following implementation of the Northern Ireland Protocol. In Northern Ireland, EU central marketing applications will continue to apply.

The EU-UK Trade Agreement contains an Annex in relation to medicinal products with the objective of facilitating availability of medicines, promotion of public health and consumer protection in respect of medicinal products between the UK and the EU. The Annex provides for mutual recognition of Good Manufacturing Practice (GMP) inspections and certificates, meaning that manufacturing facilities do not need to undergo duplicate inspections for the two markets. The Annex establishes a Working Group on Medicinal Products to deal with matters under the EU-UK Trade Agreement, facilitate co-operation and for the carrying out of technical discussions. It is expected that further bilateral discussions will continue with respect to regulatory areas not the subject of the EU-UK Trade Agreement, including pharmacovigilance. The EU-UK Trade Agreement also does not include reciprocal arrangements for the recognition of batch testing certification. The UK has listed approved countries, including the EEA which will enable UK importers and wholesales to recognize certain certification and regulatory standards. The UK’s acceptance of batch testing done in EEA countries will be reviewed before December 31, 2022 and a two-year notice period will be given in the case of changes. The European Commission has not adopted such recognition procedures.

The separate UK authorization system, albeit with transitional recognition procedures in the UK, will lead to additional regulatory costs. In addition, additional regulatory costs will be incurred with respect to the lack of mutual recognition of batch testing and related regulatory measures.

Foreign Regulation

In addition to regulations in the United States, the European Union and the UK, we will be subject to a variety of other foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA, EMA or MHRA approval for a product, we must obtain approval by the comparable regulatory authorities of other countries or areas before we may commence clinical trials or market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA, EMA or MHRA approval.

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

On January 20, 2017, Former President Trump took office as the President of the United States. Former President Trump has stated that he intends to “repeal and replace” the Affordable Care Act, and Congress has taken initial steps to repeal the law. In December 2017, Congress passed and the Former President signed into law tax reform legislation that made significant changes to the Affordable Care Act including the repeal of the “individual mandate” that was in place to strongly encourage broad participation in the health insurance markets. Given these changes and other statements of political leaders, we cannot predict the ultimate impact on the Affordable Care Act and the subsequent effect on the pharmaceutical industry at this time. In the fourth quarter of 2018, the Trump Administration announced initiatives that it asserted are intended to result in purportedly lower drug prices. The first initiative, announced on October 15, 2018, involved the plan to a new federal regulation that would require pharmaceutical manufacturers to disclose the list prices of their respective prescription drugs in their television advertisements for their products if the list price is greater than $35 USD. With respect to the second initiative, on October 25, 2018, the Centers for Medicaid and Medicare Services gave Advance Notice of Proposed Rulemaking to propose the implementation of an “International Pricing Index” model for Medicare Part B drugs and biologicals (single source drugs, biologicals, and biosimilars). Public comments were due on December 31, 2018 with a proposed rule theoretically being offered as early as Spring 2019 with target implementation of a five year pilot program beginning in Spring 2020. While these initiatives have not been put into effect, we are not in a position to know at this time whether they will ever become law or what impact the enactment either of these proposals would have on our business.

On October 25, 2018, the Centers for Medicaid and Medicare Services gave Advance Notice of Proposed Rulemaking to propose the implementation of an “International Pricing Index” model for Medicare Part B drugs and biologicals (single source drugs, biologicals, and biosimilars). Public comments were due on December 31, 2018 with a proposed rule theoretically being offered as early as Spring 2019 with target implementation of a 5 year pilot program beginning in Spring 2020. In December 2020, the U.S. District Courts granted temporary nationwide injunctions for the drug pricing model proposed to be effective January 1, 2021, precluding its implementation. In November 2020, Joseph Biden was elected President and, in January 2021, the Democratic Party obtained control of the Senate. In December 2021, the CMS published a final version of the proposed rule, and in January 2022, the Biden administration pulled back the implementation of the proposed rule. We are not able to state with certainty what the impact of these changes will have on our business with regard to these drug pricing initiatives.

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

On December 13, 2021, a new Regulation on HTA on EU level was adopted, Regulation (EU) 2021/2282 of the European Parliament and of the Council of December 15, 2021 on health technology assessment and amending Directive 2011/24/EU (HTA Regulation).

With the “European Network for Health Technology Assessment, “EUnetHTA21” a consortium of thirteen EUnetHTA member organizations has now been commissioned to prepare the implementation of the EU HTA Regulation and thus the future binding joint HTA work.

The regulation covers new medicines and certain new medical devices, “providing the basis for permanent and sustainable cooperation at the EU level for joint clinical assessments in these areas.” Member states will be able to use common HTA tools, methodologies and procedures across the EU, working together in four main areas: 1) joint clinical assessments focusing on the most innovative health technologies with the most potential impact for patients; 2) joint scientific consultations whereby developers can seek advice from HTA authorities; 3) identification of emerging health technologies to identify promising technologies early; and 4) continuing voluntary cooperation in other areas.

Individual member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

The HTA Regulation enters into force on January 11, 2022, and will become applicable three years later, i.e. on January 12, 2025.

U.S. Healthcare Reform and Other U.S. Healthcare Laws

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal healthcare laws, including those commonly referred to as “fraud and abuse” laws have been applied in recent years to restrict certain marketing practices in the pharmaceutical industry. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the U.S. federal government and the states in which we conduct our business. The laws that may affect our ability to operate include the following:

●	The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. This statute has been interpreted to apply broadly to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other. In addition, PPACA amended the Social Security Act to provide that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. A conviction for violation of the Anti-Kickback Statute requires mandatory exclusion from participation in federal health care programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and those activities may be subject to scrutiny or penalty if they do not qualify for an exemption or safe harbor.
●	The federal civil False Claims Act, or FCA, prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. This statute also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as FCA defendants in addition to the corporations. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $5,500 to $11,000 per false claim or statement ($11,665 to $23,331 per false claim or statement for penalties assessed after June 19, 2020). Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.
●	The federal False Statements Statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services.
●	The federal Civil Monetary Penalties Law authorizes the imposition of substantial civil monetary penalties against an entity, such as a pharmaceutical manufacturer, that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment.
●	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
●	The majority of states also have statutes similar to the federal anti-kickback law and false claims laws that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, that apply regardless of whether the payer is a government entity or a private commercial entity.
●	The federal Open Payments (Physician Payments Sunshine Act) program requires manufacturers of products for which payment is available under Medicare, Medicaid or the State Children’s Health Insurance Program, to track and report annually to the federal government (for disclosure to the public) certain payments and other transfers of value made to physicians and teaching hospitals as well as disclosure of payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations. In addition, several U.S. states and localities have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, and/or make periodic public disclosures on sales, marketing, pricing, clinical trials, and other activities. Other state laws prohibit certain marketing-related activities including the provision of gifts, meals or other items to certain healthcare providers. Many of these laws and regulations contain ambiguous requirements that government officials have not yet clarified. Given the lack of clarity in the laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent federal and state laws and regulations.

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

The PPACA was adopted in the U.S. in March 2010. This law substantially changes the way healthcare is financed by both governmental and private insurers in the U.S., and significantly impacts the pharmaceutical industry. PPACA contains a number of provisions that are expected to impact our business and operations. Changes that may affect our business include those governing enrollment in federal healthcare programs, reimbursement changes, rules regarding prescription drug benefits under the health insurance exchanges, expansion of the 340B program, expansion of state Medicaid programs, and fraud and abuse and enforcement. These changes will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program.

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

As of December 31, 2021, we had nine full-time employees.

C.	Organizational Structure

Our corporate structure consists of Akari Therapeutics Plc and four subsidiaries, one of which is an indirect subsidiary. The following is a list of our subsidiaries:

			%
Name of Subsidiary	Jurisdiction	Activity	Holding
Volution Immuno Pharmaceuticals SA	Switzerland	Research & Development	100%

Celsus Therapeutics Inc.	Delaware, USA	Inactive	100%

Morria Biopharma Ltd	Israel	Inactive	100%

Akari Malta Limited	Malta	Research & Development	100%

D.	Property, Plant and Equipment

We do not currently own any property.

We currently lease office space in New York, New York on a short term basis for approximately $3,000 per month.

We also lease office space in London, England on a short-term basis for approximately $12,200 per month.

Item 4A.UNRESOLVED STAFF COMMENTS

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

Overview

We are a clinical-stage biopharmaceutical company focused on developing treatments for autoinflammatory diseases involving the complement (C5) and leukotriene (LTB4) pathways. Our activities since inception have consisted of performing research and development activities and raising capital. Each of these pathways has scientifically well-supported causative roles in the diseases we are targeting. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases.

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

Our clinical targets for nomacopan are orphan inflammatory diseases where the inhibition of both C5 and LTB4 are implicated, including BP, pediatric HSCT-TMA, and as well as both orphan and mass market inflammatory conditions in the eye and lung.

In February and March 2020, we sold to certain accredited and institutional investors, led by some of our existing investors, including Dr. Ray Prudo, our Chairman, an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million. We also entered into a letter agreement with Paulson Investment Company, LLC, or the Placement Agent, to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the investors and the Placement Agent unregistered warrants to purchase 2,810,136 ADSs at $2.20 per ADS and 449,623 ADSs at $2.55 per ADS, respectively. See “Liquidity and Capital Resources –2020 Private Placements”.

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

In July 2021, we sold to certain accredited and institutional investors, led by some of our existing investors, including Praxis Trustees Limited as trustee of Sonic Healthcare Holding Company EFRBS which is beneficially owned by Dr. Ray Prudo, the Company’s Chairman, an aggregate of 7,947,529 ADSs in a private placement at $1.55 per ADS for aggregate gross proceeds of approximately $12.3 million. We also entered into a letter agreement with Paulson Investment Company, LLC, or the Placement Agent, to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the Placement Agent unregistered warrants to purchase 398,384 ADSs at $2.32 per ADS. See “Liquidity and Capital Resources – 2021 Private Placements”.

In December 2021, we sold to certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, an aggregate of 4,311,019 ADSs in a registered direct offering, or the 2021 Registered Offering, at $1.40 per ADS for aggregate gross proceeds of approximately $6 million. We also entered into a letter agreement with Paulson Investment Company, LLC, or the Placement Agent, to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the investors and the Placement Agent registered warrants to purchase 2,155,507 ADSs at $1.65 per ADS and 172,441 ADSs at $1.75 per ADS, respectively. See “Liquidity and Capital Resources – 2022 Registered Direct Offering”.

In March 2022, we sold to certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, an aggregate of 7,440,833 ADSs in a registered direct offering, or the 2022 Registered Offering, at $1.20 per ADS for aggregate gross proceeds of approximately $8.9 million. We also entered into a letter agreement with Paulson Investment Company, LLC, or the Placement Agent, to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the investors and the Placement Agent registered warrants to purchase 3,720,409 ADSs at $1.40 per ADS and 297,633 ADSs at $1.50 per ADS, respectively. See “Liquidity and Capital Resources – 2022 Registered Direct Offering”.

Impact of COVID-19 Outbreak

The situation surrounding the COVID-19 pandemic, including the mutation of variants, continues to remain fluid globally and we continue to manage ongoing challenges associated with the pandemic as they relate to operations. The potential for a material impact on our business, financial condition and results of operation remains a risk. We cannot reasonably estimate with any degree of certainty any future impact of COVID-19. Pandemics such as this can adversely impact our business as a result of disruptions, such as travel bans, quarantines, staffing shortages, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials.

Moreover, as a result of COVID-19, there is a general unease of conducting certain non-critical activities in medical centers. For example, while now open for enrollment, prior clinical trials have been halted or delayed due to COVID-19. The extent to which COVID-19 impacts operations will depend on future developments, including the scope of any new virus mutations and outbreaks, the nature of government public health guidelines and the public’s adherence to those guidelines, the rate of individuals becoming fully vaccinated and the public’s adherence to guidelines to receive booster vaccinations, and the extent to which new lockdowns may be needed or are required in particular countries, including China. In particular, the continued spread of COVID-19 globally could adversely impact our operations and workforce, including research and clinical trials and the ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates, and could result in the inability of suppliers to deliver components or raw materials, including drug product and drug substance, on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

Results of Operations

For the Years Ended December 31, 2021 and December 31, 2020

Research and development expenses

Research and development expenses for the year ended December 31, 2021 were approximately $9,133,000 compared to approximately $8,820,000 for the year ended December 31, 2020. This represents an increase in research and development expenses of 4% or $313,000.

We expect our clinical expenses to increase in the future as we conduct additional trials to support the development of nomacopan, and advance other product candidates into pre-clinical and clinical development.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2021 were approximately $8,081,000 compared to approximately $9,161,000 for the year ended December 31, 2020. This 12% or $1,080,000 decrease was primarily due to a one-time non-cash financing expense of approximately $900,000 related to the 2020 Purchase Agreement with Aspire Capital.

We expect our general and administrative expenses to increase due to increased legal, accounting and professional fees associated with being a publicly reporting company in the United States and rental expense associated with offices in the United States and London to support the Company’s operations and anticipated growth.

Other Income (expenses)

Other expense for the year ended December 31, 2021 was approximately $210,000 compared to other income of $899,000 for the year ended December 31, 2020. This change was primarily attributed to the reclassification of warrant liabilities to equity under ASC 815-40-25 as of December 8, 2020, resulting in no recorded gain or loss related to the fair value of these warrants in 2021, compared to approximately $557,000 of gain related to the fair value of these warrants liabilities in 2020, and foreign exchange losses in 2021 of approximately $193,000 compared to foreign exchange losses of $351,000 in 2020.

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

B.	Liquidity and Capital Resources

At December 31, 2021, we had $9,361,270 in cash and an accumulated deficit in the amount of $199,705,048. Since inception, we have funded our operations primarily through the sale of equity securities.

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

In February 2020, we sold to certain accredited and institutional investors, led by some of our existing investors, including our Chairman Dr. Ray Prudo, an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million. We also entered into a letter agreement with the Placement Agent to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the investors and the Placement Agent unregistered warrants to purchase 2,810,136 ADSs at $2.20 per ADS and 449,623 ADSs at $2.55 per ADS, respectively.

In June 2020, we entered into a Purchase Agreement with Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of our ADSs beginning on the effective date of a registration statement related to the transaction. To date, we have sold to Aspire Capital a total of approximately $8 million of ADSs and $22 million of the original purchase commitment remains available for draw down under the 2020 Purchase Agreement. See “Aspire Capital Financing Arrangements – 2020 Purchase Agreements” below.

In July 2021, we sold to certain accredited and institutional investors, led by some of our existing investors, including Praxis Trustees Limited as trustee of Sonic Healthcare Holding Company EFRBS which is beneficially owned by Dr. Ray Prudo, the Company’s Chairman, an aggregate of 7,947,529 ADSs in a private placement at $1.55 per ADS for aggregate gross proceeds of approximately $12.3 million. We also entered into a letter agreement with Paulson Investment Company, LLC, or the Placement Agent, to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the Placement Agent unregistered warrants to purchase 398,384 ADSs at $2.32 per ADS.

In December 2021, we sold to certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 4,311,019 ADSs in a registered direct offering at $1.40 per ADS for aggregate gross proceeds of approximately $6 million. We also entered into a letter agreement with Paulson Investment Company, LLC, or the Placement Agent, to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the investors and the Placement Agent registered warrants to purchase 2,155,507 ADSs at $1.65 per ADS and 172,441 ADSs at $1.75 per ADS, respectively.

In March 2022, we sold to certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 7,440,833 ADSs in a registered direct offering at $1.20 per ADS for aggregate gross proceeds of approximately $8.9 million. We also entered into a letter agreement with Paulson

Investment Company, LLC, or the Placement Agent, to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the investors and the Placement Agent registered warrants to purchase 3,720,409 ADSs at $1.40 per ADS and 297,633 ADSs at $1.75 per ADS, respectively.

We believe our current capital resources are sufficient to support our operations into December 2022 without giving effect to the sale of additional shares to Aspire Capital under the 2020 Purchase Agreement.

We are subject to a number of risks similar to those of clinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with clinical trials of products, dependence on third-party collaborators for research operations, need for marketing authorization of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies. We are closely monitoring ongoing developments in connection with the COVID-19 pandemic, which has resulted in the halting of and disruptions to our ongoing clinical trials and may negatively impact our ability to raise capital. To fully execute our business plan, we will need, among other things, to complete our research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future.

For the twelve months ended December 31, 2021, we reported a net loss of $17,424,237 and we expect to continue to incur substantial losses over the next several years during our development phase. To fund our capital needs, we plan to raise additional funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales of commercial products. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution.

These additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Specifically, the COVID-19 pandemic has disrupted global financial markets, and may limit our ability to access capital, which could in the future negatively affect our liquidity. Therefore, there can be no assurance that we will be successful in obtaining an adequate level of financing needed for our research and development efforts and clinical and regulatory activities, which may take several years and will require significant operating and capital expenditures in the foreseeable future. If we are unable to raise sufficient capital resources, we will not be able to continue the development of all of our products, or may be required to delay part of our development programs and significantly reduce our activities in order to maintain our operations. These matters raise substantial doubt about our ability to continue as a going concern. Our independent registered public accounting firm, in its report on our audited financial statements for the year ended December 31, 2021 expressed substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if we were unable to continue as a going concern.

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

Under the 2020 Purchase Agreement, after the SEC has declared effective the registration statement referred to above, on any trading day selected by us, we have the right, in our sole discretion, to present Aspire Capital with a purchase notice, each, a Purchase Notice, directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $30.0 million of our ADSs in the aggregate at a per share price, or the Purchase Price, equal to the lesser of:

●	the lowest sale price of our ADSs on the purchase date; or

●	the arithmetic average of the three (3) lowest closing sale prices for the ADSs during the ten (10) consecutive business days ending on the business day immediately preceding such Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

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

To date, we have sold to Aspire Capital a total of approximately $8 million of ordinary shares and $22 million of the original purchase commitment remains available for draw down under the Purchase Agreement.

Cash Flows

Net cash used in operating activities was $18,847,000 during the year ended December 31, 2021 compared to $16,950,000 during the year ended December 31, 2020. Net cash flow used in operating activities was primarily attributed to our ongoing research activities to develop nomacopan, including manufacturing, clinical trial and preclinical activities as well as to our general and administrative activities. During the twelve months ended December 31, 2021, we received research and development tax credits in the amount of approximately $3,067,000 compared to research and development tax credits of approximately $3,372,000 during the twelve months ended December 31, 2020.

Net cash used in operating activities was $16,950,000 during the year ended December 31, 2020 compared to $12,918,000 during the year ended December 31, 2019. Net cash flow used in operating activities was primarily attributed to our ongoing research activities to support nomacopan, including manufacturing, clinical trial and preclinical activities.

There was no net cash provided by or used in investing activities during the years ended December 31, 2021, 2020 and 2019.

Net cash provided by financing activities, after related expenses, was approximately $14,293,000 during the twelve months ended December 31, 2021. This was from net proceeds from our 2021 Private Placements in the approximate amount of $11,179,000, issuance of shares to Aspire Capital under the Purchase Agreement in the approximate amount of $1,994,000 and proceeds received prior to closing in connection with the 2021 Registered Direct Offering of approximately $1,120,000 during the twelve months ended December 31, 2021.

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

Net cash provided by financing activities was $12,648,000 during the year ended December 31, 2019 related to draw downs under the Aspire Capital Financing Arrangement and proceeds from the 2019 Registered Direct Offering.

Contractual Obligations

We do not have any significant contractual obligations as of December 31, 2021. We lease office space in London, UK and New York, NY on a short-term basis.

C.	Research and Development, Patents and Licenses

Our research and development expenditures were approximately $9,133,000, $8,820,000 and $8,739,000 for the years ended December 31, 2021, 2020 and 2019 respectively. Most of such research and development expenditures were in the form of payments to third parties to carry out our manufacturing, pre-clinical and clinical research activities.

We incurred the following research and development expenses for the years ended December 31, 2021, 2020 and 2019:

	Years ended
	December 31,
	(in $000’s)
	2021	2020	2019
Direct Expenses:
Nomacopan	$3,970	$4,363	$6,699
Clinical trials	4,517	4,281	5,142
Other	586	626	1,108
Total direct expenses	$9,073	$9,270	$12,949

Indirect Expenses:
Staffing	2,267	2,348	2,441
Other indirect	860	574	1,257
Total indirect expenses	$3,127	$2,922	$3,698
Tax credits	(3,067)	(3,372)	(7,907)
Total Research and Development	$9,133	$8,820	$8,739

D.	Trend Information

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

E.	Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Significant estimates include, but are not limited to, those related to deferred revenue, revenue recognition, stock-based compensation and fair value of marketable debt securities. For further significant accounting policies please see Note 2 to our audited consolidated financial statements of this annual report. We believe that our accounting policies contained therein are critical in fully understanding and evaluating our financial condition and operating results.

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

Warrants issued in connection with our 2019 Registered Direct Offering

In connection with the sale of the ADSs in the 2019 Registered Direct Offering, we issued to investors unregistered warrants to purchase an aggregate of 1,184,213 ADSs in a private placement, or the 2019 Investor Warrants. The 2019 Investor Warrants are immediately exercisable at an exercise price of $3.00 per ADS, subject to adjustment as set forth therein and will expire five years from issuance. We also issued unregistered warrants to the Placement Agent to purchase an aggregate of 177,629 ADSs, or the 2019 Placement Agent Warrants, on the same terms as the 2019 Investor Warrants, except that the 2019 Placement Agent Warrants are exercisable at $2.85 per ADS. The total amount of warrants issued in connection with this registered direct offering amounted to warrants to purchase an aggregate of 1,361,842 ADSs, all of which were outstanding as of December 31, 2021. At grant date, the 2019 Investor Warrants and the 2019 Placement Agent Warrants, or, together, the 2019 Warrants, were recorded as liability-classified awards and accounted for in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. In accordance with ASC 820, we measured the 2019 Warrants at grant date fair value. The total grant date fair value of the 2019 Warrants was $1,213,816. On December 8, 2020, the Company held a general meeting (“2020 General Meeting”) and changed the currency of its ordinary shares from pounds sterling to US dollars (“2020 Redenomination”). As a consequence of the 2020 Redenomination, the Company was required to reassess, whether its financial instruments or other contracts that previously required derivative accounting within the scope of ASC 815 Financial Instruments either (a) no longer meet the definition of a derivative or (b) meet a scope exception to the derivative guidance due to a change in facts and circumstances. The Company concluded that due to the 2020 Redenomination, the 2019 Warrants now meet the requirements for classification as equity under ASC 815-40-25 as of December 8, 2020, the date of the 2020 General Meeting. The Company updated the carrying amount of the warrant liability to its fair value on December 8, 2020, with any changes recorded in the Consolidated Statements of Comprehensive Loss and then re-classed the warrant liability balance to additional paid in capital within Shareholders’ Equity.

Warrants issued in connection with the 2020 Private Placements

In connection with the sale of the ADSs in the 2020 Private Placements, we issued to investors unregistered warrants to purchase an aggregate of 2,810,136 ADSs in a private placement, or the 2020 Investor Warrants. The warrants are immediately exercisable at an exercise price of $2.20 per ADS, subject to adjustment as set forth therein and will expire five years from issuance. We also issued unregistered warrants to the Placement Agent to purchase an aggregate of 449,623 ADSs, or February 2020 Placement Agent Warrants, on the same terms as the 2020 Investor Warrants, except that the 2020 Placement Agent Warrants are exercisable at $2.55 per ADS. The total amount of warrants issued in connection with this private placement amounted to warrants to purchase an aggregate of 3,259,759 ADSs. 3,247,259 of these warrants were outstanding as of December 31, 2021. At grant date, the 2020 Investor Warrants and the 2020 Placement Agent Warrants, or, together, the 2020 Warrants were recorded as liability-classified awards and accounted for in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. In accordance with ASC 820, we measured the 2020 Warrants at grant date fair value. The total grant date fair value of the 2020 Warrants was $2,749,369. The Company concluded that due to the 2020 Redenomination, the 2020 Warrants now meet the requirements for classification as equity under ASC 815-40-25 as of December 8, 2020, the date of the 2020 General Meeting. The Company updated the carrying amount of the warrant liability to its fair value on December 8, 2020, with any changes recorded in the Consolidated Statements of Comprehensive Loss and then reclassed the warrant liability balance to additional paid in capital within Shareholders’ Equity.

Warrants issued in connection with the 2021 Private Placements

In connection with the sale of the ADSs in the 2021 Private Placements, we issued unregistered warrants to the Placement Agent to purchase an aggregate of 398,384 ADSs, or 2021 Warrants. The 2021 Warrants are immediately exercisable at an exercise price of $2.32 per ADS, subject to adjustment as set forth therein and will expire five years from issuance. The Company has determined that, at the time of their issuance, the 2021 Warrants met the requirements for classification as equity under ASC 815-40-25. In connection with the 2021 Private Placements, the costs directly attributable to realizing proceeds of issuing ADSs such as placement agent fees, commissions, legal and accounting fees pertaining to the financing and other external, incremental fees and expenses paid to advisors are recognized in additional paid-in capital of the Shareholders’ Equity in the Consolidated Balance Sheets in accordance with ASC 814-40. At grant date on July 16, 2021, the fair value of the 2021 Warrants was $231,063 and was recorded within additional paid-in capital of Shareholders’ Equity.

Commitment Shares issued in connection with the 2020 Purchase Agreement

In consideration for entering into the 2020 Purchase Agreement, we agreed to issue to Aspire Capital 40,760,900 ordinary shares of the Company (the “2020 Commitment Shares”) which had a fair value of approximately $900,000. Since we have determined that the 2020 Purchase Agreement includes a freestanding put option that meets the criteria of a derivative in accordance with ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, we recorded the fair value of the 2020 Commitment Shares in General and administrative expenses in the Consolidated Statements of Comprehensive Income (Loss).

Functional Currency

The functional currency of Akari is U.S. dollars as that is the primary economic environment in which the Company operates as well as the currency in which it has been financed.

The reporting currency of the Company is U.S. Dollars. The Company translated its non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive (loss) income. Gains or losses from foreign currency transactions and the remeasurement of intercompany balances are included in foreign currency exchange losses.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table presents the names of the current members of our board of directors and executive officers.

Name	Age	Position
James Hill, M.D.	76	Class A Director

Stuart Ungar, M.D.	78	Class A Director

David Byrne	62	Class A Director

Donald Williams	63	Class A Director

Michael Grissinger	68	Class A Director

Dr. Peter Feldschreiber	78	Class A Director

Rachelle Jacques	51	Class B Director — President and Chief Executive Officer

Ray Prudo	77	Class C Director — Executive Chairman of the Board

Dr. Torsten Hombeck	52	Chief Financial Officer

Biographical information of the members of our board of directors and executive officers is set forth below.

James Hill, M.D., age 76, has served as a member of our board of directors since September 2015. Prior to joining our board of directors, Dr. Hill was a non-executive director and Chairman of Genetix Group Plc from 2001 to 2009, an AIM listed company providing scientists with intelligent solutions for cell imaging and analysis. Previously Dr. Hill was a director and Senior Vice President of Corporate Affairs with SmithKline Beecham, from 1994 to 2001, with global responsibility for Investor Relations, Government Affairs, Communication and was a member of the corporate management team which oversaw corporate strategy. Dr. Hill’s prior experience was in the field of strategic product development working closely with research and development and the global markets. Dr. Hill qualified in medicine at Guy’s Hospital and became a fellow of the Royal Colleges of Physicians in both London and Edinburgh and was earlier awarded a Hunterian Professorship by the Royal College of Surgeons in England.

Stuart Ungar, M.D., age 78, has served as a member of our board of directors since September 2015. After pursuing post-graduate studies in Internal Medicine and research in neuro-pharmacology at the Royal Post-Graduate Medical School, UK, Dr. Ungar was in practice as an Internist at The Princess Grace Hospital, London. Following fifteen years of practice he, jointly with Dr. Raymond Prudo, founded The Doctors Laboratory PLC, a general pathology laboratory, which provided analytical services to clinicians and pharmaceutical organizations throughout the United Kingdom and abroad. During his tenure as Chairman and Board Director, The Doctors Laboratory PLC grew from a start-up to become one of the largest pathology laboratories in the United Kingdom. It was sold to Sonic Healthcare, a quoted Australian PLC in 2002. Dr. Ungar studied medicine and biochemistry in the University of London at the Royal Free Hospital School of Medicine. As a post-graduate he was admitted to the Royal College of Physicians of the United Kingdom. Dr. Ungar is a Life Fellow of the Royal Society of Medicine and a founder and former Vice-President of the Independent Doctors Federation. Dr. Ungar is a non-executive director of Pharmacierge Ltd., a private company providing prescription dispensing services to the public.

David Byrne, age 62, has served as a member of our board of directors since April 2016. Mr. Byrne is currently Group Chief Executive Officer of Sonic Healthcare UK Group, the United Kingdom’s largest NGO clinical diagnostics organization, a position that he has held since 1997. Mr. Byrne is also the CEO of The Doctors Laboratory which is a subsidiary of Sonic. Mr. Byrne also currently serves as a Main Board Director for CIS Healthcare Limited and served as a Main Board Finance Director for Clinisys Solutions Ltd from 2000 to 2007. He is a UK Chartered Certified Accountant with over 25 years’ experience in corporate finance and developing early stage biotechnology and medical services companies.

Donald Williams, age 63, has served as a member of our board of directors since June 2016 and is an “audit committee financial expert”. Mr. Williams is a 35-year veteran of the public accounting industry who retired in 2014. Mr. Williams spent 18 years as a partner at Ernst & Young and the last seven years as a partner at Grant Thornton. During the last seven years at Grant Thornton, he served as the National Leader of Grant Thornton’s Life Sciences Practice and the Managing Partner of the San Diego Office. He was the lead partner for both Ernst & Young and Grant Thornton on multiple initial public offerings, secondary offerings, and private and public debt financings, as well as numerous mergers and acquisitions. Mr. Williams serves as a director of Forte Biosciences, Inc., Impedimed Limited and Palisade Bio, Inc. Mr. Williams is a graduate of Southern Illinois University with a B.S. degree.

Michael Grissinger, age 68, has served as a member of our board of directors since January 2018. Mr. Grissinger spent 22 years at Johnson & Johnson, retiring in 2018. During his Johnson and Johnson tenure, Mr. Grissinger served in a variety of senior-level management roles including Vice President- Corporate Development, Vice President- Worldwide Business Development & Licensing and Vice President and Head- Mergers & Acquisitions for the pharmaceuticals group. Prior to Johnson & Johnson, Mr. Grissinger spent 12 years at Ciba-Geigy in finance, marketing, and business development roles. In addition to Akari, Mr. Grissinger also serves as a member of the board of directors of Atrin Pharmaceuticals, Atriva Therapeutics and Kira Biotech. Mr. Grissinger holds a B. Sc. in Chemistry from Juniata College and an MBA from Temple University- Fox School of Business.

Dr. Peter Feldschreiber, age 78, has served as a member of our board of directors since January 2018. Dr. Feldschreiber is dual qualified as a physician and barrister with extensive experience both in the pharmaceutical industry and healthcare law. Since 2004, Dr. Feldschreiber has been a member of 4 New Square chambers in Lincoln’s Inn. He has over 20 years’ experience in the pharmaceutical industry including 10 years’ as European Medical Director at Proctor and Gamble Limited and he has held appointments as Senior Medical Assessor and Special Litigation Coordinator to the Commission on Human Medicines, a U.K. government advisory body, as well as the Committee on Safety of Devices, Medicines and Healthcare Products Regulatory Agency, part of the U.K. government’s Department of Health. Dr. Feldschreiber is General Editor of The Law and Regulation of Medicines (Oxford University Press) and Consultant Editor for the section on Medicinal Products and Drugs in the Fifth Edition of Halsbury’s Laws of England. Dr. Feldschreiber holds a B.Sc. MB.BS from Kings College Hospital Medical School, University of London, is a Fellow of the Faculty of Pharmaceutical Medicine, Royal College of Physicians and holds an LLB Hons. from Thames Valley University.

Rachelle Jacques, President and Chief Executive Officer, age 51, has served as our President and Chief Executive Officer and a member of our board of directors since March 2022. Since February 2019, Ms. Jacques served as the Chief Executive Officer of Enzyvant Therapeutics Inc. where she focused investments and capabilities to develop and commercialize transformative regenerative therapies for rare diseases. Under her leadership, Enzyvant received FDA approval for its lead asset, a one-time tissue based regenerative therapy. From August 2017 to February 2019, Ms. Jacques served as the Senior Vice President and Global Complement Franchise Head at Alexion Pharmaceuticals, Inc., where she was responsible for global franchise strategy development and execution across the therapeutic areas of hematology, nephrology, and neurology, including the global ULTOMIRIS launch strategy and preparedness. From June 2016 to June 2017, Ms. Jacques served as the Vice President of U.S. Hematology Marketing at Shire plc. Ms. Jacques currently serves on the Board of Directors of Corbus Pharmaceuticals (Nasdaq: CRBP) and uniQure N.V. (Nasdaq: QURE). She is also a founding member of the ARM Action for Equality Task Force and, from 2020 to March 2022, was co-chair of the Alliance for Regenerative Medicine (ARM) Tissue Engineering & Biomaterials Committee. Ms. Jacques holds a B.A. in Business Administration from Alma College.

Raymond Prudo-Chlebosz, M.D., Executive Chairman, age 77, has served as our executive chairman since September 2015. Dr. Prudo has been an active investor and developer of healthcare companies for 25 years. Dr. Prudo was the Founder, Chairman, and Chief Executive Officer of Volution and its predecessor company, Varleigh Immuno Pharmaceuticals, since its inception in 2008. He is currently a board member of several UK healthcare companies. Dr. Prudo holds an MBBS from the University of London, and an FRCP(C) from the Royal College of Physicians and Surgeons of Canada.

Dr. Torsten Hombeck, age 52, has served as our Chief Financial Officer since June 2020. Dr. Hombeck has extensive experience in the biotechnology industry, finance, capital markets and M&A transactions as well as clinical and commercial drug development and regulatory filings. His previous positions include Chief Commercial and Strategy Officer and Managing Director at Promethera Biosciences, a private biopharmaceutical company, and Co-Chief Executive Officer and Chief Business Officer at Cytonet, where he played an integral role in its acquisition by Promethera in 2016. Dr. Hombeck also served as Chief Financial Officer at both Agennix and GPC Biotech. He holds a Masters in Business Administration and a Ph.D. in Finance.

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

B.	Compensation

Summary Compensation Table

The following table shows the compensation paid or accrued during the last two fiscal years ended December 31, 2021 and 2020.

							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
		Salary	Bonus	Awards	Awards	Compensation ($)	Earnings	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($) (1)	($)	($)	($) (2)	($)
Ray Prudo,	2021	412,000	206,000	—	—	—	—	—	618,000
Executive Chairman	2020	412,000	206,000	—	—	—	—	—	618,000

Clive Richardson,	2021	525,981	206,826	—	—	—	—	86,066	818,873
Former Chief Executive Officer and Chief Operating Officer(3)	2020	503,941	214,960	—	—	—	—	89,324	808,225

Torsten Hombeck	2021	290,000	137,000	—	38,118	—	—	27,885	493,003
Chief Financial Officer(4)	2020	145,000	43,500	—	108,355	—	—	17,833	314,688
(1)	These amounts represent the aggregate grant date fair value for option awards for fiscal years 2021 and 2020, respectively, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in our Financial Statements, included in our Annual Report on Form 20-F for the years ended December 31, 2021 and 2020.
(2)	Consists of company contributions to a 401K plan or pension scheme and amounts accrued for paid leave.
(3)	Mr. Richardson resigned as Chief Executive Officer and Chief Operating Officer in March 2022.
(4)	Dr. Hombeck was appointed as our Chief Financial Officer in June 2020.

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

Rachelle Jacques. On March 2, 2022, we entered into an executive employment agreement with our President and Chief Executive Officer, Rachelle Jacques. The employment agreement is effective as of March 28, 2022 and shall continue in effect until terminated by either party upon at least thirty days’ prior written notice.

Ms. Jacques current annual base salary is $600,000, beginning on March 28, 2022. Ms. Jacques is also entitled to (i) an annual cash bonus with a target of 50% of base salary, provided that the actual amount of such bonus shall be based on the achievement of performance goals established by the executive chairman of the Board and the Board and (ii) commencing with annual long-term incentive awards to senior executives in 2023, an award under the Company’s equity incentive plan not less frequently than annually with a target grant value of 100% of Ms. Jacques’s annual base salary in 2023 and thereafter otherwise commensurate with awards to executives in similarly situated companies as recommended by a reputable compensation consultant engaged by the Board. Any cash bonus for a year in which Ms. Jacques is employed for less than the full year will be prorated. The Employment Agreement also provides that Ms. Jacques is entitled following the Start Date to (i) if such start date is on or before March 28, 2022, (x) a one-time cash bonus of $650,000, which is subject to partial repayment in the event that Ms. Jacques’s employment is terminated by her without good reason or by the Company for cause in the first two years and (y) restricted stock units having a value, on the basis of the last closing price of an ADS on Nasdaq before her start date, of $262,000 and (ii) a stock option to purchase an amount of ordinary shares in the Company (which may be held through ADSs) equal to 4% of the Company’s issued share capital on her start date under the Company’s Amended and Restated 2014 Equity Incentive Plan. The option will have a term of ten years with an exercise price equal to the closing price of the grant date and will vest ratably on an semiannual basis over four years, beginning on the grant date, subject to customary provisions pertaining to Ms. Jacques’s continued employment with the Company (including in the event of a change of control) and disability or death. Additionally, Ms. Jacques shall be entitled to receive restricted stock units having a value, on the basis of the last closing price of an ADS on Nasdaq before the respective anniversary date, of $446,000 on each of the first and second anniversaries of the Start Date. All of the above restricted stock unit awards will vest over two-year periods; in the event of a change of control, involuntary termination without cause, resignation for good reason or termination due to death or disability, vesting of these awards will be fully accelerated or, if they have not yet been granted, Ms. Jacques will receive a cash lump payment equal to their value.

Upon termination of Ms. Jacques’s employment by the Company for cause or by Ms. Jacques without good reason or in the case of Ms. Jacques’s disability or death, she shall be entitled to any accrued but unpaid base salary, expense reimbursement and vested and accrued benefits. Additionally, in the case of Ms. Jacques’s death or disability, Ms. Jacques or her estate or beneficiaries shall be entitled to receive (i) any unpaid annual bonus relating to the previous year and (ii) the target annual performance bonus to which Ms. Jacques might have been entitled for the year in which the employment terminates on a pro rata basis based on number of days employed.

Upon termination of Ms. Jacques’s employment without cause, or by Ms. Jacques for good reason, in addition to any accrued but unpaid base salary, expense reimbursement and vested and accrued benefits, she shall be entitled to receive (i) the sum of the annual base salary and target annual performance bonus in effect for the year in which the date of Ms. Jacques’s termination occurs, (ii) any unpaid annual bonus relating to the previous year and (iii) the target annual performance bonus to which Ms. Jacques might have been entitled for the year in which the employment terminates on a pro rata basis based on number of days employed. In any such instance of termination, Ms. Jacques shall also be entitled to reimbursement for any monthly COBRA premium paid by Ms. Jacques on her behalf and on behalf of her dependents until the earliest of (i) 12 months following the date of termination, (ii) the date on which Ms. Jacques is no longer eligible to receive such coverage, and (iii) the date on which Ms. Jacques becomes eligible to receive similar coverage from another employer or other source.

Upon termination of Ms. Jacques’s employment by us without cause or by Ms. Jacques for good reason within eighteen months of a change of control, in addition to any accrued but unpaid base salary, expense reimbursement and vested and accrued benefits, she shall be entitled to receive an amount equal to (i) the sum of the annual base salary and target annual performance bonus in effect for the year in which the date of Ms. Jacques’s termination occurs (or, if greater, the previous year), (ii) any unpaid annual bonus relating to the previous year and (iii) the target annual performance bonus to which Ms. Jacques might have been entitled for the year in which the employment terminates (or, if greater, the previous year). In such instance of termination, Ms. Jacques shall also be entitled to reimbursement for any monthly COBRA premium paid by Ms. Jacques on her behalf and on behalf of her dependents until the earliest of (i) 12 months following the date of termination, (ii) the date on which Ms. Jacques is no longer eligible to receive such coverage, and (iii) the date on which Ms. Jacques becomes eligible to receive similar coverage from another employer or other source.

The employment agreement also contains restrictive covenants for the Company’s benefit and Ms. Jacques is required to maintain the confidentiality of our confidential information.

Clive Richardson. On September 21, 2015, in connection with the Acquisition, we entered into an executive employment agreement with our Chief Operating Officer and director, Clive Richardson. Mr. Richardson resigned as Chief Executive Officer and Chief Operations Officer in March 2022.

Mr. Richardson’s most recent base salary was $525,981. Mr. Richardson was also entitled to an annual cash bonus with a target of 40% of base salary, provided that the actual amount of such bonus may be greater or less that the target amount. The employment agreement also provided that Mr. Richardson was entitled to a stock option grant to purchase 16,271,850 ordinary shares (equivalent to 162,718 ADSs). This option was granted under our 2014 Plan on September 21, 2015, had a ten-year term, exercisable at a price equal to $0.3221 per share (or $32.21 per ADS) and vested ratably on a semi-annual basis over four years, with a minimum 25% vesting, subject to acceleration in the case of change of control or non-renewal of the employment agreement.

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

Dr. Hombeck’s current annual base salary is $300,150, beginning January 1, 2022. Dr. Hombeck is also entitled to an annual cash bonus with a target of 30% of base salary, provided that the actual amount of such bonus may be greater or less that the target amount. The employment agreement also provides that Dr. Hombeck is entitled to a stock option grant to purchase 7,000,000 ordinary shares (equivalent to 70,000 ADSs). This option was granted under our 2014 Plan on June 30, 2020, has a ten-year term, is exercisable at a price equal to $0.0218 per share (or $2.18 per ADS) and vests ratably on a semi-annual basis over four years, provided that Dr. Hombeck remains employed with the Company, subject to acceleration in the case of change of control or non-renewal of the employment agreement. Dr. Hombeck additionally received a stock option grant to purchase 3,000,000 Ordinary Shares (equivalent to 30,000 ADSs) consistent with the aforementioned terms on January 1, 2021.

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

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding all outstanding equity awards for (1) our Executive Chairman, (2) our former Chief Executive Officer and Chief Operating Officer and (3) our Chief Financial Officer as of December 31, 2021:

	Option Awards[1]
					Equity
					Incentive
					Plan
					Awards:
	Number of		Number of		Number of
	Securities		Securities		Securities
	Underlying		Underlying		Underlying
	Unexercised		Unexercised		Unexercised	Option
	Options		Options		Unearned	Exercise	Option
	(#)		(#)		Options	Price	Expiration
Name	Exercisable(1)		Unexercisable(1)		(#)	($)	Date
Ray Prudo	—		—		—	—	—
Clive Richardson	16,271,850	(2)	—		—	$0.3221	9/21/2025
	4,500,000	(3)	—	(3)	—	$0.035992	9/1/2027
	15,000,000	(4)	5,000,000	(4)	—	$0.0187	8/15/2028
Dr. Torsten Hombeck	2,625,000	(5)	4,375,000	(5)	—	$0.0218	6/30/2030
(1)	Amounts represent options to purchase ordinary shares.
(2)	These options were granted on September 21, 2015, in connection with the Acquisition, have a ten-year term and vest over a four-year period with one-sixteenth of the options granted vesting every three months beginning September 21, 2015, through 2019.
(3)	These options were granted on September 1, 2017, have a ten-year term and vest annually over a four-year period.
(4)	These options were granted on August 15, 2018, have a ten-year term and vest annually over a four-year period.
(5)	These options were granted on June 30, 2020, have a ten-year term and vest semi-annually over a four-year period.

Director Compensation

Our director compensation program is administered by our board of directors with the assistance of the compensation committee. The compensation committee conducts an annual review of director compensation and makes recommendations to the board with respect thereto.

The shareholders approved our Directors Remuneration Policy on June 30, 2020 to provide a framework for the Director’s compensation package. In addition, the Company has a non-employee director compensation policy, which was amended and restated on November 19, 2015 and was subsequently amended on June 29, 2016, January 26, 2017, January 23, 2018, January 8, 2019 and on January 9, 2020. On December 10, 2021, our board resolved that the cash compensation and committee membership fees would remain the same as they were for 2021. As a result, our non-employee directors will be compensated for service on our board of directors as follows in 2022:

●	an annual retainer for service on the board of directors of $39,338;
●	an annual retainer for service as a member of the compensation committee and nominating and governance committee of $5,305;
●	an annual retainer for service as a member of the audit committee of $7,500;

●	for the chairman of the compensation committee, and nominating and governance committee, an annual retainer of $10,609;
●	for the chairperson of the audit committee, an annual retainer of $17,500;
●	for service on the board, an annual grant of a stock option to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) or Annual Stock Option; the grant is made each year on the date of the Company’s annual general meeting of shareholders, or AGM, on the date of the first meeting of the board held following the AGM, or on any date following such AGM as may be recommended by the compensation committee and approved by the Board;
●	for each new non-employee director that is appointed to the board of directors, an initial grant of a stock option to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs), or Initial Stock Option Grant; if the non-employee director was not previously appointed to the board and is first elected at the Company’s AGM, the grant shall be made on the date of the Company’s AGM, on the date of the first meeting of the board held following the AGM, or on any date following such AGM as may be recommended by the compensation committee and approved by the board; if the non-employee director is appointed to the board in advance of the next AGM and will stand for election at that AGM, the grant shall be made at the meeting of the board at which he or she is appointed and, if not made at such meeting, shall be made promptly following such meeting by written unanimous consent of the board; and if the non-employee director is first appointed to the board in advance of the next AGM and will not stand for election at that AGM, the number of shares in the grant and the vesting schedule shall be determined by the compensation committee, taking into account the term of the appointment and the grant shall be made at the meeting of the board at which he or she is appointed and, if not made at such meeting, shall be made promptly following such meeting by written unanimous consent of the board;
●	unless otherwise specified by the board or the compensation committee at the time of grant, each Annual Stock Option granted under this policy shall (i) vest in full on the date of the next AGM following the date of grant, subject to the non-employee director’s continued service on the Board; (ii) have an exercise price equal to the fair market value of the Company’s ordinary shares as determined in the 2014 Plan on the grant date; (iii) terminate ten years after the grant date; (iv) become fully vested immediately prior to a change of control and (v) contain such other terms and conditions as set forth in the form of option agreement approved by the board or the compensation committee prior to the grant date;
●	unless otherwise specified by the board or the compensation committee at the time of grant, each Initial Stock Option Grant for newly appointed or elected directors granted under the non-employee director compensation policy shall (i) vest ratably in three equal installments with the first installment vesting on the date of the first AGM following the date of the grant, and with the second and third installments vesting, respectively, on the dates of the second and third AGMs following the date of the grant, subject to the non-employee director’s continued service on the board; (ii) have an exercise price equal to the fair market value of the Company’s ordinary shares as determined in the 2014 Plan on the grant date; (iii) terminate ten years after the grant date; (iv) become fully vested immediately prior to a change of control and (v) contain such other terms and conditions as set forth in the form of option agreement approved by the board or the compensation committee prior to the grant date; and
●	each of these options shall be granted under our 2014 Plan, terminate ten years after the grant date and become fully vested immediately prior to a change of control.

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

The following table sets forth information regarding the total compensation awarded to, earned by or paid to each of our non-employee directors during the year ended December 31, 2021 for their service on our board of directors. Dr. Prudo, our Executive Chairman and Clive Richardson, our former Chief Executive Officer and Chief Operating Officer, did not receive any additional compensation for their service as a director during 2021. The compensation that we pay to the foregoing persons is discussed in the “Summary Compensation Table” above.

	Fees
	Earned
	or
	Paid in	Option
	Cash	Awards	Total
Name	($)	($) (1)	($)
James Hill, M.D. (2)	$62,752	$13,547	$76,298
Stuart Ungar (3)	49,947	13,547	63,494
David Byrne (4)	52,143	13,547	65,689
Donald Williams (5)	56,838	13,547	70,385
Peter Feldschreiber (6)	49,947	13,547	63,494
Michael Grissinger (7)	39,338	13,547	52,885
(1)	These amounts represent the aggregate grant date fair value of options granted to each director during the year ended December 31, 2021 computed in accordance with ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in our Audited Financial Statements, included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021.
(2)	As of December 31, 2021, options to purchase an aggregate of 9,100,000 ordinary shares (equivalent to 91,000 ADSs) were outstanding, of which 7,800,000 ordinary shares (equivalent to 78,000 ADSs) were exercisable.
(3)	As of December 31, 2021, options to purchase an aggregate of 9,100,000 ordinary shares (equivalent to 91,000 ADSs) were outstanding, of which 7,800,000 ordinary shares (equivalent to 78,000 ADSs) were exercisable.
(4)	As of December 31, 2021, options to purchase an aggregate of 9,100,000 ordinary shares (equivalent to 91,000 ADSs) were outstanding, of which 7,800,000 ordinary shares (equivalent to 78,000 ADSs) were exercisable.
(5)	As of December 31, 2021, options to purchase an aggregate of 9,850,000 ordinary shares (equivalent to 98,500 ADSs) were outstanding, of which 8,550,000 ordinary shares (equivalent to 85,500 ADSs) were exercisable.
(6)	As of December 31, 2021, options to purchase an aggregate of 6,500,000 ordinary shares (equivalent to 65,000 ADSs) were outstanding, of which 4,875,000 ordinary shares (equivalent to 48,750 ADSs) were exercisable.
(7)	As of December 31, 2021, options to purchase an aggregate of 6,500,000 ordinary shares (equivalent to 65,000 ADSs) were outstanding, of which 4,875,000 ordinary shares (equivalent to 48,750 ADSs) were exercisable.
C.	Board Practices

Our Articles of Association provide that our business is to be managed by the board of directors (subject to any directions made by the members of the Company by special resolution). Our board of directors is divided into three classes for purposes of election (Class A Directors, who serve a one year term before being subject to re-election at the Company’s annual general meeting; Class B Directors, who serve a two year term before being subject to re-election at the annual general meeting; and Class C Directors who serve a three year term before being subject to re-election at the annual general meeting, provided also that in any two year period, a majority of the board must stand for re-election). Our board of directors currently consists of eight members: James Hill, M.D., Stuart Ungar, M.D., David Byrne, Donald Williams, Michael Grissinger and Peter Feldschreiber currently serve as Class A directors; Rachelle Jacques currently serves as a Class B director and Ray Prudo currently serves as a Class C director. Ray Prudo serves as Executive Chairman of our board of directors.

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

As of December 31, 2021, we had nine full-time employees. Five of our employees were engaged in research and development and four employees were engaged in management, administration and finance. Seven were located in England and two were located in the United States.

None of our employees are members of labor unions.

E.	Share Ownership

Information with respect to share ownership of members of our board of directors and executive officers is included in “Item 7. Major Shareholders and Related Party Transactions”

Option Plans

2014 Plan

Our board of directors approved the 2014 Equity Incentive Plan, or the 2014 Plan. The 2014 Plan was most recently amended by our shareholders on June 30, 2021. The shareholders approved the 2014 Plan on June 19, 2014. The purpose of the 2014 Plan is to enable us to continue to attract and retain professional personnel for the purposes of executing our clinical development plan. The material terms of the 2014 Plan are set forth below.

The option plan is administered by our board of directors and grants are made pursuant thereto by the compensation committee. The aggregate number of ordinary shares that may be issued upon exercise of options under the 2014 Plan is 400,000,000. Options may be granted at any time. As of December 31, 2021, options to purchase 142,949,035 of our ordinary shares were outstanding under the 2014 Plan. Unless sooner terminated, the Plan shall expire on April 30, 2024.

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

The option plan was administered by the board of directors and grants were made pursuant thereto by the compensation committee. The aggregate number of ordinary shares that could be issued upon exercise of options under the 2007 Stock Option Plan could not exceed 5,865,000 ordinary shares. The board of directors could have, at any time during the term of the 2007 Stock Option Plan, increased the number of shares available for grant under the 2007 Stock Option Plan. As of August 28, 2017, options to purchase 480,000 of our ordinary shares were outstanding under the 2007 Stock Option Plan when the Plan expired on the tenth anniversary of its effective date. As of December 31, 2021, there were no options outstanding under the 2007 Stock Option Plan.

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

Item 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of April 30, 2022, the latest practicable date for inclusion in this annual report (except where otherwise indicated), for:

●	each person, or group of affiliated persons, who are known by us to beneficially own more than 5% of our outstanding ordinary shares;
●	each member of our board of directors;
●	each of our other executive officers; and
●	all of our directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of April 30, 2022, through the exercise of any option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

Ordinary shares that may be acquired by an individual or group within 60 days of April 30, 2022, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The percentage of ownership is based on 5,934,917,123 shares of ordinary shares outstanding on April 30, 2022, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Akari does not know of any arrangements, including any pledge by any person of securities of Akari, the operation of which may at a subsequent date result in a change of control of Akari. Unless otherwise noted, the address of each director and executive officer of Akari is: c/o Akari Therapeutics, Plc, 75/76 Wimpole Street, London W1G 9RT.

			Percentage
	Number of		of
	Ordinary		Ordinary
	Shares		Shares
	Beneficially		Beneficially
	Owned		Owned
Directors and Executive Officers
Ray Prudo	1,056,876,000	(1)	17.6%
Rachelle Jacques	—		*
James Hill, M.D.	7,800,000	(2)	*
Stuart Ungar, M.D.	7,800,000	(3)	*
Torsten Hombeck	3,000,000	(4)	*
David Byrne	7,800,000	(5)	*
Donald Williams	8,550,000	(6)	*
Michael Grissinger	5,200,000	(7)	*
Peter Feldschreiber	5,200,000	(8)	*
All directors and officers as a group (9 persons)			18.2%
5% or More Shareholders
RPC Pharma Limited (9)	809,977,100		13.6%
Praxis Trustees Limited As trustee of The Sonic Healthcare Holding Company (10)	38,709,600		*
PranaBio Investments, LLC (11)	467,808,700		7.7%
Aspire Capital Fund, LLC (12)	1,128,087,300		18.6%
*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.
(1)	Represents the entire holdings of RPC Pharma Limited and Dr. Ray Prudo and includes warrants to purchase 9,210,500 ordinary shares (equivalent to 92,105 ADSs) at an exercise price of $0.03 per share (or $3.00 per ADS) which expire on July 1, 2024, warrants to purchase 7,500,000 ordinary shares (equivalent to 75,000 ADSs) at an exercise price of $0.02 per share (or $2.20 per ADS) which expire on February 21, 2025, warrants to purchase 20,229,700 ordinary shares (equivalent to 202,297 ADSs) at an exercise price of $0.0165 per share (or $1.65 per ADS) which expire on January 4, 2027 and warrants to purchase 41,666,700 ordinary shares (equivalent to 416,667 ADSs) at an exercise price of $0.014 per share (or $1.40 per ADS) which expire on March 10, 2027. Dr. Prudo has voting and dispositive control over the ordinary shares held by RPC Pharma Limited and owns approximately 67.8% of RPC’s outstanding shares (including option grants), including 10.6% of RPC’s outstanding shares held in trust for Dr. Ungar. Dr. Prudo disclaims beneficial ownership except to the extent of his actual pecuniary interest in such shares.
(2)	Consists of (i) options to purchase 231,278 ordinary shares (equivalent to 2,312 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS), which expire on September 21, 2025, (ii) options to purchase 1,068,722 ordinary shares (equivalent to 10,687 ADSs) at an exercise price of $0.1917 per share (or $19.17 per ADS), which expire on November 25, 2025, (iii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, (iv) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027, (v) options to purchase 1,300,00 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028, (vi) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029 and (vii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0218 per share (or $2.18 per ADS) and which expire on June 30, 2030. Does not include options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0173 per share (or $1.73 per ADS) and which expire on June 30, 2031 that vest in more than 60 days from April 30, 2022. Also, does not include shares held by RPC Pharma Limited of which he has a pecuniary interest. Dr. Hill disclaims beneficial ownership of the shares held by RPC Pharma Limited.
(3)	Consists of (i) options to purchase 211,278 ordinary shares (equivalent to 2,112 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS), which expire on September 21, 2025, (ii) options to purchase 1,088,722 ordinary shares (equivalent to 10,887 ADSs) at an exercise price of $0.1917 per share (or $19.17 per ADS), which expire on November 25, 2025, (iii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, (iv) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027, (v) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028, (vi) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029 and (vii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0218 per share (or $2.18 per ADS) and which expire on June 30, 2030. Does not include options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0173 per share (or $1.73 per ADS) and which expire on June 30, 2031 that vest in more than 60 days from April 30, 2022. Also, does not include shares held by RPC Pharma Limited of which he has a pecuniary interest. Dr. Ungar disclaims beneficial ownership of the shares held by RPC Pharma Limited.
(4)	Consists of (i) options to purchase 2,625,000 ordinary shares (equivalent to 26,250 ADS) at an exercise price of $0.0218 per share (or $2.18 per ADS), which expire on June 30, 2030 and (ii) options to purchase 375,000 ordinary shares (equivalent to 3,750 ADS) at an exercise price of $0.0181 per share (or $1.81 per ADS), which expire on December 31, 2030.
(5)	Consists of (i) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.1796 per share (or $17.96 per ADS), which expire on April 22, 2026, (ii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, (iii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027, (iv) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028, (v) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029 and (vi) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0218 per share (or $2.18 per ADS) and which expire on June 30, 2030. Does not include options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0173 per share (or $1.73 per ADS) and which expire on June 30, 2031 that vest in more than 60 days from April 30, 2022. Also, does not include shares held by RPC Pharma Limited of which he has a pecuniary interest. Mr. Byrne disclaims beneficial ownership of the shares held by RPC Pharma Limited.
(6)	Consists of (i) options to purchase 2,600,000 ordinary shares (equivalent to 26,000 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, (ii) 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027, (iii) options to purchase 1,300,00 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028, (iv) options to purchase 750,000 ordinary shares (equivalent to 7,500 ADSs) at an exercise price of $0.0175 per share (or $1.75 per ADS) and which expire on November 16, 2028, (v) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029 and (vi) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0218 per share (or $2.18 per ADS)

and which expire on June 30, 2030. Does not include options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0173 per share (or $1.73 per ADS) and which expire on June 30, 2031 that vest in more than 60 days from April 30, 2022.
(7)	Consists of (i) options to purchase 650,000 ordinary shares (equivalent to 6,500 ADSs) at an exercise price of $0.0347 per share (or $3.47 per ADS) and which expire on January 23, 2028, (ii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028, (iii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029 and (v) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0218 per share (or $2.18 per ADS) and which expire on June 30, 2030. Does not include options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0173 per share (or $1.73 per ADS) and which expire on June 30, 2031 that vest in more than 60 days from April 30, 2022.
(8)	Consists of (i) options to purchase 650,000 ordinary shares (equivalent to 6,500 ADSs) at an exercise price of $0.0347 per share (or $3.47 per ADS) and which expire on January 23, 2028, (ii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028, (iii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029 and (v) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0218 per share (or $2.18 per ADS) and which expire on June 30, 2030. Does not include options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0173 per share (or $1.73 per ADS) and which expire on June 30, 2031 that vest in more than 60 days from April 30, 2022.
(9)	The principal business office of RPC Pharma Limited is c/o Landmark Fiduciare (Suisse) SA, 6 Place des Eaux-Vives, P.O. Box 3461, Geneva, V8 1211, Switzerland.
(10)	The principal business office of Praxis Trustees Limited As trustee of The Sonic Healthcare Holding Company is Sarina House Le Truchot, St. Peter Port, Guernsey, GY1 1GR.
(11)	Represents the entire holdings of Pranabio Investments, LLC and includes warrants to purchase 32,500,000 ordinary shares (equivalent to 325,000 ADSs) at an exercise price of $0.03 per share (or $3.00 per ADS) which expire on July 1, 2024, warrants to purchase 30,000,000 ordinary shares (equivalent to 300,000 ADSs) at an exercise price of $0.02 per share (or $2.20 per ADS) which expire on February 21, 2025, warrants to purchase 12,500,000 ordinary shares (equivalent to 125,000 ADSs) at an exercise price of $0.0165 per share (or $1.65 per ADS) which expire on January 4, 2027 and warrants to purchase 50,000,000 ordinary shares (equivalent to 500,000 ADSs) at an exercise price of $0.014 per share (or $1.40 per ADS) which expire on March 10, 2027. Pranabio Investments, LLC is a Texas limited liability company. Samir R. Patel is the managing member and has sole voting and investment power with respect to the shares.
(12)	Represents the holdings of Aspire Capital Fund, LLC and includes warrants to purchase 26,315,800 ordinary shares (equivalent to 263,158 ADSs) at an exercise price of $0.03 per share (or $3.00 per ADS) which expire on July 1, 2024, warrants to purchase 58,823,500 ordinary shares (equivalent to 588,235 ADSs) at an exercise price of $0.02 per share (or $2.20 per ADS) which expire on March 3, 2025 and warrants to purchase 41,666,700 ordinary shares (equivalent to 416,667 ADSs) at an exercise price of $0.014 per share (or $1.40 per ADS) which expire on March 10, 2027. Aspire Capital Partners LLC (“Aspire Partners”) is the Managing Member of Aspire Capital Fund, LLC (“Aspire Fund”). SGM Holdings Corp (“SGM”) is the Managing Member of Aspire Partners. Mr. Steven G. Martin (“Mr. Martin”) is the president and sole shareholder of SGM, as well as a principal of Aspire Partners. Mr. Erik J. Brown (“Mr. Brown”) is the president and sole shareholder of Red Cedar Capital Corp (“Red Cedar”), which is a principal of Aspire Partners. Mr. Christos Komissopoulos (“Mr. Komissopoulos”) is president and sole shareholder of Chrisko Investors Inc. (“Chrisko”), which is a principal of Aspire Partners. Mr. William F. Blank, III (“Mr. Blank”) is president and sole shareholder of WML Ventures Corp. (“WML Ventures”), which is a principal of Aspire Partners. Each of Aspire Partners, SGM, Red Cedar, Chrisko, WML Ventures, Mr. Martin, Mr. Brown, Mr. Komissopoulos and Mr. Blank may be deemed to be a beneficial owner of ADSs by Aspire Fund. The principal business office of Aspire Partners is

155 North Wacker Drive, Suite 1600, Chicago IL 60606. Each of Aspire Partners, SGM, Red Cedar, Chrisko, WML Ventures, Mr. Martin, Mr. Brown, Mr. Komissopoulos and Mr. Blank disclaims beneficial ownership of the ADSs held by Aspire Fund.

Deutsche Bank Trust Company Americas, or Deutsche Bank, is the holder of record for the Company’s ADR program, pursuant to which each ADS represents 100 ordinary shares. As of April 30, 2022, Deutsche Bank held 5,930,473,000 ordinary shares representing 99.9% of the issued share capital held at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

To our knowledge, the only significant changes in the percentage ownership held by our more than 5% shareholders as reported in our annual reports during the past three years are as follows: (i) the ownership percentage of RPC Pharma Limited decreased by 7.4% to 13.6% from 21.0% as of March 15, 2021 and decreased by 7.8% to 21.0% from 28.8% as of March 15, 2020, (ii) the ownership percentage of PranaBio Investments LLC increased by 1.3% to 7.7% from 6.4% as of March 15, 2021 and in 2019, the ownership percentage increased to over 5%, (iii) the ownership percentage of Aspire Capital Fund LLC decreased by 0.7% to 18.6% from 19.3% as of March 15, 2021 and in 2019, the ownership percentage increased to over 10%, and (iv) in 2020, the ownership percentage of Yasumitsu Shigeta decreased to below 5% and in 2018, the ownership percentage increased to over 5%.

B.Related Party Transactions

The following discloses, since January 1, 2019, certain related party transactions involving us. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements.

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

Office Lease

We lease our UK office space from The Doctors Laboratory, or TDL, and have incurred expenses of approximately $146,000, $133,000, and $134,000 plus VAT during the years ended December 31, 2021, 2020 and 2019, respectively. David Byrne, a non-employee director of ours, is also the CEO of TDL.

Laboratory Testing Services

We received laboratory testing services for our clinical trials provided by TDL and have incurred expenses of approximately $102,000, $234,000 and $186,000 plus VAT during the years ended December 31, 2021, 2020 and 2019, respectively. The Company recorded payable balances to TDL of approximately $32,000, $100,000 and $119,000 plus VAT as of December 31, 2021, 2020 and 2019, respectively.

Consulting

Since January 2019, we have received business development consulting services from Michael Grissinger, a non-employee director of the Company. We have incurred expenses of approximately $100,000, $100,000 and $100,000 during the years ended December 31, 2021, 2020 and 2019, respectively, relating to these consulting services.

Indemnification Agreements

To the extent permitted by the U.K. Companies Act 2006, our directors and officers are entitled pursuant to our Articles of Association to be indemnified against any liability they incur by reason of their directorship or service as an officer of the Company. In addition to such indemnification, we provide our directors and executive officers with directors’ and officers’ liability insurance.

C.Interests of Experts and Counsel.

Not applicable.

Item 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with United States GAAP.

Legal Proceedings

See “Item 4. B. Business Overview—Legal Proceedings”.

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

B.Significant Changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and Development of the Company.”

Item 9.THE OFFER AND LISTING

A.Offering and Listing Details

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

B.Plan of Distribution

Not applicable.

C.Markets

See “Offering and Listing Details” above.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

The following summarizes the material rights of holders of ordinary shares, as set out in our Articles of Association. The following summary is qualified in its entirety by reference to the Companies Act 2006 (the Companies Act) and to our Articles of Association, which are filed as an exhibit to our Form F-3/A filed with the SEC on August 30, 2021, which is incorporated by reference.

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

Issuance of Options and Warrants

Our Articles of Association provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which we are subject, our board of directors is  unconditionally authorized, from time to time, in its discretion, to grant such persons, at such times and upon such terms as it determines, options to purchase, or issue them warrants to subscribe, our shares of any class or classes or of any series of any class. The Companies Act provides that directors may issue options or warrants without shareholder approval once authorized to do so by the Articles of Association or an ordinary resolution of shareholders. Our board of directors may issue shares upon exercise of options or warrants without shareholder approval or authorization, up to the relevant authorized share capital limit.

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

Any dividend unclaimed after a period of twelve years from the due date for payment of such dividend shall be forfeited and shall revert to us. In addition, the investment or use by the board of directors of any unclaimed dividend, interest or other sum payable on or in respect of an ordinary share shall not constitute us as a trustee in respect thereof.

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

Preemptive Rights

There are no rights of pre-emption under our Articles of Association in respect of transfers of issued ordinary shares. In certain circumstances, our shareholders have preemptive rights with respect to new issuances of equity securities.  However our board of directors is generally authorized to allot equity securities for cash without triggering shareholder preemptive rights, provided that this power shall (i) be limited to the allotment of equity securities up to an aggregate nominal amount of $1,500,000; and (ii) expire (unless previously revoked or varied by us), on June 30, 2026.

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

Fiduciary Duties of Office Holders

Directors owe fiduciary duties to their companies. Chapter 2 of Part 10 of the Companies Act codifies certain of those duties. The relevant statutory duties imposed on directors under the Companies Act are:

●	to act in accordance with the company’s constitution, and only exercise powers for the purposes for which they are conferred;

●	to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;
●	to exercise independent judgment;
●	to exercise reasonable care, skill and diligence, being such as would be exercised by a reasonably diligent person with the general knowledge, skill and experience that may reasonably be expected of a person carrying out the functions carried out by the director, and the general knowledge, skill and experience that the director has;
●	to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company (including in particular through exploitation of any property, information or opportunity) unless authorized by the company or its board;
●	not to accept benefits from third parties; and
●	to declare an interest in a proposed transaction or arrangement.

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

Except as provided in our Articles of Association, a director may not vote at a meeting of the board or of a committee of the board on any resolution concerning a matter:

●	in which he (directly or indirectly) has a material interest, other than an interest in shares or debentures or other securities of or in (or through) the Company; and
●	subject to the Companies Act, which conflicts or may conflict with the interests of the Company.

A director is not counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

Notwithstanding the foregoing, a director is entitled to vote and be counted in the quorum in respect of any resolution concerning any of the following matters:

●	the giving of any security, guarantee or indemnity to him in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of our subsidiaries, or to a third party in respect of a debt or obligation of the Company or any of our subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;
●	any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of our subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant as the holder of such shares, debentures or other securities or in its underwriting or sub-underwriting;
●	any contract, arrangement, transaction or other proposal concerning any other company in which he (together with any person connected with him) is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise, unless he (together with any person connected with him) holds an interest representing one per cent. or more of any class of the equity share capital (exclusive of treasury shares) of such company or of the voting rights available to members of the relevant company;

●	any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval by Her Majesty’s Revenue & Customs;
●	any contract, arrangement, transaction or proposal concerning the adoption, modification or operation of any scheme for enabling employees including full time executive directors of the Company and/or any subsidiary to acquire shares of the Company or any arrangement for the benefit of employees of the Company or any of our subsidiaries, which does not award him any privilege or benefit not awarded to the employees to whom such scheme relates; and
●	any contract, arrangement, transaction or proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of directors or for the benefit of persons including directors.

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

Redemption Provisions

We may, subject to applicable law and to our Articles of Association, issue redeemable shares and redeem them.

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

Shareholders’ Meetings and Resolutions

Pursuant to our Articles of Association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy, who hold in aggregate more than 15% of the voting rights of shareholders eligible to vote at the meeting. If at any time the Company has only one shareholder, such shareholder, in person, by proxy or, if a corporation, by its representative, shall constitute a quorum. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the board may designate. Furthermore, the board of the Company may call a general meeting whenever they think fit. If the Board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone the general meeting to another date, time and/or place.

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

Voting at any general meeting of shareholders is by a show of hands, unless a poll is demanded. A poll may be demanded by:

●	the chairman of the meeting;
●	at least five shareholders entitled to vote at the meeting;
●	any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or
●	any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

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

Unless otherwise required by law or the Articles of Association, voting in a general meeting is by ordinary resolution. An ordinary resolution is approved by a majority vote of the shareholders present at a meeting at which there is a quorum. Examples of matters that can be approved by an ordinary resolution include:

●	the election of directors;
●	the approval of financial statements;
●	the declaration of final dividends;
●	the appointment of auditors; and
●	the grant of authority to allot shares.

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

We may be subject to the Takeover Code, if the Takeover Panel determines that we have our place of central management and control in the United Kingdom. Whilst the Takeover Panel has not informed us of any such determination, on account of the current constitution of our board, we believe that we are currently subject to the Takeover Code. If that is the case, now or in the future, then under Rule 9 of the Takeover Code, if a person: (a) acquires an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carry 30% or more of the voting rights of our shares; or (b) who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% of our voting rights and does not hold shares carrying more than 50% of our voting rights, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and, depending on the circumstances, its concert parties, will be required (except with the consent of the Takeover Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interest in our shares by the acquirer or its concert parties during the previous 12 months.

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

	Delaware	England

General Meeting	Under Delaware law, special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

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

Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy (or, in the case of a shareholder which is a corporate body, may appoint a corporate representative).

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

	Delaware	England

	fiduciary duty as a director. However, no provision can limit the liability of a director for:	connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

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

	Delaware	England

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

	Delaware	England

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

Once approved, sanctioned and effective, all shareholders or creditors of the relevant class and the company are bound by the terms of the scheme.

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

	Delaware	England

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

•      to exercise independent judgment;

•      to exercise reasonable care, skill and diligence;

•      not to accept benefits from a third party conferred by reason of his or her being a director or doing (or not doing) anything as a director; and

•      to declare any interest that he or she has, whether directly or indirectly, in a

	Delaware	England

law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

proposed or existing transaction or arrangement with the company.

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

In addition to the foregoing, because Nasdaq is not a “recognized investment exchange” under the Companies Act, a company may purchase its own fully paid shares only pursuant to a purchase contract authorized by ordinary resolution of the holders of its ordinary shares before the purchase takes place. Any authority will not be effective if any shareholder from whom the company proposes to purchase shares votes on the resolution and the resolution would not have been passed if such shareholder had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

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

If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the United Kingdom, we will be subject to a number of rules and restrictions, including but not limited to the following: (1) our ability to enter into deal protection arrangements with a bidder will be extremely limited; (2) we may not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (3) we will be obliged to provide equality of information to all bona fide competing bidders.

Further, the Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person: (a) acquires an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carry 30% or more of our voting rights; or (b) who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% of our voting rights and does not hold shares carrying more than 50% of our voting rights, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and depending on the circumstances, its concert parties, will be required (except with the consent of the Takeover Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interest in our shares by the acquirer or its concert parties during the previous 12 months.

C.Material Contracts

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

D.Exchange Controls

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

E.Taxation

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

For purposes of this description, a “U.S. Holder” includes any beneficial owner of our ordinary shares or ADSs that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or organized under the laws of any state thereof, or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of such trust; or (2) such trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

A “Non-U.S. Holder” is any beneficial owner of our ordinary shares or ADSs that is not a U.S. Holder.

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor. This discussion assumes that you are familiar with the tax rules applicable to investments in securities generally, and with any special rules to which you may be subject. In particular, the discussion deals only with investors that will hold our ordinary shares or ADSs as capital assets (generally, property held for investment), and does not address the tax treatment of investors that are subject to special rules, such as banks, financial institutions, insurance companies, dealers or traders in securities or currencies, persons that elect mark-to-market treatment, tax-exempt entities (including Section 401 pensions plans) or government organizations, real estate investment trusts, regulated investment companies, grantor trusts, individual retirement and other tax-deferred accounts, persons that received our ordinary shares or ADSs as compensation for the performance of services, persons who own, directly, indirectly, or by attribution by application of the constructive ownership rules of section 958(b) of the United States Internal Revenue Code of 1986, or the Code, 10% or more of our total voting power or value, persons that are residents of the U.K. for U.K. tax purposes or that conduct a business or have a permanent establishment in the U.K., persons that hold our ordinary shares or ADSs as a position in a straddle, hedging, conversion, integration, constructive sale or other risk reduction transaction, certain former citizens or long-term residents of the U.S., partnerships and their partners and persons whose functional currency is not the U.S. dollar. This discussion is based on laws, treaties, judicial decisions, and regulatory interpretations in effect on the date hereof, all of which are subject to change, as well as, in the United States, the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. Additionally, the summary below regarding U.S. federal income tax does not address any U.S. state or local tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations or any U.S. federal tax considerations other than U.S. federal income tax considerations.

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

Taxation of Capital Gains

Subject to the comments in the following paragraph, a holder of our ordinary shares or ADSs who, for U.K. tax purposes, is not resident in the U.K. will not be liable for U.K. taxation on capital gains realized on the disposal of our ordinary shares or ADS unless at the time of the disposal:

●	the holder carries on a trade, or in the case of an individual, a profession or vocation in the United Kingdom through, in the case of an individual, a branch or agency, or, in the case of a company, a permanent establishment, and
●	our ordinary shares or ADSs are or have been used, held, or acquired for the purpose of such trade, profession, vocation, branch, agency or permanent establishment.

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

However, as a result of the U.K.-U.S. estate tax treaty, our ordinary shares or ADSs held by an individual who is domiciled in the United States for the purposes of the U.K.-U.S. estate tax treaty and who is not a U.K. national will not be subject to U.K. inheritance tax on that individual’s death or on a gift of our ordinary shares or ADSs unless the ordinary shares or ADSs:

●	are part of the business property of a permanent establishment in the United Kingdom, or
●	pertain to a fixed base in the United Kingdom used for the performance of independent personal services.

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

Passive Foreign Investment Company Rules

Based on the nature of our present business operations, assets and income, we believe that for the year 2021, we were not a PFIC. However, because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2022 or for any other taxable year. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

Not applicable.

Item 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

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

Item 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of 100 ordinary shares deposited with Deutsche Bank AG, London Branch with principal office at Winchester House, 1 Great Winchester Street, London EC2N 2DB, U.K., as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. English law governs shareholder rights. The depositary or its custodian will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

Fees and Charges

As a holder of ADSs, you will be required to pay the following service fees to the depositary bank:

Service:	Fee:
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to $0.05 per ADS issued

Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to $0.05 per ADS cancelled

Distribution of cash dividends or other cash distributions	Up to $0.02 per ADS held

Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to $0.05 per ADS held

Operation and maintenance costs in administering the ADSs	An annual fee of $0.02 per ADS held

Inspections of the relevant share register maintained by the local registrar and/or performing due diligence on the central securities depository for England and Wales

An annual fee of $0.01 per ADS held (such fee to be assessed against holders of record as at the date or dates set by the depositary as it sees fit and collected at the sole discretion of the depositary by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions)

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

●	Taxes (including applicable interest and penalties) and other governmental charges.
●	Such registration fees as may from time to time be in effect for the registration of ordinary shares or other deposited securities with the foreign registrar and applicable to transfers of ordinary shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Expenses and charges incurred by the Depositary in the conversion of foreign currency.
●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit, including any fees of a central depository for securities in the local market, where applicable.

●	Fees and expenses incurred in connection with complying with exchange control regulations and any other regulatory requirements that are not currently applicable but may arise or become applicable to ordinary shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

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

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

As an ADS holder, you will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

PART II

Item 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in this annual report and filed with the SEC is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act, is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within our Company to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our principal executive officer and principal accounting officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the Exchange Act) as of the end of the period covered by this annual report are effective.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

Item 16.[RESERVED]

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that Mr. Donald Williams qualifies as an audit committee financial expert pursuant to the applicable SEC rules and that Mr. Donald Williams is “independent” in accordance with the Nasdaq Capital Market corporate governance requirements. For information relating to Mr. Donald Williams’ qualifications and experience, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

Item 16B.Code of Ethics

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

Item 16C.Principal Accountant Fees and Services

BDO USA, LLP served as our independent registered public accounting firm and audited our financial statements for the years ended December 31, 2021 and 2020.

	2021	2020
Audit Fees (1)	$249,146	$334,030
(1)	Audit fees consisted of work performed in the preparation of the consolidated financial statements, interim review procedures, and work regarding a public listing or offering, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, such as statutory audits.

Audit Committee Pre-Approval Policies and Procedures

The audit committee reviews and pre-approves all audit and non-audit services performed by its independent registered public accounting firm, as well as the fees charged for such services. All fees incurred for the year ended 2021 for services rendered by BDO were approved in accordance with these policies. In its review of non-audit service fees, the audit committee considers, among other things, the possible impact of the performance of such services on the auditor’s independence. No non-audit services were performed by BDO for the year ended December 31, 2021 and 2020.

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

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

In accordance with English corporate law and the Companies Act 2006 and practice and subject to the exemption set forth in Rule 5615 of the Marketplace Rules of the Nasdaq Stock Market, we follow the provisions of the Companies Act, rather than the Marketplace Rules of the Nasdaq Stock Market, with respect to the following requirements:

●	We do not follow Nasdaq’s requirements to seek shareholder approval for the implementation of certain equity compensation plans, the issuances of ordinary shares under such plans, or in connection with certain private placements of equity securities. In accordance with U.K. law, we are not required to seek shareholder approval to allot ordinary shares in connection with applicable employee equity compensation plans. We will follow U.K. law with respect to any requirement to obtain shareholder approval prior to any private placements of equity securities.

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

Item 16H.Mine Safety Disclosures

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.Financial Statements

Financial Statements are filed as part of this annual report. See page F-1.

These financial statements are not the Company’s statutory accounts as defined in section 434 of the UK Companies Act 2006. Statutory accounts for the Company’s financial year ended December 31, 2021 have not yet been delivered to the Registrar of Companies for England and Wales. Statutory accounts for the financial years ended December 31, 2019 and December 31, 2020 have been delivered to the Registrar in accordance with section 441 of the Companies Act 2006. An auditor’s report has been made on the statutory accounts each of these two years and contained no statement under section 498(2) or (3) of the Companies Act 2006. Each of these audit reports included a statement drawing attention to circumstances indicating the existence of a material uncertainty which may cast significant doubt about the group’s ability to continue as a going concern, but was unqualified and did not include any reference to any other matters to which the auditor drew attention by way of emphasis without qualifying the report.

Item 19.Exhibits

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

3.1	Articles of Association of Akari Therapeutics, Plc (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form F-3/A filed on August 30, 2021)

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

Exhibit No.	Exhibit Description

10.6+	Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to the exhibit previously filed with the Registrants Definitive Proxy Statement on Schedule 14A filed on August 3, 2015)

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

10.11+

Option and Bonus Letter between the Company and Clive Richardson dated October 19, 2018 (incorporated by reference to the exhibit previously filed with the Registrant’s Annual Report on Form 20-F filed on April 23, 2019)

10.12

Form of Securities Purchase Agreement dated as of June 28, 2019 between Akari Therapeutics, Plc and the investors listed therein (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 2, 2019)

10.13

Form of Warrant issued by Akari Therapeutics, Plc in connection with the July 2019 Registered Direct Offering (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 2, 2019)

10.14

Form of Placement Agent Warrant issued by Akari Therapeutics, Plc in connection with the July 2019 Registered Direct Offering (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-1 (333-233048) filed on August 6, 2019)

10.15

Form of Securities Purchase Agreement in connection with the February 2020 Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on March 4, 2020)

10.16

Form of Warrant issued by Akari Therapeutics, Plc in connection with the February 2020 Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on March 4, 2020)

10.17

Executive Employment Agreement, dated as of June 30, 2020, by and between the Company and Torsten Hombeck (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 1, 2020)+

10.18

Securities Purchase Agreement dated June 30, 2020 between the Company and Aspire Capital Fund, LLC (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 1, 2020)

10.19

Registration Rights Agreement dated June 30, 2020 between the Company and Aspire Capital Fund, LLC (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 1, 2020)

10.20

Form of Securities Purchase Agreement in connection with the July 2021 Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 20, 2021)

10.21

Form of Warrant issued by Akari Therapeutics, Plc in connection with the July 2021 Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 20, 2021)

Exhibit No.	Exhibit Description

10.22

Form of Securities Purchase Agreement dated as of December 29, 2021 between Akari Therapeutics, Plc and the investors listed therein (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on January 4, 2022)

10.23

Form of Warrant issued by Akari Therapeutics, Plc in connection with the December 2021 Registered Direct Offering (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on January 4, 2022)

21.1	List of subsidiaries (incorporated by reference to the exhibit previously filed with the Registrant’s Annual Report on Form 20-F filed on April 21, 2021)

23.1	Consent of registered public accounting firm*

31.1	Certification of Chief Executive Officer*

31.2	Certification of the Chief Financial Officer*

32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

32.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101.INS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Schema Linkbase Document*

101.CAL	XBRL Taxonomy Calculation Linkbase Document*

101.DEF	XBRL Taxonomy Definition Linkbase Document*

101.LAB	XBRL Taxonomy Labels Linkbase Document*

101.PRE	XBRL Taxonomy Presentation Linkbase Document*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

+ Indicates management contract or compensatory plan.

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused andauthorized the undersigned to sign this annual report on its behalf.

Akari Therapeutics, Plc

	By:	/s/ Rachelle Jacques
		Name:	Rachelle Jacques
		Title:	Chief Executive Officer
Date: May 16, 2022

AKARI THERAPEUTICS, PLC

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

U.S. DOLLARS

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Akari Therapeutics, Plc

London, United Kingdom

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Akari Therapeutics, Plc (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Classification of Investor Proceeds

As described in Note 4 to the consolidated financial statements, on December 29, 2021, the Company entered into securities purchase agreements with accredited and institutional investors, providing for the issuance of an aggregate of 4,311,019 American Depository Shares (“ADS”) in a registered direct placement at $1.40 per ADS for aggregate gross proceeds of approximately $6,000,000 (“December 2021 Securities Purchase Agreement”). The transaction closed on January 5, 2022. As of December 31, 2021, the Company received approximately $1,120,000 gross proceeds from accredited and institutional investors. These proceeds are classified as current liabilities on the consolidated statements of balance sheets due to the existence of substantive termination rights held by accredited and institutional investors prior to closing of the December 2021 Securities Purchase Agreement.

We identified the initial classification of proceeds received from investors as of December 31, 2021 as a critical audit matter. The December 2021 Securities Purchase Agreement required complex management judgment to evaluate the terms and conditions within the agreement to determine the appropriate accounting treatment of the gross proceeds received. Auditing these elements required especially challenging and complex auditor judgement as well as the need for specialized knowledge and skill assessing the December 2021 Securities Purchase Agreement.

The primary procedures we performed to address this critical audit matter included:

●	Inspecting executed agreements related to the December 2021 Securities Purchase Agreement to understand and identify relevant terms and conditions within the agreement that affect the initial financial statement classification.
●	Utilizing personnel with specialized knowledge and skill to evaluate the initial classification of the December 2021 Securities Purchase Agreement and gross proceeds of approximately $1,120,000 received.

/s/BDO USA, LLP

We have served as the Company’s auditor since 2016.

New York, New York

May 16, 2022

AKARI THERAPEUTICS, Plc

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and 2020

(in U.S. Dollars, except share data)

	December 31,	December 31,
	2021	2020
Assets
Current Assets:
Cash	$9,361,270	$14,055,777
Prepaid expenses	2,173,528	292,680
Other current assets	90,301	229,200
Total Current Assets	11,625,099	14,577,657

Patent acquisition costs, net	22,929	27,150
Total Assets	$11,648,028	$14,604,807

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable	1,788,563	3,380,782
Accrued expenses	3,184,883	1,839,706
Liability related to deposits received for share subscriptions	1,120,000	—
Total Liabilities	$6,093,446	$5,220,488

Commitments and Contingencies

Shareholders' Equity:
Share capital of $0.0001 par value
Authorized: 15,000,000,000 ordinary shares; issued and outstanding: 4,759,731,923 and 3,847,331,923 at December 31, 2021 and December 31, 2020, respectively	475,973	384,733
Additional paid-in capital	153,130,813	139,734,651
Capital redemption reserve	52,193,811	52,193,811
Accumulated other comprehensive loss	(540,967)	(648,065)
Accumulated deficit	(199,705,048)	(182,280,811)
Total Shareholders' Equity	5,554,582	9,384,319
Total Liabilities and Shareholders' Equity	$11,648,028	$14,604,807

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2021, 2020 and 2019

(in U.S. Dollars, except share data)

	Years Ended December 31,
	2021	2020	2019
Operating Expenses:
Research and development expenses	$9,133,455	$8,820,204	$8,739,420
General and administrative expenses	8,080,681	9,160,770	8,223,700
Total Operating Expenses	17,214,136	17,980,974	16,963,120
Loss from Operations	(17,214,136)	(17,980,974)	(16,963,120)
Other Income:
Interest income	10,600	13,615	5,531
Changes in fair value of warrant liabilities - gain	—	556,810	198,948
Foreign currency exchange losses	(193,219)	(350,939)	(67,256)
Other expenses	(27,482)	(22,007)	(20,306)
Total Other (Loss) Income	(210,101)	899,357	116,917
Net Loss	(17,424,237)	(17,081,617)	(16,846,203)
Other Comprehensive Income:
Foreign Currency Translation Adjustment	107,098	(299,205)	3,566
Comprehensive Loss	$(17,317,139)	$(17,380,822)	$(16,842,637)
Loss per ordinary share (basic and diluted)	$(0.00)	$(0.01)	$(0.01)
Weighted average ordinary shares (basic and diluted)	4,292,112,667	3,159,037,588	1,830,998,609

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2021, 2020 and 2019

(in U.S. Dollars, except share data)

					Accumulated
			Additional	Capital	Other
	Share Capital		Paid-in	Redemption	Comprehensive	Accumulated
	Shares	Amount	Capital	Reserve	Loss	Deficit	Total
Shareholders' Equity, January 1, 2019	1,580,693,413	23,651,277	129,422,851	—	(352,426)	(148,352,991)	4,368,711
Stock-based compensation	—	—	1,047,387	—	—	—	1,047,387
Issuance of ordinary shares, net of issuance costs	665,172,500	8,335,739	3,098,398	—	—	—	11,434,137
Comprehensive income (loss)	—	—	—	—	3,566	(16,846,203)	(16,842,637)
Shareholders' Equity, December 31, 2019	2,245,865,913	31,987,016	133,568,636	—	(348,860)	(165,199,194)	$7,598
Stock-based compensation	—		325,523				325,523
Issuance of ordinary shares, net of issuance costs	1,559,455,100	20,051,809	2,253,158	—	—	—	22,304,967
Issuance of share capital for entering into 2020 Purchase Agreement with Aspire Capital	40,760,900	523,778	376,222	—	—	—	900,000
Issuance of share capital upon conversion of deferred shares	10	—	—	—	—	—	—
Subdivision of ordinary shares	—	(52,193,811)	—	52,193,811	—	—	—
Reclassification of warrants to shareholders' equity	—	—	3,199,553	—	—	—	3,199,553
Exercise of warrants	1,250,000	15,941	11,559	—	—	—	27,500
Comprehensive (loss) income	—	—	—	—	(299,205)	(17,081,617)	(17,380,822)
Shareholders' Equity, December 31, 2020	3,847,331,923	$384,733	$139,734,651	$52,193,811	$(648,065)	$(182,280,811)	$9,384,319
Stock-based compensation	—	—	314,650	—	—	—	314,650
Issuance of ordinary shares, net of issuance costs	912,400,000	91,240	13,081,512	—	—	—	13,172,752
Comprehensive income (loss)	—	—	—	—	107,098	(17,424,237)	(17,317,139)
Shareholders' Equity, December 31, 2021	4,759,731,923	$475,973	$153,130,813	$52,193,811	$(540,967)	$(199,705,048)	$5,554,582

AKARI THERAPEUTICS, Plc

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2021, 2020 and 2019

(in U.S. Dollars)

	Years Ended December 31,
	2021	2020	2019
Cash Flows from Operating Activities:
Net loss	$(17,424,237)	$(17,081,617)	$(16,846,203)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,126	8,907	19,205
Stock-based compensation	314,650	325,523	1,047,387
Financing expense	—	900,000	—
Changes in fair value of the liability for warrants	—	(556,810)	(198,948)
Foreign currency exchange gains	242,503	(490,782)	(30,366)
Changes in operating assets and liabilities:
Decrease (increase) in assets:
Prepaid expenses and other current assets	(1,742,261)	192,054	710,335
(Decrease) increase in liabilities:
Accounts payable and accrued expenses	(241,309)	(247,683)	2,380,277
Total adjustments	(1,422,291)	131,209	3,927,890
Net Cash Used in Operating Activities	(18,846,528)	(16,950,408)	(12,918,313)

Cash Flows from Financing Activities:
Net proceeds from issuance of shares	14,292,753	25,046,461	12,647,953
Net proceeds from exercise of warrants to purchase shares	-	27,500	—
Net Cash Provided by Financing Activities	14,292,753	25,073,961	12,647,953

Effect of Exchange Rates on Cash	(140,732)	200,533	34,084

Net Increase (Decrease) in Cash	(4,694,507)	8,324,086	(236,276)
Cash, beginning of period	14,055,777	5,731,691	5,967,967
Cash, end of period	$9,361,270	$14,055,777	$5,731,691

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

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

As of December 31, 2021, the Company has an accumulated deficit of $199,705,048, cash of $9,361,270 and negative cash flows from operating activities in the amount of $18,846,528. On June 30, 2020, the Company entered into a securities purchase agreement (the “2020 Purchase Agreement”) with Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of the Company’s ADSs over the 30-month term of the Purchase Agreement (See Note 4). As of December 31, 2021, $22,000,000 remains available under the facility.

The Company believes its current capital resources are sufficient to support its operations through December 2022 without giving effect to the sale of additional shares to Aspire Capital under the Purchase Agreement(s). To fund its capital needs, the Company plans to raise additional funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, proceeds from sales of commercial product.

The Company is subject to a number of risks similar to those of clinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with the outbreak of COVID-19, risks associated with clinical trials of products, dependence on third-party collaborators for research operations, need for marketing authorization of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies. In addition, the Company is subject to risks related to the COVID-19 outbreak.

For the year ended December 31, 2021, the Company reported a net loss of $17,424,237 and expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need, among other things, to complete its research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If the Company is not successful in these activities it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund its capital needs, the Company plans to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales of commercial products. Additional funds may not be available when the Company needs them, on terms that are acceptable to it, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

Public health epidemics or outbreaks could adversely impact our business. The situation surrounding the COVID-19 pandemic, including the mutation of variants, continues to remain fluid globally and we continue to manage ongoing challenges associated with the pandemic as they relate to operations. The potential for a material impact on our business, financial condition and results of operation remains a risk. We cannot reasonably estimate with any degree of certainty any future impact of COVID-19. Pandemics such as this can adversely impact our business as a result of disruptions, such as travel bans, quarantines, staffing shortages, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials.

Moreover, as a result of COVID-19, there is a general unease of conducting certain non-critical activities in medical centers. For example, while now open for enrollment, prior clinical trials have been halted or delayed due to COVID-19. The extent to which COVID-19 impacts operations will depend on future developments, including the scope of any new virus mutations and outbreaks, the nature of government public health guidelines and the public's adherence to those guidelines, the rate of individuals becoming fully vaccinated

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(in U.S. dollars)

and the public's adherence to guidelines to receive booster vaccinations, and the extent to which new lockdowns may be needed or are required in particular countries, including China. In particular, the continued spread of COVID-19 globally could adversely impact our operations and workforce, including research and clinical trials and the ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates, and could result in the inability of suppliers to deliver components or raw materials, including drug product and drug substance, on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements have been prepared in accordance with U.S. GAAP and the rules and regulations of the SEC, assuming that the Company will continue to operate as a going concern.

Principles of Consolidation – The Consolidated Financial Statements include the accounts of the Company, Volution Immuno Pharmaceuticals SA, a private Swiss company, and Akari Malta Limited, a private Maltese company, both wholly-owned subsidiaries. All intercompany transactions have been eliminated.

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

The Company accounted for unregistered warrants issued to investors and a placement agent in connection with the 2019 registered direct offering and the 2020 private placements as a warrant liability on the Consolidated Balance Sheets and measured at their grant date fair values and subsequently re-measured at each reporting period, with changes being recorded as a component of Comprehensive Income (Loss) and included in changes in fair value of warrant liabilities - gain (loss). On December 8, 2020, the Company changed the nominal currency of its ordinary shares from pounds sterling to U.S. dollars and reclassified its warrants from liabilities to shareholders' equity (See Note 3).

Cash – The Company considers all highly-liquid investments with original maturities of 90 days or less at the time of acquisition to be cash equivalents. The Company had no cash equivalents as of December 31, 2021 and December 31, 2020.

Prepaid Expenses – Payments made prior to the receipt of goods or services are capitalized until the goods or services are received. Prepaid expenses for the years ended December 31, 2021 and 2020 were $2,173,528 and $292,680, respectively.

Other Current Assets – Other current assets consist principally of VAT receivables.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(in U.S. dollars)

Property and Equipment, net  Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years
Computers, peripheral, and scientific equipment	3
Office furniture and equipment	3

Property and equipment, consists of the following:

	December 31,	December 31,
	2021	2020
Computers, peripheral, and scientific equipment	$85,489	$85,489
Office furniture and equipment	79,449	79,449
Total property and equipment	164,938	164,938
Less: Accumulated depreciation	(164,938)	(164,938)
Property and equipment, net	$—	$—

Depreciation expense for the years ended December 31, 2021, 2020 and 2019 was $0, $5,013 and $15,412, respectively, and was recorded in both research and development expenses and general and administrative expenses in the Consolidated Statements of Comprehensive Loss.

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

Patent Acquisition Costs – Patent acquisition costs and related capitalized legal fees are amortized on a straight-line basis over the shorter of the legal or economic life. The estimated useful life is 22 years. The Company expenses costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. Amortization of patent acquisition costs for the years ended December 31, 2021, 2020 and 2019 was $4,126, $3,894 and $3,793, respectively.

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

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(in U.S. dollars)

Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received. The Company records expenses related to clinical studies and manufacturing development activities based on its estimates of the services received and efforts expended pursuant to contracts with multiple contract research organizations (CROs) and manufacturing vendors that conduct and manage these activities on its behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows. There may be instances in which payments made to the Company's vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of subjects and the completion of clinical study milestones. In amortizing or accruing service fees, the Company estimates the time period over which services will be performed, enrollment of subjects, number of sites activated and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the Company's estimate, the Company will adjust the accrued or prepaid expense balance accordingly.

Research and development expenses for the years ended December 31, 2021, 2020 and 2019 were $9,133,455, $8,820,204 and $8,739,420, respectively. The Company accounts for research and development tax credits at the time its realization becomes probable as a credit to research and development expenses in the Consolidated Statements of Comprehensive Loss (See Note 7). The Company realized $3,066,875 of research and development tax credits in 2021 related to the 2020 tax year, $3,372,093 of research and development tax credits in 2020 related to the 2019 tax year and $7,907,213 in 2019 related to the 2018 and 2017 tax years.

Stock-Based Compensation Expense – Stock-based compensation expense is recorded using the fair-value based method for all awards granted. Compensation costs for stock options and awards is recorded in earnings (loss) over the requisite service period based on the fair value of those options and awards. For employees, fair value is estimated at the grant date, and for non-employees, fair value is re-measured at each reporting date as required by Accounting Standards Codification (ASC) 718, “Compensation-Stock Compensation ," and Accounting Standards Updates (ASU) 2018-07, Compensation - Stock Compensation ." Stock options for non-employee directors for their services as directors acting in their role as members of a board of directors are treated as employees if those directors were elected by the employer's shareholders or appointed to a board position that will be filled by shareholder election when the existing term expires. Awards granted to those individuals for other services shall be accounted for as awards to non-employees. Fair values of awards granted under the share option plans are estimated using a Black-Scholes option pricing model. The determination of fair value for stock-based awards on the date of grant using an option pricing model requires management to make certain assumptions regarding a number of complex and subjective variables. The Company classifies its stock-based payments which are settled in ordinary shares as equity-classified awards. The Company accounts for awards of equity instruments issued to employees, non-employees and directors under the fair value method of accounting and recognizes such amounts, upon vesting, in general administrative or research and development expenses within its Consolidated Statements of Comprehensive Loss.

Leases – The Company accounts for its leases in accordance with Accounting Standards Updates (ASU) No. 2016-02, Leases (“ASU 2016-2). ASU 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company determines if an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified fixed asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. Operating leases are classified as right of use ("ROU") assets, short term lease liabilities, and long-term lease liabilities. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. ROU assets are amortized and lease liabilities accrete to yield straight-line expense over the term of the lease. Lease payments included in the measurement of the lease liability are comprised of fixed payments. Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheet and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company applies this policy to all underlying asset categories. Leasehold improvements are capitalized and depreciated over the lesser of useful life or lease term. As of December 31, 2021, the Company did not have a lease with a term longer than twelve months.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(in U.S. dollars)

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

The Company accounts for income taxes in accordance with the accounting rules that require an asset and liability approach to accounting for income taxes based upon the future expected values of the related assets and liabilities. Deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and for tax loss and credit carry forwards and are measured using the expected tax rates estimated to be in effect when such basis differences reverse. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized. The Company has recorded a full valuation allowance on its deferred tax assets as of December 31, 2021 and December 31, 2020.

Uncertain Tax Positions – The Company follows the provisions of ASC 740 “Accounting for Uncertainty in Income Taxes”, which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under ASC 740 “Accounting for Uncertainty in Income Taxes,” an entity may only recognize or continue to recognize tax positions that meet a “more-likely-than-not” threshold. Interest and penalties related to uncertain tax positions are recognized as general and administrative expense. At December 31, 2021 and 2020, the Company had no uncertain tax positions.

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

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(in U.S. dollars)

The following table provides details with respect to changes in accumulated other comprehensive loss, which is comprised of foreign currency translation adjustments, as presented in the balance sheets at December 31, 2021, 2020 and 2019:

Balance January 1, 2019	$(352,426)
Net current period other comprehensive loss	3,566
Balance December 31, 2019	$(348,860)
Net current period other comprehensive loss	(299,205)
Balance December 31, 2020	$(648,065)
Net current period other comprehensive income	107,098
Balance December 31, 2021	$(540,967)

Recent Accounting Pronouncements

Adopted during the year –

On August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies certain disclosure requirements for reporting fair value measurements. ASU 2018-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted this guidance effective January 1, 2020. The adoption of the guidance did not have a material impact on the consolidated financial statements. The Company has updated its fair value footnote (Note 3) with additional and modified disclosures as required by the standard upon adoption.

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

Recently Issued Accounting Pronouncements Not Yet Adopted –

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(in U.S. dollars)

liabilities and equity, including convertible instruments and contracts on an entity’s own equity. Specifically, ASU 2020-06 simplifies accounting for convertible instruments by removing major separation models in ASC 470-20 that require separate accounting for embedded conversion features. ASU 2020-06 also removes certain settlement conditions in ASC 815-40 that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for the scope exception and simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted. Adoption of ASU 2020-06 can either be on a modified retrospective or full retrospective basis. The Company is currently evaluating the impacts of ASU 2020-06 on its consolidated financial statements and related disclosures.

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

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, Fair Value Measurements and Disclosures ("ASC 820") establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Warrants -

2019 Registered Direct Offering - On July 3, 2019, the Company sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, the Company’s Chairman, an aggregate of 2,368,392 ADSs in a registered direct offering at $1.90 per ADS, resulting in gross proceeds of approximately $4.5 million (the “2019 Registered Direct Offering”). The Company also entered into a letter agreement with Paulson Investment Company, LLC (the “Placement Agent”) to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in the 2019 Registered Direct Offering, the Company issued to the investors unregistered warrants to purchase an aggregate of 1,184,213 ADSs in a private placement (“2019 Investor Warrants”). The 2019 Investor Warrants are immediately exercisable and will expire five years from issuance at an exercise price of $3.00 per ADS, subject to adjustment as set forth therein. Subject to certain conditions, the Company has the option to “call” the exercise of the warrants from time to time after any 10-consecutive trading day period during which the daily

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(in U.S. dollars)

volume weighted average price of the ADSs exceeds $4.50. The Company paid to the Placement Agent an aggregate of $337,496 in placement agent fees and expenses and issued unregistered warrants to the Placement Agent to purchase an aggregate of 177,629 ADS (“2019 Placement Warrants”) on the same terms as the 2019 Investor Warrants, except that the 2019 Placement Warrants are exercisable at $2.85 per ADS and expire on June 28, 2024. Both the 2019 Investor Warrants and the 2019 Placement Warrants (together the “2019 Warrants”) may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., $0.0001) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of 2019 Warrants issued in connection with this registered direct offering amounted to 1,361,842, all of which were outstanding as of December 31, 2021.

2020 Private Placements - On February 13, 2020, February 19, 2020, February 20, 2020 and February 28, 2020, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million (the “2020 Private Placements”). The Company also entered into a letter agreement with Paulson Investment Company, LLC to serve as the placement agent for the Company in connection with this offering. In connection with the offering, on February 21, 2020 and March 3, 2020, the Company issued to the investors unregistered warrants to purchase a total of 2,810,136 ADSs at $2.20 per ADS (“2020 Investor Warrants”). On March 3, 2020, the Company also issued 449,623 ADSs to the Placement Agent at $2.55 per ADS (“2020 Placement Warrants”). The 2020 Investor warrants and the 2020 Placement Warrants (together the “2020 Warrants”) will expire five years from issuance and are immediately exercisable, subject to adjustment as set forth therein. The Company paid to the Placement Agent an aggregate of $808,362 in placement agent fees and expenses. The 2020 Warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., $0.0001) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of the 2020 Warrants issued in connection with the 2020 Private Placements amounted to 3,259,759. 3,247,259 of these warrants were outstanding as of December 31, 2021.

2021 Private Placement - On July 7, 2021, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Praxis Trustees Limited as trustee of Sonic Healthcare Holding Company EFRBS which is beneficially owned by Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 7,947,529 ADSs in a private placement at $1.55 per ADS for aggregate gross proceeds of approximately $12.3 million, which subsequently closed (the “2021 Private Placement”). The Company also entered into a letter agreement with Paulson Investment Company, LLC to serve as the placement agent for the Company in connection with this offering.  In connection with the offering, on July 16, 2021, the Company issued to the Placement Agent unregistered warrants to purchase a total of 398,384 ADSs at $2.32 per ADS (“2021 Warrants”). The 2021 Warrants will expire five years from issuance and are immediately exercisable, subject to adjustment as set forth therein. Subject to certain conditions, the Company has the option to “call” the exercise of the warrants from time to time after any 10-consecutive trading day period during which the daily volume-weighted average price of the ADSs exceeds $3.00. The Company paid to the Placement Agent an aggregate of $993,000 in placement agent fees and expenses. The 2021 Warrants may be exercised on a cashless basis if nine months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., $0.0001) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of the 2021 Warrants issued in connection with the 2021 Private Placement amounted to 398,384, all of which were outstanding as of December 31, 2021.

The Company has determined that at the time of their issuance, the 2019 Warrants and the 2020 Warrants represented freestanding financial instruments whose foreign currency considerations pursuant to cash and cashless exercise require liability classification and should be recorded as liability-classified awards in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. In accordance with ASC 820, the Company measured its 2019 Warrants and the 2020 Warrants at grant date fair value. The fair value related to warrants are classified within the Level 3 value hierarchy because it is based on external valuation models whose inputs include market interest rates, required return on capital, and standard deviation. Unobservable inputs used in these models are significant. The 2019 Warrants and the 2020 Warrants were measured at their grant date fair value and

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(in U.S. dollars)

subsequently remeasured at each reporting period with changes being recorded as a component of other income in the Consolidated Statements of Comprehensive Income (Loss). The total grant date fair value of the 2019 Warrants was $1,213,816 and of the 2020 Warrants was $2,749,369 and they were initially recognized within Current Liabilities in the Consolidated Balance Sheets. The change in fair value of liability related to warrants from period to period, which represents a gain (loss), was recognized as changes in fair value of warrant liabilities – gain (loss) in the Consolidated Statements of Comprehensive Income (Loss).  On December 8, 2020, the Company held a general meeting (“2020 General Meeting”) and changed the currency of its ordinary shares from pounds sterling to U.S. dollars (“2020 Redenomination"). As a consequence of the 2020 Redenomination, the Company reassesses, whether its financial instruments or other contracts that previously required derivative accounting within the scope of ASC 815 Financial Instruments either (a) no longer meet the definition of a derivative or (b) meet a scope exception to the derivative guidance due to a change in facts and circumstances.  The Company concluded that due to the 2020 Redenomination, the 2019 Warrants and the 2020 Warrants now meet the requirements for classification as equity under ASC 815-40-25 as of December 8, 2020, the date of the 2020 General Meeting.  The Company updated the carrying amount of the warrant liability to its fair value on December 8, 2020, with any changes recorded in the Consolidated Statements of Comprehensive Loss and then reclassed the warrant liability balance to additional paid in capital within Shareholders’ Equity.

The costs directly attributable to realizing proceeds of issuing ADSs in connection with the 2019 Registered Direct Offering and the 2020 Private Placements, such as placement agent fees, commissions, legal and accounting fees pertaining to the financing and other external, incremental fees and expenses paid to advisors are recognized on a proportional basis as (1) a component of General and administrative expenses in the Consolidated Statements of Operations, relative to the grant date fair value of the warrant liability as a portion of the total value of the equity raise, and (2) in the Shareholders' Equity in the Consolidated Balance Sheets in accordance with ASC 835-30-45-3, relative to the gross cash proceeds of the private placement as a portion of the total value of the equity raise at the time of the equity raise. The total value of the equity raises equal the sum of the grant date fair values of the warrant liability and the gross cash proceeds of the 2019 Registered Direct Offering and the 2020 Private Placements, respectively.

At December 8, 2020, the fair value of the 2019 Warrants was $882,237 and of the 2020 Warrants $2,317,316, totaling $3,199,553. At December 31, 2019, the fair value of the 2019 Warrants was $1,014,868. The change in fair value of the 2019 Warrants from January 1, 2020 to December 8, 2020 was a decrease of $132,632 and of the outstanding 2020 Warrants for the same period was a decrease of $432,053. In addition, upon exercise of 12,500 of the 2020 Investor Warrant ADSs, the Company reclassified $7,874 of the related warrant liability to shareholders' equity.

Below are the assumptions used for the fair value calculations of the 2019 Warrants as of:

	December 31,	December 8,
	2019	2020
Standard deviation	110.00%	95.00%
Annual risk-free interest rate	1.66%	0.25%
Required return on equity	19.90%	19.30%
Expected life in years	4.50	3.55
Annual turnover rate	0.00%	0.00%
Period risk-free rate	0.08%	0.08%

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(in U.S. dollars)

Below are the assumptions used for the fair value calculations of the 2020 Warrants as of:

	February 21,	March 3,	December 8,
	2020	2020	2020
Standard deviation	110.00%	110.00%	95.00%
Annual risk-free interest rate	1.3%	0.77%	0.31-0.32%
Required return on equity	19.90%	19.90%	19.30%
Expected life in years	5.0	5.0	4.2
Annual turnover rate	0.00%	0.00%	0.00%
Period risk-free rate	0.08%	0.08%	0.08%

Fair value measurements using significant unobservable inputs (Level 3):

Fair value of liabilities
related to warrants
Balance at December 31, 2019	$1,014,868

Issuance of 2020 Warrants	2,749,369

Reclassification of warrant liability to shareholders’ equity upon exercise of 12,500 warrant ADSs	(7,874)

Change in fair value of liabilities related to warrants	(556,810)

Balance at December 8, 2020	3,199,553

Reclassification to Additional-Paid-In Capital (in) Shareholders’ Equity	(3,199,553)
Balance at December 31, 2020	$—

2021 Warrants

The Company has determined that, at the time of their issuance, the 2021 Warrants met the requirements for classification as equity under ASC 815-40-25. In connection with the 2021 Private Placements, the costs directly attributable to realizing proceeds of issuing ADSs such as placement agent fees, commissions, legal and accounting fees pertaining to the financing and other external, incremental fees and expenses paid to advisors are recognized in Additional paid-in capital of the Shareholders’ Equity in the Consolidated Balance Sheets in accordance with ASC 814-40.

As of December 31, 2021 and December 31, 2020, the Company did not have any financial assets that require fair value measurement on a recurring basis.

NOTE 4 – Shareholders’ Equity

2020 Purchase Agreement and Registration Rights Agreement with Aspire Capital –

On June 30, 2020, the Company entered into a Purchase Agreement (“2020 Purchase Agreement”) with Aspire Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of the Company’s ADSs, with each ADS representing one hundred (100) ordinary shares, during a 30-month period beginning on the effective date of a registration statement related to the transaction. Concurrently with entering into the 2020 Purchase Agreement, the Company also entered into a registration rights agreement with Aspire Capital, in which the Company agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act of 1933, as amended (the

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(in U.S. dollars)

“Securities Act”), the sale of the Company’s securities that have been and may be issued to Aspire Capital under the 2020 Purchase Agreement.

Under the 2020 Purchase Agreement, after the SEC declared effective the registration statement referred to above (which occurred in July 2020), on any trading day selected by the Company, the Company has the right, in its sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”), directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $30.0 million of the Company’s ADSs in the aggregate at a per share price (the “Purchase Price”) equal to the lesser of:

●	the lowest sale price of the Company’s ADSs on the purchase date; or
●	the arithmetic average of the three (3) lowest closing sale prices for the ADSs during the ten (10) consecutive business days ending on the business day immediately preceding such Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

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

In accordance with ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, since the ultimate floor price, which is effectively the nominal value of the ADS which was denominated in GBP at the time of entering into the 2018 Purchase agreement as well as the 2020 Purchase Agreement (together “the Purchase Agreements”) prior to the 2020 Redenomination, the number of shares issuable under the contract was impacted by foreign currency, therefore ASC 815-40-15-7 precluded the Purchase Agreements from being indexed to the Company’s own stock. The Company determined that the right to sell shares to Aspire Capital under the Purchase Agreements represents a freestanding put option that met the criteria of a derivative pursuant to ASC 815 Derivatives and Hedging. Since the purchase price per share pursuant to the Purchase Agreements is at the market, the Company concluded that the put option has a fair value of zero, and therefore no additional accounting related to the put option was required.

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

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(in U.S. dollars)

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

During the twelve months ended December 31, 2020, the Company sold to Aspire Capital 460,758,800 ordinary shares of the Company for gross proceeds of approximately $6,000,000. During the twelve months ended December 31, 2021, the Company sold to Aspire Capital 117,647,100 ordinary shares of the Company for gross proceeds of approximately $2,000,001. As of December 31, 2021, $22 million of the original purchase commitment of $30 million remains available under the facility.

2021 Registered Direct Offering –

On December 29, 2021, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Dr. Ray Prudo, the Company's Chairman, providing for the issuance of an aggregate of 4,311,019 ADSs in a registered direct placement at $1.40 per ADS for aggregate gross proceeds of approximately $6.0 million (the "2021 Registered Direct") which closed on January 5, 2022. As of December 31, 2021, the Company received approximately $1,120,000 in gross proceeds from investors which were classified as Current liabilities on the balance sheets due to substantive termination rights by investors prior to closing of the 2021 Registered Direct which occurred on January 4 and 5, 2022. The Company also entered into a letter agreement with Paulson Investment Company, LLC to serve as the placement agent (the "Placement Agent") for the Company in connection with this offering. In connection with the offering, on January 4 and 5, 2022, the Company issued to the investors registered warrants to purchase a total of 2,155,507 ADSs at $1.65 per ADS ("January 2022 Investor Warrants"). The Company paid an aggregate of $542,835 in placement agent fees and expenses and issued registered placement agent warrants to the Placement Agent to purchase an aggregate of 172,441 ADS on January 4, 2022 at $1.75 per ADS ("January 2022 Placement Warrants"). The January 2022 Investor Warrants and the January 2022 Placement Warrants (together the "January 2022 Warrants") will expire five years from issuance and are immediately exercisable, subject to adjustment as set forth therein.

2021 Private Placement –

On July 7, 2021, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Praxis Trustees Limited as trustee of Sonic Healthcare Holding Company EFRBS which is beneficially owned by Dr. Ray Prudo, the Company's Chairman, providing for the issuance of an aggregate of 7,947,529 ADSs in a private placement at $1.55 per ADS for aggregate gross proceeds of approximately $12.3 million, which subsequently closed (the "2021 Private Placements"). The Company also entered into a letter agreement with Paulson Investment Company to serve as the placement agent for the Company in connection with this offering. In connection with the offering, the Company issued to the unregistered warrants to the placement agent to purchase 398,384 ADSs at $2.32 per ADS (See Note 3).

2020 Private Placements –

On February 13, 2020, February 19, 2020, February 20, 2020 and February 28, 2020, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million. The Company also entered into a letter agreement with Paulson Investment Company to serve as the placement agent for the Company in connection with this offering. In connection with the offering, the Company issued to the investors unregistered warrants to purchase 2,810,136 ADSs at $2.20 per ADS and 449,623 ADSs to the Placement Agent at $2.55 per ADS (See Note 3).

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(in U.S. dollars)

2019 Registered Direct Offering -

On July 3, 2019, the Company sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, the Company's Chairman, an aggregate of 2,368,392 ADSs in a registered direct offering at $1.90 per ADS, resulting in gross proceeds of approximately $4.5 million. The Company also entered into a letter agreement with the Paulson Investment Company to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in the 2019 Registered Direct Offering, the Company issued unregistered warrants to investors and the Placement Agent to purchase an aggregate of 1,361,842 ADSs in a private placement at $3.00 per ADS and $2.85 per ADS respectively (See Note 3).

		Balance	Warrants	Warrants	Balance	Warrants	Balance
	Exercise	December 31,	Issued	Exercised	December 31,	Issued	December 31,
Description	Price	2019	in 2020	in 2020	2020	in 2021	2021
2019 Investor Warrants	$3.00	1,184,213	—	—	1,184,213	—	1,184,213
2019 Placement Warrants	$2.85	177,629	—	—	177,629	—	177,629
2020 Investor Warrants	$2.20	—	2,810,136	(12,500)	2,797,636	—	2,797,636
2020 Placement Warrants	$2.55	—	449,623	—	449,623	—	449,623
2021 Warrants	$2.32	—	—	—	—	398,384	398,384
		1,361,842	3,259,759	(12,500)	4,609,101	398,384	5,007,485

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

Under the 2018 Purchase Agreement, after the SEC declared effective the registration statement referred to above (which occurred in March 2019), on any trading day selected by the Company, the Company has the right, in its sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”), directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $20.0 million of the Company’s ADSs in the aggregate at a per share price (the “Purchase Price”) equal to the lesser of:

●	the lowest sale price of the Company’s ADSs on the purchase date; or
●	the arithmetic average of the three (3) lowest closing sale prices for the ADSs during the ten (10) consecutive business days ending on the business day immediately preceding such Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

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

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(in U.S. dollars)

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

In addition to the issuance of the 2018 Commitment Shares and 2018 Initial Shares for gross proceeds of $500,000 in September 2018, during the twelve months ended December 31, 2020, the Company sold to Aspire Capital 536,666,700 ordinary shares of the Company for gross proceeds of $10,360,254. During the twelve months ended December 31, 2019, the Company sold to Aspire Capital 428,333,300 ordinary shares of the Company for gross proceeds of $8,768,125. On June 30, 2020, the Company terminated the 2018 Purchase Agreement in connection with the entry of the 2020 Purchase Agreement.

Share option plan –

In accordance with the Company’s 2014 Equity Incentive Plan (the “Plan”), the number of shares that may be issued upon exercise of options under the Plan shall not exceed 400,000,000 ordinary shares. At December 31, 2021, 257,050,965 ordinary shares were available for future issuance under the Plan. The option plan is administered by the Company’s Board of Directors and grants are made pursuant thereto by the compensation committee. The per share exercise price for the shares to be issued pursuant to the exercise of an option shall be such price equal to the fair market value of the Company’s ordinary shares on the grant date and set forth in the individual option agreement. Options expire ten years after the grant date and typically vest over one to four years.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(in U.S. dollars)

The following is a summary of the Company’s share option activity and related information for employees and directors for the years ended December 31, 2021, 2020 and 2019:

				Weighted
				average
		Weighted	Weighted	remaining
		average	average	contractual	Aggregate
	Number	exercise	grant date	term	intrinsic
	of shares	price	fair value	(in years)	value
Options outstanding as of January 1, 2019	94,096,998	$0.12		8.4	$—
Changes during the period:
Granted	7,800,000	$0.02	$0.01
Forfeited	(7,547,963)	$0.23	$0.14
Options outstanding at December 31, 2019	94,349,035	$0.10		7.6	$—
Changes during the period:
Granted	20,800,000	$0.02	$0.01		6,440
Forfeited	(2,500,000)	$0.02	$0.02
Options outstanding at December 31, 2020	112,649,035	$0.09		7.1	$9,550
Changes during the period:
Granted	30,300,000	$0.02	$0.01		—
Options outstanding at December 31, 2021	142,949,035	$0.07		6.8	$—
Exercisable options at December 31, 2021	97,499,035	$0.10		5.9	$—

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

Below are the assumptions used for the options granted during the years ended December 31, 2021, 2020 and 2019:

	December 31,
	2021	2020	2019
Expected dividend yield	0%	0%	0%
Expected volatility	70.7-83.2%	83.9-86.9%	75.4%
Risk-free interest	0.64-1.25%	0.38%-0.49%	1.76%
Expected life	5.5-6.25 years	5.5-6.25 years	5.5 years

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(in U.S. dollars)

The following is a summary of the Company’s share options granted separated into ranges of exercise price:

					Remaining	Weighted
	Options	Weighted			contractual	average
	outstanding	average	Weighted	Options	life for	exercise
Exercise	at	remaining	average	exercisable at	exercisable	price for
price	December	contractual	exercise	December	options	exercisable
(range) ($)	31, 2021	life (years)	price ($)	31, 2021	(years)	options ($)
0.02-0.05	107,900,000	7.7	0.02	62,450,000	6.9	0.02
0.12-0.19	18,334,629	4.3	0.15	18,334,629	4.3	0.15
0.32	16,714,406	3.7	0.32	16,714,406	3.7	0.32
	142,949,035			97,499,035

During the years ended December 31, 2021, 2020 and 2019, the Company recorded approximately $314,650, $325,523 and $1,047,387, respectively, in stock-based compensation expenses for employees and directors. At December 31, 2021, there was approximately $423,000 of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s share option plans which the Company expects to recognize over 2.6 years.

NOTE 5 – Related Party Transactions

Office Lease - The Company leases its offices in London from The Doctors Laboratory ("TDL") and has incurred expenses of approximately $146,000, $133,000 and $134,000 plus VAT during the year ended December 31, 2021, 2020 and 2019, respectively. David Byrne, a non-employee director of the Company, is the Chief Executive Officer of TDL and Dr. Ray Prudo, the Company’s Executive Chairman, is the Non-Executive Chairman of the Board of Directors of TDL.

Laboratory Testing Services - The Company has received laboratory testing services for its clinical trials provided by TDL and has incurred expenses of approximately $102,000, $234,000 and $186,000 plus VAT during the year ended December 31,2021, 2020 and 2019, respectively. The Company recorded payable balances to TDL of approximately $32,000, $100,000 and $119,000 plus VAT as of December 31,2021, 2020 and 2019, respectively.

Consulting - A non-employee director of the Company began providing business development consulting services in January 2018. The Company has incurred expenses of approximately $100,000, $100,000 and $100,000 during the year ended December 31, 2021, 2020 and 2019, respectively, relating to these consulting services.

NOTE 6 – Loss Per Share

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

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(in U.S. dollars)

The following is the calculation of the basic and diluted weighted average shares outstanding for the years ended December 31,2021, 2020 and 2019, respectively:

	Years Ended December 31,
	2021	2020	2019
Company posted	Net loss	Net loss	Net loss
Basic weighted average shares outstanding	4,292,112,667	3,159,037,588	1,830,998,609
Dilutive effect of Ordinary Share equivalents	None	None	None
Dilutive weighted average shares outstanding	4,292,112,667	3,159,037,588	1,830,998,609

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

The following table shows the number of share equivalents that were excluded from the computation of diluted loss per share for the respective periods because the effect would have been anti-dilutive:

	Years Ended December 31,
	2021	2020	2019
Total share options	142,949,035	112,649,035	94,349,035
Total warrants-equity classified	500,748,500	460,910,100	—
Total warrants-liability classified	—	—	136,184,200
Total share options and warrants	643,697,535	573,559,135	230,533,235

NOTE 7 – Income Taxes

Tax rates:

The Company is incorporated in England. The effective corporate tax rate applying to a company that is incorporated in England on December 31, 2021 is 19%, which is consistent with the rate from December 31, 2020 and 2019.

Tax assessment:

The periods open to inquiry by the United Kingdom (“UK”) tax authorities are 2021, 2020 and 2019. The Company has not been issued final tax assessments since its establishment in Switzerland.

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

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(in U.S. dollars)

At December 31, 2021 and 2020, there were no known uncertain tax positions. The Company has not identified any tax positions for which it is reasonably possible that a significant change will occur during the next 12 months.

The components of income/(loss) before income taxes are as follows:

	December 31,	December 31,	December 31,
	2021	2020	2019
Domestic (UK)	$(17,308,782)	$(17,394,074)	$(16,870,699)
Foreign	(115,455)	312,457	24,496
Loss before income tax	$(17,424,237)	$(17,081,617)	$(16,846,203)

Income taxes relating to the Company’s operations are as follows:

	December 31,	December 31,	December 31,
	2021	2020	2019
Current income taxes
Domestic (UK)	—	—	—
U.S.	—
Foreign	—	—	—

Deferred income taxes	—	—	—
Domestic (UK)	—	—	—
Foreign	—	—	—
Income tax expense/recovery	—	—	—

Income taxes at the UK statutory rate compared to the Company’s income tax expenses as reported are as follows:

	December 31,	December 31,	December 31,
	2021	2020	2019
Net loss before income tax	$(17,424,237)	$(17,081,617)	$(16,846,203)
Statutory rate	19.00%	19.00%	19.00%
Expected income tax recovery	(3,310,605)	(3,245,507)	(3,200,779)
Impact on income tax expense/recovery from
Change in valuation allowance	3,958,517	4,287,778	3,150,021
Permanent differences	39,572	81	161,543
U.S. state taxes (net of FBOS)	(534,862)	(655,877)	(370,870)
Tax rate difference in foreign jurisdictions	(122,064)	(136,343)	(1,960)
Change of tax rate due to U.S. tax reform	60,369	—	—
Change of tax rate from prior year	(90,927)	—	(63,133)
Deferred tax adjustments	—	(250,132)	325,178
Income tax expense	—	—	—

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(in U.S. dollars)

The Company’s deferred tax assets and liabilities consist of the following:

	December 31,	December 31,
	2021	2020
Deferred tax assets
Stock-based compensation	1,426,602	1,295,841
PP&E and other accrued liabilities	571,006	244,638
Intangibles	1,588,365	1,763,151
Warrant revaluation	—	—
Tax loss carry forward	26,736,219	22,913,429
Valuation allowance	(30,322,192)	(26,217,059)
Deferred tax assets/liabilities	—	—

The Company has reviewed its tax positions for its past domestic and foreign tax filings and has not identified any uncertain income tax positions. The Company’s position is to record penalties and interest on any uncertain tax position, if any, and record such items to general and administrative expense.

At December 31, 2021, the Company had approximately $96.4 million of UK operating loss carryforwards to reduce future UK taxable income. These carryforwards do not expire. At December 31, 2021, the Company had approximately $76.0 million of foreign operating loss carryforwards in the US (including federal, state and local jurisdictions) and Switzerland. Carryforwards in the US totaling approximately $1.1 million expire in 2032, $1.5 million expire in 2034, $3.7 million expire in 2036, $10.5 million expire in 2037, $34.9 million expire after 2037, and $17.6 million do not expire. The carryforwards in Switzerland totaling approximately $6.0 million expire in 2022 and $0.7 million expire in 2023. In general, an ownership change, as defined by Section 382 of the Internal Revenue Code, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to their history of losses. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards would be subject to an annual limitation under Section 382. Any limitation may result in expiration of a portion of the net operating loss carryforwards before utilization. Further, until a study is completed and any limitation is known, no adjustments have been reflected in the deferred tax asset for net operating loss carryforwards.

Research and development credits:

The Company carries out extensive research and development activities and may benefit from the UK research and development tax relief regime, whereby the Company can receive an enhanced UK tax deduction on its research and development activities. Qualifying expenditures comprise of chemistry and manufacturing consumables, employment costs for research staff, clinical trials management, and other subcontracted research expenditures. Where the Company is loss making for the period it can elect to surrender taxable losses for a refundable tax credit. The losses available to surrender are equal to the lower of the sum of the research and development qualifying expenditure and enhanced tax deduction and the Company’s taxable losses for the period with the tax credit for December 31, 2021 available at a rate of 14.5%. The credit therefore gives a cash flow advantage to Company at a lower rate than would be available if the enhanced losses were carried forward and relieved against future taxable profits.

The Company accounts for research and development tax credits at the time its realization becomes probable (Note 2). Due to the uncertainty of the approval of these tax credit claims and the potential that an election for a tax credit in the form of cash is not made, the Company did not record a receivable for the 2021 tax year at December 31, 2021.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021

(in U.S. dollars)

NOTE 8 – Segment Information

The chief operating decision maker (“CODM”) is the Company’s CEO. Neither the CODM nor the Company’s directors receive disaggregated financial information about the locations in which research and development is occurring. Therefore, the Company considers that it has only one reporting segment.

NOTE 9 – Segment Information

The following table presents the Company’s tangible fixed assets by geographic region:

	December 31,	December 31,
	2021	2020
United States	$—	$—
United Kingdom	—	—
Total	$—	$—

NOTE 10 – Subsequent Events

On March 8, 2022, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 7,440,833 ADSs in a registered direct offering at $1.20 per ADS, resulting in gross proceeds of approximately $8.9 million. In addition, the Company issued to the investors registered warrants to purchase an aggregate of 3,720,409 ADSs. The warrants are immediately exercisable and will expire five years from issuance at an exercise price of $1.40 per ADS, subject to adjustment as set forth therein. The Company paid an aggregate of approximately $774,321 in placement agent fees and expenses and issued registered placement agent warrants to purchase an aggregate of 297,633 ADS on the same terms as the warrants, except that the placement agent warrants are exercisable at $1.50 per ADS.