Form 20-F
period 2022-12-31
Akari Therapeutics Plc
filed 2023-05-01
CIK 1541157

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,444,917,123 Ordinary Shares, $0.0001 par value per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statement. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Such risks and uncertainties include, but are not limited to:

●	our needs for additional capital to fund our operations;
●	our ability to continue as a going concern;
●	uncertainties of cash flows and inability to meet working capital needs;
●	an inability or delay in obtaining required marketing authorizations for nomacopan and any other product candidates, which may result in unexpected cost expenditures;
●	our ability to obtain orphan drug designation in additional indications;
●	risks inherent in drug development in general;
●	uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom;
●	our ability to attract and retain key employees;
●	difficulties enrolling patients in our clinical trials;
●	our ability to enter into collaborative, licensing, and other commercial relationships and on terms commercially reasonable to us;
●	failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market;
●	inability to develop new product candidates and support existing product candidates;
●	the approval by the FDA, MHRA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market;
●	risks resulting from unforeseen side effects;
●	risk that the market for nomacopan may not be as large as expected;
●	risks associated with our disclosure controls and procedures not been ineffective due to a material weakness;
●	inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation;

●	inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities;
●	the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom we depend;
●	unexpected cost increases and pricing pressures;
●	risks related to unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;
●	risks related to any resurgence of the COVID-19 pandemic and the Russian invasion of Ukraine; and
●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this Annual Report on Form 20-F generally.

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

Risks Relating to Our Financial Position and Our Business

●	We have a history of operating losses and cannot give assurance of future revenues or operating profits; investors may lose their entire investment.
●	Our auditor’s report on our consolidated financial statements states that our recurring operating losses, negative cash flows and dependence on additional financial support raises substantial doubt about our ability to continue as a going concern, which may have a detrimental effect on our ability to obtain additional funding.
●	We will require additional capital to fund our operations, and if we are unable to obtain such capital, we will be unable to successfully develop and commercialize any product candidates.

Risks Related to the Clinical Development and Marketing Authorization of Our Product Candidates

●	Our business depends on the success of nomacopan, which is still under development. If we are unable to obtain marketing authorization for or successfully commercialize nomacopan, our business could be materially harmed.
●	If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
●	If clinical trials or marketing authorization processes for nomacopan are prolonged, delayed or suspended, we may be unable to commercialize nomacopan on a timely basis.
●	We may not receive a Priority Review Voucher (PRV) in connection with the development of nomacopan for the treatment of HSCT-TMA, which would permit priority review for a subsequent marketing application for a different product or may be sold to a third party.
●	The efficacy of nomacopan may not be known until advanced stages of testing, after we have incurred significant product development costs which may not be recoverable.
●	Results of earlier preclinical studies or clinical trials may not be predictive of advancement to the next phase of development.
●	Long-term animal toxicity and long-term human safety studies of nomacopan could demonstrate that the administration of nomacopan results in serious adverse events.
●	Chronic dosing of patients with nomacopan could lead to an immune response that causes adverse reactions or impairs the activity of the drug.
●	If nomacopan is not convenient for patients to use, then we might be prevented from successful commercialization.
●	Because nomacopan has not yet received marketing authorization, it is difficult to predict the time and cost of development and our ability to successfully complete clinical development and obtain the necessary marketing authorizations for commercialization.

●	We have obtained orphan drug designation for nomacopan in the United States for the use in bullous pemphigoid, or BP, and hematopoietic stem cell transplant-associated thrombotic microangiopathy, or HSCT-TMA, paroxysmal nocturnal hemoglobinuria, or PNH, Guillain-Barré syndrome, or GBS, and in the EU for GBS, PNH , and BP, but we may be unable to maintain the benefits associated with orphan drug designation, including market exclusivity.
●	We have obtained fast track designation from the FDA for the treatment of HSCT-TMA, and may seek such designation in other indications. Such designation or a similar designation from other national or international regulatory agencies, may not lead to a faster development or regulatory review or approval process, and may not result in nomacopan or any other product candidates receiving marketing approval.
●	Even if we obtain FDA approval of nomacopan, we or our partners may never obtain approval or commercialize our product candidates outside of the United States and, conversely, even if we obtain marketing authorization of nomacopan in the EU, we or our partners may never obtain approval or commercialize our product candidates outside the EU.
●	If we or our partners market products in a manner that violates fraud and abuse and other healthcare laws, or if we or they violate government price reporting laws, we or our partners may be subject to administrative civil and/or criminal penalties.
●	Our employees, principal investigators, consultants, commercial partners or vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards.

Risks Related to our Intellectual Property

●	Our success depends in part on our ability to protect our intellectual property and our proprietary technologies.

Risks Related to our Business Operations

●	We currently have no marketing, sales or distribution infrastructure with respect to nomacopan. If we are unable to develop our sales, marketing and distribution capability on our own or through collaborations with partners, we may not be successful in commercializing any approved drugs.
●	If the FDA or other applicable regulatory authorities approve biosimilar products that compete with any of our or any of our partners’ products, the sales of our products would be adversely affected.
●	If physicians and patients do not adopt our future products or if the market size for indications for which any product candidate is approved is smaller than expected, we may be unable to achieve forecasted revenues, if any.
●	If product liability lawsuits are successfully brought against us or any of our collaborative partners, we may incur substantial liabilities and may be required to limit commercialization of our products.
●	During the preparation of our 2020 Form 20-F, we identified certain misstatements to our previously issued financial statements and previously restated certain of our consolidated financial statements. If we discover errors in our financial statements and are required to restate in the future, it could create additional risks and uncertainties that may have a material adverse effect on our business, financial position and results of operations.
●	If we fail to develop and commercialize other product candidates, we may be unable to generate revenues.
●	Our business either directly or indirectly through critical suppliers may be adversely affected by the impact of any resurgene of COVID-19.

Risks Related to Our Reliance on Third Parties

●	We seek to partner with third-party collaborators with respect to aspects of the development and commercialization of our product candidates and we may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize our product candidates successfully, if at all.
●	If our third-party manufacturer of nomacopan is unable to increase the scale of its production of nomacopan, and/or increase the product yield of its manufacturing, then our costs to manufacture the product may increase and commercialization may be slowed.

Risks Related to our Ordinary Shares and ADSs

●	Ownership of our ADSs and/or ordinary shares involves a high degree of risk.
●	Our ADSs may be involuntarily delisted from trading on the Nasdaq Capital Market if we fail to comply with the continued listing requirements. A delisting of our ADSs could reduce the liquidity of our ADSs and may inhibit or preclude our ability to raise additional capital.
●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.
●	The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

Risks Relating to Our Financial Position and Our Business

We have a history of operating losses and cannot give assurance of future revenues or operating profits; investors may lose their entire investment.

We do not expect to generate revenue or profitability that is necessary to finance our operations in the short term. We incurred net losses of $17.7 million and $17.4 million for the years ended December 31, 2022 and 2021, respectively. In addition, our accumulated deficit as of December 31, 2022 and 2021 was $217.5 million and $199.7 million, respectively. Losses have principally resulted from costs incurred for manufacturing, clinical trial and preclinical activities and general and administrative expenses. We have funded our operations primarily through the private placement and public offering of equity securities.

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

Our failure to become and remain profitable could depress the market price of the ADS representing our ordinary shares, and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. If we continue to suffer losses as we have in the past, investors may not receive any return on their investment and may lose their entire investment.

Our auditor’s report on our consolidated financial statements states that our recurring operating losses, negative cash flows and dependence on additional financial support raises substantial doubt about our ability to continue as a going concern, which may have a detrimental effect on our ability to obtain additional funding.

The report of our U.S. independent registered public accounting firm on our consolidated financial statements for the period ended December 31, 2022, includes an explanatory paragraph raising substantial doubt about our ability to continue as a going concern as a result of our recurring losses from operations and net capital deficiency. Our future is dependent upon our ability to obtain financing in the future. This opinion could materially limit our ability to raise funds. If we fail to raise sufficient capital when needed, we will not be able to complete our business plan. As a result, we may have to liquidate our business and investors may lose their investment in our ADSs.

We will require additional capital to fund our operations, and if we are unable to obtain such capital, we will be unable to successfully develop and commercialize any product candidates.

As of December 31, 2022, we had cash of approximately $13.2 million. In September 2022, we raised gross proceeds of approximately $12.8 million in a registered direct offering and on March 30, 2023 we raised gross proceeds of approximately $4.0 million in a registered direct offering. We believe we do not have sufficient funds to fund our operations for the next twelve months as of the filing of this Annual Report on Form 20-F. We will require additional capital in order to develop and commercialize our current product candidates or any product candidates that we acquire, if any. There is no assurance that additional funds will be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may be required to terminate or delay development for one or more of our product candidates, which raises substantial doubt about our ability to continue as a going concern. The report from our U.S. independent registered public accounting firm for our consolidated financial statements for the year ended December 31, 2022 included an emphasis of matter paragraph expressing substantial doubt about our ability to continue as a going concern. The inclusion of this going concern emphasis of matter paragraph could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise.

The amount and timing of any expenditure needed will depend on numerous factors, some of which are outside our control, including:

●	the type, number, scope, progress, expansion costs, results of and timing of our ongoing or future clinical trials or the need for additional clinical trials of nomacopan in HSCT-TMA, GA, or any other indications or product candidates which we are pursuing or may choose to pursue in the future;
●	the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;

●	the costs and timing of obtaining or maintaining manufacturing for nomacopan for HSCT-TMA, GA, or any other indications or product candidates, including commercial manufacturing if any product candidate is approved;
●	the costs and timing of establishing sales, marketing, and reimbursement capabilities;
●	the costs and timing of enhanced internal controls over financial reporting;
●	the terms and timing of establishing and maintaining collaborations, license agreements and other partnerships;
●	costs associated with any new product candidates that we may develop, in-license or acquire;
●	the effect of competing technological and market developments; and
●	the costs associated with being a public company.

We have not sold any products, and we do not expect to sell or derive revenue from any product sales for the foreseeable future. We may seek additional funding through future debt and equity financing, as well as potential additional collaborations or strategic partnerships with other companies or through non-dilutive financings. Additional funding may not be available to us on acceptable terms or at all. General market conditions may make it difficult for us to seek financing from the capital markets. We may be required to relinquish rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us, in order to raise additional funds through alliance, joint venture or licensing arrangements. In addition, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional shares by us, or the possibility of such issuance, may cause the market price of our shares to decline.

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

We will need to raise additional capital. In any financing transaction, we may sell ordinary shares or ADSs, convertible securities or other equity securities. To the extent that we raised additional funds by issuing equity securities, our shareholders may experience significant dilution. To the extent that we raise additional capital through the sale of equity or convertible debt securities by any other means, existing ownership interests will be diluted. The sale of a substantial number of ADSs, or anticipation of such sales, could cause the trading price of our ADSs to decline or make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise desire.

Risks Related to the Clinical Development and Marketing Authorization of Our Product Candidates

Our business depends on the success of nomacopan, which is still under development. If we are unable to obtain marketing authorization for or successfully commercialize nomacopan, our business could be materially harmed.

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

We may not be able to initiate or continue clinical trials required by the FDA, MHRA, EMA or other foreign regulatory agencies for nomacopan if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials. We will be required to identify and enroll a sufficient number of patients with HSCT-TMA and other diseases for each of our ongoing and planned clinical trials of nomacopan in these indications. To date, we have experienced delays in enrollment of patients in our clinical trials and supply chain issues due in particular to the COVID-19 pandemic for certain of our past clinical trials, including, without limitation, in our discontinued bullous pemphigoid (“BP”) clinical program, and, in the case of enrollment delays, the fact that we are targeting a small patient population with a rare disease or indication.

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

Public health epidemics or outbreaks could adversely impact our business. The situation surrounding the COVID-19 pandemic, including the mutation of variants, continues to remain fluid globally. The potential for a material impact on our business, financial condition and results of operation remains a risk. We cannot reasonably estimate with any degree of certainty any future impact of COVID-19. Pandemics such as this can adversely impact our business as a result of disruptions, such as travel bans, quarantines, staffing shortages, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials.

We may not receive a Priority Review Voucher (PRV) in connection with the development of nomacopan for the treatment of HSCT-TMA, which would permit priority review for a subsequent marketing application for a different product or may be sold to a third party.

In November 2022, the U.S. Food and Drug Administration (FDA) has granted the Rare Pediatric Disease Designation to nomacopan for the treatment of pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA). The FDA Rare Pediatric Disease Designation and Voucher Program is a recognition of the significant need that exists for approved treatments in rare pediatric diseases and is intended to encourage development of these treatments. Under this program, a sponsor who receives an approval of a new drug application (NDA) or biologics license application (BLA) for a rare pediatric disease may be eligible for a Priority Review Voucher (PRV), which is received concurrently with marketing approval. A PRV is valuable because it can be redeemed to obtain priority review for a subsequent marketing application for a different product or may be sold to a third party. However, there can be no assurance that we will receive marketing approval for nomacopan for the treatment of HSCT-TMA, and thereby receive a PRV that permits priority review of other product candidates, or if the PRV program will still exist at such time.

The efficacy of nomacopan may not be known until advanced stages of testing, after we have incurred significant product development costs which may not be recoverable.

Nomacopan may fail to show the desired safety and efficacy at any phase in the clinical development programs. Good efficacy in animal models of the target indication are no guarantee of success in human clinical trials. Often there is no adequate animal model of a human disease. If nomacopan does not demonstrate adequate efficacy, its development may be delayed or terminated, which could have a material adverse effect on our financial condition and results of operation.

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

While we have conducted toxicity studies in certain animals with no observed adverse effect at the highest dose tested, we intend to conduct further long-term animal toxicity studies, including reproductive and carcinogenicity studies, and will continue to collect safety data from ongoing and future clinical studies. Such studies may show that nomacopan results in serious adverse events or other adverse results. If animal toxicity and human safety studies do not yield favorable results, we may be required to abandon our development of nomacopan, which could have a material adverse effect on our financial condition, including our ability to generate forecasted revenues.

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

One potential side effect of nomacopan that has occurred in patients receiving currently marketed C5 inhibitors and C3 inhibitors is an increased incidence of meningitis. As a result, we expect that patients receiving nomacopan may also require meningitis immunization and prophylactic antibiotics as indicated.

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

Nomacopan has not yet received marketing authorization for the treatment of any indications, and unexpected problems may arise that could cause us to delay, suspend or terminate our development efforts. To date, only a limited number of patients have been enrolled in our clinical trials. Larger scale trials will be required to obtain marketing authorization and the efficacy or non-efficacy of nomacopan will ultimately be determined by the applicable regulatory agencies. The long-term safety consequences of inhibition of C5 and/or LTB4 with nomacopan is not known. Marketing authorization of product candidates such as nomacopan can be more expensive and take longer than approval of previously approved products.

We have obtained orphan drug designation for nomacopan in the United States for the use in HSCT-TMA, BP, PNH and GBS, and in the EU for GBS, PNH, and BP, but we may be unable to maintain the benefits associated with orphan drug designation, including market exclusivity.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Although we have received orphan drug designation for nomacopan in HSCT-TMA, GBS, PNH and BP and may in the future seek orphan product designation for nomacopan in further indications, we may never receive such additional designations and we are not currently pursuing a clinical development program targeting BP, GBS or PNH.

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

We have obtained fast track designation from the FDA for the treatment of HSCT-TMA, and may seek such designation in other indications. Such designation or a similar designation from other national or international regulatory agencies, may not lead to a faster development or regulatory review or approval process, and may not result in nomacopan or any other product candidates receiving marketing approval.

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

Risks Related to our Business Operations

We currently have no marketing, sales or distribution infrastructure with respect to nomacopan. If we are unable to develop our sales, marketing and distribution capability on our own or through collaborations with partners, we may not be successful in commercializing any approved drugs.

We currently have no marketing, sales or distribution capabilities. If our product candidate nomacopan is approved, we intend either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize nomacopan, or to outsource this function to a third party. Either of these options could be expensive and time consuming. Some of these costs may be incurred in advance of any approval of nomacopan. In addition, we may not be able to hire a commercial team in the United States or other target market that is sufficient in size or has adequate expertise in the medical institutions that we intend to target. Any failure or delay in the development of our or third parties’ internal sales, marketing and distribution capabilities could adversely impact the commercialization of nomacopan and/or other future product candidates, if and when approved by the FDA.

With respect to our existing and future product candidates, we may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment or to serve as an alternative to our own sales force and distribution capabilities. Any future product revenue may be lower than if we directly marketed or sold our approved products. In addition, any revenue we receive will depend in whole or in part upon the efforts of these third parties, which may not be successful. If we are unable to enter into these arrangements on acceptable terms or at all, we may not be able to successfully commercialize our approved products. If we are not successful in commercializing our approved products, our future product revenue will suffer and we may incur significant losses.

We only have a limited number of employees to manage and operate our business.

As of December 31, 2022, we had 15 employees. Our limited financial resources have led us to focus on the development of nomacopan and to manage and operate our business in a highly efficient manner. We cannot make assurances that we will be able to hire and/or retain adequate staffing levels to develop nomacopan or run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish.

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

Even if any of our product candidates obtain marketing authorization, they may not gain market acceptance among physicians, patients, or third-party payers. Physicians may decide not to recommend our treatments for a variety of reasons including:

●	timing of market introduction of competitive products;
●	demonstration of clinical safety and efficacy;
●	cost-effectiveness;
●	limited or no coverage by third-party payers;
●	convenience and ease of administration;
●	prevalence and severity of adverse side effects;
●	restrictions in the label of the drug;
●	availability of alternative treatments in clinical trials;
●	understanding of the drug;
●	other potential advantages of alternative treatment methods; and
●	ineffective marketing and distribution capabilities.

If any of our product candidates are approved, but fail to achieve market acceptance or such market is smaller than anticipated, we may not be able to achieve forecasted revenues, if any.

Future changes associated with pharmaceutical product or drug reimbursement may adversely affect our business.

Market acceptance and sales of any one or more of our products will depend in part on reimbursement policies and may be affected by future healthcare reform measures in the United States and in foreign jurisdictions. Government authorities and third-party payers, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical, and cost-effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. We cannot be certain that reimbursement will be available for any of our approved drugs, if any. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, any future products. The insurance coverage and reimbursement status of newly-approved products is particularly uncertain, and failure to obtain or maintain adequate coverage and reimbursement for nomacopan or any other product candidates could limit our ability to generate revenue.

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

In December 2020, the Department of Health and Human Services has published a final regulation that may significantly restrict the availability of certain regulatory safe harbors under the federal Anti-Kickback Statute, that are used to facilitate certain types of transactions between manufacturers and pharmacy benefits managers that play a significant role in the pharmaceutical distribution chain. These changes to the Discount Safe Harbors available under the Anti-Kickback Statute would reduce some of the protections currently available to manufacturers that pay negotiated rebates to pharmacy benefits managers in exchange for these “PBMs” agreeing to include drugs and biologics on the formularies of the PBM’s downstream customers, primarily the health plans that insure patients for both private commercial plans and government-sponsored plans. Congress through the passage of the Inflation Reduction Act, the Infrastructure Investment and Jobs Act, and the Bipartisan Safer Communities Act delayed implementation of this safe harbor until 2032. Should the regulation go into effect in 2023, it could have an impact on both our commercial supply arrangements with health plans and our supply arrangements to health plans that serve beneficiaries of federal health care programs such as Medicare Part D.

Most recently, in August 2022, the Inflation Reduction Act of 2022 (the “IRA”) became law.  Among other things, the IRA has multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the United States. Starting in 2023, a manufacturer of a drug or biological product covered by Medicare Parts B or D must pay a rebate to the federal government if the product’s price increases faster than the rate of inflation. This calculation is made on a drug product by drug product basis and the amount of the rebate owed to the federal government is directly dependent on the volume of a drug product that is paid for by Medicare Parts B or D. Additionally, starting in payment year 2026, the Centers for Medicare and Medicaid Services (CMS) will negotiate drug prices annually for a select number of single source Part D drugs without generic or biosimilar competition. CMS will also negotiate drug prices for a select number of Part B drugs starting for payment year 2028. If a drug product is selected by CMS for negotiation, it is expected that the revenue generated from such drug will decrease. The effect of the IRA on our business and the healthcare industry in general is not yet known. There remains a large amount of uncertainty regarding the federal government’s approach to paying for pharmaceutical products.

If product liability lawsuits are successfully brought against us or any of our partners, we may incur substantial liabilities and may be required to limit commercialization of any approved products.

We face an inherent risk of product liability lawsuits related to the testing of our product candidates in seriously ill patients and may face an even greater risk if product candidates are approved by regulatory authorities and introduced commercially. Product liability claims may be brought against us or our partners by participants enrolled in our clinical trials, patients, health care providers or others using, administering or selling any of our future approved products. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities, which may result in:

●	decreased demand for any of our future approved products;

●	injury to our reputation;
●	withdrawal of clinical trial participants;
●	termination of clinical trial sites or entire trial programs;
●	significant litigation costs;
●	substantial monetary awards to or costly settlements with patients or other claimants;
●	product recalls or a change in the indications for which they may be used;
●	loss of revenue;
●	diversion of management and scientific resources from our business operations; and
●	the inability to commercialize any approved drugs.

Although we currently carry clinical trial insurance, the amount of such insurance coverage may not be adequate. In addition, we will need to obtain more comprehensive insurance and increase our insurance coverage when we begin the commercialization of any approved drugs. Insurance coverage is becoming increasingly expensive. As a result, we may be unable to maintain or obtain sufficient insurance at a reasonable cost to protect us against losses that could have a material adverse effect on our business.

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

Our business and operations could suffer in the event of computer system failures or security breaches.

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

Public health pandemics, epidemics or outbreaks could adversely impact our business. The situation surrounding the COVID-19 pandemic, including the mutation of variants, continues to remain fluid. Pandemics such as COVID-19 can adversely impact our business as a result of disruptions, such as travel bans, quarantines, staffing shortages, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials.

If we fail to develop and commercialize other product candidates, we may be unable to generate revenues.

Although the development and commercialization of nomacopan is our primary focus, as part of our longer-term growth strategy, we may evaluate the development and commercialization of other therapies for the treatment of autoimmune, inflammatory or other diseases. We may from time to time evaluate internal opportunities from our current product candidates, and also may choose to in-license or acquire other product candidates as well as commercial products to treat patients suffering from immune-mediated, orphan or other disorders with high unmet medical needs and limited treatment options. These other product candidates may require additional, time-consuming development efforts prior to commercial sale, including preclinical studies, clinical trials and marketing approval by the FDA, MHRA, EMA and/or applicable foreign regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any such products that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than commercially available alternatives, if any.

Our business could suffer if we are unable to attract and retain key employees.

Our success depends upon the continued service and performance of our senior management and other key personnel. The loss of the services of these personnel could delay or prevent the successful completion of our planned clinical trials or the commercialization of our therapeutic candidates or otherwise affect our ability to manage our company effectively and to carry out our business plan. We do not maintain key-man life insurance. Although we have entered into employment agreements with all of the members of our senior management team, members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the biopharmaceutical industry. There can be no assurance that we will be able to continue to attract and retain such personnel.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, clinical, technical, sales, managerial and finance personnel. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to suit from their former employers. In addition, if we elect to independently commercialize any approved drug, we will need to expand our marketing and sales capabilities. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop and commercialize products. Further, any failure to effectively integrate new personnel could prevent us from successfully growing our company.

Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, board of director and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us.

Customers, consumers, investors and other stakeholders are increasingly focusing on environmental issues, including climate change, energy and water use, plastic waste and other sustainability concerns. Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Changing customer and consumer preferences or increased regulatory requirements may result in increased demands or requirements regarding plastics and packaging materials, including single-use and non-recyclable plastic products and packaging, other components of our products and their environmental impact on sustainability, or increased customer and consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of substances present in certain of our products. Complying with these demands or requirements could cause us to incur additional manufacturing, operating or product development costs.

If we do not adapt to or comply with new regulations, including the SEC’s published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our products, if approved for commercialization, which could have a material adverse effect on our reputation, business or financial condition.

Our business either directly or indirectly through critical suppliers may be adversely affected by the impact of any resurgence of COVID-19.

Public health epidemics or outbreaks could adversely impact our business. The situation surrounding the COVID-19 pandemic, including the mutation of variants, continues to remain fluid globally. The potential for a material impact on our business, financial condition and results of operation remains a risk if there is a resurgence of COVID-19. While the COVID-19 pandemic has subsided with the normalization of living with COVID-19 following the increase in accessibility to COVID-19 vaccines and antiviral treatments, we cannot reasonably estimate with any degree of certainty any future impact of a resurgence of COVID-19. Pandemics such as this can adversely impact our business as a result of disruptions, such as travel bans, quarantines, staffing shortages, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials.

Moreover, as a result of COVID-19, there is a general unease of conducting certain non-critical activities in medical centers. For example, while now open for enrollment, prior clinical trials have been halted or delayed due to COVID-19. The extent to which COVID-19 impacts operations will depend on future developments, including the scope of any new virus mutations and outbreaks, the nature of government public health guidelines and the public’s adherence to those guidelines, the rate of individuals becoming fully vaccinated and the public’s adherence to guidelines to receive booster vaccinations, and the extent to which new lockdowns may be needed or are required in particular countries, including China. In particular, if there is a resurgence COVID-19 globally, this could adversely impact our operations and workforce, including research and clinical trials and the ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates, and could result in the inability of suppliers to deliver components or raw materials, including drug product and drug substance, on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

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

The process of establishing and maintaining collaborative relationships is difficult, time-consuming and involves significant uncertainty, including if a collaboration partner:

●	may shift its priorities and resources away from our product candidates due to a change in business strategies, or a merger, acquisition, sale or downsizing;
●	may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons;
●	may cease development in therapeutic areas which are the subject of our strategic collaboration;
●	may not devote sufficient capital or resources towards our product candidates;
●	may change the success criteria for a drug candidate thereby delaying or ceasing development of such candidate;
●	experiences significant delays in initiating certain development activities, which will also delay payment of milestones tied to such activities, thereby impacting our ability to fund our own activities;
●	develops a product that competes, either directly or indirectly, with our drug candidate;
●	may not commit sufficient financial or human resources to the marketing, distribution or sale of our product;
●	may encounter regulatory, resource or quality issues and be unable to meet demand requirements;
●	may exercise a contractual right to terminate a strategic alliance;
●	and us have a dispute arise concerning the research, development or commercialization of a drug candidate resulting in a delay in milestones, royalty payments or termination of an alliance and possibly resulting in costly litigation or arbitration which may divert management attention and resources; and
●	may use our products or technology in such a way as to invite litigation from a third party.

If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, our research, clinical development, manufacturing or commercialization efforts related to that collaboration could be delayed or terminated, or it may be necessary for us to assume responsibility for expenses or activities that would otherwise have been the responsibility of our collaborator. If we are unable to establish and maintain collaborative relationships on acceptable terms or to successfully transition terminated collaborative agreements, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense or find sources of additional capital.

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

Moreover, the manufacturing of therapeutic biologics products is highly complex. Problems may arise during manufacturing for a variety of reasons, including but not limited to:

●	equipment malfunction;
●	failure to follow specific protocols and procedures;
●	changes in product specification;
●	low quality or insufficient supply of raw materials;
●	delays in the construction of new facilities or the expansion of our existing manufacturing facilities as a result of changes in manufacturing production sites and limits to manufacturing capacity due to regulatory requirements;
●	staffing shortages;
●	advances in manufacturing techniques;
●	physical limitations that could inhibit continuous supply; and
●	man-made or natural disasters and other environmental factors.

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

Manufacturing methods and formulation are sometimes altered through the development of drug candidates from clinical trials to approval, and further to commercialization, in an effort to optimize manufacturing processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause the drug candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay the commercialization of any approved drugs and require bridging studies or the repetition of one or more clinical trials, which may result in increases in clinical trial costs, delays in drug approvals and may jeopardize our ability to commence product sales and generate revenue.

We may also experience shortages of qualified personnel, raw materials or key contractors, and experience unexpected damage to our facilities or the equipment in them. In these cases, we may be required to delay or suspend our manufacturing activities. We may be unable to secure temporary, alternative manufacturers for our drugs with the terms, quality and costs acceptable to us, or at all. Such an event could delay our clinical trials and/or the availability of our products for commercial sale. Moreover, we may spend significant time and costs to remedy these deficiencies before we can continue production at our manufacturing facilities.

In addition, the quality of our products, including drug candidates manufactured by us for research and development purposes and drugs manufactured by us for commercial use, depends significantly on the effectiveness of our quality control and quality assurance, which in turn depends on factors such as the production processes used in our manufacturing facilities, the quality and reliability of equipment used, the quality of our staff and related training programs and our ability to ensure that our employees adhere to our quality control and quality assurance protocol. However, there can be no assurances that our quality control and quality assurance procedures will be effective in consistently preventing and resolving deviations from our quality standards. Any significant failure or deterioration of our quality control and quality assurance protocol could render our products unsuitable for use, jeopardize any cGMP certifications we may have and/or harm our market reputation and relationship with business partners. Any such developments may have a material adverse effect on our business, financial condition and results of operations.

If our third-party manufacturer of nomacopan is unable to increase the scale of its production of nomacopan, and/or increase the product yield of its manufacturing, then our costs to manufacture the product may increase and/or commercialization may be slowed.

In order to produce sufficient quantities of nomacopan to meet the demand for future clinical trials and subsequent commercialization, our third party manufacturer of nomacopan will be required to increase its production while maintaining the quality of the product. The transition to larger scale production could prove difficult. In addition, if our third party manufacturer is not able to optimize its manufacturing process to increase the product yield for nomacopan, or if it is unable to produce increased amounts of nomacopan while maintaining the quality of the product, then we may not be able to meet the demands of clinical trials or market demands, which could decrease our ability to generate profits and have a material adverse impact on our business and results of operation.

Risks Related to our Ordinary Shares and ADSs

Ownership of our ADSs and/or ordinary shares involves a high degree of risk.

Investing in and owning our ADSs and ordinary shares involve a high degree of risk. Shareholders should read carefully the risk factors provided within this section, as well as our public documents filed with the SEC, including the financial statements therein.

Our ADSs may be involuntarily delisted from trading on the Nasdaq Capital Market if we fail to comply with the continued listing requirements. A delisting of our ADSs could reduce the liquidity of our ADSs and may inhibit or preclude our ability to raise additional capital.

Nasdaq requires us to meet certain financial, public float, bid price and liquidity standards on an ongoing basis in order to continue the listing of our ADSs. Generally, we must maintain a minimum closing bid price of $1.00 and a minimum amount of shareholders equity (generally $2.5 million). On October 24, 2022, we were notified by Nasdaq that we were not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market, and in in accordance with the applicable Nasdaq rules, we were provided with a grace period, through April 24, 2023, to regain compliance with this rule. On April 25, 2023, Nasdaq granted us an additional 180 calendar day period, or until October 23, 2023, in which to regain compliance with the minimum $1.00 bid price requirement. In addition, as a result of the expected accounting classification of the warrants issued in connection with our September 2022 registered direct offering as liabilities, our shareholders equity fell below the $2,500,000 shareholders’ equity requirement set forth in Nasdaq Listing Rule 5505(b)(1) for continued listing on the Nasdaq Capital Market as of December 31, 2022 and we expect that once we file this Annual Report on Form 20-F for the year ended December 31, 2022, we may receive a related notice of non-compliance from Nasdaq.

If we fail to regain compliance with the Nasdaq minimum closing bid price or shareholders equity requirement, or otherwise meet any of the continuing listing requirements, our ADSs may be subject to delisting and we may become subject to delisting proceedings. If our ADSs are delisted and we are not able to list our ADSs on another national securities exchange, we expect our securities would be quoted on an over-the-counter market. If this were to occur, our shareholders could face significant material adverse consequences, including limited availability of market quotations for our ADSs and reduced liquidity for the trading of our securities. In addition, we could experience a decreased ability to issue additional securities and obtain additional capital in the future. There can be no assurance that an active trading market for our ADSs will develop or be sustained. We plan to raise additional capital in order to increase our shareholders’ equity in order to meet the Nasdaq continued listing standards. Any additional equity financings may be financially dilutive to, and will be dilutive from an ownership perspective to our shareholders, and such dilution may be significant based upon the size of such financing. Additionally, we cannot assure that such funding will be available on a timely basis, in needed quantities, or on terms favorable to us, if at all.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, inflation raises our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, inflation, along with the uncertainties surrounding a resurgence of COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

More recently, the closures of SVB and Signature Bank and their placement into receivership with the FDIC created bank-specific and broader financial institution liquidity risk and concerns. Although the Department of the Treasury, the Federal Reserve and the FDIC jointly released a statement that depositors at SVB and Signature Bank would have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

If we are deemed or become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2023 or in any prior or subsequent years, there may be negative tax consequences for U.S. taxpayers that are holders of our ADSs.

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

We may have been a PFIC for 2022, but we have not performed a detailed analysis to determine PFIC status for 2022. Because the PFIC determination is highly fact sensitive, there can be no assurance that we were not a PFIC for 2022 and there can be no assurance that we will not be a PFIC for 2023 or for any other taxable year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our ADSs, and such U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to such U.S. shareholder, and any gain realized on the sale or other disposition of our ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for ADSs; (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ADSs during a period when we are a PFIC will be generally subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to certain exceptions, including for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. If an investor provides reasonable notice to us that it has determined to make a QEF election, we intend to provide annual financial information to such investor as may be reasonably required for purposes of filing United States federal income tax returns in connection with such QEF election.

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

Our stock price may experience substantial volatility as a result of a number of factors. The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be so in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our ADSs:

●	sales or potential sales of substantial amounts of our ordinary shares or ADSs;
●	delay or failure in initiating, enrolling, or completing clinical trials or unsatisfactory results of these trials or events reported in any of our current or future clinical trials;
●	announcements about us or about our competitors, including clinical trial results, marketing authorizations or new product introductions;
●	a serious adverse event in a clinical trial and/or a long-term safety issue;
●	developments concerning our licensors or product manufacturers;
●	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;
●	conditions in the pharmaceutical or biotechnology industries;
●	variations in our anticipated or actual operating results;
●	governmental regulation and legislation, actual or anticipated;
●	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations;
●	whether, to what extent and under what conditions the FDA, MHRA or EMA will permit us to continue developing our product candidates, if at all, and if development is continued, any reports of safety issues or other adverse events observed in any potential future studies of these product candidates;
●	adverse publicity;
●	our ability to enter into new collaborative arrangements with respect to our product candidates;
●	the terms and timing of any future collaborative, licensing or other arrangements that we may establish;
●	our ability to raise additional capital to carry through with our clinical development plans and current and future operations and the terms of any related financing arrangements;
●	the timing of achievement of, or failure to achieve, our and any potential future collaborators’ clinical, regulatory and other milestones, such as the commencement of clinical development, the completion of a clinical trial or the receipt of marketing authorization;
●	announcement of FDA, MHRA or EMA approval or non-approval of our product candidates or delays in or adverse events during the FDA, MHRA or EMA review process;
●	actions taken by regulatory agencies with respect to our product candidates or products, our clinical trials or our future sales and marketing activities, including regulatory actions requiring or leading to restrictions, limitations and/or warnings in the label of an approved product candidate;

●	uncontemplated problems in the supply of the raw materials used to produce our product candidates;
●	the commercial success of any product approved by the FDA, MHRA, EMA or any other foreign counterpart;
●	introductions or announcements of technological innovations or new products by us, our potential future collaborators, or our competitors, and the timing of these introductions or announcements;
●	market conditions for equity investments in general, or the biotechnology or pharmaceutical industries in particular;
●	we may have limited or very low trading volume that may increase the volatility of the market price of our ADSs;
●	regulatory developments in the United States and foreign countries;
●	changes in the structure or reimbursement policies of health care payment systems;
●	any intellectual property infringement lawsuit involving us;
●	actual or anticipated fluctuations in our results of operations;
●	changes in financial estimates or recommendations by securities analysts;
●	hedging activity that may develop regarding our ADSs;
●	regional or worldwide recession;
●	sales of our ordinary shares or ADSs by our executive officers, directors and significant shareholders;
●	managerial costs and expenses;
●	changes in accounting principles or practices;
●	the loss of any of our key scientific or management personnel; and
●	natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, a resurgence of COVID-19), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

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

Insiders own a significant amount of our outstanding shares which could delay or prevent a change in corporate control or result in the entrenchment of management and/or the board of directors.

As of March 31, 2023, our directors and executive officers, together with their affiliates and related persons, beneficially own, in the aggregate, approximately 24.7% of our outstanding ordinary shares. Our chairman Dr. Ray Prudo, beneficially owns approximately 21.8% of our outstanding ordinary shares. Accordingly, these shareholders, if acting together, or Dr. Prudo, individually, may have the ability to impact the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these persons may have the ability to influence the management and affairs of our Company. Accordingly, this concentration of ownership may harm the market price of our ADSs by:

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

We may lose our foreign private issuer status in the future, which could result in additional costs.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning with the following fiscal year, which are more detailed and extensive than the forms available to a foreign private issuer, and require the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, as well as current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur additional legal, accounting and other expenses that we would not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

Our ADSs have been listed on the Nasdaq Capital Market under the symbol “AKTX” since September 21, 2015 and under the symbol “CLTX” from January 31, 2014 until September 18, 2015. Prior to that, our ADSs were quoted on the OTCQB under the symbol “CLSXD” from January 3, 2014 to January 30, 2014 and were quoted on the OTCQB under the symbol “CLSXY” from September 16, 2013 until January 2, 2014 and under the symbol “MRRBY” from February 19, 2013 to September 15, 2013. Effective January 3, 2014, our ratio of ADSs to ordinary shares changed from one ADS per each two ordinary shares to one ADS per each ten ordinary shares and, effective as of September 17, 2015, our ratio of ADSs to ordinary shares changed from one ADS per each ten ordinary shares to one ADS per each one hundred ordinary shares. Currently, each ADS represents one hundred ordinary shares. Effective December 8, 2020, the currency of our ordinary shares was changed from pounds sterling to US dollars and the nominal (par) value of an ordinary share was reduced to $0.0001.

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

We use our website (www.akaritx.com),  Linkedin (https://www.linkedin.com/company/akaritx/) and Twitter (https://twitter.com/AkariTX) as a channel of distribution of Company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, LinkedIn and Twitter, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report.

Capital Expenditures

We had no capital expenditures for the years ended December 31, 2022, 2021 and 2020.

B.	Business Overview

We are a clinical-stage biotechnology company focused on developing advanced therapies for autoimmune and inflammatory diseases involving the complement (C5) and leukotriene (LTB4) pathways. Each of these pathways has scientifically well-supported causative roles in the diseases we are targeting. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases. Our activities since inception have consisted of performing research and development activities and raising capital.

Our lead product candidate, nomacopan, is a recombinant small protein derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, which modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response. Nomacopan is a second-generation complement inhibitor which acts on complement component-C5, preventing release of C5a and formation of C5b–9 (also known as the membrane attack complex, or MAC), and independently and specifically also inhibits leukotriene B4, or LTB4, activity, both elements that are often co-located as part of the immune/inflammatory response. The importance of nomacopan’s dual inhibitory action is therefore twofold. First, it can prevent inflammatory and prothrombotic activities of two key pathways, and second, the pathways can be independently activated. Additionally, nomacopan’s bio-physical properties allow it to be potentially used in a variety of formulations, including subcutaneous, intravenous, topical to eye, inhaled and intravitreous routes of administration.

Nomacopan is a recombinant small protein (16,769 Da) derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, where it modulates the host immune system to allow the parasite to feed without alerting the host to the ticks presence or provoking an immune response.

Nomacopan has received orphan drug designation from the U.S. Food and Drug Administration, or the FDA, for use in HSCT-TMA, GBS, PNH and BP, and the European Medicines Agency, or the EMA, for PNH, GBS and BP (each as defined below). Orphan drug designation provides us with certain benefits and incentives, including a period of marketing exclusivity if marketing authorization of the drug is ultimately received for the designated indication. The receipt of orphan drug designation status does not change the regulatory requirements or process for obtaining marketing approval and the designation does not mean that marketing approval will be received.

We have received Fast Track designation from the FDA for the investigation of nomacopan for the treatment of pediatric HSCT-TMA, for the treatment of PNH in patients who have polymorphisms conferring Soliris® (eculizumab) resistance and the treatment of BP. The Fast Track program was created by the FDA to facilitate the development and expedite the review of new drugs which show promise in treating a serious or life-threatening disease and address an unmet medical need. Drugs with Fast Track designation may also qualify for priority review to expedite the FDA review process, if relevant criteria are met.  We have also received Rare Pediatric Disease Designation from the FDA for the treatment of pediatric HSCT-TMA. The Rare Pediatric Disease Designation is a recognition of the significant need that exists for approved treatments in rare pediatric diseases and is intended to encourage development of these treatments. Under this program, a sponsor who receives an approval of a new drug application or biologics license application for a rare pediatric disease may be eligible for a Priority Review Voucher, which is received concurrently with marketing approval as discussed further below.

Our clinical targets for nomacopan are autoimmune and inflammatory diseases where the inhibition of both C5 and LTB4 are implicated, including pediatric HSCT-TMA. We additionally have a pre-clinical program developing long-acting PASylated-nomacopan (PAS-nomacopan) for treatment of geographic atrophy (GA) secondary to dry age-related macular degeneration (dry AMD).

Clinical Development Programs — Past and Current

Phase 1a Single Ascending Dose Trial

Nomacopan entered clinical development in 2013 when a Phase 1a clinical trial was initiated under a Clinical Trials Authorization (CTA) issued by the Medicines and Healthcare products Regulatory Agency (MHRA), an executive agency of the Department of Health and Social Care in the United Kingdom. The primary objective of this single ascending dose, first-in-man study was to explore the safety profile of nomacopan in 24 subjects. The drug was well tolerated, and no serious or dose-related serious adverse events were reported. The secondary objective of this Phase 1a clinical trial was to examine the effect of nomacopan on complement activity at the highest, therapeutic dose. This showed that the peak onset of action was about nine hours after injection, and that the effect of a single dose was detectable for more than 96 hours. The effects were consistent between all subjects and showed 100% inhibition of the complement system within 12 hours.

Phase 1b Dose Range Finding Trial

A Phase 1b repeat dose study was initiated in the first quarter of 2016. In this double-blind, randomized Phase 1b trial, each cohort of six normal healthy volunteers was given either a loading dose of subcutaneous placebo twice a day for two days followed by five days of a single daily placebo dose (n=2) or a loading dose of 30 mg of subcutaneous nomacopan twice a day for two days followed by five days of a single daily subcutaneous maintenance dose (n=4) of either 15 mg, 22.5 mg or 30 mg.

Data from the 22.5 mg once daily maintenance cohort and 30 mg once daily maintenance cohort demonstrated that subcutaneous nomacopan achieved complete complement inhibition (ELISA CH50 < 8 Eq/ml, lower limit of quantification) within the first day, and demonstrated complete complement inhibition at the end of dosing on day 7 whether measured using the ELISA or lytic CH50 assays.

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

HSCT-TMA Clinical Program

HSCT-TMA is an orphan condition with severe cases having an estimated fatality rate of more than 80% patients with the disease. Complement activity is known to be implicated in HSCT-TMA with sC5b-9 and CH50 identified as key markers of disease progression; LTB4, which is also inhibited by nomacopan, may also be implicated by causing uncontrolled functioning of certain immune cells, such as neutrophils, that may lead to inflammation, tissue damage, and development of thrombosis. Currently, there are no approved treatment options for adult or pediatric patients in the U.S. or Europe.

In December 2019, we opened a two-part, multi-center Phase 3 study for the treatment of pediatric HSCT-TMA with nomacopan, based upon guidance from our end-of-phase 2 meeting with FDA. The primary endpoints are focused on disease response defined primarily by renal improvement and reduced transfusion dependence. This two-part pivotal Phase 3 study of nomacopan in pediatric patients with HSCT-TMA is based on guidance from our end-of-Phase 2 meeting with the FDA. Part A of the trial is a dose confirmation study. The pivotal Part B of the trial is a responder-based safety and efficacy study. As a result of the COVID-19 outbreak, we experienced delays in openings and enrollment. However, Part A of the trial in pediatric HSCT-TMA has now fully enrolled two of three pediatric age cohorts.

In November 2022, the FDA granted the Rare Pediatric Disease Designation to nomacopan for the treatment of pediatric HSCT-TMA, which is a recognition of the significant need that exists for approved treatments in rare pediatric diseases and is intended to encourage development of these treatments. Under this program, a sponsor who receives an approval of a new drug application, or NDA, or BLA for a rare pediatric disease may be eligible for a Priority Review Voucher, or PRV. A PRV is valuable because it can be redeemed to obtain priority review for a subsequent marketing application for a different product or may be sold to a third party.

In February 2023, based on Type C guidance from the FDA, we announced our plans to move forward into design and planning for pivotal Part B of the Phase 3 clinical trial of nomacopan for treatment of pediatric HSCT-TMA in patients between 2 years and <18 years of age. Part A of the Phase 3 clinical trial of nomacopan in pediatric HSCT-TMA was designed to include three cohorts: ages 0.5 to <2 years, ≥2 to <9 years and ≥9 to <18 years. We enrolled patients in the two older age groups and, based on feedback from the FDA, the PK/PD data from these patients from the Part A study are consistent with the predictions derived from our latest PK/PD model. Since enrollment for the youngest age cohort (ages 0.5 to <2 years) in the Part A pediatric study is not completed, we are keeping the study open for this youngest group of pediatric patients while advancing the pivotal Part B study of nomacopan in the older pediatric patients.  We participated in the FDA Model-Informed Drug Development (MIDD) program to refine the our PK/PD model suitability and doses for the Phase 3 clinical trial of nomacopan in pediatric HSCT-TMA. Clinical data from 38 subjects (in previous clinical studies and healthy volunteers) were included in the PK/PD model, which was used to predict dosing for pediatric HSCT-TMA patients through 10,000 virtual patient simulations. These informed FDA MIDD interactions that confirmed PK/PD model suitability and doses selected for the nomacopan Phase 3 Part A clinical trial in pediatric HSCT-TMA. An expanded PK/PD model using data from 55 patients treated with nomacopan was reviewed in a Type C interaction with the FDA along with PK/PD data from the Part A study. According to FDA feedback, the model is predictive and supports a simple, fixed dosing regimen of nomacopan in the upcoming Phase 3 pivotal Part B clinical trial in pediatric HSCT-TMA patients who are ages 2 years and older. Study enrollment in the pivotal Part B portion of the trial is expected to begin by the end of 2023.

In addition, in February 2023, we also announced we have added a new pipeline program that will develop nomacopan as a potential treatment for adult HSCT-TMA, which will include a study that is supportive of the pediatric program. Study enrollment for the adult program is expected to begin in 2024.

In March 2023, we presented a case study of the first patient to complete treatment in the Part A portion of the Phase 3 clinical study of nomacopan in pediatric HSCT-TMA at the late-breaker at the Transplantation & Cellular Therapy Tandem Meetings as a poster presentation at the European Society for Blood and Marrow Transplantation (EBMT) 49th Annual Meeting.  A 6-year-old male patient at Royal Manchester Children’s Hospital, Manchester University NHS Foundation Trust in Manchester, UK received a 6/8 HLA-mismatched unrelated cord blood HSCT conditioned with fludarabine, treosulfan and thiotepa, for relapsed refractory acute myelogenous leukemia (AML). The patient received 7 granulocyte infusions peri-transplant as part of an experimental protocol to augment the graft-versus-leukemia effect. His immediate post-transplant course was complicated by engraftment syndrome, acute gut graft-versus-host disease (GVHD) grade 3 and cytomegalovirus (CMV) viraemia. At day +66 after transplant, the patient developed features consistent with TMA, was enrolled in the clinical trial, and began treatment with nomacopan on day +74. A single-age and weight-based ablating dose was followed by maintenance dosing for 21 days. After initial pharmacodynamic analysis at day 14 of treatment, the patient was found to have pre-dose terminal complement activity (TCA) slightly higher (value 14.4) than the LLOQ (CH50 >10 U Eq/ml). Although his TCA had been reduced by 95% from a high baseline CH50 of 299.6U Eq/ml and sC5b9 had normalized, dose was increased in line with the study protocol. A few days later the patient developed neurological symptoms following a period of hypertension and was diagnosed with posterior reversible encephalopathy syndrome (PRES). Nomacopan was stopped for 3 days and restarted after the diagnosis was deemed to be unrelated to nomacopan treatment. Treatment continued for 46 days until the patient’s urine protein creatinine ratio was corrected for ≥28 days. Gut pathology and thrombocytopenia were resolved. The patient was discharged from the hospital and remains well and in remission. No adverse events related to nomacopan were experienced during the 72-day treatment period.

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

During the third quarter of 2018, we commenced a Phase 1/2 randomized, double blinded, placebo-controlled trial with an initial three patients (Part A) prior to the blinding (Part B) to evaluate the safety and efficacy of nomacopan in patients with the inflammatory mediated eye disorder aopic keratoconjunctivitis, or AKC. In Part A of the Phase 1/2 study, three patients were treated with twice daily nomacopan eye drops in addition to standard of care for up to 56 days in order to establish the safety and tolerability of the drops in preparation for Part B, a randomized, double-masked placebo-controlled comparison in 16 patients. The drops were found to be comfortable and well-tolerated throughout the trial for all three patients. There were no serious adverse events reported. On that basis, the independent safety committee gave permission for the trial to proceed to Part B. Enrollment in the Part B placebo-controlled efficacy arm of the study was halted in H1 2020 due to the COVID-19 outbreak. Of the 12 patients recruited, a complete data set was available on 10 patients – two from Part A and eight from Part B. In Part B, of the eight patients recruited, six were placebo (four AKC patients and two other surface of the eye diagnosis) and two were treated with nomacopan (two AKC patients). As a first-in-eye Phase 1/2 study, the primary endpoint measure was safety. Aggregating data from the eight AKC patients from Part A and Part B shows no ocular treatment emergent serious adverse events during the eight-week treatment period. Nomacopan is delivered topically as eye drops without preservatives and is pH neutral. A comfort score measured after each eye drop installation showed the drug was comfortable and well tolerated. Although the four nomacopan treated AKC patients achieved a higher improved mean efficacy score than the four placebo AKC patients, the patient numbers are too small to show statistical significance on efficacy measures between the two treatment groups.

During 2020 and 2021, we announced preclinical data comparing the therapeutic efficacy of nomacopan, long acting PAS-nomacopan, and a monoclonal anti-VEGF antibody all administered intravitreally. PAS-nomacopan was found to reduce intraocular VEGF levels by as much as the anti-VEGF antibody with 74% (p=0.04) and 68% (p=0.05) reductions respectively, compared to saline control. Furthermore, based on a clinical score measurement, inflammation increased in both the control and anti-VEGF groups by 49% and 33%, respectively, PAS-nomacopan treatment showed a 9% reduction in inflammation assessed by retinal fundoscopy (p=0.02). This therapeutic activity across multiple pathogenic pathways (VEGF, inflammation and complement) supports the potential for nomacopan as a new mode of action for the treatment of back of the eye diseases.

During the fourth quarter of 2020, we announced the publication of the results of a two-year research collaboration with the UCL Institute of Ophthalmology. The results showed that the therapeutic intravitreal (IVT) administration of long-acting PAS-nomacopan mitigated both the severity and progress of retinal damage in two models of autoimmune uveitis, a severe inflammatory eye disease where steroids are the primary treatment option. In addition, results showed the presence of inflammatory cells expressing both complement C5 and LTB4 receptors in retinal tissue from donor patients with uveitis as compared to healthy donor eyes.

During the second quarter of 2022, we announced positive results from two preclinical studies of investigational PAS-nomacopan in diseases of the eye. These preclinical results confirm bioavailability of PAS-nomacopan in the retina and suggested that a clinical dose interval of three months or more may be possible. Studies have shown that due to adverse effects, such as infection, increase in intraocular pressure and discomfort and anxiety, intravitreal or IVT, injection of PAS-nomacopan presents a heavy burden on patients therefore a longer dosing interval may be beneficial.

During the third quarter of 2022, we announced further positive results from these recent pre-clinical studies on the tolerability and extended dose interval of long-acting PAS-nomacopan, which, together with data previously presented, suggest PAS-nomacopan may be a potential novel and effective treatment option for GA, a chronic progressive degeneration of the macula in the aging eye leading to lesions on the outer retina that can cause irreversible vision loss.There is currently one FDA-approved therapy for treatment of GA and one filed with the FDA, both are complement inhibitors; treatments are administered to patients through monthly or every-other-month needle injections into the eye (intravitreal injections/IVTs). Frequent needle injections into the eye are a source of fear, discomfort, disruption for patients and has been shown to decrease patient compliance with optimal dosing regimens.

Our preclinical results show that PAS-nomacopan has the potential to make IVT injection long-lasting in the back of the eye and may provide a more than three-month dosing interval that is less burdensome and thus more attractive for patients. Sight-threatening choroidal neovascularization (CNV) is a safety risk associated with approved and late-stage complement-only inhibitors used for the treatment of GA. CNV is typically treated with anti-VEGF injections. Currently approved and late-stage GA treatments have shown increased risks of developing CNV in clinical trials 4X and 2X compared to sham, respectively. Dual-action PAS-nomacopan may offer the well-understood benefits of complement C5 inhibition in slowing the progression of GA lesions, while LTB4 inhibition also has the potential to help prevent VEGF-A over-expression, a key driver of CNV. These positive results support the potential of long-acting PAS-nomacopan to advance toward IND/IMPD for clinical trials in GA / advanced dry AMD. The program is on -track to submit an IND to the FDA in the first half of 2024.

BP Clinical Program De-Prioritization

In patients with BP there is evidence that both C5 and LTB4 have a central role in driving the disease. Ex vivo data, from a study at Lubeck University, Germany in BP patients showed a pronounced accumulation of LTB4 and C5 and its activation products in the inflamed skin of bullous pemphigoid disease patients.

Following positive topline results from our fully recruited Phase 2 study of nomacopan in nine BP patients, in 2021 we submitted an IND with the FDA and initiated a Phase 3 program for the treatment of BP. Supply chain issues resulted in delays in the study, and in May 2022, some sites started recruiting. Following positive FDA and EMA meetings in 2020, we created a trial design in two parts, with Part A and Part B having the same structure, duration, endpoints and target population of moderate and severe BP patients. In the third quarter of 2022, we announced the prioritization of the Phase 3 clinical trial of nomacopan in severe pediatric HSCT-TMA and the promising pre-clinical program of PAS-nomacopan in GA and discontinuation of the clinical program evaluating nomacopan in BP.

The decision to narrow the pipeline focus is based on Akari’s thorough reassessment of development timelines and associated costs to maximize value in its pipeline. It is not related to BP clinical trial data.

Other Program De-Prioritization

We have been in the early stages of exploring opportunities in inflammatory lung diseases with severe exacerbations where complement and leukotriene pathways are implicated, and had in process a PNH program consisting of four separate studies. We provide below a summary of the promising results of nomacopan from our discontinued PNH clinical program.

The PNH program consisted of four separate studies, each of which is closed.

Phase 2 PNH Eculizumab-Resistant Trials which opened in Q1 2016 and has treated two patients.

Phase 2 COBALT PNH Trial which opened in Q4 2016 and has treated eight patients.

Phase 3 CAPSTONE PNH Trial which opened in Q1 2018 and has treated nine patients.

Long-Term Safety and Efficacy CONSERVE Study which treated 15 patients.

In December 2020, we announced new data on the efficacy and safety profile of long-term self-administration of nomacopan for treatment of patients with PNH.

The data from 19 PNH patients treated for a median of 18.5 months are derived from the Phase 2 COBALT trial (n=8 patients), the Phase 2 trial which specifically recruited eculizumab-resistant patients (n=2 patients), the Phase 3 CAPSTONE trial (n = 9 patients), and from the long-term safety study CONSERVE (n = 15), which accepted patients from the Phase 2 and Phase 3 studies. Sixteen of the 19 PNH patients were transfusion dependent prior to treatment with nomacopan, of whom 14 were treated with nomacopan for six months or more.

The data show that long term self-administration of nomacopan by PNH patients:

1)Reduced transfusion dependence (the most clinically relevant efficacy endpoint) by 79% in the 14 formerly transfusion dependent patients treated with nomacopan for at least six months, with a median time since last transfusion of 13.8 months.

2)In the Phase 3 CAPSTONE trial, all patients dosed with nomacopan (n=4) were transfusion independent for the six-month treatment period while all patients on placebo (n=5) remained transfusion dependent, which was the primary end point of the study. The difference is statistically significant at the p=0.034 level. The active and placebo groups were very similar in terms of transfusion requirements prior to treatment.
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

No neutralizing antibodies have been detected, including in the healthy volunteers in the Phase 1a and 1b trials, and the PNH studies. Pharmacokinetic analysis in PNH patients show that nomacopan serum drug levels do not fall in the presence of anti-drug antibodies and pharmacodynamic analyses show that terminal complement activity was fully inhibited (ELISA CH50 <10 U Eq/mL) throughout nomacopan dosing.

PAS-Nomacopan

Using PASylation®, a proprietary technology licensed from of XL-protein GmbH, XL-protein has modified nomacopan by adding a 600 amino acid proline/alanine/ serine (PAS) N-terminal fusion tag to generate PAS-nomacopan (68kDa). The unstructured and uncharged PAS polypeptide increases the apparent molecular size to approximately 600kDa, slowing kidney clearance and extending the systemic half-life of nomacopan.

Data from mouse, rat and dog studies of PAS-nomacopan demonstrated that the expected terminal half-life in humans may be approximately 4 days. Based on these data, PK modeling supports that a once weekly subcutaneous dosing regimen in human may be feasible. In addition, work in a rabbit eye model has demonstrated the potential for intravitreal dosing interval of once every three months or more using PAS-nomacopan.

In addition, data in a porcine model has shown a similar PK profile for the higher concentrated formulation which may be used in future chronic dosing  subcutaneous programs. This new highly concentrated formulation with small (0.3mL) volume and water-like viscosity is intended to allow ease of administration and increased patient comfort and as described above is in pre-clinical development for GA.

Target Indications

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

Geographic Atrophy (GA) Secondary to dry Age-Related Macular Degeneration (dry AMD)

GA secondary to dry age-related macular degeneration (dAMD) is a degenerative disease of the retina that leads to progressive loss of retinal pigment epithelium (RPE) and ultimately to photoreceptors. These areas of loss manifest as atrophic lesions on the macula, which reduce photosensitivity and if they overlap the fovea impair vision and ultimately lead to blindness. The pathogenesis of GA is multifactorial and is generally thought to be triggered by intrinsic and extrinsic stress acting on the poorly regenerative retinal pigment epithelium as people age. The stress results in the appearance of drusen and lipofuscin deposits. Components of drusen and lipofuscin, include complement, as well as products of oxidative stress such as advanced glycation end products, and may trigger inflammation via multiple pathways. The resulting inflammation can ultimately lead to the retinal cell death characteristic of GA. Development of AMD, including dAMD, is associated with polymorphisms in various complement proteins and recently a complement inhibitor against C3 has become the first FDA-approved drug for treatment of GA.

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

Both the complement and leukotriene pathways work as part of the immune system to disable and clear out foreign invaders and unwanted cells, and as such, plays an important role in the pathology of many autoimmune diseases. The term “Complement Mediated Diseases” applies to diseases and conditions where a patient’s immune system attacks and destroys healthy body tissue by mistake, causing direct damage mediated by complement and via a plethora of mediators induced by complement activation. In addition to those conditions where complement activity is believed to be the primary driver of disease, there are many other poorly treated diseases where in addition to complement activation other inflammatory pathways are implicated.  These diseases, such as HSCT-TMA, GA, PNH, aHUS, GBS, Myasthenia Gravis, NMOSD, BP and AKC, are potential targets for bi-specific nomacopan.

Mortality in patients who develop severe transplant-related TMAs is estimated to be 80%. There are no approved therapeutics for HSCT-TMA.  We believe the size of the potential patient population for moderate to severe complement mediated HSCT-TMA is approximately 200-300 in the pediatric population and 3,100-3,200 in the adult population in the US alone. With respect to GA, approximately 5 million people worldwide are estimated to be affected with nearly 1 million in the U.S.

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

There has been a broad research effort in complement-based therapy to date, with eculizumab being the first therapy approved that directly inhibits C5. Although there is currently less research and development effort in the leukotriene field there are approved leukotriene inhibitors used as a treatment for severe asthma. However, we are aware of certain other companies and academic institutions that are continuing their efforts to discover and develop alternate complement and/or C5 inhibitors, including, but not limited to, Alexion Pharmaceuticals, a subsidiary of AstraZeneca, Apellis, Omeros, Amgen, Iveric, Novartis, Roche and UCB.

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

Manufacturing

We currently employ third-party contract manufacturers, or CDMOs, which manufacture in accordance with current good manufacturing practice (GMP) requirements, for investigational medical products, including active pharmaceutical ingredients, drug substance and drug products for our preclinical research and clinical studies for nomacopan. Analytical methods have been established and qualified for release testing of drug substance and drug products. We have successfully manufactured nomacopan drug substance and drug product batches in 2016 and manufactured multiple lots of nomacopan in recent years through to 2022.

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on CDMOs for the manufacture of nomacopan and PAS-nomacopan and any other product candidates that we may develop for larger scale preclinical and clinical testing, as well as for commercial quantities of any product candidates that are approved.

In January 2021, we announced that the FDA has agreed, via a Type C meeting, to the clinical use of nomacopan derived from a next generation manufacturing process. This process increases the final yield of nomacopan at least 5-fold, compared to the previous manufacturing process, which may significantly decrease future commercial cost of goods and reduce the cost of ongoing Phase 3 and future clinical development programs for nomacopan.

In the future we may encounter disruptions in the supply chain of nomacopan which could negatively impact our ability to supply our drug product to clinical trial sites, delaying clinical studies.

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

We own or have exclusive rights to patents and patent applications based on 15 international patent applications. This includes eight issued United States patents, nine patents granted by the European Patent Office and foreign issued patents in other jurisdictions. This further includes pending patent applications in the United States and other jurisdictions. Our patents and patent applications relate to the complement C5 inhibitor protein nomacopan and to its use in the treatment of key disease indications, as well as to nomacopan variants, and histamine binding proteins. Our current patent portfolio includes granted patents in the jurisdictions of United States, Canada, major European countries, Japan, China, Brazil, Israel, Hong Kong, Mexico, Russia, Australia, New Zealand and pending applications in the jurisdictions of United States, Canada, Europe, Japan, China, Brazil, Israel, Republic of Korea, Australia and New Zealand.

Issued patents in the US and other countries which cover our product candidate nomacopan and its uses will expire between 2024 and 2038, excluding any patent term extensions that might be available following the grant of marketing authorizations. We have pending patent applications for our product candidate nomacopan and its uses that, if issued, would expire in the United States and in countries outside of the United States between 2024 and 2040, excluding any patent term adjustment that might be available following the grant of the patent and any patent term extensions that might be available following the grant of marketing authorizations. These patent and patent applications relate to subject matters including: complement inhibitor molecule; methods for treating myasthenia gravis; methods for treating peripheral nerve disorders; methods for treating respiratory disorders; methods for treating viral infections of the respiratory tract; methods of treating complement-mediated diseases in patients with C5 polymorphisms, methods of treating acute graft versus host disease; methods of treating cicatrizing eye inflammatory disorders; methods of treating autoimmune blistering diseases; methods of treating rheumatic diseases; methods of treating proliferative retinal diseases; methods of treating HSCT-TMA, and nomacopan variants lacking C5 or LTB4 binding.

We have licensed rights to patents and patent applications relating to PAS polypeptides and nucleic acids encoding PAS polypeptides, which include patents/applications which cover PAS-nomacopan fusion proteins. We also own a GB patent application directed to certain PAS-nomacopan fusion proteins and their use in the treatment of key disease indications, including GA. If granted, this GB patent would expire in 2042. This application was filed on 1st December 2022, meaning it is possible to file further applications including in the United States claiming priority to this application until 1st December 2023. If filed and granted, those priority-claiming patents would expire in 2043.

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

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

●	Phase 1: The product candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing may be conducted in patients.
●	Phase 2: This phase involves studies in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.
●	Phase 3: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product candidate and provide, if appropriate, an adequate basis for product labeling.

The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Phase 1, Phase 2, and Phase 3 testing may not be completed successfully within any specified period, if at all.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA or BLA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and FDA to reach agreement on the next phase of development. Sponsors typically use the end of Phase 2 meeting to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support approval of the new drug.

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

Enhanced Pathways

Enhanced pathways including a potential rolling review of clinical data by EMA have become more common as a result of the COVID-19 pandemic, but significant requirements have to be met to benefit from such enhanced or facilitated pathways to approval.

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

The EU-UK Trade Agreement contains an Annex in relation to medicinal products with the objective of facilitating availability of medicines, promotion of public health and consumer protection in respect of medicinal products between the UK and the EU. The Annex provides for mutual recognition of Good Manufacturing Practice (GMP) inspections and certificates, meaning that manufacturing facilities do not need to undergo duplicate inspections for the two markets. The Annex establishes a Working Group on Medicinal Products to deal with matters under the EU-UK Trade Agreement, facilitate co-operation and for the carrying out of technical discussions. It is expected that further bilateral discussions will continue with respect to regulatory areas not the subject of the EU-UK Trade Agreement, including pharmacovigilance. The EU-UK Trade Agreement also does not include reciprocal arrangements for the recognition of batch testing certification. The UK has listed approved countries, including the EEA which will enable UK importers and wholesales to recognize certain certification and regulatory standards. The UK has unilaterally agreed to accept EU batch testing and batch release for a period of at least two years until January 1, 2023. However, the EU continues to apply EU laws that require batch testing and batch release to take place in the EU territory. This means that medicinal products that are tested and released in the UK must be retested and re-released when entering the EU market for commercial use. As regards marketing authorizations, Great Britain has a separate regulatory submission process, approval process and a national markting authorization. Northern Ireland will, however, continue to be covered by the marketing authorizations granted by the European Commission.

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

Medicare is a U.S. federal government insurance program that covers individuals aged 65 years or older, as well as individuals of any age with certain disabilities, and individuals with End-Stage Renal Disease. The primary Medicare programs that may affect reimbursement for Akari are Medicare Part B, which covers physician services and outpatient care, and Medicare Part D, which provides a voluntary outpatient prescription drug benefit. Medicare Part B provides limited coverage of certain outpatient drugs and biologicals that are reasonable and necessary for diagnosis or treatment of an illness or injury. Under Medicare Part B, reimbursement for most drugs is based on a fixed percentage above the applicable product’s average sales price, or ASP. Manufacturers calculate ASP based on a statutory formula and must report ASP information on a quarterly basis to the Centers for Medicare and Medicaid Services (CMS), the federal agency that administers Medicare and the Medicaid Drug Rebate Program. The current reimbursement rate for drugs and biologicals in both the hospital outpatient department setting and the physician office setting is ASP + 6%. The rate for the physician clinic setting is set by statute, but CMS has the authority to adjust the rate for the hospital outpatient setting on an annual basis. This reimbursement rate may decrease in the future. In both settings, the amount of reimbursement for a product’s usage is updated quarterly based on the manufacturer’s submission of new ASP information about its product or based on the submission of ASP information of each manufacturer that sells a product for which there are multiple competitors in that product market. On November 27, 2020, CMS issued an interim final rule (November 2020 IFR) setting prices for certain drugs based on prices paid in other nations. Under the November 2020 IFR, beginning on January 1, 2021 and extending until December 30, 2027, CMS would use a model called Most Favored Nation to allow Medicare to more closely align its Medicare payment amount for selected Part B drugs with prices paid in other nations. On December 28, 2020, the U.S. District Court for the Northern District of California issued a nationwide preliminary injunction enjoining the implementation of the November 2020 IFR.  CMS, on February 28, 2022, formally rescinded the November 2020 IFR.

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

On November 27, 2020, the Centers for Medicaid and Medicare Services issued an interim final rule implementing a “Most Favored Nation” model for Medicare Part B drugs and biologicals (single source drugs, biologicals, and biosimilars). On December 28, 2020, the U.S. District Court for the Northern District of California granted temporary nationwide injunctions for the drug pricing model proposed to be effective January 1, 2021, precluding its implementation. CMS, on February 28, 2022, formally rescinded the November 2020 IFR. We are not able to state with certainty what the impact of these changes will have on our business with regard to these drug pricing initiatives.

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

Pursuant to the VHCA, knowing provision of false information in connection with a Non-FAMP filing can subject a manufacturer to significant civil monetary penalties for each item of false information.

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

The HTA Regulation was adopted and entered into force on January 11, 2022, and will become applicable three years later, i.e. on January 12, 2025.

U.S. Healthcare Reform and Other U.S. Healthcare Laws

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal healthcare laws, including those commonly referred to as “fraud and abuse” laws have been applied in recent years to restrict certain marketing practices in the pharmaceutical industry. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the U.S. federal government and the states in which we conduct our business. The laws that may affect our ability to operate include the following:

●	The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. This statute has been interpreted to apply broadly to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other. In addition, PPACA amended the Social Security Act to provide that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. A conviction for violation of the Anti-Kickback Statute requires mandatory exclusion from participation in federal health care programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and those activities may be subject to scrutiny or penalty if they do not qualify for an exemption or safe harbor.
●	The federal civil False Claims Act, or FCA, prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. This statute also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as FCA defendants in addition to the corporations. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $ 12,537to $25,076 per false claim or statement for penalties assessed after May 9, 2022. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.
●	The federal False Statements Statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services.

●	The federal Civil Monetary Penalties Law authorizes the imposition of substantial civil monetary penalties against an entity, such as a pharmaceutical manufacturer, that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment.
●	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
●	The majority of states also have statutes similar to the federal anti-kickback law and false claims laws that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, that apply regardless of whether the payer is a government entity or a private commercial entity.
●	The federal Open Payments (Physician Payments Sunshine Act) program requires manufacturers of products for which payment is available under Medicare, Medicaid or the State Children’s Health Insurance Program, to track and report annually to the federal government (for disclosure to the public) certain payments and other transfers of value made to physicians and teaching hospitals as well as disclosure of payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations. In addition, several U.S. states and localities have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, and/or make periodic public disclosures on sales, marketing, pricing, clinical trials, and other activities. Other state laws prohibit certain marketing-related activities including the provision of gifts, meals or other items to certain healthcare providers. Many of these laws and regulations contain ambiguous requirements that government officials have not yet clarified. Given the lack of clarity in the laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent federal and state laws and regulations.

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

PPACA contains several provisions that have or could potentially impact our business. PPACA made significant changes to the Medicaid Drug Rebate Program. Effective March 23, 2010, rebate liability expanded from fee-for-service Medicaid utilization to include the utilization of Medicaid managed care organizations as well. With regard to the amount of the rebates owed, PPACA increased the minimum Medicaid rebate from 15.1% to 23.1% of the average manufacturer price for most innovator products; changed the calculation of the rebate for certain innovator products that qualify as line extensions of existing drugs; and capped the total rebate amount for innovator drugs at 100% of the average manufacturer price. In addition, PPACA and subsequent legislation changed the definition of average manufacturer price. In early 2016, CMS issued final regulations to implement the changes to the Medicaid Drug Rebate Program under PPACA, which became effective on April 1, 2016. Finally, PPACA requires pharmaceutical manufacturers of branded prescription drugs to pay a branded prescription drug fee to the federal government. Generally, a fee is imposed by the IRS on each manufacturer or importer of branded prescription drug sales of over $5 million to specific government programs, such as Medicare and Medicaid. Sales of “orphan drugs” are excluded from this fee. “Orphan drugs” are specifically defined for purposes of the fee. For each indication approved by the FDA for the drug, such indication must have been designated as orphan by the FDA under section 526 of the FDCA, an orphan drug tax credit under section 45C of the Internal Revenue Code must have been claimed with respect to such indication, and such tax credit must not have been disallowed by the IRS. Finally, the FDA must not have approved the drug for any indication other than an orphan indication for which a section 45C orphan drug tax credit was claimed (and not disallowed).

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

There is significant interest in the United States in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access, including increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. There have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Although multiple bills to repeal or repeal and replace portions of the PPACA were introduced in 2017, none of these measures have successfully passed both houses of Congress. Congress may consider other legislation to repeal and replace elements of the PPACA or other health reform measures in the future. However, with the election of Joseph Biden and a change in control of the Senate, it is less likely that Congress will pass legislation to repeal and replace PPACA, but legislation to modify or expand PPACA may be considered.

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

As of December 31, 2022, we had 15 full-time employees.

C.	Organizational Structure

Our corporate structure consists of Akari Therapeutics Plc and four subsidiaries, one of which is an indirect subsidiary. The following is a list of our subsidiaries:

			%
Name of Subsidiary	Jurisdiction	Activity	Holding
Volution Immuno Pharmaceuticals SA	Switzerland	Research & Development	100%

Celsus Therapeutics Inc.	Delaware, USA	Research & Development	100%

Morria Biopharma Ltd	Israel	Inactive	100%

Akari Malta Limited	Malta	Research & Development	100%

D.	Property, Plant and Equipment

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

Overview

We are a clinical-stage biotechnology company focused on developing advanced therapies for autoimmune and inflammatory diseases involving the complement (C5) and leukotriene (LTB4) pathways. Each of these pathways has scientifically well-supported causative roles in the diseases we are targeting. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases. Our activities since inception have consisted of performing research and development activities and raising capital.

Our lead product candidate, nomacopan, is a recombinant small protein derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, which modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response. Nomacopan is a second-generation complement inhibitor which acts on complement component-C5, preventing release of C5a and formation of C5b–9 (also known as the membrane attack complex, or MAC), and independently and specifically also inhibits leukotriene B4, or LTB4, activity, both elements that are often co-located as part of the immune/inflammatory response. The importance of nomacopan’s dual inhibitory action is therefore twofold. First, it can prevent inflammatory and prothrombotic activities of two key pathways, and second, the pathways can be independently activated. Additionally, nomacopan’s bio-physical properties allow it to be potentially used in a variety of formulations, including subcutaneous, intravenous, topical to eye, inhaled and intravitreous routes of administration.

Nomacopan is a recombinant small protein (16,769 Da) derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, where it modulates the host immune system to allow the parasite to feed without alerting the host to the ticks presence or provoking an immune response.

Nomacopan has received orphan drug designation from the U.S. Food and Drug Administration, or the FDA, for use in HSCT-TMA, PNH, GBS and BP, and the European Medicines Agency, or the EMA, for PNH, GBS and BP (each as defined below). Orphan drug designation provides us with certain benefits and incentives, including a period of marketing exclusivity if marketing authorization of the drug is ultimately received for the designated indication. The receipt of orphan drug designation status does not change the regulatory requirements or process for obtaining marketing approval and the designation does not mean that marketing approval will be received.

We have received Fast Track designation from the FDA for the investigation of nomacopan for the treatment of pediatric HSCT-TMA, for the treatment of PNH in patients who have polymorphisms conferring Soliris(R) (eculizumab) resistance and the treatment of BP. The Fast Track program was created by the FDA to facilitate the development and expedite the review of new drugs which show promise in treating a serious or life-threatening disease and address an unmet medical need. Drugs with Fast Track designation may also qualify for priority review to expedite the FDA review process, if relevant criteria are met. We have also received Rare Pediatric Disease Designation from the FDA for the treatment of pediatric HSCT-TMA. The Rare Pediatric Disease Designation is a recognition of the significant need that exists for approved treatments in rare pediatric diseases and is intended to encourage development of these treatments. Under this program, a sponsor who receives an approval of a new drug application or biologics license application for a rare pediatric disease may be eligible for a Priority Review Voucher, which is received concurrently with marketing approval as discussed further below.

Our clinical targets for nomacopan are autoimmune and inflammatory diseases where the inhibition of both C5 and LTB4 are implicated, including pediatric HSCT-TMA. We additionally have a pre-clinical program developing long-acting PASylated-nomacopan (PAS-nomacopan) for treatment of geographic atrophy (GA) secondary to dry age-related macular degeneration (dry AMD).

Impact of COVID-19 Outbreak

Public health epidemics or outbreaks could adversely impact our business. While the direct effects of the pandemic on our business have significantly lessened since the first quarter of fiscal year 2022 as a result of declining infection rates and the normalization of living with COVID-19 following the increase in accessibility to COVID-19 vaccines and antiviral treatments, the situation surrounding the COVID-19 pandemic, including the mutation of variants, continues to remain fluid globally. We cannot reasonably estimate with any degree of certainty any future impact of a resurgence of the COVID-19. Future pandemics may adversely impact our business as a result of disruptions, such as travel bans, quarantines, staffing shortages, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials. Delays in our clinical trials would result in increased development costs for our product candidates, and our financial resources may be insufficient to fund any incremental costs. In addition, if our clinical trials are delayed, our competitors may be able to bring products to market before we do and the commercial viability of our product candidates could be limited.

Results of Operations

For the Years Ended December 31, 2022 and December 31, 2021

Research and development expenses

Research and development expenses for the year ended December 31, 2022 were approximately $9,561,000 compared to approximately $9,133,000 for the year ended December 31, 2021, representing an increase of 5% or $428,000. The change was the net impact of multiple factors. Our research and development expenses increased due to the receipt of a lower tax credit in 2022 as compared to 2021 and increased maintenance and renewal costs for our patents. These increases were partially offset by decreases in staffing costs and decreases in clinical trial costs resulting from our decision to close the BP trial in August 2022.

We expect our clinical expenses including other research and development expenses to increase in the future as we plan to conduct additional trials to support the development of nomacopan, and advance PAS-nomacopan toward clinical development.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2022 were approximately $13,527,000 compared to approximately $8,081,000 for the year ended December 31, 2021. This 67% or $5,446,000 increase was primarily due to increases in the following areas (i) $2,429,000 in payroll, sign-on incentives and stock-based compensation relating to new executives, including our CEO and COO, severance relating to our former CEO, and recruiting costs; (ii) $1,704,000 of issuance costs related to the September 2022 Registered Offering that were expensed due to liability classification for the September 2022 Warrants; (iii) $655,000 in consulting fees including outsourced services, strategic and expert advisors, communications / investor relations, and compliance; and (iv) $150,700 in insurance expenses.

Other Income (expenses)

Other income for the year ended December 31, 2022 was approximately $5,340,000 compared to other expense of $210,000 for the year ended December 31, 2021. This change was primarily attributed to (i) the September 2022 Warrants, which are accounted for as liabilities and whose fair value decreased by $6,946,000 between their issuance date and December 31, 2022; (ii) a positive foreign currency exchange impact of $646,000 as compared to the prior year; and (iii) an increase of $35,400 in interest income earned on higher cash balances as compared to the prior year, offset by $1,963,000 of expense recognized for the excess fair value of warrants issued over cash proceeds in connection with our September 2022 Registered Offering and an increase in New York City taxes of $112,800.

For the Years Ended December 31, 2021 and December 31, 2020

For a discussion of our results of operations for the year ended December 31, 2021, including a year-to-year comparison between 2021 and 2020, and a discussion of our liquidity and capital resources for the year ended December 31, 2021, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021.

B.	Liquidity and Capital Resources

At December 31, 2022, we had $13.2 million in cash and an accumulated deficit in the amount of $217.5 million. Since inception, we have funded our operations primarily through the sale of equity securities.

In March 2023, we sold to certain accredited and institutional investors, led by our existing investors, including Dr. Ray Prudo, our Chairman, an aggregate of 26,666,667 ADSs in a registered direct offering, or the March 2023 Registered Offering, at $0.15 per ADS for aggregate gross proceeds of approximately $4.0 million. We also entered into a letter agreement with Paulson Investment Company, LLC, or the March 2023 Placement Agent, to serve as our placement agent in connection with this offering.

In September 2022, we sold to certain accredited and institutional investors, including our former Executive Chairman and current Chairman of the Board of Directors, Dr. Ray Prudo, an aggregate of 15,100,000 ADSs in a registered direct offering, or the September 2022 Registered Offering, at $0.85 per ADS for aggregate gross proceeds of approximately $12.8 million. In addition, we issued to the investors in a private placement that closed simultaneously with the September 2022 Registered Offering, the September 2022 Private Placement, and together with the September 2022 Registered Offering, (i) Series A warrants exercisable to purchase up to 15,100,000 ADSs at an exercise price of $0.85 per ADS and (ii) Series B warrants exercisable to purchase up to 15,100,000 ADSs at an exercise price of $0.85 per ADS, and we refer to the Series A and B warrants together as the September 2021 Warrants. The Series A warrants and Series B warrants became exercisable immediately following the date of issuance and expire two years following issuance, in the case of the Series A warrants, and seven years following issuance, in the case of the series B warrants. We paid A.G.P./Alliance Global Partners a cash placement fee equal to 7% of the aggregate purchase price for the ADSs sold in the offering, expense reimbursement of up to $75,000 and a non-accountable expense allowance of $50,000, for an aggregate of $1,000,700 in placement agent fees and expenses.

In March 2022, we sold to certain accredited and institutional investors, led by our existing investors, including Dr. Ray Prudo, our Chairman, an aggregate of 7,440,833 ADSs in a registered direct offering, or the March 2022 Registered Offering, at $1.20 per ADS for aggregate gross proceeds of approximately $8.9 million. We also entered into a letter agreement with Paulson Investment Company, LLC, or the March 2022 Placement Agent, to serve as our placement agent in connection with this offering. In connection with this offering, we issued to the investors and the March 2022 Placement Agent registered warrants to purchase 3,720,409 ADSs at $1.40 per ADS and 297,633 ADSs at $1.75 per ADS, respectively.

In December 2021, we sold to certain accredited and institutional investors, led by our existing investors, including Dr. Ray Prudo, our Chairman, an aggregate of 4,311,019 ADSs in a registered direct offering, or the 2021 Registered Offering, at $1.40 per ADS for aggregate gross proceeds of approximately $6.0 million, which closed on January 5, 2022. In connection with the offering, we issued to the investors and Paulson Investment Company, LLC, as placement agent, or the December 2021 Placement Agent, registered warrants to purchase 2,155,507 ADSs at $1.65 per ADS and 172,441 ADSs at $1.75 per ADS, respectively.

In July 2021, we sold to certain accredited and institutional investors, led by some of our existing investors, including Praxis Trustees Limited as trustee of Sonic Healthcare Holding Company EFRBS which is beneficially owned by Dr. Ray Prudo, our Chairman, an aggregate of 7,947,529 ADSs in a private placement, or the 2021 Private Placements, at $1.55 per ADS for aggregate gross proceeds of approximately $12.3 million. In connection with the offering, we issued to Paulson Investment Company, LLC, as placement agent, or the July 2021 Placement Agent, unregistered warrants to purchase 398,384 ADSs at $2.32 per ADS.

In June 2020, we entered into a Purchase Agreement with Aspire Capital, or the 2020 Purchase Agreement, which provided that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital was committed to purchase up to an aggregate of $30.0 million of our ADSs during a 30 month period beginning on July 27, 2020. Prior to the 2020 Purchase Agreement’s termination on January 27, 2023, we sold to Aspire Capital a total of approximately $8.0 million of ordinary shares. See “Aspire Capital Financing Arrangement below”.

In February and March 2020, we sold to certain accredited and institutional investors, led by some of our existing investors, including Dr. Ray Prudo, our Chairman, an aggregate of 5,620,296 ADSs in a private placement, or the 2020 Private Placements, at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million.  In connection with the offering, we issued to the investors and Paulson Investment Company, LLC, as placement agent, or the 2020 Placement Agent, unregistered warrants to purchase 2,810,136 ADSs at $2.20 per ADS and 449,623 ADSs at $2.55 per ADS, respectively.

As of April 28, 2023, we expect our existing cash, which includes net proceeds of $3.7 million received from the issuance of share capital in our March 2023 registered direct offering, will be sufficient to fund our operations through October 2023. We have experienced significant negative cash flows from operations since inception including net losses of $17.7 million, $17.4 million and $17.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. We expect to incur substantial operating losses and negative cash flows from operations for the foreseeable future. To fund our future capital needs, we plan to raise additional funds through equity or debt financings or other sources, such as strategic partnerships, alliance and/or licensing arrangements, government grants and in the long term, proceeds from sales of commercial product.

Based on our recurring losses from operations incurred since inception, our expectation of continuing operating losses for the foreseeable future, negative operating cash flows for the foreseeable future, and the need to raise additional capital to finance its future operations, we have concluded that there is substantial doubt regarding our ability to continue as a going concern within one year after the date that these consolidated financial statements are issued. Because of these uncertainties, the accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As such, the accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary if we are unable to continue as a going concern.

Aspire Capital Financing Arrangement

2020 Purchase Agreement

On June 30, 2020, we entered into the 2020 Purchase Agreement, which provided that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital was committed to purchase up to an aggregate of $30.0 million of our ADSs, during a 30-month period beginning July 27, 2020, the effective date of a registration statement related to the transaction.

Under the 2020 Purchase Agreement, we had the right, in our sole discretion, to present Aspire Capital with a purchase notice, each, a Purchase Notice, directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $30.0 million of our ADSs in the aggregate at a per share price, or the Purchase Price, equal to the lesser of:

1)	the lowest sale price of our ADSs on the purchase date; or
2)	the arithmetic average of the three (3) lowest closing sale prices for the ADSs during the ten (10) consecutive business days ending on the business day immediately preceding such Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

In addition, on any date on which we submitted a Purchase Notice to Aspire Capital in an amount of 150,000 ADSs, we also had the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice, each, a VWAP Purchase Notice, to direct Aspire Capital to purchase an amount of ADSs equal to up to 30% of the aggregate shares of our ADSs traded on our principal market on the next trading day, or the VWAP Purchase Date, subject to a maximum number of 250,000 ADSs. The purchase price per share pursuant to such VWAP Purchase Notice was generally 97% of the volume-weighted average price for our ADSs traded on our principal market on the VWAP Purchase Date.

The 2020 Purchase Agreement provided that we and Aspire Capital not effect any sales under the 2020 Purchase Agreement on any purchase date where the closing sale price of our ADSs was less than $0.25. Additionally, governing law in the United Kingdom, where we are incorporated, requires a minimum payment per ADS to be issued pursuant to a Purchase Notice equal to the nominal value of an ADS (i.e., £1). In accordance with ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, since the ultimate floor price which was effectively the nominal value of the ADS which was denominated in GBP at the time of entering into the 2018 Purchase agreement as well as the 2020 Purchase Agreement (together “the Purchase Agreements”) prior to the 2020 Redenomination, the number of shares issuable under the contract was impacted by foreign currency, therefore ASC 815-40-15-7I precluded the Purchase Agreements from being indexed to our own stock. We determined that the right to sell shares to Aspire Capital under the Purchase Agreements represented a freestanding put option that met the criteria of a derivative pursuant to ASC 815 Derivatives and Hedging. Since the purchase price per share pursuant to the Purchase Agreements was at the market, we concluded that the put option had a fair value of zero, and therefore no additional accounting related to the put option was required.

In consideration for entering into the 2020 Purchase Agreement, we issued to Aspire Capital 40,760,900 ordinary shares, the 2020 Commitment Shares, which had a fair value of approximately $900,000. Because we determined that the 2020 Purchase Agreement was a freestanding put option derivative, we recorded the value of the 2020 Commitment Shares during the year ended December 31, 2020 in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Prior to the 2020 Purchase Agreement’s termination on January 27, 2023, we sold to Aspire Capital a total of approximately $8.0 million of ordinary shares.

Cash Flows

Net cash used in operating activities was $21,505,000 during the year ended December 31, 2022 compared to $18,847,000 during the year ended December 31, 2021. Net cash flow used in operating activities was primarily attributed to our ongoing research activities to develop nomacopan, including manufacturing, clinical trial and preclinical activities, as well as our general and administrative expenses and the change in fair value of the September 2022 Warrants, which have been classified as liabilities. During the twelve months ended December 31, 2022, we received research and development tax credits in the amount of approximately $2,318,000 compared to research and development tax credits of approximately $3,067,000 during the twelve months ended December 31, 2021.

There was no net cash provided by or used in investing activities during the years ended December 31, 2022 and 2021.

Net cash provided by financing activities, after related expenses, was approximately $25,288,000 during the year ended December 31, 2022. This was primarily from net proceeds from our December 2021 Registered Direct Offering received in January 2022 in the approximate amount of $4,289,000, net proceeds from our March 2022 Registered Direct Offering in the approximate amount of $8,070,000 and gross proceeds from our September 2022 Registered Direct Offering in the amount of $12,835,000 (issuance costs associated with our September 2022 Registered Direct Offering were expensed as incurred).

Net cash provided by financing activities, after related expenses, was approximately $14,293,000 during the year ended December 31, 2021. This was from net proceeds from our 2021 Private Placements in the approximate amount of $11,179,000, issuance of shares to Aspire Capital under the Purchase Agreement in the approximate amount of $1,994,000 and proceeds received prior to closing in connection with the 2021 Registered Direct Offering of approximately $1,120,000 during the twelve months ended December 31, 2021.

Contractual Obligations

We do not have any significant contractual obligations as of December 31, 2022. We lease office space in London, UK and New York, NY on a short-term basis.

C.	Research and Development, Patents and Licenses

Our research and development expenditures were approximately $9,561,000, $9,133,000 and $8,820,000 for the years ended December 31, 2022, 2021 and 2020 respectively. Most of such research and development expenditures were in the form of payments to third parties to carry out our manufacturing, pre-clinical and clinical research and development activities.

We incurred the following research and development expenses for the years ended December 31, 2022, 2021 and 2020:

	Years ended
	December 31,
	(in $000’s)
	2022	2021	2020
Direct Expenses:
Nomacopan	$3,912	$3,970	$4,363
Clinical trials	4,414	4,517	4,281
Other	476	586	626
Total direct expenses	$8,802	$9,073	$9,270

Indirect Expenses:
Staffing	2,086	2,267	2,348
Other indirect	991	860	574
Total indirect expenses	$3,077	$3,127	$2,922
Tax credits	(2,318)	(3,067)	(3,372)
Total Research and Development	$9,561	$9,133	$8,820

D.	Trend Information

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

We prepare our consolidated financial statements in accordance with U.S. GAAP. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Significant estimates include, but are not limited to, those related to stock-based compensation and fair value of warrants classified as liabilities. For further significant accounting policies please see Note 2 to our audited consolidated financial statements of this annual report. We believe that our accounting policies contained therein are critical in fully understanding and evaluating our financial condition and operating results.

Share-Based Compensation

We measure all stock-based awards granted to employees, directors and non-employees based on the estimated fair value on the date of grant and recognizes compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective awards. Forfeitures are accounted for as they occur. We classify stock-based compensation expense in our consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each restricted ordinary share award is estimated on the date of grant based on the fair value of our ordinary shares on that same date. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends. We estimate our expected stock price volatility based on the historical volatility of publicly traded peer companies. The expected term of our options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that we have never paid cash dividends on ordinary shares and do not expect to pay any cash dividends in the foreseeable future.

Warrants issued in connection with the September 2022 Registered Direct Offering

On September 14, 2022, our sale of ADSs to accredited and institutional investors also included the issuance of Series A and Series B warrants. The Series A warrants allow the investors to purchase an aggregate of 15,100,000 ADSs at $0.85 per ADS. The Series A warrants are immediately exercisable and expire two years from issuance (September 14, 2024). The Series B warrants allow the investors to purchase an aggregate of 15,100,000 ADSs at $0.85 per ADS. The Series B warrants are immediately exercisable and expire seven years from issuance (September 14, 2029). The Series A warrants and the Series B warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to us equal to the nominal value of an ADS (i.e., $0.0001) per warrant ADS to be issued pursuant to the cashless exercise.

We determined that the Series A and Series B warrants represent freestanding financial instruments because, based on the warrant term, their volatility input would preclude an option contract from being considered indexed to an entity’s own stock. For this reason, the September 2022 Private Placement warrants are recorded as liability-classified instruments and recorded at fair value. Such warrants are remeasured to fair value at each reporting date until the warrant is exercised or expires. Changes in the fair value of the warrant liability are recognized in the consolidated statements of operations and comprehensive loss.

The fair value of the Series A and Series B warrants was determined using the Black-Scholes Option Pricing Model, which uses various assumptions, including (i) fair value of our ADS, (ii) exercise price of the warrant, (iii) expected term of the warrant, (iv) expected volatility and (v) expected risk-free interest rate.

Warrants issued in connection with the March 2022 Registered Direct Offering

In connection with the sale of the ADSs in the March 2022 Registered Direct Offering, we issued to the investors registered warrants to purchase an aggregate of 3,720,409 ADSs at $1.40 per ADS and we issued an aggregate of 297,633 ADS at $1.50 per ADS to the March 2022 Placement Agent, on the same terms. We determined that, at the time of their issuance, these warrants met the requirements for classification as equity under ASC 815-40-25. In connection with the March 2022 Registered Direct Offering, the costs directly attributable to realizing proceeds of issuing ADSs such as placement agent fees, commissions, legal and accounting fees pertaining to the financing and other external, incremental fees and expenses paid to advisors were recognized in additional paid-in capital of the Shareholders’ Equity in the Consolidated Balance Sheets. At grant date on March 10, 2022, the fair value of these warrants was $3,693,622 and was recorded within additional paid-in capital of shareholders’ equity.

Warrants issued in connection with the December 2021 Registered Direct Offering

In connection with the sale of the ADSs in the December 2021 Registered Direct Offering, we issued to investors registered warrants to purchase an aggregate of 2,155,507 ADSs, or the December 2021 Investor Warrants. The December 2021 Investor Warrants are immediately exercisable at an exercise price of $1.65 per ADS, subject to adjustment as set forth therein and will expire five years from issuance. We also issued registered warrants to the Placement Agent to purchase an aggregate of 172,441 ADSs, or theDecember 2021 Placement Agent Warrants, on the same terms as the December 2021 Investor Warrants, except that the December 2021 Placement Agent Warrants are exercisable at $1.75 per ADS. We have determined that, at the time of their issuance, the December 2021 Investor Warrants and the December 2021 Placement Agent Warrants, or, together, the December 2021 Warrants, met the requirements for classification as equity under ASC 815-40-25. In accordance with ASC 820, we measured the December 2021 Warrants at grant date fair value. The total grant date fair value of the December 2021 Warrants was $2,613,016 and was recorded within additional paid-in capital of shareholders’ equity.

Warrants issued in connection with the 2021 Private Placements

In connection with the sale of the ADSs in the 2021 Private Placements, we issued unregistered warrants to the July 2021 Placement Agent to purchase an aggregate of 398,384 ADSs, or the 2021 Warrants. The 2021 Warrants are immediately exercisable at an exercise price of $2.32 per ADS, subject to adjustment as set forth therein and will expire five years from issuance. We determined that, at the time of their issuance, the 2021 Warrants met the requirements for classification as equity under ASC 815-40-25. In connection with the 2021 Private Placements, the costs directly attributable to realizing proceeds of issuing ADSs such as placement agent fees, commissions, legal and accounting fees pertaining to the financing and other external, incremental fees and expenses paid to advisors are recognized in additional paid-in capital of the Shareholders’ Equity in the Consolidated Balance Sheets in accordance with ASC 814-40. At grant date on July 16, 2021, the fair value of the 2021 Warrants was $231,063 and was recorded within additional paid-in capital of shareholders’ equity.

Warrants issued in connection with the 2020 Private Placements

In connection with the sale of the ADSs in the 2020 Private Placements, we issued to investors unregistered warrants to purchase an aggregate of 2,810,136 ADSs in a private placement, or the 2020 Investor Warrants. The warrants are immediately exercisable at an exercise price of $2.20 per ADS, subject to adjustment as set forth therein and will expire five years from issuance. We also issued unregistered warrants to the 2020 Placement Agent to purchase an aggregate of 449,623 ADSs, or 2020 Placement Agent Warrants, on the same terms as the 2020 Investor Warrants, except that the 2020 Placement Agent Warrants are exercisable at $2.55 per ADS. The total amount of warrants issued in connection with this private placement amounted to warrants to purchase an aggregate of 3,259,759 ADSs. 3,247,259 of these warrants were outstanding as of December 31, 2021. At grant date, the 2020 Investor Warrants and the 2020 Placement Agent Warrants, or, together, the 2020 Warrants were recorded as liability-classified awards and accounted for in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. In accordance with ASC 820, we measured the 2020 Warrants at grant date fair value. The total grant date fair value of the 2020 Warrants was $2,749,369. We concluded that due to the 2020 Redenomination, the 2020 Warrants now meet the requirements for classification as equity under ASC 815-40-25 as of December 8, 2020, the date of the 2020 General Meeting. We updated the carrying amount of the warrant liability to its fair value on December 8, 2020, with any changes recorded in the consolidated statements of operations and comprehensive loss and then reclassed the warrant liability balance to additional paid in capital within shareholders’ equity.

Commitment Shares issued in connection with the 2020 Purchase Agreement

In consideration for entering into the 2020 Purchase Agreement, we agreed to issue to Aspire Capital 40,760,900 ordinary shares (the “2020 Commitment Shares”) which had a fair value of approximately $900,000. Since we have determined that the 2020 Purchase Agreement includes a freestanding put option that meets the criteria of a derivative in accordance with ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, we recorded the fair value of the 2020 Commitment Shares in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Functional Currency

Our functional currency is U.S. dollars as that is the primary economic environment in which we operate as well as the currency in which we have been financed.

Our reporting currency is U.S. dollars. We translate our non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive loss. Gains or losses from foreign currency transactions are included in foreign currency exchange gains/(losses).

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table presents the names of the current members of our board of directors and executive officers as of the date of this Annual Report on Form 20-F.

Name	Age	Position
James Hill, M.D.	77	Class A Director

Stuart Ungar, M.D.	79	Class A Director

David Byrne	63	Class A Director

Donald Williams	64	Class A Director

Michael Grissinger	69	Class A Director

Rachelle Jacques	51	Class B Director — President and Chief Executive Officer

Ray Prudo	78	Class C Director — Chairman of the Board(1)

Dr. Torsten Hombeck	53	Chief Financial Officer

Melissa Bradford-Klug	53	Chief Operating Officer

Miles Nunn	54	Chief Scientific Officer

John Neylan, M.D.	70	Chief Medical Officer

(1)	Dr. Prudo served as Executive Chairman of our board of directors from September 2015 until December 2022. Dr. Prudo assumed the role of Chairman of our board of directors effective January 1, 2023.

Biographical information of the members of our board of directors and executive officers is set forth below.

James Hill, M.D., age 77, has served as a member of our board of directors since September 2015. Prior to joining our board of directors, Dr. Hill was a non-executive director and Chairman of Genetix Group Plc from 2001 to 2009, an AIM listed company providing scientists with intelligent solutions for cell imaging and analysis. Previously Dr. Hill was a director and Senior Vice President of Corporate Affairs with SmithKline Beecham, from 1994 to 2001, with global responsibility for Investor Relations, Government Affairs, Communication and was a member of the corporate management team which oversaw corporate strategy. Dr. Hill’s prior experience was in the field of strategic product development working closely with research and development and the global markets. Dr. Hill qualified in medicine at Guy’s Hospital and became a fellow of the Royal Colleges of Physicians in both London and Edinburgh and was earlier awarded a Hunterian Professorship by the Royal College of Surgeons in England.

Stuart Ungar, M.D., age 79, has served as a member of our board of directors since September 2015. After pursuing post-graduate studies in Internal Medicine and research in neuro-pharmacology at the Royal Post-Graduate Medical School, UK, Dr. Ungar was in practice as an Internist at The Princess Grace Hospital, London. Following fifteen years of practice he, jointly with Dr. Raymond Prudo, founded The Doctors Laboratory PLC, a general pathology laboratory, which provided analytical services to clinicians and pharmaceutical organizations throughout the United Kingdom and abroad. During his tenure as Chairman and Board Director, The Doctors Laboratory PLC grew from a start-up to become one of the largest pathology laboratories in the United Kingdom. It was sold to Sonic Healthcare, a quoted Australian PLC in 2002. Dr. Ungar studied medicine and biochemistry in the University of London at the Royal Free Hospital School of Medicine. As a post-graduate he was admitted to the Royal College of Physicians of the United Kingdom. Dr. Ungar is a Life Fellow of the Royal Society of Medicine and a founder and former Vice-President of the Independent Doctors Federation. Dr. Ungar is a non-executive director of Pharmacierge Ltd., a private company providing prescription dispensing services to the public.

David Byrne, age 63, has served as a member of our board of directors since April 2016. Mr. Byrne is currently Group Chief Executive Officer of Sonic Healthcare UK Group, the United Kingdom’s largest NGO clinical diagnostics organization, a position that he has held since 1997. Mr. Byrne is also the CEO of The Doctors Laboratory which is a subsidiary of Sonic. Mr. Byrne also currently serves as a Main Board Director for CIS Healthcare Limited and served as a Main Board Finance Director for Clinisys Solutions Ltd from 2000 to 2007. He is a UK Chartered Certified Accountant with over 25 years’ experience in corporate finance and developing early stage biotechnology and medical services companies.

Donald Williams, age 63, has served as a member of our board of directors since June 2016 and is an “audit committee financial expert”. Mr. Williams is a 35-year veteran of the public accounting industry who retired in 2014. Mr. Williams spent 18 years as a partner at Ernst & Young and the last seven years as a partner at Grant Thornton. During the last seven years at Grant Thornton, he served as the National Leader of Grant Thornton’s Life Sciences Practice and the Managing Partner of the San Diego Office. He was the lead partner for both Ernst & Young and Grant Thornton on multiple initial public offerings, secondary offerings, and private and public debt financings, as well as numerous mergers and acquisitions. Mr. Williams serves as a director of Forte Biosciences, Inc. (NASDAQ: FBRX), Impedimed Limited (XASX: IPD), Palisade Bio, Inc. (NASDAQ: PALI), and Monia Cap. Mr. Williams is a graduate of Southern Illinois University with a B.S. degree.

Michael Grissinger, age 69, has served as a member of our board of directors since January 2018. Mr. Grissinger spent 22 years at Johnson & Johnson, retiring in 2018. During his Johnson and Johnson tenure, Mr. Grissinger served in a variety of senior-level management roles including Vice President- Corporate Development, Vice President- Worldwide Business Development & Licensing and Vice President and Head- Mergers & Acquisitions for the pharmaceuticals group. Prior to Johnson & Johnson, Mr. Grissinger spent 12 years at Ciba-Geigy in finance, marketing, and business development roles. In addition to Akari, Mr. Grissinger also serves as a member of the board of directors of Aprea Therapeutics, Inc. (NASDAQ: APRE), Atriva Therapeutics and Kira Biotech. Mr. Grissinger holds a B. Sc. in Chemistry from Juniata College and an MBA from Temple University- Fox School of Business.

Rachelle Jacques, President and Chief Executive Officer, age 51, has served as our President and Chief Executive Officer and a member of our board of directors since March 2022. Before joining the Company, Ms. Jacques served as Chief Executive Officer of Enzyvant Therapeutics Inc., a commercial-stage biotechnology company developing transformative regenerative therapies for rare diseases. Prior to Enzyvant, she served as the Senior Vice President and Global Complement Franchise Head at Alexion Pharmaceuticals, Inc., where she was responsible for global franchise strategy development and execution of the C5 complement inhibitors, eculizumab and ravulizumab, across the therapeutic areas of hematology, nephrology and neurology. She was Vice President of U.S. Hematology Marketing at Baxalta Inc. and then Shire plc, following Shire’s acquisition of Baxalta in 2016. At Baxalta, she served as Vice President of Business Operations after its spinoff from Baxter International Inc. Ms. Jacques held multiple leadership positions at Baxter, including Vice President of Finance, U.S. BioScience Business. Earlier in her career, Ms. Jacques served in various roles at Dow Corning Corporation, including operational management positions in the U.S., Europe, and China. She serves on the boards of directors of uniQure N.V. (NASDAQ: QURE) and Corbus Pharmaceuticals (NASDAQ: CRBP) and is a founding member of the Alliance for Regenerative Medicine (ARM) Action for Equality Task Force. Ms. Jacques received her B.A. in business administration from Alma College and is currently a member of the school’s Board of Trustees.

Raymond Prudo-Chlebosz, M.D., Chairman of the Board, age 78, served as our Executive Chairman from September 2015 through December 2022. Effective January 1, 2023 Dr. Prudo began serving as the Chairman of our board of directors. Dr. Prudo has been an active investor and developer of healthcare companies for 25 years. Dr. Prudo was the Founder, Chairman, and Chief Executive Officer of Volution and its predecessor company, Varleigh Immuno Pharmaceuticals, since its inception in 2008. He is currently a board member of several UK healthcare companies. Dr. Prudo holds an MBBS from the University of London, and an FRCP(C) from the Royal College of Physicians and Surgeons of Canada.

Dr. Torsten Hombeck, age 53, has served as our Chief Financial Officer since June 2020. Dr. Hombeck has extensive experience in the biotechnology industry, finance, capital markets and M&A transactions as well as clinical and commercial drug development and regulatory filings. His previous positions include Chief Commercial and Strategy Officer and Managing Director at Promethera Biosciences, a private biopharmaceutical company, and Co-Chief Executive Officer and Chief Business Officer at Cytonet, where he played an integral role in its acquisition by Promethera in 2016. Dr. Hombeck also served as Chief Financial Officer at both Agennix and GPC Biotech. He holds a Masters in Business Administration and a Ph.D. in Finance.

Melissa Bradford-Klug, age 53, has served as our Chief Operating Officer since July 2022.  She brings significant biotechnology experience, strategy, business development, and in public and private financing.  Since January 2020, she has served President and Chief Business Officer of RareStone Inc., a private venture backed rare disease company focused on creating a portfolio of products for the Chinese market through in-licensing, co-development and joint ventures with European and US biotechnology companies.  Melissa has extensive experience in strategy and corporate development, spending the last twenty years in strategy, financial planning, and business development roles at private and public companies.  She has experience in mergers and acquisitions, cross-border licensing and divestments. From April 2019 to December 2019, she served as co-founder and CEO of Mayfield Pharmaceuticals, a private women’s healthcare company leading the Series A financing for the company created by Harrow Health (NASDAQ: HROW).  From December 2016 to December 2018, she divided her time between corporate strategy, financial planning, and business development as Chief Business Officer at Keryx Biopharmaceuticals (NASDAQ: KERX), where led the successful merger with Akebia Pharmaceuticals (NASDAQ: AKBA) that closed in December 2018.  From June 2014 to December 2016, she served as Senior Vice President, Strategy and Business Development at AMAG Pharmaceuticals (NASDAQ: AMAG) focusing on the diversification of the company’s portfolio through business development and mergers and acquisitions to become a leading women’s health company.  She executed over $1.4 billion in M&A to reshape AMAG’s portfolio and was key member of the financing team to secure $800 million in equity and debt funding and ratings agency accreditation.  From 2004-2014, Melissa was the Vice President of Corporate Development & Strategy at Mallinckrodt Pharmaceuticals (NYSE: MNK), formerly Covidien (NYSE:COV).  She played a key role in the spin-out of Mallinckrodt to public listing on the New York Stock Exchange.  She executed over $700 million of licensing, acquisition and carve out business unit and product divestments that revitalized Mallinckrodt’s portfolio.  Melissa has experience across a variety of functions including research and development, marketing, business development and finance in various roles at Baxter, Eli Lilly, Monsanto, and G.D. Searle.  Ms. Bradford Klug received an M.B.A. in Finance from DePaul University and a B.S. in chemistry from Maryville University.  She has completed executive education courses at Kellogg and Harvard Business School and Harvard Public Health.  She serves on the board of directors of Massachusetts Biotechnology Council and is a founding member of Boston’s Chief Business Officer networking association.

Dr. Miles Nunn, age 54, has served as our Chief Scientific Officer since September 2015. Dr. Nunn served as Chief Scientific Officer for Volution from November 2014 to September 2015. From June 2009 to July 2010 and November 2013 to November 2014, Dr. Nunn served as a consultant to Varleigh Immuno Pharmaceuticals, or Varleigh. Dr. Nunn has worked in the biotechnology industry for over 20 years and is the inventor of our lead drug, nomacopan. Prior to working for Volution and Varleigh, Dr. Nunn was Head of Research at Evolutec Group Limited, a biotech spin out from the Natural Environment Research Council (NERC), where he was employed as a Senior Scientific Officer and Principal Investigator. Dr Nunn holds a D.Phil. in Biochemistry from Oxford University and M.Sc. in Biotechnology and Molecular Biology from University College London.

Dr. John Neylan, age 70, has served as our Chief Medical Officer since November 2022. Prior to joining the Company, he was Executive Vice President, Chief Medical Officer and Head of Research for Angion Biomedica Corporation (Nasdaq: ANGN), where he led the development of therapies for chronic fibrotic conditions of the lung and kidney, and acute organ injuries. Dr. Neylan previously held a number of leadership roles in the biotechnology and pharmaceutical industry, working in clinical research for over twenty years. Prior to joining the private sector, Dr. Neylan spent 12 years in academic medicine, including as the Professor of Medicine at Emory University and Medical Director of the Emory Renal Transplant Program. He also previously served as President of the American Society of Transplantation and was a member of multiple FDA advisory committees. After completing his Internal Medicine residency at Vanderbilt University, Dr. Neylan completed a clinical fellowship in Nephrology and a research fellowship in Transplantation and Immunogenetics at Brigham & Women’s Hospital. Dr. Neylan holds a B.S. from Duke University and an M.D. from Rush Medical School.

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

Summary Compensation Table

The following table shows the compensation paid or accrued during the last two fiscal years ended December 31, 2022 and 2021 for our senior executive officers.

							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
		Salary	Bonus	Awards	Awards	Compensation ($)	Earnings	Compensation	Total
Name and Principal Position	Year	($)	($)	($) (1)	($) (2)	($)	($)	($) (3)	($)
Ray Prudo,	2022	412,000	206,000	—	—	—	—	—	618,000
Former Executive Chairman(4)	2021	412,000	206,000	—	—	—	—	—	618,000

Rachelle Jacques	2022	458,333	875,000	253,410	1,965,991	—	—	49,865	3,602,600
President and Chief Executive Officer(5)	2021	—	—	—	—	—	—	—	—

Clive Richardson,	2022	118,195	657,764	—	—	—	—	317,175	1,093,134
Former Chief Executive Officer and Chief Operating Officer(6)	2021	525,981	206,826	—	—	—	—	86,066	818,873

Torsten Hombeck	2022	300,150	72,036	—	32,448	—	—	44,111	448,744
Chief Financial Officer(7)	2021	290,000	137,000	—	38,118	—	—	27,885	493,003
(1)	This amount represents the fair value of restricted stock units on the date of grant.
(2)	These amounts represent the aggregate grant date fair value for option awards for fiscal years 2022 and 2021, respectively, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in our Financial Statements, included in our Annual Report on Form 20-F for the years ended December 31, 2022 and 2021.

(3)	Consists of company contributions to a 401K plan or pension scheme, amounts accrued for paid leave and Mr. Richardson’s consulting compensation.
(4)	Dr. Prudo served as Executive Chairman of our board of directors from September 2015 until December 2022, and assumed the role of Chairman of the Board effective January 1, 2023.
(5)	Ms. Jacques was appointed our President and Chief Executive Officer in March 2022. Ms. Jacques received a sign-on bonus in the amount of $650,000.
(6)	Mr. Richardson resigned as Chief Executive Officer and Chief Operating Officer in March 2022. Mr. Richardson received cash severance of approximately $658,000. In addition, we entered into a consulting agreement with Mr. Richardson, in which Mr. Richardson earned approximately $305,000, which is presented as other compensation.
(7)	Dr. Hombeck was appointed as our Chief Financial Officer in June 2020.

Narrative Disclosure to Summary Compensation Table

Ray Prudo. On September 21, 2015, in connection with the Acquisition, we entered into an agreement with our Chairman (and former Executive Chairman from September 2015 through December 2022) and director, Ray Prudo. The agreement was effective as of September 18, 2015 until December 2022. Under the agreement, Dr. Prudo held office as Executive Chairman and Class C Director for a three-year term and thereafter provided he will seek reappointment in accordance with our Articles of Association. Dr. Prudo’s appointment was subject to early termination in accordance with the Articles of Association or if he ceases to be a director.

Dr. Prudo’s annual salary was $412,000 beginning January 1, 2020 through his resignation as Executive Chairman. Under the agreement, Dr. Prudo was required to maintain the confidentiality of our confidential information.

In a separately entered into agreement with Dr. Prudo on September 2015, Dr. Prudo was entitled to an additional cash payment each calendar year in the discretion of our board of directors based on Dr. Prudo’s performance. Dr. Prudo’s annual cash bonus was set at 50% of base salary for the year ended December 31, 2022.

On March 1, 2023, we entered into an agreement with Dr. Prudo, which was affective as of January 1, 2023. Under this agreement, Dr. Prudo will hold office as non-Executive Chairman and Class C Director for the remainder of his three-year term which began at our 2021 annual general meeting, and thereafter will seek reappointment in accordance with the Company’s Articles of Association. Dr. Prudo’s current annual director fee is $100,000.

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

Clive Richardson. On September 21, 2015, in connection with the Acquisition, we entered into an executive employment agreement with our Chief Operating Officer and director, Clive Richardson. Mr. Richardson departed as Chief Executive Officer and Chief Operations Officer in March 2022.

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

Mr. Richardson entered into a settlement agreement in connection with his separation from the Company in April 2022, which provided that Mr. Richardson receive £535,228 (representing approximately $699,542 as of the date of the settlement agreement) in installments through March 2023 in lieu of the severance payment contemplated by his executive employment agreement. In such settlement agreement Mr. Richardson agreed to work for the Company as a consultant for one year following his departure. Mr. Richardson’s options continued to vest according to their applicable vesting schedules and the exercise period of such options was extended to end no earlier than one unrestricted year after termination of his consultancy in April 2023. At the end of Mr. Richardson’s consultancy in April 2023 he was given the opportunity to exercise all unexercised options.

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

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding all outstanding equity awards for (1) our President and Chief Executive Officer, (2) our Chief Financial Officer as of December 31, 2022 and (3) our former Chief Executive Officer and Chief Operating Officer:

	Option Awards[1]							Stock Awards
					Equity						Equity
					Incentive					Equity	Incentive Plan
					Plan					Incentive Plan	Awards;
					Awards:					Awards;	Market or
	Number of		Number of		Number of					Number of	Payout Value
	Securities		Securities		Securities					Unearned	of Unearned
	Underlying		Underlying		Underlying			Number of	Market Value	Shares, Units	Shares, Units
	Unexercised		Unexercised		Unexercised	Option		Shares or Units	of Shares or	or Other	or Other
	Options		Options		Unearned	Exercise	Option	of Stock That	Units of Stock	Rights that	Rights that
	(#)		(#)		Options	Price	Expiration	Have Not	that Have Not	Have Not	Have Not
Name	Exercisable(1)		Unexercisable(1)		(#)	($)	Date	Vested (#) (4)	Vested ($) (5)	Vested (#)	Vested ($)
Rachelle Jacques	3,720,287	(2)	26,042,013	(2)	—	$0.0124	3/28/2032
	25,954,300	(3)	181,680,100	(3)	—	$0.0124	3/28/2032
								21,475,400	10,093,438	—	—
Dr. Torsten Hombeck	1,500,000	(6)	1,500,000	(6)	—	$0.0181	12/31/2030
	4,375,000	(7)	2,625,000	(7)	—	$0.0218	6/30/2030
	—	(8)	10,000,000	(8)	—	$0.0132	2/3/2032
	—	(9)	10,000,000	(9)	—	$0.0047	10/31/2032
Clive Richardson	4,500,000	(10)	—	(10)	—	$0.035992	9/1/2027
	20,000,000	(11)	—	(11)	—	$0.0187	8/15/2028

(1)	Amounts represent options to purchase ordinary shares.
(2)	These options were granted on July 29, 2022, have a ten-year term and vest semi-annually over a four-year period.
(3)	These options were granted on June 1, 2022, have a ten-year term and vest semi-annually over a four-year period.
(4)	The grant is a restricted stock award that vests 1/2 on June 1, 2023, and then in equal monthly installments thereafter.
(5)	Based on AKTX’s closing share price of $0.47 on December 31, 2022.
(6)	These options were granted on January 4, 2021, have a ten-year term and vest semi-annually over a four-year period.
(7)	These options were granted on June 30, 2020, have a ten-year term and vest semi-annually over a four-year period.
(8)	These options were granted on February 3, 2022, have a ten-year term and vest annually over a four-year period.
(9)	These options were granted on October 31, 2022, have a ten-year term and vest annually over a four-year period.

(10)	These options were granted on September 1, 2017, have a ten-year term and vest annually over a four-year period.
(11)	These options were granted on August 15, 2018, have a ten-year term and vest annually over a four-year period.

Director Compensation

Our director compensation program is administered by our board of directors with the assistance of the compensation committee. The compensation committee conducts an annual review of director compensation and makes recommendations to the board with respect thereto.

The shareholders approved our Directors Remuneration Policy on June 30, 2020 to provide a framework for the Director’s compensation package. In addition, the Company has a non-employee director compensation policy, which was amended and restated on November 19, 2015 and was subsequently amended on June 29, 2016, January 26, 2017, January 23, 2018, January 8, 2019 and on January 9, 2020. On December 10, 2021, our board resolved that the cash compensation and committee membership fees would remain the same in 2022 as they were for 2021. As a result, our non-employee directors were compensated for service on our board of directors as follows in 2022:

●	an annual retainer for service on the board of directors of $39,338;
●	an annual retainer for service as a member of the compensation committee and nominating and governance committee of $5,305;
●	an annual retainer for service as a member of the audit committee of $7,500;
●	for the chairman of the compensation committee, and nominating and governance committee, an annual retainer of $10,609;
●	for the chairperson of the audit committee, an annual retainer of $17,500;
●	for service on the board, an annual grant of a stock option to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) or Annual Stock Option; the grant is made each year on the date of the Company’s annual general meeting of shareholders, or AGM, on the date of the first meeting of the board held following the AGM, or on any date following such AGM as may be recommended by the compensation committee and approved by the Board, and for 2022 the Annual Stock Option was granted on June 30, 2022, the date of the 2022 AGM, vest on the date of the 2023 AGM and are exercisable at a price of $0.01 per ordinary share (equivalent to an exercise price of $1.00 per ADS);
●	for continued service on the board, a one-time stock option award to purchase 3,700,000 shares (equivalent to 37,000 ADSs), or the October 2022 NED Stock Option, which grant was made on October 21, 2022, and such options vest on the date of the 2023 AGM and are exercisable at a price of $0.0048 per ordinary share (equivalent to an exercise price of $0.48 per ADS);
●	for each new non-employee director that is appointed to the board of directors, an initial grant of a stock option to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs), or Initial Stock Option Grant; if the non-employee director was not previously appointed to the board and is first elected at the Company’s AGM, the grant shall be made on the date of the Company’s AGM, on the date of the first meeting of the board held following the AGM, or on any date following such AGM as may be recommended by the compensation committee and approved by the board; if the non-employee director is appointed to the board in advance of the next AGM and will stand for election at that AGM, the grant shall be made at the meeting of the board at which he or she is appointed and, if not made at such meeting, shall be made promptly following such meeting by written unanimous consent of the board; and if the non-employee director is first appointed to the board in advance of the next AGM and will not stand for election at that AGM, the number of shares in the grant and the vesting schedule shall be determined by the compensation committee, taking into account the term of the appointment and the grant shall be made at the meeting of the board at which he or she is appointed and, if not made at such meeting, shall be made promptly following such meeting by written unanimous consent of the board;

●	unless otherwise specified by the board or the compensation committee at the time of grant, each Annual Stock Option granted under this policy shall (i) vest in full on the date of the next AGM following the date of grant, subject to the non-employee director’s continued service on the Board; (ii) have an exercise price equal to the fair market value of the Company’s ordinary shares as determined in the 2014 Plan on the grant date; (iii) terminate ten years after the grant date; (iv) become fully vested immediately prior to a change of control and (v) contain such other terms and conditions as set forth in the form of option agreement approved by the board or the compensation committee prior to the grant date;
●	unless otherwise specified by the board or the compensation committee at the time of grant, each Initial Stock Option Grant for newly appointed or elected directors granted under the non-employee director compensation policy shall (i) vest ratably in three equal installments with the first installment vesting on the date of the first AGM following the date of the grant, and with the second and third installments vesting, respectively, on the dates of the second and third AGMs following the date of the grant, subject to the non-employee director’s continued service on the board; (ii) have an exercise price equal to the fair market value of the Company’s ordinary shares as determined in the 2014 Plan on the grant date; (iii) terminate ten years after the grant date; (iv) become fully vested immediately prior to a change of control and (v) contain such other terms and conditions as set forth in the form of option agreement approved by the board or the compensation committee prior to the grant date; and
●	each of these options shall be granted under our 2014 Plan, terminate ten years after the grant date and become fully vested immediately prior to a change of control.

On February 1, 2023, the Compensation Committee approved a 5% increase for our non-employee directors, effective as of January 1, 2023. All directors are eligible to receive reimbursement for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors, and our non-employee directors are also eligible to receive reimbursement, upon approval of the board of directors or a committee thereof, for reasonable out-of-pocket expenses incurred in connection with attendance at various conferences or meetings with our management.

The following table sets forth information regarding the total compensation awarded to, earned by or paid to each of our non-employee directors during the year ended December 31, 2022 for their service on our board of directors. Dr. Prudo, our former Executive Chairman, Rachelle Jacques, our President and Chief Executive Officer, and Clive Richardson, our former Chief Executive Officer and Chief Operating Officer and a former member of the Board, did not receive any additional compensation for their service as a director during 2022. Following Dr. Prudo’s assumption of the role of Chairman, he became eligible to receive reimbursement for the expenses available to our other non-employee directors and, pursuant to the agreement between us and Dr. Prudo effective January 1, 2023, an annual director fee of $100,000. The compensation that we pay to the foregoing persons is discussed in the “Summary Compensation Table” above.

	Fees
	Earned
	or
	Paid in	Option
	Cash	Awards	Total
Name	($)	($) (1)	($)
James Hill, M.D. (2)	$61,502	$20,278	$81,780
Stuart Ungar (3)	49,064	20,278	69,342
David Byrne (4)	58,332	20,278	78,610
Donald Williams (5)	56,838	20,278	77,116
Peter Feldschreiber (6)	24,974	—	24,974
Michael Grissinger (7)	41,505	20,278	61,783
(1)	These amounts represent the aggregate grant date fair value of options granted to each director during the year ended December 31, 2022 computed in accordance with ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in our Audited Financial Statements, included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022. Each of our non-executive directors received options to purchase 5,000,000 ordinary shares during the year ended December 31, 2022, consisting of (i) the Annual Stock Option granted on June 30, 2022, which options are exercisable at a price of $0.01 per ordinary share (equivalent to an exercise price of $1.00 per ADS) and (ii) the October 2022 NED Stock Option granted on October 21, 2022 and are exercisable to at price of $0.0048 per ordinary share (equivalent to an exercise price of $0.48 per ADS).
(2)	As of December 31, 2022, Dr. Hill owned options to purchase an aggregate of 14,100,000 ordinary shares (equivalent to 141,000 ADSs), of which 9,100,000 ordinary shares (equivalent to 91,000 ADSs) were exercisable.
(3)	As of December 31, 2022, Mr. Ungar owned options to purchase an aggregate of 14,100,000 ordinary shares (equivalent to 141,000 ADSs), of which 9,100,000 ordinary shares (equivalent to 91,000 ADSs) were exercisable.
(4)	As of December 31, 2022, Mr. Byrne owned options to purchase an aggregate of 14,100,000 ordinary shares (equivalent to 141,000 ADSs), of which 9,100,000 ordinary shares (equivalent to 91,000 ADSs) were exercisable.
(5)	As of December 31, 2022, Mr. Williams owned options to purchase an aggregate of 14,850,000 ordinary shares (equivalent to 148,500 ADSs), of which 9,850,000 ordinary shares (equivalent to 98,500 ADSs) were exercisable.
(6)	As of December 31, 2022, Dr. Feldschreiber owned options to purchase an aggregate of 6,500,000 ordinary shares (equivalent to 65,000 ADSs), all of which were exercisable. On June 3, 2022, Dr. Feldschreiber notified the Company that he would resign from the Board, which resignation became effective as of June 3, 2022.
(7)	As of December 31, 2022, Mr. Grissinger owned options to purchase an aggregate of 11,500,000 ordinary shares (equivalent to 115,000 ADSs), of which 6,500,000 ordinary shares (equivalent to 65,000 ADSs) were exercisable.

C.	Board Practices

Our Articles of Association provide that our business is to be managed by the board of directors (subject to any directions made by the members of the Company by special resolution). Our board of directors is divided into three classes for purposes of election (Class A Directors, who serve a one year term before being subject to re-election at the Company’s annual general meeting; Class B Directors, who serve a two year term before being subject to re-election at the annual general meeting; and Class C Directors who serve a three year term before being subject to re-election at the annual general meeting, provided also that in any two year period, a majority of the board must stand for re-election). Our board of directors currently consists of seven members: James Hill, M.D., Stuart Ungar, M.D., David Byrne, Donald Williams and Michael Grissinger currently serve as Class A directors; Rachelle Jacques currently serves as a Class B director and Ray Prudo currently serves as a Class C director. Ray Prudo served as Executive Chairman of our board of directors until December 2022 and assumed the role of Chairman of our board of directors effective January 1, 2023.

Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of listing requirements of Nasdaq. The committees of our board of directors consist of an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee currently consists of three members, appointed by the board of directors: Donald Williams, Michael Grissinger and David Byrne, all of whom are independent within the meaning of SEC corporate governance rules of independence for purposes of the audit committee. Mr. Williams is the chairman of our audit committee. Our board of directors has determined that Mr. Williams is the audit committee financial expert.

Compensation Committee

Our compensation committee currently consists of three members, appointed by the board of directors: James Hill, M.D., Michael Grissinger and David Byrne, all of whom are independent within the meaning of SEC corporate governance rules of independence for purposes of the compensation committee. Dr. Hill is the chairman of our compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of three members, appointed by our board of directors: David Byrne, James Hill, M.D., and Stuart Ungar, M.D., all of whom are independent within the meaning of SEC corporate governance rules of independence for purposes of the nominating and corporate governance committee. David Byrne is chairman of our nominating and corporate governance committee.

None of our non-employee directors have any service contracts with Akari or any of our subsidiaries that provide for benefits upon termination of employment.

D.	Employees

As of December 31, 2022, we had 15 full-time employees. Seven of our employees were engaged in research and development and eight employees were engaged in management, administration and finance. Seven were located in England and eight were located in the United States.

None of our employees are members of labor unions.

E.	Share Ownership

Information with respect to share ownership of members of our board of directors and executive officers is included in “Item 7. Major Shareholders and Related Party Transactions”

Option Plans

2014 Plan

Our board of directors is generally authorized to issue up to 15,000,000,000 ordinary shares of $0.0001 each until June 30, 2026, without seeking shareholder approval, subject to certain limitations. As of December 31, 2022, there were 7,444,917,123 ordinary shares outstanding, outstanding options to purchase 513,673,885 ordinary shares, outstanding RSUs that settle into 21,475,400 ordinary shares and 354,850,715 ordinary shares available for future issuance under our 2014 Equity Incentive Compensation Plan. In connection with our annual general meeting held on June 30, 2022, the amount of shares available for the grant of awards under our 2014 Equity Incentive Plan was increased to 890,000,000 ordinary shares. All of our existing issued ordinary shares are fully paid. Accordingly, no further capital may be required by us from the holders of such share. The material terms of the 2014 Plan are set forth below.

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

In addition, on January 26, 2017, our board of directors approved a CSOP Sub Plan as recommended to the board by the compensation committee. The CSOP Sub-Plan modifies the 2014 Plan to qualify as a Schedule 4 CSOP Scheme as defined under the UK’s Income Tax (Earnings & Pensions) Act 2003, or ITEPA. If the statutory provisions are met, favourable tax treatment can result. CSOP options are effectuated by the execution of a deed of grant by the Company evidencing shares, option exercise price, restrictions, and other terms or conditions. Grants are limited under the CSOP Sub-Plan such that an employee cannot hold more than £30,000 (£60,000 for any new CSOP options granted from April 6, 2023) in value, measured as of grant date. In the event of, and only prior to the third anniversary of the date of grant by someone who has left work for reasons associated with: redundancy, retirement, or certain types of takeover, the recipient may exercise any CSOP option that has become exercisable but has not yet been exercised for a period of six months. A Change of Control under UK law may similarly permit option exercise.

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

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023, the latest practicable date for inclusion in this annual report (except where otherwise indicated), for:

●	each person, or group of affiliated persons, who are known by us to beneficially own more than 5% of our outstanding ordinary shares;
●	each member of our board of directors;
●	each of our other executive officers; and
●	all of our directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of March 31, 2023, through the exercise of any option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

Ordinary shares that may be acquired by an individual or group within 60 days of March 31, 2023, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The percentage of ownership is based on 10,111,583,823 shares of ordinary shares outstanding on March 31, 2023, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Akari does not know of any arrangements, including any pledge by any person of securities of Akari, the operation of which may at a subsequent date result in a change of control of Akari. Unless otherwise noted, the address of each director and executive officer of Akari is: c/o Akari Therapeutics, Plc, 75/76 Wimpole Street, London W1G 9RT.

			Percentage
	Number of		of
	Ordinary		Ordinary
	Shares		Shares
	Beneficially		Beneficially
	Owned		Owned
Directors and Executive Officers
Ray Prudo	2,276,483,900	(1)	21.8%
Rachelle Jacques	155,760,675	(2)	1.5%
James Hill, M.D.	29,100,000	(3)	*
Stuart Ungar, M.D.	29,100,020	(4)	*
Torsten Hombeck	8,375,000	(5)	*
David Byrne	29,100,000	(6)	*
Donald Williams	29,850,000	(7)	*
Michael Grissinger	26,500,000	(8)	*
Melissa Bradford-Klug	2,500,000	(9)	*
Miles Nunn	17,550,000	(10)	*
John Neylan, M.D.	2,500,000	(11)	*
All directors and officers as a group (11 persons)			24.7%
5% or More Shareholders
RPC Pharma Limited (12)	809,977,100		8.0%
Praxis Trustees Limited As trustee of The Sonic Healthcare Holding Company (13)	38,709,600		*
PranaBio Investments, LLC (14)	1,026,349,100		9.9%
*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	Represents the entire holdings of RPC Pharma Limited, Dr. Ray Prudo and Praxis Trustees Limited as Trustee of The Sonic Healthcare Holding Company and includes warrants to purchase 9,210,500 ordinary shares (equivalent to 92,105 ADSs) at an exercise price of $0.03 per share (or $3.00 per ADS) which expire on July 1, 2024, warrants to purchase 7,500,000 ordinary shares (equivalent to 75,000 ADSs) at an exercise price of $0.02 per share (or $2.20 per ADS) which expire on February 21, 2025, warrants to purchase 20,229,700 ordinary shares (equivalent to 202,297 ADSs) at an exercise price of $0.0165 per share (or $1.65 per ADS) which expire on January 4, 2027, warrants to purchase 41,666,700 ordinary shares (equivalent to 416,667 ADSs) at an exercise price of $0.014 per share (or $1.40 per ADS) which expire on March 10, 2027, warrants to purchase 117,647,100 ordinary shares (equivalent to 1,176,471 ADSs) at an exercise price of $0.0085 per share (or $0.85 per ADS) which expire on September 14, 2024 and warrants to purchase 117,647,100 ordinary shares (equivalent to 1,176,471 ADSs) at an exercise price of $0.0085 per share (or $0.85 per ADS) which expire on September 14, 2029. Dr. Prudo has voting and dispositive control over the ordinary shares held by RPC Pharma Limited and owns approximately 67.8% of RPC’s outstanding shares (including option grants), including 10.6% of RPC’s outstanding shares held in trust for Dr. Ungar. Dr. Prudo disclaims beneficial ownership except to the extent of his actual pecuniary interest in such shares.
(2)	Represents the holdings of Ms. Jacques and includes (i) options to purchase 51,908,600 ordinary shares (equivalent to 519,086 ADSs) at an exercise price of $0.0124 per share (or $1.24 per ADS), which expire on June 1, 2032, and (ii) options to purchase 7,440,575 ordinary shares (equivalent to 74,405 ADSs) at an exercise price of $0.0124 per share (or $1.24 per ADS), which expire on July 29, 2032. Does not include (i) a restricted stock award for 21,475,400 ordinary shares (equivalent to 214,754 ADSs) that vest in more than 60 days from March 31, 2023 or (ii) a restricted stock award for 189,787,200 ordinary shares (equivalent to 1,897,872 ADSs) that vest in more than 60 days from March 31, 2023.
(3)	Represents the holdings of Dr. Hill and includes (i) options to purchase 231,278 ordinary shares (equivalent to 2,312 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS), which expire on September 21, 2025, (ii) options to purchase 1,068,722 ordinary shares (equivalent to 10,687 ADSs) at an exercise price of $0.1917 per share (or $19.17 per ADS), which expire on November 25, 2025, (iii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, (iv) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027, (v) options to purchase 1,300,00 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028, (vi) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029, (vii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0218 per share (or $2.18 per ADS) and which expire on June 30, 2030 and (viii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0173 per share (or $1.73 per ADS) and which expire on June 30, 2031. Does not include (i) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.01 per share (or $1.00 per ADS) and which expire on June 30, 2032 that vest in more than 60 days from March 31, 2023 or (ii) options to purchase 3,700,000 ordinary shares (equivalent to 37,000 ADSs) at an exercise price of $0.0048 per share (or $0.48 per ADS) and which expire on June 30, 2032 that vest in more than 60 days from March 31, 2023. Also, does not include shares held by RPC Pharma Limited of which he has a pecuniary interest. Dr. Hill disclaims beneficial ownership of the shares held by RPC Pharma Limited.

(4)	Represents the holdings of Dr. Ungar and includes (i) options to purchase 211,278 ordinary shares (equivalent to 2,112 ADSs) at an exercise price of $0.3221 per share (or $32.21 per ADS), which expire on September 21, 2025, (ii) options to purchase 1,088,722 ordinary shares (equivalent to 10,887 ADSs) at an exercise price of $0.1917 per share (or $19.17 per ADS), which expire on November 25, 2025, (iii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, (iv) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027, (v) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028, (vi) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029, (vii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0218 per share (or $2.18 per ADS) and which expire on June 30, 2030 and (viii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0173 per share (or $1.73 per ADS) and which expire on June 30, 2031. Does not include (i) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.01 per share (or $1.00 per ADS) and which expire on June 30, 2032 that vest in more than 60 days from March 31, 2023 or (ii) options to purchase 3,700,000 ordinary shares (equivalent to 37,000 ADSs) at an exercise price of $0.0048 per share (or $0.48 per ADS) and which expire on June 30, 2032 that vest in more than 60 days from March 31, 2023. Also, does not include shares held by RPC Pharma Limited of which he has a pecuniary interest. Dr. Ungar disclaims beneficial ownership of the shares held by RPC Pharma Limited.
(5)	Consists of (i) options to purchase 4,375,000 ordinary shares (equivalent to 43,750 ADS) at an exercise price of $0.0218 per share (or $2.18 per ADS), which expire on June 30, 2030, (ii) options to purchase 1,500,000 ordinary shares (equivalent to 15,000 ADS) at an exercise price of $0.0181 per share (or $1.81 per ADS), which expire on December 31, 2030 and (iii) options to purchase 2,500,000 ordinary shares (equivalent to 25,000 ADS) at an exercise price of $0.0132 per share (or $1.32 per ADS), which expire on February 3, 2032. Does not include options to purchase 10,000,000 ordinary shares (equivalent to 100,000 ADS) at an exercise price of $0.0047 per share (or $0.47 per ADS) and which expire on October 31, 2032 that vest in more than 60 days from March 31, 2023.
(6)	Represents the holdings of Mr. Byrne and includes (i) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.1796 per share (or $17.96 per ADS), which expire on April 22, 2026, (ii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, (iii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027, (iv) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028, (v) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029 and (vi) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0218 per share (or $2.18 per ADS) and which expire on June 30, 2030 and (vii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0173 per share (or $1.73 per ADS) and which expire on June 30, 2031. Does not include (i) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0173 per share (or $1.0073 per ADS) and which expire on June 30, 2032 that vest in more than 60 days from March 31, 2023April 30, 2022 or (ii) options to purchase 3,700,000 ordinary shares (equivalent to 37,000 ADSs) at an exercise price of $0.0048 per share (or $0.48 per ADS) and which expire on June 30, 2032 that vest in more than 60 days from March 31, 2023. Also, does not include shares held by RPC Pharma Limited of which he has a pecuniary interest. Mr. Byrne disclaims beneficial ownership of the shares held by RPC Pharma Limited.

(7)	Represents the holdings of Mr. Williams and includes (i) options to purchase 2,600,000 ordinary shares (equivalent to 26,000 ADSs) at an exercise price of $0.145 per share (or $14.50 per ADS), which expire on June 29, 2026, (ii) 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0504 per share (or $5.04 per ADS) and which expire on June 28, 2027, (iii) options to purchase 1,300,00 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028, (iv) options to purchase 750,000 ordinary shares (equivalent to 7,500 ADSs) at an exercise price of $0.0175 per share (or $1.75 per ADS) and which expire on November 16, 2028, (v) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029, (vi) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0218 per share (or $2.18 per ADS) and which expire on June 30, 2030 and (vii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0173 per share (or $1.73 per ADS) and which expire on June 30, 2031. Does not include (i) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.01 per share (or $1.00 per ADS) and which expire on June 30, 2032 that vest in more than 60 days from March 31, 2023 or (ii) options to purchase 3,700,000 ordinary shares (equivalent to 37,000 ADSs) at an exercise price of $0.0048 per share (or $0.48 per ADS) and which expire on June 30, 2032 that vest in more than 60 days from March 31, 2023.
(8)	Represents the holdings of Mr. Grissinger and includes of (i) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0347 per share (or $3.47 per ADS) and which expire on January 23, 2028, (ii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0208 per share (or $2.08 per ADS) and which expire on September 19, 2028, (iii) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0207 per share (or $2.07 per ADS) and which expire on June 27, 2029, (v) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0218 per share (or $2.18 per ADS) and which expire on June 30, 2030 and (vi) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.0173 per share (or $1.73 per ADS) and which expire on June 30, 2031. Does not include (i) options to purchase 1,300,000 ordinary shares (equivalent to 13,000 ADSs) at an exercise price of $0.01 per share (or $1.00 per ADS) and which expire on June 30, 2032 that vest in more than 60 days from March 31, 2023 or (ii) options to purchase 3,700,000 ordinary shares (equivalent to 37,000 ADSs) at an exercise price of $0.0048 per share (or $0.48 per ADS) and which expire on June 30, 2032 that vest in more than 60 days from March 31, 2023.
(9)	Consists of (i) options to purchase 2,500,000 ordinary shares (equivalent to 25,000 ADSs) at an exercise price of $0.0114 per share (or $1.14 per ADS), which expire on July 29, 2032.
(10)	Consists of (i) options to purchase 3,000,000 ordinary shares (equivalent to 30,000 ADS) at an exercise price of $0.141 per share (or $14.10 per ADS), which expire on March 23, 2026, (ii) options to purchase 800,000 ordinary shares (equivalent to 8,000 ADS) at an exercise price of 0.036 per share (or $3.60 per ADS), which expire on September 1, 2027, (iii) options to purchase 8,000,000 ordinary shares (equivalent to 80,000 ADS) at an exercise price of $0.0182 per share (or $1.82 per ADS), which expire on October 22, 2028, (iv) options to purchase 2,500,000 ordinary shares (equivalent to 25,000 ADS) at an exercise price of $0.0162 per share (or $1.62 per ADS), which expire on July 30, 2031 and (v) options to purchase 3,250,000 ordinary shares (equivalent to 325,000 ADSs) at an exercise price of $0.0132 per share (or $1.32 per ADS), which expire on July 30, 2031. Does not include (i) options to purchase 40,000,000 ordinary shares (equivalent to 400,000 ADSs) at an exercise price of $0.0047 per share (or $0.47 per ADS) and which expire on October 31, 2032 that vest in more than 60 days from March 31, 2023.
(11)	Consists of (i) options to purchase 2,500,000 ordinary shares (equivalent to 25,000 ADSs) at an exercise price of $0.0047 per share (or $0.47 per ADS), which expire on November 8, 2032.
(12)	The principal business office of RPC Pharma Limited is c/o Landmark Fiduciare (Suisse) SA, 6 Place des Eaux-Vives, P.O. Box 3461, Geneva, V8 1211, Switzerland.
(13)	The principal business office of Praxis Trustees Limited As trustee of The Sonic Healthcare Holding Company is Sarina House Le Truchot, St. Peter Port, Guernsey, GY1 1GR.

(14)	Represents the entire holdings of Pranabio Investments, LLC and includes warrants to purchase 32,500,000 ordinary shares (equivalent to 325,000 ADSs) at an exercise price of $0.03 per share (or $3.00 per ADS) which expire on July 1, 2024, warrants to purchase 30,000,000 ordinary shares (equivalent to 300,000 ADSs) at an exercise price of $0.02 per share (or $2.20 per ADS) which expire on February 21, 2025, warrants to purchase 12,500,000 ordinary shares (equivalent to 125,000 ADSs) at an exercise price of $0.0165 per share (or $1.65 per ADS) which expire on January 4, 2027, warrants to purchase 50,000,000 ordinary shares (equivalent to 500,000 ADSs) at an exercise price of $0.014 per share (or $1.40 per ADS) which expire on March 10, 2027, warrants to purchase 105,000,000 ordinary shares (equivalent to 1,500,000 ADSs) at an exercise price of $0.0085 per share (or $0.85 per ADS) which expire on September 14, 2024 and warrants to purchase 105,000,000 ordinary shares (equivalent to 1,500,000 ADSs) at an exercise price of $0.0085 per share (or $0.85 per ADS) which expire on September 14, 2029. Such warrants provide that at no time may Pranabio Investments, LLC or its affiliates exercise any warrant that would result in their ownership of more than 9.99% of the issued and outstanding ordinary shares on the date of exercise, and the table above reflects that options to purchase 162,181,600 ordinary shares (equivalent to 1,621,816 ADSs) are exercisable within 60 days of March 31, 2023 as a result of the restrictions on exercise imposed by this mechanism. Pranabio Investments, LLC is a Texas limited liability company. Samir R. Patel is the managing member and has sole voting and investment power with respect to the shares.

Deutsche Bank Trust Company Americas, or Deutsche Bank, is the holder of record for the Company’s ADR program, pursuant to which each ADS represents 100 ordinary shares. As of March 31, 2023, Deutsche Bank held 10,107,149,700 ordinary shares representing 99.9% of the issued share capital held at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

To our knowledge, the only significant changes in the percentage ownership held by our more than 5% shareholders as reported in our annual reports during the past three years are as follows: (i) the ownership percentage of RPC Pharma Limited decreased by 5.6% to 8.0% from 13.6% as of March 31, 2023, the ownership percentage of RPC Pharma Limited decreased by 7.4% to 13.6% from 21.0% as of March 15, 2021 and decreased by 7.8% to 21.0% from 28.8% as of March 15, 2020, (ii) the ownership percentage of PranaBio Investments LLC increased by 1.2% to 9.9% from 7.7% as of March 31, 2023 and increased by 1.3% to 7.7% from 6.4% as of March 15, 2021, (iii) the ownership percentage of Aspire Capital Fund LLC decreased by 18.6% to less than 5% from as of March 31, 2023 and decreased by 0.7% to 18.6% from 19.3% as of March 15, 2021.

B.Related Party Transactions

The following discloses, since January 1, 2022, certain related party transactions involving us. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements.

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

Office Lease

We lease our UK office space from The Doctors Laboratory, or TDL, and have incurred expenses of approximately $129,000, $146,000, and $133,000 plus VAT during the years ended December 31, 2022, 2021 and 2020, respectively. David Byrne, a non-employee director of ours, is also the CEO of TDL.

Laboratory Testing Services

We received laboratory testing services for our clinical trials provided by TDL and have incurred expenses of approximately $89,000, $102,000 and $234,000 plus VAT during the years ended December 31, 2022, 2021 and 2020, respectively. The Company recorded payable balances to TDL of approximately $23,000, $32,000 and $100,000 plus VAT as of December 31, 2022, 2021 and 2020, respectively.

Consulting

Since January 2019, we have received business development consulting services from Michael Grissinger, a non-employee director of the Company. We have incurred expenses of approximately $92,000, $100,000 and $100,000 during the years ended December 31, 2022, 2021 and 2020, respectively, relating to these consulting services.

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

Financing

In connection with the financings listed below, certain shareholders and Company insiders participated.

●	In March 2022, we sold to certain accredited and institutional investors, including our former Executive Chariman and current Chairman of the Board of Directors, Dr. Ray Prudo, an aggregate of (i) 7,440,833 ADSs in a registered direct offering at $1.20 per ADS and (ii) warrants to purchase up to 3,720,409 ADS at an exercise price of $1.40 per ADS, for aggregate gross proceeds of approximately $8.9 million. Dr. Prudo purchased (i) 833,334 ADSs and (ii) warrants exercisable to purchase up to 416,667 ADSs at an exercise price of $1.40 per ADS, for a total amount of approximately $1,000,001. PranaBio Investments LLC, one of our major shareholders, purchased (i) 1,000,000 ADSs and (ii) warrants exercisable to purchase up to 500,000 ADSs at an exercise amount of $1.40 per ADS, for a total amount of approximately $1,200,000.
●	September 2022, we sold to certain accredited and institutional investors, including Dr. Prudo, an aggregate of 15,100,000 ADSs in a registered direct offering at $0.85 per ADS for aggregate proceeds of approximately $12.8 million. In addition, we issued to the investors in a private placement (i) Series A warrants exercisable to purchase up to 15,100,000 ADSs at an exercise price of $0.85 per ADS and (ii) Series B warrants exercisable to purchase up to 15,100,000 ADSs at an exercise price of $0.85 per ADS. Dr. Prudo purchased (i) 1,176,471 ADS and (ii) warrants excersiable to purchase up to 2,352,942 ADSs at an exercise price of $0.85 per ADS, for a total amount of approximately $1,000,000. PranaBio Investments LLC, one of our major shareholders, purchased (i) 1,500,000 ADSs and (ii) warrants to purchase up to 3,000,000 ADSs at an exercise price of $0.85 per ADS, for a total amount of approximately $1,275,000.
●	In March 2023, we sold to certain accredited and institutional investors an aggregate of 26,666,667 ADSs in a registered direct offering at $0.15 per ADS for aggregate gross proceeds of approximately $4.0 million. The following existing investors and Company insiders participated in the registered direct offering:
o	Ray Prudo purchased 8,666,666 ADSs for a total amount of approximately $1,300,000;

o	Rachelle Jacques purchased 964,115 ADSs for a total amount of approximately $144,617;
o	Michael Grissinger purchased 200,000 ADSs for a total amount of approximately $30,000;
o	Donald Williams purchased 200,000 ADSs for a total amount of approximately $30,000;
o	Stuart Ungar purchased 200,000 ADSs for a total amount of approximately $30,000;
o	David Byrne purchased 200,000 ADSs for a total amount of approximately $30,000;
o	James Hill purchased 200,000 ADSs for a total amount of approximately $30,000; and
o	PranaBio Investments LLC, one of our major shareholders, purchased 3,000,000 ADSs for a total amount of approximately $450,000.

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

Not applicable.

B.Plan of Distribution

Not applicable.

C.Markets

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

	Delaware	England

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

	Delaware	England

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

A holder of our ordinary shares or ADSs who (1) is an individual who has ceased to be resident for U.K. tax purposes in the United Kingdom, (2) was solely resident for U.K. tax purposes in the United Kingdom for either the whole or a part of at least four out of the seven U.K. tax years prior to departure, (3) only remains non-UK resident for a period of five years or less and (4) disposes of the ordinary shares or ADSs during that period may also be liable, upon returning to the United Kingdom, for U.K. tax on capital gains, subject to any available exemption or relief, even though he or she was not resident in the United Kingdom at the time of the disposal. Normally, no tax charge arises if the asset that was sold during the period of temporary non-residence was acquired during that same period. In practice, this means that only disposals of assets held prior to leaving the UK are in scope.

Inheritance Tax

Our ordinary shares or ADSs are assets legally situated in the United Kingdom for the purposes of U.K. inheritance tax (the equivalent of U.S. estate and gift tax). Subject to the discussion of the U.K.-U.S. estate tax treaty in the next paragraph, U.K. inheritance tax may apply (subject to any available reliefs) if an individual who holds our ordinary shares or ADSs gifts them or dies even if he or she is neither domiciled in the United Kingdom nor deemed to be domiciled there under U.K. law. For inheritance tax purposes, a transfer of our ordinary shares or ADSs at less than full market value may be treated as a gift for these purposes. Special inheritance tax rules can apply (1) to gifts if the donor retains some benefit/reservation, (2) to close companies and (3) to trustees of settlements.

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

U.K. Stamp Duty and Stamp Duty Reserve Tax (SDRT)

U.K. legislation provides that SDRT is chargeable at 1.5% (rounded to the nearest £5) on the issuance of a depositary receipt for U.K. shares or securities, or the issuance of such shares or securities into a clearance system. Following certain court decisions, HMRC accepted that these provisions contravened European Union law, and accordingly has not sought to enforce SDRT on issues of U.K. shares and securities to depositary receipt issuers and clearance services anywhere in the world. EU law ceased to apply in the U.K. at the end of the transition period following Brexit on December 31, 2020. Although the legislation imposing the SDRT charge has not been repealed, HMRC has stated that it remains of the view that the charge on issues remains disapplied, because the relevant EU legislation has been incorporated into domestic U.K. law under the terms of the European Union (Withdrawal) Act 2018. Accordingly, it will not seek to enforce such a charge, unless the legislation is amended. HMRC still contends that stamp duty/SDRT at 1.5% is payable on transfers (by sale or otherwise) of shares and securities to depository receipt systems or clearance services that are not an integral part of an issue of share capital or the raising of capital.

Transfers of ADSs do not attract stamp duty or SDRT.

Transfer of shares in registered form

A transfer of shares in registered form would attract ad valorem stamp duty generally at the rate of 0.5% of the purchase price of the shares (or, in certain circumstances, where a stamp duty deemed market value rules applies, the deemed consideration for the transfer). There is no charge to ad valorem stamp duty on gifts.

SDRT would generally be payable on an unconditional agreement to transfer shares in registered form at 0.5% of the amount or value of the consideration in money or money’s worth (or, in certain circumstances, where an SDRT market value value rules applies, the deemed consideration) but is repayable if, within six years of the date of the agreement, an instrument transferring the shares is executed or, if the SDRT has not been paid, the liability to pay the tax (but not necessarily interest and penalties) would generally be cancelled.

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

You are urged to consult with your own advisers regarding the UK tax consequences of the acquisition, ownership, and disposition of our ordinary shares or ADSs in the light of your particular circumstances.

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

Passive Foreign Investment Company Rules

We may have been a PFIC for 2022, but we have not performed a detailed analysis to determine PFIC status for 2022. Because the PFIC determination is highly fact intensive, there can be no assurance that we were not a PFIC for 2022 and there can no assurance that we will not be a PFIC for 2022 or for any other taxable year. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year.

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

J.Annual Report to Security Holders.

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

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Item 16B.Code of Ethics

We have adopted a code of ethics that applies to all of our employees, including our chief executive officer. The text of the code of ethics is posted in the “Investor Relations” section of our website at www.akaritx.com. Disclosure regarding any amendments to, or waivers from, provisions of the code of conduct that apply to our directors, principal executive and financial officers will be included in a Current Report on Form 6-K within four business days following the date of the amendment or waiver, unless website posting or the issuance of a press release of such amendments or waivers is then permitted by the rules of the Nasdaq stock market.

Item 16C.Principal Accountant Fees and Services

BDO USA, LLP served as our independent registered public accounting firm and audited our consolidated financial statements for the years ended December 31, 2022 and 2021.

	2022	2021
Audit Fees (1)	$280,455	$249,146
(1)	Audit fees consisted of work performed in the preparation of the consolidated financial statements, interim review procedures, and work regarding a public listing or offering, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, such as statutory audits.

Audit Committee Pre-Approval Policies and Procedures

The audit committee reviews and pre-approves all audit and non-audit services performed by its independent registered public accounting firm, as well as the fees charged for such services. All fees incurred for the year ended 2022 for services rendered by BDO were approved in accordance with these policies. In its review of non-audit service fees, the audit committee considers, among other things, the possible impact of the performance of such services on the auditor’s independence. No non-audit services were performed by BDO for the year ended December 31, 2022 and 2021.

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

In accordance with English corporate law and the Companies Act 2006 and practice and subject to the exemption set forth in Rule 5615 of the Marketplace Rules of the Nasdaq Stock Market, we follow the provisions of the Companies Act, rather than the Marketplace Rules of the Nasdaq Stock Market, with respect to the following requirements:

●	We do not follow Nasdaq’s requirements to seek shareholder approval for all corporate actions approval in accordance with Nasdaq Stock Market Rule 5635. In particular, under this Nasdaq rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares.

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

These consolidated financial statements are not the Company’s statutory accounts as defined in section 434 of the UK Companies Act 2006. Statutory accounts for the Company’s financial year ended December 31, 2022 have not yet been delivered to the Registrar of Companies for England and Wales. Statutory accounts for the financial years ended December 31, 2020 and December 31, 2021 have been delivered to the Registrar in accordance with section 441 of the Companies Act 2006. An auditor’s report has been made on the statutory accounts each of these two years and contained no statement under section 498(2) or (3) of the Companies Act 2006. Each of these audit reports included a statement drawing attention to circumstances indicating the existence of a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern, but was unqualified and did not include any reference to any other matters to which the auditor drew attention by way of emphasis without qualifying the report.

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

10.1+	2014 Equity Incentive Plan (incorporated by reference to the exhibit previously filed with the Registrant’s Report of Foreign Private Issuer on Form 6-K (No. 001-36288) filed on June 24, 2014)

10.2

Relationship Agreement, dated as of July 10, 2015, by and between Celsus Therapeutics Plc and RPC Pharma Limited. (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on July 13, 2015)

Exhibit No.	Exhibit Description

10.3

Form of Working Capital Agreement, by and between Volution Immuno Pharmaceuticals SA and the Shareholders named therein. (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on July 13, 2015)

10.4+	Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to the exhibit previously filed with the Registrants Definitive Proxy Statement on Schedule 14A filed on August 3, 2015)

10.5+	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on November 25, 2015)

10.6+	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to the exhibit previously filed with the Registrant’s Current Report on Form 8-K filed on June 30, 2016)

10.7

Form of Securities Purchase Agreement dated as of June 28, 2019 between Akari Therapeutics, Plc and the investors listed therein (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 2, 2019)

10.8

Form of Warrant issued by Akari Therapeutics, Plc in connection with the July 2019 Registered Direct Offering (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 2, 2019)

10.9

Form of Placement Agent Warrant issued by Akari Therapeutics, Plc in connection with the July 2019 Registered Direct Offering (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-1 (333-233048) filed on August 6, 2019)

10.10

Form of Securities Purchase Agreement in connection with the February 2020 Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on March 4, 2020)

10.11

Form of Warrant issued by Akari Therapeutics, Plc in connection with the February 2020 Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on March 4, 2020)

10.12

Executive Employment Agreement, dated as of June 30, 2020, by and between the Company and Torsten Hombeck (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 1, 2020)+

10.13

Securities Purchase Agreement dated June 30, 2020 between the Company and Aspire Capital Fund, LLC (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 1, 2020)

10.14

Registration Rights Agreement dated June 30, 2020 between the Company and Aspire Capital Fund, LLC (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 1, 2020)

10.15

Form of Securities Purchase Agreement in connection with the July 2021 Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 20, 2021)

Exhibit No.	Exhibit Description

10.16

Form of Warrant issued by Akari Therapeutics, Plc in connection with the July 2021 Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on July 20, 2021)

10.17

Form of Securities Purchase Agreement dated as of December 29, 2021 between Akari Therapeutics, Plc and the investors listed therein (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on January 4, 2022)

10.18

Form of Warrant issued by Akari Therapeutics, Plc in connection with the December 2021 Registered Direct Offering (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on January 4, 2022)

10.19

Form of Securities Purchase Agreement in connection with the March 2022 Registered Direct Offering (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on March 10, 2022)

10.20

Form of Warrant issued by Akari Therapeutics, Plc in connection with the March 2022 Registered Direct Offering (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on March 10, 2022)

10.21

Form of Securities Purchase Agreement in connection with the September 2022 Registered Direct Offering and Concurrent Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on September 14, 2022)

10.22

Form of Series A Warrant issued by Akari Therapeutics, Plc in connection with the September 2022 Registered Direct Offering and Concurrent Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on September 14, 2022)

10.23

Form of Series B Warrant issued by Akari Therapeutics, Plc in connection with the September 2022 Registered Direct Offering and Concurrent Private Placement (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on September 14, 2022)

10.24

Form of Securities Purchase Agreement in connection with the March 2023 Registered Direct Offering (incorporated by reference to the exhibit previously filed with the Registrant’s Report on Form 6-K filed on March 31, 2023)

10.25+

Executive Employment Agreement between the Company and Rachelle Jacques dated June 1, 2022 (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-1 filed on October 12, 2022)

10.26+

Stock Option Agreement between the Company and Rachelle Jacques dated June 1, 2022 (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-1 filed on October 12, 2022)

10.27+

Restricted Stock Unit Agreement between the Company and Rachelle Jacques dated June 1, 2022 (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-1 filed on October 12, 2022)

10.28+

Executive Employment Agreement between the Company and Rachelle Jacques dated June 1, 2022 (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-1 filed on October 12, 2022)

10.29+

Stock Option Agreement between the Company and Rachelle Jacques dated June 1, 2022 (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-1 filed on October 12, 2022)

Exhibit No.	Exhibit Description
10.30+

Restricted Stock Unit Agreement between the Company and Rachelle Jacques dated June 1, 2022 (incorporated by reference to the exhibit previously filed with the Registrant’s Registration Statement on Form F-1 filed on October 12, 2022)

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
Date: April 28, 2023

AKARI THERAPEUTICS, PLC

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

U.S. DOLLARS

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Akari Therapeutics, Plc

London, United Kingdom

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Akari Therapeutics, Plc (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of  operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Classification of Warrants

As described in Note 4 to the consolidated financial statements, on December 29, 2021, the Company sold to certain accredited and institutional investors its American Depository Shares (“ADSs”) in a registered direct offering, which closed on January 5, 2022. In connection with this offering, the Company also issued registered warrants to the investors and the placement agent (the “December 2021 Warrants”). On September 14, 2022, the Company sold to certain accredited and institutional investors its ADSs in a registered direct offering. In connection with this offering, the Company issued to the investors registered Series A and Series B warrants (collectively, the “September 2022 Warrants”).

We identified the evaluation of the financial statement classification for the December 2021 Warrants and the September 2022 Warrants as a critical audit matter. Our principal considerations included the existence of accounting complexities related to certain provisions of the warrant agreements, including settlement provisions and derivative elements. Auditing these elements involved especially complex auditor judgment due to the terms of the applicable agreements, including the extent of specialized knowledge and skills needed.

The primary procedures we performed to address this critical audit matter included:

●	Evaluating the appropriateness of management’s conclusions through the review of: (i) the relevant terms of the warrant agreements, (ii) the completeness and accuracy of the Company’s technical accounting analysis, and (iii) the appropriateness of application of the relevant accounting literature.
●	Utilizing personnel with specialized knowledge and skills in technical accounting to assist in: (i) evaluating relevant terms of the warrant agreements in relation to the appropriate accounting literature, and (ii) assessing the appropriateness of conclusions reached by the Company.

/s/BDO USA, LLP

We have served as the Company’s auditor since 2016.

New York, New York

April 28, 2023

AKARI THERAPEUTICS, Plc

CONSOLIDATED BALANCE SHEETS

As of December 31, 2022 and 2021

(in U.S. Dollars, except share data)

	December 31,	December 31,
	2022	2021
Assets
Current assets:
Cash	$13,249,945	$9,361,270
Prepaid expenses	465,244	2,173,528
Other current assets	99,543	90,301
Total current assets	13,814,732	11,625,099

Patent acquisition costs, net	16,880	22,929
Total assets	$13,831,612	$11,648,028

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	946,658	1,788,563
Accrued expenses	3,148,090	3,184,883
Warrant liability	7,852,000	—
Other liability	94,118	—
Liability related to deposits received for share subscriptions	—	1,120,000
Total liabilities	$12,040,866	$6,093,446

Commitments and contingencies (Note 7)

Shareholders’ equity:
Share capital of $0.0001 par value
Authorized: 15,000,000,000 ordinary shares; issued and outstanding: 7,444,917,123 and 4,759,731,923 at December 31, 2022 and December 31, 2021, respectively	744,492	475,973
Additional paid-in capital	167,076,392	153,130,813
Capital redemption reserve	52,193,811	52,193,811
Accumulated other comprehensive loss	(770,839)	(540,967)
Accumulated deficit	(217,453,110)	(199,705,048)
Total shareholders’ equity	1,790,746	5,554,582
Total liabilities and shareholders’ equity	$13,831,612	$11,648,028

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the Years Ended December 31, 2022, 2021 and 2020

(in U.S. Dollars, except share data)

	Years Ended December 31,
	2022	2021	2020
Operating expenses:
Research and development expenses	$9,560,897	$9,133,455	$8,820,204
General and administrative expenses	13,527,311	8,080,681	9,160,770
Total operating expenses	23,088,208	17,214,136	17,980,974
Loss from operations	(23,088,208)	(17,214,136)	(17,980,974)
Other income (expense):
Interest income	45,944	10,600	13,615
Excess fair value of warrant liability over cash proceeds	(1,963,000)	—	—
Change in fair value of warrant liability	6,946,000	—	556,810
Foreign currency exchange gains (losses)	452,664	(193,219)	350,939
Other expenses	(141,462)	(27,482)	(22,007)
Total other income (expense)	5,340,146	(210,101)	899,357
Net loss	(17,748,062)	(17,424,237)	(17,081,617)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(229,872)	107,098	(299,205)
Total comprehensive loss	$(17,977,934)	$(17,317,139)	$(17,380,822)
Net loss per ordinary share, basic and diluted	$(0.00)	$(0.00)	$(0.01)
Weighted average ordinary shares outstanding, basic and diluted	6,243,462,410	4,292,112,667	3,159,037,588

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2022, 2021 and 2020

(in U.S. Dollars, except share data)

					Accumulated
			Additional	Capital	Other		Total
	Share Capital		Paid-in	Redemption	Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Capital	Reserve	Loss	Deficit	Equity
Balance at January 1, 2020	2,245,865,913	$31,987,016	$133,568,636	$—	$(348,860)	$(165,199,194)	$7,598
Stock-based compensation	—	—	325,523	—	—	—	325,523
Issuance of ordinary shares, net of issuance costs	1,559,455,100	20,051,809	2,253,158	—	—	—	22,304,967
Issuance of share capital for entering into 2020 Purchase Agreement with Aspire Capital	40,760,900	523,778	376,222	—	—	—	900,000
Issuance of share capital upon conversion of deferred shares	10	—	—	—	—	—	—
Subdivision of ordinary shares	—	(52,193,811)	—	52,193,811	—	—	—
Reclassification of warrants to shareholders' equity	—	—	3,199,553	—	—	—	3,199,553
Exercise of warrants	1,250,000	15,941	11,559	—	—	—	27,500
Comprehensive loss	—	—	—	—	(299,205)	(17,081,617)	(17,380,822)
Balance at December 31, 2020	3,847,331,923	$384,733	$139,734,651	$52,193,811	$(648,065)	$(182,280,811)	$9,384,319
Stock-based compensation	—	—	314,650	—	—	—	314,650
Issuance of ordinary shares, net of issuance costs	912,400,000	91,240	13,081,512	—	—	—	13,172,752
Comprehensive income (loss)	—	—	—	—	107,098	(17,424,237)	(17,317,139)
Balance at December 31, 2021	4,759,731,923	$475,973	$153,130,813	$52,193,811	$(540,967)	$(199,705,048)	$5,554,582
Stock-based compensation	—	—	735,107	—	—	—	735,107
Issuance of share capital, net of issuance costs	2,685,185,200	268,519	13,210,472	—	—	—	13,478,991
Comprehensive loss	—	—	—	—	(229,872)	(17,748,062)	(17,977,934)
Balance at December 31, 2022	7,444,917,123	$744,492	$167,076,392	$52,193,811	$(770,839)	$(217,453,110)	$1,790,746

AKARI THERAPEUTICS, Plc

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2022, 2021 and 2020

(in U.S. Dollars)

	Years Ended December 31,
	2022	2021	2020
Cash Flows from Operating Activities:
Net loss	$(17,748,062)	$(17,424,237)	$(17,081,617)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,708	4,126	8,907
Stock-based compensation	735,107	314,650	325,523
Financing expense	—	—	900,000
Excess fair value of warrant liability over cash proceeds	1,963,000	—	—
Changes in fair value of the warrant liability	(6,946,000)	—	(556,810)
Foreign currency exchange (gains) losses	(334,168)	242,503	(490,782)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	1,698,991	(1,742,261)	192,054
Accounts payable and accrued expenses	(877,098)	(241,309)	(247,683)
Net cash used in operating activities	(21,504,522)	(18,846,528)	(16,950,408)

Cash Flows from Financing Activities:
Proceeds from issuance of shares, net of issuance costs	25,193,991	14,292,753	25,046,461
Proceeds for future exercises of warrants to purchase shares	94,118	—	—
Proceeds from exercise of warrants to purchase shares	—	—	27,500
Net cash provided by financing activities	25,288,109	14,292,753	25,073,961

Effect of exchange rates on cash	105,088	(140,732)	200,533

Net increase (decrease) in cash	3,888,675	(4,694,507)	8,324,086
Cash, beginning of period	9,361,270	14,055,777	5,731,691
Cash, end of period	$13,249,945	$9,361,270	$14,055,777
Supplemental disclosures of non-cash financing activities
Ordinary share subscription deposit	$1,120,000	$—	$—
Initial valuation of warrant liability	$14,798,000	$—	$—

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(in U.S. dollars)

NOTE 1 – Nature of Business

Akari Therapeutics, Plc, (the “Company” or “Akari”) is incorporated in the United Kingdom. The Company is a clinical-stage biopharmaceutical company focused on developing advanced therapies for autoimmune and inflammatory diseases involving the complement (C5) and leukotriene (LTB4) pathways. The Company’s activities since inception have consisted of performing research and development activities and raising capital.

The Company is subject to a number of risks similar to those of clinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with the Russian invasion of Ukraine, risks associated with clinical trials of products, dependence on third-party collaborators for research and development operations, need for marketing authorization of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies.

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

Nasdaq Continued Listing Rules

On October 24, 2022, the Company received a deficiency notification letter from the Listing Qualifications Staff of the Nasdaq Stock Market (the “Nasdaq”) indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) because the bid price for the Company’s Common Stock had closed below $1.00 per share for the previous thirty consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company had 180 calendar days from the date of such notice, or until April 24, 2023, to regain compliance with the minimum bid price requirement. To regain compliance, the bid price for the Company’s Common Stock must have closed at $1.00 per share or more for a minimum of ten consecutive business days. On April 25, 2023, Nasdaq granted the Company an additional 180 calendar day period, or until October 23, 2023, in which to regain compliance with the minimum $1.00 bid price requirement. While the Company is exercising diligent efforts to maintain the listing of its ADSs on Nasdaq, there can be no assurance that the Company will be able to maintain compliance with the Nasdaq listing standards.

Liquidity

As of December 31, 2022, the Company had $13.2 million of cash. To date, the Company has primarily financed its operations through the sale of share capital. The Company has experienced significant negative cash flows from operations since inception including net losses of $17.7 million, $17.4 million and $17.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. The Company expects to incur substantial operating losses and negative cash flows from operations for the foreseeable future.

As of April 28, 2023, the Company expects its existing cash, which includes net proceeds of $3.7 million received from the issuance of share capital in its March 2023 registered direct offering (See Note 11), will be sufficient to fund its operations through October 2023. To fund its future capital needs, the Company plans to raise additional funds through equity or debt financings or other sources, such as strategic partnerships, alliance and/or licensing arrangements, government grants and in the long term, proceeds from sales of commercial product.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(in U.S. dollars)

Based on its recurring losses from operations incurred since inception, the Company’s expectation of continuing operating losses for the foreseeable future, negative operating cash flows for the foreseeable future, and the need to raise additional capital to finance its future operations, the Company has concluded that there is substantial doubt regarding its ability to continue as a going concern within one year after the date that these consolidated financial statements are issued. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As such, the accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation – The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and the rules and regulations of the SEC, assuming that the Company will continue to operate as a going concern.

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

The reporting currency of the Company is U.S. dollars. The Company translates its non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive loss. Gains or losses from foreign currency transactions are included in foreign currency exchange gains/(losses).

Use of Estimates – The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuation of share-based awards, the valuation of warrant liabilities, the evaluation of impairment and useful lives of intangible assets (patents), accrued liabilities and the valuation allowance for deferred income taxes. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ from those estimates or assumptions.

Fair Value Measurements – Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – quoted prices in active markets for identical assets or liabilities.

Level 2 – inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(in U.S. dollars)

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company accounted for unregistered warrants issued to investors and a placement agent in connection with the 2019 registered direct offering and the 2020 private placements as a warrant liability and were carried at fair value and remeasured at each reporting period, with changes in fair value recorded as a separate line item in the Consolidated Statements of Operations and Comprehensive Loss. On December 8, 2020, the Company changed the nominal currency of its ordinary shares from pounds sterling to U.S. dollars and reclassified its warrants from liabilities to shareholders’ equity (See Note 4).

The September 2022 Warrants (as defined below) met the definition of a freestanding instrument as such warrants are legally detachable and separately exercisable, and these warrants met the criteria of a derivative. The fair value of these warrants is classified as a liability and recorded at fair value (See Note 4). Such warrants are remeasured to fair value at each reporting date until the warrant is exercised or expires. Changes in the fair value of the warrant liability are recognized in the Consolidated Statements of Operations and Comprehensive Loss (See Note 3).

The carrying values of the Company’s cash, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities.

Cash – The Company considers all highly-liquid investments with original maturities of 90 days or less at the time of acquisition to be cash equivalents. The Company had no cash equivalents as of December 31, 2022 and December 31, 2021.

Prepaid Expenses – Payments made prior to the receipt of goods or services are capitalized until the goods or services are received.

Other Current Assets – Other current assets consist principally of VAT receivables.

Property and Equipment, net - Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years
Computers, peripheral, and scientific equipment	3
Office furniture and equipment	3

Property and equipment, consists of the following:

	December 31,	December 31,
	2022	2021
Computers, peripheral, and scientific equipment	$85,489	$85,489
Office furniture and equipment	79,449	79,449
Total property and equipment	164,938	164,938
Less: Accumulated depreciation	(164,938)	(164,938)
Property and equipment, net	$—	$—

Depreciation expense for the years ended December 31, 2022, 2021 and 2020 was $0, $0 and $5,013, respectively, and was recorded in both research and development expenses and general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

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

Patent Acquisition Costs – Patent acquisition costs and related capitalized legal fees are amortized on a straight-line basis over the shorter of the legal or economic life. The estimated useful life is 22 years. The Company expenses costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. Amortization of patent acquisition costs for the years ended December 31, 2022, 2021 and 2020 was $3,708, $4,126 and $3,894, respectively.

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

Research and development expenses for the years ended December 31, 2022, 2021 and 2020 were $9,560,897, $9,133,455 and $8,820,204, respectively. The Company accounts for research and development tax credits at the time its realization becomes probable as a credit to research and development expenses in the consolidated statements of operations and comprehensive loss (See Note 7). The Company realized $2,318,385 of research and development tax credits in 2022 related to the 2021 tax year, $3,066,875 of research and development tax credits in 2021 related to the 2020 tax year and $3,372,093 of research and development tax credits in 2020 related to the 2019 tax year.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(in U.S. dollars)

Stock-Based Compensation – The Company measures all stock-based awards granted to employees, directors and non-employees based on the estimated fair value on the date of grant and recognizes compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective awards. Forfeitures are accounted for as they occur. The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each restricted ordinary share award is estimated on the date of grant based on the fair value of the Company’s ordinary shares on that same date. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends (See Note 5). The Company estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies. The expected term of the Company’s options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.

Leases – The Company accounts for its leases in accordance with Accounting Standards Updates (ASU) No. 2016-02, Leases (“ASU 2016-2”). ASU 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statements of operations and comprehensive loss. The Company determines if an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified fixed asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. Operating leases are classified as right of use (“ROU”) assets, short term lease liabilities, and long-term lease liabilities. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. ROU assets are amortized and lease liabilities accrete to yield straight-line expense over the term of the lease. Lease payments included in the measurement of the lease liability are comprised of fixed payments. Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheet and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company applies this policy to all underlying asset categories. Leasehold improvements are capitalized and depreciated over the lesser of useful life or lease term. As of December 31, 2022, the Company did not have a lease with a term longer than twelve months.

Concentration of Credit Risk – Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company generally maintains balances in various operating accounts at financial institutions in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

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

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(in U.S. dollars)

The Company accounts for income taxes in accordance with the accounting rules that require an asset and liability approach to accounting for income taxes based upon the future expected values of the related assets and liabilities. Deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and for tax loss and credit carry forwards and are measured using the expected tax rates estimated to be in effect when such basis differences reverse. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized. The Company has recorded a full valuation allowance on its deferred tax assets as of December 31, 2022 and December 31, 2021.

Uncertain Tax Positions – The Company follows the provisions of ASC 740 “Accounting for Uncertainty in Income Taxes”, which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under ASC 740 “Accounting for Uncertainty in Income Taxes,” an entity may only recognize or continue to recognize tax positions that meet a “more-likely-than-not” threshold. Interest and penalties related to uncertain tax positions are recognized as general and administrative expense. At December 31, 2022 and 2021, the Company had no uncertain tax positions.

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

The following table provides details with respect to changes in accumulated other comprehensive loss, which is comprised of foreign currency translation adjustments, as presented in the balance sheets at December 31, 2022, 2021 and 2020:

Balance January 1, 2020	$(348,860)
Net current period other comprehensive loss	(299,205)
Balance December 31, 2020	$(648,065)
Net current period other comprehensive income	107,098
Balance December 31, 2021	$(540,967)
Net current period other comprehensive loss	(229,872)
Balance December 31, 2022	$(770,839)

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(in U.S. dollars)

Recent Accounting Pronouncements

Adopted during the year

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. Specifically, ASU 2020-06 simplifies accounting for convertible instruments by removing major separation models in ASC 470-20 that require separate accounting for embedded conversion features. ASU 2020-06 also removes certain settlement conditions in ASC 815-40 that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for the scope exception and simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted. Adoption of ASU 2020-06 can either be on a modified retrospective or full retrospective basis. The Company adopted this guidance effective January 1, 2022. The adoption of the guidance did not have a material impact on the consolidated financial statements and related disclosures.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(in U.S. dollars)

NOTE 3 – Fair Value Measurements

The following table presents information about the Company’s financial liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such values:

December 31, 2022	Level 1	Level 2	Level 3	Total
Liabilities
Warrant liability - Series A	$—	$—	$1,812,000	$1,812,000
Warrant liability - Series B	—	—	6,040,000	6,040,000
	$—	$—	$7,852,000	$7,852,000

There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2022.

Series A and Series B Warrants

The fair value of the warrant liability is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

On September 14, 2022, the Company’s sale of ADSs to accredited and institutional investors (See Note 4) also included the issuance of series A and series B warrants. The series A warrants allow the investors to purchase an aggregate of 15,100,000 ADSs at $0.85 per ADS (“Series A warrants”). The Series A warrants are immediately exercisable and expire two years from issuance (September 14, 2024). The series B warrants allow the investors to purchase an aggregate of 15,100,000 ADSs at $0.85 per ADS (“Series B warrants”). The Series B warrants are immediately exercisable and expire seven years from issuance (September 14, 2029). The Series A warrants and the Series B warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., $0.0001) per warrant ADS to be issued pursuant to the cashless exercise.

The fair value of the Series A and Series B warrants was determined using the Black-Scholes Option Pricing Model, which uses various assumptions, including (i) fair value of the Company’s ADSs, (ii) exercise price of the warrant, (iii) expected term of the warrant, (iv) expected volatility and (v) expected risk-free interest rate.

Below are the assumptions used for the fair value calculations of warrants issued on September 14, 2022:

	September 14, 2022		December 31, 2022
	Series A	Series B	Series A	Series B
Stock price	$0.71	$0.71	$0.47	$0.47
Exercise price	$0.85	$0.85	$0.85	$0.85
Expected term (in years)	2.0	7.0	1.7	6.7
Volatility	100.0%	120.0%	80.0%	120.0%
Risk-free rate	3.78%	3.52%	4.37%	3.96%

The following table summarizes the activity in the warrant liability during the year ended December 31, 2022:

	Series A	Series B	Total
Fair value at January 1, 2022	$—	$—	$—
Issuance of warrant	5,285,000	9,513,000	14,798,000
Change in fair value	(3,473,000)	(3,473,000)	(6,946,000)
Fair value at December 31, 2022	$1,812,000	$6,040,000	$7,852,000

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(in U.S. dollars)

NOTE 4 – Shareholders’ Equity

September 2022 Registered Direct Offering

On September 14, 2022, the Company sold to certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, an aggregate of 15,100,000 ADSs in a registered direct offering (“September 2022 Registered Direct Offering”) at $0.85 per ADS for aggregate gross proceeds of approximately $12.8 million. The Company also entered into a letter agreement with A.G.P./Alliance Global Partners (the “September 2022 Placement Agent”) to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in the September 2022 Registered Direct Offering, the Company issued to the investors registered Series A warrants to purchase an aggregate of 15,100,000 ADSs at $0.85 per ADS and registered Series B warrants to purchase an aggregate of 15,100,000 ADSs at $0.85 per ADS (See Note 3).

The Company determined that the Series A and Series B warrants (collectively, the “September 2022 Warrants”) represent freestanding financial instruments because based on the warrant term their volatility input would preclude an option contract from being considered indexed to an entity’s own stock. For this reason, the September 2022 Warrants should be recorded as liability-classified instruments in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.

In accordance with ASC 820, Fair Value Measurement, the Company measured the September 2022 Warrants at grant date fair value. The fair value related to warrants are classified within the Level 3 value hierarchy because it is based on external valuation models that contain certain unobservable inputs (See Note 3). The grant date fair value of the September 2022 Warrants totaled $14,798,000, which exceeded the $12,835,000 proceeds received from the sale of ADSs. The Company concluded that the September 2022 Registered Direct Offering was conducted on an arm’s length basis and it used an external subject matter valuation expert to determine the fair value of the warrants. The excess fair value over the proceeds received of $1,963,000 at grant date was recognized as a non-operating expense in the consolidated statement of operations and comprehensive loss.

In connection with the September 2022 Registered Direct Offering, the Company expensed $1.7 million of issuance costs associated with the September 2022 Warrants during the year ended December 31, 2022, which have been recognized as general and administrative expense in the consolidated statement of operations and comprehensive loss.

At December 31, 2022, the fair value of the September 2022 Warrants was $7,852,000.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(in U.S. dollars)

March 2022 Registered Direct Offering

On March 10, 2022, the Company sold to certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, an aggregate of 7,440,833 ADSs in a registered direct offering (“March 2022 Registered Direct Offering”) at $1.20 per ADS for aggregate gross proceeds of approximately $8.9 million. The Company also entered into a letter agreement with Paulson Investment Company, LLC (the “March 2022 Placement Agent”) to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in the March 2022 Registered Direct Offering, the Company issued to the investors registered warrants to purchase an aggregate of 3,720,409 ADSs at $1.40 per ADS (“March 2022 Investor Warrants”). The March 2022 Investor Warrants are immediately exercisable and will expire five years from issuance, subject to adjustment as set forth therein. The Company paid to the March 2022 Placement Agent an aggregate of $774,320 in placement agent fees and expenses and issued registered warrants to the March 2022 Placement Agent to purchase an aggregate of 297,633 ADS (“March 2022 Placement Agent Warrants”) on the same terms as the March 2022 Investor Warrants, except that the March 2022 Placement Agent Warrants are exercisable at $1.50 per ADS. Both the March 2022 Investor Warrants and the March 2022 Placement Agent Warrants (together the “March 2022 Warrants”) may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., $0.0001) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of March 2022 Warrants issued in connection with this registered direct offering amounted to 4,018,042, all of which were outstanding as of December 31, 2022.

December 2021 Registered Direct Offering

On December 29, 2021, the Company sold to certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, an aggregate of 4,311,019 ADSs in a registered direct offering (“December 2021 Registered Direct Offering”) at $1.40 per ADS for aggregate gross proceeds of approximately $6.0 million, which closed on January 5, 2022, of which approximately $1.1 million was received on December 31, 2021. The Company also entered into a letter agreement with Paulson Investment Company, LLC (the “December 2021 Placement Agent”) to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in the December 2021 Registered Direct Offering, the Company issued to the investors registered warrants to purchase an aggregate of 2,155,507 ADSs at $1.65 per ADS (“December 2021 Investor Warrants”). The December 2021 Investor Warrants are immediately exercisable and will expire five years from issuance, subject to adjustment as set forth therein. The Company paid to the December 2021 Placement Agent an aggregate of $542,834 in placement agent fees and expenses and issued registered warrants to the December 2021 Placement Agent to purchase an aggregate of 172,441 ADS (“December 2021 Placement Agent Warrants”) on the same terms as the December 2021 Investor Warrants, except that the December 2021 Placement Agent Warrants are exercisable at $1.75 per ADS. Both the December 2021 Investor Warrants and the December 2021 Placement Agent Warrants (together the “December 2021 Warrants”) may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., $0.0001) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of December 2021 Warrants issued in connection with this registered direct offering amounted to 2,327,948, all of which were outstanding as of December 31, 2022.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(in U.S. dollars)

2021 Private Placements

On July 7, 2021, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Praxis Trustees Limited as trustee of Sonic Healthcare Holding Company EFRBS which is beneficially owned by Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 7,947,529 ADSs in a private placement at $1.55 per ADS for aggregate gross proceeds of approximately $12.3 million, which subsequently closed (the “2021 Private Placements”). The Company also entered into a letter agreement with Paulson Investment Company to serve as the placement agent for the Company in connection with this offering (the “July 2021 Placement Agent”).  In connection with the offering, on July 16, 2021, the Company issued to the July 2021 Placement Agent unregistered warrants to purchase a total of 398,384 ADSs at $2.32 per ADS (“July 2021 Warrants”). The July 2021 Warrants will expire five years from issuance and are immediately exercisable, subject to adjustment as set forth therein. Subject to certain conditions, the Company has the option to “call” the exercise of the warrants from time to time after any 10-consecutive trading day period during which the daily volume-weighted average price of the ADSs exceeds $3.00. The Company paid to the July 2021 Placement Agent an aggregate of $993,000 in placement agent fees and expenses. The July 2021 Warrants may be exercised on a cashless basis if nine months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., $0.0001) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of the July 2021 Warrants issued in connection with the 2021 Private Placements amounted to 398,384, all of which were outstanding as of December 31, 2022.

2020 Purchase Agreement and Registration Rights Agreement with Aspire Capital

On June 30, 2020, the Company entered into a Purchase Agreement (“2020 Purchase Agreement”) with Aspire Capital which expired after the contractual 30-month commitment period lapsed on January 27, 2023. Prior to expiration, Aspire Capital invested an aggregate of $8.0 million of the original purchase commitment out of $30.0 million available under the facility.

The 2020 Purchase Agreement provided that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital was committed to purchase up to an aggregate of $30.0 million of the Company’s ADSs, with each ADS representing one hundred (100) ordinary shares, during a 30-month period beginning on the effective date of a registration statement related to the transaction. Concurrently with entering into the 2020 Purchase Agreement, the Company also entered into a registration rights agreement with Aspire Capital, in which the Company agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act of 1933, as amended (the “Securities Act”), the sale of the Company’s securities that have been issued to Aspire Capital under the 2020 Purchase Agreement.

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

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(in U.S. dollars)

In addition, on any date on which the Company submitted a Purchase Notice to Aspire Capital in an amount of 150,000 ADSs, the Company also had the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of ADSs equal to up to 30% of the aggregate shares of the Company’s ADSs traded on its principal market on the next trading day (the “VWAP Purchase Date”), subject to a maximum number of 250,000 ADSs. The purchase price per share pursuant to such VWAP Purchase Notice was generally 97% of the volume-weighted average price for the Company’s ADSs traded on its principal market on the VWAP Purchase Date.

The 2020 Purchase Agreement provided that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of the Company’s ADSs is less than $0.25. Additionally, governing law in the United Kingdom, where the Company is incorporated, requires a minimum payment per ADS to be issued pursuant to a purchase notice equal to the nominal value of an ADS (i.e., $0.0001). There are no trading volume requirements or restrictions under the Purchase Agreement, and the Company controlled the timing and number of sales of the Company’s ADSs to Aspire Capital. Aspire Capital had no right to require any sales by the Company but was obligated to make purchases from the Company as directed by the Company in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement.

In accordance with ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, since the ultimate floor price, which was effectively the nominal value of the ADS which was denominated in GBP at the time of entering into the 2018 Purchase agreement as well as the 2020 Purchase Agreement (together “the Purchase Agreements”) prior to the 2020 Redenomination, the number of shares issuable under the contract was impacted by foreign currency, therefore ASC 815-40-15-7 precluded the Purchase Agreements from being indexed to the Company’s own stock. The Company determined that the right to sell shares to Aspire Capital under the Purchase Agreements represents a freestanding put option that met the criteria of a derivative pursuant to ASC 815 Derivatives and Hedging. Since the purchase price per share pursuant to the Purchase Agreements was at the market, the Company concluded that the put option had a fair value of zero, and therefore no additional accounting related to the put option was required.

In consideration for entering into the 2020 Purchase Agreement, the Company agreed to issue to Aspire Capital 40,760,900 ordinary shares of the Company (the “2020 Commitment Shares”) which had a fair value of approximately $900,000. Since the Company has determined that the 2020 Purchase Agreement was considered a freestanding put option derivative in accordance with ASC 815 Derivatives and Hedging when entering into the agreement, the Company recorded the value of the 2020 Commitment Shares in General and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss. The 2020 Purchase Agreement could have been terminated by the Company at any time, at its discretion, without any cost to the Company. Aspire Capital had agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of the Company’s securities during any time prior to the termination of the 2020 Purchase Agreement. Any proceeds the Company received under the 2020 Purchase Agreement were expected to be used for working capital and general corporate purposes.

During the year ended December 31, 2020, the Company sold to Aspire Capital 460,758,800 ordinary shares of the Company for gross proceeds of approximately $6,000,000. During the year ended December 31, 2021, the Company sold to Aspire Capital 117,647,100 ordinary shares of the Company for gross proceeds of approximately $2,000,001. No ordinary shares were sold to Aspire Capital during the year ended December 31, 2022.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(in U.S. dollars)

Reclassification of Warrants to Shareholders’ Equity

Warrants issued prior to December 8, 2020 were originally determined to represent freestanding financial instruments whose foreign currency considerations pursuant to cash and cashless exercise required liability classification and should be recorded as liability-classified awards in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. These warrants were measured at their grant date fair value and subsequently remeasured at each reporting period with changes being recorded as a separate line item in the consolidated statements of operations and comprehensive loss. On December 8, 2020, the Company held a general meeting (“2020 General Meeting”) and changed the currency of its ordinary shares from pounds sterling to U.S. dollars (“2020 Redenomination”). Because of the 2020 Redenomination, the Company reassessed whether its financial instruments or other contracts that previously required derivative accounting within the scope of ASC 815 Financial Instruments either (a) no longer met the definition of a derivative or (b) met a scope exception to the derivative guidance due to a change in facts and circumstances. The Company concluded that due to the 2020 Redenomination, these warrants now met the requirements for classification as equity under ASC 815-40-25 as of December 8, 2020, the date of the 2020 General Meeting. The Company updated the carrying amount of the warrant liability to its fair value on December 8, 2020, with changes recorded in the consolidated statements of operations and comprehensive Loss and then reclassified the warrant liability balance to additional paid in capital within shareholders’ equity:

Fair value of
warrants liabilities
Balance at December 31, 2019	$1,014,868

Issuance of 2020 Warrants	2,749,369

Reclassification of warrant liability to shareholders’ equity upon exercise of 12,500 warrant ADSs	(7,874)

Change in fair value of liabilities related to warrants	(556,810)

Balance at December 8, 2020	3,199,553

Reclassification to additional-paid-in capital with in shareholders’ equity	(3,199,553)
Balance at December 31, 2020	$—

Warrants Issued in 2021 and 2022

Except for warrants issued in September 2022 (Note 3), the Company accounts for warrants issued to investors and a placement agent after December 8, 2020 as equity classified instruments, recorded to additional paid-in capital within shareholders’ equity on the consolidated balance sheets. The fair values were measured at their grant date with no subsequent remeasurement.

The Company determined that, at the time of their issuance, the July 2021 Warrants, the December 2021 Warrants and the March 2022 Warrants met the requirements for classification as equity under ASC 815-40-25. The costs directly attributable to realizing proceeds of issuing ADSs such as placement agent fees, commissions, legal and accounting fees pertaining to the financing and other external, incremental fees and expenses paid to advisors were recognized in additional paid-in capital within shareholders’ equity on the consolidated balance sheets. At July 16, 2021, the fair value of the July 2021 Warrants was $231,063 and was recorded within additional paid-in capital of shareholders’ equity. At January 4, 2022, the fair value of the December 2021 Warrants was $2,605,577 and was recorded within additional paid-in capital of shareholders’ equity. At March 10, 2022, the fair value of the March 2022 Warrants was $3,693,622 and was recorded within additional paid-in capital of shareholders’ equity.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(in U.S. dollars)

Below are the assumptions used for the fair value calculations of the warrants issued in 2021:

July 16,
2021
Standard deviation	110.00%
Annual risk-free interest rate	0.79%
Required return on equity	17.00%
Expected life in years	4.98
Annual turnover rate	0.00%
Period risk-free rate	0.07%

Below are the assumptions used for the fair value calculations of warrants issued in 2022 (except the September 2022 Warrants):

	January 4,	March 10,
	2022	2022
Expected dividend yield	0%	0%
Expected volatility	110%	110%
Risk-free interest	1.4%	1.9%
Expected life in years	5.0	5.0

The following table summarizes the Company’s outstanding warrants as of December 31, 2022, 2021 and 2020:

		Balance	Warrants	Balance	Warrants	Balance
	Exercise	December 31,	Issued	December 31,	Issued	December 31,
Description	Price	2020	in 2021	2021	in 2022	2022
2019 Investor Warrants	$3.00	1,184,213	—	1,184,213	—	1,184,213
2019 Placement Warrants	$2.85	177,629	—	177,629	—	177,629
2020 Investor Warrants	$2.20	2,797,636	—	2,797,636	—	2,797,636
2020 Placement Warrants	$2.55	449,623	—	449,623	—	449,623
July 2021 Placement Agent Warrants	$2.32	—	398,384	398,384	—	398,384
December 2021 Investor Warrants	$1.65	—	—	—	2,155,507	2,155,507
December 2021 Placement Agent Warrants	$1.75	—	—	—	172,441	172,441
March 2022 Investor Warrants	$1.40	—	—	—	3,720,409	3,720,409
March 2022 Placement Agent Warrants	$1.50	—	—	—	297,633	297,633
September 2022 Series A Investor Warrants	$0.85	—	—	—	15,100,000	15,100,000
September 2022 Series B Investor Warrants	$0.85	—	—	—	15,100,000	15,100,000
		4,609,101	398,384	5,007,485	36,545,990	41,553,475

NOTE 5 – Equity Incentive Plan

In accordance with the Company’s 2014 Equity Incentive Plan (the “2014 Plan”), the number of shares that may be issued upon exercise of options under the Plan shall not exceed 890,000,000 ordinary shares. At December 31, 2022, 354,850,715 ordinary shares were available for future issuance under the Plan. The option plan is administered by the Company’s Board of Directors and grants are made pursuant thereto by the compensation committee. The per share exercise price for the shares to be issued pursuant to the exercise of an option shall be such price equal to the fair market value of the Company’s ordinary shares on the grant date and set forth in the individual option agreement. Options expire ten years after the grant date and typically vest over one to four years.

Shares that are expired, terminated or canceled are returned to the 2014 Plan and made available for future awards.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(in U.S. dollars)

Options

The following is a summary of the Company’s option activity under the 2014 Plan for the years ended December 31, 2022, 2021 and 2020:

				Weighted
				average
		Weighted	Weighted	remaining
		average	average	contractual	Aggregate
	Number	exercise	grant date	term	intrinsic
	of shares	price	fair value	(in years)	value
Options outstanding as of January 1, 2020	94,349,035	$0.10	—	7.6	$—
Granted	208,000,000	$0.02	$0.01	—	—
Forfeited	(2,500,000)	$0.02	$0.02	—	—
Options outstanding at December 31, 2020	112,649,035	$0.09	—	7.1	$—
Granted	30,300,000	$0.02	$0.01	—	—
Options outstanding at December 31, 2021	142,949,035	$0.07	—	6.8	$—
Granted	409,396,700	$0.01	$0.01	—	—
Forfeited	(38,671,850)	$0.15	$0.10	—	—
Options outstanding at December 31, 2022	513,673,885	$0.02	—	8.7	$—
Exercisable options at December 31, 2022	128,451,772	$0.04	—	6.6	$—

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the fair value of the Company’s common stock for those options that had exercise prices lower than the fair value of the Company’s common stock.

No stock option awards were exercised during the years ended December 31, 2022, 2021 and 2020.

Option Valuation

Below are the assumptions used to determine the fair value of stock awards granted during the years ended December 31, 2022, 2021 and 2020:

	December 31,
	2022		2021		2020
Expected dividend yield	0%		0%		0%
Expected volatility	72.8-90.4%		70.7-83.2%		83.9-86.9%
Risk-free interest	1.46-4.34%		0.64-1.25%		0.38-0.49%
Expected life	5.5-6.25	years	5.5-6.25	years	5.5-6.25	years

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(in U.S. dollars)

The following is a summary of the Company’s share options granted separated into ranges of exercise price as of December 31, 2022:

					Remaining	Weighted
		Weighted			contractual	average
		average	Weighted		life for	exercise
Exercise		remaining	average		exercisable	price for
price	Options	contractual	exercise	Options	options	exercisable
(range) ($)	outstanding	life (years)	price ($)	exercisable	(years)	options ($)
<0.01	106,500,000	9.8	0.01	—	—	—
0.01	286,896,700	9.3	0.01	29,674,587	9.2	0.01
0.02-0.05	102,000,000	6.8	0.02	80,500,000	6.3	0.02
0.12-0.32	18,277,185	3.3	0.16	18,277,185	3.3	0.16
	513,673,885			128,451,772

Restricted Stock Units

The Company began awarding restricted stock units (“RSUs”) during the year ended December 31, 2022. RSUs are stock-based awards granted to recipients with specified vesting provisions. In the case of RSUs, ordinary shares are generally delivered on or following satisfaction of vesting conditions. The Company issues RSUs to management that vest solely based on the recipient’s continued service over time, primarily with a two-year vesting (“Time-Based RSUs”). For these RSUs, the Company recognizes the cost as compensation expense on a straight-line basis.

The Company estimates the fair value of its Time-Based RSUs on the date of grant based on the Company’s closing stock price at the time of grant.

The following table summarizes the Company’s restricted stock activity for the year ended December 31, 2022:

Weighted
average
grant date
	Shares/	fair value
	Units	per share
Unvested as of January 1, 2022	—	—
Granted	21,475,400	$0.01
Vested	—	—
Forfeited	—	—
Unvested as of December 31, 2022	21,475,400	$0.01

Stock-Based Compensation Expense

The Company recorded stock-based compensation expense in the following expense categories of its consolidated statements of operations and comprehensive loss:

	Years Ended December 31,
	2022	2021	2020
Research and development	$120,191	$55,028	$82,192
General and administrative	614,916	259,622	243,331
Total stock-based compensation expense	$735,107	$314,650	$325,523

As of December 31, 2022, total unrecognized compensation cost related to unvested share-based payment awards was $2,739,097, which is expected to be recognized over a weighted average period of 3.1 years.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(in U.S. dollars)

NOTE 6 – Related Party Transactions

London Office Lease - The Company leases its offices in London from The Doctors Laboratory (“TDL”) and has incurred expenses of approximately $129,000, $146,000 and $133,000 plus VAT during the years ended December 31, 2022, 2021 and 2020, respectively. David Byrne, a non-employee director of the Company, is the Chief Executive Officer of TDL and Dr. Ray Prudo, the Company’s former Executive Chairman, is the non-Executive Chairman of the Board of Directors of TDL.

Laboratory Testing Services - The Company received laboratory testing services for its clinical trials provided by TDL, including certain administrative services, and has incurred expenses of approximately $89,000, $102,000 and $234,000 plus VAT during the years ended December 31, 2022, 2021 and 2020, respectively. The Company recorded payable balances to TDL of approximately $23,000, $32,000 and $100,000 plus VAT as of December 31, 2022, 2021 and 2020, respectively.

Consulting - A non-employee director of the Company began providing business development consulting services in January 2018. The consulting agreement was terminated in November 2022. The Company incurred expenses of approximately $92,000, $100,000 and $100,000 during the years ended December 31, 2022, 2021 and 2020, respectively, relating to these consulting services.

NOTE 7 – Commitments and Contingencies

Lease commitment – The Company currently leases its offices in London and New York on a month-to-month basis.

For the years ended December 31, 2022, 2021 and 2020, the Company incurred total rental expense in the amount of approximately $169,000, $183,000 and $173,000, respectively.

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

The following is the calculation of the basic and diluted weighted average shares outstanding for the years ended December 31,2022, 2021 and 2020, respectively:

	Years Ended December 31,
	2022	2021	2020
Company posted	Net loss	Net loss	Net loss
Basic weighted average shares outstanding	6,243,462,410	4,292,112,667	3,159,037,588
Dilutive effect of Ordinary Share equivalents	None	None	None
Dilutive weighted average shares outstanding	6,243,462,410	4,292,112,667	3,159,037,588

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(in U.S. dollars)

The Company’s potentially dilutive securities, which include options, warrants to purchase ordinary shares and unvested restricted stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share attributable to common stockholders. Therefore, the weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share is the same. The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect (in ordinary equivalent shares):

	Years Ended December 31,
	2022	2021	2020
Share options	513,673,885	142,949,035	112,649,035
Warrants	4,155,347,500	500,748,500	460,910,100
Restricted stock units	21,475,400	—	—
Total anti-dilutive share equivalents	4,690,496,785	6,436,975,355	573,559,135

NOTE 9 – Income Taxes

Tax rates

The Company is incorporated in England. The effective corporate tax rate applying to a company that is incorporated in England on December 31, 2022 is 19%, which is consistent with the rate from December 31, 2021 and 2020.

Tax assessment

The periods open to inquiry by the United Kingdom (“UK”) tax authorities are 2022, 2021 and 2020. The Company has not been issued final tax assessments since its establishment in Switzerland.

Deferred taxes

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

At December 31, 2022 and 2021, there were no known uncertain tax positions. The Company has not identified any tax positions for which it is reasonably possible that a significant change will occur during the next 12 months.

The components of net loss before income tax are as follows:

	Years Ended December 31,
	2022	2021	2020
Domestic (UK)	$(18,017,916)	$(17,308,782)	$(17,394,074)
Foreign	269,854	(115,455)	312,457
Net loss before income tax	$(17,748,062)	$(17,424,237)	$(17,081,617)

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(in U.S. dollars)

Income tax expense relating to the Company’s operations are as follows:

Years Ended December 31,
	2022	2021	2020
Current income taxes
Domestic (UK)	$—	$—	$—
U.S.	—
Foreign	—	—	—

Deferred income taxes	—	—	—
Domestic (UK)	—	—	—
Foreign	—	—	—
Income tax expense	$—	$—	$—

The following is a reconciliation of income tax expense computed at the UK statutory rate compared to the Company’s income tax expense as reported in its consolidated statements of operations and comprehensive loss:

	Years Ended December 31,
	2022	2021	2020
Net loss before income tax	$(17,748,062)	$(17,424,237)	$(17,081,617)
Statutory rate	19.00%	19.00%	19.00%
Expected income tax recovery	(3,372,132)	(3,310,605)	(3,245,507)
Impact on income tax expense/recovery from
Change in valuation allowance	4,327,206	3,958,517	4,287,778
Permanent differences	408,400	39,572	81
U.S. state taxes (net of FBOS)	(1,114,279)	(534,862)	(655,877)
Tax rate difference in foreign jurisdictions	(248,042)	(122,064)	(136,343)
Change of tax rate due to U.S. tax reform	4,200	60,369	—
Change in equity compensation	751,989	—	—
Change in operating losses	(132,989)	—	—
Change of tax rate from prior year	(624,353)	(90,927)	—
Deferred tax adjustments	—	—	250,132
Income tax expense	$—	$—	$—

The tax effects of temporary differences that gave rise to significant portions of the Company’s deferred tax assets were as follows:

	December 31,	December 31,
	2022	2021
Deferred tax assets
Stock-based compensation	$954,821	$1,426,602
PP&E and other accrued liabilities	641,935	571,006
Intangibles	1,658,731	1,588,365
Warrant revaluation	(946,770)	—
Tax loss carry forward	32,307,419	26,736,219
Valuation allowance	(34,616,136)	(30,322,192)
Net deferred tax assets	$—	$—

The Company has reviewed its tax positions for its past domestic and foreign tax filings and has not identified any uncertain income tax positions. The Company’s position is to record penalties and interest on any uncertain tax position, if any, and record such items to general and administrative expense.

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(in U.S. dollars)

At December 31, 2022, the Company had approximately $108.7 million of UK operating loss carryforwards to reduce future UK taxable income. These carryforwards do not expire. At December 31, 2022, the Company had approximately $106.3 million of foreign operating loss carryforwards in the US (including federal, state and local jurisdictions) and Switzerland. Carryforwards in the US totaling approximately $1.1 million expire in 2032, $14.8 million expire in 2034, $3.7 million expire in 2036, $10.4 million expire in 2037, $50.8 million expire after 2037, and $24.8 million do not expire. The carryforwards in Switzerland totaling approximately $0.7 million expire in 2023. In general, an ownership change, as defined by Section 382 of the Internal Revenue Code, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. In fiscal 2023, the Company conducted a study to assess whether a change of control has occurred. The Company concluded that it had experienced a change of control, as defined by Section 382, and utilization of certain net operating loss carryforwards would be subject to an annual limitation under Section 382. The Company determined that the limitation was immaterial to its consolidated financial statements.

Research and development credits

The Company carries out extensive research and development activities and may benefit from the UK research and development tax relief regime, whereby the Company can receive an enhanced UK tax deduction on its research and development activities. Qualifying expenditures comprise of chemistry and manufacturing consumables, employment costs for research staff, clinical trials management, and other subcontracted research expenditures. Where the Company is loss making for the period it can elect to surrender taxable losses for a refundable tax credit. The losses available to surrender are equal to the lower of the sum of the research and development qualifying expenditure and enhanced tax deduction and the Company’s taxable losses for the period with the tax credit for December 31, 2022 available at a rate of 14.5%. The credit therefore gives a cash flow advantage to Company at a lower rate than would be available if the enhanced losses were carried forward and relieved against future taxable profits.

The Company accounts for research and development tax credits at the time its realization becomes probable (Note 2). Due to the uncertainty of the approval of these tax credit claims and the potential that an election for a tax credit in the form of cash is not made, the Company did not record a receivable for the 2022 tax year at December 31, 2022.

NOTE 10 – Segment Information

The chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer (CEO). Neither the CODM nor the Company’s directors receive disaggregated financial information about the locations in which research and development is occurring. Therefore, the Company considers that it has only one reporting segment.

The following table presents the Company’s tangible fixed assets by geographic region:

	December 31,	December 31,
	2022	2021
United Kingdom	$—	$—
United States	—	—
Total	$—	$—

AKARI THERAPEUTICS, Plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

(in U.S. dollars)

NOTE 11 – Subsequent Events

Registered Direct Offering

On March 31, 2023, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 26,666,667 ADSs in a registered direct offering at $0.15 per ADS, resulting in gross proceeds of approximately $4.0 million. The Company paid an aggregate of approximately $0.3 million in placement agent fees and expenses.